As filed with the Securities and Exchange Commission on May 8, 2026

Registration No.: 333-[    ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Odyssey Marine Exploration, Inc.

(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	84-1018684 (I.R.S. Employer Identification Number)

205 S. Hoover Boulevard

Suite 210

Tampa, Florida 33609

(813) 876-1776

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark D. Gordon, Chief Executive Officer

205 S. Hoover Boulevard

Suite 210

Tampa, Florida 33609

(813) 876-1776

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Susan Fennessey, Esq.	David M. Doney, Esq.	Rory B. O’Halloran, Esq.
Odyssey Marine Exploration, Inc.	Akerman LLP	Christopher Glenn, Esq.
205 S. Hoover Boulevard, Suite 210	401 East Jackson Street, Suite 1700	Allen Overy Shearman Sterling US LLP
Tampa, Florida 33609	Tampa, Florida 33602	599 Lexington Avenue
Telephone: (813) 876-1776	Telephone: (813) 209-5070	New York, New York 10022
Telephone: (212) 848-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the Merger described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer, solicitation, or sale is not permitted.

Preliminary Proxy Statement/Prospectus

Subject to Completion—Dated     , 2026

205 S. Hoover Boulevard

Suite 210

Tampa, Florida 33609

To the Stockholders of Odyssey Marine Exploration, Inc.

and American Ocean Minerals Corporation:

On behalf of the boards of directors of Odyssey Marine Exploration, Inc. (“Odyssey”) and American Ocean Minerals Corporation (“AOM”), we are pleased to provide the accompanying proxy statement/prospectus relating to the proposed merger of Odyssey and AOM. As a holder of Odyssey common stock, you are being asked to consider and vote on the proposals described in this document.

As previously disclosed, on April 8, 2026, Odyssey entered into an Agreement and Plan of Merger with its wholly owned subsidiary, Oceanus Merger Sub, Inc. (“Merger Sub”), and AOM. Under this agreement, Merger Sub will merge with and into AOM, with AOM surviving as a direct, wholly owned subsidiary of Odyssey. At the effective time of the merger, each outstanding share of AOM common stock will be converted into shares of Odyssey common stock at a fixed exchange ratio of 4.5017 shares of Odyssey common stock for each share of AOM common stock, subject to adjustment for any reverse stock split.

Following completion of the merger, Odyssey is expected to be renamed “American Ocean Minerals Corporation,” and the common stock of the combined company is expected to trade on Nasdaq under the symbol AOMC, aligning the company’s corporate identity with its strategic direction.

This transaction represents a significant step in the evolution of both companies. By combining Odyssey and AOM, we believe we are creating a larger, better-capitalized, U.S.-aligned platform focused on advancing access to critical minerals from the seafloor—resources that are increasingly important to supply chain resilience, advanced technologies, and long-term industrial capacity.

Each company brings distinct and complementary strengths:

•	Odyssey contributes decades of offshore operational experience, deep-ocean technology capabilities, and public company infrastructure.

•	AOM contributes capital, a growing portfolio of mineral interests, and a strategy focused on acquiring and advancing high-potential assets across multiple jurisdictions.

Prior to the effective time of the merger, Odyssey intends to effect a reverse stock split, currently contemplated at approximately 1-for-25, to support Nasdaq listing requirements.

Immediately prior to the effective time of the merger:

•	All outstanding AOM convertible debentures issued in connection with AOM’s bridge financing will automatically convert into shares of AOM common stock.

•	AOM is expected to complete a private investment (“PIPE”), issuing shares of AOM common stock and accompanying warrants to investors.

•

Odyssey intends to separate its Oceanica Resources Mexico (“ORM”) asset through a trust structure for the benefit of existing Odyssey stockholders, subject to the satisfaction of certain conditions and agreements with interested parties.

At the effective time of the merger:

•	Each outstanding share of AOM common stock will be converted into Odyssey common stock based on the exchange ratio described above.

•	Shares issued in the PIPE will convert into Odyssey common stock, and associated warrants will be assumed and adjusted accordingly.

In connection with the broader transaction structure:

•

Certain equity holders of CIC Limited (“CIC” or “CIC Limited”) and Ocean Minerals LLC (“OML”) will exchange their interests for shares of Odyssey common stock, subject to applicable agreements and Nasdaq limitations.

•	Odyssey will also hold options to acquire additional equity interests in CIC over time based on milestone-driven valuation thresholds.

Following completion of the merger:

•	AOM’s leadership team is expected to assume executive management roles.

•	The combined company’s board of directors will comprise entirely directors designated by AOM.

•	Existing Odyssey stockholders are expected to retain approximately 6.7% ownership of the combined company.

A key component of this transaction is the capital raised in connection with the merger:

•	approximately $75.6 million through pre-transaction convertible financing; and

•	approximately $156.0 million through the PIPE.

These financings are expected to provide the combined company with the resources necessary to advance exploration, environmental studies, and regulatory processes across its portfolio.

The transaction also reflects a phased and capital-disciplined approach to growth:

•	Majority ownership positions are being established in certain assets, such as OML.

•	Other interests, such as CIC Limited, are structured through staged acquisition mechanisms, including equity exchanges and milestone-based options.

This approach will allow the combined company to increase ownership over time while aligning capital deployment with project progress and regulatory milestones.

Odyssey’s Board of Directors believes that participation in a larger, better-capitalized platform provides a more compelling long-term opportunity than continuing as a standalone company. After careful consideration, including the review and recommendation of a committee of independent and disinterested directors, and after consultation by such committee with its financial and legal advisors, Odyssey’s Board unanimously determined that the merger and related transactions are advisable and in the best interests of Odyssey and its stockholders.

Accordingly, the Board unanimously recommends that you vote:

•	“FOR” the Nasdaq Proposals;

•	“FOR” the Charter Proposal;

•	“FOR” the Golden Parachute Compensation Proposal; and

•	“FOR” the Adjournment Proposal, if presented.

The completion of the merger is subject to stockholder approval and other customary closing conditions. Your vote is important, regardless of the number of shares you own.

We encourage you to read this proxy statement/prospectus carefully, including the sections entitled “Risk Factors” and “The Merger,” and to vote your shares as soon as possible.

This transaction reflects a shared commitment to building a company with the scale, capital, and capabilities to participate meaningfully in the emerging marine critical minerals sector.

We appreciate your consideration and your continued support.

Sincerely,

Mark D. Gordon	Mark B. Justh
Chief Executive Officer	Chief Executive Officer
Odyssey Marine Exploration, Inc.	American Ocean Minerals Corporation

The accompanying proxy statement/prospectus is dated     , 2026, and is first being mailed to the stockholders of Odyssey and stockholders of American Ocean Minerals Corporation on or about that date.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE MERGER, PASSED UPON THE MERITS OR FAIRNESS OF THE MERGER OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

ODYSSEY MARINE EXPLORATION, INC.

205 S. Hoover Boulevard

Suite 210

Tampa, Florida 33609

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [    ], 2026

To the Stockholders of Odyssey Marine Exploration, Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the “Odyssey Special Meeting”) of Odyssey Marine Exploration, Inc., a Nevada corporation (“Odyssey,” the “Company,” “us,” “our,” or “we”), will be held on [    ], 2026, at 10:00 a.m. Eastern Time at [    ], Tampa, Florida [     ]. Only stockholders who hold shares of Odyssey common stock, par value $0.0001 per share (“Odyssey Common Stock”), at the close of business on [    ], 2026, the record date for the Odyssey Special Meeting, are entitled to vote at the Odyssey Special Meeting and any adjournments or postponements of the Odyssey Special Meeting.

As previously disclosed, on April 8, 2026, Odyssey entered into an agreement and plan of merger (the “Merger Agreement”) with Oceanus Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Odyssey (“Merger Sub”), and American Ocean Minerals Corporation, a Delaware corporation (“AOM,” and together with Odyssey and Merger Sub, the “Parties”), pursuant to which Merger Sub will merge with and into AOM, with AOM surviving the merger and becoming a direct, wholly owned subsidiary of Odyssey (the “Merger”). Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each then-outstanding share of AOM common stock, par value $0.0001 per share (“AOM Common Stock”), will be converted into shares of Odyssey Common Stock, and Odyssey will be renamed “American Ocean Minerals Corporation.”

Prior to the execution and delivery of the Merger Agreement, AOM entered into subscription agreements (the “Bridge Subscription Agreements”) with certain third-party investors (the “AOM Bridge Investors”) pursuant to which the AOM Bridge Investors provided aggregate financing to AOM in the amount of approximately $75.6 million through the purchase of convertible debentures of AOM (the “AOM Bridge Debentures”). The AOM Bridge Debentures will automatically convert into shares of AOM Common Stock immediately prior to the Effective Time, such that the AOM Bridge Investors will become stockholders of AOM immediately prior to the consummation of the Merger.

Contemporaneously with the execution and delivery of the Merger Agreement, AOM and Odyssey entered into a securities purchase agreement (the “AOM PIPE Subscription Agreement” and, together with the Bridge Subscription Agreements, the “Subscription Agreements”) with certain third-party investors (the “AOM PIPE Investors”), pursuant to which the AOM PIPE Investors committed to provide aggregate financing in the amount of $156.0 million (the “AOM PIPE Investment”) through the subscription for and purchase of shares of AOM Common Stock, which shares will, pursuant to the AOM PIPE Subscription Agreement, be issued immediately prior to the Effective Time, such that the AOM PIPE Investors will become stockholders of AOM immediately prior to the consummation of the Merger.

Contemporaneously with the execution and delivery of the Merger Agreement, and as a condition to the willingness of the parties to the Merger Agreement to enter into the Merger Agreement, Odyssey, certain holders of AOM Common Stock, and certain AOM Bridge Investors (the “Lock-Up Holders”), entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which the Lock-Up Holders have agreed to certain restrictions on the transfer of shares of Odyssey Common Stock held by or issued to them under the Merger Agreement, such restrictions to become effective at the consummation of the Merger.

Pursuant to the terms of the Merger Agreement, and as a condition to the willingness of the parties to the Merger Agreement to enter into the Merger Agreement, Odyssey agreed to use its reasonable best efforts to organize a new corporation (“ORM HoldCo”), to contribute its interests in Oceanica Resources Mexico, S. de R.L. de C.V., a company organized in Mexico (“ORM”), to ORM HoldCo, and to transfer its interests in ORM HoldCo to a newly formed liquidating trust (the “ORM Trust”), the beneficiaries of which would be the holders of Odyssey Common Stock as of a record date prior to the consummation of the Merger. These proposed transactions are subject to certain third-party approvals. If the parties are unable to obtain such third-party approvals, such transactions will not occur.

The Odyssey Special Meeting is being held for the following purposes:

1.

Proposal No. 1—The Nasdaq Proposals—To consider and vote upon a proposal to approve, as required by the rules of the Nasdaq Stock Market, the issuance of shares of Odyssey Common Stock to the AOM Stockholders and certain CIC Stockholders and OML Members (each as defined below) as the following two subproposals:

(a) Nasdaq Proposal A—the issuance of up to an aggregate of 727,936,074 shares of Odyssey Common Stock to the AOM Stockholders pursuant to the terms of the Merger Agreement; and

(b) Nasdaq Proposal B—the issuance of up to an aggregate of 132,471,431 shares of Odyssey Common Stock to (i) the CIC Stockholders pursuant to the terms of the CIC Equity Exchange Agreement, the CIC Limited Option Agreement, and the CIC LLC Option Agreement and (ii) the OML Members pursuant to the terms of the OML Equity Exchange Agreement.

We refer to the foregoing subproposals collectively as the “Nasdaq Proposals.”

2.

Proposal No. 2—The Charter Proposal—To consider and vote upon a proposal to approve an amendment to the Odyssey Charter (as defined below) to increase the number of authorized shares of Odyssey Common Stock from 75,000,000 shares to 400,000,000 shares (taking into account the proposed Reverse Stock Split), to be effected at such time and date as determined by the Odyssey Board in its sole discretion. We refer to this proposal as “Proposal No. 2” or the “Charter Proposal.”

3.

Proposal No. 3—The Golden Parachute Compensation Proposal—To consider and vote upon a proposal to approve, on an advisory, non-binding basis, certain compensation payments that will or may be made by Odyssey to its named executive officer in connection with the Merger. We refer to this proposal as “Proposal No. 3” or the “Golden Parachute Compensation Proposal.”

4.

Proposal No. 4—The Adjournment Proposal—To consider and vote upon a proposal to approve the adjournment of the special meeting to a later date or dates if it is determined by Odyssey and AOM that more time is necessary to further solicit proxies necessary for the approval of one or more of the Proposals. We refer to this proposal as “Proposal No. 4” or the “Adjournment Proposal.”

We refer to the foregoing proposals collectively as the “Odyssey Proposals.”

These items of business are described in the attached proxy statement/prospectus, which Odyssey encourages you to read in its entirety before voting. Only holders of record of Odyssey Common Stock at the close of business on [    ], 2026, the Record Date, are entitled to notice of the Odyssey Special Meeting and to vote and have their votes counted at the Odyssey Special Meeting and any adjournments or postponements of the Odyssey Special Meeting. Odyssey will transact no other business at the Odyssey Special Meeting, except such business as may properly be brought before the Odyssey Special Meeting or any adjournment or postponement thereof. Please refer to the proxy statement/prospectus of which this notice is a part for further information with respect to the business to be transacted at the Odyssey Special Meeting.

After careful consideration, and following the unanimous recommendation of the Special Transaction Committee, the Odyssey Board has unanimously determined that the form, terms and provisions of the Merger Agreement, including the Merger, are advisable and in the best interests of Odyssey and its stockholders, and unanimously recommends you vote “FOR” the Nasdaq Proposals, “FOR” the Charter Proposal, “FOR” the Golden Parachute Compensation Proposal, and “FOR” the Adjournment Proposal, if presented.

Nasdaq Proposal A and the Charter Proposal are interdependent and must each be approved for Odyssey to consummate the Merger. Nasdaq Proposal B and the Adjournment Proposal are not conditioned upon the approval of any other proposal.

A quorum of Odyssey’s stockholders is necessary to hold a valid meeting. The holders of at least a majority of the voting power of the capital stock issued and outstanding and entitled to vote at the Odyssey Special Meeting as of the Record Date, represented in person or by proxy, will constitute a quorum for the transaction of business at the Odyssey Special Meeting. Odyssey will include proxies marked as abstentions and broker non-votes to determine the number of shares present at the Odyssey Special Meeting.

The approval of the Charter Proposal requires the affirmative vote of holders of a majority of the voting power of Odyssey (which consists of the outstanding shares of Odyssey Common Stock). Accordingly, abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” the Charter Proposal.

The approval of each of the Nasdaq Proposals, the Golden Parachute Compensation Proposal, and the Adjournment Proposal requires the affirmative vote of the holders of a majority of votes cast by the stockholders at the Odyssey Special Meeting. Accordingly, abstentions and broker non-votes, if any, will have no effect on the outcome of the Nasdaq Proposals, the Golden Parachute Compensation Proposal, and the Adjournment Proposal.

Completion of the Merger is conditioned upon, among other things, approval of the Nasdaq Proposals and the Charter Proposal.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the financial statements and annexes attached thereto) and any other documents incorporated by reference herein for a more complete description of the proposed Merger and related transactions and each of the Odyssey Proposals. We encourage you to read this proxy statement/prospectus carefully in its entirety. In particular, we urge you to read carefully the section entitled “Risk Factors” beginning on page 51 of the accompanying proxy statement/prospectus. If you have any questions or need assistance voting your shares, you may call Odyssey proxy solicitor, Sodali & Co, at (203) 658-9400 (banks and brokers) or email at OMEX.info@investor.sodali.com.

Your vote is very important, regardless of the number of shares of Odyssey Common Stock that you own. Even if you plan to attend the Odyssey Special Meeting, we request that you complete, sign, date and return the enclosed proxy card in the envelope provided, or submit your proxy by telephone or via the Internet at www.proxydocs.com/OMEX prior to the Odyssey Special Meeting, and thus ensure that your shares will be represented and voted at the Odyssey Special Meeting if you later become unable to attend. If your shares are held in a stock brokerage account or by a bank or other nominee, please follow the instructions that you receive from your broker, bank, or other nominee to vote your shares.

BY ORDER OF THE ODYSSEY
BOARD OF DIRECTORS

Mark D. Gordon
Chief Executive Officer and
Chairman of the Board of Directors

Tampa, Florida

[    ], 2026

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (“SEC”) by Odyssey Marine Exploration, Inc. (“Odyssey”), constitutes a prospectus of Odyssey under Section 5 of the Securities Act of 1933, as amended, with respect to the shares of Odyssey common stock, par value $0.0001 per share (“Odyssey Common Stock”), to be issued if the Merger described below is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, with respect to the special meeting (the “Odyssey Special Meeting”) at which stockholders of Odyssey (the “Odyssey Stockholders”) will be asked to consider and vote upon the proposals described in this proxy statement/prospectus and certain other related matters.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. Odyssey has not authorized anyone to provide you with information that is different from that contained or incorporated by reference in this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth above on the cover page of this proxy statement/prospectus, and you should not assume that the information contained or incorporated by reference in this proxy statement/prospectus is accurate as of any date other than such date. Neither the mailing of this proxy statement/prospectus to Odyssey Stockholders nor the issuance by Odyssey of shares of Odyssey Common Stock pursuant to the Merger Agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

The information concerning Odyssey contained or incorporated by reference in this proxy statement/prospectus has been provided by Odyssey, and the information concerning American Ocean Minerals Corporation (“AOM”), CIC Limited, and Ocean Minerals, LLC contained in this proxy statement/prospectus has been provided by AOM.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Odyssey that is not included in or delivered with this document. You may obtain this information without charge through the SEC web site (www.sec.gov) or upon your written or oral request by contacting our proxy solicitor, Sodali & Co, using the following contact information:

Sodali & Co

430 Park Avenue, 14th Floor

New York, NY 10022

Telephone: (800) 662-5200

Bank and Brokers can call at (203) 658-9400

Email: OMEX.info@investor.sodali.com

To ensure timely delivery of these documents, any request should be made no later than [    ], 2026, to receive them before the Odyssey Special Meeting.

For additional details about where you can find information about Odyssey, please see the section entitled “Where You Can Find More Information” beginning on page 234 of this proxy statement/prospectus.

FREQUENTLY USED TERMS

In this proxy statement/prospectus:

“AOM” means American Ocean Minerals Corporation, a Delaware corporation.

“AOM Common Stock” means AOM’s common stock, par value $0.0001 per share.

“AOM Support Agreement” means the Stockholder Support Agreement, dated as of April 8, 2026, by and among AOM, Odyssey and the Key AOM Stockholders.

“CIC” and “CIC Limited” mean CIC Limited, a company organized under the laws of the Cook Islands.

“CIC LLC” means CIC LLC, a Florida limited liability company.

“Closing” means the consummation of the Merger.

“Closing Date” means the date on which the Closing occurs.

“Code” means the Internal Revenue Code of 1986, as amended.

“combined company” means, as the context requires, Odyssey and its subsidiaries following the Closing.

“DGCL” means the Delaware General Corporation Law.

“Effective Time” means the time at which the Merger becomes effective.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means 4.5017.

“GAAP” means United States generally accepted accounting principles.

“Key AOM Stockholders” means the officers, directors and stockholders of AOM who, in their capacity as stockholders of AOM, executed an AOM Support Agreement. The Key AOM Stockholders are the only stockholders of AOM necessary to approve the Merger.

“Merger” means, pursuant to the Merger Agreement, the merging of Merger Sub with and into AOM, with AOM surviving the Merger as a wholly owned subsidiary of Odyssey.

“Merger Agreement” means the agreement and plan of merger, dated as of April 8, 2026, as may be amended from time to time, by and among Odyssey, AOM, and Merger Sub.

“Merger Shares” means, for each share of AOM Common Stock issued and outstanding immediately prior to the Closing (other than shares held in treasury or dissenting shares), the number of shares of Odyssey Common Stock equal to the Exchange Ratio for which such AOM Common Stock will be converted into and exchanged for the Odyssey New Preferred Shares and shares of Odyssey Common Stock underlying such Odyssey New Preferred Shares.

“Merger Sub” means Oceanus Merger Sub, Inc., a Delaware corporation.

“Mexican Phosphate Project” means Odyssey’s phosphate exploration and development business conducted in Mexico, including the subsea phosphate project located in Mexico’s Exclusive Economic Zone, and all assets, operations, liabilities and equity interests of Odyssey, any of its subsidiaries and any of their respective affiliates relating thereto, including Odyssey’s direct and indirect interests in ORM and any successor, subsidiary, joint venture or similar entity holding interests in such project.

i

“NRS” means the Nevada Revised Statutes.

“Odyssey” means Odyssey Marine Exploration, Inc.

“Odyssey Board” means the board of directors of Odyssey.

“Odyssey Charter” means the Articles of Incorporation of Odyssey, as amended.

“Odyssey Common Stock” means Odyssey’s common stock, par value $0.0001 per share.

“Odyssey Special Meeting” means the special meeting of Odyssey Stockholders to consider and vote upon the Odyssey Proposals and related matters and any adjournment or postponement thereof.

“Odyssey Stockholder Approval” means the approval by the stockholders of Odyssey of the Odyssey Proposals.

“Odyssey Support Agreement” means the Stockholder Support Agreement, dated as of April 8, 2026, by and among Odyssey, AOM, and certain Odyssey Stockholders party thereto.

“prospectus” means the prospectus included in the Registration Statement on Form S-4 (Registration No. 333-    ) filed with the SEC.

“Record Date” means the close of business on [●], 2026, the record date established by Odyssey for determining the holders of Odyssey Common Stock entitled to notice of, and to vote at, the Odyssey Special Meeting.

“Registration Statement” means this registration statement on Form S-4 (Registration No. 333-    ), including the proxy statement/prospectus forming a part hereof, as the same may be amended or supplemented from time to time.

“Reverse Stock Split” means a reverse stock split of the Odyssey Common Stock at a ratio in the range from 1-for-20 to 1-for-25, with such ratio to be determined by the Odyssey Board and with such reverse stock split to be effected at such time and date as determined by the Odyssey Board in its sole discretion but in any event prior to the Record Date.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“total voting shares outstanding” means the shares of Odyssey Common Stock outstanding. As of the Record Date, there were [    ] total voting shares outstanding.

ii

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS FOR ODYSSEY STOCKHOLDERS

The following questions and answers briefly address some commonly asked questions regarding the proposed Merger and about the Odyssey Proposals. The following questions and answers may not include all the information that is important to Odyssey Stockholders. Stockholders are urged to read carefully this entire proxy statement/prospectus, including the financial statements and annexes attached hereto and the other documents referred to herein.

This proxy statement/prospectus and its annexes contain important information about the proposed Merger and the Odyssey Proposals. You should read this proxy statement/prospectus and its annexes carefully and in their entirety. This document also constitutes a prospectus of Odyssey with respect to the shares of Odyssey Common Stock issuable in connection with the Merger.

Q:	Why am I receiving this proxy statement/prospectus?

A:

On April 8, 2026, Odyssey, AOM, and Merger Sub entered into the Merger Agreement pursuant to which Merger Sub will merge with and into AOM, with AOM surviving the Merger as a wholly owned subsidiary of Odyssey and Merger Sub ceasing to exist. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A. Subject to the terms and conditions of the Merger Agreement, at the Closing, each outstanding share of AOM Common Stock (other than any shares held as treasury stock that will be cancelled or dissenting shares), will be converted into shares of Odyssey Common Stock equal to the Exchange Ratio, as described in the section entitled “The Merger Agreement—Merger Consideration.”

Q:	What is the Exchange Ratio for the Merger Agreement?

A:

The Exchange Ratio is 4.5017 shares of Odyssey Common Stock for each share of AOM Common Stock, which will be reduced to 0.1801 following the Reverse Stock Split, assuming the Reverse Stock Split is effected at the currently expected rate of 25-for-1.

Q:	What matters will stockholders consider at the Odyssey Special Meeting?

A:	At the Odyssey Special Meeting, Odyssey will ask its stockholders to vote in favor of the following proposals:

•

Proposal No. 1—The Nasdaq Proposals—To consider and vote upon a proposal to approve, as required by the rules of the Nasdaq Stock Market, the issuance of shares of Odyssey Common Stock to the AOM Stockholders and certain CIC Stockholders and OML Members as the following two subproposals:

(a) Nasdaq Proposal A—the issuance of up to an aggregate of 727,936,074 shares of Odyssey Common Stock to the AOM Stockholders pursuant to the terms of the Merger Agreement; and

(b) Nasdaq Proposal B—the issuance of up to an aggregate of 132,471,431 shares of Odyssey Common Stock to (i) the CIC Stockholders pursuant to the terms of the CIC Equity Exchange Agreement, the CIC Limited Option Agreement, and the CIC LLC Option Agreement and (ii) the OML Members pursuant to the terms of the OML Equity Exchange Agreement.

We refer to the foregoing subproposals collectively as the “Nasdaq Proposals.”

•

Proposal No. 2—The Charter Proposal—To consider and vote upon a proposal to approve an amendment to the Odyssey Charter to increase the number of authorized shares of Odyssey Common Stock from 75,000,000 shares to 400,000,000 shares (taking into account the proposed Reverse Stock Split), to be effected at such time and date as determined by the Odyssey Board in its sole discretion. We refer to this proposal as “Proposal No. 2” or the “Charter Proposal.”

•	Proposal No. 3—The Golden Parachute Compensation Proposal—To consider and vote upon a proposal to approve, on an advisory, non-binding basis, certain compensation payments that will or may be made by Odyssey to its named executive officer in connection with the Merger. We refer to this proposal as “Proposal No. 3” or the “Golden Parachute Compensation Proposal.”

•

Proposal No. 4—The Adjournment Proposal—To consider and vote upon a proposal to adjourn the special meeting to a later date or dates if it is determined by Odyssey and AOM that more time is necessary to further solicit proxies necessary for the approval of one or more of the Proposals. We refer to this proposal as “Proposal No. 4” or the “Adjournment Proposal.”

We refer to the foregoing proposals collectively as the “Odyssey Proposals.”

Q:	What will happen upon the consummation of the Merger?

A:

On the Closing Date, Merger Sub will merge with and into AOM, with AOM surviving the Merger as a wholly owned subsidiary of Odyssey and Merger Sub will cease to exist. The Merger will have the effects specified under the Merger Agreement and the relevant provisions of the DGCL. As consideration for the Merger, each outstanding share of AOM Common Stock will be exchanged for shares of Odyssey Common Stock based upon the Exchange Ratio, as described in the section entitled “The Merger Agreement—Merger Consideration.”

Q:	Why are the companies proposing to merge?

A:

Odyssey and AOM believe that combining the two companies will result in a company with a larger, better-capitalized platform to advance the exploration and development of seafloor polymetallic nodule resources and other critical mineral resources by combining AOM’s assets and regulatory strategy with Odyssey’s public-company infrastructure and operating experience.

For a more complete discussion of Odyssey’s reasons for the Merger and the recommendation of the AOM Board and AOM’s reasons for the Merger, please see the sections entitled “The Merger—Odyssey’s Reasons for the Merger” and “The Merger—Recommendation of the AOM Board; AOM’s Reasons for the Merger.”

Q:	Why is the Odyssey Board recommending that stockholders approve the Odyssey Proposals?

A:

In unanimously recommending that Odyssey Stockholders approve the Odyssey Proposals, the Odyssey Board acted on the unanimous recommendation of the Special Transaction Committee, which consists entirely of independent and disinterested directors. In reaching its recommendation, the Special Transaction Committee considered, among other things, the potential for the Merger to create a larger, better-capitalized U.S.-controlled deep-sea critical minerals platform with enhanced access to capital, a diversified resource portfolio spanning investments in companies with exploration licenses in the Cook Islands and U.S. application areas, and the ability of Odyssey’s stockholders to retain a continuing equity interest in the combined company. The Special Transaction Committee also considered the opinion of Moelis & Company LLC as to, as of April 8, 2026, the fairness, from a financial point of view, to Odyssey of that the Exchange Ratio in the Merger, as well as Odyssey’s current financial position and standalone prospects, and the alternatives reasonably available to Odyssey. The Special Transaction Committee also weighed these benefits against potential risks, including the inherent uncertainties of marine mineral exploration and development, the possibility that the Merger may not be completed or that anticipated benefits may not be realized, the significant dilution to existing Odyssey stockholders, and the early-stage nature of AOM’s business. After careful consideration, the Special Transaction Committee determined that the potential benefits of the Merger outweighed the risks and that the Merger Agreement and the transactions contemplated thereby are advisable and fair to, and in the best interests of, Odyssey and its unaffiliated stockholders.

For a more complete discussion, please see the section entitled “The Merger—Recommendation of the Special Transaction Committee and Odyssey Board” and “The Merger—Opinion of the Financial Advisor to the Special Transaction Committee.”

Q:	What equity stake will the current Odyssey Stockholders, the current AOM Stockholders, the AOM Bridge Investors, and the AOM PIPE Investors have in the combined company after the Closing?

A:

It is anticipated that, upon the consummation of the Merger and following the transactions contemplated by the CIC Equity Exchange Agreement and the OML Equity Exchange Agreement, the ownership of the combined company will be as follows:

•	current Odyssey Stockholders will own 6.7% of the combined company;

•	current stockholders of AOM (“Current AOM Stockholders” and together with the AOM Bridge Investors and the AOM PIPE Investors, the “AOM Stockholders”) will own 52.9% of the combined company;

•	the AOM Bridge Investors will own 10.7% of the combined company;

•	the AOM PIPE Investors will own 15.4% of the combined company; and

•	the former CIC Stockholders and OML Members will own 14.3% of the combined company.

The numbers of shares and percentage interests set forth above do not take into account shares of Odyssey Common Stock issuable upon the exercise of outstanding options and warrants of Odyssey.

Q:	Who will be the officers and Directors of the combined company upon the consummation of the Merger?

A:	At the Effective Time, the board of directors of the combined company is expected to consist of seven (7) individuals, four (4) of whom were Directors of AOM prior to the Effective Time.

The Merger Agreement provides that, prior to the Effective Time, Odyssey shall take all necessary corporate action so that, as of the Effective Time, the individual selected by AOM will serve as the Chief Executive Officer (the “Post-Closing Chief Executive Officer”), and the board of the combined company will consist of seven (7) directors. The individuals currently identified to serve as directors of the combined company are: Mark B. Justh, the Post-Closing Chief Executive Officer, Thomas Albanese, Mark E. Luther, Ph.D., Shona Mato Lynch, Philip Plough, William Scripps, and John-Paul Yun.

Immediately following the consummation of the Merger, Mark B. Justh will become the Chief Executive Officer of the combined company. For additional details, please see the section entitled “Management After the Merger.”

Q:	What conditions must be satisfied to complete the Merger?

A:

There are a number of closing conditions in the Merger Agreement, including that Odyssey’s stockholders approve the issuance of the Merger Shares. For a summary of the conditions that must be satisfied or waived prior to completion of the Merger, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger.”

Q:	What vote is required to approve the proposals presented at the Odyssey Special Meeting of stockholders?

A:

The approval of the Charter Proposal requires the affirmative vote of holders of a majority of the total voting shares outstanding. Accordingly, abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” the Charter Proposal.

The approval of each of the Nasdaq Proposals, the Golden Parachute Compensation Proposal, and the Adjournment Proposal requires the affirmative vote of the holders of a majority of votes cast by the stockholders at the Odyssey Special Meeting. Accordingly, abstentions and broker non-votes, if any, will have no effect on the outcome of the Nasdaq Proposals, the Golden Parachute Compensation Proposal, and the Adjournment Proposal.

Q:	Do Current AOM Stockholders need to approve the Merger?

A:

Yes. The adoption of the Merger Agreement and the approval of the Merger and related transactions by the Current AOM Stockholders requires the holders of a majority of the voting power of the outstanding shares of AOM Common Stock to provide to AOM irrevocable written consent (the “AOM Written Consent”) approving and adopting the Merger Agreement (the “Requisite AOM Approval”). As promptly as reasonably practicable, and in any event within two business days following the date on which the Registration Statement is declared effective under the Securities Act (the “AOM Written Consent Deadline”), AOM must obtain and deliver to Odyssey a true and correct copy of the AOM Written Consent, duly executed by the Current AOM Stockholders constituting the Requisite AOM Approval. If the Requisite AOM Approval is not provided to Odyssey on or prior to the AOM Written Consent Deadline, then Odyssey may terminate the Merger Agreement.

Q:	How many votes do Odyssey Stockholders have at the Odyssey Special Meeting?

A:

Each share of Odyssey Common Stock is entitled to one vote at the Odyssey Special Meeting for each share of Odyssey Common Stock held of record as of the Record Date. As of the Record Date, there were [    ] shares of Odyssey Common Stock outstanding.

Q:	What interests do Odyssey’s current executive officers and directors have in the Merger?

A:

Odyssey’s directors and executive officers may have interests in the Merger that are different from, in addition to or in conflict with, yours. As of May 7, 2026, Odyssey’s directors and executive officers beneficially owned, in the aggregate, approximately 5.2% of the outstanding shares of Odyssey Common Stock.

For more information, including with respect to the interests of Odyssey’s lead outside director, Mark B. Justh, please see the sections entitled “The Merger—Interests of Odyssey’s Directors and Officers in the Merger” and “Certain Agreements Related to the Merger—Support Agreements.”

Q:	What interests do AOM’s current officers and directors have in the Merger?

A:

AOM’s board of directors and executive officers may have interests in the Merger that are different from, in addition to or in conflict with, yours and the AOM Stockholders. As of May 7, 2026, AOM’s directors and executive officers beneficially owned, in the aggregate, approximately 0.8% of the outstanding shares of Odyssey Common Stock.

For more information, please see the sections entitled “The Merger—Interests of AOM’s Directors and Officers in the Merger” and “Certain Agreements Related to the Merger—Support Agreements.”

Q:	What are the material U.S. federal income tax consequences of the Merger to Odyssey’s U.S. stockholders?

A:

Odyssey Stockholders will not sell, exchange or dispose of any shares of Odyssey stock as a result of the Merger, so the Merger should not result in recognition of gain or loss by the Odyssey Stockholders for U.S. federal income tax purposes in respect of their Odyssey shares.

Q:	What are the material U.S. federal income tax consequences of the Merger to AOM’s U.S. stockholders?

A:

Each of Odyssey and AOM intends to take the position that for U.S. federal income tax purposes the Merger is characterized as both a reorganization within the meaning of Section 368(a), and, together with certain other transactions occurring in connection with the Merger, an exchange within the meaning of

Section 351(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”) (together, the “Intended Tax Treatment”). Neither Odyssey nor AOM has requested a ruling from the Internal Revenue Service regarding the qualification of the Merger under the Intended Tax Treatment. Assuming the Merger qualifies for the Intended Tax Treatment, in general, U.S. Holders (as defined herein) of AOM Common Stock generally should not recognize gain or loss upon the exchange of AOM Common Stock for Odyssey Common Stock pursuant to the Merger.

However, there are many requirements that must be satisfied in order for the Merger to satisfy the Intended Tax Treatment, some of which are based upon factual determinations, and the Intended Tax Treatment could be affected by actions taken after the Merger. If the Merger failed to qualify under the Intended Tax Treatment, U.S. holders of AOM Common Stock generally would recognize the full amount of gains and losses realized on the exchange of their AOM Common Stock for Odyssey Common Stock (or equivalent in the form of Odyssey New Preferred Shares) in the Merger.

The discussion of material U.S. federal income tax consequences contained in this proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the Merger that may vary with, or are dependent on, individual circumstances. In addition, the discussion does not address the effects of any non-U.S., state or local tax laws. Accordingly, you should consult your tax advisor for a full understanding of the tax consequences of the Merger to you, including the applicability and effect of federal, state, local and non-U.S. income and other tax laws. For more information, please see the section entitled “Certain Material U.S. Federal Income Tax Consequences of the Merger.”

Q:	What are the material U.S. federal income tax consequences of the ORM Disposition to Odyssey Stockholders?

A:

For U.S. federal income tax purposes, the ORM Disposition will be treated as a distribution of property to each pre-Merger Odyssey Stockholder taxable under Section 301 of the Code. Each pre-Merger Odyssey Stockholder will be treated as if such holder had received a distribution in an amount equal to the fair market value of their proportionate interest in the ORM Trust as of the date of the transfer of the ORM HoldCo to the liquidating trust. Such holder will take a basis in their proportionate interest of the ORM Trust equal to its fair market value as of the date of the distribution.

While the exact amount of Odyssey’s earnings and profits cannot be determined until after the close of Odyssey’s taxable year that includes the ORM Disposition, Odyssey does not expect to treat the ORM Disposition as a taxable dividend (as defined in Section 316 of the Code) for U.S. federal income tax purposes. Accordingly, Odyssey expects to treat such amount (x) as a non-taxable return of capital to the extent the fair market value of the pre-Merger Odyssey Stockholder’s proportion of the ORM Trust does not exceed such holder’s tax basis in their shares of Odyssey stock, and (y) as gain from the sale or exchange of property to the extent thereafter.

Odyssey will ascribe a value to the ORM Trust; however, the valuation will not be binding on the Internal Revenue Services (“IRS”). The IRS could ascribe a higher valuation to the ORM Trust. You should consult your tax advisor for a full understanding of the tax consequences of the ORM Disposition to you, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws.

Q:	Do Odyssey Stockholders have appraisal rights in connection with the proposed Merger?

A:	No. There are no appraisal rights under Nevada law available to holders of shares of Odyssey Common Stock in connection with the Merger.

Q:	Do AOM Stockholders have appraisal rights if they object to the proposed Merger?

A:	Yes. AOM Stockholders are entitled to appraisal rights in connection with the Merger under Delaware law. However, all Current AOM Stockholders and the AOM PIPE Investors who will become AOM

Stockholders immediately prior to the Effective Time have waived appraisal rights in connection with the Merger. Certain AOM Bridge Investors, who will also become AOM Stockholders immediately prior to the Effective Time, have waived appraisal rights, while other AOM Bridge Investors have not, as of the date of this proxy statement/prospectus, waived appraisal rights. For more information about such rights, see the provisions of Section 262 of the DGCL which may be accessed without subscription or cost at the Delaware Code Online (available at: https://delcode.delaware.gov/title8/c001/sc09/index.html#262) and is incorporated herein by reference, and the section entitled “The Merger—Appraisal Rights and Dissenters’ Rights.”

Q:	What will happen to Odyssey if, for any reason, the Merger does not close?

A:

There are certain circumstances under which the Merger Agreement may be terminated. Please see the section entitled “The Merger Agreement—Termination of the Merger Agreement” for information regarding the parties’ specific termination rights.

If, as a result of the termination of the Merger Agreement or otherwise, Odyssey is unable to complete the Merger by October 8, 2026 (subject to extension by either Odyssey or AOM in certain circumstances, including an initial extension of two months and a further extension of 30 days if the extending party determines in good faith that the remaining closing conditions are capable of being satisfied), the Odyssey Board may elect to, among other things, attempt to complete another strategic transaction like the Merger, attempt to purchase additional assets, enter into collaboration or joint venture agreements or attempt to sell or otherwise dispose of the various assets of Odyssey. In addition, if the Merger is not consummated, Odyssey may not have sufficient capital to continue to operate its business and may become insolvent and be required to seek the protection of the bankruptcy courts.

Q:	When is the Merger expected to be completed?

A:

It is currently anticipated that the Merger will be consummated promptly following the Odyssey Special Meeting, provided that all other conditions to the consummation of the Merger have been satisfied or waived. For a description of the conditions to the completion of the Merger, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger.”

Q:	When and where will the Odyssey Special Meeting be held?

A:

The Odyssey Special Meeting will be held [on [    ], 2026, at 10:00 a.m. Eastern Time at [    ], Tampa, Florida. Only stockholders who hold shares of Odyssey Common Stock at the close of business on [    ], 2026, the Record Date for the Odyssey Special Meeting, are entitled to vote at the Odyssey Special Meeting and any adjournments or postponements of the Odyssey Special Meeting.

If you are a registered holder, you must register using the virtual control number included in your proxy materials or your proxy card. If you hold your shares beneficially through a bank or broker, you must provide a legal proxy from your bank or broker during registration, and you will be assigned a virtual control number to vote your shares during the Odyssey Special Meeting. If you are unable to obtain a legal proxy to vote your shares, you will still be able to attend the Odyssey Special Meeting (but will not be able to vote your shares) so long as you demonstrate proof of stock ownership. Instructions on how to connect and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at [    ].

Q:	What do I need to do now?

A:

You are urged to carefully read and consider the information contained in this proxy statement/prospectus, including the financial statements and annexes attached hereto, and to consider how the Merger will affect you. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:	How do I vote?

A:

If you were a holder of Odyssey Common Stock on [     ], 2026, the Record Date for the Odyssey Special Meeting, you may provide your proxy instructions in one of three different ways. First, you can mail your signed proxy card in the enclosed return envelope. Second, you may provide your proxy instructions via the Internet by following the instructions on your proxy card or voting instruction form. You may also vote your shares at the Odyssey Special Meeting. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the Odyssey Special Meeting.

Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?

A:

Signed and dated proxies received by Odyssey without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” each of the Odyssey Proposals presented to Odyssey’s stockholders in accordance with the recommendation of the Odyssey Board. The proxyholders may use their discretion to vote on any other matters which properly come before the Odyssey Special Meeting.

Q:	May I vote in person at the Odyssey Special Meeting?

A:

The Odyssey Special Meeting will be held in a virtual meeting format via live webcast only. If your shares of Odyssey Common Stock are registered directly in your name with the Odyssey transfer agent, you are considered to be the stockholder of record with respect to those shares, and the proxy materials and proxy card are being sent directly to you by Odyssey. If you are an Odyssey stockholder of record, you must register using the virtual control number included in your proxy materials or your proxy card (if you received a printed copy of the proxy materials) to vote at the Odyssey Special Meeting. If you hold your shares beneficially through a bank or broker, you are considered the beneficial owner of shares held in “street name” and you must provide a legal proxy from your bank or broker during registration and you will be assigned a virtual control number to vote your shares during the Odyssey Special Meeting. If you are unable to obtain a legal proxy to vote your shares, you will still be able to attend the Odyssey Special Meeting, so long as you demonstrate proof of stock ownership, but you will not be able to vote your shares. Even if you plan to attend the Odyssey Special Meeting, Odyssey encourages you to vote in advance by internet or mail so that your vote will be counted if you later decide not to attend the Odyssey Special Meeting.

For more information, please see the section entitled “The Odyssey Special Meeting—Voting Your Shares.”

Q:	If my Odyssey shares are held in “street name” by my broker, will my broker vote my shares for me?

A:

If you are a beneficial owner of shares of Odyssey Common Stock and do not instruct your broker, bank, or other agent how to vote your shares, the question of whether your broker or nominee will still be able to vote your shares depends on whether the Nasdaq Capital Market (the “Nasdaq”), deems the particular proposal to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the Nasdaq, “non-routine” matters are matters that may substantially affect the rights or privileges of stockholders, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation and on the frequency of stockholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any Odyssey Proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the Odyssey Proposal even in the absence of your instruction. For any Odyssey Proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. Broker non-votes occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” at the Odyssey Special Meeting and will not be counted as having been voted on the applicable proposal. Odyssey believes that the Nasdaq Proposals, the Charter Proposal, the Golden Parachute Compensation Proposal, and the Adjournment Proposal will be considered “non-routine” proposals. The determination of which proposals are deemed “routine” versus “non-routine” may not be made by the Nasdaq until after the date on which this proxy statement has been mailed to you. As such, it is important that you provide voting instructions to your bank, broker or other nominee, if you wish to determine the voting of your shares.

Q:	May I change my vote after I have submitted a proxy or provided proxy instructions?

A:

Yes. Odyssey stockholders of record, other than those stockholders who are parties to the Odyssey Support Agreement, may change their vote at any time before their proxy is voted at the Odyssey Special Meeting, as applicable, in one of the following ways:

•	filing with the Secretary of Odyssey, a letter revoking the proxy;

•	submitting another signed proxy with a later date; or

•	attending the Odyssey Special Meeting and voting in person, provided you file a written revocation with the Secretary of the Odyssey Special Meeting prior to the voting of such proxy.

Q:	What is the quorum requirement for the Odyssey Special Meeting?

A:

The holders of at least a majority of the voting power of the capital stock issued and outstanding and entitled to vote at the Odyssey Special Meeting as of the Record Date represented in person or by proxy, will constitute a quorum for the transaction of business at the Odyssey Special Meeting. Proxies marked as abstentions and broker non-votes, if any, will be included to determine the number of shares present at the Odyssey Special Meeting. In the absence of a quorum, a majority of Odyssey’s stockholders present in person or by proxy and entitled to vote will have the power to adjourn the Odyssey Special Meeting. As of the Record Date, there were an aggregate of [    ] shares of Common Stock outstanding; [    ] shares would be required to achieve a quorum.

Q:	What risks should I consider in deciding whether to vote in favor of the Odyssey Proposals?

A:

You should carefully review this proxy statement/prospectus, including the section entitled “Risk Factors,” which sets forth certain risks and uncertainties related to the Merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of Odyssey and AOM, as an independent company, is subject.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

Odyssey will bear all costs and expenses in connection with the solicitation of proxies, including the costs of preparing, printing, and mailing this proxy statement/prospectus for the Odyssey Special Meeting. Odyssey has engaged Sodali & Co to serve as information agent and assist in the solicitation of proxies for the Odyssey Special Meeting and will pay an aggregate initial fee of approximately $20,000, plus any additional fees to be determined at the conclusion of the solicitation and reimbursement of reasonable out-of-pocket expenses.

Q:	Who can help answer my questions?

A:

If you are an Odyssey Stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the Merger, including the procedures for voting your shares, you should contact Odyssey’s proxy solicitor:

Sodali & Co

430 Park Avenue, 14th Floor

New York, NY 10022

Telephone: (800) 662-5200

Bank and Brokers can call at (203) 658-9400

Email: OMEX.info@investor.sodali.com

You may also contact Odyssey at:

Odyssey Marine Exploration, Inc.

205 S. Hoover Boulevard

Suite 210

Tampa, Florida 33609

(813) 876-1776

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains or incorporates statements that constitute forward-looking statements within the meaning of the federal securities laws in relation to Odyssey, AOM, the Merger and the other proposed transactions contemplated thereby. Any express or implied statements that do not relate to historical or current facts or matters are forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “seeks,” “target,” “endeavor,” “potential,” “continue” or the negative of these terms or other comparable terminology, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Odyssey, AOM or the proposed transaction will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Odyssey’s or AOM’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. In addition to other factors and matters contained in or incorporated by reference in this document, Odyssey and AOM believe the following factors could cause actual results to differ materially from those discussed in the forward-looking statements:

•

the risk that the conditions to the closing of the transaction are not satisfied, including the failure to obtain stockholder approval for the transaction, to consummate the divestiture of Odyssey’s Mexican Phosphate project, to consummate the AOM PIPE Investment with gross proceeds of at least $25.0 million, or for AOM to have a minimum cash balance of $100.0 million immediately prior to the Effective Time (after giving effect to the AOM PIPE Investment);

•	Odyssey’s and AOM’s ability to meet expectations regarding the timing and completion of the Merger;

•	uncertainties as to the timing of the consummation of the Merger and the ability of each of Odyssey and AOM to consummate the Merger;

•	expectations regarding the strategies, prospects, plans, expectations, and objectives of management of Odyssey or AOM for future operations of the combined company following the closing of the Merger;

•

the ability of the combined company to recognize the benefits that may be derived from the Merger, including anticipated strategic, operational, financial, and market benefits, access to capital, public-company benefits and the expected benefits of AOM’s platform strategy and the related CIC and OML transactions;

•

the risk that AOM does not timely fund or complete its obligations under the CIC LLC Note Purchase Agreement, the CIC Limited Note Purchase Agreement, and the OML Unit Purchase Agreement (each as described under “Certain Agreements Related to the Merger”), or other related financing or investment arrangements before the closing of the Merger;

•

risks related to Odyssey’s and AOM’s ability to correctly estimate their respective operating expenses and expenses associated with the Merger and related transactions, uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing of the Merger, and other events and unanticipated spending and costs that could reduce the combined company’s cash resources;

•	the occurrence of any event, change, or other circumstance or condition that could give rise to the termination of the Merger Agreement;

•	the fact that under the terms of the Merger Agreement, Odyssey is restrained from soliciting other acquisition proposals during the pendency of the Merger;

•

the effect of the announcement or pendency of the Merger on Odyssey’s or AOM’s business relationships, operating results and business generally, including disruption of Odyssey’s and AOM’s management’s attention from ongoing business operations due to the Merger and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger;

•	the risk that the Merger Agreement may be terminated in circumstances that require Odyssey to pay a termination payment (the “Odyssey Termination Payment”);

•	competitive responses to the Merger;

•	Odyssey’s public securities’ potential liquidity and trading;

•

the fact that AOM has committed to provide interim bridge financing to fund Odyssey’s operations through the anticipated Closing, subject to covenants and draw conditions, and the risk that delays in funding, failure to satisfy draw conditions, or a prolonged period between signing and Closing could adversely affect Odyssey’s operations or liquidity;

•

the development-stage and pre-revenue nature of AOM’s, CIC’s and OML’s businesses, their limited operating histories, accumulated losses, working capital deficits or members’ deficit, and the risk that they may be unable to continue as going concerns, achieve commercial operations or realize deferred tax assets or net operating loss carryforwards;

•

CIC’s and OML’s dependence on a limited number of Cook Islands exploration license areas and related project rights, and the risk that such assets may be impaired, reduced, relinquished, delayed or prove less valuable than expected;

•

the timing and success of technical studies, pre-feasibility and feasibility work, environmental baseline studies, engineering, resource definition, trial harvesting, commercialization, and other development milestones, and the risk that assumptions regarding resources, reserves, recovery, processing, engineering, costs, timing, and commercial viability will prove incorrect;

•

fluctuations in commodity prices and demand for polymetallic nodule constituent minerals and rare earth elements, including nickel, manganese, cobalt, and copper, and the effect of such fluctuations on project economics, development decisions and commercialization prospects;

•

AOM’s, CIC’s and OML’s ability to obtain, maintain, renew and transfer, as applicable, required licenses, permits, approvals, and, where applicable, sponsorship or similar governmental support, including under the Deep Seabed Hard Mineral Resources Act (15 CFR Part 970) (the “DSHMRA”) and the U.S. National Oceanic and Atmospheric Administration (the “NOAA”), the Cook Islands Seabed Minerals Authority (the “CISMA”) and Seabed Minerals Act 2019, the International Seabed Authority (the “ISA”) and other applicable governmental or regulatory regimes, and the risk that existing exploration licenses may expire, be subject to relinquishment requirements, or not progress to harvesting, mining or exploitation approvals on a timely basis or at all;

•

environmental, social and governance requirements, public review processes, stakeholder or community opposition and changes in public perception regarding deep-sea mining activities, any of which could delay or prevent permits, increase compliance or remediation costs, restrict operations, impair financing opportunities or adversely affect social license to operate;

•

risks inherent in deep-sea mineral exploration and development, including technological challenges, environmental considerations, weather and ocean conditions, equipment performance, specialized vessel and equipment availability, transport and supply-chain disruptions, scale-up risks and the absence of proven commercial extraction and processing methodologies for polymetallic nodules;

•

AOM’s, CIC’s and OML’s dependence on strategic partners and third parties, including vessel providers, charter vendors, contractors, operators, processors, logistics providers, ports, equipment suppliers, consultants and potential offtake counterparties, and the risk that such parties may not perform as expected, may not be available on acceptable terms or at all, or may be concentrated among a limited number of providers;

•	AOM’s, CIC’s and OML’s ability to attract and retain qualified management, scientific, technical, engineering and operating personnel;

•	cybersecurity risks and the ability to protect proprietary technology, geological data, intellectual property and other confidential information;

•

the availability of additional capital and other financing on acceptable terms, or at all, including dependence on stockholder loans, related-party funding, bridge or convertible financing and future equity issuances, and the risk of cost overruns, unanticipated expenditures, dilution, covenant defaults or other adverse terms associated with existing or future indebtedness;

•

risks associated with AOM’s investments in, and contractual arrangements with, CIC, OML and their affiliates, including the enforceability and economic value of revenue participation agreements, royalty arrangements, guarantees, debt assignments, convertible instruments, options, equity exchange arrangements and other related-party or intercompany transactions;

•

the ability to complete the CIC, CIC LLC, and OML transactions and related post-Closing steps, including the exercise of options, acquisition of additional ownership interests, required regulatory approvals, integration activities, and the realization of anticipated strategic, operational, and economic benefits from AOM’s platform strategy;

•

the risk that outstanding convertible notes, debentures, warrants and other conversion or exchange rights, including automatic conversion features and lender conversion rights, may result in substantial dilution, unfavorable capital structure effects, changes in control or other consequences adverse to stockholders;

•

risks related to the valuation and fair value measurement of derivative liabilities, convertible instruments and other financial instruments, including the use of significant estimates and unobservable inputs that may change materially;

•

the outcome of any legal proceedings that may be instituted against Odyssey, AOM, CIC, CIC LLC, OML, or any of their respective directors or officers related to the Merger Agreement or the transactions contemplated thereby;

•	legislative, regulatory, political, and economic developments beyond the parties’ control;

•

geopolitical, sovereignty, legislative, regulatory, tax, sanctions, export-control, customs, exchange-rate, and other macroeconomic risks affecting the Cook Islands Exclusive Economic Zone, the Clarion-Clipperton Zone, the U.S., and other jurisdictions relevant to AOM’s, CIC’s, and OML’s operations, assets, counterparties, or supply chains;

•

adverse consequences from changes in tax law or tax interpretation, including the Organization for Economic Co-Operation and Development’s Global Anti-Base Erosion Rules (also known as Pillar Two rules), continuity requirements for net operating losses, and the tax consequences of AOM’s, CIC’s, CIC LLC’s, and OML’s multi-jurisdictional structures;

•	success in retaining, or changes required in, Odyssey’s and AOM’s officers, key employees or directors; and

•	other risks and uncertainties described under the section entitled “Risk Factors” and elsewhere in this proxy statement/prospectus.

Should one or more of these risks or uncertainties materialize, or should any of Odyssey’s or AOM’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. There may be additional risks that Odyssey considers immaterial or which are unknown. You are urged to carefully review the disclosures Odyssey and AOM make concerning these risks and other factors that may affect Odyssey’s and AOM’s business and operating results under the section entitled “Risk Factors” beginning on page 50 of this proxy statement/prospectus. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Odyssey and incorporated by reference herein. Please see the section entitled “Where You Can Find More Information” beginning on page 234 of this proxy statement/prospectus. There can be no assurance that the Merger will be completed, or if it is completed, that it will be completed within the anticipated time period or that the expected benefits of the Merger will be realized.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of Odyssey, AOM, or the combined company could differ materially from the forward-looking statements. Any public statements or disclosures by Odyssey and AOM following this proxy statement/prospectus that modify or affect any of the forward-looking statements contained in this proxy statement/prospectus will be deemed to modify or supersede such statements in this proxy statement/prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Odyssey and AOM do not intend, and undertake no obligation, to update any forward-looking information to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, unless required by law to do so.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the Merger and the Odyssey Proposals to be considered at the Odyssey Special Meeting, you should read this entire proxy statement/prospectus carefully, including the annexes. Please see the section entitled “Where You Can Find More Information.”

Parties to the Merger

Odyssey

Odyssey Marine Exploration, Inc. discovers, validates, and develops high-value seafloor mineral resources in an environmentally responsible manner, providing access to critical resources that can transform societies and economies for generations to come. Odyssey has a diversified mineral portfolio that includes projects controlled by Odyssey and other projects in which Odyssey is a minority owner and service provider. In addition, Odyssey’s team is continually working to add new projects to the portfolio by identifying potential new assets through a proprietary “Global Prospectivity Program” leading to the acquisition of appropriate rights. Odyssey’s development focus is on projects that can meet stringent standards for environmental responsibility and sustainability while unlocking benefits for the host country. Environmental protection remains at the forefront of the strategic and tactical decision-making processes in all of Odyssey’s work.

For nearly 30 years, Odyssey has deployed cutting-edge ocean technology and processes at depths up to 6,000 meters, under the direction of some of the industry’s most skilled and successful ocean exploration professionals, scientists, and environmental specialists.

Odyssey’s principal executive offices are located at 205 S. Hoover Boulevard, Suite 210, Tampa, Florida 33609, and its telephone number is (813) 876-1776.

AOM

American Ocean Minerals Corporation was established in May 2025 to build a U.S.-controlled platform focused on polymetallic nodules and related critical mineral supply chains. AOM’s business plan combines a U.S. regulatory pathway for deep seabed mineral rights with interests in Cook Islands exclusive economic zone (the “EEZ”) license holders. AOM’s platform currently includes three wholly owned subsidiaries, AOM Area-1 LLC, AOM Area-2 LLC, and AOM Area-3 LLC, together with economic interests in Cook Islands license holders CIC and OML.

AOM’s principal executive offices are located at 400 North Ashley Drive, Suite 1900, Tampa, Florida 33602, and its telephone number is (833) 663-8531.

Merger Sub

Oceanus Merger Sub, Inc., a wholly owned subsidiary of AOM, was formed solely for the purpose of effectuating the Merger. Merger Sub was incorporated as a Delaware corporation in March 2026. Merger Sub has no material assets and does not operate any business. To date, Merger Sub has not conducted any activities other than those incidental to its formation and the execution of the Merger Agreement. After the consummation of the Merger, it will cease to exist.

The Merger Agreement

Merger Consideration

At the Effective Time, (a) each issued and outstanding share of AOM Common Stock (other than treasury shares and dissenting shares), including shares issued pursuant to the AOM PIPE Investment and the AOM Bridge Debentures, will be canceled and automatically converted into the right to receive shares of Odyssey Common Stock in accordance with the Exchange Ratio set forth in the Merger Agreement, payable without interest, less any applicable withholding and (b) all outstanding AOM PIPE Warrants will be assumed by Odyssey at the Effective Time and converted into Odyssey Assumed Warrants on substantially the same terms and conditions, subject to adjustment based on the Exchange Ratio, including proportional adjustments to the number of shares issuable and the exercise price.

Immediately after the Merger, including after giving effect to (i) the automatic conversion of the AOM Bridge Debentures, (ii) the issuance of AOM Common Stock pursuant to the AOM PIPE Investment, (iii) the issuance of the Merger consideration, and (iv) the exchange transactions by the CIC Stockholders and OML Members, pre-Merger AOM Stockholders (including the AOM Bridge Investors, the AOM PIPE Investors, and former CIC Stockholders and OML Members) are expected to own 93.3% of the combined company, and pre-Merger Odyssey Stockholders are expected to own 6.7% of the combined company (excluding the effect of out-of-the-money options and warrants that will remain outstanding following the Merger). The Exchange Ratio is 4.5017 shares of Odyssey Common Stock for each share of AOM Common Stock, which will be reduced to 0.1801 following the Reverse Stock Split, assuming the Reverse Stock Split is effected at the currently expected rate of 25-for-1.

Conditions to the Closing

There are a number of closing conditions in the Merger Agreement, including that Odyssey’s stockholders approve the issuance of the Merger Shares. For a summary of the conditions that must be satisfied or waived prior to completion of the Merger, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger.”

Non-Solicitation

The Merger Agreement contains provisions that make it more difficult for Odyssey and AOM to enter into alternative transactions. The Merger Agreement contains certain provisions that restrict Odyssey’s and AOM’s ability to solicit or facilitate proposals from third parties with respect to transactions involving the financing or sale of Odyssey or AOM, as applicable, or provide non-public information to, or otherwise participate or engage in discussions or negotiations with, third parties or take certain other actions that would reasonably be expected to lead to a third-party acquisition proposal. Further, there are only limited exceptions to Odyssey’s agreement that its board of directors will not change its recommendation in favor of the Odyssey Proposals. However, at any time prior to the receipt of the Odyssey Stockholder Approval, in response to an unsolicited superior proposal made by a third party, the Odyssey Board may make an adverse recommendation change, and terminate the Merger Agreement to enter into an alternative acquisition agreement, if it concludes in good faith, after consultation with their outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties. Please see the section entitled “The Merger Agreement—Non-Solicitation.”

Termination of the Merger Agreement

Either Odyssey or AOM can terminate the Merger Agreement under certain circumstances, which would prevent the Merger from being consummated. For more information, please see the section entitled “The Merger Agreement—Termination of the Merger Agreement.”

Termination Fees

If the Merger Agreement is terminated under certain circumstances and certain other events occur, Odyssey will be required to pay AOM a termination fee of $2.2 million. Moreover, if either Odyssey fails to pay such termination fee when due, then Odyssey will be required to pay interest on, and reasonable fees and expenses incurred in connection with, the collection of such overdue amount in addition to the $2.2 million termination fee. For more information, please see the section entitled “The Merger Agreement— Odyssey Termination Payment.”

Certain Agreements Related to the Merger

Odyssey Note Purchase Agreement

In connection with the Merger Agreement, Odyssey and AOM entered into the Odyssey Note Purchase Agreement pursuant to which Odyssey issued and sold to AOM the Initial Odyssey Note in an amount of up to $5.0 million. At an initial closing, AOM will, subject to the satisfaction or waiver of specified conditions, pay to Odyssey a portion of the purchase price for the Initial Odyssey Note in the amount of $1.5 million. The remaining $3.5 million of the purchase price will be paid in specified amounts on the first business day of each of the four months after the date of the initial closing. The Odyssey Note Purchase Agreement also provides that, at AOM’s option, AOM may purchase from Odyssey one or more additional secured promissory notes in an aggregate amount of up to $5.0 million. Odyssey’s obligations will be secured by a security interest in substantially all of Odyssey’s assets.

AOM Bridge Subscription Agreements

Prior to the execution and delivery of the Merger Agreement, AOM entered into the Bridge Subscription Agreements with the AOM Bridge Investors pursuant to which the AOM Bridge Investors provided aggregate financing to AOM in the amount of approximately $75.6 million through the purchase of the AOM Bridge Debentures. The AOM Bridge Debentures will automatically convert into shares of AOM Common Stock immediately prior to the Effective Time, such that the AOM Bridge Investors will become stockholders of AOM immediately prior to the consummation of the Merger.

AOM PIPE Subscription Agreement

Concurrently with the execution and delivery of the Merger Agreement, AOM and Odyssey entered into the AOM PIPE Subscription Agreement with the AOM PIPE Investors, pursuant to which the AOM PIPE Investors committed to provide aggregate financing in the amount of $156.0 million, on the terms and subject to the conditions set forth in the AOM PIPE Subscription Agreement. The AOM PIPE Investment is to be effected through the subscription for and purchase of (a) shares of AOM Common Stock, which shares will, pursuant to the AOM PIPE Subscription Agreement, be issued immediately prior to the Effective Time, such that the AOM PIPE Investors will become stockholders of AOM immediately prior to the consummation of the Merger, and (b) the AOM PIPE Warrants. At the Effective Time, each AOM PIPE Warrant outstanding immediately prior to the Effective Time will be assumed by Odyssey and converted into an Odyssey Assumed Warrant, on the same terms and conditions as were applicable to such AOM PIPE Warrant immediately prior to the Effective Time, except as otherwise provided in the Merger Agreement. The number of shares of Odyssey Common Stock issuable upon exercise of each Odyssey Assumed Warrant will be equal to the number of shares of AOM common stock subject to such AOM PIPE Warrant immediately prior to the Effective Time, adjusted to reflect the Exchange Ratio. The exercise price per share of each Odyssey Assumed Warrant will be equal to the exercise price per share of AOM common stock applicable to the corresponding AOM PIPE Warrant immediately prior to the Effective Time, divided by the Exchange Ratio, with such exercise price rounded up to the nearest one-hundredth of a dollar. Except for the foregoing adjustments, the Odyssey Assumed Warrants will retain the same expiration dates and other material terms as the AOM PIPE Warrants in effect immediately prior to the Effective Time.

CIC Equity Exchange Agreement

In connection with the Merger Agreement, Odyssey, and certain of the CIC Stockholders entered into the CIC Equity Exchange Agreement pursuant to which the CIC Stockholders agreed to exchange their CIC Shares for shares of Odyssey Common Stock as soon as practicable after the effective date of the Merger. In exchange for the CIC Shares, Odyssey will deliver to each of the CIC Stockholders a number of shares of Odyssey Common Stock equal to the number of shares of CIC Limited the CIC Stockholder wishes to exchange multiplied by a fraction, the numerator of which is the value per CIC Share and the denominator of which is the value per share of Odyssey Common Stock paid by the AOM PIPE Investors.

Notwithstanding anything in the CIC Equity Exchange Agreement to the contrary, the aggregate maximum number of shares of Odyssey Common Stock that may be issued under the CIC Equity Exchange Agreement will not (a) exceed 19.9% of the number of outstanding shares of Odyssey’s common stock immediately prior to the date of the CIC Equity Exchange Agreement, (b) exceed 19.9% of the combined voting power of the outstanding voting securities of Odyssey immediately prior to the date of the CIC Equity Exchange Agreement, in each of clauses (a) and (b), unless Odyssey has obtained the requisite stockholder approval under applicable law and the listing rules of the Nasdaq Capital Market, or (c) otherwise exceed such number of shares of Odyssey Common Stock that would violate applicable listing rules of the Nasdaq Capital Market.

CIC Limited Note Purchase Agreement

In connection with the Merger Agreement, CIC Limited and AOM entered the CIC Limited Note Purchase Agreement pursuant to which CIC Limited issued and sold to AOM the CIC Limited Note in an amount of up to $20.0 million. Within five (5) business days of the date of the CIC Limited Note Purchase Agreement, at an initial closing, AOM will pay to CIC Limited a portion of the purchase price for the CIC Limited Note Purchase Price in an amount to be determined by the parties. CIC Limited can issue additional draw requests to AOM for up to $5.0 million of the purchase price for the CIC Limited Note following the initial closing, provided, however, that (a) the first additional advance request cannot be made until the fiscal quarter following the initial closing date, and (b) no more than two advance requests may be made per fiscal quarter. AOM will advance additional funds to CIC Limited within ten business days of each subsequent request if the applicable conditions are met.

The principal amount of the CIC Limited Note will equal the aggregate amount paid to CIC Limited by AOM. The principal amount of the CIC Limited Note will bear the interest at the rate of 8.0% per annum. CIC Limited will pay accrued interest on a quarterly basis by capitalizing each quarterly interest payment as additional principal. All outstanding principal and accrued interest will be due and payable in full on April 7, 2030. Upon an event of a default on the interest payments, the principal and any accrued interest will thereafter accrue interest at the rate of 11.0% per annum until paid in full.

AOM will have the right, at any time and from time to time prior to the CIC Limited Maturity Date, to convert all or any portion of the outstanding principal and accrued interest of the CIC Limited Note into CIC Shares. If AOM elects to exercise its conversion right, AOM will be entitled to the number of CIC Shares (rounded to the nearest whole number) equal to the quotient determined by dividing (a) the amount of the outstanding principal and accrued interest to be converted, by (b) the rate, computed immediately before the initial closing on a fully diluted as-converted basis taking into account all equity securities of CIC Limited, that ascribed to CIC Limited a valuation of $200.0 million.

CIC Limited Option Agreement

In connection with the Merger Agreement, Odyssey and the CIC Option Stockholders entered into the CIC Limited Option Agreement pursuant to which, at any time and from time to time following the six-month period following the completion of the Merger, Odyssey has the right, but not the obligation, to purchase from each CIC Option Stockholder all or a portion of the CIC Shares held by such CIC Option Stockholder at a purchase price per share equal to the valuation of CIC Limited divided by the total number of issued outstanding shares of CIC Limited, assuming full conversion or exercise of all outstanding options, warrants, convertible securities, or similar rights.

The valuation of CIC Limited on any date on which Odyssey exercises the CIC Limited Option will be (a) $200.0 million, if the applicable exercise date is prior to the approval, by the Cook Islands SBMA, of a pre-feasibility study, or (b) $225.0 million, if the applicable exercise date is after the approval of such pre-feasibility study and before the issuance, by the SBMA, of a trial harvesting license, or (c) $300.0 million, if the applicable exercise date is after the issuance of such trial harvesting license. The purchase price payable in connection with the exercise of the CIC Limited Option granted to Odyssey will be payable by Odyssey in a combination of (a) cash and (b) shares of Odyssey Common Stock, in such amounts and proportions as determined by Odyssey in its sole and absolute discretion.

CIC LLC Note Purchase Agreement

In connection with the Merger Agreement, CIC LLC and AOM entered into the CIC LLC Note Purchase Agreement pursuant to which CIC LLC issued and sold to AOM the CIC LLC Note in an amount of up to $5.0 million. At an initial closing, AOM will pay to CIC LLC the purchase price for the CIC LLC Note. The purchase price for the CIC LLC Note will reduce, on a dollar-for-dollar basis, the minimum cash portion of the purchase price payable by Odyssey under the CIC LLC Option Agreement.

The principal amount of the CIC LLC Note will bear the interest at the rate of 8.0% per annum. CIC LLC will pay accrued interest on a quarterly basis by capitalizing each quarterly interest payment as additional principal. All outstanding principal and accrued interest will be due and payable in full on April 7, 2030. Upon an event of a default on the interest payments, the principal and any accrued interest will thereafter accrue interest at the rate of 11.0% per annum until paid in full.

AOM will have the right, at any time and from time to time prior to the CIC LLC Maturity Date, to convert all, but not less than all, of the outstanding principal and accrued and unpaid interest on the CIC LLC Note into the CIC Shares. If AOM elects to exercise its conversion right, AOM will be entitled to the number of CIC Shares (rounded to the nearest whole number) equal to the quotient determined by dividing (a) the amount of the outstanding principal and accrued interest to be converted, by (b) 1.22. In lieu of any fractional shares to which AOM would otherwise be entitled, CIC LLC will pay AOM cash equal to such fraction multiplied by the applicable conversion rate. The obligations of CIC LLC under the CIC LLC Note are non-recourse to CIC LLC except as to CIC LLC’s interest in the CIC Shares.

CIC LLC Option Agreement

In connection with the Merger Agreement, Odyssey and CIC LLC entered into the CIC LLC Option Agreement pursuant to which, at any time and from time to time following the six-month period following the completion of the Merger, Odyssey, has the right, but not the obligation, to purchase CIC Shares from CIC LLC at a purchase price per share equal to the valuation of CIC Limited divided by the total number of issued and outstanding shares of CIC Limited, assuming full conversion or exercise of all outstanding options, warrants, convertible securities, or similar rights.

The valuation of CIC Limited on any date on which Odyssey exercises the CIC LLC Option will be (a) $200.0 million, if the applicable exercise date is prior to the approval, by the SBMA, of a pre-feasibility study, or (b) $225.0 million, if the applicable exercise date is after the approval of such pre-feasibility study and before the issuance, by the SBMA, of a trial harvesting license, or (c) $300.0 million, if the applicable exercise date is after the issuance of such trial harvesting license. The purchase price payable in connection with the exercise of the CIC LLC Option granted to Odyssey will be payable by Odyssey in a combination of (a) cash and (b) Odyssey’s common stock, in such amounts and proportions as determined by Odyssey in its sole and absolute discretion; provided that the cash portion of the purchase price of the option will be not less than $20.0 million; and provided, further, that the minimum cash portion will be reduced, on a dollar-for-dollar basis, by the aggregate amount of payments received by CIC LLC under the CIC LLC Note Purchase Agreement. For further information, please see the section entitled “ —CIC LLC Note Purchase Agreement.”

OML Unit Purchase Agreement

On March 20, 2026, OML and AOM entered into the OML Unit Purchase Agreement pursuant to which AOM agreed to purchase from OML an aggregate of 997,995 OML Units for the purchase price of $20.0 million. Additionally, at any time and from time to time, AOM has the right, but not the obligation, to purchase from OML such number of additional OML Units as is necessary for AOM to hold, in the aggregate, at least 67.0% of the outstanding OML Units. The purchase price for each additional OML Unit will equal the fair market valuation of OML divided by the number of fully diluted OML Units where: (a) the fair market valuation means the pre-money equity valuation of OML as determined by an independent valuation firm mutually agreed upon by AOM and OML, and (b) the fully diluted OML Units means the total number of issued and outstanding OML Units. On March 20, 2026, AOM paid to OML an advance of $7.5 million, and OML issued and sold 366,748 OML Units to AOM.

OML Equity Exchange Agreement

On April 8, 2026, in connection with the execution of the Merger Agreement, Odyssey, OML, and certain of the OML Members, entered into the OML Equity Exchange Agreement pursuant to which the OML Members agreed to exchange their OML Units for shares of Odyssey Common Stock as soon as practicable after the effective date of the Merger. In exchange for the OML Units, Odyssey will deliver to each of the OML Members a number of shares of Odyssey Common Stock equal to the number of OML Units held by the OML Member multiplied by a fraction, the numerator of which is the value per unit of OML Units and the denominator of which is the value per share of Odyssey Common Stock.

Support Agreements

Odyssey Support Agreement

On April 8, 2026, in accordance with the Merger Agreement, Odyssey, AOM and the Odyssey Support Stockholders, being the directors and certain officers of Odyssey who hold shares of Odyssey Common Stock together with certain other Odyssey stockholders, entered into the Odyssey Support Agreement pursuant to which each Odyssey Support Stockholder agreed that at any meeting of the stockholders of Odyssey, each Odyssey Support Stockholder will (a) cause its voting shares of Odyssey to be counted as present thereat for the purpose of establishing a quorum, and (b) vote, or cause to be voted, all of its voting shares of Odyssey (i) in favor of the Nasdaq Proposals, the Charter Proposal, the Golden Parachute Compensation Proposal, and any other proposal, action or matter necessary or advisable to consummate the transactions contemplated by the Merger Agreement, (ii) in favor of any proposal to adjourn or postpone any meeting of the stockholders of Odyssey if there are insufficient votes to approve such matters at the time any such meeting is held, and (iii) against any transaction, reorganization or action that would reasonably be expected to impede or interfere with the transactions contemplated by the Merger Agreement or the Odyssey Support Agreement, or any change in Odyssey’s corporate structure or business, except as expressly permitted by the Merger Agreement. Certain Odyssey Support Stockholders also agreed to customary restrictions on any transfers of voting shares of Odyssey, subject to customary exceptions. Any transfer in violation of these restrictions will be null and void. The Odyssey Support Agreement will terminate upon the earliest to occur of: (i) the Effective Time; (ii) the termination of the

Merger Agreement in accordance with its terms; (iii) the mutual written consent of the parties; (iv) the time that the Odyssey Board effects an Adverse Recommendation Change in accordance with the Merger Agreement; or (v) any amendment or modification of any provision of the Merger Agreement that increases the amount or changes the form of the Merger Consideration in any material respect and is not approved by the Special Transaction Committee.

AOM, the AOM Bridge Investors, and the Support Stockholders

AOM, Odyssey, and the AOM Support Stockholders entered into the AOM Support Agreement pursuant to which each AOM Support Stockholder agreed that at any meeting of the stockholders of AOM, each AOM Support Stockholder will (a) cause its voting shares of AOM to be counted as present thereat for the purpose of establishing a quorum, and (b) vote, or cause to be voted, all of its voting shares of AOM, (i) in favor of the Merger, the adoption and approval of the Merger Agreement, and any other proposal, action, or matter necessary or advisable to consummate the Merger and any other transactions contemplated by the Merger Agreement, (ii) in favor of any proposal to adjourn or postpone any meeting of the stockholders of AOM, if there are insufficient votes to approve such matters at the time any such meeting is held, and (iii) against, any transaction, reorganization, or action that would reasonably be expected to impede or interfere with the Merger, the Merger Agreement, or the transactions contemplated by the Merger Agreement or the AOM Support Agreement, or any change in AOM’s corporate structure or business except, as expressly permitted by the Merger Agreement. Each AOM Support Stockholder also agreed to customary restrictions on any transfers of any voting shares of AOM, subject to customary exceptions. Any transfer that violates these restrictions will be null and void.

Lock-Up Agreements

Odyssey and the Lock-Up Holders entered into the Lock-Up Agreements pursuant to which, during the applicable lock-up periods commencing on the date of the Closing, the Lock-Up Holders will not, directly or indirectly, sell or otherwise transfer any shares of Odyssey Common Stock, or make any public announcement or filing under applicable securities laws regarding any of the foregoing received in connection with the AOM Bridge Financing; provided that (a) the AOM Bridge Investors are subject to a full lock-up for a period of 60 days following the Closing, with all such shares released thereafter, and (b) holders of AOM Common Stock are subject to a full lock-up through 90 days following the Closing, followed by staged releases thereafter. Notwithstanding the foregoing, the restrictions will not apply to transfers (a) by gift or for estate-planning purposes, (b) by will or intestacy upon death, (c) to any affiliate, trust, partnership, or other entity for the benefit of the Lock-Up Holder or its immediate family, or (d) in the case of an entity, to its members, partners or stockholders, provided that the transferee agrees in writing to be bound by the applicable restrictions. Any purported transfer by the Lock-Up Holders of Odyssey Common Stock in violation of the foregoing restrictions will be null and void and will not be recognized by Odyssey or its transfer agent.

ORM Disposition Trust

Odyssey, through an indirect wholly owned subsidiary, OME, currently owns approximately 78.3% of the equity interests in ORM. ORM owns a 50.0% interest in Phosagmex, a joint venture company organized in Mexico. The remaining 50.0% interest in Phosagmex is owned by Capital Latinoamericano, S.A. de C.V. Pursuant to the terms of the Merger Agreement, Odyssey agreed to organize ORM HoldCo, to contribute its interests in ORM to ORM HoldCo and to transfer its interests in ORM HoldCo to the ORM Trust, the beneficiaries of which would be the holders of Odyssey Common Stock as of a record date prior to the consummation of the Merger.

The purpose of ORM HoldCo and the ORM Trust is to hold and preserve the value of ORM and ORM’s assets until Phosagmex receives certain project approvals from the government of Mexico. If the project approvals are received, ORM HoldCo would then either (a) sell ORM and/or ORM’s assets and distribute the net proceeds therefrom to the ORM Trust (for further distribution to the Trust Beneficiaries) and any other equity holders of ORM HoldCo or (b) conduct an initial public offering and distribute the shares of ORM Holdco to the ORM Trust (for further distribution to the Trust Beneficiaries) and any other equity holders of ORM HoldCo.

The parties have not entered into definitive agreements related to the disposition of ORM, and there can be no assurance they will be able to do so. Completion of the ORM disposition in all material respects, including obtaining a commitment for the financing necessary to fund the activities of ORM HoldCo and its subsidiaries for at least 18 months after the Merger, is a condition to AOM’s obligation to close under the Merger Agreement, which condition may be waived by AOM in its sole discretion.

Interests of Certain Persons in the Merger

Odyssey

In considering the recommendation of the Odyssey Board, which acted upon the unanimous recommendation of the Special Transaction Committee, with respect to issuing shares of Odyssey Common Stock as contemplated by the Merger Agreement and the other matters to be acted upon by Odyssey Stockholders at the Odyssey Special Meeting, Odyssey Stockholders should be aware that certain members of the Odyssey Board and Odyssey’s executive officers have interests in the Merger that may be different from, or in addition to, the interests of Odyssey Stockholders. These interests relate to or arise from the matters described below. The Odyssey Board is aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, and to recommend that Odyssey Stockholders approve the Odyssey Proposals. For more information, please see the section entitled “The Merger—Interests of Odyssey’s Directors and Officer in the Merger.”

AOM

Certain AOM’s directors and executive officers have interests in the transaction that may be different from, or in addition to, the interests of Current AOM Stockholders generally. These interests relate to or arise from the matters described below. The AOM Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement, in reaching its decision to approve and adopt the Merger Agreement and the transactions contemplated therein, including the Merger, and in recommending to Current AOM Stockholders that the Merger Agreement be approved. For more information, please see the section entitled “The Merger—Interests of AOM’s Directors and Officer in the Merger.”

Reasons for the Approval of the Merger

After careful consideration, Odyssey’s board of directors recommends that Odyssey stockholders vote “FOR” each of the Odyssey Proposals being submitted to a vote of the Odyssey stockholders at the Odyssey Special Meeting. For a description of Odyssey’s reasons for the approval of the Merger and the recommendation of its board of directors, see the section entitled “The Merger—Odyssey’s Reasons for the Merger.”

For more information on the AOM board of directors’ reasons for the Merger, see the section entitled “The Merger—AOM’s Reasons for the Merger.”

Opinion of the Financial Advisor to the Special Transaction Committee

At the meeting of the Special Transaction Committee to evaluate and approve the Merger Agreement and the Merger, Moelis & Company LLC (“Moelis”) delivered an oral opinion, which was confirmed by delivery of a written opinion, dated April 8, 2026, addressed to the Special Transaction Committee to the effect that, as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the opinion, the Exchange Ratio in the Merger was fair, from a financial point of view, to Odyssey.

The summary of the written opinion of Moelis set forth below is qualified in its entirety by the full text of Moelis’ written opinion dated April 8, 2026, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in connection with the opinion, and which is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. Moelis’ opinion was provided for the use and benefit of the Special Transaction Committee (in its capacity as such) in its evaluation of the Merger. Moelis’ opinion is limited solely to the fairness, from a financial point of view, to Odyssey of the Exchange Ratio in the Merger, and does not address Odyssey’s underlying business decision to effect the transactions contemplated by the Merger Agreement or the relative merits thereof as compared to any alternative business strategies or transactions that might be available to Odyssey. Moelis’ opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the transactions contemplated by the Merger Agreement or any other matter. Moelis’ opinion was approved by a Moelis fairness opinion committee.

Regulatory Approvals Required for the Merger

Odyssey must comply with applicable federal and state securities laws and the rules and regulations of the Nasdaq in connection with the issuance of shares of Odyssey Common Stock in connection with the Merger and the filing of this proxy statement/prospectus with the SEC.

Accounting Treatment of the Merger

The Merger is expected to be accounted for as a reverse merger, in accordance with US GAAP. Under this method of accounting, Odyssey and OML will be treated as the “acquired” companies for financial reporting purposes, with CIC being accounted for as an equity method investment. Accordingly, the Merger will be treated as the equivalent of AOM issuing stock for the net assets of Odyssey and OML. AOM has been determined to be the accounting acquirer in the Merger for financial reporting purposes based on an evaluation of the relevant facts and circumstances with respect to the combined company immediately after the Closing, including: (a) former AOM shareholders are expected to hold the majority of the outstanding common stock of the combined public company following the Effective Time, (b) AOM’s shareholder base, including former AOM equity holders, PIPE Investors, and Bridge investors, will possess a controlling voting interest in the combined company, (c) the transaction structure results in Odyssey issuing equity in exchange for AOM’s net assets, which is substantively equivalent to AOM issuing equity to acquire Odyssey, and (d) AOM represents the substantive operating platform of the combined company following completion of the Transaction.

Material U.S. Federal Income Tax Consequences of the Merger

Each of Odyssey and AOM intends to treat the Merger for U.S. federal income tax purposes as both a reorganization within the meaning of Section 368(a), and, together with certain other transactions occurring in connection with the Merger, an exchange within the meaning of Section 351(a) of the Code. Odyssey stockholders will not sell, exchange or dispose of any shares of Odyssey stock as a result of the Merger, so the Merger should not result in recognition of gain or loss to the Odyssey stockholders for U.S. federal income tax purposes in respect of their Odyssey shares.

Assuming the Merger is treated as intended, the following are the material U.S. federal income tax consequences of the Merger:

•	a U.S. holder will not recognize gain or loss upon the exchange of AOM Common Stock for Odyssey Common Stock pursuant to the Merger;

•

a U.S. holder’s aggregate tax basis for the shares of Odyssey Common Stock actually received in the Merger will equal the U.S. holder’s aggregate tax basis in the shares of AOM Common Stock surrendered upon the Closing; and

•

the holding period of the shares of Odyssey Common Stock received by a U.S. holder in the Merger will include the holding period of the U.S. holder’s shares of AOM Common Stock surrendered in exchange therefor.

The discussion of the material U.S. federal income tax consequences contained in this joint proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the Merger that may vary with, or are dependent on, individual circumstances. In addition, the discussion does not address the effects of any non-U.S., state or local tax laws. Accordingly, you should consult your tax advisor for a full understanding of the tax consequences of the Merger to you, including the applicability and effect of federal, state, local and non-U.S. income and other tax laws. For more information, please see the section entitled “Certain Material U.S. Federal Income Tax Consequences of the Merger.”

Ownership Following the Merger

It is anticipated that, upon the consummation of the Merger, the ownership of Odyssey will be as follows:

•	current Odyssey Stockholders will own 6.7% of the combined company;

•	current stockholders of AOM (“Current AOM Stockholders” and together with the AOM Bridge Investors and the AOM PIPE Investors, the “AOM Stockholders”) will own 52.9% of the combined company;

•	the AOM Bridge Investors will own 10.7% of the combined company;

•	the AOM PIPE Investors will own 15.4% of the combined company; and

•	following the transactions contemplated by the CIC Equity Exchange Agreement and the OML Equity Exchange Agreement, the former CIC Stockholders and OML Members will own 14.3% of the combined company.

The numbers of shares and percentage interests set forth above do not take into account shares of Odyssey Common Stock issuable upon the exercise of outstanding options and warrants of Odyssey.

Comparison of Rights of Holders of Odyssey Stock and AOM Stock

As a result of the Merger, the holders of shares of AOM Common Stock will become holders of Odyssey Common Stock and their rights will be governed by Nevada law (and by the Odyssey Charter and the Odyssey Bylaws (instead of the AOM Certificate of Incorporation and the AOM Bylaws)). Following the Merger, former AOM Stockholders, including the AOM Bridge Investors and the AOM PIPE Investors who will become AOM Stockholders immediately prior to the Effective Time, may have different rights as Odyssey Stockholders than they had as AOM Stockholders. For more information, please see the section entitled “Comparison of Rights of Holders of Odyssey Stock and AOM Stock.”

SELECTED HISTORICAL FINANCIAL INFORMATION

AOM Selected Historical Financial Information

The following table presents selected historical financial information of AOM for the period and as of the date indicated. The selected historical financial information presented below has been derived from AOM’s audited consolidated financial statements as of and for the period from May 9, 2025 (inception) through December 31, 2025, included elsewhere in this proxy statement/prospectus. This information should be read together with the sections entitled “Risk Factors” and “AOM Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and AOM’s consolidated financial statements and related notes thereto included elsewhere in this proxy statement/prospectus. Because AOM was formed on May 9, 2025, no prior-period comparative selected historical financial information is presented. The selected historical financial information in this section is not intended to replace AOM’s consolidated financial statements and related notes, and AOM’s historical results are not necessarily indicative of future results. As explained elsewhere in this proxy statement/prospectus, the financial information contained in this section relates to AOM prior to and without giving pro forma effect to the Merger and the other related transactions and, as a result, may not be indicative of the results of the combined company following the Closing.

As of December 31, 2025
BALANCE SHEET DATA
ASSETS
Current Assets
Cash and cash equivalents	$2,855

Total Current Assets	$2,855
Non-Current Assets:
Right-of-use asset	$287,573
Intangible assets	$620,791

Total Non-Current Assets	$908,364

TOTAL ASSETS	$911,219

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$581,445
Accrued expenses	$1,096,913
Lease liability	$97,561
Short-term loans from stockholders	$403,221

Total Current Liabilities	$2,179,140
Non-Current Liabilities:
Lease liability	$190,012

Total Liabilities	$2,369,152
Commitments and contingencies
Stockholders’ Equity (Deficit):
Common stock, no par value	$200
Retained earnings (accumulated deficit)	$(1,458,133)

Total Stockholders’ Equity (Deficit)	$($1,457,933)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$911,219

For the period from May 9, 2025 to December 31, 2025
STATEMENT OF OPERATIONS
REVENUES	$—

Total Revenues	$—
OPERATING EXPENSES
General & administrative	$15,048
Professional & consulting services	$747,462
Startup & organization costs	$93,981
Legal fees	$356,894
Rent	$40,300
Conferences & travel	$200,247

Total Operating Expenses	$1,453,932

Loss from Operations	$(1,453,932)

OTHER EXPENSE

Interest expense	$(4,201)

Total Other Expense	$(4,201)

Loss before income taxes	(1,458,133)
Income tax expense	$—

NET LOSS	$(1,458,133)

CIC Selected Historical Financial Information

The following table presents selected historical financial information of CIC for the periods and as of the dates indicated. The selected historical financial information presented below has been derived from CIC’s audited financial statements as of and for the years ended December 31, 2025 and 2024, included elsewhere in this proxy statement/prospectus. This information should be read together with the sections entitled “Risk Factors” and “CIC Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and CIC’s financial statements and related notes thereto included elsewhere in this proxy statement/prospectus. The selected historical financial information in this section is not intended to replace CIC’s financial statements and related notes, and CIC’s historical results are not necessarily indicative of future results. As explained elsewhere in this proxy statement/prospectus, the financial information contained in this section relates to CIC prior to and without giving pro forma effect to the Merger and the other related transactions and, as a result, may not be indicative of the results of the combined company following the Closing.

	As of December 31
	2025	2024
BALANCE SHEET DATA
ASSETS
Current Assets
Cash	$50,619	$37,344
Due from related party	$404,535	$195,679
Security deposits and other current assets	$116,101	$102,721

Total Current Assets	$571,255	$335,744
Property and equipment, net	$835,609	$1,055,584
Exploration licenses, net	$758,941	$1,371,156
Right-of-use assets	$121,268	$220,291

Total assets	$2,287,073	$2,982,775

	As of December 31
	2025	2024
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts payable	$1,265,075	$861,475
Accrued expenses	$229,734	$273,583
Accrued expenses – related party	$2,416,158	$1,521,412
Lease liabilities, current	$89,681	$100,786
Due to related party	$482,452	$195,726
Convertible notes payable – related parties	$16,204,860	$4,195,082
Loans payable – related party	$569,539	$605,650

Total current liabilities	$21,257,499	$7,753,714
Convertible notes payable – related party, noncurrent	$5,243,699	$8,114,586
Derivative liability	$785,214	$—
Lease liabilities, noncurrent	$23,060	$109,677

Total liabilities	$27,309,472	$15,977,977
Commitments and contingencies
STOCKHOLDERS’ DEFICIT
Common stock	$24,524,456	$22,176,198
Accumulated deficit	$(49,277,312)	$(35,112,840)
Accumulated other comprehensive loss	$(269,543)	$(58,560)

Total stockholders’ deficit	$(25,022,399)	$(12,995,202)

Total liabilities and stockholders’ deficit	$2,287,073	$2,982,775

	For the years ended December 31
	2025	2024
STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
Revenues
Total revenues	$—	$—

Operating expenses
General and administrative	$1,161,712	$1,314,593
Payroll and benefits	$604,843	$429,806
Professional and consulting services	$4,982,216	$2,743,546
Vessel and equipment expenses	$3,543,669	$661,499
Repairs and maintenance	$36,558	$74,940
Depreciation and amortization	$1,040,134	$1,042,760

Total operating expenses	$11,369,132	$6,267,144

Operating loss	$(11,369,132)	$(6,267,144)
Other income (expense)
Change in fair value of embedded derivative	$946,771	$—
Interest expense, net	$(3,911,414)	$(2,995,868)
Foreign exchange gain (loss)	$169,303	$(263,084)

Total other income (expense)	$(2,795,340)	$(3,258,952)

Loss before income taxes	$(14,164,472)	$(9,526,096)
Income tax expense	$—	$—

Net loss	$(14,164,472)	$(9,526,096)
Other comprehensive (loss) income	$(210,983)	$1,362,330

Comprehensive loss	$(14,375,455)	$(8,163,766)

OML Selected Historical Financial Information

The following table presents selected historical financial information of OML for the periods and as of the dates indicated. The selected historical financial information presented below has been derived from OML’s audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024, included elsewhere in this proxy statement/prospectus. This information should be read together with the sections entitled “Risk Factors” and “OML Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and OML’s consolidated financial statements and related notes thereto included elsewhere in this proxy statement/prospectus. The selected historical financial information in this section is not intended to replace OML’s consolidated financial statements and related notes, and OML’s historical results are not necessarily indicative of future results. As explained elsewhere in this proxy statement/prospectus, the financial information contained in this section relates to OML prior to and without giving pro forma effect to the Merger and the other related transactions and, as a result, may not be indicative of the results of the combined company following the Closing.

	As of December 31
	2025	2024
BALANCE SHEET DATA
ASSETS
Current Assets
Cash	$1,050,699	$1,346,374
Accounts receivable	$27,114	$713,159
Other receivable – related party, current	$113,412	$97,705
Deposits and other current assets	$888,925	$619,586

Total current assets	$2,080,150	$2,776,824
Property and equipment, net	$7,861,729	$8,899,386
Other receivable – related party, noncurrent	$3,392,082	$3,310,084
Right-of-use assets, net	$3,868,823	$4,337,038

Total assets	$17,202,784	$19,323,332

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts payable	$866,027	$1,011,182
Accrued expenses	$580,113	$935,184
Lease liabilities, current	$273,392	$227,195
Due to related party	$358,481	$325,417
Term debt – related party	$9,818,195	$8,829,126

Total current liabilities	$11,896,208	$11,328,104
Lease liabilities, noncurrent	$3,558,204	$3,455,075

Total liabilities	$15,454,412	$14,783,179
Commitments and contingencies
Member Capital – Contingently redeemable	$5,000,000	$5,000,000
MEMBERS’ EQUITY (DEFICIT)
Members’ equity	$29,423,275	$26,994,429
Accumulated deficit	$(32,674,903)	$(27,454,276)

Total members’ deficit	$(3,251,628)	$(459,847)

Total liabilities, member capital – contingently redeemable and members’ deficit	$17,202,784	$19,323,332

	For the years ended December 31
	2025	2024
STATEMENT OF OPERATIONS
Revenues
Total Revenues	$4,419,400	$7,195,794

Operating expenses
General and administrative	$4,592,283	$5,946,464
Payroll and benefits	$2,919,045	$2,571,292
Repairs and maintenance	$53,577	$430,676
Depreciation and amortization	$1,708,796	$1,559,279

Total operating expenses	$9,273,701	$10,507,711

Operating loss	($4,854,301)	($3,311,917)
Other income (expense)
Other income	$477,056
Interest expense	($1,096,520)	($876,288)
Foreign exchange gain (loss)	$257,928	($202,518)

Total other income (expense), net	($361,536)	($1,078,806)

Loss before income taxes	($5,215,837)	($4,390,723)
Income tax expense	$4,790	$16,246

Net Loss	($5,220,627)	($4,406,969)

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Defined terms in this section have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

Introduction

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of Odyssey, AOM, OML and CIC Limited adjusted to give effect to the Merger and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

Such unaudited pro forma financial information has been prepared on a basis consistent with the financial statements of AOM as AOM has been determined to be the accounting acquirer. This information should be read together with the financial statements of Odyssey, AOM, OML, and CIC Limited, and related notes thereto, the sections entitled “Odyssey Management’s Discussion and Analysis of Financial Condition and Results of Operations’” “AOM Management’s Discussion and Analysis of Financial Condition and Results of Operations’” “OML Management’s Discussion and Analysis of Financial Condition and Results of Operations’” and “CIC Management’s Discussion and Analysis of Financial Condition and Results of Operations’” and other information included elsewhere in this proxy statement/prospectus, including the Merger Agreement and the descriptions of certain terms thereof set forth in the section entitled the “Nasdaq Proposals.”

The Merger is expected to be accounted for as a reverse merger, in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Under this method of accounting, Odyssey and OML will be treated as the “acquired” companies for financial reporting purposes, with CIC Limited being accounted for as an equity method investment. Accordingly, the Merger will be treated as the equivalent of AOM issuing stock for the net assets of Odyssey and OML.

AOM has been determined to be the accounting acquirer in the Merger for financial reporting purposes based on an evaluation of the relevant facts and circumstances with respect to the combined company immediately after the Closing, including: (a) former AOM Stockholders are expected to hold the majority of the outstanding common stock of the combined public company following the Effective Time, (b) AOM’s Stockholder base, including AOM Stockholders, will possess a controlling voting interest in the combined company, (c) the transaction structure results in Odyssey issuing equity in exchange for AOM’s net assets, which is substantively equivalent to AOM issuing equity to acquire Odyssey, and (d) AOM represents the substantive operating platform of the combined company following completion of the Transaction. As a result of AOM being treated as the acquiring company for financial reporting purposes, upon consummation of the Merger, among other things, the historical financial statements of AOM will become the historical consolidated financial statements of the combined company.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2025, give pro forma effect to the Merger and related transactions as if they had occurred on January 1, 2025, the beginning of the earliest period presented. Odyssey, OML, and CIC Limited had historical operating relationships prior to the Merger. Accordingly, pro forma adjustments were required to eliminate activities between the companies. These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would have been obtained had the Merger and related transactions actually been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

Description of the Merger Agreement, AOM Bridge and AOM PIPE Financing, OML-Related Agreements, and ORM Distribution

Merger Agreement

On April 8, 2026, Odyssey, Merger Sub and AOM entered into the Merger Agreement, pursuant to which, among other things, and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into AOM at the Effective Time, with AOM surviving the Merger as a wholly owned subsidiary of Odyssey. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement and has not conducted any business prior thereto. The Merger will be consummated pursuant to the Delaware General Corporation Law upon the filing of a certificate of merger with the Secretary of State of the State of Delaware. Odyssey will remain the legal public registrant following the Closing and is expected to change its corporate name to “American Ocean Minerals Corporation” upon consummation of the Merger.

Immediately prior to the Effective Time, (a) AOM will close the AOM PIPE Investment and issue AOM Common Stock and AOM PIPE Warrants to the AOM PIPE Investors and (b) all outstanding AOM Bridge Debentures will automatically convert into shares of AOM Common Stock. Subject to the terms and conditions of the Merger Agreement, at the Effective Time, (a) each issued and outstanding share of AOM Common Stock (other than treasury shares and dissenting shares), including shares issued pursuant to the AOM PIPE Investment and the AOM Bridge Debentures, will be canceled and automatically converted into the right to receive shares of Odyssey Common Stock (or equivalent in the form of Odyssey New Preferred Shares) in accordance with the Exchange Ratio set forth in the Merger Agreement, payable without interest, less any applicable withholding and (b) all outstanding AOM PIPE Warrants will be assumed by Odyssey at the Effective Time and converted into Odyssey Assumed Warrants on substantially the same terms and conditions, subject to adjustment based on the Exchange Ratio, including proportional adjustments to the number of shares issuable and the exercise price.

Immediately after the Merger, on a pro forma basis and after giving effect to the automatic conversion of the AOM Bridge Debentures, the issuance of AOM Common Stock pursuant to the AOM PIPE Investment, and the issuance of the Merger consideration, pre-Merger AOM Stockholders (including the AOM Bridge Investors, the AOM PIPE Investors, and former CIC Stockholders and OML Members) are expected to own 93.3% of the combined company, and pre-Merger Odyssey Stockholders are expected to own 6.7% of the combined company (excluding the effect of out-of-the-money options and warrants that will remain outstanding following the Merger). The Exchange Ratio is 4.5017 shares of Odyssey Common Stock for each share of AOM Common Stock, subject to adjustment to reflect the Reverse Stock Split, assuming the Reverse Stock Split is effected at the currently expected rate of 25-for-1 prior to the Effective Time.

Based on the pre-Merger and post-Merger modification of the fair values of the equity-linked instruments, including the AOM Bridge Debentures, AOM PIPE Warrants and other assumed or exchanged warrants, no material differences have been identified or noted.

Upon completion of the Merger, Odyssey will be required to meet the initial listing requirements for continued listing and trading of its Common Stock on the Nasdaq Capital Market, which are more stringent than the continued listing requirements. Pursuant to the Merger Agreement, Odyssey has agreed to use commercially reasonable efforts to cause the shares issued in the Merger to be approved for listing on Nasdaq at or prior to the Effective Time. Based on information currently available, Odyssey anticipates that the Odyssey Common Stock may not satisfy the Nasdaq initial listing minimum bid price requirement at the Closing unless a reverse stock split is effected. Accordingly, the Odyssey Board intends to effect the Reverse Stock Split, currently contemplated at a ratio of approximately 25-for-1, prior to consummation of the Merger.

AOM Bridge Financing and AOM PIPE Investment

Prior to the execution and delivery of the Merger Agreement, AOM entered into the Bridge Subscription Agreements pursuant to which AOM raised aggregate gross proceeds of approximately $75.6 million through the issuance of convertible debentures (the “AOM Bridge Debentures”). The AOM Bridge Debentures constitute the AOM Bridge Financing and will automatically convert into shares of AOM Common Stock immediately prior to the Effective Time, such that the AOM Bridge Investors will become AOM Stockholders immediately before the consummation of the Merger.

Concurrent with the execution and delivery of the Merger Agreement, AOM and Odyssey entered into a securities purchase agreement with certain PIPE investors (the “AOM PIPE Investors”), pursuant to which such investors committed to purchase shares of AOM Common Stock and accompanying warrants for aggregate gross proceeds of approximately $156.0 million (the “AOM PIPE Investment”), on the terms and subject to the conditions set forth therein. The AOM PIPE Investment is expected to close immediately prior to the Effective Time, with the AOM Common Stock issued in the PIPE exchanged for shares of Odyssey Common Stock upon consummation of the Merger, and the associated AOM PIPE Warrants assumed by Odyssey and converted into Odyssey warrants in accordance with the Merger Agreement.

OML Unit Purchase Agreement and OML Equity Exchange

Prior to the Merger, on March 20, 2026, AOM entered into the OML Unit Purchase Agreement with OML, pursuant to which AOM agreed to invest up to $20.0 million in OML in exchange for OML Units. In addition, AOM has the right, but not the obligation, to acquire additional OML Units sufficient to cause AOM to hold at least 67% of the outstanding OML Units, with the purchase price for such additional units to be determined based on the fair market valuation of OML as determined by an independent valuation firm. As part of these transactions, a portion of legacy indebtedness of OML was acquired by AOM and converted into OML equity.

In connection with the Merger, Odyssey, OML and certain OML members entered into equity exchange agreements pursuant to which such OML members agreed to exchange their OML Units for shares of Odyssey Common Stock as soon as practicable following consummation of the Merger, based on relative per-unit and per-share valuations as provided therein. After giving effect to the OML Unit purchases and the OML Equity Exchange Agreements, the combined company is expected to hold a majority ownership interest in OML on a pro forma basis.

CIC Equity Arrangements, Convertible Financing and Revenue Participation

CIC Limited is addressed as part of the overall transaction structure through a staggered acquisition framework rather than an outright acquisition at Closing. In connection with the Merger, Odyssey entered into equity exchange agreements with certain CIC Limited equity holders pursuant to which such holders may exchange CIC Limited equity interests for shares of Odyssey Common Stock. In addition, Odyssey entered into option agreements with certain CIC Limited equity holders, including CIC LLC, pursuant to which, following a six-month period after the consummation of the Merger, Odyssey will have the right, but not the obligation, to acquire additional CIC Limited equity interests at valuation-based prices that vary based on project milestones and regulatory approvals. The purchase price for exercised options may be paid in a combination of cash and Odyssey Common Stock, subject to minimum cash requirements.

Separately, AOM has provided financing to CIC Limited and CIC LLC through two separate convertible note purchase agreements with CIC Limited and CIC LLC, pursuant to which AOM holds convertible promissory notes bearing interest at 8.0% per annum, with maturity in April 2030. Such notes may be converted into CIC Limited equity interests at specified conversion rates and are otherwise repayable in cash if not converted. Additionally, CIC Limited entered into a revenue participation agreement granting AOM a contractual right to receive a defined percentage of revenue generated by CIC Limited. This arrangement operates in the nature of a royalty interest and does not confer any equity ownership, governance rights or control over CIC Limited.

ORM Distribution and Disposal of Litigation Financing Liability

In connection with the Merger, Odyssey agreed to undertake a series of pre-closing reorganization steps to separate its non-core phosphate business from the assets to be retained by the combined company following the Merger. This process, referred to as the ORM Distribution, is to effect the disposition of Oceánica Resources México, S. de R.L. de C.V. and related entities prior to the consummation of the Merger.

ORM is an indirect subsidiary of Odyssey and holds interests in certain phosphate development assets, including a 50% equity interest in Phosagmex, S.A.P.I. de C.V. As part of the pre-closing reorganization, Odyssey agreed to contribute its indirect equity interests in ORM to a newly formed holding company, ORM HoldCo, and to transfer the equity interests in ORM HoldCo will be subsequently transferred to a newly formed trust, ORM Trust, for the benefit of Odyssey’s stockholders. As a result of these transactions, Odyssey’s ORM-related assets would be separated from the combined company and are not reflected in the combined company following the Merger.

In addition, in connection with the ORM Distribution, the litigation financing arrangements related to the ORM and Phosagmex activities, including obligations associated with enforcement of an arbitral award, would be assigned to ORM HoldCo and disposed of prior to the Merger. Accordingly, the litigation financing liability would be extinguished at the Odyssey level and is not reflected in the combined company following the consummation of the Merger.

UNAUDITED PRO FORMA CONDENSED COMBINED

BALANCE SHEET AS OF DECEMBER 31, 2025

	Odyssey (Historical)	AOM (Reclassified) (Note 3)	OML (Reclassified) (Note 3)	Additional Financings	Notes	Transaction Adjustments	Notes	Pro Forma Combined
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,515,881	$2,855	$1,050,699	$185,455,232	6(a)	$(36,206,082)	6(f), 6(p)	$153,818,585
Accounts and other related party receivables	67,323	—	140,526	—		(163,292)	6(g), 6(h)	44,557
Other current assets	772,616	—	888,925	—		—		1,661,541
Total current assets	4,355,820	2,855	2,080,150	185,455,232		(36,369,374)		155,524,683

NON-CURRENT ASSETS
Investment in unconsolidated entities	8,818,748	—	—	5,269,775	6(e)	61,038,129	6(j)	75,126,652
Right-of-use asset	—	287,573	3,868,823	—		1,822,773	6(k)	5,979,169
Option to purchase equity securities in related party	334,974	—	—	—		—		334,974
Bismarck exploration license	1,821,251	—	—	—		2,878,749	6(l)	4,700,000
Prospect Database	—	—	—	—		3,500,000	6(m)	3,500,000
Other intangible assets	—	620,791	—	—		140,122,132	6(n)	140,742,923
Property and equipment, net	474,816	—	7,861,729	—		3,904,080	6(o)	12,240,625
Other non-current assets	34,295	—	3,392,082	87,351,434	6(b)	(2,692,081)	6(i), 6(q)	88,085,730
Goodwill	—	—	—	(45,200,000)		55,332,913	5, 6(s)	10,132,913

Total non-current assets	11,484,084	908,364	15,122,634	47,421,209		265,906,695		340,842,986

Total assets	$15,839,904	$911,219	$17,202,784	$232,876,441		$229,537,321		$496,367,669

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$770,750	$581,445	$866,027	$—		$(49,863)	6(r)	$2,168,359
Accrued expenses	9,846,020	1,096,913	580,113	—		(2,799,508)	6(t)	8,723,538
Lease liability, current portion	—	97,561	273,392	—		—		370,953
Convertible notes payable—related parties	—	—	—	—		—		—
Loans payable, current portion	1,062,356	403,221	10,176,676	—		(10,238,195)	6(u)	1,404,058
Total current liabilities	11,679,126	2,179,140	11,896,208	—		(13,087,566)		12,666,908

LONG-TERM LIABILITIES	—	—	—
Loans payable	3,933,042	—	—	—		(2,982,195)	6(v)	950,847
Convertible notes payable—related parties, noncurrent	—	—	—	—		—		—
Lease liability, net of current portion	—	190,012	3,558,204	—		—		3,748,216
Warrant liabilities	12,150,360	—	—	—		(8,787,438)	6(w)	3,362,922
Derivative liability	—	—	—	—		—		—
Litigation financing and other	63,287,048	—	—	—		(63,287,048)	6(x)	—
Deferred tax liability	—	—	—	—		27,966,839	6(y)	27,966,839
Deferred contract liability	334,974	—	—	—		—		334,974

Total long-term liabilities	79,705,424	190,012	3,558,204	—		(47,089,842)		36,363,798

Total liabilities	$91,384,550	$2,369,152	$15,454,412	$—		$(60,177,408)		$49,030,706

	Odyssey (Historical)	AOM (Reclassified) (Note 3)	OML (Reclassified) (Note 3)	Additional Financings	Notes	Transaction Adjustments	Notes	Pro Forma Combined
Commitments and contingencies
Member Capital – Contingently redeemable	—	—	5,000,000	—		(5,000,000)	6(aa)	—

STOCKHOLDERS’ EQUITY (DEFICIT):
Preferred stock	—	—	—	—		—		—
Common stock	5,577	200	29,423,275	—		(29,425,365)	6(bb)	3,687
Additional paid-in capital	285,869,928	—	—	266,516,743	6(c)	(128,713,134)	6(cc)	423,673,537
(Accumulated deficit) retained earnings	(323,524,208)	(1,458,133)	(32,674,903)	(33,640,302)	6(d)	411,625,305	6(dd)	20,327,759

Accumulated other comprehensive loss	—	—	—	—		—		—
Total stockholders’ (deficit) equity before non-controlling interest	(37,648,703)	(1,457,933)	(3,251,628)	232,876,441		253,486,806		444,004,983
Non-controlling interest	(37,895,943)	—	—	—		41,227,923	6(z)	3,331,980
Total stockholders’ (deficit) equity	(75,544,646)	(1,457,933)	(3,251,628)	232,876,441		294,714,729		447,336,963

Total liabilities and stockholders’ (deficit) equity	$15,839,904	$911,219	$17,202,784	$232,876,441		$229,537,321		$496,367,669

See accompanying notes to the unaudited pro forma condensed combined financial statements

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2025

	Odyssey (Historical)	AOM (Reclassified) (Note 3)	OML (Reclassified) (Note 3)	Additional Financings	Notes	Transaction Adjustments	Notes	Pro Forma Combined
REVENUE
Marine services	$353,719	$—	$4,419,400	$—		$(353,719)	7(c)	$4,419,400
Operating and other	—	—	—	—		—		—

Total revenue	353,719	—	4,419,400	—		(353,719)		4,419,400

OPERATING EXPENSES
Marketing, general and administrative	10,977,265	1,453,932	9,273,701	—		133,716	7(d), 7(n)	21,838,614
Operations and research	2,807,606	—	—	—		(153,687)	7(e)	2,653,919
Acquisition-related cost	—	—	—	—		16,929,849	7(f)	16,929,849

Total operating expenses	$13,784,871	$1,453,932	$9,273,701	$—		$16,909,878		$41,422,382
Loss from operations	(13,431,152)	(1,453,932)	(4,854,301)	—		(17,263,597)		(37,002,982)

Other income (expense):	—	—	—
Interest income	119,363	—	—	2,783,376	7(a)	—		2,902,739
Interest expense	(4,936,248)	(4,201)	(1,096,520)	—		1,436,455	7(g)	(4,600,514)
Loss on equity method investment	(1,578,573)	—	—	—		(4,685,423)	7(h)	(6,263,996)
Gain / (Loss) from increase of ownership in unconsolidated entities	—	—	—	—		21,256,821	7(i)	21,256,821
Change in derivative liabilities fair value	(28,213,642)	—	—	—		6,336,671	7(j)	(21,876,971)
Gain / (Loss) on debt extinguishment	587,019	—	—	(33,640,302)	7(b)	—		(33,053,283)
Gain on disposal of equipment	164,000	—	—	—		—		164,000
Other	(1,181,171)	—	734,984	—		1,195,450	7(k)	749,263

Total other income (loss)	(35,039,252)	(4,201)	(361,536)	(30,856,926)		25,539,974		(40,721,941)

(LOSS) / INCOME BEFORE TAXES	(48,470,404)	(1,458,133)	(5,215,837)	(30,856,926)		8,276,377		(77,724,923)
Income tax benefit	—	—	(4,790)	—		—		(4,790)

NET (LOSS) / INCOME	(48,470,404)	(1,458,133)	(5,220,627)	(30,856,926)		8,276,377		(77,729,713)
Net loss attributable to non-controlling interest	5,385,219	—	—	—		(75,938)	7(l)	5,309,281
Other comprehensive (loss) income	—	—	—	—		—		—

NET (LOSS) / INCOME attributable to Company	$(43,085,185)	$(1,458,133)	$(5,220,627)	$(30,856,926)		$8,200,439		$(72,420,432)

NET (LOSS) / INCOME PER SHARE
Basic	$(1.10)	$—	$—	$—		$(2.51)		$(2.01)

Diluted	$(1.10)	$—	$—	$—		$(2.51)		$(2.01)

Weighted average number of common shares outstanding: (1)
Basic	39,254,985					(3,269,741)	7(m)	35,985,244

Diluted	39,254,985					(3,269,741)	7(m)	35,985,244

(1)	The historical financial information does not reflect the 1-for-25 reverse stock split effected prior to the consummation Merger; the pro forma financial information reflects the reverse stock split.

See accompanying notes to the unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Description of the Transactions

Merger Transaction

On April 8, 2026, Odyssey entered into Merger Agreement with Merger Sub, and AOM. Pursuant to the terms of the Merger Agreement, a combination of Odyssey and AOM will be effected through the Merger of Merger Sub with and into AOM surviving as a wholly owned subsidiary of Odyssey and Odyssey continuing as the public parent company following the Effective Time.

At the Effective Time, each share of AOM Common Stock outstanding immediately prior to the Effective Time (after giving effect to the conversion of the Bridge Financing, the issuance of shares of AOM Common Stock in the AOM PIPE Financing, and excluding certain excluded and dissenting shares of AOM Common Stock) will be converted into the right to receive 4.5017 shares of Odyssey Common Stock. The Exchange Ratio is subject to adjustment to reflect the Reverse Stock Split. Assuming the Reverse Stock Split is effected at the currently expected rate of 25-for-1, the effective Exchange Ratio would be 0.1801 shares of Odyssey Common Stock. Based on the relative valuations, there is no material difference between the fair value and cash value of the equity-linked instruments, including the Bridge Debentures and assumed or exchanged options and warrants, and accordingly such instruments are presented at cash value in the unaudited pro forma condensed combined financial statements. After taking into account the conversion of the AOM Bridge Debentures and the issuance of shares of AOM Common Stock pursuant to the AOM PIPE Financing, immediately after the Merger, pre-Merger AOM Stockholders (including the AOM Bridge Investors, the AOM PIPE Investors, and former CIC Stockholders and OML Members) are expected to own 93.3% of the combined company, and pre-Merger Odyssey Stockholders are expected to own 6.7% of the combined company. With an anticipated reverse stock split ratio of 1-for-25, the unaudited pro forma condensed combined financial information gives effect to the reverse stock split of the then-issued and outstanding shares of Odyssey Common Stock immediately prior to the consummation of the Merger.

	1 for 25 Reverse Stock Split
	Shares	% Ownership
Shares held by legacy Odyssey common stockholders	2,451,038	7%
Shares held by legacy AOM common stockholders	19,483,864	53%
Shares held by OML and CIC common stockholders	5,298,857	14%
Shares held by AOM Bridge Investors	3,953,662	11%
Shares held by AOM PIPE Investors	5,678,662	15%

Combined Company Pro Forma Common Shares	36,866,083	100%

AOM Bridge Financing

Prior to the execution of the Merger Agreement, AOM entered into the Bridge Subscription Agreements pursuant to which AOM completed a private placement of AOM Bridge Debentures for aggregate gross proceeds of approximately $75.6 million. The Bridge Financing was undertaken to fund transaction-related expenses, regulatory activities, and general corporate purposes pending completion of the Merger and the related transactions.

The AOM Bridge Debentures bear interest at a rate of 8.0% per annum, and mature two years from the applicable closing date. Interest accrues and is payable at maturity; however, accrued and unpaid interest is convertible together with principal upon the occurrence of a Liquidity Event.

Pursuant to the AOM Bridge Debenture terms, the outstanding principal and accrued interest automatically convert upon the consummation of a Liquidity Event, including the Merger, at a conversion price equal to a 25% discount to the price attributed to the shares of AOM Common Stock issued in connection with such Liquidity Event. Immediately prior to the Effective Time, all outstanding AOM Bridge Debentures will convert into shares of AOM Common Stock, causing the AOM Bridge Investors to become AOM Stockholders immediately prior to the Merger. These shares of AOM Common Stock will be exchanged for shares of Odyssey Common Stock pursuant to the Merger. As a result, no AOM Bridge Debentures will remain outstanding following the completion of the Merger, and the Bridge Financing is reflected as equity in the unaudited pro forma condensed combined financial information.

AOM PIPE Financing

Concurrently with the execution of the Merger Agreement, AOM entered into the AOM PIPE Subscription Agreement with the AOM PIPE Investors committed to provide aggregate financing in the amount of approximately $156.0 million, on the terms and subject to the conditions set forth in the AOM PIPE Subscription Agreement and the related AOM PIPE Warrants to be entered into at the closing of the AOM PIPE Investment, through the subscription for and purchase of (a) shares of AOM Common Stock, which shares will, pursuant to the AOM PIPE Subscription Agreement, be issued immediately prior to the Effective Time, such that the AOM PIPE Investors will become stockholders of AOM immediately prior to the consummation of the Merger, and (b) AOM PIPE Warrants, which AOM PIPE Warrants will, pursuant to the AOM PIPE Subscription Agreement, be assumed by Odyssey and converted into Odyssey Assumed Warrants as of the Effective Time.

The PIPE Financing will close immediately prior to the Effective Time. The shares of AOM Common Stock issued in the AOM PIPE Financing will be exchanged for shares of Odyssey Common Stock pursuant to the Merger Agreement, and the AOM PIPE Investors become stockholders of the combined company following the Merger. The AOM PIPE Warrants issued in connection with the AOM PIPE Financing are assumed by Odyssey and converted into Odyssey Assumed Warrants to purchase Odyssey Common Stock on equivalent economic terms, subject to appropriate adjustments for the Exchange Ratio and reverse stock split. For pro forma purposes, the AOM PIPE Financing is reflected as an equity issuance by AOM occurring immediately prior to the Merger.

OML Unit Purchase Agreement

Prior to the execution of the Merger Agreement, AOM entered into a unit purchase agreement with OML, in which AOM agreed to invest up to $20.0 million in OML in exchange for newly issued OML equity units. AOM also acquired the right, but not the obligation, to acquire additional OML Units sufficient to increase its ownership to at least 67% of the outstanding OML Units. The purchase price for any such additional units is to be determined based on the fair market value of OML as determined by an independent valuation firm at the applicable acquisition date.

In connection with the initial investment, certain legacy indebtedness of OML was purchased by AOM and subsequently contributed and converted into OML equity. As a result of these transactions, AOM held a significant ownership interest in OML prior to the Merger but did not obtain control of OML at that time.

OML Equity Exchange Agreement

In connection with the Merger, on April 8, 2026, OML and certain member of OML entered into an equity exchange agreement in which such OML Members agreed to exchange their OML Units for shares of Odyssey Common Stock. The equity exchanges are expected to occur as soon as practicable after the Effective Time and are based on relative per-unit valuations of OML and per-share valuations of Odyssey Common Stock, as specified in the applicable exchange agreements.

After giving effect to the OML Unit purchases completed prior to the Merger and the equity exchanges contemplated by the OML equity exchange agreements, the combined company is expected to obtain a majority ownership interest in OML. As a result, OML is reflected as a consolidated subsidiary of the combined company in the unaudited pro forma condensed combined financial information.

Conversion of AOM Securities in the Merger

Pursuant to the Merger Agreement, each outstanding share of AOM Common Stock immediately prior to the Effective Time, including shares issued upon conversion of the AOM Bridge Debentures and shares issued in the AOM PIPE Financing, will be exchanged for shares of Odyssey Common Stock based on the Exchange Ratio.

These conversion mechanics ensured continuity of economic interests for former AOM equity holders while resulting in Odyssey becoming the sole public parent entity following the Merger. The unaudited pro forma condensed combined financial information reflects the conversion and assumption of these securities as if they occurred immediately prior to the Merger.

CIC Equity Exchange Agreements

In connection with the Merger, on April 8, 2026, Odyssey entered into equity exchange agreements with certain stockholders of CIC Limited pursuant to which those CIC Limited stockholders agreed to exchange their CIC Limited equity interests for shares of Odyssey Common Stock as soon as practicable following consummation of the Merger. The number of Odyssey shares issuable in each exchange is determined by reference to the value per CIC Limited share and the value per share of Odyssey Common Stock paid by the AOM PIPE Investors, as specified in the applicable exchange agreement.

The aggregate number of shares of Odyssey Common Stock issuable pursuant to the CIC Limited equity exchange agreements is subject to limitations intended to comply with applicable Nasdaq listing rules, including restrictions preventing the issuance of more than 19.9% of the outstanding Odyssey Common Stock or voting power absent stockholder approval. These equity exchange arrangements form part of the broader staged acquisition structure for CIC Limited and do not represent an acquisition of control at Closing.

CIC Option Agreements

On April 8, 2026, in connection with the Merger Agreement, Odyssey entered into option agreements with certain CIC Limited equity holders, including CIC LLC, pursuant to which Odyssey has the right, but not the obligation, to acquire additional equity interests in CIC Limited following the six-month period after completion of the Merger. The option exercise prices are based on pre-agreed CIC Limited valuations that vary depending on the achievement of specified project milestones and regulatory approvals.

The option purchase price, if exercised, may be paid in a combination of cash and shares of Odyssey Common Stock, subject to minimum cash consideration requirements in certain cases. These option agreements provide Odyssey with a structured framework to increase its ownership interest in CIC Limited over time while deferring full acquisition consideration until after post-Merger milestones are achieved.

CIC Convertible Note Purchase Agreements

AOM entered into separate note purchase agreements with CIC Limited and CIC LLC pursuant to which AOM provided convertible financing to CIC Limited and CIC LLC in advance of the Merger. Under these agreements, CIC Limited and CIC LLC issued convertible promissory notes to AOM with an aggregate principal amount of up to $25.0 million. The notes bear interest at a rate of 8.0% per annum, with accrued interest capitalized and payable at maturity in April 2030, subject to default interest provisions.

The convertible notes may be converted, at AOM’s election and subject to the terms of the applicable agreements, into CIC Limited equity interests at specified conversion rates tied to agreed valuation thresholds. To the extent not converted, the notes are repayable in cash at maturity. These instruments provide CIC Limited with development-stage financing while enabling AOM, and ultimately Odyssey following the Merger, to obtain incremental equity exposure to CIC Limited.

Support Agreements

In connection with the Merger Agreement, Odyssey, AOM and certain stockholders of each party entered into support agreements pursuant to which those stockholders agreed to, among other things, vote their shares in favor of the Merger and the related transactions and refrain from supporting actions that would be reasonably expected to impede or interfere with the consummation of the Merger. Certain of the support agreements include customary transfer restrictions and proxy provisions designed to ensure transaction certainty and facilitate satisfaction of stockholder approval conditions. These agreements remain in effect for the periods specified therein and terminate upon the occurrence of customary events, including completion or termination of the Merger.

Lock-Up Agreements

In connection with the Merger, Odyssey entered into lock-up agreements with certain holders of AOM Common Stock and certain AOM Bridge Investors pursuant to which such holders agreed, subject to customary exceptions, not to transfer shares of Odyssey Common Stock received in the Merger for specified periods following the Closing. The lock-up provisions include differing release schedules for AOM Bridge Investors and other AOM equity holders, with staged release mechanics following the initial lock-up periods. These lock-up arrangements are intended to promote post-Closing market stability and align the interests of legacy AOM investors with the long-term performance of the combined company.

ORM Disposition and Related Support Arrangements

Pursuant to the Merger Agreement, Odyssey agreed to use commercially reasonable efforts to contribute its interests in ORM to a newly formed holding company, which will be placed into a trust for the benefit of pre-Merger Odyssey Stockholders. The purpose of this structure is to preserve value and facilitate potential monetization of the ORM assets following the receipt of specified governmental approvals. In connection with this arrangement, Odyssey also agreed to use commercially reasonable efforts to enter into a support agreement pursuant to which it will provide administrative and operational support services to the ORM holding structure for a defined period following the Merger. The parties have not entered into definitive agreements related to the disposition of ORM, and there can be no assurance they will be able to do so. Completion of the ORM disposition, including securing financing sufficient to fund near-term activities, is a condition to AOM’s obligation to consummate the Merger.

Note 2. Basis of Presentation

The Merger is expected to be accounted for as a reverse merger, whereby AOM will be treated as the accounting acquirer and Odyssey will be treated as the accounting acquiree for financial reporting purposes, in accordance with U.S. GAAP. Under this method of accounting, Odyssey will be treated as the “accounting acquiree” and AOM as the “accounting acquirer” for financial reporting purposes. The determination of AOM as the accounting acquirer is primarily based on the evaluation of the following facts and circumstances:

•

the pre-combination equity holders of AOM, including AOM Bridge Investors and AOM PIPE Investors, are expected to hold a substantial majority of the voting power of the combined company immediately following the Merger,

•	AOM is expected to designate a majority of the members of the combined company’s board of directors following the Merger,

•	the executive management of AOM will comprise the executive management of the combined company following the Merger, and

•	the operations of AOM, Odyssey and OML (“Group”) will comprise the ongoing operations of the combined company following the completion of the Merger.

Accordingly, for accounting purposes, the Merger is treated as AOM issuing shares to acquire the net assets of Odyssey. The net assets of the Group will continue to be stated at historical cost, and the results of operations prior to the Merger will be those of the Group. In addition, AOM, Odyssey, OML and certain OML members entered into equity exchange agreements in which OML members agreed to exchange their OML units for shares of Odyssey. After giving effect to the OML unit purchases and the OML equity exchange agreements, the combined company is expected to hold a majority ownership interest in OML on a pro forma basis; accordingly, OML is considered an “accounting acquiree.”

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of the combined companies upon consummation of the related transactions. The unaudited pro forma condensed combined balance sheet as of December 31, 2025 gives effect to the Merger and the related transactions as if they had occurred on December 31, 2025. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 gives effect to the Merger and the related transactions as if they had occurred on January 1, 2025. These periods are presented on the basis that AOM is the acquirer for accounting purposes.

The pro forma adjustments reflecting the consummation of the Merger and the related transactions are based on certain currently available information and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited pro forma condensed combined adjustments described in the accompanying notes are preliminary in nature and are subject to revision as additional information becomes available and is evaluated. Accordingly, it is likely that the actual adjustments will differ from the pro forma adjustments, and such differences may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all material effects of the Merger and the related transactions based on information available at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated operating synergies, cost savings, revenue enhancements, or other efficiencies that may be realized as a result of the Merger. The unaudited pro forma condensed combined financial information is not necessarily indicative of the actual results of operations or financial position that would have been achieved had the Merger and related transactions occurred on the dates indicated, nor is it indicative of the future consolidated results of operations or financial position of the combined company. The unaudited pro forma condensed combined financial information should be read in conjunction with the separate historical consolidated financial statements and the related notes of Odyssey, AOM, OML, and CIC Limited included elsewhere in this proxy statement/prospectus.

Immediately prior to the Effective Time, the outstanding AOM Bridge Debentures will convert into shares of AOM Common Stock in accordance with their terms, and the AOM PIPE Financing will be consummated. All issued and outstanding shares of AOM Common Stock immediately prior to the Effective Time will convert into and exchanged for shares of Odyssey Common Stock upon completion of the Merger in accordance with the Merger Agreement and the Exchange Ratio. As a result, the historical equity structure of AOM has been recast into the equity structure of the combined public company.

To the extent there are significant changes to the business following completion of the Merger, the assumptions and estimates set forth in the unaudited pro forma condensed combined financial statements could change significantly. Accordingly, the pro forma adjustments are subject to further adjustment as additional information becomes available and as further analyses are conducted following the completion of the Merger. There can be no assurance that these additional analyses will not result in material changes to the estimates used.

With the exception of operations in the Cook Islands and Papua New Guinea, the unaudited pro forma condensed combined financial information does not reflect the income tax effects of the pro forma adjustments as any change in the deferred tax balance would be offset by an increase in the valuation allowance given that AOM incurred significant losses during the historical periods presented.

The pro forma basic and diluted loss per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of the combined company’s common shares outstanding using the assumption of the anticipated reverse share split of 1-25 and assuming the Merger occurred on January 1, 2025.

Note 3. Reclassification

Unaudited Pro Forma Condensed Combined Statement of Operations

The table below summarizes certain reclassifications made to AOM’s historical financial information to Odyssey’s financial statement presentation:

Financial Statement Line Item	Ref.	AOM Historical	AOM Reclassified
General & administrative	a.	15,048	—
Professional & consulting services	a.	747,462	—
Startup & organization costs	a.	93,981	—
Legal fees	a.	356,894	—
Rent	a.	40,300	—
Conferences & travel	a.	200,247	—
Marketing, general and administrative	a.	—	1,453,932

Total		1,453,932	1,453,932

The table below summarizes certain reclassifications made to OML’s historical financial information to Odyssey’s financial statement presentation:

Financial Statement Line Item	Ref.	OML Historical	OML Reclassified
General & administrative	b.	4,592,283	—
Payroll and benefits	b.	2,919,045	—
Repairs and maintenance	b.	53,577	—
Depreciation and amortization	b.	1,708,796	—
Marketing, general and administrative	b.	—	9,273,701

Total		9,273,701	9,273,701

Other income	c.	477,056	—
Foreign exchange gain (loss)	c.	257,928	—
Other	c.	—	734,984

Total		734,984	734,984

a.

Represents the reclassification of AOM’s historical general and administrative expenses, professional and consulting services, startup and organization costs, legal fees, primarily comprising compensation costs, advisory and consulting fees, regulatory and licensing-related professional costs, legal fees, insurance, and other corporate administrative expenses, rent, and conferences and travel, to Odyssey’s Marketing, general and administrative line item.

b.

Represents the reclassification of OML’s historical payroll and benefits, repairs and maintenance, and depreciation and amortization, primarily consisting of employee compensation and benefit costs, vessel and marine exploration equipment maintenance expenses, and depreciation and amortization related to marine exploration equipment, property and equipment, and right-of-use assets, to Odyssey’s Marketing, general and administrative line item.

c.

Represents the reclassification of OML’s historical other income and foreign exchange gain (loss), primarily related to excess cash proceeds received for third-party equipment repairs and gains or losses from the remeasurement of foreign currency denominated monetary assets and liabilities, to Odyssey’s Other income (expense) line item.

Unaudited Pro Forma Condensed Combined Balance Sheet

The table below summarizes certain reclassifications made to AOM’s historical financial information to Odyssey’s financial statement presentation:

Financial Statement Line Item	Ref.	AOM Historical	AOM Reclassified
Short-term loans from stockholders	a.	403,221	—
Loans payable, current portion	a.	—	403,221

Total		403,221	403,221

The table below summarizes certain reclassifications made to OML’s historical financial information to Odyssey’s financial statement presentation:

Financial Statement Line Item	Ref.	OML Historical	OML Reclassified
Accounts receivable	b.	27,114	—
Other receivable – related party, current	b.	113,412	—
Deposits and other current assets	b.	888,925	—
Accounts and other related party receivables	b.	—	140,526
Other current assets	b.	—	888,925

Total		1,029,451	1,029,451

Other receivable – related party, noncurrent		3,392,082	—
Other non-current assets		—	3,392,082

Total		3,392,082	3,392,082

Due to related party	c.	358,481	—
Term debt – related party	c.	9,818,195	—
Loans payable, current portion	c.	—	10,176,676

Total		10,176,676	10,176,676

Member Capital – Contingently redeemable	d.	5,000,000	5,000,000

Members’ equity	e.	29,423,275	—
Common stock, no par value, 1,000,000 shares authorized, 106,379 issued and outstanding as of December 31, 2025	e.	—	29,423,275

Total		29,423,275	29,423,275

a.	Represents the reclassification of AOM’s short-term loans from stockholders to Loans payable, current portion in Odyssey’s balance sheet presentation.

b.

Represents the reclassification of OML’s accounts receivable, other receivable – related party (current and noncurrent), and deposits and other current assets to Accounts and other related party receivables, Other current assets, and Other non-current assets, as applicable, in Odyssey’s balance sheet presentation.

c.	Represents the reclassification of OML’s due to related party and term debt – related party to Loans payable, current portion in Odyssey’s balance sheet presentation.

d.	Represents the OML’s Member Capital – contingently redeemable, a new financial statement line item that was not previously presented in Odyssey’s historical financial statements.

e.	Represents the reclassification of OML’s members’ equity to common stock in Odyssey’s equity presentation.

Note 4. Accounting Policies

Upon consummation of the Merger, management will perform a comprehensive review of the AOM, Odyssey and OML entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of these entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 5. Preliminary Purchase Consideration Allocation

Preliminary Estimated Merger Consideration

AOM is treated as the acquiring company for accounting purposes, AOM’s assets and liabilities are reflected at their historical carrying amounts prior to the Closing, and the historical operations reflected in the unaudited pro forma combined financial information are those of AOM. Odyssey and OML are treated as the acquired company for accounting purposes, and accordingly, Odyssey and OML’s identifiable assets and liabilities are measured and recognized at their estimated fair values as of the acquisition date and combined with the assets, liabilities, and results of operations of AOM following the Closing. The transaction is accounted for as a reverse acquisition, and the consideration transferred is measured as the fair value of the equity interests that AOM is deemed to have issued to Odyssey stockholders in order to achieve the same ownership interest in the combined company. The estimated purchase consideration was determined using the share price of AOM Common Stock and the number of shares of combined company common stock that would be issued to Odyssey and OML stockholders to achieve the same ownership ratio of the combined company. For purposes of the unaudited pro forma condensed combined financial information, the transaction is assumed to have occurred on December 31, 2025. Based on these assumptions, the estimated preliminary fair values of the identifiable assets acquired and liabilities assumed (and related tax impacts) and the resulting goodwill are presented below:

The consideration for the Merger is summarized below, assuming the Merger occurred on December 31, 2025:

Amount
Value of AOM immediately prior to the Merger	$915,376,441
Legacy AOM common shares outstanding immediately prior to the Merger	191,124,484
Post-Merger shares deemed held by legacy AOM Stockholders	860,376,125

Amount
Post-Merger Common Shares Held by Former Odyssey Stockholders	61,275,959
Total Post-Merger Outstanding Common Shares	921,652,084
Post-Merger Ownership Percentage of Non-Odyssey Stockholders	93.35%
Post-Merger Ownership Percentage of Former Odyssey Stockholders	6.65%
Fair Value of Equity Consideration Transferred	60,858,724
Forgiveness of AOM indebtedness owed to the acquirer (non-cash consideration)	5,000,000

Total Purchase Consideration for the Merger	65,858,724

Total Purchase Consideration for OML Acquisition	136,495,611
Non-controlling interest related to OML Acquisition	3,331,980
Total Purchase Consideration for Equity Method Investment	68,153,349

Total Purchase Consideration for the Merger	65,858,724

Aggregate Purchase Consideration	$273,839,664

Preliminary Purchase Price Allocation

The table below represents an initial allocation of the preliminary consideration to the Company’s tangible and intangible assets acquired and liabilities assumed based on management’s preliminary estimate of their respective fair values as of December 31, 2025:

	OML Fair Value	Odyssey Fair Value	Total Fair Value
Assets acquired:
Cash and cash equivalents	$1,050,699	$2,809,799	$3,860,498
Accounts and other related party receivables	27,114	17,443	44,557
Other current assets	888,925	772,616	1,661,541
Investment in unconsolidated entities	—	75,126,652	75,126,652
Right-of-use asset	5,691,596	—	5,691,596
Option to purchase equity securities in related party	—	334,974	334,974
Bismarck exploration license	—	4,700,000	4,700,000
Other intangible assets	140,122,132	—	140,122,132
Prospect Database	—	3,500,000	3,500,000
Property and equipment, net	11,765,809	474,816	12,240,625
Other non-current assets	—	63,085,729	63,085,729

Total assets	$159,546,275	$150,822,029	$310,368,304

	OML Fair Value	Odyssey Fair Value	Total Fair Value
Liabilities assumed:			—
Accounts payable	$(816,164)	$(770,750)	$(1,586,914)
Accrued expenses	(580,113)	(7,046,512)	(7,626,625)
Lease liability, current portion	(273,392)	—	(273,392)
Loans payable, current portion	(358,481)	(642,356)	(1,000,837)
Loans payable	—	(950,847)	(950,847)
Lease liability, net of current portion	(3,558,204)	—	(3,558,204)
Warrant liabilities	—	(3,362,922)	(3,362,922)
Deferred tax liability	(27,926,708)	(40,131)	(27,966,839)
Deferred contract liability	—	(334,974)	(334,974)

Total liabilities	$(33,513,062)	$(13,148,492)	$(46,661,554)

Proforma net assets acquired	126,033,213	137,673,537	263,706,750
Estimated purchase consideration			270,507,683

Non-controlling interest			3,331,980

Goodwill			$10,132,913

Note 6. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The pro forma adjustments were based on the preliminary information available at the time of the preparation of the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the separate historical unaudited financial statements of Odyssey, AOM, OML, and CIC Limited included elsewhere in this proxy statement/prospectus.

Explanations of the adjustments to the pro forma balance sheet as are follows:

Adjustments Related to the Additional Financing

6(a)

Represents cash received of $76.5 million from the AOM Bridge Financing and $156.4 million from the AOM PIPE Financing net of $42.2 million paid for the CIC Limited and CIC LLC debt securities and $5.2 million for the CIC Limited equity securities.

6(b)	Represents $17.2 million investment in CIC Limited debt securities, $25.0 million investment in CIC LLC debt securities and $45.2 million fair value adjustment for the CIC Limited options.

6(c)	Represents $110.1 million and $156.4 million of additional paid-in-capital recognized as a result of the conversion of the AOM Bridge Financing and AOM PIPE Financing.

6(d)	Represents $33.6 million loss on extinguishment upon the conversion of the AOM Bridge Financing.

6(e)	Represents $5.3 million investment in equity securities in CIC Limited consisting of warrants to purchase CIC Limited class A common stock.

Transaction Accounting Adjustments

6(f)	Represents $5,650 elimination of cash and cash equivalents as a result of the ORM distribution.

6(g)	Represents $17 elimination of accounts and other related party receivables as a result of the ORM distribution.

6(h)	Represents $163,275 elimination of intercompany related party receivables between Odyssey and OML.

6(i)	Represents $3.4 million elimination of non-current other related party receivables between Odyssey and OML.

6(j)

Represents $64.5 million equity method investment in CIC Limited obtained through the exercise of warrants to purchase CIC Limited class A common stock and the CIC Equity Exchange Agreement, $4.5 million elimination of Odyssey’s historical investment in OML and $984,113 elimination of Odyssey’s historical investment in Phosagmex.

To record adjustments to investment in unconsolidated entities	Year Ended December 31, 2025
Record fair value of equity method investment in CIC Limited	$64,590,928
Elimination of Odyssey’s historical investment in OML	(4,536,912)
Elimination of Odyssey’s historical investment in Phosagmex	984,113

Total adjustment to investment in unconsolidated entities	$61,038,129

6(k)	Represents $1.8 million recognition of a favorable leasehold asset with an indefinite life.

Year Ended December 31, 2025
Elimination of OML’s historical net book value of right-of-use assets	(3,868,823)
Preliminary remeasurement of acquired operating lease assets	5,691,596

Net pro forma transaction accounting adjustment to operating lease ROU assets, net	$1,822,773

Year Ended December 31, 2025
Elimination of OML’s historical net book value of current operating lease liabilities	273,392
Preliminary remeasurement of acquired current operating lease liabilities	(273,392)

Net pro forma transaction accounting adjustment to current operating lease liabilities	$—

Year Ended December 31, 2025
Elimination of OML’s historical net book value of non-current operating lease liabilities	3,558,204
Preliminary remeasurement of acquired non-current operating lease liabilities	(3,558,204)

Net pro forma transaction accounting adjustment to non-current operating lease liabilities	$—

6(l)	Represents $2.9 million adjustment to record the preliminary fair value of the Bismark exploration license with an indefinite life.

6(m)	Represents $3.5 million adjustment to record the preliminary fair value of Odyssey’s Prospect Database with a 10-year useful life.

6(n)	Represents $140.1 million adjustment to record the preliminary fair value of other intangible assets with an indefinite life.

6(o)	Represents the preliminary fair value and resulting adjustment to property and equipment, net. The preliminary amounts assigned to net property and estimated average useful lives are as follows:

	Preliminary Fair Value	Estimated Useful Life (in years)
Vessel	$7,175,252	22
Exploration Equipment	4,401,426	8
Computer and Office Equipment	46,707	3
Furniture and Fixtures	12,733	4
Leasehold Improvements	102,712	12
Vehicles	26,979	5

Total fair value of OML net property	$11,765,809

Less: Historical net property	7,861,729

Total pro forma adjustment	$3,904,080

6(p)

Represents $700,000 paid to obtain D&O insurance obtained as part of the transaction, $35.5 million paid for the OML legacy indebtedness and unit purchase agreement, and $432 paid to exercise the CIC Limited warrants.

6(q)	Represents $700,000 of D&O insurance obtained as part of the transaction.

6(r)	Represents $49,863 elimination of intercompany related party payables between Odyssey and OML.

6(s)

To record a preliminary estimate of goodwill arising from the excess of the estimated purchase consideration over the fair value of assets acquired and liabilities assumed, as described in Note 5 Preliminary Purchase Consideration Allocation.

6(t)	Represents $7.8 million elimination in connection with the Exploration license fees as a result of the ORM distribution, and $5.0 million recognition related to accrued transaction costs.

6(u)

Represents $9.8 million elimination of the Transocean term loan which was assumed by AOM in March 2026, and subsequently converted into equity units in OML, and $420,000 elimination of current portion of loan payable between Odyssey and OML.

6(v)	Represents $3.0 million elimination of long term portion of loan payable between Odyssey and OML.

6(w)	Represents $8.8 million adjustment to record preliminary fair value of the warrant liabilities.

6(x)

Represents $63.3 elimination of the litigation financing-liability, which was transferred in connection with the ORM Distribution prior to the Merger and therefore was not assumed by the combined company.

6(y)

Represents $28.0 million and $40,131 adjustment to record the remeasurement of OML’s and Odyssey’s deferred tax liability in Cook Islands and Papua New Guinea, respectively. This tax effect reflects the removal of a historical valuation allowance and deferred tax effects at the statutory rate in these jurisdictions. Operations in all other jurisdictions continue to have a full valuation allowance.

6(z)	Represents $37.9 million elimination of historical Odyssey non-controlling interest, and $3.3 million adjustment to record the fair value non-controlling interest in OML.

6(aa)	Represents the $5.0 million elimination of the Member Capital - Contingently redeemable balance as a result of acquiring OML.

6(bb)	The pro forma adjustments to common stock noted above include:

To record the following adjustments to common stock:	Year Ended December 31, 2025
Elimination of Odyssey’s common stock	$(5,577)
Elimination of OML’s member’s equity	(29,423,275)
Elimination of AOM’s common stock	(200)
Record common stock par value post reverse stock split	3,687

Total adjustment to common stock	$(29,425,365)

6(cc)	The pro forma adjustments to additional paid-in capital noted above include:

To record the following adjustments to additional paid-in capital	Year Ended December 31, 2025
Elimination of Odyssey’s additional paid-in capital	$(285,869,928)
Record impact of equity method investment in CIC Limited	45,731,708
Reclassify additional paid-in-capital from CIC Limited to Goodwill	(45,731,708)
Record consideration for Odyssey and OML	157,160,281
Record adjustment to additional paid-in capital for common stock par value post reverse stock split	(3,487)

Total adjustment to additional paid-in capital	$(128,713,134)

6(dd)	The pro forma adjustments to accumulated deficit above include:

To record adjustments to accumulated deficit	Year Ended December 31, 2025
Elimination of Odyssey’s accumulated deficit	$323,524,208
Elimination of OML’s accumulated deficit	32,674,903
Record impact of equity method investment in CIC Limited	18,858,789
Record gain on remeasurement of investment in OML	2,398,032
Record effect of the ORM Distribution, recorded through accumulated deficit	34,169,373

Total adjustment to accumulated deficit	$411,625,305

Note 7. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments were based on the preliminary information available at the time of the preparation of the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the separate historical unaudited financial statements of Odyssey, AOM, OML, and CIC Limited included elsewhere in this proxy statement/prospectus.

Explanations of the adjustments to the pro forma statement of operations as are follows:

Adjustments related to the Additional Financing

7(a)	Represents $2.8 million in interest income from the CIC Limited and CIC LLC debt securities.

7(b)	Represents $33.6 million loss on extinguishment from the AOM Bridge Financing.

Transaction Accounting Adjustments

7(c)	Represents $353,719 elimination of intercompany revenue between Odyssey and OML.

7(d)

Represents $149,675 adjustment to depreciation expense, $350,000 adjustment to record amortization expense of the Prospect Database with a 10-year useful life, $182,277 adjustment to record amortization expense of the favorable leasehold asset with a 10-year useful life, $91,219 elimination of intercompany expenses between Odyssey and OML, $116,667 adjustment to record amortization of the D&O insurance over a 6 year coverage period, and $274,333 elimination of marketing, general and administrative expenses incurred by ORM, which are to be removed as part of the ORM Disposition and no longer reflective of the ongoing operations of the combined company.

7(e)	Represents $153,687 elimination of operations and research expenses incurred by ORM.

7(f)	Represents $16.9 million adjustment to record one-time transaction costs directly attributable to the Merger.

7(g)

Represents $928,494 elimination of interest expense on the Transocean term loan which was assumed by AOM in March 2026, and subsequently converted into equity units in OML, and $507,961 elimination of intercompany interest expense between Odyssey and OML.

7(h)

Represents the $6.3 million loss from the CIC Limited equity method investment, net of the $436,637 elimination of historical loss on equity method investment from OML, and $1.1 million elimination of equity method losses attributable to Phosagmex, which was an equity method investment previously held by Odyssey.

7(i)	Represents $18.9 million gain on remeasurement from the CIC Limited equity method investment and a $2.4 million gain from the remeasurement of the OML investment.

7(j)

Represents $6.3 million elimination of the change in derivative liabilities fair value associated with the Phosagmex litigation financing liability, which is transferred and no longer held by the combined company as a result of the ORM distribution.

7(k)

Represents $1.2 million elimination of other expenses incurred by ORM, which are to be removed as part of the ORM Disposition and no longer reflective of the ongoing operations of the combined company.

7(l)	Represents $75,938 adjustment to record the net income attributable to non-controlling interest.

7(m)	Assumes a 1-25 reverse stock split immediately prior to the Merger.

7(n)	Represents the incremental depreciation expense related to the fair value step-up in property and equipment, net acquired and an increase in estimated useful life as described in Note 6(o).

			Pro Forma Depreciation Expense
	Preliminary Fair Value	Estimated Useful Life (in years)	Year Ended December 31, 2025
Vessel	$7,175,252	22	$329,197
Exploration equipment	4,401,426	8	579,314
Computer and Office Equipment	46,707	3	15,565
Furniture and Fixtures	12,733	4	2,994
Leasehold Improvements	102,712	12	8,859
Vehicles	26,979	5	5,651

Total	$11,765,809		$941,580
Less: Historical depreciation expense			1,091,255

Total pro forma adjustment for depreciation			$(149,675)

Note 8. Net Loss per Share

Net loss per share was calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Merger, assuming the shares were outstanding since January 1, 2025. As the Merger is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Merger have been outstanding for the entirety of all periods presented.

The unaudited pro forma condensed combined financial information has been prepared to present the Merger Shares for the year ended December 31, 2025:

(Assuming a 1-25 reverse stock split)
Numerator:
Pro forma net loss	$(72,420,432)
Denominator:
Weighted average shares outstanding – basic and diluted	35,985,244
Net loss per share:

Pro forma net loss per share – basic and diluted	$(2.01)

RISK FACTORS

In addition to the other information included and incorporated by reference into this proxy statement/prospectus, including, among others, the matters addressed in “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider the following risk factors before deciding whether to vote for the Odyssey Proposals described in this proxy statement/prospectus. In addition, you should read and consider the risks associated with each of the businesses of Odyssey, AOM, CIC, and OML because these risks will relate to the combined company following the completion of the Merger. Descriptions of some of these risks can be found in Odyssey’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as such risks may be updated or supplemented in Odyssey’s subsequently filed reports under the Exchange Act, which are incorporated by reference into this proxy statement/prospectus. You should also consider the other information in this document and the other documents incorporated by reference into this document. See “Where You Can Find More Information.”

Risks Related to the Merger

The Exchange Ratio will not be adjusted in the event of any change in Odyssey’s stock price.

The Exchange Ratio is fixed and will not be adjusted as a result of fluctuations in the market trading price of Odyssey Common Stock. However, the Exchange Ratio is subject to proportionate adjustment in the event of any stock split, reverse stock split, stock dividend, reclassification or similar change in the outstanding shares of Odyssey Common Stock occurring between the date of the Merger Agreement and the completion of the Merger. Upon completion of the Merger, the outstanding shares of AOM Common Stock (other than treasury shares currently held by AOM and dissenting shares) will be converted into the right to receive an aggregate of approximately 52.9% of shares of Odyssey Common Stock. Therefore, the value of the Merger Shares will depend upon the market price of the Odyssey Common Stock at the Closing.

The market price of the Odyssey Common Stock has fluctuated in the past and also since the date of the announcement of the Merger Agreement and may continue to fluctuate from the date of this proxy statement/prospectus to the date of the Odyssey Special Meeting, the Closing, and thereafter. The market value of the Merger Shares to be issued at the Closing will not be known at the time of the Odyssey Special Meeting. Therefore, current and historical market prices of Odyssey Common Stock may not reflect the value that AOM Stockholders will receive in the Merger, and the current stock price quotations for Odyssey Common Stock may not provide meaningful information to Odyssey Stockholders in determining whether to approve the Odyssey Proposals or to Current AOM Stockholders in determining whether to approve the Merger Agreement and the transactions contemplated thereby. Odyssey Common Stock is traded on The Nasdaq Capital Market under the symbol “OMEX.”

Changes in the market price of Odyssey Common Stock may result from a variety of factors that are beyond the control of Odyssey or AOM, including changes in their businesses, operations and prospects, regulatory considerations, governmental actions, and legal proceedings and developments. You are urged to obtain up-to-date prices for Odyssey Common Stock.

Failure to complete the Merger could adversely affect the stock price and the future business and financial results of Odyssey.

The parties’ respective obligations to complete the Merger are subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement. There can be no assurance that the conditions to completion of the Merger will be satisfied or waived or that the Merger will be completed. If the Merger is not consummated for any reason, the ongoing businesses of Odyssey, AOM, CIC, and OML may be materially and adversely affected and, without realizing any of the benefits of having completed the Merger, Odyssey and AOM would be subject to a number of risks, including the following:

•	Odyssey and AOM may experience negative reactions from the financial markets, including adverse effects on the trading price of Odyssey Common Stock, which could affect Odyssey’s ability to secure sufficient financing in the future on attractive terms (or at all) as a standalone company, and from their respective customers, vendors, regulators and employees;

•	Odyssey may be required to pay AOM a termination fee of $2.2 million if Odyssey fails to consummate the Merger under specified circumstances;

•	Odyssey and AOM will be required to pay certain expenses incurred in connection with the Merger, whether or not the Merger is completed;

•

the Merger Agreement places certain restrictions on the operation of each of Odyssey’s and AOM’s respective businesses prior to the Closing, and such restrictions, the waiver of which is subject to the consent of the other parties, may prevent Odyssey or AOM, as applicable, from making certain acquisitions, taking certain other specified actions, or otherwise pursuing business opportunities during the pendency of the Merger that Odyssey or AOM would have made, taken, or pursued if these restrictions were not in place; and

•

matters relating to the Merger (including integration planning) will require substantial commitments of time and resources by Odyssey and AOM management and the expenditure of significant funds in the form of fees and expenses, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to either Odyssey or AOM as an independent company.

In addition, each of Odyssey and AOM could be subject to litigation related to any failure to complete the Merger or related to any proceeding to specifically enforce Odyssey’s and AOM’s obligations under the Merger Agreement. If any of these risks materialize, they may materially and adversely affect Odyssey’s and AOM’s business, financial condition, financial results, and stock prices. For a description of the circumstances under which a termination fee is payable, please see the section entitled “The Merger Agreement—Odyssey Termination Payment.”

The parties may not realize the anticipated benefits and cost savings of the Merger.

Although Odyssey and AOM will continue to operate independently until the completion of the Merger, the success of the Merger will depend, in part, on Odyssey’s and AOM’s ability to realize the anticipated benefits and cost savings from combining Odyssey’s and AOM’s businesses. The parties’ ability to realize these anticipated benefits and cost savings is subject to certain risks, including, among others:

•	the parties’ ability to successfully combine their respective businesses;

•	the risk that the combined businesses will not perform as expected;

•

the extent to which the parties will be able to realize the expected synergies, which include realizing potential savings from re-assessing priority assets and aligning investments, eliminating duplication and redundancy, adopting an optimized operating model between both companies and leveraging scale, and creating value resulting from the combination of Odyssey’s and AOM’s businesses;

•	the possibility that the aggregate consideration being paid for AOM is greater than the value Odyssey will derive from the Merger;

•	the reduction of cash available for operations and other uses;

•	the assumption of known and unknown liabilities of AOM; and

•	the possibility of costly litigation challenging the Merger.

If Odyssey and AOM are not able to successfully integrate their businesses within the anticipated time frame, or at all, the anticipated cost savings, synergies operational efficiencies and other benefits of the Merger may not be realized fully or may take longer to realize than expected, and the combined company may not perform as expected.

Integrating Odyssey’s and AOM’s businesses may be more difficult, time-consuming, or costly than expected.

Odyssey and AOM have operated and, until completion of the Merger will continue to operate, independently, and there can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key employees, the disruption of either company’s or both companies’ ongoing businesses or unexpected integration issues, such as higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, issues that must be addressed in integrating the operations of Odyssey and AOM to realize the anticipated benefits of the Merger so the combined business performs as expected include, among others:

•	combining the companies’ separate operational, financial, reporting, and corporate functions;

•	integrating the companies’ technologies and services;

•	identifying and eliminating redundant and underperforming operations and assets;

•	harmonizing the companies’ operating practices, employee development, compensation and benefit programs, internal controls and other policies, procedures and processes;

•	addressing possible differences in corporate cultures and management philosophies;

•	maintaining employee morale and retaining key management and other employees;

•	attracting and recruiting prospective employees;

•	consolidating the companies’ corporate, administrative, and information technology infrastructure;

•	managing the movement of certain businesses and positions to different locations;

•	coordinating geographically dispersed organizations; and

•	effecting potential actions that may be required in connection with obtaining regulatory approvals.

In addition, at times, the attention of certain members of each company’s management and each company’s resources may be focused on completion of the Merger and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and, consequently, the business of the combined company.

Odyssey and AOM will be subject to business uncertainties and contractual restrictions while the Merger is pending.

Uncertainty about the effect of the Merger on employees and others may have an adverse effect on Odyssey or AOM and consequently on the combined company after the Closing. These uncertainties may impair Odyssey’s and AOM’s ability to retain and motivate key personnel and could cause and others that deal with Odyssey and AOM, as applicable, to defer or decline entering into contracts with Odyssey or AOM, as applicable, or making other decisions concerning Odyssey or AOM, as applicable, or seek to change existing business relationships with Odyssey or AOM, as applicable. In addition, if key employees depart because of uncertainty about their future roles and the potential complexities of the Merger, Odyssey’s and AOM’s businesses could be harmed. Furthermore, the Merger Agreement places certain restrictions on the operation of Odyssey’s and AOM’s businesses prior to the Closing, which may delay or prevent Odyssey and AOM from undertaking certain actions or business opportunities that may arise prior to the consummation of the Merger. Please see the section entitled “The Merger Agreement—Covenants of the Parties” for a description of the restrictive covenants applicable to Odyssey and AOM.

Third parties may terminate or alter existing contracts or relationships with Odyssey or AOM.

Each of Odyssey and AOM may have contracts with vendors and other business partners that may require Odyssey or AOM, as applicable, to obtain consents from these other parties in connection with the Merger. If these consents cannot be obtained, the counterparties to these contracts and other third parties with which Odyssey and/or AOM currently have relationships may have the ability to terminate, reduce the scope of, or otherwise materially adversely alter their relationships with either party in anticipation of the Merger, or with the combined company following the Merger. The pursuit of such rights may result in Odyssey and AOM incurring liabilities in connection with a breach of such agreements or losing rights that are material to their businesses. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the Merger. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the Merger or the termination of the Merger.

The Merger is subject to a number of closing conditions and, if these conditions are not satisfied, the Merger Agreement may be terminated in accordance with its terms and the Merger may not be completed. In addition, the parties have the right to terminate the Merger Agreement under other specified circumstances, in which case the Merger would not be completed.

The Merger is subject to a number of closing conditions and, if these conditions are not satisfied or waived (to the extent permitted by law), the Merger will not be completed.

These conditions include, among others: (a) the absence of certain legal impediments, (b) effectiveness of the registration statement on Form S-4 relating to the Merger, (c) obtaining the Odyssey Stockholder Approval, (d) the approval of the Merger Agreement and the Merger by Current AOM Stockholders and (e) the approval of the listing of the Merger Shares on Nasdaq. In addition, each party’s obligation to complete the Merger is subject to the accuracy of the other parties’ representations and warranties in the Merger Agreement, and the other parties’ compliance, in all material respects, with their respective covenants and agreements in the Merger Agreement.

The conditions to the Closing may not be fulfilled and, accordingly, the Merger may not be completed. In addition, if the Merger is not consummated by October 8, 2026 (subject to extension by either Odyssey or AOM in certain circumstances, including an initial extension of two months and a further extension of 30 days if the extending party determines in good faith that the remaining closing conditions are capable of being satisfied), any party may choose not to proceed with the Merger. Moreover, the parties can mutually decide to terminate the Merger Agreement at any time prior to the consummation of the Merger, before or after receipt of the Odyssey Stockholder Approval and the approval of the Merger Agreement and the Merger by Current AOM Stockholders, and each party may elect to terminate the Merger Agreement in certain other circumstances, as described in the section entitled “The Merger Agreement—Termination of the Merger Agreement.” If the Merger Agreement is terminated, Odyssey or AOM, as applicable, may incur substantial fees and expenses in connection with termination of such Agreement, and neither of them will realize the anticipated benefits of the Merger. For a description of the circumstances under which a termination fee is payable, please see the section entitled “The Merger Agreement—Odyssey Termination Payment.”

Odyssey or AOM may waive one or more of the closing conditions to the Merger without re-soliciting stockholder approval.

Each of Odyssey and AOM has the right to waive certain of the closing conditions to the Merger. Any such waiver may not require re-solicitation of stockholders, in which case stockholders of Odyssey and stockholders of AOM will not have the chance to change their votes as a result of any such waiver, and Odyssey and AOM will have the ability to complete the Merger without seeking further stockholder approval. Any determination whether to waive any condition to the Merger, whether stockholder approval would be re-solicited as a result of any such waiver, or whether this proxy statement/prospectus would be amended as a result of any waiver will be made Odyssey or AOM, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time, and any such waiver could have an adverse effect on the combined company.

Both Odyssey’s stockholders and AOM’s stockholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over management.

Following completion of the Merger, current Odyssey Stockholders and Current AOM Stockholders will own 6.7% and 52.9%, respectively, of the combined company. Consequently, Odyssey Stockholders, as a group, and Current AOM Stockholders, as a group, will each have reduced ownership and voting power in the combined company compared to their current ownership and voting power in Odyssey and AOM, respectively. In particular, upon consummation of the Merger, Odyssey Stockholders, as a group, will have less than a majority of the ownership and voting power of Odyssey. In addition, Current AOM Stockholders, as a group, and Odyssey Stockholders, as a group, will be able to exercise less collective influence over the management and policies of Odyssey than they currently exercise over the management and policies of their respective companies.

The Merger Agreement limits Odyssey’s and AOM’s ability to pursue alternatives to the Merger.

The Merger Agreement contains provisions that make it more difficult for Odyssey and AOM to enter into alternative transactions. The Merger Agreement contains certain provisions that restrict Odyssey’s and AOM’s ability to solicit or facilitate proposals from third parties with respect to transactions involving the financing or sale of Odyssey or AOM, as applicable, or provide non-public information to, or otherwise participate or engage in discussions or negotiations with, third parties or take certain other actions that would reasonably be expected to lead to a third-party acquisition proposal. Further, there are only limited exceptions to Odyssey’s agreement that its board of directors will not change its recommendation in favor of the Odyssey Proposals. However, at any time prior to the receipt of the Odyssey Stockholder Approval, in response to an unsolicited superior proposal made by a third party, the Odyssey Board may make an adverse recommendation change, and terminate the Merger Agreement to enter into an alternative acquisition agreement, if it concludes in good faith, after consultation with their outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties. Please see the section entitled “The Merger Agreement—Non-Solicitation.”

In addition, contemporaneously with the execution of the Merger Agreement, Key AOM Stockholders who, in the aggregate, beneficially own a majority of AOM’s outstanding common stock entered into a support agreement pursuant to which each such stockholder agreed to vote all of its shares of AOM Common Stock in favor of, and to support the consummation of, the Merger and the other transactions contemplated by the Merger Agreement. As a result, the Requisite AOM Approval is expected to be obtained by written consent in lieu of a meeting promptly following the effectiveness of this registration statement, without the need for a separate AOM Stockholder meeting. Please see the section entitled “Certain Agreements Related to the Merger—AOM Support Agreement.”

As described above, Odyssey may be required to pay a termination fee of $2.2 million to AOM if the Merger is not consummated under specified circumstances. Please see the section entitled “The Merger Agreement—Odyssey Termination Payment,” including as described above, for a description of the circumstances under which such a termination fee is payable. Upon obtaining the Odyssey Stockholder Approval, Odyssey’s right to terminate the Merger Agreement in response to a superior proposal will cease.

Although Odyssey believes these provisions are reasonable and customary and that the Merger Agreement preserves Odyssey’s ability, in certain circumstances described below, to respond to unsolicited superior proposals, these provisions might discourage a third party that may be interested in acquiring all or a significant part of Odyssey from considering or proposing such an acquisition, even if such third party were prepared to offer consideration with a higher per-share value than the currently proposed Merger consideration or to enter into an agreement on terms more favorable to Odyssey Stockholders. In addition, Key AOM Stockholders who, in the aggregate, beneficially own a majority of AOM Common Stock have entered into a support agreement obligating them to vote in favor of the Merger. Because the Requisite AOM Approval is expected to be obtained by written consent in lieu of a meeting promptly following the effectiveness of this Registration Statement, the likelihood that Current AOM Stockholders could consider, pursue or approve an alternative transaction is significantly reduced.

The Financial Projections considered by Odyssey and Moelis may not be realized, which may adversely affect the market price of Odyssey Common Stock following the completion of the Merger.

Odyssey and, at Odyssey’s direction in connection with its opinion related to the Merger, Moelis, relied on, among other things, certain information, including the Financial Projections. Please see the section entitled “The Merger—Summary of Certain Unaudited Financial Information.” The Financial Projections were prepared by, or at the direction of, the respective managements the companies identified therein. None of these projections or forecasts were prepared with a view towards public disclosure or compliance with the published guidelines of the SEC, U.S. generally accepted accounting principles (“GAAP”) or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. These projections and forecasts are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them. These projections and forecasts are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Odyssey. There can be no assurance that such companies’ respective financial condition, cash flows, or results of operations will be consistent with those set forth in such projections and forecasts, which could have an effect on the market price of Odyssey Common Stock or the financial condition of the combined company following the Merger.

Executive officers and directors of Odyssey and AOM may have interests in the Merger that are different from, or in addition to, the rights of their respective stockholders.

Executive officers of Odyssey, at the direction of the Special Transaction Committee, and AOM negotiated the terms of the Merger Agreement and the Special Transaction Committee, the Odyssey Board and the AOM board of directors each approved the Merger Agreement and the Merger. Following the unanimous recommendation of the Special Transaction Committee, the Odyssey Board recommends that Odyssey Stockholders vote in favor of the Odyssey Proposals at the Odyssey Special Meeting. These executive officers and directors may have interests in the Merger that are different from, or in addition to, the Odyssey Stockholders or AOM Stockholders. These interests include the continued employment of certain executive officers of AOM as executive officers of Odyssey following the Merger, the continued service of certain directors of Odyssey and AOM as directors of Odyssey following the Merger, the indemnification of Odyssey and AOM executive officers and directors by Odyssey. Odyssey Stockholders should be aware of these interests when they consider the Odyssey Board’s recommendation that Odyssey Stockholders vote in favor of the Odyssey Proposals. For a description of the interests of Odyssey’s executive officer and directors in the Merger, please see the section entitled “The Merger—Interests of Odyssey’s Directors and Officers in the Merger.” For a description of the interests of AOM’s executive officers and directors in the Merger, please see the section entitled “The Merger—Interests of AOM’s Directors and Officers in the Merger.”

Odyssey, AOM and, subsequently, the combined company may have difficulty attracting, motivating, and retaining executives and other key employees in light of the proposed Merger.

The combined company’s success after the Merger will depend in part on its ability to retain key executives and other employees. Uncertainty about the effect of the Merger on Odyssey’s and AOM’s employees may have an adverse effect on each company separately and consequently, and the combined business. This uncertainty may impair the combined company’s ability to attract, retain, and motivate key personnel. Employee retention may be particularly challenging during the pendency of the Merger, as Odyssey’s and AOM’s employees may experience uncertainty about their future roles in the combined business. Additionally, AOM’s officers and employees hold AOM Common Stock, and, if the Merger is completed, these officers and employees will be entitled to the Odyssey Common Stock in respect of such shares.

Furthermore, if any of Odyssey or AOM’s key employees depart or are at risk of departing, including because of issues relating to the uncertainty and difficulty of integration, financial security, or a desire not to become employees of the combined business, Odyssey or AOM, as applicable, may have to incur significant costs in retaining such individuals or in identifying, hiring, and retaining replacements for departing employees and may lose significant expertise and talent, and the combined company’s ability to realize the anticipated benefits of the Merger may be materially and adversely affected. No assurance can be given that the combined company will be able to attract or retain key employees to the same extent that Odyssey or AOM has been able to attract or retain employees in the past.

Odyssey and AOM will incur significant transaction and Merger-related transition costs in connection with the Merger.

Odyssey and AOM expect that they will incur significant, non-recurring costs in connection with consummating the Merger and integrating the operations of the two companies post-Closing. Odyssey and/or AOM may incur additional costs to retain key employees. Odyssey and/or AOM will also incur significant fees and expenses relating to financing arrangements and legal services (including any costs that would be incurred in defending against any potential class action lawsuits and derivative lawsuits in connection with the Merger if any such proceedings are brought), accounting, and other fees and costs associated with consummating the Merger. Some of these costs are payable regardless of whether the Merger is completed. In addition, Odyssey may be required to pay a termination fee of $2.2 million if the Merger Agreement is terminated under specified circumstances described in this proxy statement/prospectus. Though Odyssey and AOM continue to assess the magnitude of these costs, additional unanticipated costs may be incurred in the Merger and the integration of the businesses of Odyssey and AOM.

The unaudited pro forma financial information included in this proxy statement/prospectus is preliminary, and the combined company’s actual financial position or results of operations after the Merger may differ materially.

The unaudited pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the Merger been completed on the dates indicated. The unaudited pro forma financial information reflects adjustments, which are based upon estimates, to allocate the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed, based on their estimated acquisition-date fair values. The purchase price allocation reflected in this document is preliminary, and a final determination of the fair value of assets acquired and liabilities assumed will be based on the actual net tangible and intangible assets and liabilities of Odyssey, CIC, and OML that existed as of the date of the completion of the Merger. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma information reflected in this proxy statement/prospectus. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

The opinion of the Special Transaction Committee’s Financial Advisor will not be updated to reflect changes in circumstances between the signing of the Merger Agreement on April 8, 2026, and the completion of the Merger.

Odyssey has not obtained an updated opinion from Moelis as of the date of this proxy statement/prospectus, and Odyssey does not anticipate asking Moelis to update its opinion. Changes in the operations and prospects of Odyssey, general market and economic conditions, and other factors that may be beyond the control of Odyssey, and on which Moelis’s opinion was based in part, may significantly alter the prices of the shares of Odyssey Common Stock by the Closing Date. The opinion does not speak as of the time the Merger will be completed or as of any date other than the date of such opinion. Because Moelis will not be updating its opinion, which was issued in connection with the signing of the Merger Agreement on April 8, 2026, the opinion will not address the fairness of the Exchange Ratio, from a financial point of view, to Odyssey at the date of the Closing. The Odyssey Board’s recommendation that Odyssey Stockholders vote “FOR” the Odyssey Proposals, however, is made as of the date of this proxy statement/prospectus. For a description of the opinion that Odyssey received from Moelis, please see the section entitled “The Merger—Opinion of the Financial Advisor to the Special Transaction Committee.”

Odyssey and AOM may be the target of securities class action and stockholder lawsuits that could result in substantial costs and may delay or prevent the Merger from being completed.

Securities class action lawsuits and stockholder lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative effect on Odyssey’s or AOM’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Merger, then that injunction may delay or prevent the Merger from being completed, which may adversely affect Odyssey’s or AOM’s stockholders or, if the Merger is completed but delayed, the combined company’s business, financial position, and results of operations. As of the date of this proxy statement/prospectus, no such lawsuits have been filed in connection with the Merger and the parties cannot predict whether any will be filed.

The lack of a public market for AOM Common Stock makes it difficult to determine the fair market value of the AOM Common Stock, and AOM Stockholders may receive consideration in the Merger that is less than the fair market value of the AOM Common Stock and/or Odyssey may pay more than the fair market value of the AOM Common Stock.

AOM is privately held, and its capital stock is not traded in any public market. The lack of a public market makes it extremely difficult to determine AOM’s fair market value. Because the percentage of Odyssey’s equity to be issued to AOM Stockholders was determined based on negotiations between the parties, it is possible that the value of the Odyssey Common Stock to be received by AOM Stockholders will be less than the fair market value of AOM, or Odyssey may pay more than the aggregate fair market value for AOM.

Risks Relating to the Combined Company After Completion of the Merger

The combined company will be subject to the risks that each of Odyssey and AOM faces.

Following completion of the Merger, the combined company will be subject to numerous risks and uncertainties, including the risks faced by each of AOM and Odyssey, which (in the case of risks faced by Odyssey) are described in the documents that Odyssey has filed with the SEC, including the Annual Report on Form 10-K for the fiscal year ended December 31, 2025, of Odyssey filed with the SEC on March 31, 2026, as updated by Quarterly Reports on Form 10-Q of Odyssey and future filings after the date of this proxy statement/prospectus with the SEC by Odyssey, and in the sections of this proxy statement/prospectus entitled “Risk Factors—Risks Related to AOM.” If any such risks actually occur, the business, financial condition, results of operations, or cash flows of the combined company could be materially adversely affected.

The market price for shares of Odyssey Common Stock may decline as a result of the Merger.

The market value of Odyssey Common Stock at the time of consummation of the Merger may vary significantly from the price of Odyssey Common Stock on the date the Merger Agreement was executed, the date of this proxy statement/prospectus, and the date of the Odyssey Special Meeting. Following consummation of the Merger, the market price of Odyssey Common Stock may decline if, among other things, the costs related to the Merger are greater than expected, or if the financing related to the Merger is on unfavorable terms. The market price also may decline if Odyssey does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the Merger on Odyssey’s financial position, results of operations, or cash flows is not consistent with the expectations of financial or industry analysts.

In addition, sales of Odyssey Common Stock by Odyssey’s stockholders after the completion of the Merger may cause the market price of Odyssey Common Stock to decrease. Based upon the number of shares of Odyssey Common Stock outstanding as of May 7, 2026, the latest practicable date before the date of this proxy statement/prospectus, approximately 860 million shares of Odyssey Common Stock, subject to reduction for any Reverse Stock Split, are expected to be issued and outstanding immediately after the Closing. Many AOM Stockholders may decide not to hold the shares of Odyssey Common Stock that they receive in the Merger. Other Odyssey Stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of Odyssey Common Stock that they receive in the Merger. Such sales of Odyssey Common Stock could have the effect of depressing the market price for Odyssey Common Stock and may take place promptly following the Closing. Any of these events may make it more difficult for Odyssey to sell equity or equity-related securities, dilute your ownership interest in Odyssey, and have an adverse effect on the price of Odyssey Common Stock.

Odyssey does not expect to declare any cash dividends in the foreseeable future.

After the completion of the Merger, Odyssey does not anticipate declaring any cash dividends to holders of Odyssey Common Stock in the foreseeable future. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Provisions of Nevada law or the current Odyssey Charter could delay or prevent an acquisition of Odyssey, even if the acquisition would be beneficial to its stockholders, and could make it more difficult for stockholders to change Odyssey’s management.

The current Odyssey Charter contains provisions that may discourage an unsolicited takeover proposal that stockholders may consider to be in their best interests. Odyssey is also subject to anti-takeover provisions under Nevada law, which could delay or prevent a change of control. In the event the Merger is not approved and the current Odyssey Charter remains in effect, these provisions together may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. These provisions include: limitations on the ability to engage in any “combination” with an “interested stockholder” (each, as defined in the NRS) for two years from the date the person first becomes an “interested stockholder”; being subject to Sections 78.378 to 78.3793 of the NRS and allowing an “acquiring person” to obtain voting rights in “control shares” without stockholder approval; the ability of the Odyssey Board to issue shares of currently undesignated and unissued preferred stock without prior stockholder approval; limitations on the ability of stockholders to call annual meetings; and the ability of the Odyssey Board to amend the Odyssey Bylaws without stockholder approval. For more information, please see the section entitled “Description of Odyssey’s Securities.”

Following the Merger, the combined company may be unable to integrate successfully the businesses of Odyssey and AOM and realize the anticipated benefits of the Merger.

The Merger involves the combination of two companies that currently operate as independent companies. Following the Merger, the combined company will be required to devote significant management attention and resources to integrating its business practices and operations. The combined company may fail to realize some or all of the anticipated benefits of the Merger if the integration process takes longer than expected or is more costly than expected. Potential difficulties the combined company may encounter in the integration process include the following:

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the inability to successfully combine the businesses of Odyssey and AOM in a manner that permits the combined company to achieve the anticipated benefits from the Merger, which would result in the anticipated benefits of the Merger not being realized partly or wholly in the time frame currently anticipated or at all;

•	creation of uniform standards, controls, procedures, policies, and information systems; and

•	potential unknown liabilities and unforeseen increased expenses, delays, or regulatory conditions associated with the Merger.

In addition, Odyssey and AOM have operated and, until the completion of the Merger, will continue to operate, independently. It is possible that the integration process also could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures, and policies, any of which could adversely affect the combined company’s ability to maintain its business relationships or the ability to achieve the anticipated benefits of the Merger, or could otherwise adversely affect the business and financial results of the combined company.

If the combined company fails to attract and retain management and other key personnel, it may be unable to implement its business plan.

The combined company’s ability to compete in the subsea minerals industry depends on its ability to attract and retain highly qualified managerial, scientific, and other personnel. The combined company will be highly dependent upon its management and scientific personnel. The loss of the services of any of these individuals could impede, delay, or prevent the successful development of the combined company’s ability to implement successfully its business plan. If the combined company loses the services of any of these individuals, it might not be able to find suitable replacements on a timely basis or at all, and its business could be harmed as a result. The combined company might not be able to attract or retain qualified management and other key personnel in the future.

The combined company will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies.

The combined company will incur significant legal, accounting, and other expenses as a public company that AOM did not incur as a private company, including costs associated with public company reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The combined company’s management team will consist of the executive officers of AOM prior to the Merger, some of whom have not previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise related to public company reporting requirements and compliance with applicable laws and regulations to ensure that the combined company complies with all these requirements. Any changes the combined company makes to comply with these obligations may not be sufficient to allow it to satisfy its obligations as a public company on a timely basis, or at all. These reporting requirements, rules, and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for the combined company to attract and retain qualified persons to serve on the board of directors or on board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

The combined company intends to take advantage of exemptions available to smaller reporting companies, which could make its securities less attractive to certain investors.

Odyssey and AOM expect the combined company will qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act, immediately following the Merger. As a smaller reporting company, the combined company will be permitted to take advantage of certain exemptions from disclosure requirements that are otherwise applicable to public companies that do not qualify for such status, including reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements. The combined company intends to take advantage of these and other available exemptions for so long as it remains eligible to do so. If some investors find the combined company’s securities less attractive as a result of its reliance on these exemptions, there may be a less active trading market for the combined company’s common stock, and the market price of such stock may be more volatile.

Once the combined company no longer qualifies as a smaller reporting company, it will be subject to additional requirements affecting public companies that will increase its costs and the demands on management.

The combined company will remain a smaller reporting company for so long as either (a) the market value of its public float is less than $250 million as of the last business day of its most recently completed second fiscal quarter, or (b) its annual revenues are less than $100 million during the most recently completed fiscal year and its public float is less than $700 million as of the last business day of its most recently completed second fiscal quarter. Once the combined company ceases to meet these thresholds, it will no longer qualify as a smaller reporting company and will be required to comply with additional disclosure requirements. Compliance with these requirements will cause the combined company to incur significant additional legal, accounting, and other expenses and will place additional demands on management’s time and resources. If the combined company is not able to comply with these requirements in a timely manner or at all, its financial condition or the market price of its common stock may be adversely affected.

After completion of the Merger, the combined company’s executive officers, directors, and principal stockholders may have the ability to control or significantly influence certain matters submitted to the combined company’s stockholders for approval.

Upon the completion of the Merger, it is anticipated that the combined company’s executive officers, directors, and 5.0% stockholders will, in the aggregate, beneficially own approximately 19.7% of the combined company’s outstanding shares of common stock. As a result, if these stockholders were to choose to act together, they may be able to control or significantly influence certain matters submitted to the combined company’s stockholders for approval, as well as the combined company’s management and affairs. For example, these stockholders, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation, or sale of all or substantially all of the combined company’s assets. This concentration of voting power could delay or prevent an acquisition of the combined company on terms that other stockholders may desire.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined company, its business or its market, its stock price and trading volume could decline.

The trading market for the combined company’s common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect to not provide research coverage of the combined company’s common stock after the completion of the Merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the combined company will not have any control over the analysts or the content and opinions included in their reports. The price of the combined company’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the combined company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.

Unfavorable global economic conditions could adversely affect the combined company’s business, financial condition, results of operations or cash flows.

The combined company’s results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn could result in a variety of risks to the combined company’s business. A weak or declining economy could also strain the combined company’s suppliers, possibly resulting in supply disruption. Any of the foregoing could harm the combined company’s business, and the combined company cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely affect its business.

Commercial Viability, Development Stage, and Asset Concentration Risks

AOM, CIC, and OML have no history of revenue from mineral project operations, no producing properties, and no established mineral reserves, and their businesses are subject to the heightened risks of early-stage seafloor mineral ventures.

AOM, CIC, and OML have no history of revenue from mineral project operations, no producing properties, and no established mineral reserves. None of AOM, CIC, or OML has paid dividends, and each is unlikely to pay dividends in the near future. Because no mineral reserves have been established for any of the license areas held or controlled by AOM, CIC, or OML, and because no seafloor polymetallic nodule deposit has ever been commercially mined, all proposed programs of exploration, development, and collection are exploratory in nature and subject to significant uncertainty. AOM, CIC, and OML do not expect to generate significant operating cash flow until required permits, licenses, and contractual arrangements are obtained and commercial production begins, if ever.

As a result, the businesses of AOM, CIC, and OML are speculative and subject to the heightened risks associated with early-stage seafloor mineral exploration and development ventures, and investors should expect continued operating losses for the foreseeable future.

Mineral resource estimates for AOM’s, CIC’s, and OML’s license areas are inherently uncertain, no mineral reserves have been established, and there can be no assurance that any license area will support commercial production.

Calculations of mineral resources from the license areas described in this registration statement are only estimates and depend on geological interpretation and statistical inferences or assumptions drawn from recovery and sampling analysis, which might prove to be materially inaccurate. No mineral reserves have been established for any of the license areas held or controlled by AOM, CIC, or OML, and mineral resource estimates may not accurately reflect the actual quantity or grade of polymetallic nodules present. Mineral resource estimates are based on information prepared by qualified persons, as defined under Regulation S-K Item 1300, and are subject to the assumptions and limitations described in the technical report summaries filed with this registration statement. Until nodules are actually collected and processed, the quantity of metal and nodule abundance must be considered as estimates only, and no assurance can be given that the indicated levels of metals will be produced. Conversion of mineral resources to mineral reserves will require completion of additional technical and economic studies, including at minimum a pre-feasibility study, and there can be no assurance that such conversion will occur. Because commercial-scale polymetallic nodule collection has not yet been undertaken, production rates, nodule recovery assumptions, field efficiencies, and operating parameters are based on pilot testing, engineering studies, and prefeasibility-level analysis, and actual results may differ materially as commercial operations are developed.

The possibility of mineral exploration, development, and collection is uncertain, no seafloor polymetallic nodule deposit has ever been commercially mined, and there can be no assurance that AOM, CIC, or OML will achieve commercial production or generate an adequate return on invested capital.

Mineral resource exploration, development, and collection are highly speculative. Seafloor polymetallic nodules have never been commercially mined, and there is a risk that collection and recovery methods and equipment may not be adequate for the economic development of seafloor polymetallic nodule deposits. There can be no assurance that AOM, CIC, or OML will discover, delineate or recover minerals in sufficient grade or quantities to justify commercial operations or generate an adequate return on invested capital. The value of AOM’s projects and of CIC’s and OML’s assets depends on numerous factors, including the size and grade of deposits, the prices of nickel, cobalt, copper, and manganese, recovery and processing technologies, financing availability, demand for the resulting products, the continued validity and economics of the underlying license areas, and the timing of regulatory approvals.

CIC and OML are substantially dependent upon a limited number of Cook Islands exploration license areas, and the loss or impairment of any such license area could materially adversely affect the combined company.

CIC and OML are substantially dependent upon a limited number of Cook Islands exploration license areas and related project rights. The value of CIC’s and OML’s businesses therefore depends on the continued validity, economics, and development potential of those license areas, as well as on the performance of counterparties involved in funding, technical work, environmental studies, and future development. The Cook Islands license areas may be subject to relinquishment requirements over time as exploration programs are completed and mine plans are established, and there can be no assurance that CIC or OML will retain the full extent of their current license areas. If either principal license area proves less valuable than expected, is subject to relinquishment, is impaired or revoked, or if counterparties fail to perform or fund expected activities, CIC’s or OML’s business and prospects could be materially adversely affected.

Regulatory, Permitting, Environmental, and Social Risks

AOM’s ability to advance its NOAA applications and CIC’s and OML’s ability to advance development of their Cook Islands license areas depend upon obtaining permits and approvals under regulatory regimes that are untested for commercial seafloor nodule production, and there can be no assurance that required approvals will be obtained on acceptable terms or at all.

AOM’s ability to execute its business plan, and CIC’s and OML’s ability to advance development of their Cook Islands license areas, depend upon obtaining and maintaining licenses, permits, and regulatory approvals under evolving U.S., Cook Islands, and potentially international seabed-mining regimes. AOM has filed two of its three planned applications with NOAA under the DSHMRA pathway, but there can be no assurance that those applications will be deemed compliant, proceed to full review without delay, or result in exploration licenses or commercial recovery permits on commercially viable terms or at all. There can be no assurance that NOAA will issue the requested exploration licenses or commercial recovery permit on a timely basis, on commercially viable terms, or at all.

CIC and OML depend upon obtaining and maintaining exploration, environmental and, ultimately, collection or exploitation approvals and licenses under regulatory regimes that remain untested for commercial nodule production. Future applications may not be approved on a timely basis or at all, or may be subject to burdensome conditions. CIC’s and OML’s activities are sponsored by and subject to the laws and policies of the Cook Islands, and any change in the Cook Islands government’s support, policies, or regulatory framework applicable to seabed mineral activities could materially affect the validity or advancement of those license areas.

In addition, certain aspects of the international framework under the United Nations Convention on the Law of the Sea (“UNCLOS”) and the ISA remain unsettled. To date, no exploitation has occurred under the ISA’s regulatory regime, and finalization of exploitation regulations remains subject to the decision of the members of the ISA. If future ISA exploitation contracts or related permits are necessary for CIC’s or OML’s operations, there can be no assurance that they will be obtained in a timely manner or on economic terms. Any failure to obtain, maintain, or renew required approvals, or any adverse change in the applicable legal or regulatory framework, could materially adversely affect the combined company’s business, financial condition, liquidity, results of operations, and prospects.

AOM’s, CIC’s, and OML’s exploration and development activities are subject to extensive environmental requirements, and the environmental impacts of commercial seafloor nodule collection (including on marine biodiversity and seabed ecosystems) are uncertain and evolving.

AOM’s, CIC’s, and OML’s exploration and contemplated development activities are subject to extensive, and costly environmental requirements, public review processes, and potential community or stakeholder opposition in multiple jurisdictions. Because no commercial seabed nodule operation has yet been developed, the environmental impact of such operations remains uncertain, and applicable environmental standards, restoration obligations, and assessment requirements continue to evolve.

The environmental and biodiversity impacts of commercial-scale seafloor nodule collection, including impacts on seabed ecosystems, benthic communities, sediment plumes, and marine biodiversity, are not fully understood and may be more significant than currently anticipated. Environmental assessments conducted to date are based on limited data and pilot-scale operations, and there can be no assurance that such assessments will be sufficient to satisfy regulatory requirements or that regulators will not impose more stringent environmental conditions as additional data becomes available. AOM, CIC, and OML may be required to conduct additional environmental studies, comply with more stringent permitting conditions, pay fines or penalties for non-compliance, or satisfy restoration or rehabilitation obligations that are more burdensome than currently contemplated.

In addition, public opposition from environmental groups, indigenous communities, coastal states, or other stakeholders could delay or prevent the issuance of required permits or approvals, result in litigation or regulatory proceedings, or adversely affect the combined company’s reputation and ability to raise capital. Any of these developments could materially increase costs, delay or prevent operations, or subject the combined company to significant environmental liabilities.

The combined company’s operations will depend upon the continued sponsorship of the Cook Islands and compliance with ISA regulations, and any change in sponsorship status or ISA regulatory framework could materially adversely affect CIC’s and OML’s license areas.

Parties carrying out exploration and collection operations in the area must be sponsored by a state that is a member of the ISA. If the Cook Islands ceases such sponsorship, CIC or OML would need to seek sponsorship elsewhere, which could adversely affect operations. There is a risk that a state sponsoring activities in a project area ceases to be a sponsor, or is not permitted to be a sponsor; and if an agreement cannot be reached with a substitute sponsoring state, or if the combined company is unable to transfer its sponsorship to another State, such subsidiary could be forced to cease activities in the area.

There is little jurisprudence or interpretative guidance regarding the application of the sponsorship regulations that are applicable to this business. Certain organizations that oppose the deep-sea polymetallic nodule exploration and collecting industry have advocated for the use of a beneficial ownership test for state sponsorship, and there are no guarantees that any particular interpretation will be universally accepted in the future.

In addition, the ISA is developing various Standards and Guidelines which are expected to be finalized by the Legal and Technical Commission and adopted by the Council, and are expected to include standards concerning the submission requirements for an environmental and social impact assessment that will be required by each contractor. Although the environmental impact review process has not yet been finalized, all contractors have been made aware that the ISA requires the completion of baseline studies and an environmental impact assessment, culminating in an environmental impact statement, prior to collection. There can be no assurance that the ISA exploitation regulations, when finalized, will not impose requirements or financial obligations materially more burdensome than currently anticipated.

The combined company may be required to post financial assurance and fund reclamation and closure obligations that are greater than currently estimated, and any shortfall in such funding could result in significant liabilities.

Environmental compliance and permitting requirements include identification and detailed analysis of environmental compliance and permitting requirements, detailed tailings disposal, reclamation, and mitigation plans. The combined company may be required to post bonds, letters of credit, or other financial assurances with

U.S., Cook Islands, or international regulatory authorities to secure reclamation and closure obligations. The amounts required to satisfy such financial assurance obligations may be substantial and may increase over time as environmental standards evolve or as regulators require more comprehensive closure plans. There can be no assurance that the combined company’s estimates of reclamation and closure costs will prove accurate, that financial assurance will be available on acceptable terms, or that actual closure costs will not materially exceed current estimates. Any shortfall in funding for reclamation or closure obligations could result in significant liabilities and could adversely affect the combined company’s financial condition.

Technology, Operations, Supply Chain, and Execution Risks

AOM’s business model and CIC’s and OML’s development activities depend upon third-party contractors, operators, and counterparties whose failure to perform could materially delay or impair operations.

AOM’s business model and CIC’s and OML’s development activities depend upon a network of third-party relationships, including strategic partners, consultants, operators, contractors, vessels, ports, equipment providers, processors, logistics providers, and, if commercialization is achieved, offtake counterparties and customers. CIC and OML do not have internal operating platforms sufficient to independently conduct all exploration, environmental, collection, transport, processing, and commercialization activities and accordingly depend upon AOM (or, following the Closing, the combined company) and other third parties. The actual operating costs to collect polymetallic nodules and transport and process such nodules on a commercial scale will depend upon changes in the availability of financing or partners who undertake capital developments in partnership with the combined company, and prices of labor, equipment and infrastructure, shipping costs, variances in ore recovery from those currently assumed, and operational risks. These relationships may be subject to operational, financial, or performance risks, may not be available on acceptable terms or at all, and strategic alliances or other third-party arrangements may present unforeseen integration obstacles or costs. If key counterparties fail to perform or become unavailable, operations and development activities may be delayed, become more expensive, or cease entirely.

Deep-sea nodule collection, transport, and processing involve substantial technical, operational, and scale-up risks that have not been demonstrated at commercial scale, and actual costs and returns may differ materially from current estimates.

Deep-sea exploration, nodule collection, transport, processing, and refining are inherently difficult and involve substantial technical, operational, and scale-up risks. No company has successfully demonstrated the commercial-scale collection, transport, and processing of polymetallic nodules, and there can be no assurance that the technologies and methods contemplated by AOM, CIC, or OML will perform as expected at commercial scale. Operations may be affected by the availability and suitability of specialized vessels and collection equipment, sea conditions, weather patterns, ocean currents, transport disruptions, nodule transfer processes, recovery rates, and the availability of specialized personnel with relevant deep-sea mining experience.

Actual capital costs, operating costs, production rates, and economic returns may differ materially from those currently anticipated. AOM’s growth and the advancement of CIC’s and OML’s assets will depend upon the combined company’s ability to execute its plans while expanding operational, financial, and management systems and maintaining effective cost controls and internal controls over financial reporting. Natural hazards, equipment failures, vessel incidents, and transportation disruptions may result in personal injury, loss of life, environmental damage, delays, and cost overruns. Insurance maintained by the combined company may not be adequate to cover all potential losses, and certain risks may be uninsurable or available only at prohibitive cost. Any of these factors could materially adversely affect the combined company’s business, financial condition, and results of operations.

The combined company will be dependent upon specialized vessels, equipment, and third-party service providers, and disruptions in the supply chain or transportation of nodules and processed materials could materially adversely affect its operations.

Supply chains are reliant on sea vessels, trains, and/or trucks may subject the combined company to transportation delays. Chemical reagents and other raw materials sourced from third parties may be subject to significant volatility in cost and availability. In addition, third parties may not honor their agreements and/or declare force majeure, and as a result, the combined company may need to obtain such materials from other parties at higher costs, and there may be a delay in obtaining them.

For deep-sea nodule operations specifically, the combined company will depend upon a limited number of specialized collection vessels, riser systems, and processing platforms, many of which may require long lead times to procure or construct and may not be available on commercially acceptable terms. Any disruption to the availability, performance, or delivery of such specialized equipment could materially delay the combined company’s development timeline and increase capital costs.

Nodule collection and processing operations involve inherent hazards that could result in personal injury, loss of life, environmental damage, and significant liability, and insurance may not be adequate to cover all losses.

The mining of minerals and the manufacture of mineral products involve numerous hazards that could cause bodily harm or environmental damage and subject the combined company to liability. These hazards include: (a) unusual and unexpected rock formations affecting ore or wall rock characteristics; (b) ground or slope failures; (c) environmental hazards; (d) industrial accidents and/or processing upsets; (e) periodic interruptions due to inclement or hazardous weather conditions or other acts of God; and (f) mechanical equipment failure and facility performance problems.

Although the combined company intends to maintain insurance to address certain risks, there can be no assurance that coverage will be adequate for liabilities incurred or that insurance will continue to be available on economically reasonable terms. Additionally, there can be no certainty that all claims made under insurance policies will be deemed to be within the scope of, or fully covered by, such policies.

AOM, CIC, and OML depend upon key personnel and specialized technical staff, and the loss of such personnel or an inability to attract and retain qualified employees could adversely affect the business of AOM, CIC, OML, and/or the combined company.

AOM, CIC, and OML depend upon the services of its senior management team and other key personnel, whose experience, relationships, and leadership are critical to the execution of its strategy, including the advancement of its exploration programs, the development of its seabed collection systems and the execution of its business plan. The loss of any member of senior management or a key employee could disrupt operations, delay the execution of strategic initiatives and adversely affect the business.

Efficient collection, transport, and processing using modern techniques and equipment requires skilled technicians and engineers. If the combined company is unable to hire, train, and retain the necessary number of skilled technicians, engineers, and other personnel, there could be an adverse effect on labor costs and on the ability to reach anticipated production levels in a timely manner, which could have a material adverse effect on results of operations.

The combined company will be dependent upon information technology systems that are subject to cybersecurity threats, and any disruption, breach, or failure of such systems could adversely affect its operations and financial condition.

Information technology systems are subject to disruption, damage, or failure from a variety of sources, including computer viruses, security breaches, cyber-attacks, natural disasters, and defects in design.

Cybersecurity incidents include malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential, or otherwise protected information or the corruption of data. In addition, malicious actors may leverage increasingly sophisticated, artificial intelligence-driven techniques to attempt to gain unauthorized access to networks, compromise personal or confidential information, or misappropriate intellectual property. Any such incident could have a material adverse effect on the combined company’s business, operating results, and financial condition.

The combined company’s capital projects will be subject to cost overruns, delays, and execution risks, and actual capital and operating costs may differ materially from current estimates.

The progress, amounts, and timing of expenditures and the success of these projects will depend in part on: the ability to timely procure new equipment and materials, certain of which may involve long lead-times, or to repair existing equipment; the ability of service providers or vendors to meet contractually negotiated delivery or completion deadlines or meet performance specifications or guarantees; maintaining, and procuring as required, applicable federal, state, and local permits; the incorporation of project change orders due to engineering, process, health, and safety, or other considerations; and other factors, many of which are beyond the combined company’s control.

Unanticipated costs or delays could have a material adverse effect on the combined company’s financial condition or results of operations and could require the combined company to seek additional capital, which may not be available on commercially acceptable terms or at all.

Market, Industry, Geopolitical, and Jurisdictional Risks

AOM’s, CIC’s, and OML’s operations span multiple jurisdictions, including the United States and the Cook Islands, and are subject to geopolitical, regulatory, tax, and currency risks that could materially affect the combined company’s business.

AOM’s assets, applications, and contemplated operations span multiple jurisdictions, including the United States and the Cook Islands, and may in the future implicate international regimes and additional countries in the supply chain. CIC’s and OML’s activities are particularly exposed to the laws, rules, regulations, and policies of the Cook Islands, including the risk that the Cook Islands government may amend, revoke, or impose additional conditions on exploration licenses, alter its sponsorship policies under UNCLOS, or change its regulatory framework for seabed mineral activities in ways that adversely affect the validity or economics of CIC’s and OML’s license areas. There can be no assurance that the Cook Islands will maintain a regulatory and political environment supportive of commercial seabed mineral development.

AOM, CIC, and OML are subject to changes in laws, rules, regulations, tax regimes, sanctions, export controls, customs requirements, foreign exchange rules, and other policies, as well as broader geopolitical tensions and macroeconomic instability, that could affect financing, operations, and market access. There can be no assurance that future laws, tax rules, or policy changes will not impose significant restrictions, additional approvals or economic burdens on intended development areas or supply chains.

Foreign currency movements, including fluctuations between the U.S. dollar and the New Zealand dollar or other currencies applicable to Cook Islands operations, could adversely affect the combined company’s costs, returns, and financial condition. Cross-border tax matters, including transfer pricing, withholding taxes, and the application of tax treaties, could also impose additional costs or compliance burdens on the combined company.

Mineral prices are subject to significant fluctuation and are affected by factors beyond the combined company’s control, including global supply and demand, inflation, currency exchange rates, interest rates, forward sales by producers and speculators, and macroeconomic conditions.

A sustained decline in the prices of nickel, cobalt, copper, or manganese could render one or more of the license areas uneconomic and could adversely affect the combined company’s ability to raise financing, advance development activities, or achieve profitable operations. Once mineralization is identified, it may take years before production is possible, and projected development milestones and timelines may change adversely.

Claims regarding the environmental or ESG benefits of deep-sea nodule collection relative to land-based mining are subject to significant uncertainty, and any failure to substantiate such claims could adversely affect the combined company’s reputation and ability to raise capital.

In terms of the ESG footprints of mineral production from nodules, the limitations and uncertainties of calculating the relative impacts and benefits from land-based and deep-sea-based mining must be addressed in the Risk Factors section, including the most significant impact of nodule collection, including the biodiversity impacts, and the related assumptions.

The combined company may make or rely on statements regarding the comparative environmental benefits of deep-sea nodule collection relative to land-based mining of the same or similar minerals, including with respect to carbon emissions, land disturbance, water use, and biodiversity impact. Such statements are based on assumptions and models that are subject to significant uncertainty, are not universally accepted by the scientific community, and may be challenged by regulators, environmental groups, institutional investors, or other stakeholders. Any failure to substantiate such claims, or any finding that the environmental impacts of deep-sea nodule collection are greater than anticipated, could adversely affect the combined company’s reputation, its ability to obtain required permits and approvals, and its ability to raise capital from ESG-focused investors.

Financing, Liquidity, and Capital Markets Risks

The combined company will require substantial additional capital to fund its operations and advance its business plan, and there can be no assurance that such financing will be available on acceptable terms or at all.

The combined company’s business is capital intensive, and it will be required to raise substantial additional funds to accomplish its objectives. The amount and timing of capital required may vary materially from current estimates depending on, among other factors, the results of exploration and environmental programs, the cost and availability of vessels, equipment and processing infrastructure, regulatory requirements, metal prices, and general market conditions. There can be no assurance that equity, convertible debt, or other financing will be available on acceptable terms or at all, particularly given that AOM, CIC, and OML have no history of revenue from operations and no established mineral reserves.

Failure to obtain additional financing on a timely basis could cause the combined company to reduce, delay, or terminate proposed operations, impair project advancement and adversely affect the combined company’s ability to continue as a going concern. CIC and OML are dependent upon the continued availability of funding and support from the combined company and other counterparties to advance their projects, and any interruption in that funding could materially impair the development of those license areas.

Future issuances of equity or convertible debt securities could significantly dilute existing stockholders, and concentrated post-Merger ownership may limit the ability of other stockholders to influence corporate matters.

Additional capital raises, including further issuances of equity or convertible debt securities, could significantly dilute existing stockholders and could result in the issuance of securities with rights, preferences, or privileges senior to those held by current stockholders. In addition, following the Merger, ownership of the combined company is expected to be concentrated among AOM Stockholders and other significant holders, which may limit the ability of other stockholders to influence corporate matters, including the election of directors, approval of significant transactions, and other matters submitted to a stockholder vote.

The market value of the combined company’s securities may be volatile, and market forces may make it difficult or impossible for the combined company to raise additional capital without severe dilution to existing stockholders. These factors could adversely affect the value and liquidity of Odyssey Common Stock issued in the Merger.

Transaction, Ownership, Governance, and Legal Risks

AOM’s platform strategy depends on completing the contemplated CIC, CIC LLC, and OML transactions and successfully integrating those businesses, and there can be no assurance that these transactions will close on the expected timetable or that anticipated benefits will be realized.

AOM’s platform strategy depends in part on completing the contemplated CIC, CIC LLC, and OML transactions and integrating those entities and their assets and rights into AOM’s business. The relevant ownership increases and acquisition options are subject to contractual conditions, approval requirements (including Cook Islands regulatory approvals where applicable) and the successful completion of related transactions. There can be no assurance that Cook Islands regulatory approvals will be obtained on a timely basis or on acceptable terms.

Integration may require significant management attention, coordination of regulatory, environmental, and technical workstreams, and alignment of governance, reporting and operational processes. In the case of OML, integration will also require coordination with Moana Minerals Ltd. (“MML”), and there can be no assurance that such coordination will be achieved on acceptable terms or at all. There can be no assurance that these transactions or integration efforts will occur on the expected timetable or at all, or that the anticipated strategic, operational, and economic benefits will be realized. Any failure or delay could adversely affect the combined company’s development strategy, access to license areas and overall business plan.

AOM may not obtain the level of ownership, governance control, or economic benefits it expects in CIC, CIC LLC, and OML, and minority holders or other members may have interests that conflict with those of the combined company.

Although AOM is expected to obtain all or substantially all ownership interests in OML, AOM is expected to hold only approximately 48.0% of CIC immediately after the related transactions, with an option to increase its ownership to as much as 95.0% at AOM’s sole discretion at fixed milestone-based values, subject to regulatory approval and completion of the applicable transactions. As a result, AOM may not initially control all governance decisions or have the level of control it expects over key decisions, and minority holders or other members may have rights or interests that differ from or conflict with those of AOM and the combined company.

Transfer restrictions, consent rights, or other governance provisions in the constitutive documents of CIC, CIC LLC, or OML may limit AOM’s operational and strategic flexibility. If AOM is unable to increase its ownership or otherwise obtain the operational control or economic benefits it expects, the combined company’s strategy and access to the assets and rights held by CIC, CIC LLC, and OML could be materially adversely affected.

AOM, CIC, CIC LLC and OML may be subject to litigation, regulatory investigations, and counterparty insolvency risks that could materially adversely affect the combined company.

AOM, CIC, CIC LLC, and OML may from time to time be subject to regulatory investigations, claims, lawsuits, and other proceedings arising in the ordinary course of business or in connection with the transactions contemplated by this registration statement. The results of such matters cannot be predicted with certainty, and there can be no assurance that any such actions will be resolved favorably or will not have a material adverse effect on the combined company’s business, financial condition, or results of operations. In addition, AOM, CIC, CIC LLC, and OML are exposed to the solvency and performance of key counterparties, including financing counterparties, vessel operators, processing partners, and offtake counterparties. A failure by any such counterparty to meet its contractual, financing, or operational obligations could materially adversely affect the combined company’s operations and financial condition.

Other Risk Factors of Odyssey

Odyssey’s business is and will be subject to the risks described above. In addition, Odyssey is, and will continue to be, subject to the risks described in Odyssey’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” for the location of information incorporated by reference into this proxy statement/prospectus.

THE SPECIAL MEETING OF ODYSSEY STOCKHOLDERS

The Odyssey Special Meeting

Odyssey is furnishing this proxy statement/prospectus to you as part of the solicitation of proxies by its board of directors for use at the Odyssey Special Meeting, and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to Odyssey’s stockholders on or about [    ], 2026. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the Odyssey Special Meeting.

Date, Time and Place of the Special Meeting

The Odyssey Special Meeting will be held on [    ], 2026, at 10:00 a.m. Eastern Time at [    ], Tampa, Florida [    ].

Purpose of the Odyssey Special Meeting

At the Odyssey Special Meeting, Odyssey will ask the Odyssey Stockholders to vote in favor of the following proposals:

•

Proposal No. 1—The Nasdaq Proposals—To consider and vote upon a proposal to approve, as required by the rules of the Nasdaq Stock Market, the issuance of shares of Odyssey Common Stock to the AOM Stockholders and certain CIC Stockholders and OML Members as the following two subproposals:

(a) Nasdaq Proposal A—the issuance of up to an aggregate of 727,936,074 shares of Odyssey Common Stock to the AOM Stockholders pursuant to the terms of the Merger Agreement; and

(b) Nasdaq Proposal B—the issuance of up to an aggregate of 132,471,431 shares of Odyssey Common Stock to (i) the CIC Stockholders pursuant to the terms of the CIC Equity Exchange Agreement, the CIC Limited Option Agreement, and the CIC LLC Option Agreement and (ii) the OML Members pursuant to the terms of the OML Equity Exchange Agreement.

We refer to the foregoing subproposals collectively as the “Nasdaq Proposals.”

•

Proposal No. 2—The Charter Proposal—To consider and vote upon a proposal to approve an amendment to the Odyssey Charter (as defined below) to increase the number of authorized shares of Odyssey Common Stock from 75,000,000 shares to 400,000,000 shares (taking into account the proposed Reverse Stock Split), to be effected at such time and date as determined by the Odyssey Board in its sole discretion. We refer to this proposal as “Proposal No. 2” or the “Charter Proposal.”

•

Proposal No. 3—The Golden Parachute Compensation Proposal—To consider and vote upon a proposal to approve, on an advisory, non-binding basis, certain compensation payments that will or may be made by Odyssey to its named executive officer in connection with the Merger. We refer to this proposal as “Proposal No. 3” or the “Golden Parachute Compensation Proposal.”

•

Proposal No. 4—The Adjournment Proposal—To consider and vote upon a proposal to adjourn the special meeting to a later date or dates if it is determined by Odyssey and AOM that more time is necessary to further solicit proxies necessary for the approval of one or more of the Proposals. We refer to this proposal as “Proposal No. 4” or the “Adjournment Proposal.”

We refer to the foregoing proposals collectively as the “Odyssey Proposals.”

Recommendations of the Special Transaction Committee and the Odyssey Board

Following the unanimous recommendation of the Special Transaction Committee, the Odyssey Board believes that each of the Odyssey Proposals is in the best interests of Odyssey and its stockholders and unanimously recommends that its stockholders vote “FOR” each of the Odyssey Proposals as further described below.

When you consider the recommendation of the Odyssey Board, you should keep in mind that certain of Odyssey’s directors and executive officers have interests in the Merger that are different from, or in addition to, your interests as a stockholder. For a description of the interests of Odyssey’s directors and executive officers in the Merger, please refer to the section entitled “The Merger—Interests of Odyssey’s Directors and Officers in the Merger.”

Record Date and Voting

You will be entitled to vote or direct votes to be cast at the Odyssey Special Meeting if you owned shares of Odyssey Common Stock at the close of business on [    ], 2026, which is the Record Date for the Odyssey Special Meeting. Each share of Odyssey Common Stock is entitled to one vote per share. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were [   ] total voting shares outstanding, all of which were shares of Odyssey Common Stock.

Each of Odyssey’s directors and executive officers have agreed to vote all of their shares of Odyssey Common Stock in favor of the Odyssey Proposals.

Voting Your Shares

Each share of Odyssey Common Stock that you own in your name entitles you to one vote on each of the Odyssey Proposals. Your one or more proxy cards show the number of shares of Odyssey Common Stock that you own.

If you are a holder of record, there are different ways to vote your shares at the Odyssey Special Meeting:

•

You can vote by completing, signing and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Odyssey Special Meeting. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of Odyssey Common Stock will be voted as recommended by the Odyssey Board. With respect to the Odyssey Proposals, that means: “FOR” each of the Odyssey Proposals.

•	You can vote via the Internet by following the instructions on the voting instruction form or proxy card in your proxy materials.

•	You can vote via telephone by following the instructions on the voting instruction form or proxy card in your proxy materials.

[You may attend the Odyssey Special Meeting and vote via live web site. If you wish to vote your shares electronically at the Odyssey Special Meeting, there will be a live link provided during the Odyssey Special Meeting. You will need the virtual control number assigned to you to vote.]

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your shares of Odyssey Common Stock, you may contact our proxy solicitor at: Sodali & Co, 430 Park Avenue, 14th Floor, New York, NY 10022, Telephone: (800) 662-5200. Banks and brokers can call collect at: (203) 658-9400 or e-mail OMEX.info@investor.sodali.com.

Quorum and Vote Required for the Odyssey Proposals

A quorum of Odyssey’s stockholders is necessary to hold a valid meeting. The holders of at least a majority of the voting power of the capital stock issued and outstanding and entitled to vote at the Odyssey Special Meeting as of the Record Date, represented in person or by proxy, will constitute a quorum for the transaction of business at the Odyssey Special Meeting. Odyssey will include proxies marked as abstentions and broker non-votes to determine the number of shares present at the Odyssey Special Meeting.

The approval of the Charter Proposal requires the affirmative vote of holders of a majority of the voting power of Odyssey (which consists of the outstanding shares of Odyssey Common Stock). Accordingly, abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” the Charter Proposal.

The approval of each of the Nasdaq Proposals, the Golden Parachute Compensation Proposal, and the Adjournment Proposal requires the affirmative vote of the holders of a majority of votes cast by the stockholders at the Odyssey Special Meeting. Accordingly, abstentions and broker non-votes, if any, will have no effect on the outcome of the Nasdaq Proposals, the Golden Parachute Compensation Proposal, or the Adjournment Proposal.

Abstentions and Broker Non-Votes

If your shares of Odyssey Common Stock are held by your broker as your nominee, that is, in “street name,” the enclosed voting instruction card is sent by the institution that holds your shares. Please follow the instructions included on that proxy card regarding how to instruct your broker to vote your shares.

If you do not give instructions to your broker, the question of whether your broker or nominee will still be able to vote your shares depends on whether the Nasdaq Stock Market deems the particular proposal to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the Nasdaq Stock Market, “non-routine” matters are matters that may substantially affect the rights or privileges of stockholders, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation and on the frequency of stockholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any Odyssey Proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the Odyssey Proposal even in the absence of your instruction. For any Odyssey Proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. “Broker non-votes” occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” at the meeting and will not be counted as having been voted on the applicable proposal. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the Odyssey Proposals, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

Revocability of Proxies

If you have submitted a proxy to vote your shares and wish to change your vote, you may do so by:

•	filing with Odyssey’s Secretary, a letter revoking the proxy;

•	submitting another signed proxy with a later date; or

•	attending the Odyssey Special Meeting and voting online, provided you file a written revocation with the Secretary of the Odyssey Special Meeting prior to the voting of such proxy.

Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to holders of shares of Odyssey Common Stock in connection with the Merger.

Solicitation of Proxies

Odyssey will pay the cost of soliciting proxies for the Odyssey Special Meeting. Odyssey has engaged Sodali & Co to assist in the solicitation of proxies for the Odyssey Special Meeting. The fees that will be paid to Sodali & Co are anticipated to be approximately $20,000, and Odyssey will reimburse their out-of-pocket expenses. Odyssey has also agreed to indemnify Sodali & Co against certain claims. Odyssey also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Odyssey Common Stock for their expenses in forwarding soliciting materials to beneficial owners of Odyssey Common Stock and in obtaining voting instructions from those owners. Odyssey’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

THE MERGER

The following discussion contains certain information about the Merger. The discussion is subject, and qualified in its entirety by reference, to the Merger Agreement attached as Annex A to this proxy statement/prospectus and incorporated herein by reference. We urge you to read carefully this entire proxy statement/prospectus, including the Merger Agreement attached as Annex A, for a more complete understanding of the Merger.

The Background of the Merger

The following chronology summarizes the key meetings and other events between representatives of Odyssey and AOM, including meetings and actions of the Special Transaction Committee, that led to the execution of the Merger Agreement and the related transaction documents, together with parallel discussions concerning strategic arrangements involving OML, CIC Limited, and CIC LLC. This summary does not purport to catalogue or summarize every meeting and conversation among such parties, their respective management teams, or their representatives and other parties.

In connection with Odyssey’s ongoing evaluation of its long-term prospects, members of the Odyssey Board and senior management regularly review and assess Odyssey’s business objectives and strategic direction in light of conditions in the offshore exploration and deep-sea mining sector, evolving regulatory regimes applicable to seabed mineral exploration and development, capital availability, technological considerations, and market demand for critical minerals, with the objective of enhancing long-term value for the Odyssey Stockholders. As part of this ongoing review, Odyssey’s leadership considers a range of strategic alternatives, including organic development of exploration assets, capital allocation initiatives, strategic partnerships, joint ventures, acquisitions, and other business combination transactions, and periodically engages with financial advisors and market participants regarding developments in strategic transactions and the potential fit of various companies and assets with Odyssey’s portfolio and long-term objectives. These discussions have generally been preliminary and exploratory in nature.

Beginning in mid-2025, as part of this ongoing review process, members of the Odyssey Board and senior management discussed a variety of potential strategic and capital-raising opportunities, including possible strategic or investment transactions involving entities active in the offshore exploration and deep-sea mining sector. During this period, Odyssey’s management had preliminary, high-level discussions with investors and industry participants regarding potential business combination and financing structures, including discussions relating to CIC Limited and OML.

OML and CIC Limited are deep-sea mineral exploration companies focused on the exploration and potential development of polymetallic nodules within the Cook Islands’ exclusive economic zone. At that time, Odyssey held an approximate 7.0% ownership interest in OML and indirectly held approximately 14.2% of CIC Limited’s outstanding equity. These discussions were exploratory in nature and focused on assessing potential strategic fit, alternative transaction structures, and capital formation considerations, and did not result in any binding proposals or commitments.

In August 2025, Odyssey’s lead independent director, Mark B. Justh, informed Odyssey’s chief executive officer, Mark D. Gordon, that CIC LLC, in which Mr. Justh held an ownership interest, was advising AOM in connection with its efforts to build a U.S.-based critical minerals platform that AOM ultimately intended to take public. Mr. Justh also noted that AOM was evaluating investments in CIC Limited and other companies in the polymetallic nodule industry, potential strategic alternatives and that a potential transaction involving Odyssey could warrant consideration in light of the parties’ complementary deep-sea mining investments, assets and capabilities.

Following these discussions, Mr. Gordon asked Mr. Justh to facilitate introductions to AOM and its representatives. On August 22, 2025, Mr. Gordon and Mr. Justh participated in a call with certain AOM representatives to discuss AOM and whether Odyssey might further explore a potential strategic opportunity involving AOM. On the same date, Mr. Gordon held an introductory call with a representative of AOM to discuss the businesses of Odyssey and AOM and potential strategic opportunities. Also on August 22, 2025, Mr. Justh informed Odyssey’s General Counsel and Corporate Secretary, Susan Fennessey, of his potential conflict of interest arising from his role as Odyssey’s lead independent director and his indirect interest in AOM.

On September 3, 2025, Odyssey’s management received a draft proposal letter from a representative of AOM (the “AOM Proposal Letter”) outlining a proposed stock-for-stock business combination pursuant to which Odyssey would acquire 100.0% of the outstanding equity interests of AOM. Under the proposal, Odyssey Common Stock would be valued based on the 90-day volume-weighted average trading price of Odyssey Common Stock immediately prior to the execution of a definitive agreement, and the transaction value of AOM would be derived from a third-party financing to be arranged by AOM in an aggregate amount of $50.0 million to $150.0 million. The AOM Proposal Letter contemplated that the proceeds of such financing would be used for general corporate purposes and to fund strategic initiatives, including the advancement of polymetallic nodule exploration and development programs and the continued development of Odyssey’s existing business, which could include expansion of Odyssey’s investments in OML and CIC Limited. The AOM Proposal Letter also included a proposed 90-day exclusivity period.

In reviewing the draft proposal, Odyssey’s management identified certain threshold issues for further discussion, in addition to relative value, including the need for greater clarity regarding AOM’s assets, the certainty and source of AOM’s proposed financing.

On September 4, 2025, Odyssey management proposed a form of mutual non-disclosure agreement to AOM and its representatives. On the same date, Messrs. Justh and Gordon and Ms. Fennessey met with Philip Plough and certain AOM representatives to exchange high-level views regarding a potential business combination and the AOM team’s experience developing and financing complex projects.

The Odyssey Board held a meeting on September 5, 2025, to discuss the potential opportunity and the AOM Proposal Letter. At the outset of that meeting, Ms. Fennessey advised the Odyssey Board that Mr. Justh had disclosed a potential conflict of interest due to his indirect ownership in AOM, confirmed that he would recuse himself from actions relating to the consideration of the potential transaction and, as appropriate, from meetings and discussions of the Odyssey Board, and recommended measures consistent with Odyssey’s code of ethics and historical practices regarding conflicts of interest. Based on his personal knowledge of the matters under consideration, Mr. Justh provided an overview of the proposal, including the AOM team’s experience and focus, including the experience of certain AOM representatives, his views on potential synergies between AOM and Odyssey, the September 4 meetings, AOM’s shipping relationships, and potential reputable funding sources. Mr. Justh participated in a discussion with the other directors regarding the AOM Proposal Letter and considerations for Odyssey and responded to questions from the directors. Following Mr. Justh’s departure from the meeting, Ms. Fennessey reviewed the terms of the AOM Proposal Letter with the Odyssey Board, which discussed the overall transaction concept and specific terms, including entity valuations, exclusivity and non-competition provisions, and Odyssey’s other business relationships and strategies, including with respect to OML. The Odyssey Board determined that Odyssey management should seek clarification of certain terms of the AOM Proposal Letter and negotiate certain provisions, including with respect to the proposed exclusivity and non-compete provisions, and present its conclusions to the Odyssey Board for further consideration.

Over the following days, management of Odyssey and AOM, together with AOM’s management team and representatives, discussed proposed revisions to the AOM Proposal Letter, including with respect to relative-value mechanics and narrower exclusivity and non-competition provisions, the parties’ approach regarding potential further investments in OML and CIC Limited.

On September 23, 2025, Odyssey executed mutual non-disclosure agreements with AOM and certain of its representatives.

On September 26 and September 27, 2025, Messrs. Justh and Gordon and Ms. Fennessey met with AOM’s representatives to discuss the potential combination, and Odyssey undertook diligence on the AOM representatives and the prior transactions in which they were involved.

On September 30, 2025, Odyssey management provided representatives of AOM with a further revised AOM Proposal Letter and provided AOM access to a virtual data room together with capitalization and asset information, while requesting preliminary information regarding AOM’s assets, stockholders, and management.

On October 1, 2025, following discussions with Odyssey management, including Ms. Fennessey, the Odyssey Board, by written consent, authorized the formation of the Special Transaction Committee, consisting solely of independent and disinterested directors (being Larissa T. Pommeraud, Jon D. Sawyer and Todd E. Siegel), and delegated to it the exclusive power and authority to consider and engage in discussions regarding transactions with AOM, OML, CIC Limited, and CIC LLC (together, the “Potential Transactions”) or any potential alternative transactions, retain advisors, negotiate, reject, determinate not to pursue or approve (subject to limitations of applicable law) the terms of any Potential Transactions and related definitive agreements and to make recommendations to the Odyssey Board concerning such transactions or other potential alternative transactions the Special Transaction Committee deems appropriate. In connection with the authorization of the Special Transaction Committee and given the scope of the Potential Transactions, the Odyssey Board dissolved the CIC Limited Special Committee, which had been formed in August 2022 to review matters involving CIC Limited due to the ownership interests in (and positions, at that time, on the board of directors of) CIC Limited of Mr. Justh and another former Odyssey director.

On October 7, 2025, the Special Transaction Committee held its first meeting, which was also attended by Messrs. Gordon and Justh, John D. Longley Jr., Odyssey’s President and Chief Operating Officer, and Ms. Fennessey. At the meeting, the Special Transaction Committee met with representatives of AOM, who provided an overview of investment strategies, prior transactions of various AOM representatives, and perspectives on developing a U.S.-focused, multi-resource platform in the critical minerals sector, and addressed questions regarding processing considerations, capital expenditure requirements, and funding needs.

On October 8, 2025, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and Mr. Justh, at which the parties discussed the AOM Proposal Letter, protections for Odyssey if a transaction were not consummated, relative valuation considerations, the potential value of and impact on Odyssey’s net operating loss carryforwards, and proposed exclusivity provisions with respect to CIC Limited and OML. Following this discussion and revisions consistent with the Special Transaction Committee’s guidance, the Special Transaction Committee approved, by written consent, the signing of the definitive AOM Proposal Letter, which was executed later that day by Odyssey and AOM.

In the days that followed, representatives of Odyssey, AOM, and OML engaged in introductory and more detailed discussions regarding a potential series of transactions involving OML (the “OML Transactions”). On October 16, 2025, representatives of Odyssey and representatives of AOM jointly delivered to representatives of OML an initial draft summary of terms for the OML Transactions (the “OML Term Sheet”), which contemplated a $5.0 million royalty-based investment to be funded by either Odyssey or AOM pursuant to a royalty on future project revenues. It also contemplated a 90-day exclusivity period. During the exclusivity period, the parties also contemplated negotiating the terms of additional equity investments. In addition, the initial term sheet contemplated a potential purchase and conversion of OML’s indebtedness to Transocean Minerals Holdings Limited (“Transocean”), an OML equity holder, and an equity exchange mechanism involving shares of Odyssey Common Stock.

On October 21, 2025, the Special Transaction Committee held a meeting attended by members of Odyssey’s management, Mr. Justh, and representatives of Allen Overy Shearman Sterling US LLP (“A&O Shearman”) to discuss an appropriate process for evaluating the Potential Transactions. At the meeting, Mr. Gordon provided an update on the status of the Potential Transactions, which Mr. Justh supplemented with additional context regarding valuation considerations relating to OML and CIC Limited. Mr. Justh then left the meeting, after which representatives of A&O Shearman discussed with the Special Transaction Committee its mandate and authority, the role of the full Odyssey Board, applicable fiduciary duties, and the process for retaining an independent financial advisor. Mr. Gordon also subsequently left the meeting, following which the Special Transaction

Committee discussed regulatory and other transaction-related considerations. Later that day, having considered confirmations provided by A&O Shearman regarding the absence of relationships with AOM, Mr. Justh and other parties that could reasonably be expected to have an interest in the Potential Transactions, the Special Transaction Committee approved, by written consent, the engagement of A&O Shearman as its independent legal advisor.

On October 22, 2025, the Special Transaction Committee held a meeting attended by members of Odyssey’s management, Mr. Justh, and representatives of A&O Shearman. At the meeting, Ms. Fennessey summarized the OML Term Sheet and reviewed the AOM Proposal Letter. During the meeting, Mr. Justh provided an update regarding discussions involving CIC Limited. Mr. Justh then left the meeting, following which the Special Transaction Committee discussed the potential structure and sequencing of a transaction involving Odyssey, AOM, OML, and CIC Limited. The Special Transaction Committee also appointed Mr. Siegel as the chair of the Special Transaction Committee.

On October 23, 2025, Mr. Gordon and certain members of the AOM team met with the board of directors of OML to discuss the Potential Transactions, and to introduce AOM and its representatives to OML’s board of directors.

On October 28, 2025, members of Odyssey’s management and AOM’s representatives met with representatives of Moelis & Company LLC (“Moelis”), with whom the Special Transaction Committee had been discussing a potential engagement, to introduce AOM’s representatives and to discuss the terms of the AOM Proposal Letter.

On October 30, 2025, the Special Transaction Committee held a meeting attended by members of Odyssey’s management, Mr. Justh, and representatives of A&O Shearman. At the meeting, Mr. Gordon provided updates regarding the status of discussions with OML, including a potential royalty-based investment, as well as his views regarding the potential benefits of the Potential Transactions for Odyssey Stockholders. The Special Transaction Committee discussed the strategic rationale of the Potential Transactions. Mr. Justh then left the meeting, following which the Special Transaction Committee discussed the potential engagement of Moelis as an independent financial advisor, as well as alternative advisory options, and considered preliminary valuation considerations in connection with the Potential Transactions.

In early November 2025, representatives of Odyssey and AOM prepared and negotiated proposed term sheets relating to a series of potential investment and strategic transactions involving CIC Limited (the “CIC Limited Transactions”) and exchanged preliminary information regarding CIC Limited’s exploration activities, regulatory status, and ownership structure, the potential role of CIC Limited and its assets in a possible business combination and related strategic arrangements. AOM then delivered to CIC Limited and certain of its existing equityholders an initial draft term sheet outlining the proposed CIC Limited Transactions (the “CIC Limited Term Sheet”).

The CIC Limited Term Sheet contemplated an initial non-dilutive investment of $5.0 million by AOM and an equity exchange transaction pursuant to which AOM would acquire equity interests in CIC Limited. In addition, the CIC Limited Term Sheet contemplated the potential for additional equity investments and option arrangements that could result in AOM obtaining a controlling ownership interest in CIC Limited over time and a 90-day exclusivity period.

Also in early November 2025, a representative of AOM engaged in discussions with CIC LLC regarding a related series of potential investment and strategic transactions (the “CIC LLC Transactions”) and delivered an initial draft term sheet outlining the proposed CIC LLC Transactions (the “CIC LLC Term Sheet”). CIC LLC, which is controlled by Odyssey’s former Chairman of the Board and Chief Executive Officer, Gregory P. Stemm, is a significant equityholder in CIC Limited, and Odyssey had previously provided services to CIC LLC; its members also are significant equityholders in AOM. In these discussions, the parties considered a framework pursuant to which AOM would obtain rights, following a merger with Odyssey, to acquire CIC LLC’s equity interests in CIC Limited, or alternatively the equity interests in CIC LLC itself, together with related financing arrangements to support CIC Limited’s exploration and development activities.

The CIC LLC Term Sheet contemplated an option arrangement pursuant to which AOM would have the right, following its contemplated merger transaction with Odyssey, to acquire CIC LLC’s equity interests in CIC Limited or the equity interests in CIC LLC.

Also on November 3, 2025, the Special Transaction Committee held a meeting attended by members of Odyssey’s management, Mr. Justh, and representatives of A&O Shearman. At the meeting, Mr. Gordon provided an update regarding the status of discussions with OML, Mr. Justh shared his view that CIC Limited’s leadership supported a potential transaction, and Ms. Fennessey provided updates on the proposed OML Term Sheet, CIC Limited Term Sheet, and CIC LLC Term Sheet. The Special Transaction Committee also discussed the potential engagement of Moelis as its financial advisor and authorized Odyssey’s management to continue discussions with Moelis, while reserving final approval.

On November 3, 2025, AOM and CIC Limited entered into the CIC Limited Term Sheet.

On November 7, 2025, the Special Transaction Committee, by written consent, approved the OML Term Sheet and authorized Odyssey’s officers to negotiate and finalize such changes to the OML Term Sheet as they deemed appropriate, to execute the OML Term Sheet as so finalized, and to prepare and negotiate definitive documentation of the transactions contemplated in the OML Term Sheet.

During the week of November 9, 2025, representatives of AOM, Odyssey, and OML held a series of meetings to discuss transaction structure and timing.

On November 10, 2025, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis to meet representatives of Moelis in connection with the Special Transaction Committee’s consideration of engaging Moelis as its financial advisor. During the meeting, representatives of Moelis discussed their professional backgrounds and provided preliminary perspectives on the Potential Transactions. In addition, Ms. Fennessey provided the Special Transaction Committee with updates regarding the status of the OML Term Sheet and the CIC Limited Term Sheet. The Special Transaction Committee subsequently, following receipt and review of relationship disclosure from Moelis regarding AOM and other relevant transaction participants, approved, by written consent on November 22, 2025, the engagement of Moelis as its independent financial advisor.

On November 12, 2025, it was proposed by AOM to Mr. Gordon that Mr. Justh be appointed as interim chief executive officer of AOM.

On November 13, 2025, AOM, CIC LLC, and certain members of CIC LLC entered into the CIC LLC Term Sheet. The CIC LLC Term Sheet contemplated an option arrangement pursuant to which AOM would have the right, following the merger with Odyssey, to acquire CIC LLC’s equity interests in CIC Limited or the equity interests in CIC LLC.

On November 17, 2025, following further discussions and negotiations among the parties, Odyssey, AOM, OML and Transocean entered into the OML Term Sheet, which provided for a path to at least 67% ownership of OML, an initial funding timeline, expansion of the exclusivity arrangements, a framework for additional equity investments and treatment of OML’s existing indebtedness. The revised OML Term Sheet also added governing law, termination, and confidentiality provisions, certain of which were designated as binding.

On November 19 and 20, 2025, Mr. Gordon met with Mr. Justh and certain representatives of AOM for a series of meetings with representatives of OML and Transocean. Mr. Gordon reported to the Special Transaction

Committee in a detailed email regarding the substance of the meetings, the proposal that Mr. Justh serve as AOM’s interim chief executive officer, and Mr. Gordon’s subsequent communications with Mr. Justh concerning the proposal, during which Mr. Justh indicated his willingness to serve as AOM’s chief executive officer. On October 2, 2025, AOM entered into a consulting arrangement with Mr. Justh in connection with his leadership role.

On November 25, 2025, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis to receive updates on the proposed business combination and the OML, CIC Limited, and CIC LLC transaction workstreams, as well as updates regarding AOM’s fundraising efforts, and valuation considerations that would inform subsequent negotiations.

Also on November 25, 2025, representatives of AOM and certain of its representatives met with representatives of Moelis and representatives of Odyssey, including Mr. Gordon and Ms. Fennessey, to introduce Moelis to AOM and its representatives. At the meeting, the AOM representatives provided an overview of AOM and discussed the proposed transaction structure and anticipated timing. They also responded to questions from Moelis regarding considerations relating to relative valuation and proposed post-transaction governance arrangements.

On December 1, 2025, the Special Transaction Committee held a meeting attended by Ms. Fennessey and representatives of A&O Shearman and Moelis to discuss potential approaches for engaging significant Odyssey Stockholders in connection with a potential transaction with AOM. The Special Transaction Committee considered the potential benefits and risks of Mr. Gordon discussing a potential transaction with AOM with certain significant Odyssey Stockholders (“Stockholder A” and “Stockholder B”) and facilitating introductions between such Odyssey Stockholders and AOM and its representatives. The Special Transaction Committee also discussed the potential participation of Stockholder A and Stockholder B in AOM’s proposed financing, including a potential bridge financing that would permit participating investors to participate in subsequent transactions meeting specified criteria. Following the discussion, the Special Transaction Committee authorized Mr. Gordon to continue discussions regarding potential financing approaches involving certain significant Odyssey Stockholders.

On December 2, 2025, Mr. Gordon and representatives of AOM met to discuss certain deal-related points, Mr. Gordon participated in a call with an Odyssey Stockholder to discuss potential participation in the AOM Bridge Financing and met with representatives of Capital Latinoamericano, S.A. de C.V. (“CapLat”), an Odyssey Stockholder and Odyssey’s joint venture partner in connection with Odyssey’s Mexican Phosphate Project, to discuss the status of that business.

On December 3, 2025, Mr. Justh and certain representatives of AOM met with a representative of Stockholder A to discuss the Potential Transactions. Representatives of Stockholder A subsequently met with Mr. Gordon and CapLat to discuss the Potential Transactions.

On December 3, 2025, the Special Transaction Committee held a meeting attended by Ms. Fennessey and representatives of A&O Shearman and Moelis. During the meeting, representatives of A&O Shearman discussed fiduciary duty considerations, and representatives of Moelis discussed relative valuation approaches, potential methods of raising capital in anticipation of or in connection with the Potential Transactions, and related timing and structuring considerations. Ms. Fennessey also reviewed the exclusivity arrangements then in place with AOM, OML, and CIC Limited and discussed the potential need to extend such arrangements in the coming weeks.

On December 9, 2025, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis to discuss recent developments relating to the Potential Transactions. Mr. Gordon provided updates on ongoing discussions with Transocean and AOM. Representatives of A&O Shearman then provided an overview of potential approaches to the Mexican Phosphate Project in the context of the Potential Transactions.

On December 10, 2025, representatives of Cassels Brock & Blackwell LLP (“Cassels”) and Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), counsel to AOM, shared with representatives of A&O Shearman a term sheet describing proposed terms of the AOM Bridge Financing.

On December 15, 2025, certain representatives of AOM met with representatives of Stockholder A to discuss potential participation in the AOM Bridge Financing.

On December 16, 2025, the Special Transaction Committee held a meeting attended by members of Odyssey’s management, Mr. Justh, and representatives of A&O Shearman and Moelis to discuss updates regarding the Potential Transactions, transaction-related financing, including the AOM Bridge Financing and a proposed AOM PIPE Financing, and the status of discussions with Citigroup Global Markets Inc. (“Citi”) and Cantor Fitzgerald & Co. (“Cantor”) regarding their potential engagement as joint placement agents for AOM in connection with the AOM PIPE Financing and capital markets advisor or financial advisor, as applicable, for AOM in connection with the Merger. Mr. Gordon updated the Special Transaction Committee on negotiations with OML and discussions with Transocean regarding the purchase of Transocean’s convertible debt in OML, noting substantial completion of negotiations. Mr. Justh then excused himself from the meeting. Ms. Fennessey subsequently updated the Special Transaction Committee on process and exclusivity matters. At the request of the Special Transaction Committee, Mr. Gordon also discussed the viability of transactions with potential alternative counterparties and confirmed that, other than AOM and the counterparties to the Potential Transactions, he was not aware of any parties that had expressed interest in a business combination, significant investment, or similar transaction involving Odyssey. Following discussion, the Special Transaction Committee authorized Odyssey management to finalize documentation with Transocean and OML consistent with the terms discussed and to explore extending exclusivity with AOM.

On December 18, 2025, AOM provided Odyssey access to a virtual data room containing information and materials made available in connection with Odyssey’s evaluation of the Potential Transactions.

On December 23, 2025, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis to review developments relating to the Potential Transactions. During the meeting, the Special Transaction Committee also authorized a 60-day extension of exclusivity with AOM, which extension was agreed to by AOM later that day.

Throughout January 2026, Odyssey, AOM, OML, CIC Limited, and their representatives and advisors continued drafting and negotiating documentation for the OML Transactions, the CIC Transactions, and the CIC LLC Transactions and alternatives for the Mexican Phosphate Project.

During January 2026 and early February 2026, Messrs. Justh and Gordon, along with certain representatives of AOM, met with representatives of Stockholder A and B and CapLat to discuss the Potential Transactions and conducted diligence on CIC and its regulatory posture.

On January 29, 2026, representatives of Moelis discussed with representatives of Citi and Cantor the contemplated AOM PIPE Financing process, including marketing and the relative and pro forma valuation of the combined company.

On January 31 and February 1, 2026, Messrs. Justh and Gordon, among others, participated in a series of meetings with Stockholder A and Stockholder B to discuss transaction value and relative valuation considerations. On February 1, 2026, Messrs. Justh and Gordon also participated in a call with a representative of CapLat regarding the status of the Potential Transactions and subsequently updated Mr. Siegel on the related valuation discussions.

Also on February 2, 2026, AOM executed a revenue participation agreement with CIC Limited and funded an initial $1.5 million under that agreement.

On February 4, 2026, A&O Shearman sent an initial draft of a term sheet describing the proposed Merger Agreement (the “Merger Agreement Term Sheet”) to Cassels and Gibson Dunn. The Merger Agreement Term Sheet outlined the basic structure of a stock-for-stock merger pursuant to which Odyssey would acquire 100.0% of the outstanding equity interests of AOM, the anticipated process for effecting the transaction and related financing, the merger consideration, key conditions, and other customary terms.

On February 5, 2026, the Special Transaction Committee held a meeting attended by members of Odyssey’s management, Mr. Justh, and representatives of A&O Shearman and Moelis, at which Mr. Justh provided an update regarding developments relating to AOM and the Potential Transactions, including that AOM was close to completing the AOM Bridge Financing in an aggregate amount of approximately $75.6 million. Following Mr. Justh’s departure from the meeting, the Special Transaction Committee discussed and considered certain financial aspects relating to the Potential Transaction reviewed by representatives of Moelis, as well as AOM’s stated position regarding relative valuation (which was based on principles set forth in the final AOM Proposal Letter, including determining Odyssey’s value by reference to market trading prices and AOM’s value by reference to the AOM PIPE Financing), the potential role of the anticipated AOM PIPE Financing in informing valuation considerations, and Odyssey’s liquidity position and related financing alternatives. Following this discussion, the Special Transaction Committee noted that it would continue to further evaluate approach to relative valuation in the Potential Transactions, including in light of investor feedback received in connection with the AOM PIPE Financing.

Also on February 5, 2026, Gibson Dunn sent A&O Shearman an initial draft of a term sheet describing the principal terms of a proposed separation of the Mexican Phosphate Project (the “Mexican Separation Term Sheet”). The Mexican Separation Term Sheet contemplated a transaction pursuant to which Odyssey would transfer the Mexican Phosphate Project to a newly formed holding company to be separated from Odyssey through a pre-closing spin-off to Odyssey stockholders or, if a spin-off was not completed, through the issuance of contingent value rights entitling Odyssey stockholders to receive any net proceeds from a future monetization of such assets, generally subject to a five-year term.

On February 6, 2026, representatives of Gibson Dunn provided A&O Shearman with a revised draft Merger Agreement Term Sheet. The revised draft reflected a proposed preliminary valuation for AOM of $1.25 billion, increased by proceeds from the AOM Bridge Financing and AOM PIPE Financing, and assumed that AOM, together with Odyssey’s existing interests, would own up to 100.0% of OML and approximately 48.0% of CIC Limited following completion of related transactions. The revised term sheet contemplated that the merger consideration would consist solely of newly issued shares of Odyssey Common Stock, with the aggregate share consideration determined based on the 30-day volume-weighted average trading price of Odyssey Common Stock prior to public announcement, and allocated pro rata among AOM Stockholders, including investors in the AOM Bridge Financing and AOM PIPE Financing.

During the first two weeks of February 2026, AOM closed on the AOM Bridge Financing through the issuance of AOM Bridge Debentures.

On February 10, 2026, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis to review the revised Merger Agreement Term Sheet and the Mexican Separation Term Sheet, including key valuation, structuring and separation considerations.

On February 11, 2026, Mr. Gordon spoke with representatives of AOM regarding certain deal-related issues. Representatives of AOM proposed a relative pre-money valuation framework under which AOM and Odyssey would be valued on a 90%–10% basis, with both parties thereafter subject to pro rata dilution based on capital raised in connection with the transaction.

Also on February 11, 2026, Odyssey sent a revised draft of the Merger Agreement Term Sheet to AOM, which contemplated a phased marketing process for the AOM PIPE Financing intended to inform agreement on AOM’s valuation for purposes of the transaction.

On February 12, 2026, AOM sent a further revised draft of the Merger Agreement Term Sheet to Odyssey and the Special Transaction Committee met with representatives of A&O Shearman and Moelis to review the revised term sheet. Mr. Gordon noted that the revised term sheet reflected an implied valuation of up to $1.25 billion for AOM, a post-closing ownership allocation of approximately 90% to AOM stockholders and 10% to pre-closing Odyssey Stockholders. The Special Transaction Committee and representatives of Moelis discussed the proposed ownership allocation and the requirement that AOM consummate the AOM PIPE Financing with gross proceeds of at least $25 million, including related financing considerations. The Special Transaction Committee directed management and its advisors to reflect in a revised term sheet a minimum valuation framework for Odyssey based on the 30-day volume-weighted average trading price of Odyssey Common Stock. Mr. Gordon expressed his view that the revised economic terms proposed by AOM represented the most favorable outcome likely achievable through further negotiations.

Also on February 12, 2026, Odyssey sent a revised draft of the Merger Agreement Term Sheet to AOM. The Merger Agreement Term Sheet was executed by Odyssey and AOM the following day.

Also on February 12, 2026, AOM engaged Cantor as a joint placement agent in connection with the AOM PIPE Financing and financial advisor in connection with the Merger pursuant to an engagement letter dated as of February 12, 2026.

On February 16, 2026, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis to discuss structuring, financing, governance, and other considerations relating to the potential separation of the Mexican Phosphate Project.

Also on February 16, 2026, Mr. Gordon, Ms. Pommeraud, and Ms. Fennessey met with representatives of Stockholder A and Stockholder B to outline a proposed plan for a potential separation of the Mexican Phosphate Project.

Also on February 16, 2026, AOM engaged Citi as a joint placement agent in connection with the AOM PIPE Financing and capital markets advisor in connection with the Merger.

On February 19, 2026, representatives of Odyssey, AOM, and their respective representatives participated in a joint meeting hosted by Citi and Cantor to discuss the AOM PIPE Financing process. Later in February, Citi and Cantor commenced investor outreach for the AOM PIPE Financing. Draft documentation for the AOM PIPE Financing was circulated among the parties and to investors during the month of March.

On February 20, 2026, representatives of Odyssey circulated an initial draft of the Merger Agreement to AOM.

On February 23, 2026, Mr. Gordon met with a representative of Poplar Falls LLC (“Poplar Falls”) to discuss a potential separation of the Mexican Phosphate Project.

On March 3, 2026, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis to discuss the status of the AOM PIPE Financing, ongoing negotiations of a draft Merger Agreement between Odyssey and AOM, and proposals for a potential separation of Odyssey’s interest in the Mexican Phosphate Project. The Special Transaction Committee also discussed Odyssey’s anticipated financing needs and management’s proposed strategies to raise capital to fund Odyssey’s operations.

On March 5, 2026, following approval by the Special Transaction Committee, Odyssey and AOM agreed to extend exclusivity to April 6, 2026.

On March 5, 2026, Mr. Gordon and a representative of AOM met separately with a representative of Poplar Falls to discuss the proposed divestment of the Mexican Phosphate Project.

Also on March 5, 2026, representatives of AOM shared a revised draft of the Merger Agreement with representatives of Odyssey.

On March 10, 2026, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis to discuss the Merger Agreement. During the meeting, Odyssey’s management and representatives of A&O Shearman provided updates regarding the status of the AOM PIPE Financing and terms of the CIC Limited and OML transaction documents. The Special Transaction Committee also discussed the potential structure of a Mexican Phosphate Project separation, and Moelis provided an update on the financial analyses being undertaken in connection with the Potential Transactions, the status of the AOM PIPE Financing efforts, and the potential impact of recent market volatility on that process.

On March 12, 2026, a representative of J.P. Morgan emailed Mr. Gordon requesting a call on behalf of an unidentified client interested in exploring a potential M&A opportunity with Odyssey. At the next meeting of the Special Transaction Committee on March 17, 2026, the Special Transaction Committee was informed of the J.P. Morgan inquiry and discussed potential responses. Following discussions with AOM and AOM’s counsel, and in light of the mutual exclusivity agreement between Odyssey and AOM, Mr. Gordon did not respond to the J.P. Morgan inquiry, and no further follow-up from J.P. Morgan was received.

Also on March 12, 2026, representatives of Odyssey shared a revised draft of the Merger Agreement with AOM.

On March 17, 2026, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis to discuss the status of the Potential Transactions. During the meeting, representatives of Moelis updated the Special Transaction Committee on the status of the financial analyses being undertaken in connection with the Potential Transactions.

On March 20, 2026, AOM entered into agreements with OML and related parties intended to advance AOM’s strategic relationship with OML and its broader activities in the Cook Islands. These agreements included the OML Unit Purchase Agreement pursuant to which AOM agreed to make equity investments in OML and obtained rights, subject to specified conditions, to increase its ownership interest in OML over time. In connection with this agreement, AOM funded a portion of the contemplated investment and received OML equity interests.

On the same date, AOM and OML entered into the OML Collaboration MOU pursuant to which the parties agreed to cooperate across a range of operational, technical, regulatory, environmental, and commercial areas, including data sharing, joint technical development, processing technologies, logistics coordination, vendor negotiations, and engagement with governmental and regulatory authorities. AOM also entered into the OML Equity Exchange Commitment Letter with certain existing OML equityholders pursuant to which such equityholders agreed, subject to the terms and conditions of the definitive exchange agreement, to exchange a portion of their OML equity interests for shares of Odyssey Common Stock following completion of the Merger.

Also on March 20, 2026, AOM entered into the OML RPA with MML and OML providing a guarantee, pursuant to which AOM was granted a perpetual revenue participation interest in certain mineral proceeds derived from licensed seabed areas in the Cook Islands, subject to specified limitations. In addition, AOM entered into the Debt Assignment Agreement pursuant to which it acquired outstanding indebtedness of OML, which AOM subsequently converted into OML equity. The material terms of these agreements, and the transactions contemplated thereby, are described in greater detail in the section of this proxy statement/prospectus entitled “Certain Agreements Related to the Merger.”

In discussions on March 20 and March 23, 2026, Mr. Gordon and an advisor to AOM continued to discuss open transaction issues.

On March 23, 2026, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis to discuss the status of the AOM PIPE Financing process, review the draft Merger Agreement and discuss the separation of the Mexican Phosphate Project. With respect to the proposed separation of the Mexican Phosphate Project, the Special Transaction Committee discussed Poplar Falls’ requests for a consent fee and modifications to existing warrants, as well as a potential financing proposal from Stockholder A and Stockholder B for a newly formed holding company for the Mexican Phosphate Project (“ORM HoldCo”), and the potential dilutive effects of such financing on other Odyssey Stockholders.

On March 24, 2026, representatives of AOM shared a revised draft of the Merger Agreement with Odyssey.

On March 30, 2026, Odyssey received a term sheet (the “Mexico Financing Term Sheet” and, together with the Mexican Separation Term Sheet, the “Mexico Term Sheets”) setting forth terms for a proposed financing for separation of the Mexican Phosphate Project by certain stockholders and Poplar Falls.

On March 30, 2026, representatives of AOM informed Odyssey’s management that certain key potential investors in the AOM PIPE Financing had requested a limitation on Odyssey’s ability to issue equity between signing and closing of the Potential Transactions (the “Standstill Provision”). In response, Mr. Gordon discussed Odyssey’s anticipated funding needs with representatives of AOM during that period and began discussions regarding the potential for AOM to provide funding for Odyssey prior to closing.

On March 31, 2026, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis to discuss updates regarding the Potential Transactions and the AOM PIPE Financing, including AOM’s expectation of a combined company valuation of approximately $750.0 million, and AOM’s request for the Standstill Provision. Representatives of Moelis reviewed preliminary financial analyses relating to the Potential Transactions, which the Special Transaction Committee discussed, including in light of considerations related to Odyssey’s historical challenges in accessing capital.

On April 1, 2026, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis to discuss the Potential Transactions. Representatives of A&O Shearman, Moelis, and Odyssey’s management also provided updates regarding the status of the AOM PIPE Financing and outstanding transaction issues. The Special Transaction Committee discussed developments regarding the proposed separation of the Mexican Phosphate Project, including a proposed financing for ORM HoldCo, related discussions with AOM, potential dilutive effects on Odyssey Stockholders, and alternatives to the proposed financing. The Special Transaction Committee also discussed consent and warrant matters relating to Poplar Falls and directed management and its advisors to continue related discussions.

On April 3, 2026, Mr. Gordon and Ms. Fennessey met with a representative of Poplar Falls to discuss the proposed Mexican Phosphate Project divestment and related financing and litigation funding.

Also on April 3, 2026, certain representatives of Odyssey and AOM met to discuss open transaction issues. After noting that investors had finalized indications of interest in the AOM PIPE Financing of $150.0 million, representatives of AOM stated that AOM was seeking adjustments to the terms of the Proposed Transactions that would reduce Odyssey’s implied transaction valuation by approximately $28 million from the $75 million valuation reflected in the previously contemplated 90%–10% relative equity allocation between AOM and Odyssey for an implied combined company valuation of $750.0 million. These adjustments would result in a revised relative equity allocation of approximately 94.0% to AOM and 6.0% to Odyssey to reflect the interim funding to be provided by AOM to Odyssey (the “AOM Loan”), Odyssey’s anticipated transaction expenses, valuation and financing matters related to the Mexican Phosphate Project, and anticipated severance and retention costs of Odyssey or the combined company (collectively, the “AOM Reduction Items”).

In the morning of April 4, 2026, representatives of Moelis met with representatives of AOM to further discuss AOM’s positions regarding the AOM Reduction Items and the related proposed adjustments to the relative equity allocations.

On April 4, 2026, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis. Mr. Gordon updated the Special Transaction Committee on the call he and Mr. Siegel had participated in the prior evening with the representatives of AOM, and reported that those representatives of AOM indicated that AOM was prepared to pursue alternative transactions if agreement could not be reached on the AOM Reduction Items. Representatives of Moelis also summarized the separate call they had participated in earlier that day with AOM and noted that AOM had asserted that the AOM Reduction Items, and resulting relative value allocations, were appropriate in light of market conditions, Odyssey-specific factors, and AOM’s capital-raising capabilities and other attributes. Representatives of A&O Shearman then led a discussion of potential responses and related fiduciary, timing, and process considerations, and Moelis reviewed the AOM Reduction Items, related transaction history, potential responses, and the anticipated impact of the proposed revisions on Odyssey Stockholders in the Potential Transactions. At the conclusion of the meeting, the Special Transaction Committee determined that Mr. Siegel would inform AOM that the proposed adjustments to the relative value allocation were not acceptable. The Special Transaction Committee further determined that a limited adjustment to the relative equity allocation could ultimately be appropriate to reflect interim funding by AOM. Following the meeting, Mr. Siegel and representatives of AOM discussed the agreed communications.

On April 6, 2026, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis. Mr. Siegel reported on his communications with representatives of AOM. Representatives of Moelis reviewed analyses regarding the AOM Reduction Items and their potential impact on relative equity allocations. The Special Transaction Committee further discussed the AOM Reduction Items, Odyssey’s liquidity position, and recent trading performance of Odyssey Common Stock, and determined that it could be appropriate to propose revised relative equity allocations of approximately 91.0% to AOM and 9.0% to Odyssey, subject to further analysis and resolution of remaining issues. At the conclusion of the meeting, the Special Transaction Committee approved transmission of an issues list to AOM, reflecting positions discussed in the meeting.

On April 6, 2026, a representative of A&O Shearman and Ms. Fennessey participated in a meeting with legal counsel to Poplar Falls to discuss the proposed divestment of the Mexican Phosphate Project and related litigation funding obligations.

On April 6, 2026, representatives of AOM informed Mr. Gordon that AOM would be willing to accept a revised relative equity allocation of 92.0% to AOM and 8.0% to Odyssey.

Later on April 6, 2026, the Special Transaction Committee held an additional meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis. Representatives of Moelis reviewed further preliminary financial analyses. Representatives of A&O Shearman and Ms. Fennessey reviewed the status of negotiations. Following discussion, the Special Transaction Committee approved the transmission to AOM of an issues list reflecting the Special Transaction Committee’s positions, including proposed relative equity allocations of 91% to AOM and 9% to Odyssey.

On April 7, 2026, AOM indicated its agreement with the proposed terms, subject to certain modifications, including with respect to conditionality relating to completion of the Mexican Phosphate Project and the terms of the AOM Loan.

On April 7, 2026, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis. Mr. Siegel reported on discussions with AOM following transmission of the Special Transaction Committee’s positions, noting that AOM had agreed to relative equity allocations in the combined company of 91% to AOM and 9% to Odyssey and that most remaining issues appeared close to resolution.

During the day on April 7, 2026, Messrs. Siegel and Gordon participated in a series of meetings with AOM representatives to discuss the status of negotiations with other parties regarding the separation of the Mexican Phosphate Project.

Later in the evening of April 7, 2026 (and continuing into the early morning of April 8, 2026), the Odyssey Board and the Special Transaction Committee held a joint meeting with representatives of Moelis and A&O Shearman in attendance. Prior to inviting Mr. Justh to join the meeting, Messrs. Siegel and Gordon updated the Special Transaction Committee on discussions with AOM. A representative of Moelis provided the Special Transaction Committee with updated relationship disclosure regarding AOM and other transaction participants which was consistent with its previously provided disclosures. Mr. Justh then joined the meeting and representatives of Moelis reviewed Moelis’s financial analysis of the Merger. At the request of the Special Transaction Committee, Moelis then rendered its oral opinion to the Special Transaction Committee, which was subsequently confirmed in writing, as to, as of April 8, 2026, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken as set forth in Moelis’s written opinion, the fairness, from a financial point of view, of the Exchange Ratio in the Merger to Odyssey (as more fully described in the section of this proxy statement/prospectus entitled “The Merger— Opinion of the Financial Advisor to the Special Transaction Committee”). Representatives of A&O Shearman discussed fiduciary considerations and the terms of the Merger Agreement and related transaction documents, and Mr. Gordon discussed Odyssey’s alternatives and funding challenges absent a transaction. Following discussion, the Special Transaction Committee unanimously approved resolutions determining that Merger Agreement and the Proposed Transactions are fair to, and in the best interests of, Odyssey and Odyssey’s unaffiliated stockholders, approving the Merger Agreement, the related transaction agreements providing for the Proposed Transactions, and the Merger and other Proposed Transactions and recommending that the Odyssey Board approve the same. The Odyssey Board then unanimously approved resolutions determining that the Merger Agreement and the Proposed Transactions are fair to, and in the best interests of, Odyssey and Odyssey’s unaffiliated stockholders and approving the Merger Agreement, the related transaction agreements providing for the Proposed Transactions, and the Merger and other Proposed Transactions.

On April 8, 2026, prior to market open, the parties to the Proposed Transactions executed the transaction agreements, including the Merger Agreement, the PIPE Subscription Agreement, the OML Agreements, the CIC Limited Agreements, and the Note Purchase Agreement, and jointly announced the transactions in a press release issued by AOM and Odyssey. On the same day, the AOM Support Agreement and the Odyssey Support Agreement were executed, with the Odyssey Support Agreement being entered into by, among others, Stockholder A and Stockholder B.

Following execution of the transaction agreements, representatives of Odyssey and AOM have engaged in further discussions with Poplar Falls regarding the proposed separation of the Mexican Phosphate Project and the related transfer of litigation funding obligations to ORM HoldCo. As of the date of this proxy/statement prospectus, discussions remain ongoing but definitive terms have yet to be agreed.

Odyssey’s Reasons for the Merger

Establishment of Special Transaction Committee

On October 1, 2025, the Odyssey Board established the Special Transaction Committee, consisting entirely of independent and disinterested directors, and delegated to it exclusive authority with respect to the evaluation of potential strategic transactions with AOM, CIC, CIC LLC, and OML. In particular, the Special Transaction Committee was authorized, among other things, to (a) evaluate and pursue any such potential transaction or any potential alternative transaction, (b) retain, compensate, and oversee independent legal, financial, tax, accounting, valuation, and other advisors of its choosing, (c) receive and consider information, proposals, and recommendations from Odyssey’s management and legal and financial advisors, (d) negotiate, reject, determine not to pursue, or, subject to applicable law, approve any potential transaction and the execution and delivery of related definitive agreements, (e) make recommendations to the Odyssey Board regarding any potential transaction or alternative transaction, and (f) take such other actions as the Special Transaction Committee deemed necessary or appropriate in carrying out its responsibilities. The Odyssey Board further resolved that it would not approve any such potential transactions without a prior favorable recommendation of the Special Transaction Committee.

Recommendations of the Special Transaction Committee and the Odyssey Board

On October 1, 2025, the Odyssey Board established the Special Transaction Committee, consisting entirely of independent and disinterested directors, and delegated to it exclusive authority with respect to the evaluation of potential strategic transactions with AOM, CIC, CIC LLC, and OML. In particular, the Special Transaction Committee was authorized, among other things, to (i) evaluate and pursue any such potential transaction or any potential alternative transaction, (ii) retain, compensate, and oversee independent legal, financial, tax, accounting, valuation, and other advisors of its choosing, (iii) receive and consider information, proposals, and recommendations from Odyssey’s management and legal and financial advisors, (iv) negotiate, reject, determine not to pursue, or, subject to applicable law, approve any potential transaction and the execution and delivery of related definitive agreements, (v) make recommendations to the Odyssey Board regarding any potential transaction or alternative transaction, and (vi) take such other actions as the Special Transaction Committee deemed necessary or appropriate in carrying out its responsibilities. The Odyssey Board further resolved that it would not approve any such potential transactions without a prior favorable recommendation of the Special Transaction Committee.

At a meeting held on April 7, 2026, after extensive consultation with, and acting with the advice of, its own independent legal and financial advisors, the Special Transaction Committee unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the transactions with OML, CIC, and CIC LLC, are fair to, advisable, and in the best interests of Odyssey and its unaffiliated stockholders, (ii) approved the Merger Agreement and the related transaction documents and the transactions contemplated thereby, and (iii) recommended that the Odyssey Board approve the Merger Agreement and the transactions contemplated thereby and submit the Nasdaq Proposals and the Charter Proposal to Odyssey’s stockholders for approval, and that the Odyssey Board recommend that the Odyssey Stockholders approve the foregoing.

The Special Transaction Committee’s recommendation was based on a number of factors, including the following (which are not necessarily presented in order of relative importance):

Process and Consideration of Alternatives

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the belief that, after extensive negotiations regarding transaction terms and a review of strategic alternatives, including the prospects of continuing to operate under Odyssey’s standalone plan, the Merger reflected the most favorable terms reasonably available to Odyssey and its unaffiliated stockholders;

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the process conducted by the Special Transaction Committee over a period of more than seven months, including thirty-six formal meetings held prior to the execution of the Merger Agreement, the active engagement of each committee member, and the Special Transaction Committee’s understanding that it was under no obligation to recommend any transaction;

Financial Terms

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the fact that the Exchange Ratio is fixed, with no adjustment in the number of shares of Odyssey Common Stock to be received by AOM Stockholders as a result of possible increases or decreases in the trading price of the Odyssey Common Stock following the announcement of the Merger, which the Special Transaction Committee believed was consistent with market practice for transactions of this type and with the strategic purpose of the Merger and beneficial to the unaffiliated stockholders compared to other transaction structures;

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the financial analyses reviewed and discussed with the Special Transaction Committee by representatives of Moelis in connection with the consideration by the Special Transaction Committee of the proposed Merger, as well as the oral opinion of Moelis rendered to the Special Transaction Committee, subsequently confirmed in writing, to the effect that, as of April 8, 2026, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken as set forth in Moelis’s written opinion, the Exchange Ratio in the Merger was fair, from a financial point of view, to Odyssey, as described in more detail in “—Opinion of the Financial Advisor to the Special Transaction Committee;”

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the transaction’s implied pro forma equity value of approximately $1 billion and more than $230 million of equity capital raised or committed prior to and in connection with signing, including over $155 million of private placement commitments and a $75 million pre-public financing completed by AOM in February 2026;

Prospects of Odyssey

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Odyssey’s current and historical business, financial condition, results of operations, competitive position, strategic alternatives and prospects, as well as Odyssey’s standalone plan in the event it were to remain an independent public company, the risks and challenges associated with remaining an independent public company, the risks and uncertainties associated with executing the standalone plan, and the potential impact of these factors on the future trading price of Odyssey Common Stock, including risks related to:

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the early-stage and capital-intensive nature of deep-sea critical minerals exploration and development, including the absence of operating revenues from commercial production, continued operating losses, and the need for significant additional capital to advance exploration, environmental studies, regulatory processes, and project development activities prior to establishing commercial viability;

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regulatory, permitting, and geopolitical risks inherent in deep-sea mining activities, including uncertainty regarding applicable regulatory regimes, timing and outcome of permitting processes, environmental review requirements, and evolving international, national, and regional policy frameworks governing seabed mineral exploration and development;

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Odyssey’s historical dependence on external financing to fund operations, the uncertainty surrounding the timing, availability, and cost of future financing on acceptable terms, and the risk that such financing, if available, could result in significant dilution to existing stockholders;

•	the historical and then-current trading prices, trading volumes, and liquidity of Odyssey Common Stock;

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technical, operational, and execution risks associated with offshore exploration activities, including risks related to vessel availability, equipment performance, weather conditions, environmental compliance, and the integration and advancement of exploration technologies;

•	competitive dynamics within the deep-sea minerals and broader critical minerals sectors, including competition for capital, regulatory approvals, strategic partnerships, and technical expertise, as well as the impact of such competition on Odyssey’s ability to advance its projects and execute its standalone strategy;

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the costs, management time, and other burdens associated with continuing to operate as an independent public company, particularly in light of Odyssey’s scale, funding requirements, and limited internal resources;

•	the other risks and uncertainties identified in Odyssey’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2025;

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the belief, after consideration of the factors described above, that the consummation of the transactions contemplated by the Merger Agreement represented the best reasonably available alternative for maximizing value to Odyssey Stockholders under the circumstances;

Benefits of the Combined Company

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the financial capacity of the combined company following the Merger, including its anticipated cash balance and committed equity financing, as compared to Odyssey’s historical and anticipated financing constraints on a standalone basis, and the belief that this enhanced financial capacity would better support near-term operational and development objectives;

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the belief that the combined company, as a larger, better-capitalized public company with a strengthened balance sheet, would be expected to have access to capital on more favorable terms, and therefore a lower cost of capital, than Odyssey on a standalone basis;

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the expectation that, assuming agreement is reached on the terms of the proposed separation of Odyssey’s Mexican Phosphate Project, Odyssey’s existing stockholders would have the opportunity to participate in any potential upside associated with such assets and that Odyssey Stockholders therefore have the potential to realize additional value through such separation, and that approximately $60 million of associated liabilities would be removed from Odyssey’s balance sheet as a result of the separation, and the expectation that any such distribution would not result in material tax liabilities to Odyssey Stockholders, in each case subject to applicable approvals, conditions, and completion of definitive arrangements;

•	the expectation that the increased scale of the combined company and broader investor base could support improved trading liquidity following the Merger;

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the potential for the Merger to combine AOM’s larger asset and capital base, as well as its multi-jurisdictional partnerships, and regulatory strategy with Odyssey’s public-company platform, assets, intellectual property, and offshore operating experience to establish a U.S.-controlled deep-sea critical minerals business focused on polymetallic nodules;

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indications of strong investor interest in the investment thesis and strategic direction of the combined company, as reflected in the level of third-party equity commitments and investor engagement in connection with the $155 million AOM PIPE Financing;

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the scale, diversification, and scientific foundation of the combined resource portfolio, including Cook Islands and U.S. application areas with indicated and inferred resources reported under Regulation S-K Item 1300 (see the section entitled “Information about AOM” for further detail), together with a regulatory approach that was viewed as having the potential to mitigate permitting risk and support advancement toward pre-feasibility and environmental study phases;

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the expectation that the combined company would operate under the name “American Ocean Minerals Corporation,” trade on Nasdaq, and be led by a management team and advisors with experience in mining, offshore operations, capital markets, and regulatory engagement, which the Special Transaction Committee believed could support execution and long-term growth;

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the fact that the all-stock nature of the Merger enables Odyssey Stockholders to retain a continuing equity ownership interest in the combined company and to participate in the future value, opportunities, and potential upside of the combined company following the Merger, including any synergies, scale benefits, and long-term growth prospects;

•	the anticipated benefits of the transactions with OML, CIC, and CIC LLC, including their expected contribution to the combined company’s strategic objectives and asset portfolio;

Likelihood of Consummation

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the fact that certain significant stockholders of AOM and Odyssey agreed to enter into support agreements in connection with the Merger, including founding stockholders of AOM who, in the aggregate, beneficially owned a majority of AOM’s outstanding common stock and who agreed to deliver a written consent approving the Merger promptly following the effectiveness of the Registration Statement, such that approval of the Merger by AOM Stockholders would be obtained without the need for a stockholder meeting and no further vote of AOM Stockholders would be required thereafter;

Terms of the Merger Agreement

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the Special Transaction Committee’s thorough review, together with its independent legal and financial advisors, of the structure of the Merger and the financial and other terms of the Merger Agreement as a whole, including the representations, warranties, covenants, and agreements of the parties, the conditions to consummation, and the termination rights and remedies, including the following:

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the fact that the terms of the Merger Agreement were the result of arm’s-length negotiations among the parties, each of which was represented by experienced legal and financial advisors, as more fully described in “The Merger—The Background of the Merger;”

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the provisions of the Merger Agreement that, subject to specified conditions and limitations, permit Odyssey to maintain sufficient operational flexibility to conduct its business in the ordinary course of business consistent with past practice during the period prior to completion of the Merger;

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the fact that, subject to compliance with the Merger Agreement, the Odyssey Board and the Special Transaction Committee may change their recommendation to Odyssey Stockholders where required to comply with their fiduciary duties under applicable law in connection with a superior proposal or an intervening event;

•	the fact that the closing of the Merger is subject to the satisfaction of certain specified conditions relating to the transactions with OML and CIC;

•	the termination provisions of the Merger Agreement, including the circumstances under which the Merger Agreement may be terminated by either party and the consequences of such termination; and

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the availability of customary remedies under the Merger Agreement, including the availability of specific performance and monetary damages, as more fully described in the section entitled “The Merger Agreement”;

In reaching its decision to recommend that Odyssey Stockholders vote to approve the Nasdaq Proposals and the Charter Proposal, the Odyssey Board relied on the recommendation of the Special Transaction Committee and consulted with Odyssey management. After such discussions, at a meeting held on April 7, 2026, the Odyssey Board, acting on the unanimous recommendation of the Special Transaction Committee, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby are fair to, advisable, and in the best interests of Odyssey and its unaffiliated stockholders, (ii) approved the Merger Agreement and the related transaction documents and the transactions contemplated thereby, (iii) authorized the execution and delivery of the Merger Agreement and the related transaction documents and the transactions contemplated thereby, (iv) directed that the Nasdaq Proposals and the Charter Proposal be submitted to Odyssey Stockholders for approval, and (v) resolved to recommend that Odyssey Stockholders approve the Nasdaq Proposals and the Charter Proposal.

The Odyssey Board’s decision was based on a number of factors, including the following (which are not necessarily presented in order of relative importance):

•	the recommendation of the Special Transaction Committee and all of the factors set forth above on which such recommendation was based;

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the fact that the Special Transaction Committee consists of independent and disinterested directors of Odyssey who are not affiliated with any of AOM, CIC, CIC LLC, OML or their respective affiliates, are not employees of Odyssey or AOM or any of their affiliates, and have no financial interest in the Merger different from, or in addition to, the interests of the unaffiliated stockholders of Odyssey other than their interests described under “—Interests of Odyssey Directors and Executive Officers in the Merger;”

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the fact that the Special Transaction Committee was advised by Moelis, as independent financial advisor, and by A&O Shearman, as independent legal advisor, each a nationally recognized firm selected by the Special Transaction Committee;

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the fact that, over a period of more than seven months, the Special Transaction Committee conducted deliberations in thirty-six formal meetings prior to the execution of the Merger Agreement, was advised by independent financial and legal advisors, and that each member of the Special Transaction Committee was actively engaged in the process;

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the fact that the Exchange Ratio and the other terms of the Merger Agreement resulted from arm’s-length negotiations between the Special Transaction Committee and its legal and financial advisors, on the one hand, and AOM and its legal advisors, on the other hand;

•	its understanding of AOM and AOM’s business, financial position, and prospects; and

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the fact that Special Transaction Committee received an opinion (and related financial analyses, which were shared with the Odyssey Board at the request of the Special Transaction Committee) of Moelis to the effect that, as of April 8, 2026, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken as set forth in Moelis’s written opinion, the Exchange Ratio in the Merger was fair, from a financial point of view, to Odyssey, as described in more detail in “—Opinion of the Financial Advisor to the Special Transaction Committee.”

In the course of its deliberations, the Special Transaction Committee and the Odyssey Board were also mindful of a variety of risks, uncertainties and other potentially negative factors, including the following (which are not necessarily presented in order of relative importance):

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the risks and uncertainties inherent in deep-sea mineral exploration, development, and operations, including permitting, environmental, technological, financing, market price, and geopolitical risks, as well as the possibility that anticipated synergies or other benefits of the Merger may not be realized, or may take longer than expected to be realized;

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regulatory, listing, and licensing risks, including that required approvals may not be obtained, or may be delayed or subject to conditions that could adversely affect timing or feasibility, as well as market-related risks, including public-market volatility, the possibility that a liquid trading market for the combined company’s securities may not develop or be sustained, potential dilution from future financings, and the potential for disruption to ongoing business plans during the pendency of Closing;

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the risk that the Merger may not be completed in a timely manner or at all, including the risk that the failure to complete the Merger could cause Odyssey to incur significant expenses and lead to negative perceptions among investors;

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the fact that the consideration to be received by AOM Stockholders will consist of shares of Odyssey Common Stock based on a fixed exchange ratio and that the value of the consideration to be received by AOM Stockholders may increase between signing and Closing as a result of changes in the trading price of the Odyssey Common Stock;

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the dilution to Odyssey’s existing stockholders resulting from the Merger and related transactions, pursuant to which such stockholders are expected to hold a minority equity interest representing approximately 6.7% of the combined company after giving effect to the automatic conversion of the AOM Bridge Debentures and the issuance of AOM Common Stock pursuant to the AOM PIPE Investment and the resulting reduction in their relative voting power and economic interest;

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the early-stage and nascent nature of AOM’s business, including its limited operating history, lack of revenues from commercial operations, and recent formation, which results in heightened uncertainty regarding its ability to execute its business strategy and achieve its anticipated objectives;

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the fact that Odyssey Stockholders are not entitled to appraisal or dissenters’ rights in connection with the Merger because they are not receiving merger consideration or participating in an exchange of their shares, and therefore will not have the ability to seek a judicial determination of the fair value of their shares in connection with the Merger;

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the fact that not all of the conditions to the completion of the Merger, including the consummation of the separation of the Mexican Phosphate Project and the completion of the $155 million AOM PIPE Financing, are within the parties’ control, and that Odyssey and the relevant counterparties may be unable to complete the separation of the Mexican Phosphate Project on acceptable terms or at all;

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the risk that AOM may elect to waive the condition to the Merger relating to the consummation of the separation of the Mexican Phosphate Project, in which case the Merger could be consummated without such separation having been completed and Odyssey Stockholders may not realize the anticipated benefits associated with the separation of the Mexican Phosphate Project, including the removal of related liabilities or the opportunity to participate in any potential upside associated with such assets (other than through their continuing ownership interest in the combined company);

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the fact that completion of the $155 million AOM PIPE Financing is conditioned on the implementation of the Reverse Stock Split, and the risk that failure to complete such Reverse Stock Split on a timely basis could delay or prevent the completion of the $155 million AOM PIPE Financing and, as a result, the consummation of the Merger;

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the fact that, in connection with the Merger, AOM has committed to provide Odyssey with interim bridge financing to fund operations through the anticipated closing, which subjects Odyssey to certain covenants and conditions, and the risk that Odyssey could experience adverse effects if AOM does not advance funds in accordance with the terms of the bridge financing, if the conditions to drawing under the bridge financing are not satisfied, or if the period between signing and completion of the Merger is longer than currently anticipated;

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the fact that certain of Odyssey’s directors and executive officers may have interests in the Merger that are different from, or in addition to, their interests as stockholders of Odyssey, which may create potential conflicts of interest, as described under “—Interests of Odyssey Directors and Executive Officers in the Merger;”

•	the substantial costs to be incurred by Odyssey in connection with the Merger and the negotiation of the transaction documents, including in connection with any litigation that may result from the announcement or pendency of the Merger, some of which may be payable regardless of whether the Merger is consummated, and the impact of such costs on Odyssey’s financial position;

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the restrictions set forth in the Merger Agreement on the conduct of Odyssey’s business prior to completion of the Merger, which require Odyssey to refrain from taking certain actions, subject to specified limitations, which could delay or prevent Odyssey from undertaking certain transactions pending completion of the Merger;

•	the fact that the Merger Agreement provides for the payment of a termination fee of $2.2 million that would become payable by Odyssey under certain circumstances;

•	the fact that AOM has sold and assigned its interest in the Royalty Agreements to Atlas; and

•

the various other applicable risks associated with Odyssey and AOM and the Merger, including the risks described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

The Special Transaction Committee and the Odyssey Board each determined that the risks and potentially negative factors associated with the Merger were outweighed by the potential benefits of the Merger and each determined that the Merger Agreement and the other transaction documents to which Odyssey is a party and the transactions contemplated thereby are advisable and fair to, and in the best interests of, Odyssey and its stockholders, including the unaffiliated stockholders of Odyssey.

The foregoing discussion of the information and factors considered by the Special Transaction Committee and the Odyssey Board in reaching their respective conclusions and recommendations is not intended to be exhaustive, but includes the material factors considered by the Special Transaction Committee and the Odyssey Board. In view of the wide variety of factors considered in connection with its evaluation of the Merger Agreement and the other transaction documents and the transactions contemplated thereby, and the complexity of these matters, neither the Special Transaction Committee nor the Odyssey Board found it practicable to, and each did not attempt to, quantify, rank, or assign any relative or specific weights to the various factors considered in reaching its respective determinations and making its respective recommendations. In addition, individual directors may have given different weights to different factors. The Special Transaction Committee and the Odyssey Board each considered all of the foregoing factors as a whole and based its respective recommendation on the totality of the information presented.

The foregoing discussion also contains forward-looking statements with respect to future events that may have an effect on Odyssey’s business, financial condition or results of operations or the future financial performance of the surviving company of the Merger. See the sections entitled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 9 and “Risk Factors” beginning on page 49.

Recommendation of the AOM Board; Recommendation of the AOM Board; AOM’s Reasons for the Merger

The AOM Board unanimously determined, by way of written consent resolutions dated April 8, 2026, that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of the holders of AOM Common Stock. The AOM Board unanimously recommended that the Current AOM Stockholders vote in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger.

In evaluating the Merger Agreement and the proposed transactions, including the Merger, the AOM Board consulted with management, as well as AOM’s legal counsel and financial advisors, and considered a number of factors, weighing assumed benefits of the Merger as well as potential risks of the Merger.

The AOM Board considered the following factors that it believes generally support its determinations and recommendations:

•

the AOM Board’s belief that, after a thorough review, the Merger is more favorable to Current AOM Stockholders than the potential value that might result from any other alternatives available, including remaining an independent company, or pursuing a significant acquisition or other business combination;

•

the view that the range of options available to the combined company to access private and public equity markets will likely be greater as a public company than AOM continuing as a privately held company;

•	the potential benefits from increased public market awareness of AOM and its pipeline;

•

the AOM Board’s expectations relating to the value of the Merger consideration to be received by the AOM Stockholders after giving effect to the combination of AOM’s and Odyssey’s businesses, relative to the value of the AOM Common Stock on a standalone basis if AOM were not to engage in the Merger, including the fact that, following the Merger, AOM’s Stockholders will have the opportunity to participate in the potential value created by combining AOM and Odyssey;

•

the current and prospective business environment in which AOM operates, including international, national and local economic conditions, the competitive environment and the likely effect of these factors on AOM and the execution of AOM’s plans as a standalone company;

•

the AOM Board’s belief that the combined company would create one of the largest U.S.-controlled critical minerals and rare earths platforms focused on deep-sea exploration, harvesting and processing of polymetallic nodule;

•

the AOM Board’s expectation that the historical regulatory, environmental and engineering experience of Odyssey, including its extensive deep-sea recovery history and more than 20,000 hours of offshore work, will enhance AOM’s efforts and provide synergistic operational capabilities to the combined company;

•

the AOM Board’s belief that the Merger would result in a diversified portfolio spanning U.S.-licensed international waters and allied sovereign waters, including two out of three exclusive licensed exploration areas in the critical mineral-rich Cook Islands;

•	the AOM Board’s expectation that the Merger will increase operational capabilities and know-how after Closing, which is business critical for the industry in which AOM operates;

•

the AOM Board’s belief that the combined company would have a stronger financial profile with a stronger combined balance sheet to support the combined company’s enhanced growth pipeline, including approximately $175 million of cash on hand at Closing;

•

the intention of Odyssey to divest its Mexican phosphate asset, PHOSAGMEX, non-core to the combined company, in a transaction expected to remove approximately $60 million of related liabilities from the Odyssey balance sheet;

•	the financial and other terms and conditions of the Merger Agreement as reviewed by the AOM Board;

•	AOM’s due diligence examinations of Odyssey and discussions with AOM’s management and financial and legal advisors;

•

the fact that the Exchange Ratio is fixed (i.e., it will not be adjusted for fluctuations in the market price of Odyssey Common Stock), but will be subject to adjustment on a pro rata basis to account for the reverse stock split discussed herein, provides certainty to AOM’s Stockholders as to their pro forma percentage ownership in the combined company;

•

information and discussions regarding the benefits of size and scale and the expected market capitalization rerating of the combined company and the expected pro forma effect of the proposed transaction on these factors;

•	the likelihood that the Merger would be consummated and on a reasonably timely basis, including the likelihood that the Merger would receive all necessary approvals, based on, among other things:

•	the closing conditions to the Merger, which the AOM Board considered to be appropriately limited; and

•	the commitment made by AOM and Odyssey in the Merger Agreement to cooperate with each other and use their respective reasonable best efforts to obtain required regulatory approvals;

•

the fact that Odyssey is required to pay a termination fee to AOM if the Merger Agreement is terminated under specified circumstances described in the section entitled “The Merger Agreement—Odyssey Termination Payment”;

•

the terms of the Merger Agreement that limit Odyssey’s ability to solicit Alternative Proposals and to provide confidential due diligence information to, or engage in discussions with, a third party interested in pursuing an alternative transaction with Odyssey;

•	the belief of the AOM Board that the outside date of October 8, 2026, subject to certain permitted extensions, allows for sufficient time to complete the Merger; and

•

the governance arrangements contained in the Merger Agreement, which provide that, immediately after completion of the Merger, the combined company’s board of directors will consist of seven directors, all of whom will be selected by AOM.

•

In the course of its deliberations, the AOM Board also considered a variety of risks, uncertainties and other potentially negative factors, including the following (which are not necessarily presented in order of relative importance):

•

the restrictions on the conduct of AOM’s business during the pendency of the merger, which may delay or prevent AOM from undertaking business opportunities that may arise or may negatively affect AOM’s ability to attract and retain key personnel;

•

the terms of the Merger Agreement that restrict AOM’s ability to solicit alternative transaction proposals and to provide confidential due diligence information to, or engage in discussions with, a third party interested in pursuing an alternative transaction;

•	the possibility that the Odyssey Board could, under certain circumstances, consider Alternative Proposals and change its recommendation to the Odyssey Stockholders;

•	the possibility that the Odyssey Stockholders may not approve the Odyssey Proposals at the Odyssey Special Meeting;

•

the possibility that the attention of AOM’s senior management may be diverted from other strategic priorities to focus on implementing the Merger, including making arrangements for the integration of AOM’s and Odyssey’s operations, assets and employees following the Merger;

•

the effect that the length of time from announcement of the Merger until completion of the Merger could have on AOM’s operating results and AOM’s relationship with its employees, stockholders and industry contacts and others who do business with AOM;

•	the risk that certain members of AOM’s and Odyssey’s management teams might choose not to remain employed with the combined business;

•	the amount of time it could take to complete the Merger, including the fact that completion of the Merger depends on factors outside of AOM’s control, including regulatory approvals, and the approval by Odyssey’s Stockholders, and that there can be no assurance that all the conditions to the Merger will be satisfied even if the Merger is approved by Odyssey’s Stockholders;

•

the fact that Odyssey would generally not be required to pay a termination fee if the Merger Agreement is terminated, unless the Odyssey Board has changed its recommendation to Odyssey’s Stockholders to vote in favor of the Odyssey Proposals, Odyssey has entered into a definitive agreement for the consummation of an Alternative Proposal in accordance with the terms of the Merger Agreement, or Odyssey has materially breached certain provisions of the Merger Agreement;

•	the fact that there are limited circumstances in which the AOM Board may terminate the Merger Agreement;

•

the risks associated with the occurrence of events that may materially and adversely affect the financial condition, properties, assets, liabilities, business or results of operations of Odyssey and its subsidiaries but that will not entitle AOM to terminate the Merger Agreement;

•

the fact that the Exchange Ratio is fixed and will not fluctuate in the event that the market price of the Odyssey Shares changes between the date of the Merger Agreement and the completion of the Merger;

•	the possibility of non-consummation of the Merger and the potential consequences of non-consummation, including the potential negative impacts on AOM and its business;

•

the challenges inherent in the combination of two business enterprises of the size and scope of AOM and Odyssey and the nature of the combined company, including the possibility that the integration of AOM and Odyssey may not be as successful as expected and that the anticipated benefits of the Merger may not be realized in full or in part, including the risk that synergies and cost-savings may not be achieved or not achieved in the expected time frame;

•

the fact that AOM Stockholders will be exposed to operational and financial risks relating to Odyssey’s assets, in addition to the existing risks relating to AOM’s assets, after consummation of the Merger;

•

the fact that AOM and Odyssey have incurred and will continue to incur significant transaction costs and expenses in connection with the Merger, regardless of whether the Merger is consummated, and that these costs may be greater than anticipated;

•	the additional costs to be incurred by AOM after Closing of the Merger as a reporting company under the Exchange Act and a Nasdaq-listed company;

•	the possibility of lawsuits being brought against AOM, Odyssey or their respective boards in connection with the Merger; and

•

various other risks described in the section of this proxy statement/prospectus entitled “Risk Factors” and other sections of this proxy statement/prospectus, including “Cautionary Note Regarding Forward-Looking Statements.”

The AOM Board considered all of these factors as a whole and concluded that the uncertainties, risks and potentially negative factors relevant to the Merger are outweighed by the potential benefits that it expects AOM and the AOM Stockholders will achieve as a result of the Merger.

In considering the recommendation of the AOM Board, Current AOM Stockholders should be aware that directors and executive officers of AOM have interests in the proposed transaction that are in addition to, or different from, any interests they might have as stockholders. Please refer to the section entitled “The Merger—Interests of AOM’s Directors and Officers in the Merger.”

The foregoing discussion of the information and factors considered by the AOM Board in reaching its conclusions and recommendation includes the principal factors considered by the AOM Board, but is not intended to be exhaustive and may not include all of the factors considered by the AOM Board. In view of the wide variety of factors considered by the AOM Board in connection with its evaluation of the Merger and the complexity of these matters, the AOM Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative or specific weights to the specific factors that it considered in reaching its decision. Rather, the AOM Board viewed its decisions as being based on the totality of the factors and information it considered. In considering the factors described above and any other factors, each individual member of the AOM Board applied his or her own personal business judgment to the process and may have viewed factors differently or given different weight or merit to different factors.

Interests of Odyssey’s Directors and Officers in the Merger

In considering the recommendation of the Odyssey Board, which acted upon the unanimous recommendation of the Special Transaction Committee, with respect to issuing shares of Odyssey Common Stock as contemplated by the Merger Agreement and the other matters to be acted upon by Odyssey Stockholders at the Odyssey Special Meeting, Odyssey Stockholders should be aware that certain members of the Odyssey Board and Odyssey’s executive officers have interests in the Merger that may be different from, or in addition to, the interests of Odyssey Stockholders. These interests relate to or arise from the matters described below. The Odyssey Board is aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, and to recommend that Odyssey Stockholders approve the Odyssey Proposals.

Mark B. Justh

Mark B. Justh has served as Odyssey’s lead outside director since June 2015 and as chairman of the audit committee of the Odyssey Board since June 2023. Mr. Justh previously made an investment in CIC’s parent company, as a result of which he indirectly owns approximately 9.2% of CIC. Mr. Justh also owns approximately 6.8% of the issued and outstanding shares of AOM Common Stock, and has been the Chief Executive Officer of AOM since October 2025. The parties anticipate that Mr. Justh will serve as the chief executive officer and as a member of the board of directors of the combined company following the Merger.

Stock Ownership and Support Agreements

As of May 7, 2026, Odyssey directors and executive officers beneficially owned approximately 5.2% of the issued and outstanding shares of Odyssey Common Stock. Odyssey’s directors and executive officers have entered into the Odyssey Support Agreement in connection with the Merger. For a more detailed discussion of the Odyssey Support Agreement, please see the section entitled “Certain Agreements Related to the Merger—Support Agreements.”

Indemnification and Insurance

As described in this proxy statement/prospectus, including in the section entitled “Management After the Merger—Limitation on Liability and Indemnification of Directors and Officers,” certain of Odyssey’s directors and officer will be entitled to certain ongoing rights of indemnification and coverage under directors’ and officers’ liability insurance policies.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K, which requires disclosure of information regarding compensation that is based upon or otherwise relates to the Merger for each of Odyssey’s “named executive officers” whose compensation was disclosed in the Definitive Proxy Statement on Schedule 14A filed by us on April 21, 2026 (the “2026 Annual Meeting Proxy Statement”). This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the merger-related compensation payable to Mark D. Gordon and John D. Longley, Jr., Odyssey’s two named executive officers who are entitled to such types of compensation.

In connection with the execution and delivery of the Merger Agreement, Odyssey’s compensation committee approved the payment of certain transaction-related compensation to Mark D. Gordon and John D. Longley, Jr., Odyssey’s Chief Executive Officer and Chairman and President and Chief Operating Officer, respectively, based upon the recommendation of an independent compensation consultant engaged by the compensation committee. Pursuant to these arrangements, Odyssey will pay to Mr. Gordon and Mr. Longley $400,000 and $265,000, respectively, upon consummation of the Merger, and an additional $400,000 and $265,000 six months thereafter. The purpose of the payments is to provide Mr. Gordon and Mr. Longley with appropriate incentives to maintain their employment with Odyssey through consummation of the Merger and thereafter to ensure a smooth transition of the combined company.

Odyssey and Mr. Gordon are parties to an employment agreement entered into in August 2014 (as amended, the “Gordon Employment Agreement”), which provides for the vesting of all outstanding unvested stock options and restricted stock awards held by Mr. Gordon upon a change-in-control (as defined in the Gordon Employment Agreement). The description of the Gordon Employment Agreement set forth in the 2026 Annual Meeting Proxy Statement is incorporated herein by reference. Odyssey and Mr. Longley are not parties to an employment agreement.

The amounts set forth in the table below, which represent an estimate of Mr. Gordon’s and Mr. Longley’s golden parachute compensation as of April 30, 2026, calculated in accordance with the SEC’s rules on disclosing golden parachute compensation, assume the following:

•	consummation of the Merger constitutes a change-in-control for purpose of the Gordon Employment Agreement;

•

the change in control is consummated on April 30, 2026, the latest practicable date prior to the filing of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part; and

•	that Mr. Gordon’s employment is terminated without “cause” or with “good reason” immediately following the Merger (except as stated in Note 1).

Golden Parachute Compensation

Name	Cash		Equity		Perquisites/ Benefits		Other (1)	Total
Mark D. Gordon	$2,651,400	(2)	$26,750	(3)	$43,322	(4)	$800,000	$3,521,720
John D. Longley	—		—		—		530,000	530,000

(1)

Represents amounts payable to Mr. Gordon and Mr. Longley pursuant to arrangements approved by Odyssey’s compensation committee in connection with the execution and delivery of the Merger Agreement. Under these arrangements, one-half of such amounts is payable upon consummation of the Merger, and the remainder is payable six months thereafter, in each case subject to continued employment with Odyssey.

(2)	Represents the aggregate dollar value of cash severance payments under the Gordon Employment Agreement.
(3)	Represents the aggregate dollar value of stock awards and in-the-money option awards for which vesting would be accelerated.
(4)

Represents the aggregate dollar value of reimbursements for the monthly COBRA premium paid by Mr. Gordon for group health insurance coverage for him and his dependents until the date he is no longer eligible to receive COBRA continuation coverage.

Interests of AOM’s Directors and Officers in the Merger

Certain of AOM’s directors and executive officers have interests in the transaction that may be different from, or in addition to, the interests of AOM Stockholders generally. These interests relate to or arise from the matters described below. The AOM Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement, in reaching its decision to approve and adopt the Merger Agreement and the transactions contemplated therein, including the Merger, and in recommending to Current AOM Stockholders that the Merger Agreement be approved.

Mark B. Justh

Mark B. Justh has served as Odyssey’s lead outside director since June 2015 and as chairman of the audit committee of the Odyssey Board since June 2023. Mr. Justh previously made an investment in CIC’s parent company, as a result of which he indirectly owns approximately 9.2% of CIC. Mr. Justh also owns approximately 6.8% of the issued and outstanding shares of AOM Common Stock, and has been the Chief Executive Officer of AOM since October 2025. The parties anticipate that Mr. Justh will serve as the chief executive officer and as a member of the board of directors of the combined company following the Merger.

Stock Ownership and Support Agreements

As of May 7, 2026, AOM directors and executive officer beneficially owned approximately 12.5% of the issued and outstanding shares of AOM Common Stock. The AOM Support Stockholders (as defined herein) have entered into the AOM Support Agreement in connection with the Merger. For a more detailed discussion of the AOM Support Agreement, please refer to the section entitled “Certain Agreements Related to the Merger—Support Agreements.”

Indemnification and Insurance

As described in this proxy statement/prospectus, including in the section entitled “Management After the Merger—Limitation on Liability and Indemnification of Directors and Officers,” certain of AOM’s directors and officers will be entitled to certain ongoing rights of indemnification and coverage under directors’ and officers’ liability insurance policies.

Summary Of Certain Unaudited Financial Information

In connection with the Special Transaction Committee’s consideration and evaluation of the Merger, Odyssey management reviewed and provided to the Special Transaction Committee certain non-public, unaudited financial information. This information was also provided to Moelis, which was instructed by the Special Transaction Committee to use and rely upon such information in connection with its financial analyses and the rendering of its fairness opinion to the Special Transaction Committee, as described in the section entitled “The Merger—Opinion of the Financial Advisor to the Special Transaction Committee.” This information was also provided to AOM in connection with its evaluation of the Merger. The summaries of the financial information described in this paragraph and included in this section are referred to in this section collectively as the “Financial Projections.” Odyssey is including the Financial Projections in this proxy statement/prospectus to provide Odyssey stockholders with access to certain non-public, unaudited financial information that was made available to the Special Transaction Committee and Moelis.

The Financial Projections include and reflect: (i) pricing forecasts and assumptions as of April 1, 2026, for certain minerals relevant to the operations of CIC and OML (the “Management Pricing Information”); (ii) asset-level financial models prepared by CIC and OML containing production, revenue, cost, and free cash flow projections over the life of mine for each of their respective assets (collectively, the “Asset-Level Financial Projections”); (iii) internal estimates of Odyssey regarding its ongoing corporate overhead costs for the periods 2026 through 2064 (the “Odyssey Corporate Overhead Projections”); and (iv) illustrative estimates regarding

AOM ongoing corporate overhead costs for the periods 2026 through 2064 (the “AOM Corporate Overhead Projections”). The Financial Projections were used and relied upon by Moelis in connection with its financial analyses and opinion at the direction of Odyssey management and the Special Transaction Committee.

Important Information Regarding the Financial Projections

The Financial Projections were not prepared with a view toward public disclosure or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or generally accepted accounting principles (“GAAP”). Certain of the Financial Projections summarized in this section were not prepared in accordance with U.S. GAAP, including “EBITDA” and “Unlevered Free Cash Flow” (each as defined in the applicable tables below). Non-U.S. GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. Odyssey’s calculation of non-U.S. GAAP financial measures may differ from others in the industry, and EBITDA and Unlevered Free Cash Flow are not necessarily comparable with similar titles used by other companies. The non-U.S. GAAP financial measures were relied upon by Moelis for purposes of its financial analyses and opinion and by the Special Transaction Committee in connection with its consideration of the Merger. Financial measures provided to a financial advisor in connection with a business combination transaction are excluded from the definition of non-U.S. GAAP financial measures and therefore are not subject to SEC rules regarding disclosures of non-U.S. GAAP financial measures, which would otherwise require a reconciliation of a non-U.S. GAAP financial measure to a U.S. GAAP financial measure. Reconciliations of non-U.S. GAAP financial measures were not relied upon by Moelis for purposes of its financial analyses and opinion or by the Special Transaction Committee in connection with its consideration of the Merger. Accordingly, no reconciliation of these financial measures has been provided.

The summary of the Financial Projections is not being included in this proxy statement/prospectus to influence a stockholder’s decision whether to approve the proposals described herein, but is being included to provide Odyssey Stockholders with the Financial Projections that were made available to the Special Transaction Committee and Moelis. The inclusion of the Financial Projections in this proxy statement/prospectus should not be regarded as an indication that Odyssey, the Special Transaction Committee, AOM, CIC, OML, Moelis, or any of their respective affiliates, officers, directors, advisors, or other representatives or any other recipient of this information considered or now considers the Financial Projections to be necessarily predictive of actual future events or events which have occurred since the date of the Financial Projections, and the Financial Projections should not be relied upon as such. None of Odyssey, the Special Transaction Committee, AOM, CIC, OML, Moelis, or any of their respective affiliates, officers, directors, advisors, or other representatives can give any assurance that actual results will not differ materially from the Financial Projections. None of Odyssey, the Special Transaction Committee, AOM, CIC, OML, Moelis or any of their respective affiliates, officers, directors, advisors, or other representatives has made or makes any representation to any Odyssey Stockholder or any other investor regarding the ultimate performance of Odyssey, AOM, CIC, OML, or the pro forma combined company compared to the information contained in the Financial Projections or that the Financial Projections will be achieved.

The Financial Projections, while presented with numerical specificity, reflect numerous variables, estimates, and assumptions regarding future events made by the applicable management teams of Odyssey, CIC and OML, as applicable, which such management believed were reasonable at the time the Financial Projections were prepared, based on the information available to them at that time. However, such variables, estimates, and assumptions are inherently uncertain and beyond the control of the parties that prepared the Financial Projections, including, among other things, Odyssey’s, CIC’s, OML’s, and the pro forma combined company’s future financial performance, industry performance and activity, general business, economic, regulatory, market, and financial conditions and competition, as well as changes to the business, financial condition, or results of operations of Odyssey, CIC, OML, and the pro forma combined company, including the factors described in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” and the risks and uncertainties described in the section entitled “Risk Factors” elsewhere in this proxy statement/prospectus, any of which may cause the Financial Projections or their respective underlying assumptions to be inaccurate. Some or all of the assumptions which have been made regarding, among other things, the timing of certain occurrences or impacts, may change or may have changed since the date the Financial Projections were prepared. The Financial Projections also reflect assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and further or future business developments. The Financial Projections cover extended projection periods (through 2064 in the case of OML and through 2047 in the case of CIC), and by their nature such information becomes less predictive with each successive year and is subject to progressively greater uncertainty with respect to each successive year. No one has made or makes any representation to any stockholder or any other investor regarding the information included in the Financial Projections.

The Financial Projections relating to the Asset-Level Financial Projections for CIC and OML are largely unfunded and may require additional debt or equity capital raises to reach production. CIC has an estimated $450 million of project capital expenditures remaining before it reaches steady-state production levels, and OML has an estimated $1 million of project capital expenditures remaining before it reaches steady-state production levels. While OML’s capital expenditure is limited given OML’s asset-light model, there is meaningful operating expenses that will require funding prior to production. There can be no assurance that the necessary funding for any of the foregoing projects will be obtained on acceptable terms, or at all, or that actual results will not differ materially from those described in the Financial Projections.

Odyssey has not updated and, except as may be required by applicable law, does not intend to update or otherwise revise the Financial Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions on which the Financial Projections were based are shown to be in error. There can be no assurance that the results reflected in any of the Financial Projections will be realized or that actual results will not materially vary from the Financial Projections. The Financial Projections are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. See “Cautionary Statement Concerning Forward-Looking Statements” for further information.

The Financial Projections do not take into account the effect of any failure of the Merger to be completed and should not be viewed as accurate or continuing in that context. Furthermore, the Financial Projections do not take into account the potential effects of the Merger, including, among other things, the effect of any potential synergies that may be achieved as a result of the Merger, except to the extent noted herein. None of Odyssey’s independent registered public accounting firm or any other independent accountants have compiled, examined, or performed any procedures with respect to the Financial Projections, and accordingly none of them expresses an opinion or any other form of assurance with respect thereto.

In light of the foregoing and the uncertainties inherent in the Financial Projections, and considering that the Odyssey Stockholder Meeting will be held several months after the Financial Projections were prepared, stockholders and other investors are cautioned not to place undue, if any, reliance on the Financial Projections.

Management Pricing Information

The Special Transaction Committee instructed Odyssey management and Moelis to use the Management Pricing Information updated as of April 1, 2026, in the CIC and OML Asset-Level Financial Projections.

The Management Pricing Information was developed using a combination of publicly available market data, third-party benchmarks and management assumptions. In general:

•	For commodities with established market coverage (including cobalt, nickel, copper, and iron ore), pricing forecasts and assumptions were based on Wall Street analyst consensus real price estimates,

which were available for 2026 through 2030. Consensus estimates were adjusted for inflation to be presented on a nominal basis. From 2031 to the end of the projection period, prices were based on analyst consensus long-term real prices, adjusted for inflation.

•

For processed or derivative metals used in the CIC and OML asset models (such as cobalt sulfate, nickel sulfate, copper cathode, and ferro-manganese), pricing forecasts and assumptions were derived by applying the observed historical pricing relationship and applying the observed discount or premium to the price estimate of the commodity with established market coverage.

•	For rare earth elements and yttrium (“REE&Y”), pricing forecasts and assumptions were based on third-party benchmark prices, net of estimated separation costs.

•	For titanium dioxide, forecasts and pricing assumptions were based on historical spot prices, adjusted for inflation from 2027 onward.

All pricing forecasts and assumptions were presented in nominal terms and reflect an assumed long-term inflation rate of 2.5%.

The following tables summarize the Management Pricing Information for each asset.

CIC Price Forecasts Summary

All figures shown on a nominal basis ($ per metric tonne)

Commodity	2026	2027	2028	2029	2030	2031–2035 Avg.	2046–2047[1] Avg.
Cobalt	$48,700	$46,475	$46,019	$46,634	$49,731	$53,437	$74,539
Manganese Sulfate	$773	$808	$835	$891	$890	$959	$1,338
REE&Y	$16,287	$18,906	$21,097	$22,905	$24,743	$26,661	$37,190
Nickel	$16,635	$17,107	$17,502	$17,907	$17,875	$21,658	$30,211
Copper	$11,718	$11,655	$11,716	$11,973	$11,227	$12,306	$17,166
Titanium Dioxide	$2,918	$2,991	$3,065	$3,142	$3,221	$3,470	$4,841
Iron Ore	$99	$94	$91	$93	$83	$107	$150

[1]	While this table does not present price forecasts for each individual year, the Management Pricing Information includes all years through the final year presented.

OML Price Forecasts Summary

All figures shown on a nominal basis ($ per metric tonne)

Commodity	2026	2027	2028	2029	2030	2031–2035 Avg.	2061–2064[1] Avg.
Cobalt Sulfate	$11,358	$10,839	$10,732	$10,876	$11,598	$12,462	$25,814
Nickel Sulfate	$4,474	$4,601	$4,708	$4,817	$4,808	$5,825	$12,067
Copper Cathode	$11,728	$11,665	$11,726	$11,983	$11,237	$12,317	$25,513
Ferro-Manganese	$820	$858	$886	$946	$945	$1,018	$2,109

[1]	While this table does not present price forecasts for each individual year, the Management Pricing Information includes all years through the final year presented.

CIC Asset-Level Financial Projections

CIC provided Odyssey management with a long-term life-of-mine financial model for the CIC project, covering annual projection periods from 2025 through 2047 (the “CIC Financial Projections”). Odyssey management provided this financial model to Moelis on December 17, 2025. The model was subsequently updated to incorporate the Management Pricing Information at the direction of Odyssey management in accordance with the instruction of the Special Transaction Committee.

The CIC Financial Projections were based on a number of assumptions provided by CIC, together with pricing assumptions provided by Odyssey management, including assumptions with respect to mineral resources and weights, production capacity and ramp-up, operating costs, capital expenditures, royalties, taxes, and the timing of commercial operations. In general:

•	The projections assumed the phased deployment of multiple harvesting systems, with production increasing over time as additional systems are added and operations reach steady-state levels.

•	Operating cost assumptions were provided by CIC and were grown at an assumed annual inflation rate.

•

Capital expenditures were assumed to be incurred primarily during the initial development phase, although CIC is evaluating alternative processing and offtake arrangements that could reduce or eliminate certain processing-related capital expenditures if implemented.

•	The projections assumed a cash tax rate and royalties payable on net smelting revenue consistent with CIC management assumptions.

•	The projections assumed that CIC production would commence in 2028, followed by a multi-year ramp-up period to full production levels.

The CIC Financial Projections reflect CIC’s and Odyssey’s management’s current estimates and assumptions as of the dates prepared and do not include the effects of potential future changes in operating conditions, market conditions, or regulatory requirements.

Summary of CIC Financial Projections

$ in millions; all figures on a nominal basis

	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2047[3]
Revenue	—	—	$53	$224	$253	$668	$1,261	$1,744	$2,297	$2,354	$3,166
EBITDA[1]	($17)	($19)	$3	$82	$107	$348	$756	$1,038	$1,380	$1,415	$1,902
Capital Expenditures	($200)	($205)	($30)	($15)	—	—	—	—	—	—	—
Unlevered Free Cash Flow[2]	($217)	($224)	($26)	$58	$79	$273	$594	$823	$1,095	$1,134	$1,520

[1]	EBITDA is earnings before interest expense, income taxes, depreciation and amortization.
[2]	Unlevered Free Cash Flow is EBITDA less capital expenditures and unlevered cash taxes, adjusted for changes in net working capital.
[3]	While this table does not present projections for each individual year, the CIC Financial Projections include all years through the final year presented.

OML Asset-Level Financial Projections

OML provided Odyssey management with a long-term life-of-mine financial model for the OML project, covering annual projection periods from 2025 through 2064 (the “OML Financial Projections”). Odyssey management provided this financial model to Moelis on November 21, 2025. The model was subsequently updated to incorporate the Management Pricing Information at the direction of Odyssey management in accordance with the instruction of the Special Transaction Committee.

The OML Financial Projections were based on a number of assumptions provided by OML, together with pricing assumptions provided by Odyssey management, including assumptions with respect to mineral resources and grades, production levels, operating costs, capital expenditures, timing of production, and applicable taxes. In general:

•	The projections were informed by OML’s Mineral Resource Estimate published on July 19, 2024, and assumed commercial production levels and recovery rates based on OML management estimates.

•	Capital expenditures were assumed to be limited, reflecting OML’s planned asset-light operating model and its intention to rely on third-party contractors for mining and processing operations.

•	The projections assumed that OML production would commence in 2028, with production ramping to steady-state levels over the next 3 years.

The OML Financial Projections reflect OML’s and Odyssey’s management’s current estimates and assumptions as of the dates prepared and do not include the effects of potential future changes in operating conditions, market conditions, or regulatory requirements.

Summary of OML Financial Projections

$ in millions; all figures on a nominal basis

	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2064[3]
Revenue	—	—	$765	$1,590	$1,628	$1,689	$1,731	$1,774	$1,818	$1,864	$3,814
EBITDA[1]	($27)	($19)	$297	$640	$653	$687	$703	$719	$736	$752	$1,390
Capital Expenditures	($0)	($0)	—	—	—	—	—	—	—	—	—
Unlevered Free Cash Flow[2]	($27)	($19)	$208	$452	$490	$546	$558	$572	$585	$599	$1,106

[1]	EBITDA is earnings before interest expense, income taxes, depreciation and amortization.
[2]	Unlevered Free Cash Flow is EBITDA less capital expenditures and unlevered cash taxes, adjusted for changes in net working capital.
[3]	While this table does not present projections for each individual year, the OML Financial Projections include all years through the final year presented.

Corporate Overhead Financial Projections

Odyssey management provided the Odyssey Corporate Overhead Projections to Moelis on March 25, 2026. The Odyssey Corporate Overhead Projections for 2028 through 2064 reflect annual growth from the 2027 base in accordance with estimates of Odyssey management at a 2.5% annual inflation rate.

Summary of Odyssey Corporate Overhead Projections

$ in millions

Category	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2064[1]
Ongoing Total Corporate Overhead	($10.2)	($9.8)	($10.9)	($11.2)	($11.5)	($11.8)	($12.1)	($12.4)	($12.7)	($13.0)	($26.6)

[1]	While this table does not present information for each individual year, the Odyssey Corporate Overhead Projections include all years through the final year presented.

Odyssey management provided the AOM Corporate Overhead Projections to Moelis on March 25, 2026. AOM’s 2026 corporate overhead was assumed at approximately $750,000 per month. The AOM Corporate Overhead Projections for 2027 through 2064 reflect annual growth from the 2026 base in accordance with estimates of Odyssey management at a 2.5% annual inflation rate.

Summary of AOM Corporate Overhead Projections

$ in millions

Category	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2064[1]
Total Corporate Overhead	($9.0)	($9.2)	($9.5)	($9.7)	($9.9)	($10.2)	($10.4)	($10.7)	($11.0)	($11.2)	($23.0)

[1]	While this table does not present information for each individual year, the AOM Corporate Overhead Projections include all years through the final year presented.

Opinion of Odyssey’s Financial Advisor

Opinion of the Financial Advisor to the Special Transaction Committee

At the meeting of the Special Transaction Committee to evaluate and approve the Merger Agreement and the Merger, Moelis delivered an oral opinion, which was confirmed by delivery of a written opinion, dated April 8, 2026, addressed to the Special Transaction Committee to the effect that, as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the opinion, the Exchange Ratio in the Merger was fair, from a financial point of view, to Odyssey.

The summary of the written opinion of Moelis set forth below is qualified in its entirety by the full text of Moelis’ written opinion dated April 8, 2026, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in connection with the opinion, and which is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. Moelis’ opinion was provided for the use and benefit of the Special Transaction Committee (in its capacity as such) in its evaluation of the Merger. Moelis’ opinion is limited solely to the fairness, from a financial point of view, to Odyssey of the Exchange Ratio in the Merger, and does not address Odyssey’s underlying business decision to effect the transactions contemplated by the Merger Agreement or the relative merits thereof as compared to any alternative business strategies or transactions that might be available to Odyssey. Moelis’ opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the transactions contemplated by the Merger Agreement or any other matter.

In arriving at its opinion, Moelis, among other things:

•	reviewed certain publicly available business and financial information relating to Odyssey;

•

reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of Odyssey and AOM furnished to us by Odyssey and AOM, including certain financial forecasts for Odyssey and AOM, based on certain estimated financial data for Odyssey and AOM furnished to us by Odyssey and AOM, certain financial forecasts for OML and CIC Limited (collectively, referred to in this section as the “Operating Assets”) prepared by the respective managements of the Operating Assets, and certain commodities pricing data applicable to the Operating Assets (which financial forecasts, estimates and data have been approved for Moelis’ use in connection with its financial analysis and opinion by the management of Odyssey);

•

reviewed information regarding the capitalization of Odyssey, AOM and the Operating Assets furnished to us by Odyssey, AOM and the Operating Assets (which information has been approved for Moelis’ use in connection with its financial analysis and opinion by the management of Odyssey);

•

reviewed certain internal information relating to certain cost savings expected to result from the Merger and certain other pro forma financial effects of the Merger (referred to in this section as the “Pro Forma Effects”) furnished to us by Odyssey;

•

conducted discussions with members of the senior management and representatives of Odyssey concerning the information described in the foregoing four bullets, as well as the business and prospects of Odyssey, AOM and the Operating Assets, generally;

•	reviewed the reported prices and trading activity for Odyssey Common Stock;

•	reviewed publicly available financial and stock market data of certain other companies in lines of business that Moelis deemed relevant;

•	reviewed an execution version of the Merger Agreement;

•	participated in certain discussions and negotiations among representatives of Odyssey and AOM and their advisors; and

•	conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.

In connection with Moelis’ analysis and opinion, Moelis relied on the information supplied to, discussed with or reviewed by it being complete and accurate in all material respects. Moelis did not independently verify any such information (or assume any responsibility for the independent verification of any such information). Moelis relied upon the representation of Odyssey’s management that they are not aware of any facts or circumstances that would make any such information inaccurate or misleading. Moelis relied upon, without independent verification, the assessment of Odyssey and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts, estimates and other data referred to above (upon which Moelis relied without independent verification), Moelis assumed that they had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of, as the case may be, Odyssey, AOM and the Operating Assets as to the future performance of Odyssey, AOM and the Operating Assets. With respect to the estimates of the Pro Forma Effects (including the amount, timing and achievability thereof) referred to above (upon which Moelis relied without independent verification), Moelis assumed that they had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Odyssey as to the matters addressed thereby. Moelis expressed no views as to the reasonableness of any financial forecasts or the assumptions on which they are based. In addition, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of Odyssey, AOM or the Operating Assets, nor had Moelis been furnished with any such evaluation or appraisal. In addition, Moelis relied on the assessments of the management of Odyssey as to the existing technology, products and services of the Operating Assets and the validity of, and risks associated with, the future technology, products and services of the Operating Assets. Moelis assumed that there would be no developments with respect to any of the foregoing that would affect its analysis or opinion.

Moelis’ opinion does not address Odyssey’s underlying business decision to effect the Merger or the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available to Odyssey. Moelis’ opinion does not address any legal, regulatory, tax or accounting matters. Moelis had not been asked to, nor did Moelis, offer any opinion as to any terms of the Merger Agreement or any aspect or implication of the transactions contemplated by the Merger Agreement, except for the fairness of the Exchange Ratio from a financial point of view to Odyssey. In addition, Moelis expressed no opinion as to the terms of the AOM Bridge Financing, the AOM PIPE Financing or the separation of the Mexican Phosphate Project.

The Merger Agreement also contemplates, and Moelis assumed, that the separation of the Mexican Phosphate Project will be consummated prior to the closing of the Merger and, as a result thereof, the Mexican Phosphate Project will not be owned by Odyssey, after giving effect to the transactions contemplated by the Merger Agreement and the separation of the Mexican Phosphate Project. Moelis’ opinion relates to the relative values of Odyssey (excluding the Mexican Phosphate Project) and AOM. Moelis evaluated the Exchange Ratio relative to ranges of illustrative values for Odyssey and AOM indicated by its analysis (without giving effect to (i) the AOM Bridge Financing or the AOM PIPE Financing, or the conversion thereof into AOM Common Stock or (ii) any value attributable to the Mexican Phosphate Project). With the consent of the Special Transaction Committee, Moelis expressed no opinion as to what the value of Odyssey Common Stock or Odyssey New Preferred Shares actually will be when issued pursuant to the Merger or the prices at which any such shares may trade at any time. With the consent of the Special Transaction Committee, Moelis treated Odyssey New Preferred Shares to be issued in the Merger as identical, in all respects material to its analysis, to shares of Odyssey Common Stock. Moelis did not express any opinion as to fair value, viability or the solvency of Odyssey or AOM following the closing of the Merger or at any time.

In rendering its opinion, Moelis assumed that the final executed form of the Merger Agreement will not differ in any material respect from the draft that Moelis reviewed, that the transactions contemplated by the Merger Agreement, including the AOM Bridge Financing, the AOM PIPE Financing and the separation of the Mexican Phosphate Project, will be consummated in accordance with their terms without any waiver or modification that could be material to its analysis, that the representations and warranties of each party set forth in the Merger Agreement are accurate and correct, and that the parties to the Merger Agreement will comply with all the material terms of the Merger Agreement. Moelis assumed that all governmental, regulatory or other consents or approvals necessary for the completion of the Merger would be obtained, except to the extent that any failures to obtain such consents or approvals would not be material to its analysis. In addition, representatives of Odyssey advised Moelis, and Moelis assumed, that the Merger would qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and that the Merger would otherwise have the tax consequences intended thereby. Moelis noted that (i) in Odyssey’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, the audit report contains a statement to the effect that Odyssey’s operating losses and need for additional capital to fund operations and capital expenditures raise substantial doubt about Odyssey’s ability to continue as a going concern and (ii) contemporaneously with the execution and delivery of the Merger Agreement, AOM and Odyssey are entering into a note purchase agreement, pursuant to which AOM has agreed to purchase certain senior secured notes issued by Odyssey for the purpose of bridging Odyssey’s financing needs through the closing of the Merger.

Moelis’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date of the opinion, and Moelis assumed no responsibility to update its opinion for developments after the date of the opinion. As the Special Transaction Committee was aware, the credit, commodities, financial and stock markets have been experiencing unusual volatility and Moelis expressed no opinion or view as to any potential effects of such volatility on Odyssey, AOM or the Merger.

Moelis’ opinion was provided for the use and benefit of the Special Transaction Committee (in its capacity as such) in its evaluation of the Merger. Moelis’ opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the transactions contemplated by the Merger Agreement or any other matter. Moelis’ opinion did not address the fairness of the Merger or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of Odyssey or AOM. In addition, Moelis did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Merger, or any class of such persons, whether relative to the Exchange Ratio or otherwise. Moelis’ opinion was approved by a Moelis fairness opinion committee.

Summary of Financial Analyses

The following is a summary of the material financial analyses presented by Moelis to the Special Transaction Committee, at a meeting that began on April 7, 2026, and continued into the morning of April 8, 2026, in connection with the delivery of its opinion. This summary describes the material analysis underlying Moelis’ opinion but does not purport to be a complete description of the analyses performed by Moelis in connection with its opinion.

Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses.

For the purposes of Moelis’ analyses:

•	“EBITDA” was generally calculated as the relevant company’s earnings before interest expense, net, income tax benefit or expense, depreciation and amortization.

•

“Total Enterprise Value” (or “TEV”) was generally calculated as the market value of the relevant company’s fully diluted common equity based on its closing stock price as of April 2, 2026 (the “equity value”) plus (i) preferred stock, if any, (ii) plus debt, (iii) plus the book value of minority interests, if any (iv) less cash and cash equivalents, and (v) plus the book value of non-controlling interests, if any (in each of the foregoing cases (i) through (v), as of the relevant company’s most recently reported quarter end).

•	Implied equity value and share price calculations for Odyssey, as shown in the financial analyses below, were calculated by Moelis using equity capitalization information provided by Odyssey.

•

Implied equity value and share price calculations for AOM, as shown in the financial analyses below, were calculated by Moelis using equity capitalization information provided by AOM (and approved for Moelis’ use by Odyssey).

Discounted Cash Flow Analysis—Standalone

Utilizing financial forecasts, on which Moelis was directed by Odyssey to rely for purposes of its financial analysis and opinion, Moelis performed a discounted cash flow (“DCF”) analysis of each of Odyssey and AOM to calculate the present value of the estimated future unlevered free cash flows reflected in such forecasts to be generated by Odyssey and AOM. In its analysis of each of Odyssey and AOM, Moelis (i) accounted for the unlevered free cash flows attributable to Odyssey’s and AOM’s respective ownership interests in the Operating Assets as reflected in financial forecasts for each of the Operating Assets based on projected financial data provided to Odyssey by the Operating Assets (and as adjusted based on commodity price assumptions from Odyssey), and approved for Moelis’ use by Odyssey and (ii) accounted for the unlevered free cash flows from the corporate overhead expense for each of Odyssey and AOM based on projected financial data provided by Odyssey, and approved for Moelis’ use by Odyssey. Moelis did not give effect to Odyssey’s interest in the Mexican Phosphate Project, which was assumed, at Odyssey’s direction, to be separated from Odyssey prior to closing of the Merger.

Moelis calculated unlevered free cash flows for each of the Operating Assets as EBITDA, (i) less unlevered cash taxes, (ii) less capital expenditures, and (iii) plus or minus changes in working capital, as provided, and approved for Moelis’ use, by Odyssey. The financial forecasts for the Operating Assets included free cash flows for the calendar years ending December 31, 2026, through December 31, 2064 (for OML) and through 2047 (for CIC Limited). At the direction of Odyssey, no terminal values were included for the Operating Assets (or Odyssey or AOM) as the financial forecasts for the Operating Assets were developed for their respective expected asset lives.

In its analysis, Moelis applied a range of discount rates as indicated below for Odyssey and AOM, based on an estimated range of weighted average cost of capital (the “WACC”) for each of Odyssey and AOM.

Odyssey

Moelis accounted for Odyssey’s 4.5% ownership interest in OML and 11.9% ownership interest in CIC Limited and Odyssey’s corporate overhead expense. Moelis utilized a range of discount rates of 15.50% to

22.00% for Odyssey. The range of discount rates was based on an estimated range of Odyssey’s WACC. The estimated WACC range reflected a derived cost of equity range using the capital asset pricing model (“CAPM”) and a size premium. Moelis used the foregoing range of discount rates to calculate estimated present values as of December 31, 2025, of the estimated after-tax unlevered free cash flows of Odyssey reflected in the financial forecasts (using a mid-year discounting convention). At the direction of Odyssey, Moelis did not include potential value attributable to Odyssey’s net operating losses given the expectation of Odyssey that it would not generate any domestic or applicable foreign earnings in the near term against which Odyssey could utilize the net operating losses.

The standalone implied range of equity values for Odyssey and implied range of share prices for Odyssey Common Stock derived from the DCF analysis are presented below:

Implied Equity Value ($ in millions)	Implied Share Price ($ per share)
$169 - $356	$2.76 - $5.80

AOM

Moelis accounted for AOM’s 95.5% ownership interest in OML and 36.1% ownership interest in CIC Limited and AOM’s corporate overhead expense. Moelis utilized a range of discount rates of 13.00% to 19.00% for AOM. The range of discount rates was based on an estimated range of AOM’s WACC. The estimated WACC range reflected a derived cost of equity range using CAPM and a size premium. Moelis used the foregoing range of discount rates to calculate estimated present values as of December 31, 2025, of the estimated after-tax unlevered free cash flows of AOM reflected in the financial forecasts (using a mid-year discounting convention). Moelis also accounted for AOM Area 1 and AOM Area 2 based on estimated and development-stage adjusted reserves provided by AOM (and approved for Moelis’ use by Odyssey) and giving effect to a reference range of TEV to reserve multiples. In determining the selected reference range to apply to AOM’s estimated and development-stage adjusted reserves, Moelis noted that the high-end of the selected reference range was based on the current trading figure of TMC the metals company Inc. and the low-end of the selected reference range was based on an imputed adjustment to the current trading figure of TMC the metals company Inc. based on the selected P / NAV (as defined below) multiple reference range of 0.2x—0.4x. Based on the foregoing analysis and its professional judgement and experience, Moelis selected a reference range of $71/metric ton to $142/metric ton.

The standalone implied range of equity values for AOM and implied range of share prices for AOM Common Stock derived from the DCF analysis are presented below:

Implied Equity Value ($ in millions)	Implied Share Price ($ per share)
$3,011 -$5,458	$21.88 -$39.66

DCF-Based Implied Exchange Ratio and Ownership Percentage Analysis

Based on the standalone implied range of equity values and implied range of share prices for Odyssey and AOM indicated in the standalone DCF analyses above, Moelis calculated a range of implied exchange ratios and implied pro forma ownership percentages of the pre-merger holders of Odyssey Common Stock in the combined company after giving effect to the Merger but before accounting for the AOM Bridge Financing and the AOM PIPE Financing (the “implied pro forma Odyssey ownership percentage”), which are presented below:

Implied Exchange Ratio	Implied Pro Forma Odyssey Ownership Percentage
3.7693x – 14.3582x	3.0	% - 10.6%

The low end of the range of the implied exchange ratios and the high end of the range of implied pro forma Odyssey ownership percentages represent the high end of the implied share price range and high end of the implied equity value range of Odyssey versus the low end of the implied share price range and low end of the implied equity value range of AOM, respectively. The high end of the range of the implied exchange ratios and the low end of the implied pro forma Odyssey ownership percentages represent the low end of the implied share price range and low end of the implied equity value range of Odyssey versus the high end of the implied share price range and high end of the implied equity value range of AOM, respectively.

Moelis compared (i) the range of implied exchange ratios above to the exchange ratio of 4.5017x in the Merger, and (ii) the range of implied pro forma Odyssey ownership percentages above to the pro forma Odyssey ownership percentage, contemplated by the Merger, before accounting for the AOM Bridge Financing and the AOM PIPE Financing, of approximately 9%.

Selected Publicly Traded Companies Analysis—Standalone

Moelis performed a selected publicly traded companies analysis of each of Odyssey and AOM. Financial data for the selected publicly traded companies was based on public filings and other publicly available information available as of April 2, 2026. In performing a selected publicly traded companies analysis of each of Odyssey and AOM, Moelis reviewed and analyzed, among other things, share price to per share net asset value (“NAV” and such multiple, “P/NAV”) multiples of the Selected Companies (as defined below) based on Wall Street equity research analyst consensus NAV estimates as of April 2, 2026, and certain other financial information and market trading data related to the following Selected Companies (as defined below) that Moelis believed, based on its professional judgment and experience, were generally relevant in certain respects to Odyssey and AOM for purposes of its analysis.

For Odyssey and AOM, Moelis selected publicly traded deep sea mining companies and traditional mining companies that operate in North America, South America and/or Australia that have exposure to nickel, manganese or cobalt and which were considered most relevant based on among other things revenue generation, scale, development stage and geographic presence. Although none of the Selected Companies are directly comparable to Odyssey or AOM, the Selected Companies presented below were selected by Moelis, based on its professional judgment and experience.

Below are the selected publicly traded companies (the “Selected Companies”) Moelis considered in its analysis:

•	TMC the metals company Inc. (“TMC”)

•	Bravo Mining Corp. (“Bravo”)

•	Power Metallic Mines Inc. (“Power Metallic”)

•	Coda Minerals Limited (“Coda”)

•	Black Canyon Limited (“Black Canyon”)

The following table summarizes the implied observed P / NAV multiples for the Selected Companies:

Selected Companies	P / NAV
TMC	0.39x
Bravo	0.18x
Power Metallic	0.46x
Coda	0.26x
Black Canyon	0.36x

Utilizing financial forecasts, on which Moelis was directed by Odyssey to rely for purposes of its financial analysis and opinion, Moelis derived a NAV by performing a discounted cash flow (“DCF”) analysis of each of Odyssey and AOM to calculate the present value of the estimated future unlevered free cash flows reflected in such forecasts to be generated by Odyssey and AOM. In its analysis of each of Odyssey and AOM, Moelis (i) accounted for the unlevered free cash flows attributable to Odyssey’s and AOM’s respective ownership interests in the Operating Assets as reflected in financial forecasts for each of the Operating Assets based on projected financial data provided to Odyssey by the Operating Assets (and as adjusted based on commodity price assumptions from Odyssey), and approved for Moelis’ use by Odyssey and (ii) accounted for the unlevered free cash flows from the corporate overhead expense for each of Odyssey and AOM based on projected financial data provided by Odyssey, and approved for Moelis’ use by Odyssey. Moelis did not give effect to Odyssey’s interest in the Mexican Phosphate Project, which was assumed, at Odyssey’s direction, to be separated from Odyssey prior to closing of the Merger.

Odyssey

Moelis accounted for Odyssey’s 4.5% ownership interest in OML and 11.9% ownership interest in CIC Limited and Odyssey’s corporate overhead expense. Moelis utilized a discount rate of 12.00% for Odyssey. The discount rate was informed by the equity research analyst estimates for discount rates applicable to TMC. Moelis used the foregoing discount rates to calculate estimated present values as of December 31, 2025, of the estimated after-tax unlevered free cash flows of Odyssey reflected in the financial forecasts (using a mid-year discounting convention). At the direction of Odyssey, Moelis did not include potential value attributable to Odyssey’s net operating losses given the expectation of Odyssey that it would not generate any domestic or applicable foreign earnings in the near term against which Odyssey could utilize the net operating losses.

Moelis then gave effect to a selected reference range of P / NAV multiples to its estimate of NAV for Odyssey (other than with respect to corporate overhead expense) to derive estimated ranges of implied equity values and implied share prices for Odyssey. In determining the selected reference range to apply to the estimate of NAV for Odyssey, Moelis noted that the selected reference range was informed by (i) the current trading multiples of the Selected Companies, (ii) focus on developers with observable P / NAV consensus estimates and (iii) observation that Odyssey did not have an observable P / NAV multiple. Based on the foregoing analysis and its professional judgement and experience, Moelis selected a reference range of P / NAV multiples for Odyssey of 0.20x to 0.40x.

The standalone implied range of equity values for Odyssey and implied range of share prices for Odyssey Common Stock derived from the selected publicly traded companies analysis for Odyssey are presented below:

Implied Equity Value ($ in millions)	Implied Share Price ($ per share)
$18 - $148	$0.29 - $2.42

AOM

Moelis accounted for AOM’s 95.5% ownership interest in OML and 36.1% ownership interest in CIC Limited and AOM’s corporate overhead expense. Moelis utilized a discount rate of 12.00% for AOM. The discount rate was informed by the equity research analyst estimates for discount rates applicable to TMC. Moelis used the foregoing discount rate to calculate estimated present values as of December 31, 2025, of the estimated after-tax unlevered free cash flows of AOM reflected in the financial forecasts (using a mid-year discounting convention).

Moelis then gave effect to a selected reference range of P / NAV multiples to its estimates of NAV for AOM (other than with respect to corporate overhead expense) to derive estimated ranges of implied equity values and implied share prices for AOM. In determining the selected reference range to apply to the estimate of NAV for AOM, Moelis noted that the selected reference range was informed by (i) the current trading multiples of the

Selected Companies, (ii) focus on developers with observable P / NAV consensus estimates and (iii) observation that AOM did not have an observable P / NAV multiple. Based on the foregoing analysis and its professional judgement and experience, Moelis selected a reference range for P / NAV multiples for AOM of 0.20x to 0.40x.

Moelis also accounted for AOM Area 1 and AOM Area 2 based on estimated and development-stage adjusted reserves provided by AOM (and approved for Moelis’ use by Odyssey) and giving effect to a reference range of TEV to reserve multiples. In determining the selected reference range to apply to AOM’s estimated and development-stage adjusted reserves, Moelis noted that the high-end of the selected reference range was based on the current trading figure of TMC and the low-end of the selected reference range was based on an imputed adjustment to the current trading figure of TMC based on the selected P / NAV multiple reference range of 0.2x—0.4x. Based on the foregoing analysis and its professional judgement and experience, Moelis selected a reference range of $71/metric ton to $142/metric ton.

The standalone implied range of equity values for AOM and implied range of share prices for AOM Common Stock derived from the selected publicly traded companies analysis for AOM are presented below:

Implied Equity Value ($ in millions)	Implied Share Price ($ per share)
$1,383 - $2,864	$10.05 - $20.81

Selected Publicly Traded Companies-Based Implied Exchange Ratio and Ownership Percentage Analysis

Based on the standalone implied range of equity values and implied range of share prices for Odyssey and AOM indicated in the standalone Selected Publicly Traded Companies analyses above, Moelis calculated a range of implied exchange ratios and implied pro forma Odyssey ownership percentages, after giving effect to the Merger but before accounting for the AOM Bridge Financing and the AOM PIPE Financing, which are presented below:

Implied Exchange Ratio	Implied Pro Forma Odyssey Ownership Percentage
4.1528x – 71.7355x	0.6	% - 9.7%

The low end of the range of the implied exchange ratios and the high end of the range of implied pro forma Odyssey ownership percentages represent the high end of the implied share price range and high end of the implied equity value range of Odyssey versus the low end of the implied share price range and low end of the implied equity value range of AOM, respectively. The high end of the range of the implied exchange ratios and the low end of the implied pro forma Odyssey ownership percentages represent the low end of the implied share price range and low end of the implied equity value range of Odyssey versus the high end of the implied share price range and high end of the implied equity value range of AOM, respectively.

Moelis compared (i) the range of implied exchange ratios above to the exchange ratio of 4.5017x in the Merger, and (ii) the range of implied pro forma Odyssey ownership percentages above to the pro forma Odyssey ownership percentage, contemplated by the Merger, before accounting for the AOM Bridge Financing and the AOM PIPE Financing, of approximately 9%.

Summary of Pro Forma Transaction Analysis

DCF-Based Has/Gets Analysis

Moelis performed a DCF-based has/gets analysis to calculate an illustrative equity value uplift to the pre-transaction holders of Odyssey Common Stock implied by the Merger. This has/gets analysis compared (i) the standalone implied equity value of Odyssey based on the DCF analysis of Odyssey (the “has”) with (ii) the pro forma implied equity value of the combined company that will be owned by the pre-merger holders of Odyssey Common Stock after giving effect to the Merger but before giving effect to the AOM Bridge Financing or the AOM PIPE Financing (assuming a pro forma Odyssey ownership percentage of approximately 9.0% and an exchange ratio of 4.5017x in the Merger) (the “gets”). Moelis did not give account, in its “has” or “gets” analysis, for any value attributable to Odyssey’s interest in the Mexican Phosphate Project, which was, assumed at Odyssey’s direction, to be separated from Odyssey prior to closing of the Merger.

To calculate the pro forma implied DCF equity value of the combined company after giving effect to the Merger, Moelis utilized (i) the standalone implied DCF equity value ranges for Odyssey and AOM (described above under the heading “—Discounted Cash Flow Analysis—Standalone”), (ii) the implied present value range of estimated cost savings synergies provided by Odyssey and approved for Moelis’ use by Odyssey, (iii) the implied present vale range of cost of capital synergies which reflect potential valuation enhancement resulting from a potential reduction in the combined company’s cost of capital (based on an estimated range of WACC for Odyssey, on a standalone basis, of 15.50% to 22.00% and an estimated range of WACC for AOM, on a standalone basis, of 13.00% to 19.00% to an estimated range of WACC for the pro forma combined company of 12.00% to 18.00%), and (iv) estimated transaction expenses, as provided by Odyssey.

The following table summarizes the results of the DCF-based has/gets analysis:

	Implied Equity Value ($ in millions)	Implied Share Price ($ per share)
“Has”: Standalone Odyssey Implied DCF Equity Value	$169 – $356	$2.76 – $5.80
“Gets”: Share of Pro Forma Combined Company Implied DCF Equity Value	$320 – $595	$5.22 – $9.71
Implied Equity Value Uplift (%)	88.9% – 67.2%	88.9% – 67.2%

Miscellaneous

This summary of the analyses is not a complete description of Moelis’ opinion or the analyses underlying, and factors considered in connection with, Moelis’ opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its professional judgment and experience after considering the results of all of its analyses.

No company used in the analyses described above is identical to Odyssey or AOM. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above (including much of the information used therein) are inherently subject to uncertainty (exacerbated by the largely unfunded nature of the business plans of Odyssey and AOM), being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither Odyssey nor Moelis or any other person assumes responsibility if future results are materially different from those forecast.

Except as described in this summary, Odyssey and the Special Transaction Committee imposed no other instructions or limitations on Moelis with respect to the investigations made or procedures followed by Moelis in rendering its opinion. The Exchange Ratio was determined through arms’ length negotiations between Odyssey, on the one hand, and AOM, on the other, and was approved by the Special Transaction Committee and Odyssey Board and the AOM Board. Moelis did not recommend any specific consideration to Odyssey, the Special Transaction Committee or the Odyssey Board, or that any specific amount or type of consideration constituted the only appropriate consideration for the Merger.

Moelis acted as financial advisor to the Special Transaction Committee in connection with the Merger. Odyssey agreed to pay Moelis certain fees for its services in the aggregate amount of up to $4.5 million, including an opinion fee of $1.5 million that became payable upon the substantial completion of its work in connection with the delivery of its opinion (regardless of the conclusion reached in its opinion) and a transaction fee of $3.5 million upon consummation of the Merger. One-third of the opinion fee is offset against the transaction fee. In addition, Odyssey has agreed to reimburse Moelis for certain of its expenses, including reasonable attorney’s fees, and disbursements, and to indemnify Moelis and related persons for certain liabilities, including liabilities under federal securities laws, arising out of its engagement.

Moelis’ affiliates, employees, officers and partners may at any time own securities (long or short) of Odyssey, AOM, CIC Limited, OML, CIC LLC, SummitNorth, Inc. or Transocean Minerals Holdings Ltd., and/or their respective affiliates. In the two years prior to the date of its opinion, Moelis had not been engaged by (and had not received any fees from) (i) Odyssey unrelated to the Merger or (ii) AOM, CIC Limited, OML, CIC LLC, SummitNorth, Inc., Transocean Minerals Holdings Ltd., Mark Justh, Tom Albanese, Greg Stemm or John Halkyard (the foregoing parties in clauses (i) and (ii), the “Relevant Parties”). In the future, Moelis and its affiliates may provide investment banking and other services to the Relevant Parties and/or their respective affiliates, and would expect to receive compensation for such services.

The Special Transaction Committee selected Moelis as its financial advisor in connection with the Merger because Moelis has substantial experience in similar transactions and familiarity with Odyssey. Moelis is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.

Regulatory Approvals Required for the Merger

In the U.S., Odyssey must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of the Merger Shares in connection with the Merger and the filing of this proxy statement/prospectus with the SEC.

Accounting Treatment of the Merger

The Merger is expected to be accounted for as a reverse merger, in accordance with US GAAP. Under this method of accounting, Odyssey and OML will be treated as the “acquired” companies for financial reporting purposes, with CIC being accounted for as an equity method investment. Accordingly, the Merger will be treated as the equivalent of AOM issuing stock for the net assets of Odyssey and OML. AOM has been determined to be the accounting acquirer in the Merger for financial reporting purposes based on an evaluation of the relevant facts and circumstances with respect to the combined company immediately after the Closing, including: (a) former AOM shareholders are expected to hold the majority of the outstanding common stock of the combined public company following the Effective Time, (b) AOM’s shareholder base, including former AOM equity holders, PIPE Investors, and Bridge investors, will possess a controlling voting interest in the combined company, (c) the transaction structure results in Odyssey issuing equity in exchange for AOM’s net assets, which is substantively equivalent to AOM issuing equity to acquire Odyssey, and (d) AOM represents the substantive operating platform of the combined company following completion of the Transaction.

Appraisal Rights and Dissenters’ Rights

Odyssey Stockholders are not entitled to appraisal rights in connection with the Merger. AOM Stockholders of record and “beneficial owners” (as defined in Section 262 of the DGCL) are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL. However, all Current AOM Stockholders and the AOM PIPE Investors, who will become AOM Stockholders immediately prior to the Effective Time, have waived appraisal rights in connection with the Merger. Certain AOM Bridge Investors, who will also become AOM Stockholders immediately prior to the Effective Time, have waived appraisal rights, while other AOM

Bridge Investors have not, as of the date of this proxy statement/prospectus, waived appraisal rights. All references in Section 262 and this summary to (a) “stockholders” are to the record holders of the shares of AOM capital stock as of immediately prior to the effective time of the Merger as to which appraisal rights are asserted, (b) “beneficial owner” means a person who is the beneficial owner of shares of AOM capital stock held either in voting trust or by a nominee on behalf of such person immediately prior to the effective time of the Merger, and (c) “person” mean any individual, corporation, partnership, unincorporated association, or other entity.

The discussion below is not a complete summary regarding AOM Stockholders’ and beneficial owners’ appraisal rights under Delaware law and is qualified in its entirety by reference to the text of Section 262 of the DGCL, which may be accessed without subscription or cost at the Delaware Code Online (available at: https://delcode.delaware.gov/title8/c001/sc09/index.html#262) and is incorporated herein by reference. Stockholders and beneficial owners intending to exercise appraisal rights should carefully review the full text of Section 262 of the DGCL. Failure to follow precisely any of the statutory procedures set forth in Section 262 of the DGCL will result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that AOM Stockholders or beneficial owners exercise their appraisal rights under Delaware law.

A stockholder or beneficial owner who desires to exercise appraisal rights must (a) not vote in favor of the adoption of the Merger Agreement, (b) continuously hold the shares of record or continuously beneficially own the shares for which appraisal will be sought from the date of making the demand through the Effective Time, and (c) otherwise comply with the requirements of Section 262 of the DGCL.

Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such merger or the surviving corporation, within ten days after the effective date of such merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such merger, and that appraisal rights are available. Such notice may, and, if given on or after the effective date of the merger, shall, also notify such stockholders of the effective date of the merger.

If the Merger is completed, within ten days after the effective date of the Merger, AOM, as the surviving corporation in the Merger, will notify its stockholders who are entitled to exercise appraisal rights that the Merger has been approved, the effective date of the Merger and that appraisal rights are available in connection with the Merger. Holders and beneficial owners of shares of AOM capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to AOM within 20 days after the date that notice is given. The execution and delivery of a written consent approving the Merger will constitute a waiver of your appraisal rights with respect to such shares covered by the written consent.

A demand for appraisal made by a stockholder must reasonably inform AOM of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of AOM capital stock held by such stockholder. Any such demand for appraisal should be executed by or on behalf of the holder of record of the shares for which appraisal is demanded, fully and correctly, as the stockholder’s name appears on AOM’s books and records and state that the person intends thereby to demand appraisal of the stockholder’s shares in connection with the Merger. The demand may also be made by a beneficial owner of shares of AOM capital stock if, in addition to otherwise satisfying the foregoing requirements, (a) such beneficial owner continuously owns such shares through the Effective Time and otherwise satisfies the requirements for appraisal applicable to a stockholder of record under subsection (a) of Section 262 of the DGCL and (b) the demand made by such beneficial owner reasonably identifies the holder of record of such shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of such shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices and to be set forth on the verified list described below. Alternatively, beneficial owners of shares of AOM capital stock may have the holder of record of such shares submit the required demand in respect of such shares. Failure to deliver a written consent adopting the Merger Agreement and approving the Merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to American Ocean Minerals Corporation, 400 North Ashley Drive, Suite 1900, Tampa, Florida 33602.

If shares of AOM capital stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, any demand for appraisal executed by the fiduciary should be executed in that capacity. If the shares of AOM capital stock are owned by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record or beneficial owner; however, the agent must identify the record holder or holders of the shares (and, if by an authorized agent of any beneficial owner or owners, must identify the beneficial owner or owners and otherwise comply with the requirements applicable to appraisal demands made by beneficial owners) and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record holder or holders or beneficial owner or owners, as he case may be.

A record owner, such as a broker, who holds shares as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In that case, the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of the record owner.

ALL DEMANDS MUST BE RECEIVED BY AOM WITHIN 20 DAYS AFTER THE DATE AOM GIVES A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE IN CONNECTION WITH THE MERGER.

If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the merger consideration for your shares of AOM capital stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of AOM capital stock.

At any time within 60 days after the Effective Time, any person who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such person’s demand and accept the terms of the Merger by delivering a written withdrawal to AOM. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the merger consideration for your shares of AOM capital stock.

Within 120 days after the effective date of the Merger, any person who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of stockholders or beneficial owners holding or owning these shares. This written statement will be mailed to the requesting person within 10 days after the person’s written request is received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the Merger, either the surviving corporation or any person who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and AOM, which will be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a person to file a petition within the period specified could nullify the person’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a person other than the surviving corporation and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all persons who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice as may be ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those persons who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the persons who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that person.

After determination of the persons entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those persons. This value will be exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be fair value. When the fair value is determined, the Delaware Court of Chancery will direct the payment of the fair value, with interest thereon accrued during the pendency of the proceeding (if any) to the persons entitled to receive the same, upon surrender by the holders of the certificates representing those shares. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, and except as provided in Section 262, interest from the effective date of the Merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5.0% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (b) interest theretofore accrued, unless paid at that time.

In determining fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value, the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger and which throw any light on future prospects of the merged corporation.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the Merger Agreement.

Costs of the appraisal proceeding (which do not include attorneys’ fees and the fees and expenses of experts) may be imposed upon the surviving corporation and the persons participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a person whose name appears on the list filed by the surviving corporation as described above, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any person in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

Any person who has demanded appraisal rights will not, after the effective date of the Merger, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective date of the Merger. If no petition for appraisal is filed within 120 days after the effective date of the Merger, or if a person who has not commenced an appraisal proceeding or joined that proceeding as a named party delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the Merger within 60 days after the effective date of the Merger, then the right of that person to appraisal will cease and that person will be entitled to receive the merger consideration for shares of such person’s AOM capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the effective date of the Merger may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any person without the approval of the court and that approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, the preceding sentence will not affect the right of any stockholder or beneficial owner who has not commenced an appraisal proceeding or joined the proceeding as a named party to withdraw such stockholder’s or beneficial owner’s demand for appraisal and to accept the terms offered in the Merger, within 60 days after the Effective Time.

Failure to follow the steps required by Section 262 for perfecting appraisal rights will result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the Merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Odyssey, AOM, or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Odyssey and Merger Sub, on the one hand, and AOM, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. Although Odyssey and AOM do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Odyssey or AOM, because they were made as of specific dates and are modified by the disclosure schedules.

The Merger

Subject to the terms and conditions of the Merger Agreement, and in accordance with Delaware law, at the completion of the Merger, Merger Sub will merge with and into AOM, with Merger Sub ceasing to exist and AOM surviving the Merger as a wholly owned subsidiary of Odyssey. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, has not conducted any business prior to the date of the Merger Agreement, and has no assets, liabilities, or obligations of any nature other than those incidental to its formation and those arising pursuant to the Merger Agreement.

Effective Time of the Merger

Upon the terms and subject to the provisions of the Merger Agreement, as soon as practicable on the Closing Date, the parties will cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”). The Merger will become effective at the time the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such other date or time as Odyssey and AOM may agree in writing and specify in the Certificate of Merger (such time, the “Effective Time”).

Merger Consideration

At the Closing, Odyssey will issue to the AOM Stockholders (including the Bridge Investors and PIPE Investors who will become AOM Stockholders immediately prior to the Effective Time) an aggregate number of shares of Odyssey Common Stock (or equivalent in the form of Odyssey New Preferred Shares) equal to the Exchange Ratio multiplied by all of the shares of AOM Common Stock then outstanding, including shares of AOM Common Stock issued immediately prior to the Effective Time pursuant to, and in connection with, the Bridge Debentures and PIPE Agreements (the “Merger Consideration”). Each issued and outstanding share of AOM Common Stock (other than treasury shares, which will be canceled, and any AOM Dissenting Shares) will be canceled and automatically converted into the right to receive 4.5017 shares of Odyssey Common Stock or Odyssey New Preferred Shares, as applicable, payable, without interest and less any applicable withholding, to the applicable AOM Stockholder.

As used in this proxy statement/prospectus, “Odyssey New Preferred Shares” shall mean shares of a new series of preferred stock of Odyssey (the terms of which shall be set forth in a certificate of designation filed prior to or at the Closing) that provides for: (a) conversion of such Odyssey New Preferred Shares into shares of Odyssey Common Stock on an as-converted basis intended to be economically equivalent to the shares of Odyssey Common Stock for which such Odyssey New Preferred Shares are issued; (b) a limitation on conversion pursuant to which no conversion may be effected to the extent that such conversion would result in the holder thereof, together with its affiliates, beneficially owning (as defined in Section 13(d) of the Exchange Act) more than 4.99% of the outstanding shares of Odyssey Common Stock immediately following such conversion; (c) voting rights on an as-converted basis with the Odyssey Common Stock, voting together with the Odyssey Common Stock as a single class, but only to the extent such Odyssey New Preferred Shares are then convertible into Odyssey Common Stock; and (d) such other powers, preferences, rights and qualifications, limitations and restrictions as are required under applicable state law to establish a valid series of preferred stock. It is currently expected that the Odyssey New Preferred Shares will represent less than 3% of shares outstanding after the Merger.

Effect of the Merger on AOM Common Stock and Merger Sub Common Stock

At the Effective Time, by virtue of the Merger and without any further action on the part of any party or the holders of any securities of AOM:

•

Each share of AOM Common Stock held in the treasury of AOM or owned by Odyssey or Merger Sub immediately prior to the Effective Time will be canceled automatically without any conversion thereof, and no payment or distribution will be made with respect to such shares.

•

Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid, and nonassessable share of common stock of the surviving corporation.

Dissenter’s Rights

Notwithstanding anything in the Merger Agreement to the contrary, any AOM Dissenting Share will not be converted into the right to receive its applicable portion of the Merger Consideration, but instead will be converted into the right to receive such consideration as may be determined to be payable with respect to such share in accordance with the DGCL. Each holder of AOM Dissenting Shares who becomes entitled to payment under the DGCL will receive payment therefore solely in accordance with the DGCL (and only after the value of such shares has been agreed upon or finally determined pursuant to the DGCL). If, after the Effective Time, any AOM Dissenting Share loses its status as an AOM Dissenting Share, such share will automatically be converted into the right to receive its applicable portion of the Merger Consideration as if it had never been an AOM Dissenting Share, and Odyssey will deliver, or cause to be delivered, to the holder thereof, following satisfaction of the applicable conditions in the Merger Agreement, the applicable portion of the Merger Consideration. AOM will promptly notify Odyssey of any demands for appraisal, withdrawals of such demands or any other instruments served pursuant to the DGCL and received by AOM. AOM will not, without Odyssey’s prior written consent, make or offer to make any payment with respect to, or settle or offer to settle, any claim relating to any AOM Dissenting Share.

Closing and Effective Time

The Merger will be completed by electronic exchange of documents on the fourth business day after the satisfaction or (to the extent permitted by law) waiver of the conditions to the parties’ obligations set forth in the Merger Agreement (other than those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time or date is agreed to in writing by the parties and specified in the Certificate of Merger.

Representations and Warranties

Under the Merger Agreement, AOM made customary representations and warranties to Odyssey and Merger Sub relating to, among other things: organization; authorization; capitalization; AOM subsidiaries; consents and approvals; no violations; financial statements; no undisclosed liabilities; absence of certain changes; real estate; intellectual property; litigation; insolvency; AOM contracts; tax returns and taxes; environmental matters; licenses and permits; employees; consultants; international trade and anti-corruption matters; certain fees; insurance; affiliate transactions; information supplied; compliance with laws; the bridge financing and the AOM PIPE financing; the NOAA application; the assets of the company; and the ownership of Odyssey capital stock.

Under the Merger Agreement, Odyssey and Merger Sub made customary representations and warranties to AOM relating to, among other things: organization; authorization; capitalization; consents and approvals; no violations; financial statements; no undisclosed liabilities; absence of certain changes; real estate; intellectual property; litigation; insolvency; Odyssey material contracts; tax returns and taxes; environmental matters; licenses and permits; employee and labor matters; international trade and anti-corruption matters; certain fees; insurance; affiliate transactions; information supplied; compliance with laws; organization of Merger Sub; and SEC filings and Nasdaq listing.

Covenants of the Parties

Covenants of AOM

AOM made certain covenants under the Merger Agreement, including, among others, the following:

•

Subject to certain exceptions, AOM will, and will cause its Subsidiaries to, use commercially reasonable efforts to conduct its activities in a manner consistent with its nature and stage of development, and will use commercially reasonably efforts to (a) preserve intact its present business organization, (b) keep available the services of its directors, officers and key consultants and other advisors and (c) maintain existing business relationships.

•	Subject to certain exceptions, AOM will not, and will cause its subsidiaries not to, among other things:

•	amend or otherwise change its organizational documents;

•

issue or sell, or authorize the issuance or sale of, any shares of capital stock or other equity interests or securities convertible into or exchangeable for any such equity interests, or enter into any contract with respect to the foregoing;

•

split, combine, redeem, reclassify purchase or otherwise acquire any equity interests; declare, authorize or pay any dividends or make any other distributions with respect to its outstanding equity interests;

•	sell, lease, license, permit to lapse, transfer, abandon or dispose of any material properties or assets;

•	incur or guarantee any indebtedness;

•	make any loans, advances or capital contributions;

•	make any material changes to its accounting methods or practices; or

•	enter into or amend any material contract outside the ordinary course of business.

Covenants of Odyssey

Odyssey made certain covenants under the Merger Agreement, including, among others, the following:

•

Subject to certain exceptions, each Odyssey Party will use commercially reasonable efforts to conduct its activities in the ordinary course of business, and to use commercially reasonable efforts to (a) preserve intact its present business organization, (b) keep available the services of its directors, officers and key consultants and other advisors and (c) maintain existing business relationships.

•	Subject to certain exceptions, each Odyssey Party will not, among other things:

•	amend or otherwise change its organizational documents in a manner that would be materially or disproportionately adverse to the AOM Stockholders;

•

issue or sell, or authorize the issuance or sale of, any shares of capital stock or other equity interests or securities convertible into or exchangeable for any such equity interests, or enter into any contract with respect to the foregoing;

•	split, combine, redeem, reclassify, purchase or otherwise acquire any shares of capital stock or other equity interests;

•	declare, authorize or pay any dividends or make any other distributions with respect to its outstanding equity interests; or

•	sell, lease, license, permit to lapse, transfer, abandon or dispose of any material properties or assets.

Non-Solicitation; Change in Recommendation

Odyssey, AOM, and their respective affiliates and representatives are prohibited from soliciting, or engaging in discussions regarding, any alternative acquisition proposal to acquire 20% or more of the equity or assets of Odyssey or AOM, as applicable (an “Alternative Proposal”). However, prior to receipt of the Odyssey Stockholder Approval, Odyssey may furnish non-public information to, and engage in discussions with, any third person who has made a bona fide written proposal to acquire 80% or more of the equity or assets of Odyssey that the Odyssey Board or Special Transaction Committee determines in good faith, after consultation with its financial advisors and outside legal counsel, to be more favorable to Odyssey Stockholders than the Merger, taking into account all legal, financial, regulatory, timing and other relevant factors (a “Superior Proposal”). Prior to obtaining Odyssey Stockholder Approval, the Odyssey Board or Special Transaction Committee may effect an adverse change to its recommendation (an “Adverse Recommendation Change”) or terminate the Merger Agreement in response to a Superior Proposal, subject to providing AOM at least five (5) business days’ prior written notice and an opportunity to propose revised terms, with any material change to a Superior Proposal triggering a new two (2) business day notice and negotiation period. The Odyssey Board or Special Transaction Committee may also effect an Adverse Recommendation Change in response to a material event or circumstance not known or reasonably foreseeable as of the date of the Merger Agreement (an “Intervening Event”), subject to at least three (3) business days’ prior notice and good-faith consideration of any proposed amendments to the Merger Agreement by AOM; neither receipt of an Alternative Proposal nor changes in Odyssey’s stock price, constitute an Intervening Event. Notwithstanding any Adverse Recommendation Change, Odyssey remains obligated to submit the Proposals to Odyssey Stockholders for a vote unless the Merger Agreement has been terminated in accordance with its terms.

Post-Merger Odyssey Executive Officers and Directors

The Merger Agreement provides that, prior to the Effective Time, Odyssey will take all necessary corporate action so that, as of the Effective Time, Mark B. Justh will serve as the Chief Executive Officer of Odyssey and the Odyssey Board will consist of seven directors: Thomas Albanese, Mark B. Justh, Mark E. Luther, Ph.D., Shona Mato Lynch, Philip Plough, William Scripps, and John-Paul Yun. If any of the individuals is unwilling, unable or no longer capable to serve in such positions as of the Effective Time, AOM will have the right to designate a replacement individual, subject to good-faith consultation with Odyssey and provided further that any such replacement individual shall meet the applicable standards to serve as a director under the rules and regulations of Nasdaq and Odyssey’s applicable policies regarding director qualifications.

Directors and Officers Indemnification

From and after the Closing, Odyssey will, and will cause each of its subsidiaries to indemnify, defend and hold harmless each current or former director, officer, manager, employee, agent and fiduciary (each, an “Indemnified Person”) (in all of their capacities) against any and all losses incurred in connection with any actual or threatened action arising out of or pertaining to the fact that such person is or was a director, officer, manager, employee, agent or fiduciary of Odyssey or any of its subsidiaries, or is or was serving at the request of Odyssey or any of its subsidiaries, in all such cases to the greatest extent that such persons are indemnified before the Closing by Odyssey or any of its subsidiaries.

Odyssey will, prior to the Closing, obtain and fully pay for (a) a “go-forward” directors’ and officers’ liability insurance policy to cover the post-Closing directors and officers of Odyssey and (b) “tail” insurance policies to Odyssey’s and AOM’s existing directors’ and officers’ liability insurance policies, with coverage for a period of six years following the Closing, covering the Indemnified Persons and any individual who, at or prior to the Effective Time, was a director or officer of AOM for claims arising out of acts or omissions occurring at or prior to the Effective Time.

Conditions to the Completion of the Merger

Conditions to Each Party’s Obligations

The respective obligations of each party to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver, at or prior to the Closing, of the following conditions:

•

No court or other governmental entity will have enacted, issued, promulgated, enforced or entered any law, injunction, order or other judgment that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Merger.

•	The Odyssey Stockholder Approval will have been obtained.

•	The Requisite AOM Approval will have been obtained.

•

The Registration Statement will have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement will have been issued, and no proceedings for such purpose will have been initiated or threatened by the SEC and not withdrawn.

•

The conditions to the closing of each Specified CIC and OML Agreement will have been satisfied or waived or, to the extent any such conditions are required to be satisfied at the closing of such Specified CIC and OML Agreement, will be capable of being satisfied at such closing, and each other CIC Agreement and OML Agreement will remain in full force and effect.

Additional Conditions to the Obligations of AOM

The obligations of AOM to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver, at or prior to the Closing, of the following further conditions:

•	The representations and warranties of the Odyssey Parties set forth in the first four sentences of Section 4.3(a) (Capitalization) and in Section 4.7(c) (Absence of Certain Changes) of the Merger

Agreement must be true and correct in all respects (other than, in the case of the first four sentences of Section 4.3(a), such failures to be true and correct as are de minimis failures) as of the Closing Date.

•

The representations and warranties of the Odyssey Parties set forth in Section 4.1 (Organization), Section 4.2 (Authorization), Section 4.3 (Capitalization) (other than the first four sentences of Section 4.3(a)), Section 4.4(a) (Consents and Approvals; No Violations), Section 4.17 (Certain Fees) and Section 4.22 (Organization of Merger Sub) of the Merger Agreement must be true and correct in all material respects as of the date of the Closing Date.

•

Each of the other representations and warranties of the Odyssey Parties from the Merger Agreement must be true and correct in all respects (disregarding all qualifications or limitations as to “materiality,” “Odyssey Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date, except where the failure to be true and correct has not had and would not, individually or in the aggregate, reasonably be expected to have an Odyssey Material Adverse Effect.

•	Each of the Odyssey Parties having performed in all material respects its obligations under the Merger Agreement required to be performed at or prior to the Closing.

•

An authorized officer of the Odyssey Parties having executed and delivered to AOM a certificate (the “Odyssey Closing Certificate”) as to compliance with the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(d) of the Merger Agreement.

•	Since the date of the Merger Agreement, there must not have occurred any Odyssey Material Adverse Effect that is continuing as of the Closing.

•	The Non-Core Asset Transactions must have been consummated in all material respects.

Additional Conditions to the Obligations of the Odyssey Parties

The obligations of the Odyssey Parties to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver, at or prior to the Closing, of the following further conditions:

•

The representations and warranties of AOM set forth in Section 3.3 (Capitalization) (other than the last two sentences thereof), Section 3.4 (AOM Subsidiaries) and Section 3.8(c) (Absence of Certain Changes) of the Merger Agreement must be true and correct in all respects as of the Closing Date.

•

The representations and warranties of AOM set forth in Section 3.1 (Organization), Section 3.2 (Authorization), the last two sentences of Section 3.3 (Capitalization), Section 3.5 (Consents and Approvals; No Violations) and Section 3.19 (Certain Fees) of the Merger Agreement must be true and correct in all material respects as of the Closing Date.

•

Each of the other representations and warranties of AOM from the Merger Agreement must be true and correct in all material respects (disregarding all qualifications or limitations as to “materiality,” “AOM Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date, except where the failure to be true and correct has not had and would not, individually or in the aggregate, reasonably be expected to have an AOM Material Adverse Effect.

•	AOM having performed in all material respects its obligations under the Merger Agreement required to be performed at or prior to the Closing.

•

An authorized officer of AOM having executed and delivered to the Odyssey Parties a certificate (the “AOM Closing Certificate”) as to compliance with the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(d) of the Merger Agreement.

•	Since the date of the Merger Agreement, there must not have occurred any AOM Material Adverse Effect that is continuing as of the Closing.

•	The AOM PIPE Investment having been consummated with gross proceeds of not less than $25.0 million.

•	Immediately prior to the Effective Time, after giving effect to the AOM PIPE Investment, AOM having a minimum cash balance of not less than $100.0 million.

•	Immediately prior to the Effective Time, the AOM Bridge Debentures having been converted into shares of AOM Common Stock in accordance with their terms.

•

The NOAA Application must (a) remain pending and must not have been withdrawn or denied, or (b) have been approved or granted by NOAA, and, in either case, no condition, restriction, limitation or determination imposed or made in connection therewith exists that would reasonably be expected to materially and adversely affect the ability of AOM and its affiliates to execute on their business plan and strategy described in the NOAA Application following the Closing.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Closing under certain customary and limited circumstances, including, but not limited to, the following:

•	By mutual written consent of the parties.

•

By Odyssey or AOM if the Merger has not been consummated by the date that is six (6) months following the date of the Merger Agreement (the “Outside Date”), which Outside Date may be extended by either party first by an additional two (2) months and then by one further period of thirty (30) days if the conditions to Closing remain capable of being satisfied; provided that no party may terminate the Merger Agreement pursuant to this provision if the failure to consummate the Merger by the Outside Date is primarily attributable to such party’s failure to perform any covenant or other obligation required to be performed by it under the Merger Agreement.

•

By Odyssey or AOM if any governmental entity or court of competent jurisdiction has enacted, issued, promulgated, enforced, or entered any order that has become final and non-appealable and has the effect of making consummation of the transactions illegal or otherwise preventing or prohibiting consummation of the transactions; provided that this right to terminate will not be available to any party whose failure to materially fulfill any representation, warranty, covenant or obligation under the Merger Agreement or other material action has been the actual or proximate cause of such order.

•

By AOM if, prior to the Odyssey Stockholder Approval having been obtained, the Odyssey Board or the Special Transaction Committee makes an “Adverse Recommendation Change,” meaning any action by the Odyssey B of the Special Transaction Committee to (i) withdraw, modify, qualify, or change, in a manner adverse to AOM, its recommendation that Odyssey Stockholders vote in favor of the Nasdaq Proposal A or the Charter Proposal, (ii) publicly recommend, approve, or adopt any Alternative Proposal, or (iii) fail to include such recommendation in this proxy statement/prospectus.

•

By the Odyssey Parties if AOM has breached any of its representations, warranties, covenants or other agreements in the Merger Agreement, or any such representation or warranty becomes untrue or inaccurate after the date of the Merger Agreement, such that the conditions to Closing would not be satisfied; provided that if such breach is curable, the Odyssey Parties must provide AOM with twenty (20) days’ written notice describing the breach in reasonable detail and an opportunity to cure, and the Odyssey Parties may not terminate if they are themselves then in material breach of the Merger Agreement which would give rise to a failure to satisfy the AOM conditions to Closing.

•	By Odyssey or AOM if either Nasdaq Proposal A or the Charter Proposal is not approved at the Odyssey Stockholder Meeting.

•

By the Odyssey Parties if AOM has breached any of its representations, warranties, covenants or other agreements in the Merger Agreement, or any such representation or warranty becomes untrue or inaccurate after the date of the Merger Agreement, such that the conditions to Closing would not be satisfied; provided that if such breach is curable, the Odyssey Parties must provide AOM with twenty (20) days’ written notice describing the breach in reasonable detail and an opportunity to cure, and the Odyssey Parties may not terminate if they are themselves then in material breach of the Merger Agreement which would give rise to a failure to satisfy the AOM conditions to Closing.

•

By AOM if any Odyssey Party has breached any of its representations, warranties, covenants or other agreements in the Merger Agreement, or any such representation or warranty becomes untrue or inaccurate after the date of the Merger Agreement, such that the conditions to Closing would not be satisfied; provided that if such breach is curable, AOM must provide the Odyssey Parties with twenty (20) days’ written notice describing the breach in reasonable detail and an opportunity to cure, and AOM may not terminate if it is itself then in material breach of the Merger Agreement which would give rise to a failure to satisfy the Odyssey conditions to Closing.

•

By the Odyssey Parties if AOM does not deliver to Odyssey the AOM Written Consent constituting the Requisite AOM Approval within two (2) business days following the date on which this Registration Statement is declared effective under the Securities Act.

Effect of Termination

If the Merger Agreement is validly terminated, the Merger Agreement will become void and of no further force or effect, and no party will have any liability thereunder; provided, however, that certain provisions will survive termination, including the termination payment provisions, and termination of the Merger Agreement will not relieve any party from liability for fraud or any willful and intentional breach of any covenant or obligation contained in the Merger Agreement.

Odyssey Termination Payment

In the event that:

•

the Merger Agreement is terminated by AOM pursuant to an Adverse Recommendation Change by the Odyssey Board or the Special Transaction Committee, or by Odyssey in order to enter into an Acquisition Agreement providing for a Superior Proposal; or

•

the Merger Agreement is terminated because the either Nasdaq Proposal A or the Charter Proposal is not approved at the Odyssey Special Meeting or by AOM as a result of a willful and intentional breach by Odyssey of its covenants (and at such time the Odyssey Stockholder Approval has not been obtained), and (A) after the date of the Merger Agreement but before the Odyssey Special Meeting an Alternative Proposal with respect to Odyssey will have been publicly made or publicly proposed or communicated to Odyssey or to the Odyssey Stockholders generally (and not withdrawn), and (B) within twelve (12) months after such termination Odyssey will have entered into a definitive contract providing for the consummation of an Alternative Proposal; provided that, for purposes of clause (B), all references in the definition of “Alternative Proposal” to 20% will instead refer to 50%;

then Odyssey will pay to AOM, in cash by wire transfer, a nonrefundable fee in the amount of $2.2 million.

No Survival of Representations and Warranties

None of the representations, warranties, or agreements contained in the Merger Agreement or in any certificate delivered pursuant to the Merger Agreement will survive the Effective Time, except for agreements which expressly by their terms survive the Effective Time.

Governing Law

The Merger Agreement is governed by and is to be construed in accordance with the laws of the State of New York (without regard to any conflict of laws or choice of laws rules or principles that would cause or permit the application of the laws of any other jurisdiction) as to all matters, including matters of validity, construction, effect, performance and remedies.

Exclusive Jurisdiction; Waiver of Trial by Jury

Any legal dispute relating to the Merger Agreement may be brought exclusively in the state courts of the State of New York located in the Borough of Manhattan in the City of New York or, if federal jurisdiction exists, in the federal courts of the United States located in the Borough of Manhattan in the City of New York, and each of the parties irrevocably submits to the exclusive jurisdiction of such courts. Each party, and any person asserting rights as a third-party beneficiary, irrevocably and unconditionally waives, to the fullest extent permitted by law, any right to trial by jury in any legal dispute relating to the Merger Agreement or the transactions contemplated thereby.

Amendments

The Merger Agreement may be amended by the parties at any time by execution and delivery of an instrument in writing signed by each of the parties; provided, however, that after the Odyssey Stockholder Approval has been obtained, no amendment may be made that by law requires further approval by the Odyssey Stockholders without such approval having been obtained.

CERTAIN AGREEMENTS RELATED TO THE MERGER

Odyssey Note Purchase Agreement

On April 8, 2026, in connection with the Merger Agreement, Odyssey and AOM entered into a note purchase agreement (the “Odyssey Note Purchase Agreement”) pursuant to which Odyssey issued and sold to AOM a secured promissory note (the “Initial Odyssey Note”) in an amount of up to $5.0 million (the “Initial Odyssey Note Purchase Price”). At an initial closing, AOM will, subject to the satisfaction or waiver of specified conditions, pay to Odyssey a portion of the Initial Odyssey Note Purchase Price in the amount of $1.5 million. The remaining $3.5 million of the Initial Odyssey Note Purchase Price will be paid in specified amounts on the first business day of each of the four months after the date of the initial closing. The Odyssey Note Purchase Agreement also provides that, at AOM’s option, AOM may purchase from Odyssey one or more additional secured promissory notes (the “Pre-Closing Odyssey Notes” and, together with the Initial Odyssey Note, the “Odyssey Notes”) in an aggregate amount of up to $5.0 million. Odyssey’s obligations under the Odyssey Notes will be secured by a security interest in substantially all of Odyssey’s assets. The principal amount of the Odyssey Notes will equal the aggregate amount paid to Odyssey by AOM. The principal amount of the Odyssey Note bears interest at the rate of 8.0% per annum. Odyssey will pay accrued interest on a quarterly basis by capitalizing each quarterly interest payment as additional principal. All outstanding principal and accrued interest will be due and payable in full on the earlier of April 8, 2027, or upon the consummation of the Merger. Upon an event of a default on the interest payments, the principal and any accrued interest will thereafter accrue interest at the rate of 11.0% per annum until paid in full.

AOM Bridge Subscription Agreements

Prior to the execution and delivery of the Merger Agreement, AOM entered into subscription agreements (the “Bridge Subscription Agreements”) with certain third-party investors (the “AOM Bridge Investors”) pursuant to which the AOM Bridge Investors provided aggregate financing to AOM in the amount of approximately $75.6 million through the purchase of convertible debentures of AOM (the “AOM Bridge Debentures”). The AOM Bridge Debentures will automatically convert into shares of AOM Common Stock immediately prior to the Effective Time, such that the AOM Bridge Investors will become stockholders of AOM immediately prior to the consummation of the Merger.

AOM PIPE Subscription Agreement

Concurrently with the execution and delivery of the Merger Agreement, AOM and Odyssey entered into securities purchase agreement (the “AOM PIPE Subscription Agreement” and, together with the AOM Bridge Subscription Agreements, the “Subscription Agreements”) with certain third-party investors (the “AOM PIPE Investors”), pursuant to which the AOM PIPE Investors committed to provide aggregate financing in the amount of $156.0 million (the “AOM PIPE Investment”), on the terms and subject to the conditions set forth in the AOM PIPE Subscription Agreement and the related warrants to be entered into at the closing of the AOM PIPE Investment (the “AOM PIPE Warrants”). The AOM PIPE Investment is to be effected through the subscription for and purchase of (a) shares of AOM Common Stock, which shares will, pursuant to the AOM PIPE Subscription Agreement, be issued immediately prior to the Effective Time, such that the AOM PIPE Investors will become stockholders of AOM immediately prior to the consummation of the Merger, and (b) AOM PIPE Warrants.

At the Effective Time, each AOM PIPE Warrant outstanding immediately prior to the Effective Time will be assumed by Odyssey and converted into a warrant to purchase shares of Odyssey Common Stock (each, an “Odyssey Assumed Warrant”), on the same terms and conditions as were applicable to such AOM PIPE Warrant immediately prior to the Effective Time, except as otherwise provided in the Merger Agreement. The number of shares of Odyssey Common Stock issuable upon exercise of each Odyssey Assumed Warrant will be equal to the number of shares of AOM common stock subject to such AOM PIPE Warrant immediately prior to the Effective

Time, adjusted to reflect the Exchange Ratio. The exercise price per share of each Odyssey Assumed Warrant will be equal to the exercise price per share of AOM common stock applicable to the corresponding AOM PIPE Warrant immediately prior to the Effective Time, divided by the Exchange Ratio, with such exercise price rounded up to the nearest one-hundredth of a dollar. Except for the foregoing adjustments, the Odyssey Assumed Warrants will retain the same expiration dates and other material terms as the AOM PIPE Warrants in effect immediately prior to the Effective Time.

CIC Equity Exchange Agreement

On April 8, 2026, in connection with the Merger Agreement, Odyssey, and certain of the stockholders of CIC Limited (the “CIC Stockholders”) entered into an equity exchange agreement (“CIC Equity Exchange Agreement”) pursuant to which the CIC Stockholders agreed to exchange their shares of CIC Limited Class A common stock (“CIC Shares”) for shares of Odyssey Common Stock as soon as practicable after the effective date of the Merger. In exchange for the CIC Shares, Odyssey will deliver to each of the CIC Stockholders a number of shares of Odyssey Common Stock equal to the number of shares of CIC Limited the CIC Stockholder wishes to exchange multiplied by a fraction, the numerator of which is the value per CIC Share and the denominator of which is the value per share of Odyssey Common Stock paid by the AOM PIPE Investors.

Notwithstanding anything in the CIC Equity Exchange Agreement to the contrary, the aggregate maximum number of shares of Odyssey Common Stock that may be issued under the CIC Equity Exchange Agreement will not (a) exceed 19.9% of the number of outstanding shares of Odyssey’s common stock immediately prior to the date of the CIC Equity Exchange Agreement, (b) exceed 19.9% of the combined voting power of the outstanding voting securities of Odyssey immediately prior to the date of the CIC Equity Exchange Agreement, in each of clauses (a) and (b), unless Odyssey has obtained the requisite stockholder approval under applicable law and the listing rules of the Nasdaq Capital Market, or (c) otherwise exceed such number of shares of Odyssey Common Stock that would violate applicable listing rules of the Nasdaq Capital Market.

CIC Limited Note Purchase Agreement

On April 8, 2026, in connection with the Merger Agreement, CIC Limited and AOM entered into a note purchase agreement (“CIC Limited Note Purchase Agreement”) pursuant to which CIC Limited issued and sold to AOM a convertible promissory note (the “CIC Limited Note”) in an amount of up to $20.0 million (“CIC Limited Note Purchase Price”). Within five (5) business days of the date of the CIC Limited Note Purchase Agreement, at an initial closing, AOM will pay to CIC Limited a portion of that CIC Limited Note Purchase Price in an amount to be determined by the parties. CIC Limited can issue additional draw requests to AOM for up to $5.0 million of the CIC Limited Note Purchase Price following the initial closing, provided, however, that (a) the first additional advance request cannot be made until the fiscal quarter following the initial closing date, and (b) no more than two (2) advance requests may be made per fiscal quarter. AOM will advance additional funds to CIC Limited within ten (10) business days of each subsequent request if the applicable conditions are met.

The principal amount of the CIC Limited Note will equal the aggregate amount paid to CIC Limited by AOM. The principal amount of the CIC Limited Note will bear the interest at the rate of 8.0% per annum. CIC Limited will pay accrued interest on a quarterly basis by capitalizing each quarterly interest payment as additional principal. All outstanding principal and accrued interest will be due and payable in full on April 7, 2030 (the “CIC Limited Maturity Date”). Upon an event of a default on the interest payments, the principal and any accrued interest will thereafter accrue interest at the rate of 11.0% per annum until paid in full.

AOM will have the right, at any time and from time to time prior to the CIC Limited Maturity Date, to convert all or any portion of the outstanding principal and accrued interest of the convertible note into CIC Shares. If AOM elects to exercise its conversion right, AOM will be entitled to the number of CIC Shares (rounded to the nearest whole number) equal to the quotient determined by dividing (a) the amount of the outstanding principal and accrued interest to be converted, by (b) the rate, computed immediately before the initial closing on a fully diluted as-converted basis taking into account all equity securities of CIC Limited, that ascribed to CIC Limited a valuation of $200.0 million (the “CIC Limited Conversion Rate”). In lieu of any fractional shares to which AOM would otherwise be entitled, CIC Limited will pay AOM cash equal to such fraction multiplied by the CIC Limited Conversion Rate. To the extent not previously paid or converted, CIC Limited will pay to AOM the entire outstanding amount of principal and accrued interest in cash on the CIC Limited Maturity Date.

CIC Limited Option Agreement

On April 8, 2026, in connection with the Merger Agreement, Odyssey and certain stockholders of CIC Limited (the “CIC Option Stockholders”) entered into an option agreement (the “CIC Limited Option Agreement”) pursuant to which, at any time and from time to time following the six (6)-month period following the completion of the Merger, Odyssey has the right, but not the obligation, to purchase from each CIC Option Stockholder all or a portion of the CIC Shares held by such CIC Option Stockholder (the “CIC Limited Option”) at a purchase price per share equal to the valuation of CIC Limited divided by the total number of issued outstanding shares of CIC Limited, assuming full conversion or exercise of all outstanding options, warrants, convertible securities, or similar rights.

The valuation of CIC Limited on any date on which Odyssey exercises the CIC Limited Option will be (a) $200.0 million, if the applicable exercise date is prior to the approval, by the Cook Islands Seabed Mineral Authority (the “SBMA”), of a pre-feasibility study, or (b) $225.0 million, if the applicable exercise date is after the approval of such pre-feasibility study and before the issuance, by the SBMA, of a trial harvesting license, or (c) $300.0 million, if the applicable exercise date is after the issuance of such trial harvesting license. The purchase price payable in connection with the exercise of the CIC Limited Option granted to Odyssey will be payable by Odyssey in a combination of (a) cash and (b) shares of Odyssey Common Stock, in such amounts and proportions as determined by Odyssey in its sole and absolute discretion.

CIC LLC Note Purchase Agreement

On April 8, 2026, in connection with the Merger Agreement, CIC LLC and AOM entered into a note purchase agreement (“CIC LLC Note Purchase Agreement”) pursuant to which CIC LLC issued and sold to AOM a convertible promissory note (the “CIC LLC Note”) in an amount of up to $5.0 million (“CIC LLC Note Purchase Price”). At an initial closing, AOM will pay to CIC LLC the CIC LLC Note Purchase Price. The CIC LLC Note Purchase Price will reduce, on a dollar-for-dollar basis, the minimum cash portion of the purchase price payable by Odyssey under the CIC LLC Option Agreement, as described in the section entitled “ —CIC LLC Option Agreement.”

The principal amount of the convertible note will bear the interest at the rate of 8.0% per annum. CIC LLC will pay accrued interest on a quarterly basis by capitalizing each quarterly interest payment as additional principal. All outstanding principal and accrued interest will be due and payable in full on April 7, 2030 (the “CIC LLC Maturity Date”). Upon an event of a default on the interest payments, the principal and any accrued interest will thereafter accrue interest at the rate of 11.0% per annum until paid in full.

AOM will have the right, at any time and from time to time prior to the CIC LLC Maturity Date, to convert all, but not less than all of the outstanding principal and accrued and unpaid interest on the CIC LLC Note into the CIC Shares simultaneously with the CIC LLC Option. If AOM elects to exercise its conversion right, AOM will be entitled to the number of CIC Shares (rounded to the nearest whole number) equal to the quotient determined by dividing (a) the amount of the outstanding principal and accrued interest to be converted, by (b) 1.22 (the “CIC LLC Conversion Rate”). In lieu of any fractional shares to which AOM would otherwise be entitled, CIC LLC will pay AOM cash equal to such fraction multiplied by the CIC LLC Conversion Rate. To the extent not previously paid or converted, CIC LLC will pay to AOM the entire outstanding amount of principal and accrued interest in cash on the CIC LLC Maturity Date. The obligations of CIC LLC under the CIC LLC Note are non-recourse to CIC LLC except as to CIC LLC’s interest in the CIC Shares.

CIC LLC Option Agreement

On April 8, 2026, in connection with the Merger Agreement, Odyssey and CIC LLC entered into an option agreement (“CIC LLC Option Agreement”) pursuant to which at any time and from time to time following the six (6)-month period following the completion of the Merger, Odyssey, has the right, but not the obligation, to purchase CIC Shares from CIC LLC (the “CIC LLC Option”) at a purchase price per share equal to the valuation of CIC Limited divided by the total number of issued and outstanding shares of CIC Limited, assuming full conversion or exercise of all outstanding options, warrants, convertible securities, or similar rights.

The valuation of CIC Limited on any date on which Odyssey exercises the CIC LLC Option will be (a) $200.0 million, if the applicable exercise date is prior to the approval, by the SBMA, of a pre-feasibility study, or (b) $225.0 million, if the applicable exercise date is after the approval of such pre-feasibility study and before the issuance, by the SBMA, of a trial harvesting license, or (c) $300.0 million, if the applicable exercise date is after the issuance of such trial harvesting license. The purchase price payable in connection with the exercise of the CIC LLC Option granted to Odyssey will be payable by Odyssey in a combination of (a) cash and (b) Odyssey’s common stock, in such amounts and proportions as determined by Odyssey in its sole and absolute discretion; provided that the cash portion of the purchase price of the option will be not less than $20.0 million; and provided, further, that the minimum cash portion will be reduced, on a dollar-for-dollar basis, by the aggregate amount of payments received by CIC LLC under the CIC LLC Note Purchase Agreement. For further information, please see the section entitled “ —CIC LLC Note Purchase Agreement.”

OML Unit Purchase Agreement

On March 20, 2026, OML and AOM entered into a unit purchase agreement (“OML Unit Purchase Agreement”) pursuant to which AOM agreed to purchase from OML an aggregate of 997,995 membership units of OML (“OML Units”) for the purchase price of $20.0 million. Additionally, at any time and from time to time, AOM has the right, but not the obligation, to purchase from OML such number of additional OML Units as is necessary for AOM to hold, in the aggregate, at least 67.0% of the outstanding OML Units.

The purchase price for each additional OML Unit will equal the fair market valuation of OML divided by the number of fully diluted OML Units where: (a) the fair market valuation means the pre-money equity valuation of OML as determined by an independent valuation firm mutually agreed upon by AOM and OML, and (b) the fully diluted OML Units means the total number of issued and outstanding OML Units. On March 20, 2026, AOM paid to OML an advance of $7.5 million, and OML issued and sold 366,748 OML Units to AOM.

OML Equity Exchange Agreement

On April 8, 2026, in connection with the Merger Agreement, Odyssey, Ocean Minerals, LLC (“OML”), and certain of the members of OML (the “OML Members”), entered into an equity exchange agreement (“OML Equity Exchange Agreement”) pursuant to which the OML Members agreed to exchange their OML Units for shares of Odyssey Common Stock as soon as practicable after the effective date of the Merger. In exchange for the OML Units, Odyssey will deliver to each of the OML Members a number of shares of Odyssey Common Stock equal to the number of OML Units held by the OML Member multiplied by a fraction, the numerator of which is the value per unit of OML Units and the denominator of which is the value per share of Odyssey Common Stock.

Support Agreements

Odyssey Support Agreement

On April 8, 2026, in accordance with the Merger Agreement, Odyssey, AOM and certain stockholders of Odyssey (the “Odyssey Support Stockholders”), being the directors and certain officers of Odyssey who hold shares of Odyssey Common Stock together with certain other Odyssey stockholders identified in the Odyssey Disclosure Schedule to the Merger Agreement, entered into support agreements (collectively, the “Odyssey Support Agreement”) pursuant to which each Odyssey Support Stockholder agreed that at any meeting of the stockholders of Odyssey, each Odyssey Support Stockholder will (a) cause its voting shares of Odyssey to be counted as present thereat for the purpose of establishing a quorum, and (b) vote, or cause to be voted, all of its voting shares of Odyssey (a) in favor of the Nasdaq Proposal, the Charter Proposal, the Golden Parachute Compensation Proposal, and any other proposal, action or matter necessary or advisable to consummate the transactions contemplated by the Merger Agreement, (b) in favor of any proposal to adjourn or postpone any meeting of the stockholders of Odyssey if there are insufficient votes to approve such matters at the time any such meeting is held, and (c) against any transaction, reorganization or action that would reasonably be expected to impede or interfere with the transactions contemplated by the Merger Agreement or the Odyssey Support Agreement, or any change in Odyssey’s corporate structure or business, except as expressly permitted by the Merger Agreement. Certain Odyssey Support Stockholders also agreed to customary restrictions on any transfers of voting shares of Odyssey, subject to customary exceptions. Any transfer in violation of these restrictions will be null and void. The Odyssey Support Agreement will terminate upon the earliest to occur of: (i) the Effective Time; (ii) the termination of the Merger Agreement in accordance with its terms; (iii) the mutual written consent of the parties; (iv) the time that the Odyssey Board effects an Adverse Recommendation Change in accordance with the Merger Agreement; or (v) any amendment or modification of any provision of the Merger Agreement that increases the amount or changes the form of the Merger Consideration in any material respect and is not approved by the Special Transaction Committee.

AOM, the AOM Bridge Investors, and the Support Stockholders

AOM, Odyssey, certain directors, officers and founding stockholders of AOM (the “AOM Support Stockholders”), entered into a support agreement (the “AOM Support Agreement”) pursuant to which each AOM Support Stockholder agreed that at any meeting of the stockholders of AOM, each AOM Support Stockholder will (a) cause its voting shares of AOM to be counted as present thereat for the purpose of establishing a quorum, and (b) vote, or cause to be voted, all of its voting shares of AOM, (i) in favor of the Merger, the adoption and approval of the Merger Agreement, and any other proposal, action, or matter necessary or advisable to consummate the Merger and any other transactions contemplated by the Merger Agreement, (ii) in favor of any proposal to adjourn or postpone any meeting of the stockholders of AOM, if there are insufficient votes to approve such matters at the time any such meeting is held, and (iii) against, any transaction, reorganization, or action that would reasonably be expected to impede or interfere with the Merger, the Merger Agreement, or the transactions contemplated by the Merger Agreement or the AOM Support Agreement, or any change in AOM’s corporate structure or business except, as expressly permitted by the Merger Agreement. Each AOM Support Stockholder also agreed to customary restrictions on any transfers of any voting shares of AOM, subject to customary exceptions. Any transfer that violates these restrictions will be null and void.

Lock-Up Agreements

Odyssey and holders of AOM Common Stock, and the AOM Bridge Investors (the “Lock-Up Holders”), entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which, during the applicable lock-up periods commencing on the date of the Closing, the Lock-Up Holders will not, directly or indirectly, sell or otherwise transfer any shares of Odyssey Common Stock, or make any public announcement or filing under applicable securities laws regarding any of the foregoing received in connection with the bridge transaction; provided that (a) the AOM Bridge Investors are subject to a full lock-up for a period of sixty (60) days following the Closing, with all such shares released thereafter, and (b) holders of AOM Common Stock are subject to a full lock-up through ninety (90) days following the Closing, followed by staged releases thereafter. Notwithstanding the foregoing, the restrictions will not apply to transfers (a) by gift or for estate-planning purposes, (b) by will or intestacy upon death, (c) to any affiliate, trust, partnership, or other entity for the benefit of the Lock-Up Holder or its immediate family, or (d) in the case of an entity, to its members, partners or stockholders, provided that the transferee agrees in writing to be bound by the applicable restrictions. Any purported transfer by the Lock-Up Holders of Odyssey Common Stock in violation of the foregoing restrictions will be null and void and will not be recognized by Odyssey or its transfer agent.

ORM Disposition Trust

Odyssey, through an indirect wholly owned subsidiary, Odyssey Marine Enterprises Ltd., a company organized in the Bahamas (“OME”), currently owns approximately 78.3% of the equity interests in Oceanica Resources Mexico, S. de R.L. de C.V., a company organized in Mexico (“ORM”). ORM owns a 50.0% interest in Phosagmex, S.A.P.I. de C.V., a joint venture company organized in Mexico (“Phosagmex”). The remaining 50.0% interest in Phosagmex is owned by Capital Latinoamericano, S.A. de C.V., a company organized in Mexico (“CapLat”).

Pursuant to the terms of the Merger Agreement, Odyssey agreed to organize a new corporation (“ORM HoldCo”), to contribute its interests in ORM to ORM HoldCo and to transfer its interests in ORM HoldCo to a newly formed liquidating trust (the “ORM Trust”), the beneficiaries of which would be the holders of Odyssey Common Stock as of a record date prior to the consummation of the Merger (the “Trust Beneficiaries”).

The purpose of ORM HoldCo and the ORM Trust is to hold and preserve the value of ORM and ORM’s assets until Phosagmex receives certain project approvals from the government of Mexico. If the project approvals are received, ORM HoldCo would then either (a) sell ORM and/or ORM’s assets and distribute the net proceeds therefrom to the ORM Trust (for further distribution to the Trust Beneficiaries) and any other equity holders of ORM HoldCo or (b) conduct an initial public offering and distribute the shares of ORM Holdco to the ORM Trust (for further distribution to the Trust Beneficiaries) and any other equity holders of ORM HoldCo.

In connection with these transactions, Odyssey and AOM have agreed that ORM HoldCo would enter into a support agreement (the “ORM Support Agreement”) pursuant to which Odyssey would, for the term of the ORM Trust, provide ORM HoldCo and its subsidiaries with administrative services, access to records and personnel in connection with the enforcement of the arbitral award issued by the International Centre for Settlement of Investment Disputes on the claims brought by Odyssey against Mexico under the North American Free Trade Agreement, and other specified support services.

The parties have not entered into definitive agreements related to the disposition of ORM, and there can be no assurance they will be able to do so. Completion of the ORM disposition in all material respects, including obtaining a commitment for the financing necessary to fund the activities of ORM HoldCo and its subsidiaries for at least eighteen (18) months after the Merger, is a condition to AOM’s obligation to close under the Merger Agreement, which condition may be waived by AOM in its sole discretion.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion is a summary of certain material U.S. federal income tax consequences of the Merger applicable to U.S. Holders (as defined below) who exchange their AOM Common Stock for Odyssey Common Stock (or equivalent in the form of Odyssey New Preferred Shares) in the Merger or who hold Odyssey Common Stock immediately prior to the Merger, but does not purport to be a complete analysis of all potential tax effects. All references to “Odyssey Common Stock” in this section include the Odyssey New Preferred Shares that are received by AOM Stockholders in lieu of Odyssey Common Stock.

This discussion and the discussion of tax consequences elsewhere in this proxy statement/prospectus are limited to U.S. Holders who hold their AOM Common Stock or Odyssey Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders in light of their particular circumstances or to U.S. Holders who may be subject to special tax treatment under the Code, including, without limitation, dealers in securities, commodities or foreign currency; banks, thrifts, insurance companies, and other financial institutions; traders that mark-to-market their securities; tax-exempt organizations or governmental organizations; small business investment companies; regulated investment companies; real estate investment trusts; tax-deferred or other retirement accounts; persons whose functional currency is not the U.S. dollar; persons who hold AOM Common Stock or Odyssey Common Stock as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction; persons who hold or receive AOM Common Stock or Odyssey Common Stock pursuant to the exercise of compensatory stock options, the vesting of previously restricted shares of stock or otherwise as compensation; persons holding AOM Common Stock who exercise dissenters’ rights; persons whose shares constitute “qualified small business stock” for purposes of Section 1202 of the Code; any entity or arrangement that is classified as a partnership for U.S. federal income tax purposes (and partners thereof); S corporations or other passthrough entities (including hybrid entities); companies subject to the “stapled stock” rules; “expatriated entities”; or certain former citizens or long-term residents of the United States.

This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect, or differing interpretations. Neither AOM nor Odyssey have sought any ruling from the IRS with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with these statements and conclusions. The effects of other U.S. federal tax laws, such as estate and gift tax laws, the alternative minimum tax and the Medicare tax on net investment income, and any applicable state, local, or non-U.S. tax laws or the tax consequences occurring prior to, concurrently with or after the Merger (whether or not such transactions are in connection with the Merger) are not discussed.

Each U.S. Holder is urged to consult its tax advisor with regard to the Merger and the application of U.S. federal income tax laws, as well as the laws of any state, local or non-U.S. taxing jurisdictions, to its particular situation.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of AOM Common Stock or Odyssey Common Stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if either a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code, which we refer to as “United States persons”) have the authority to control all substantial decisions of such trust, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

Classified for U.S. federal income tax purposes holds AOM Common Stock or Odyssey Common Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding AOM Common Stock or Odyssey Common Stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Material U.S. Federal Income Tax Consequences of the Merger to Odyssey, AOM and U.S. Holders of AOM Common Stock

Subject to the qualifications and assumptions described in this proxy statement/prospectus, the Merger is intended to be treated for U.S. federal income tax purposes as both a reorganization within the meaning of Section 368(a), and, together with certain other transactions occurring in connection with the Merger, an exchange within the meaning of Section 351(a) of the Code (together, the “Intended Tax Treatment”). You are encouraged to consult with your tax advisor as to whether the merger is characterized in accordance with the Intended Tax Treatment and as to the tax consequences of the Merger in your particular circumstances if the Merger is so characterized. The actual tax consequences of the Merger to you may be complex and will depend on your specific situation and on factors that are not within Odyssey’s or AOM’s control.

Neither Odyssey nor AOM intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the Merger. There is no guarantee that the IRS will treat the merger in accordance with the Intended Tax Treatment or that a court would not sustain a position that is contrary to any of the positions set forth in this summary.

Odyssey stockholders will not sell, exchange or dispose of any shares of Odyssey stock as a result of the Merger, so the Merger should not result in recognition of gain or loss to the Odyssey stockholders for U.S. federal income tax purposes in respect of their Odyssey shares.

Assuming the Merger is treated as in accordance with the Intended Tax Treatment, the following are the material U.S. federal income tax consequences (to the corporations involved in the merger, and to the U.S. Holders of AOM Common Stock) of the Merger:

•	a U.S. Holder will not recognize gain or loss upon the exchange of AOM Common Stock for Odyssey Common Stock pursuant to the Merger;

•

a U.S. Holder’s aggregate tax basis for the shares of Odyssey Common Stock actually received in the Merger will equal the U.S. Holder’s aggregate tax basis in the shares of AOM Common Stock surrendered upon the Closing; and

•

the holding period of the shares of Odyssey Common Stock received by a U.S. Holder in the Merger will include the holding period of the U.S. Holder’s shares of AOM Common Stock surrendered in exchange therefor.

If a U.S. Holder holds different blocks of AOM Common Stock (generally, AOM Common Stock acquired on different dates or at different prices), such U.S. Holder should consult its tax advisor with respect to the determination of the tax bases and/or holding periods of the shares of Odyssey Common Stock received in the Merger.

No gain or loss will be recognized by Odyssey or AOM solely as a result of the Merger. Under current law, U.S. federal net operating loss carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such net operating loss carryforwards is limited to 80.0% of taxable income (as adjusted under Section 172 of the Code). In addition, under Sections 382 and 383 of the Code, U.S. federal net operating loss carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in ownership. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5.0% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The combined company’s ability to utilize its net operating loss carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including in connection with the Merger or other transactions. If the combined company earns taxable income, such limitations could result in increased future income tax liability to the combined company, and the combined company’s future cash flows could be adversely affected. Odyssey had net operating loss carryforwards as of September 30, 2025 of approximately $205.9 million, which are subject to limitations.

Information Reporting and Backup Withholding in respect of the Exchange of AOM Common Stock

A U.S. Holder of shares of AOM Common Stock may be subject to information reporting and backup withholding (currently at a rate of 24.0%) on cash paid in lieu of fractional shares, unless such U.S. Holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. Holder fails to furnish a correct taxpayer identification number, fails to furnish a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn). Each U.S. Holder of shares of AOM Common Stock should properly complete and sign, and deliver, an IRS Form W-9 to provide the information and certification necessary to avoid backup withholding, or otherwise establish an applicable exemption in a manner acceptable to the paying agent. U.S. Holders of shares of AOM Common Stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

A U.S. holder of AOM Common Stock who receives shares of Odyssey Common Stock as a result of the Merger will be required to retain records pertaining to the Merger. Each U.S. Holder of AOM Common Stock who is required to file a U.S. federal income tax return and who either is a significant holder or a significant transferor (each as defined below) that receives shares of Odyssey Common Stock in the Merger will be required to file a statement with such U.S. federal income tax return in accordance with Treasury Regulations Sections 1.368-3 and 1.351-3 setting forth certain information regarding the merger and the holder’s shares. A “significant holder” and a significant transferor is a holder of shares of AOM Common Stock who, immediately before the Merger, owned at least 1.0% (by vote or value) of the outstanding stock of AOM or, in the case of a significant holder, securities (as that term is defined in Section 354 of the Code) of AOM with a basis for U.S. federal income tax purposes of at least $1.0 million.

PROPOSAL NO. 1—THE NASDAQ PROPOSALS

Odyssey Share Issuances

At the Odyssey Special Meeting, Odyssey Stockholders will be asked to approve (a) the issuance of shares of Odyssey Common Stock to the AOM Stockholders pursuant to the Merger Agreement (the “Merger Shares”), which Merger Shares will represent more than 20.0% of the shares of Odyssey Common Stock outstanding immediately prior to the Merger; (b) the issuance of shares of Odyssey Common Stock to the CIC Stockholders and the OML Members pursuant to the terms of the CIC Equity Exchange Agreement and the OML Equity Exchange Agreement, respectively; (c) the issuance of shares of Odyssey Common Stock to certain stockholders of CIC and CIC LLC pursuant to the terms of the CIC Limited Option Agreement and the CIC LLC Option Agreement, respectively; (d) the issuance of shares of Odyssey Common Stock in connection with the Merger and the related transactions described above pursuant to Nasdaq Listing Rule 5635(a)(2); and (e) the change of control of Odyssey resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b). Pursuant to the terms of the Merger Agreement, at the Closing Odyssey will issue an aggregate of 727,936,074 shares of Odyssey Common Stock to the AOM Stockholders. Of the 727,936,074 Merger Shares, (a) 98,841,554 shares will be issued to the AOM Bridge Investors, who will acquire their shares of AOM Common Stock upon the automatic conversion of the AOM Bridge Debentures, which will occur immediately prior to the Effective Time, (b) 141,997,920 shares will be issued to the AOM PIPE Investors, who will acquire their shares of AOM Common Stock pursuant to the AOM PIPE Subscription Agreement immediately prior to the Effective Time, and (c) 487,096,600 shares will be issued to the Current AOM Stockholders. Pursuant to the terms of the CIC Equity Exchange Agreement and the OML Equity Exchange Agreement, at the Closing Odyssey will issue an aggregate of 132,471,431 shares of Odyssey Common Stock to the CIC Stockholders and the OML Members. The shares of Odyssey Common Stock issuable to the CIC Stockholders and the OML Members are referred to as the “Exchange Shares.” Finally, pursuant to the CIC Limited Option Agreement and the CIC LLC Option Agreement, Odyssey may issue up to an aggregate of approximately 84.0 million shares of Odyssey Common Stock to certain stockholders of CIC Limited and members of CIC LLC, respectively.

Immediately after the Merger, on a pro forma basis, after giving effect to the issuance of the Merger Shares and the issuance of the Exchange Shares, but assuming no exercise of the AOM PIPE Warrants or any options and warrants of Odyssey that will remain outstanding after the Merger:

•	current Odyssey Stockholders will own 6.7% of the combined company;

•	current stockholders of AOM (“Current AOM Stockholders” and, together with the AOM Bridge Investors and the AOM PIPE Investors, the “AOM Stockholders”) will own 52.9% of the combined company;

•	the AOM Bridge Investors will own 10.7% of the combined company;

•	the AOM PIPE Investors will own 15.4% of the combined company; and

•	the former CIC Stockholders and OML Members will own 14.3% of the combined company.

For more information about the Merger and the issuance of the Merger Shares and the Exchange Shares, please see the sections entitled “The Merger,” “The Merger Agreement—Merger Consideration,” “Certain Agreements Related to the Merger—AOM Bridge Subscription Agreements,” “Certain Agreements Related to the Merger—AOM PIPE Subscription Agreement,” “Certain Agreements Related to the Merger—CIC Equity Exchange Agreement,” “Certain Agreements Related to the Merger—OML Equity Exchange Agreement,” and the full text of the Merger Agreement included as Annex A hereto.

Approval of the Odyssey Share Issuances

Under Nasdaq Listing Rule 5635(a)(1), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of another company’s stock, if the number of shares of common stock to be issued is in excess of 20.0% of the number of shares of common stock then outstanding. The issuance of the Merger Shares is expected to result in an issuance comprising more than 20.0% of the outstanding common stock of Odyssey, or more than 20.0% of the voting power, in each case outstanding before the issuance.

In addition, under Nasdaq Listing Rule 5635(a)(2), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock in connection with the acquisition of another company’s stock if any director, officer or “Substantial Shareholder” (as that term is defined in the Nasdaq Listing Rules) of the company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company to be acquired or in the consideration to be paid in the transaction and the potential issuance of common stock could result in an increase in outstanding common shares or voting power of 5% or more. Mark B. Justh is a director of Odyssey and an officer of AOM and indirectly owns approximately 9.2% of CIC.

In addition, under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock where the issuance will result in a change of control of the company. Accordingly, the Odyssey Board is requesting stockholder approval of Proposal No. 1 to comply with Nasdaq Listing Rules 5635(a)(1), 5635(a)(2) and 5635(b).

Vote Required for Approval

The approval of the Nasdaq Proposals requires the affirmative vote of the holders of a majority of votes cast by the stockholders at the Odyssey Special Meeting. Accordingly, abstentions and broker non-votes, if any, will have no effect on the outcome of the Nasdaq Proposals.

The Merger is conditioned on the approval of Proposal No. 1 and Proposal No. 2.

THE ODYSSEY BOARD UNANIMOUSLY RECOMMENDS THAT ITS

STOCKHOLDERS VOTE “FOR” THE ISSUANCE OF THE MERGER

SHARES AS SET FORTH IN THE NASDAQ PROPOSALS.

PROPOSAL NO. 2—THE CHARTER PROPOSAL

The Odyssey Board has unanimously adopted and now recommends for your approval a proposal to increase the number of authorized shares of Odyssey Common Stock from 75,000,000 to 400,000,000 (taking into account the proposed Reverse Stock Split) to be effected at such time and date as determined by the Odyssey Board in its sole discretion.

To effectuate the Merger, the Odyssey Board, acting on the unanimous recommendation of the Special Transaction Committee, believes that it is necessary and in the best interests of Odyssey and its stockholders to amend the Odyssey Charter to increase the number of authorized shares of Odyssey Common Stock. Upon consultation with management and the unanimous recommendation of the Special Transaction Committee, the Odyssey Board unanimously approved, and unanimously recommends for stockholder approval, the Charter Proposal, which includes the increase to the number of authorized shares of Odyssey Common Stock from 75,000,000 shares of Odyssey Common Stock to 400,000,000 shares of Odyssey Common Stock (taking into account the proposed Reverse Stock Split).

Purpose of the Proposal

The approval of the Charter Proposal is required for the consummation of the Merger and important for Odyssey’s ongoing business. The Odyssey Board recognizes that it is necessary and the Merger cannot be completed without the approval of the Charter Proposal as the current Odyssey Charter does not have a sufficient number of authorized shares to issue the Merger Shares at Closing. The Odyssey Board also believes it would be prudent and advisable to have additional flexibility regarding the potential use of shares of Odyssey Common Stock for business and financial purposes in the future. Having an increased number of authorized but unissued shares of Odyssey Common Stock would allow Odyssey to take prompt action with respect to corporate opportunities that develop, without the delay and expense of convening a special meeting of stockholders for the purpose of approving an increase in our authorized shares. The additional shares could be used for various purposes without further stockholder approval. These purposes may include: (a) raising capital, if Odyssey has an appropriate opportunity, through offerings of Odyssey Common Stock or securities that are convertible into Odyssey Common Stock; (b) expanding Odyssey’s business through potential strategic transactions, including mergers, acquisitions, licensing transactions and other business combinations or acquisitions of new product candidates or products; (c) establishing strategic relationships with other companies; (d) exchanges of Odyssey Common Stock or securities that are convertible into Odyssey Common Stock for other outstanding securities; (e) providing equity incentives pursuant to Odyssey’s equity incentive, or another plan Odyssey may adopt in the future, to attract and retain employees, officers or directors; and (f) other general corporate purposes. Odyssey intends to use the additional shares of Odyssey Common Stock that will be available to undertake any such issuances described above. As is the case with the shares of Odyssey Common Stock which are currently authorized but unissued, if the Charter Proposal is adopted by the stockholders, the Odyssey Board will only have authority to issue the additional shares of Odyssey Common Stock from time to time without further action on the part of stockholders to the extent not prohibited by applicable law or by the rules of any stock exchange or market on which our securities may then be listed or authorized for quotation. Because it is anticipated that Odyssey directors and executive officers will be granted additional equity awards under the Plan, or another plan Odyssey adopts in the future, they may be deemed to have an indirect interest in the Charter Proposal, because absent the Charter Proposal, Odyssey may not have sufficient authorized shares to grant such awards.

The increase in authorized shares of Odyssey Common Stock will not have any immediate effect on the rights of existing Odyssey Stockholders. However, because Odyssey Stockholders do not have any preemptive rights, future issuance of shares of Odyssey Common Stock or securities exercisable for or convertible into shares of common stock could have a dilutive effect on our earnings per share, book value per share, and the voting rights of stockholders and could have a negative effect on the price of Odyssey Common Stock.

Disadvantages to an increase in the number of authorized shares of Odyssey Common Stock may include:

•	Stockholders may experience further dilution of their ownership.

•

Stockholders will not have any preemptive or similar rights to subscribe for or purchase any additional shares of Odyssey Common Stock that may be issued in the future, and therefore, future issuances of Odyssey Common Stock, depending on the circumstances, will have a dilutive effect on the earnings per share, voting power and other interests of our existing stockholders.

•

The additional shares of Odyssey Common Stock for which authorization is sought in this proposal would be part of the existing class of Odyssey Common Stock and, if and when issued, would have the same rights and privileges as the shares of Odyssey Common Stock presently outstanding.

•

The issuance of authorized but unissued shares of Odyssey Common Stock could be used to deter a potential takeover of us that may otherwise be beneficial to stockholders by diluting the shares held by a potential suitor or issuing shares to a stockholder that will vote in accordance with the desires of the Odyssey’s Board. A takeover may be beneficial to independent stockholders because, among other reasons, a potential suitor may offer such stockholders a premium for their shares of stock compared to the then-existing market price. Odyssey does not have any plans or proposals to adopt provisions or enter into agreements that may have material anti-takeover consequences.

Odyssey has agreed, pursuant to the terms of the Merger Agreement, to increase the number of authorized shares, pending Odyssey Stockholder approval. Odyssey is therefore requesting our stockholders approve this Charter Proposal to increase our authorized shares of Odyssey Common Stock from 75,000,000 shares of Odyssey Common Stock to 400,000,000 shares (taking into account the proposed Reverse Stock Split) of Odyssey Common Stock upon filing the Delaware Certificate of Incorporation.

Vote Required for Approval

The approval of the Charter Proposal requires the affirmative vote of holders of a majority of the total voting shares outstanding. Accordingly, abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” the Charter Proposal.

The Merger is conditioned on the approval of Proposals No. 1 through 3.

THE ODYSSEY BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCK–

HOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSAL.

PROPOSAL NO. 3—THE GOLDEN PARACHUTE COMPENSATION PROPOSAL

General

As required by Item 402(t) of Regulation S-K and Section 14A of the Exchange Act, Odyssey is providing its stockholders with the opportunity to cast a non-binding, advisory vote to approve certain compensation payments that will or may be made to two of Odyssey’s named executive officers, Mark D. Gordon and John D. Longley, Jr., in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the “Golden Parachute Compensation” table and the footnotes to that table contained in the section captioned “The Merger — Interests of Odyssey’s Directors and Officer in the Merger — Golden Parachute Compensation.”

Odyssey believes that those certain compensation payments that will or may be made to two of Odyssey’s named executive officer in connection with the Merger are reasonable and further the goals of Odyssey’s executive compensation program by ensuring the retention of talented executive officers and aligning their interests with the long-term interests of Odyssey Stockholders.

Odyssey asks that its stockholders vote “FOR” the following resolution:

“RESOLVED, that certain compensation payments that will or may be made to Mark D. Gordon and John D. Longley, Jr., two of Odyssey’s named executive officer in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the “Golden Parachute Compensation” table and the footnotes to that table contained in the section captioned “The Merger — Interests of Odyssey’s Directors and Officer in the Merger —Golden Parachute Compensation,” is hereby APPROVED on a non-binding, advisory basis.”

This vote is advisory and, therefore, it will not be binding on Odyssey, nor will it overrule any prior decision or require the Odyssey Board (or any committee thereof) to take any action. Accordingly, regardless of the outcome of the advisory vote, Odyssey’s named executive officers may be or become entitled to certain compensation payments in connection with the Merger, as disclosed in this proxy statement/prospectus. However, the Odyssey Board values the opinions of Odyssey’s stockholders, and to the extent that there is any significant vote against the Golden Parachute Compensation Proposal, the Odyssey Board the concerns of the Odyssey Stockholders and will evaluate whether any actions are necessary to address those concerns. The Odyssey Board will consider the vote of a majority of the votes cast “FOR” the foregoing resolution as non-binding, advisory approval of certain compensation arrangements that will or may be made to two of Odyssey’s named executive officer in connection with the Merger.

Vote Required for Approval

The approval of the Golden Parachute Compensation Proposal requires the affirmative vote of the holders of a majority of votes cast by the stockholders at the Odyssey Special Meeting. Accordingly, abstentions and broker non-votes, if any, will have no effect on the outcome of the Golden Parachute Compensation Proposal.

THE ODYSSEY BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE

“FOR” THE APPROVAL OF THE GOLDEN PARACHUTE COMPENSATION PROPOSAL.

PROPOSAL NO. 4—THE ADJOURNMENT PROPOSAL

If Odyssey fails to receive a sufficient number of votes to approve Proposals No. 1 through 3, Odyssey may propose to adjourn the Odyssey Special Meeting for the purpose of soliciting additional proxies to approve the Odyssey Proposals. Odyssey currently does not intend to propose adjournment at the Odyssey Special Meeting if there are sufficient votes to approve the Odyssey Proposals.

If on the date of the Odyssey Special Meeting, or a date preceding the date on which the Odyssey Special Meeting is scheduled, Odyssey reasonably believes that (a) it will not receive proxies sufficient to obtain the required vote to approve the Odyssey Proposals, whether or not a quorum would be present or (b) it will not have sufficient shares of Odyssey Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Odyssey Special Meeting, Odyssey may postpone or adjourn, or make one or more successive postponements or adjournments of, the Odyssey Special Meeting as long as the date of the Odyssey Special Meeting is not postponed or adjourned more than an aggregate of 30 calendar days in connection with any postponements or adjournments.

Vote Required for Approval

The approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of votes cast by the stockholders at the Odyssey Special Meeting. Accordingly, abstentions and broker non-votes, if any, will have no effect on the outcome of the Adjournment Proposal.

Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.

THE ODYSSEY BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT AOM

Unless otherwise indicated or the context otherwise requires, references in this section to “AOM,” the “company,” “we,” “us” and “our” refer to American Ocean Minerals Corporation and, where applicable, its subsidiaries and controlled investments prior to the Effective Time. As used herein, references to the “CIC Technical Report Summary” are to the Initial Assessment and Technical Report Summary for the EL1 Cook Islands Polymetallic Nodule Deposit, South Pacific Ocean, prepared by RSC Consulting Ltd for CIC Limited, with an effective date of December 31, 2025, which was prepared in accordance with the requirements of Regulation S-K Item 1300 (the “SEC Mining Rules”). References to the “MML Technical Report Summary” are to the Regulation S-K Item 1300 Technical Report Summary on a Mineral Resource Estimate for the EL3 Cook Islands Polymetallic Nodule Deposit, prepared by RSC Consulting Ltd for MML, with an effective date of December 31, 2025, which was prepared in accordance with the SEC Mining Rules. References to the “AOM Area-1 Technical Report Summary” are to the Regulation S-K Item 1300 Technical Report Summary for AOM Area-1, submitted to American Ocean Minerals Corporation and dated February 12, 2026, and references to the “AOM Area-2 Technical Report Summary” are to the Regulation S-K Item 1300 Technical Report Summary for AOM Area-2, submitted to American Ocean Minerals Corporation and dated February 12, 2026, each of which was prepared in accordance with the SEC Mining Rules. The CIC Technical Report Summary, MML Technical Report Summary, Area-1 Technical Report Summary and Area-2 Technical Report Summary are filed as Exhibits 96.1, 96.2, 96.3, and 96.4, respectively, to the registration statement of which this proxy statement/prospectus forms a part. The mineral resource estimates and initial assessment information contained in those technical report summaries are effective only as of the dates stated therein and have not been updated since such dates.

Overview

As outlined below, the combination of AOM and Odyssey is expected to create a leading deep-sea critical minerals research and resource extraction platform at a pivotal inflection point in the industry. Regulatory clarity, proven offshore technology, supply chain independence initiatives, improved scientific understanding of environmental impacts and mitigation, and accelerating demand for critical minerals are converging, and the combination of AOM’s capital and multi-jurisdiction asset base with Odyssey’s decades of deep ocean recovery, data, regulatory and environmental expertise will build a scalable platform to support a more secure and diversified critical minerals supply chain.

Corporate History and Organizational Structure

American Ocean Minerals Corporation is a Delaware corporation, originally formed on May 9, 2025 as a limited liability company and converted to a corporation on September 18, 2025, established to build a U.S.-controlled platform focused on polymetallic nodules and related critical mineral supply chains. AOM’s business plan combines a U.S. regulatory pathway for deep seabed mineral rights with interests in Cook Islands exclusive economic zone (the “EEZ”) license holders. Following completion of the Merger, Odyssey will be renamed “American Ocean Minerals Corporation.”

AOM’s platform currently includes wholly owned Delaware limited liability company subsidiaries AOM Area-1 LLC, AOM Area-2 LLC and AOM Area-3 LLC (collectively, the “AOM Subsidiaries”), together with economic interests in Cook Islands license holders CIC and OML. AOM owns 100% of each AOM Subsidiary, and none of the AOM Subsidiaries has outstanding options, warrants, equity-based compensation awards or other rights to acquire subsidiary equity.

AOM’s wholly owned subsidiary AOM Area-1 LLC filed an application with the National Oceanic and Atmospheric Administration (“NOAA”) on September 23, 2025, for an exploration license under the DSHMRA. On December 5, 2025, AOM Area-l LLC was informed that its application was in substantial compliance, and on March 16, 2026, it was informed that its exploration license application was in full compliance with the provisions of DSHMRA and its regulations.

AOM’s wholly owned subsidiary AOM Area-2 LLC filed an application with NOAA on November 26, 2025, for an exploration license under DSHMRA. On December 29, 2025, AOM Area-2 LLC was informed that its application was in substantial compliance, and on February 23, 2026, it was informed that its exploration license application was in full compliance with the provisions of DSHMRA and its regulations.

In furtherance of the prospective activities under the sister subsidiaries’ exploration programs, AOM entered a number of nondefinitive arrangements in the form of either a Memorandum of Understanding (“MOU”) or a Master Services Agreement (“MSA”). On August 4, 2025, AOM entered into an MOU with Bollinger Shipyards LLC for its shipbuilding and marine engineering capabilities. On August 27, 2025, AOM entered into an MOU with RDSEA International, Inc. for its capacity to design, deploy, and service instrumented moorings, buoys, and seafloor landers. On October 27, 2025, AOM entered into an MOU with the University of South Florida - College of Marine Sciences for its marine science expertise in the areas of physical oceanography, climate variability, plume dispersion modeling, and integrated environmental analyses. On March 4, 2026, AOM entered into an MSA with Phoenix International Holdings, Inc. to access its full-spectrum underwater services, including capabilities that include remotely operated vehicle systems, complex lift technologies, and integrated subsea engineering solutions.

AOM Bridge Financing

On April 8, 2026, AOM completed the AOM Bridge Financing for aggregate gross proceeds of approximately $75.6 million, in three tranches on February 6, 2026 (“Tranche One”), February 11, 2026 (“Tranche Two”) and February 13, 2026 (“Tranche Three”). Gross proceeds of approximately $36.4 million, $26.6 million and $12.7 million were raised in each of Tranche One, Tranche Two and Tranche Three, respectively. The AOM Bridge Debentures bear interest at a rate of 8.0% per annum and mature two years from the date of issuance. The AOM Bridge Debentures shall automatically convert into shares of AOM Common Stock upon the occurrence of a public offering transaction, reverse takeover or merger transaction, qualified financing or sale of AOM (each, a “Liquidity Event”), which for greater certainty includes the AOM PIPE Investment, at a conversion price equal to a 25.0% discount to the price attributed to the shares of AOM Common Stock issued in connection with such Liquidity Event. If (a) the principal amount or any part thereof of the AOM Bridge Debentures is voluntarily prepaid by AOM on or prior to the first anniversary of the date of issuance, or (b) the outstanding amount under the AOM Bridge Debentures is converted, redeemed, mandatorily repaid, accelerated, or otherwise satisfied in whole for any reason on or prior to the first anniversary of the date of issuance, AOM shall pay a make-whole amount equal to all interest that would have accrued through to the date that is the first anniversary of the issuance date.

AOM PIPE Investment

On April 8, 2026, AOM and Odyssey entered into the AOM PIPE Subscription Agreement with the AOM PIPE Investors pursuant to which the AOM PIPE Investors committed to provide aggregate financing in the amount of approximately $156.0 million, on the terms and subject to the conditions set forth in the AOM PIPE Subscription Agreement and the related AOM PIPE Warrants to be entered into at the closing of the AOM PIPE Investment, through the subscription for and purchase of (a) shares of AOM Common Stock, which shares will, pursuant to the AOM PIPE Subscription Agreement, be issued immediately prior to the Effective Time, such that the AOM PIPE Investors will become stockholders of AOM immediately prior to the consummation of the Merger, and (b) AOM PIPE Warrants, which AOM PIPE Warrants will, pursuant to the AOM PIPE Subscription Agreement, be assumed by Odyssey and converted into Odyssey Assumed Warrants as of the Effective Time.

CIC Agreements

On February 2, 2026, AOM entered into a revenue participation agreement (the “CIC RPA”) with CIC Limited and CIC LLC, as guarantor, pursuant to which AOM was granted a perpetual revenue participation interest equal to 1% of “gross proceeds’” defined and calculated in accordance with the CIC RPA, derived from the sale or other disposition of minerals recovered (or expropriated) from seabed areas within the Cook Islands exclusive economic zone covered by an exploration license issued to CIC Limited under the Seabed Minerals Act 2019 (Cook Islands). Pursuant to the terms of the CIC RPA, AOM has advanced an aggregate of $5.0 million. Revenue participation payments are payable quarterly in U.S. dollars, with late payments bearing interest at 8% per annum. To secure CIC Limited’s obligations under the CIC RPA, CIC Limited entered into a general security agreement dated March 2, 2026, pursuant to which it granted AOM a security interest over all of its present and after acquired personal property, which such obligations further supported by a parent guarantee by CIC pursuant to the terms of the CIC RPA.

On April 8, 2026, in connection with the Merger Agreement, CIC Limited and AOM entered into the CIC Limited Note Purchase Agreement pursuant to which CIC Limited issued and sold to AOM the CIC Limited Note. At an initial closing, AOM will pay to CIC Limited a portion of that CIC Limited Note Purchase Price in an amount to be determined by the parties. CIC Limited can issue additional requests to AOM for up to $5.0 million of the CIC Limited Note Purchase Price following the initial closing, provided, however, that (a) the first additional advance request cannot be made until the fiscal quarter following the initial closing date, and (b) no more than two advance request may be made per fiscal quarter. AOM will advance additional funds to CIC Limited within 10 business days of each subsequent request if the applicable conditions are met.

The principal amount of the CIC Limited Note will equal the aggregate amount paid to CIC Limited by AOM. The principal amount of the CIC Limited Note will bear interest at the rate of 8.0% per annum. CIC Limited will pay accrued interest on a quarterly basis by capitalizing each quarterly interest payment as additional principal. All outstanding principal and accrued interest will be due and payable in full on the CIC Limited Maturity Date. Upon an event of a default on the interest payments, the principal and any accrued interest will thereafter accrue interest at the rate of 11.0% per annum until paid in full.

AOM will have the right, at any time and from time to time prior to the CIC Limited Maturity Date, to convert all or any portion of the outstanding principal and accrued interest of the note into CIC Shares. If AOM elects to exercise its conversion right, AOM will be entitled to the number of CIC Shares (rounded to the nearest whole number) equal to the quotient determined by dividing (a) the amount of the outstanding principal and accrued interest to be converted, by (b) the CIC Limited Conversion Rate. In lieu of any fractional shares to which AOM would otherwise be entitled, CIC Limited will pay AOM cash equal to such fraction multiplied by the CIC Limited Conversion Rate. To the extent not previously paid or converted, CIC Limited will pay to AOM the entire outstanding amount of principal and accrued interest in cash on the CIC Limited Maturity Date.

On April 8, 2026, in connection with the Merger Agreement, CIC LLC and AOM entered into the CIC LLC Note Purchase Agreement pursuant to which CIC LLC issued and sold to AOM the CIC LLC Note. At an initial closing, AOM will pay to CIC LLC the CIC LLC Note Purchase Price. The CIC LLC Note Purchase Price will reduce, on a dollar-for dollar basis, the minimum cash portion of the purchase price payable by Odyssey under the CIC LLC Option Agreement, as described in the section entitled “—CIC LLC Option Agreement.”

The principal amount of the CIC LLC Note will bear interest at the rate of 8.0% per annum. CIC LLC will pay accrued interest on a quarterly basis by capitalizing each quarterly interest payment as additional principal. All outstanding principal and accrued interest will be due and payable in full on the CIC LLC Maturity Date. Upon an event of a default on the interest payments, the principal and any accrued interest will thereafter accrue interest at the rate of 11.0% per annum until paid in full.

AOM will have the right, at any time and from time to time prior to the CIC LLC Maturity Date, to convert all, but not less than all, of the outstanding principal and accrued and unpaid interest on the CIC LLC Note into the CIC Shares simultaneously with the consummation of the CIC LLC Option. If AOM elects to exercise its conversion right, AOM will be entitled to the number of CIC Shares (rounded to the nearest whole number) equal to the quotient determined by dividing (a) the amount of the outstanding principal and accrued interest to be converted, by (b) the CIC LLC Conversion Rate. In lieu of any fractional shares to which AOM would otherwise be entitled, CIC LLC will pay AOM cash equal to such fraction multiplied by the CIC LLC Conversion Rate. To the extent not previously paid or converted, CIC LLC will pay to AOM the entire outstanding amount of principal and accrued interest in cash on the CIC LLC Maturity Date. The obligations of CIC LLC under the CIC LLC Note are non-recourse to CIC LLC except as to CIC LLC’s interest in the CIC Shares.

On April 8, 2026, AOM also entered into a memorandum of understanding with CIC Limited (the “CIC Collaboration MOU”), pursuant to which AOM and CIC agreed to collaborate across key areas including data sharing, joint technical development, processing technologies, collective vendor and resource negotiation, logistics coordination, and engagement on regulatory, environmental, and commercial matters.

On April 7, 2026, AOM entered into separate Sale and Assignment Agreements (collectively, the “MHCI Purchase Agreements”) with each of:

•

Minerals Harvesting Cook Islands, LP (“MHCI”), to purchase (A) convertible debt obligations owing by CIC Limited in the aggregate original principal amount of $10,366,500, bearing interest at a rate of 6% per annum (the “MHCI Convertible Debt Obligations”), and (B) 4,286,989 warrants to purchase Class A voting shares in the capital stock of CIC Limited (the “MHCI Warrants”), for the aggregate purchase price of $15,606,625 (the “MHCI Purchase Price”). Upon completion of the sale, the aggregate outstanding MHCI Convertible Debt Obligations was $11,821,921;

•

Minerals Harvesting Cook Islands II, LP (“MHCI II”), to purchase convertible debt obligations owing by CIC Limited in the aggregate original principal amount of $6,524,934, bearing interest at a rate of 18% per annum (the “MHCI II Convertible Debt Obligations”), for the aggregate purchase price of $6,524,934 (the “MHCI II Purchase Price”). Upon completion of the sale, the aggregate outstanding MHCI II Convertible Debt Obligations was $7,294,660; and

•

Provident Trust Group LLC FRO Raphael Diamond Traditional IRA (“Provident” and, together with MHCI and MHCI II, collectively the “Selling Parties”), to purchase (A) convertible debt obligations owing by CIC Limited in the aggregate original principal amount of $250,000, bearing interest at a rate of 6% per annum (the “Provident Convertible Debt Obligations” and, together with the MHCI Convertible Debt Obligations and the MHCI II Convertible Debt Obligations, the “Convertible Debt Obligations”), and (B) 32,500 warrants to purchase Class A voting shares in the capital stock of CIC Limited (the “Provident Warrants” and, together with the MHCI Warrants, collectively the “Warrants”), for the aggregate purchase price of $289,650 (the “Provident Purchase Price” and, together with the MHCI Purchase Price and the MHCI II Purchase Price, collectively the “Purchase Price”). Upon completion of the sale, the aggregate outstanding Provident Convertible Debt Obligations was $282,384.

In connection with the completion of the purchase transactions contemplated by the MHCI Purchase Agreements, AOM undertook to amend the instruments evidencing the Convertible Debt Obligations such that the Convertible Debt Obligations will convert at a rate of $1.00 per Class A voting share in CIC Limited. The Warrants authorize AOM to purchase up to 4,319,489 Class A voting shares in CIC Limited at a price of $0.0001 per share. In accordance with the terms of the MHCI Purchase Agreements, the Purchase Price proceeds were applied to the credit of each respective Selling Party under the AOM Pipe Subscription Agreement.

On November 17, 2025, AOM entered into a Shared Services Agreement with CIC LLC (the “Shared Services Agreement”), pursuant to which CIC LLC agreed to make available to AOM certain consultants that had previously entered into consulting agreements with CIC LLC to perform certain services for CIC LLC. The scope of the services to be provided by these consultants is to be agreed upon by AOM and CIC LLC on a case-by-case basis.

OML Agreements

On March 20, 2026, AOM entered into the OML Unit Purchase Agreement with OML, pursuant to which (a) AOM agreed to invest up to $20.0 million in OML in exchange for OML Units and (b) OML agreed to grant AOM an option, subject to the terms and conditions of the OML Unit Purchase Agreement, to purchase such number of additional OML Units as would be necessary for AOM to hold, in the aggregate, at least 67% of the outstanding OML Units on a fully diluted basis. Pursuant to the terms of the OML Unit Purchase Agreement, AOM has advanced an aggregate of $7.5 million to OML and OML has issued and sold 366,748 OML Units to AOM.

On March 20, 2026, AOM also entered into a memorandum of understanding with OML (the “OML Collaboration MOU”), pursuant to which AOM and OML agreed to collaborate across key areas including data sharing, joint technical development, processing technologies, collective vendor and resource negotiation, logistics coordination, and engagement on regulatory, environmental, and commercial matters. In addition, on March 20, 2026, AOM entered into an equity exchange commitment letter with certain existing OML Members (the “OML Equity Exchange Commitment Letter”), pursuant to which such OML Members agreed to execute the OML Equity Exchange Agreement, pursuant to which such electing OML Members will have an opportunity to exchange a portion of their OML Units for Odyssey Common Stock as soon as practicable after the effective date of the Merger.

On March 20, 2026, AOM also entered into a revenue participation agreement (the “OML RPA”) with MML and OML, as guarantor, pursuant to which AOM was granted a perpetual revenue participation interest equal to 1% of “gross proceeds’” defined and calculated in accordance with the OML RPA, derived from the sale or other disposition of minerals recovered (or expropriated) from seabed areas within the Cook Islands exclusive economic zone covered by an exploration license issued to MML under the Seabed Minerals Act 2019 (Cook Islands). The revenue participation is subject to an annual tonnage cap of 10 million dry metric tons of products extracted from the property in any calendar year. Pursuant to the OML RPA, AOM has advanced $5.0 million to MML. Revenue participation payments are payable quarterly in U.S. dollars, with any late payments bearing interest at a rate of 8% per annum. The obligations of MML under the OML RPA are guaranteed by OML in favor of AOM in accordance with the terms provided under the OML RPA.

On March 20, 2026, AOM entered into a sale and assignment agreement, effective as of December 31, 2025 (the “Debt Assignment Agreement”), with Transocean Minerals Holdings Limited (“TMH”), as vendor, and Kiva Marine Limited (“KML”) and OML, as loan parties, whereby AOM agreed to purchase all of TMH’s right, title and interest in and to that certain amended and restated convertible loan agreement dated February 6, 2024 between TMH, as lender, KML, as borrower, and OML, as guarantor (as amended, the “OML Credit Agreement”), and corresponding loan and security documents, for the aggregate purchase price of $15.5 million. Immediately upon purchase, which occurred March 23, 2026, AOM exercised lender conversion rights under the OML Credit Agreement converting the then outstanding obligations (equivalent to approximately $9.8 million representing all then outstanding principal and interest) into 1,963,639 common OML Units, at a conversion price of $5.00 per OML Unit.

Royalty and Revenue Participation Agreements

On March 2, 2026, AOM entered into a royalty agreement (the “AOM-1 Royalty Agreement”) with its wholly owned subsidiary AOM Area 1, LLC (“AOM Area 1”), pursuant to which AOM was granted a 2% royalty on gross proceeds from the sale or other disposition of minerals recovered from the seabed area located within the Clarion–Clipperton Zone (CCZ), being an area expected to be covered by an exploration license and a commercial permit to be issued under the Deep Seabed Hard Mineral Resources Act and its applicable regulations. Royalty payments are payable quarterly, within 30 days following the end of each calendar quarter, and must be made in U.S. dollars. To secure AOM Area 1’s payment and performance obligations, including the royalty, AOM Area 1 is required to grant security interests over specified assets.

On March 2, 2026, AOM entered into a royalty agreement (the “AOM-2 Royalty Agreement”) with its wholly owned subsidiary AOM Area 2, LLC (“AOM Area 2”), pursuant to which AOM was granted a 2% royalty on gross proceeds from the sale or other disposition of minerals recovered from the seabed area located in international waters outside of the Cook Islands Exclusive Economic Zone, being an area expected to be covered by an exploration license and a commercial permit to be issued under the Deep Seabed Hard Mineral Resources Act and its applicable regulations. Royalty payments are payable quarterly, within 30 days following the end of each calendar quarter, and must be made in U.S. dollars. To secure AOM Area 2’s payment and performance obligations, including the royalty, the AOM Area 2 is required to grant security interests over specified assets.

On March 2, 2026, AOM entered into a royalty agreement (the “AOM-3 Royalty Agreement”) with its wholly owned subsidiary AOM Area 3, LLC (“AOM Area 3”), pursuant to which AOM was granted a 2% royalty on gross proceeds from the sale or other disposition of minerals recovered from the seabed area located in international waters, being an area expected to be covered by an exploration license and a commercial permit to be issued under the Deep Seabed Hard Mineral Resources Act and its applicable regulations. Royalty payments are payable quarterly, within 30 days following the end of each calendar quarter, and must be made in U.S. dollars. To secure AOM Area 3’s payment and performance obligations, including the royalty, the AOM Area 3 is required to grant security interests over specified assets.

AOM sold and assigned its interest in the CIC RPA, the OML RPA, the AOM-1 Royalty Agreement, the AOM-2 Royalty Agreement and the AOM-3 Royalty Agreement (collectively, the “Royalty Agreements”) to Atlas Royalty Corp. (“Atlas”) pursuant to a certain Assignment and Assumption Agreement (the “Royalty Assignment and Assumption Agreement”) in consideration of Atlas issuing a secured promissory note to AOM in the original principal amount of $15.0 million (the “Royalty Note”). Principal outstanding under the Royalty Note shall accrue interest at a rate of 8% per annum, payable monthly with unpaid interest capitalized as additional principal. All obligations under the Royalty Note are secured by a charge over all present and after-acquired personal property of Atlas, in accordance with the terms of the Royalty Note.

Our Business

AOM is a U.S. development-stage company focused on establishing a secure, end-to-end, U.S.-controlled supply chain for critical minerals and rare earth elements sourced primarily from polymetallic nodules. AOM’s principal focus is on nodules containing nickel, cobalt, copper, manganese and rare earth elements, which AOM believes can be harvested, stockpiled and processed to support U.S. and allied industrial, defense, energy and advanced manufacturing supply chains.

AOM’s strategy is to combine a multi-jurisdiction asset base including — investments in Cook Islands EEZ exploration licenses and U.S.-pathway application areas — with a staged commercialization plan. That plan contemplates advancing permitting and technical studies, completing pre-feasibility and related engineering work, utilizing tolling and other brownfield processing solutions initially, and selectively moving toward more vertically integrated U.S. and allied processing capacity over time.

AOM also intends to scale through strategic partnerships relating to vessel acquisition and construction, subsea engineering, logistics, processing and workforce development. AOM has not commenced commercial harvesting or commercial production and is presently focused on resource definition, environmental and engineering work, permitting, partnership development and financing.

AOM is pursuing this plan as a platform business rather than as a single-project operator. The platform is intended to coordinate controlled and affiliated resource companies through shared services, including exploration planning, environmental baseline and monitoring work, regulatory interface, subsea engineering, vessel procurement and conversion, marine logistics, health, safety and environmental systems, processing strategy, offtake and financing. AOM expects this shared-services model to allow technical work product, data standards, operating procedures and commercial relationships developed for one project to be transferred, as appropriate, across other projects in its portfolio.

AOM’s fleet strategy contemplates a modular model in which converted production support vessels, supported by standardized collector and lift packages, can be deployed to approved project areas as permits, financing, offtake and processing capacity become available. Under this model, each vessel would be treated as a repeatable offshore production unit, with common engineering, spares, crew-training, monitoring and maintenance protocols. AOM’s long-term business plan contemplates scaling toward a multi-vessel fleet, with an internal target of six production vessels by 2035, subject to regulatory approvals, financing, vessel availability, operating performance, processing capacity and market demand.

AOM’s processing strategy is staged. In the near term, AOM expects to choose tolling, brownfield, co-processing and other interim processing arrangements in the U.S. and allied jurisdictions, including pilot campaigns and qualification-grade product samples for potential customers and offtake counterparties. Over time, supported by throughput, economics, permitting, and customer demand, AOM expects to develop controlled greenfield or dedicated processing centers in the U.S., with the objective of improving supply-chain security and capturing more of the downstream value from nodule feedstock.

AOM also intends for its platform to contribute to broader industry development. AOM expects to support controlled and affiliated license holders and may, where commercially appropriate, support other responsible participants through shared environmental data, monitoring protocols, vessel and logistics resources, workforce training, processing relationships and industry-standard operating practices. AOM plans to develop a Center of Excellence for Responsible Seabed Mining and related university and workforce partnerships to support ocean science, transparent environmental baselines, independent review of monitoring methodologies, adaptive management thresholds, training and development of industry standards.

MV Anuanua Moana

Through AOM’s post-Merger ownership and commercial arrangements with OML and MML, AOM will access the MV Anuanua Moana, a Cook Islands-flagged, approximately 196-foot dedicated research vessel wholly-owned by OML through its subsidiary, Kiva Marine Ltd. The vessel has been outfitted for deep-sea minerals and environmental research, including sonar and scientific echo sounder systems, subsea tracking technologies, two A-frames, onboard geology, chemistry and biology laboratories, and a 6,000-meter-rated remotely operated vehicle.

AOM believes the Anuanua Moana provides an important platform capability because it can support recurring, fit-for-purpose offshore campaigns for resource definition, environmental baseline studies, environmental monitoring, sampling, stakeholder engagement and operational readiness. Following completion of the Merger this vessel will support work programs across MML, CIC Limited and potential U.S.-pathway project areas, allowing AOM to coordinate scientific and technical work across its broader platform rather than relying solely on conventional third-party vessel charters.

The Anuanua Moana has previously mapped the EL3 license area, completed a 30-day resource-definition campaign, and supported more than 3,700 hours of offshore work, 30 remotely operated vehicle deployments, 47 box-core deployments, 100 free-fall grab deployments, more than 800 samples and bulk sampling of more than five tons of polymetallic nodules. The vessel is currently deployed on a remotely operated vehicle (ROV)-based megafauna survey campaign and is expected to support follow-on benthic sampling and related environmental work.

AOM believes access to a dedicated Cook Islands-based research vessel can reduce reliance on short-term charter availability, improve continuity of offshore work programs, standardize data collection protocols, support local and regional engagement, and help advance the environmental and technical studies required for future permitting.

MRW and Mike Rowe

As part of its business model and strategy, AOM has entered into a binding term sheet with MRW Productions, LLC (“MRW”), dated October 20, 2025, pursuant to which MRW agreed to cause Mike Rowe to provide strategic promotional and relationship-support services for AOM. These services include public relations and media support, government-relations support, introductions to potential strategic partners and decision-makers, and related assistance in shaping AOM’s public narrative and strategic relationships. AOM views MRW as a strategic partner in connection with workforce recruitment and development and broader market-facing and stakeholder-engagement initiatives.

Jurisdictions and Principal Offices

AOM is organized in Delaware. Its business spans primarily the United States and the Cook Islands, including U.S.-pathway application areas and Cook Islands EEZ exploration licenses held through affiliated entities.

AOM’s principal executive office is located at 400 N. Ashley Drive, Suite 1900, Tampa, Florida 33602. The office can be reached by phone at (833) 663-8531. In addition to this virtual and hybrid office arrangement, AOM also leases office space at 468 Wellington Street West, Suite 201, Toronto, Ontario M5V 1E5.

Ownership Chart and Subsidiaries

AOM’s subsidiaries include: (a) wholly owned U.S. subsidiaries AOM Area 1, AOM Area 2 and AOM Area 3, (b) a majority interest in OML and its operating subsidiary MML, and (c) a significant minority interest in CIC, together with contractual rights to increase that ownership over time, subject to the applicable agreements and regulatory approvals.

Entity	Ownership Percentage
	As at April 30, 2026	Immediately Following the Effective Time
AOM Area-1 LLC	100%	100%
AOM Area-2 LLC	100%	100%
AOM Area-3 LLC	100%	100%
CIC Limited	0%	33%
Ocean Minerals, LLC	33.2%	100%

Pursuant to the terms of the Third Amended and Restated Company Agreement of OML, dated February 27, 2024, as amended on March 20, 2026 (the “OML LLC Agreement”), AOM shall have the right to designate one manager to the board of managers of OML (the “AOM Manager”). Subject to the additional approval requirements set out in the OML LLC Agreement, all Major Decisions (as such term is defined in the OML LLC Agreement) shall require the approval of the AOM Manager.

Pursuant to the CIC Limited Note Purchase Agreement, the Constitution of CIC will be amended and restated prior to the Effective Time to provide that AOM shall have the right to designate three directors to the board of directors of CIC Limited.

Capitalization

AOM’s capitalization immediately prior to the Effective Time is expected to include shares of AOM Common Stock and AOM PIPE Warrants. Prior to execution of the Merger Agreement, AOM entered into the Bridge Subscription Agreements providing approximately $75.6 million of financing through the AOM Bridge Debentures, which are expected to convert into AOM Common Stock immediately prior to the Effective Time. Contemporaneously with signing the Merger Agreement, AOM also entered into the AOM PIPE Subscription Agreement with the AOM PIPE Investors, pursuant to which the AOM PIPE Investors committed to provide aggregate financing in the amount of approximately $156.0 million of AOM PIPE financing to be issued immediately prior to consummation of the Merger.

AOM has no shares of AOM Common Stock subject to liens and has no stock appreciation rights, phantom stock, stock-based performance units, profit participation rights, restricted stock, restricted stock units or similar equity-based compensation awards outstanding.

The following table summarizes AOM’s consolidated capitalization as of April 30, 2026, both actual and on an as-adjusted basis to give effect to the conversion of the AOM Bridge Debentures and the closing of the AOM PIPE Investment immediately prior to the Effective Time.

As at April 30, 2026
	Actual	Immediately Prior to the Effective Time(1)
Loan Capital
Principal Amount of AOM Bridge Debentures	$75,612,000	0
Equity
AOM Common Stock	106,777,300	160,277,530(2)
Warrants	0	31,543,506(3)

(1)	Following conversion of the AOM Bridge Debentures and closing of the AOM PIPE Investment.
(2)

Including [31,543,506] shares of AOM Common Stock issued on closing of the AOM PIPE Investment immediately prior to the Effective Time and [21,956,724] shares of AOM Common Stock issued on conversion of the AOM Bridge Debentures.

(3)	Issued on closing of the AOM PIPE Investment immediately prior to the Effective Time.

Directors, and Executive Officers, and Employees

AOM is led by a senior team with experience across global mining, capital markets, public-company governance, deep-ocean operations, marine science, regulatory strategy, processing, and workforce development. The team is supported by an advisory board with specialized expertise in ocean science, subsea engineering, environmental protection, fisheries, offshore resource regulation, logistics, and metals processing.

AOM currently has no employees and is building its human resources primarily through consultants, advisors and third-party service providers supporting exploration, environmental studies, engineering, subsea operations, processing and commercialization. The leadership team described below reflects the expected members of AOM’s senior leadership team and their expected positions following completion of the Merger.

AOM Leadership Team

Mark B. Justh, Chief Executive Officer and Director. Mark B. Justh, 61, brings more than 10 years of deep-ocean investing and advising expertise and 30 years of leadership experience across global finance, institutional investment, corporate governance, and operating company leadership. He held senior roles at J.P. Morgan, including leading equities and derivatives sales leadership across the U.S., Europe, and Asia and started his career at Goldman Sachs. At AOM, he leads the company’s capital formation, strategic execution, investor positioning, and public-company readiness.

Tom Dettweiler, President. Tom Dettweiler, 78, is one of the most experienced deep-ocean engineering and recovery leaders in the world, with more than 50 years in subsea exploration, deep-sea mining systems, and complex offshore missions. His career includes work on historic deep-ocean recovery and exploration programs, including the Glomar Explorer (one of the first nodule projects), the Titanic discovery, classified recovery missions, and early full-scale nodule recovery systems. At AOM, he is expected to bring rare practical experience operating in the extreme environments where polymetallic nodules are found.

Donna Mackenzie, Interim Chief Financial Officer. Donna Mackenzie, 65 , is a finance and operating executive with more than 25 years of experience guiding high-growth and transitioning companies through capital events, acquisitions, compliance upgrades, and public-market readiness. Her background includes CFO, COO, and CEO roles, with experience in venture, debt and public financing, M&A, SOX, GAAP, SEC, and IFRS compliance. At AOM, she supports financial controls, capital planning, reporting discipline, and transaction execution.

Susan Fennessey, General Counsel. Susan Fennessey, 59, is expected to support AOM across legal strategy, governance, transaction execution, regulatory coordination, and public-company matters. Her role is central to helping the company navigate the legal and compliance requirements associated with the merger, public-market transition, licensing pathways, and ongoing corporate governance.

John D. Longley, Jr., Chief Operating Officer. John Longley, 59, is a senior operating executive with nearly three decades of experience advancing subsea mineral and offshore projects from concept through execution. At AOM, he is expected to lead operational execution and project development, overseeing geological, environmental, engineering, and commercial programs through close cross-functional coordination to align AOM’s projects,programs and portfolios with its strategic business goals.

Hans Smit, Chief Development Officer. Hans Smit, 60, is a seabed mining and offshore project executive with more than 20 years of experience in underwater mining systems, subsea engineering, offshore operations, and project execution. His background includes leadership roles in marine mineral programs and subsea mining technology. At AOM, he is expected to support development planning, operational readiness, and execution strategy across deep-ocean mineral projects.

Laura Azevedo, Ph.D., Chief Science Officer. Dr. Laura Azevedo, 44, is an oceanographer and marine science executive with more than 20 years of experience in oceanographic instrumentation, offshore environmental programs, marine technology, and international project delivery. Her work spans academia, consulting, metocean systems, offshore operations, and marine minerals. At AOM, she is expected to help lead the science, environmental, and technical communication foundation required for responsible ocean mineral development.

Charles Morgan, Ph.D., Chief Geologist. Dr. Charles Morgan, 76, is a leading authority on seabed mineral resources, with more than 50 years of experience in oceanography, marine minerals, resource assessment, and environmental standards. He was involved in early manganese nodule work with Lockheed and later contributed to international seabed mineral policy and technical standards. At AOM, he is expected to bring foundational knowledge of polymetallic nodule geology, resource modeling, and responsible development frameworks.

Mike Rowe, Investor and Special Advisor. Mike Rowe, 64, is an investor, advisor, and nationally recognized advocate for skilled trades and workforce development. Through the mikeroweWORKS Foundation, he has spent decades elevating essential industrial work and supporting training pathways for skilled workers. At AOM, he helps connect the company’s long-term strategy to workforce development, maritime trades, American industrial capacity, and public engagement. In 2026 his foundation plans to award $10 million in scholarships to advance skills trade initiatives across the U.S.

Post-Merger Board of Directors

The following reflects the proposed board of directors of AOM following completion of the Merger:

Thomas Albanese. Thomas Albanese, 68, is one of the world’s most experienced mining executives, having served as Chief Executive Officer of Rio Tinto and Vedanta Resources. His career spans nearly 50 years across global mining, metals, large-scale operations, capital markets, M&A, and public-company governance. At AOM, he brings senior mining leadership, institutional credibility, and direct experience guiding complex resource companies through global growth.

Mark B. Justh. Mark B. Justh, 61, brings more than 10 years of deep ocean investing and advising expertise and 30 years of leadership experience across global finance, institutional investment, corporate governance, and operating company leadership. He held senior roles at J.P. Morgan, including leading equities and derivatives sales leadership across the U.S., Europe, and Asia and started his career at Goldman Sachs. At AOM, he leads the company’s capital formation, strategic execution, investor positioning, and public-company readiness.

Mark E. Luther, Ph.D. Dr. Mark E. Luther ,72, is a physical oceanographer and marine science leader with decades of experience in operational oceanography, numerical modeling, real-time ocean observing systems, and maritime research. His work with major ocean monitoring programs and federal research agencies is expected to support AOM’s need for rigorous ocean data, monitoring, and science-based decision-making.

Shona Mato Lynch. Shona Mato Lynch, 50, is a Cook Islands business, governance, and community leader with experience in tourism, infrastructure governance, government relations, local operations, and community engagement. She has served on Cook Islands boards and works directly on in-country relationships, compliance, logistics, budgeting, workforce planning, supplier engagement, internships, school programs, public education, and local participation. Her role will be important to AOM’s Cook Islands presence because she connects project execution with local trust, skills transfer, and long-term economic diversification.

Philip Plough. Philip Plough, 49, is a technology investor and entrepreneur with experience identifying and building companies across emerging technologies, media, energy, and venture development. His background supports AOM’s broader platform strategy, including technology adoption, strategic partnerships, and growth-stage company building.

William Scripps. William Scripps, 47, is a philanthropist and impact investor connected to a family legacy in ocean science, journalism, environmental stewardship, and public service. His perspective is expected to support AOM’s long-term responsibility strategy, including public benefit, ocean stewardship, and stakeholder trust.

John-Paul Yun. John-Paul Yun, 44, is currently Managing Partner of Pavilion Global Holdings and is the Investment Committee Member and Board Director of Marunouchi Innovation Partners. Mr. Yun also serves as Chairman of The Hill School Korean Alumni Association, Senior Advisor of Japan Interconnector, and Senior Advisor of Afiniti in Korea. Mr. Yun leads Pavilions strategy focused on Korean and U.S. re-industrialization leveraging Korean technologies to advance U.S. defense, materials and industrial sectors. Mr. Yun is the CEO of Pavillion an international investment executive with experience in private investment, principal investing, deal origination, business development, and cross-border capital strategy. He is expected to bring a capital allocation and investment lens to AOM’s growth strategy as the company scales across assets, partners, and jurisdictions.

AOM Advisory Board

Mark D. Gordon, Advisor to the CEO. Mark Gordon is the Chief Executive Officer of Odyssey and a long-time deep-ocean operating executive. Odyssey brings more than 30 years of experience in deep-ocean exploration, robotics, subsea recovery, and offshore operations, including work at depths comparable to polymetallic nodule environments. At AOM, Mr. Gordon is expected to help connect the public-company platform, operational history, and deep-ocean execution capability that Odyssey contributes to the combined company.

Ian Koblick, Environmental Advisor. Ian Koblick is an ocean explorer, aquanaut, and undersea habitat pioneer with more than 55 years of experience in marine science, underwater education, and ocean outreach. His career includes the historic Tektite saturation diving programs and the development of undersea laboratories. At AOM, he is expected to bring ocean literacy, environmental engagement, and public education experience that can help communicate responsible ocean development.

Ted Brockett, M.S., Technical Advisor. Ted Brockett is a pioneering mechanical engineer who helped lead one of the first successful deep-ocean polymetallic nodule recovery pilot systems. His work in the 1970s demonstrated that nodules could be recovered from abyssal depths using engineered systems designed for reliability in extreme environments. At AOM, he is expected to bring direct technical memory from the original generation of nodule recovery programs.

Andrew Smart, Advisor. Andrew Smart is an international finance, logistics, and corporate structuring advisor with more than 40 years of experience across global business, shipping, trading, energy, technology, real estate, and investment support. His background is expected to help AOM think through the commercial, financial, and logistical structures required to support large-scale offshore operations across jurisdictions.

Michael Barnett, M.S., Marine Protection Advisor. Michael Barnett is a fisheries and marine protection specialist with more than 25 years of experience in endangered species, NEPA, fisheries policy, and federal marine regulation. Much of his career was with the National Marine Fisheries Service, where he worked on ESA consultations, federal rulemaking, and marine species protection. At AOM, he is expected to support environmental protection strategy, regulatory credibility, and science-based stakeholder engagement.

John C. Wiltshire, Ph.D., Ocean Science Advisor. Dr. John Wiltshire is a marine geologist and ocean engineering leader with more than 45 years of experience in seabed minerals, undersea research, environmental permitting, and international ocean policy. He has led major undersea research programs and advised government and industry on marine minerals and environmental management. At AOM, he is expected to bring technical depth in seabed resource evaluation, marine mining policy, and ocean engineering.

Craig Mullen, Technical Advisor. Craig Mullen is a deep-sea explorer and subsea technology executive with experience leading complex ocean search, recovery, robotics, and offshore mission programs. His career spans U.S. Navy diving, deep-ocean recovery contracting, and leadership of advanced subsea technology organizations. At AOM, he is expected to bring operational judgment from high-stakes missions where technology, logistics, safety, and execution discipline all matter.

Jeffrey Reidenauer, Ph.D., Technical Advisor. Dr. Jeffrey Reidenauer is a marine minerals expert with more than 35 years of experience in federal offshore resource programs, environmental consulting, NEPA compliance, and critical minerals assessment. He served as Chief of the Marine Minerals Division at BOEM, where he helped grow the federal marine minerals program and supported offshore critical mineral inventory work. At AOM, he is expected to bring direct experience with U.S. offshore minerals policy, environmental review, and interagency coordination.

David Weight, Processing Advisor. David Weight is a metals and processing expert with more than 40 years of experience in the non-ferrous metals industry, especially cobalt and responsible sourcing. He previously served as President of the Cobalt Institute and has advised on critical raw materials for the energy transition. At AOM, he is expected to support thinking around downstream processing, responsible sourcing, cobalt markets, and critical mineral supply chains.

Broader Group and Connected Execution Platform

AOM’s execution capability extends beyond its named officers, directors, and advisors. The broader platform draws on a connected group with shared history across AOM, Odyssey, CIC Limited, OML and MML. These groups have worked alongside one another for years across Cook Islands and deep-ocean mineral programs, combining AOM’s capital formation and strategic positioning with Odyssey’s public-company infrastructure and unmatched deep-ocean operational history, CIC Limited’s Cook Islands license-area and in-country capabilities, and OML / MML’s exploration, environmental, and project-development experience. The combined team will consist of over 300 years of ocean experience across 50 team members leaders, directors, operators, scientists, technical advisors, processing experts, legal and finance professionals, and in-country specialists supporting the platform.

This integrated team structure is important because AOM is building upon existing operational, technical, regulatory and commercial capabilities rather than assembling each function independently from the ground up. Together, the broader group brings experience spanning critical mineral research and expertise, subsea logistics and operations, public-company infrastructure, capital markets, stakeholder engagement, ocean science, environmental baselines, resource geology, processing expertise, legal and governance support, and workforce development. AOM believes this approach provides the connective tissue needed to move from resource access to responsible execution.

Government Regulation

AOM’s mineral asset base comprises direct and indirect interests in polymetallic nodule projects pursued through two regulatory pathways. The first is the Cook Islands regulatory pathway, under which AOM’s operating interests are associated with existing exploration licenses held by CIC and MML.

The second is the U.S. regulatory pathway, under which AOM is pursuing potential exploration rights through AOM Area-1 LLC and AOM Area-2 LLC under DSHMRA, and the regulatory framework administered by NOAA.

The AOM Area-1 Technical Report Summary and AOM Area-2 Technical Report Summary each state that, as of the date of the applicable report, no exploration license had been issued to the relevant applicant. Accordingly, the Area-1 Application and Area-2 Application should be understood as application-stage project areas, rather than granted mineral properties or issued exploration licenses.

The following summarizes the principal regulatory framework applicable to each pathway, including the progression from exploration to any harvesting or commercial recovery activity, as applicable.

Cook Islands Regulatory Pathway

The Cook Islands seabed minerals sector has developed over several decades. Polymetallic nodules were first identified in the Cook Islands EEZ during scientific research beginning in the 1960s, with further exploration and regional research through the 1970s, 1980s and 1990s. The Cook Islands Government adopted the Seabed Minerals Act 2009 as an early national framework for seabed minerals activities, and the Cook Islands Seabed Minerals Authority (the “SBMA”) was formally established in 2012 and opened its offices in 2013. Following legislative review and consultation, the 2009 framework was replaced by the Seabed Minerals Act 2019 (Cook Islands), which is the primary legislation governing seabed minerals activities in the Cook Islands.

Under the Cook Islands regime, seabed minerals activities within the EEZ are governed by domestic Cook Islands law rather than by the ISA, because the resources are located within national jurisdiction. The principal statutory and regulatory framework includes the Seabed Minerals Act 2019 (Cook Islands), the Seabed Minerals (Exploration) Regulations 2020 (Cook Islands), the Environment Act 2003(Cook Islands), the Marae Moana Act 2017(Cook Islands), the Environment (Seabed Minerals Activities) Regulations 2023 (Cook Islands), the Seabed

Minerals (Minerals Harvesting and Other Mining) Regulations 2024 (Cook Islands) and the Seabed Minerals (Royalties) Regulations 2013 (Cook Islands). The SBMA administers seabed minerals licensing and compliance matters, while environmental approvals for relevant activities are administered through the National Environment Service and the Cook Islands environmental approval process.

The practical regulatory path begins with exploration. In February 2022, following a licensing process undertaken under the Cook Islands legal framework, the Cook Islands Government issued three exploration licenses providing exclusive areas to research and rights to apply for commercial harvesting, including licenses held by CIC and MML which in total encompass approximately 90% of the licensed area. Those exploration licenses were issued for initial five-year terms expiring on February 23, 2027, with renewal rights available under the applicable framework. During the exploration phase, licensees conduct resource definition, sampling, environmental baseline studies, stakeholder engagement, engineering work, technical studies, reporting and other work required by their approved work plans and license conditions. The adoption of the 2024 minerals harvesting regulations established a more detailed statutory framework for any future harvesting phase, but it did not itself authorize commercial harvesting.

Progression from exploration to mineral harvesting requires additional project-specific approvals. A future harvesting application requires a pre-feasibility-level technical package, an environmental impact assessment or environmental impact statement supported by multi-year baseline environmental data, an environmental management and monitoring plan, a mining or harvesting plan, stakeholder consultation, and satisfaction of applicable SBMA and environmental review requirements. For AOM, the Cook Islands regulatory pathway is relevant through AOM’s interests in CIC and OML/MML. Those companies hold active Cook Islands exploration licenses for polymetallic nodule areas and are advancing resource, environmental, engineering and processing work in support of any future applications. AOM currently views the Cook Islands as its nearest-term pathway, with an internal goal of pursuing first harvesting approvals in or around 2027 following completion of required resource, environmental and technical work, future pilot, trial or commercial harvesting activity remains subject to SBMA and environmental approvals, completion of technical studies, and satisfaction of license conditions.

United States NOAA/DSHMRA Regulatory Pathway

AOM’s U.S.-pathway assets are pursued under the DSHMRA, which is administered by NOAA. DSHMRA provides a U.S. domestic law framework for eligible U.S. citizens and U.S. companies to seek exploration licenses and commercial recovery permits hard seabed minerals, including polymetallic nodules, in areas beyond national jurisdiction. The U.S. is not a party to the United Nations Convention on the Law of the Sea (“UNCLOS”), and NOAA administers the DSHMRA pathway for U.S. applicants separately from the International Seabed Authority (“ISA”) framework applicable to UNCLOS parties.

The DSHMRA framework distinguishes between exploration licenses and commercial recovery permits, although NOAA’s 2026 regulatory revisions introduced an optional consolidated application and review process for qualified applicants. An exploration license under 15 C.F.R. Part 970 authorizes surveys, research and test mining of polymetallic nodules in specified areas beyond national jurisdiction. A commercial recovery permit under 15 C.F.R. Part 971 is required before commercial recovery and marketing of nodules may occur. NOAA reviews applications for statutory eligibility, technical capability, financial responsibility, environmental protection, use-conflict considerations and other required information, with public notice and environmental review under National Environmental Policy Act (NEPA) at the level determined by NOAA for the relevant federal action.

The regulatory path was modernized in 2025 and 2026. Executive Order 14285, signed on April 24, 2025, established a U.S. policy to advance leadership in seabed mineral exploration, responsible commercial recovery, processing technology and supply-chain security. NOAA subsequently finalized revisions to the DSHMRA regulations, effective January 21, 2026, including an optional consolidated review process that permits qualified applicants to present exploration-license and commercial-recovery-permit information in a more integrated application record.

AOM Area-1 LLC filed an exploration license application with NOAA on September 23, 2025. NOAA informed AOM Area-1 LLC on December 5, 2025, that the application was in substantial compliance, and on March 16, 2026, that the exploration license application was in full compliance with the provisions of DSHMRA and its regulations. AOM Area-2 LLC filed an exploration license application with NOAA on November 26, 2025. NOAA informed AOM Area-2 LLC on December 29, 2025, that the application was in substantial compliance, and on February 23, 2026, that the exploration license application was in full compliance with the provisions of DSHMRA and its regulations. These determinations do not constitute issuance of an exploration license or commercial recovery permit.

If issued, a DSHMRA exploration license is expected to provide an initial term of ten years, with renewal rights in five-year increments under the statutory framework, while a future commercial recovery permit would require a separate NOAA determination and is expected to provide an initial term of twenty years with potential ten-year extensions. AOM expects the exploration phase to generate the resource, engineering, environmental, monitoring and operational record required to support future commercial recovery applications. Until NOAA completes the applicable review, environmental process and licensing or permitting decisions, the AOM Area-1 and AOM Area-2 projects should be understood as application-stage U.S.-pathway projects rather than granted mineral properties or issued exploration licenses.

Assets and Properties

AOM’s material mineral projects consist of: (a) a Cook Islands polymetallic nodule project, held through CIC pursuant to EL1 (the “CIC Project”), (b) a Cook Islands polymetallic nodule project, held through Moana Minerals Limited pursuant to EL3 (the “MML Project”)(c) the Area 1 U.S.-pathway polymetallic nodule application area (the “Area-1 Application”), pursued through AOM Area-1 LLC (the “AOM Area-1 Project”), and (d) the Area 2 U.S.-pathway polymetallic nodule application area (the “Area-2 Application”), pursued through AOM Area-2 LLC (the “AOM Area-Project”). AOM has also formed AOM Area-3 LLC, but AOM Area-3 has not yet filed technical report summary and therefore is not described in this section as a material mineral project.

Each of the CIC Project, the MML Project, and AOM Area-1 Project, and the AOM Area-2 Project is supported by a technical report summary prepared in accordance with the SEC Mining Rules. According to the AOM Area-1 Technical Report Summary, the AOM Area-1 Project supports inferred mineral resources of 847 Mt of wet nodules across five subareas, using a cut-off of 6 kg/m² and excluding areas with seafloor slope greater than 10°. According to the AOM Area-2 Technical Report Summary, the AOM Area-2 Project supports inferred mineral resources of 586 Mt of wet nodules for Dorado North, using a cut-off of 6 kg/m² and excluding areas with seafloor slope greater than 10°; however, no reliable or sufficiently dense nodule abundance data are currently available for the southern portion of the AOM Area-2 Project area called Dorado South. As a result, no mineral resource estimate is established for Dorado South.

Although the AOM Area-1 Project and AOM Area-2 Project are supported by inferred mineral resource estimates, they remain application-stage project areas. Therefore, the AOM Area-1 Project and the AOM Area-2 Project should be understood as application-stage project areas, rather than granted mineral properties or issued exploration licenses.

AOM has not commenced commercial harvesting or commercial production from any of its material mineral projects. AOM’s longer-term commercialization plan contemplates harvesting, offloading, transshipment, stockpiling and processing infrastructure, including potential use of U.S. Gulf Coast and allied processing facilities and a potential transshipment port in American Samoa.

AOM also owns stylized trademark rights covering consulting services in mining extraction and mining exploration, geophysical exploration for the mining industry and underwater exploration.

The following sections summarize AOM’s material mineral projects. Unless otherwise indicated, the disclosure relating to each project is based principally on the applicable technical report summary filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

CIC Project

The information that follows relating to the CIC Project is derived, for the most part, from, and in some instances is an extract from, the CIC Technical Report Summary prepared in compliance with the SEC Mining Rules. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the CIC Technical Report Summary, which has been filed as Exhibit 96.1 to the registration statement of which this proxy statement/prospectus forms a part. The CIC Technical Report Summary is incorporated herein by reference and made a part hereof.

Location of the CIC Project

The CIC Project is located within the EEZ of the Cook Islands in the South Pacific Ocean. According to the CIC Technical Report Summary, the CIC Project is centered at approximately 17.5° south latitude and 160.5° west longitude, approximately 420 km north of Rarotonga, a 170 km north of Aitutaki, and 3,700 km northeast of Wellington, New Zealand. The CIC Project area covers approximately 211,545 km² and comprises 2,592 5’ x 5’ blocks grouped into ten contiguous block groups. The seafloor in the license area generally lies at depths between approximately 4,700 and 5,300 meters below sea level.

Permits

Title to the CIC Project is held through EL1 license, granted to CIC Limited by the Seabed Minerals Authority (“SBMA”), on behalf of the Cook Islands Government on February 23, 2022. The CIC Technical Report Summary states that the EL1 license expires on February 23, 2027, and that an application for license renewal may be made at least 90 days before expiry in accordance with Section 63 of the Seabed Minerals (Exploration) Regulations (2020). The EL1 license is subject to relinquishment obligations, including 20% relinquishment after three years of exploration activities and up to an additional 40% of the total CIC Project area by the end of the five-year license period, with the first relinquishment reported as being under discussion between CIC and the SBMA according to the CIC Technical Report.

To be eligible for upgrade of the exploration license to a mining license, CIC must submit an application and satisfy the requirements of section 67 of the Seabed Minerals (Exploration) Regulations (2020) (Cook Islands), including: (a) collection and analysis of data and information to at least a pre-feasibility study level in all material respects; (b) completion in all material respects of studies and investigations relating to an environmental impact assessment for a mining license application; and (c) establishment of the existence of seabed mineral resources or reserves with the potential for commercial recovery.

See Schedule A for further specific information of the CIC Project permits.

Royalties and Taxes

Royalties and taxes payable on any future production from the CIC Project area are stipulated in the laws and regulations of the Cook Islands. According to the Seabed Minerals (Royalties) Regulations (2013) (Cook Islands), holders of a mining license are liable for a royalty equal to 3% of the export value of minerals recovered under a mining license. The export value of minerals recovered is free-on-board (FOB) price received. The CIC Project is subject to a private royalty of 1% held by Atlas, as described in the section entitled “Information about AOM—Corporate History and Organizational Structure—Royalty and Revenue Participation Agreements.”

History of previous exploration Activities in the CIC Project Area

According to the CIC Technical Report Summary, the CIC Project area, or any part thereof, has not been held by any operator other than CIC. The report states that the only exploration within the CIC Project area that predates the exploration undertaken by CIC was carried out by the Japan International Cooperation Agency (“JICA”), between 1986 and 2000. JICA conducted three expeditions to the CIC Project area using the RV Hakurei Maru No. 2 in 1986, 1990 and 2000. Samples were collected using box core, freefall grab, long core and armed dredge tools. Survey stations were placed based on datum lines every 1° in latitude and longitude, with infill sites on a 39.3 km grid.

Since 2022, CIC has conducted four expeditions and has used box core, freefall grab, multicore and benthic sled sampling tools to collect polymetallic nodule samples, supported by ROV, and autonomous underwater vehicle surveys. Most of the modern exploration work has been conducted in two of the ten contiguous block groups, including CBG01 and CBG04, with the principal focus on CBG04. According to the CIC Technical Report, no commercial production of polymetallic nodules has occurred in the project area to date.

See Section 5 of the CIC Technical Report Summary for further specific information of the history of previous exploration of the CIC Project Area.

Geology

The CIC Project is a polymetallic nodule project located on the seabed within the Cook Islands EEZ in the South Pacific Ocean. According to the CIC Technical Report Summary, the Cook Islands are distinctive in having relatively ancient and stable ocean crust, coupled with very low modelled net export of organic material to the seabed and the interpreted influence of a long-lived deep-water ocean current. The CIC Project area consists principally of abyssal plains, together with scattered knolls, seamounts, depressions, hills and valleys, and fine pelagic sediments described as red or brown clay are the predominant sediment type in the CIC Project area.

According to the CIC Technical Report Summary, mineralization at the CIC Project occurs at the water-sediment interface on the seafloor in the form of polymetallic nodules enriched principally in cobalt, nickel and copper. The polymetallic nodules are generally found on abyssal plains, mostly at depths between approximately 4,800 and 5,200 meters, and form laterally continuous nodule fields that effectively constitute a two-dimensional deposit tracing the sediment-water interface. A minority component of the nodules occurs within the sediment, locally to depths of up to approximately 30 centimeters.

The polymetallic nodules are dark brown to black and may reach approximately 20 centimeters along their long axis, and exhibit concentric layering commonly formed around a foreign nucleus, such as a rock fragment, volcanic material, bone, tooth or other nodule. The CIC Technical Report notes that the polymetallic nodules are geochemically unique from many other global nodule deposits because they tend to have low manganese-to-iron ratios and elevated cobalt grades, which indicates that the polymetallic nodules are formed through hydrogenetic processes.

Mineral Resource Estimate

According to the CIC Technical Report Summary, no mineral reserve estimate is reported, and the CIC Project remains at an early stage. The CIC Technical Report Summary discloses an inferred mineral resource of 1,950 Mt wet nodules at a 13 kg/m² cut-off, with metal grades of 0.46% Co, 0.19% Cu, 17.8% Fe, 15.7% Mn and 0.33% Ni, each with an effective date of December 31, 2025.

The mineral resource estimate for the CIC Project consist of declustered samples collected by JICA, as well as box core and freefall grab samples collected by CIC during Expeditions 1, 3 and 4. The report further states that the mineral resource estimate is based on exploration, sampling and assaying information gathered through appropriate techniques, that the inferred mineral resource has not been significantly extrapolated beyond the limits of the samples collected, and that confidence in the estimate is not sufficient to permit application of technical and economic parameters useful for detailed mine planning as part of a pre-feasibility or feasibility studies.

Quality Control/Quality Assurance and Data Verification

The data supporting the EL1 inferred mineral resource estimate consist of both historical exploration data collected by JICA and more recent exploration data collected by CIC. According to the CIC Technical Report, those datasets were evaluated separately and were assessed against the objective of supporting at least an inferred mineral resource classification under the SEC Mining Rules.

CIC employed documented procedures for sample collection, handling, processing and analysis, and that the quality assurance and quality control framework was designed to support reliable collection, recording, processing and validation of exploration data. According to the report, sample preparation involved offshore recovery and handling, onshore processing at CIC’s facilities in Rarotonga, and laboratory preparation and analysis at ALS Brisbane, which the report identifies as an ISO/IEC 17025-2017 and ISO 9001:2015 accredited laboratory. The report states that the analytical methods used for the CIC Project were fit for purpose for the project’s objectives.

With respect to sample custody and security, the CIC Technical Report Summary states that samples were subject to controlled handling procedures offshore and onshore, including unique sample identification, sealed storage and shipment to ALS Brisbane for geochemical analysis. The CIC Technical Report concludes that, in light of the objectives of the CIC Project, the risk associated with sample security and chain of custody was low.

The CIC Technical Report Summary also states that quality control and quality acceptance testing were applied across the exploration and analytical workflow, including review of location data, primary sample quality, weighing procedures, splitting procedures, density and moisture determinations, and laboratory analytical performance. The CIC Technical Report notes that underwater video footage formed part of the review process by allowing comparison between the seafloor conditions at sampling locations and the recovered samples.

With respect to data verification, the CIC Technical Report Summary states that RSC conducted an independent verification program that included checking analytical results against original ALS Brisbane laboratory reports, reviewing sampling video footage for freefall grab and box core samples, and comparing selected records against original back-deck logs, weighing sheets and beacon fix reports.

According to the CIC Technical Report Summary, the data verification and validation process did not identify any material errors or omissions that would materially affect the inferred mineral resource estimate for the project. The report further states that, based on this review, RSC concluded that the geological, analytical and spatial data were accurate, complete and reliable for use in mineral resource estimation and that the data verification procedure was consistent with best industry practice and meet the SEC Mining Rules.

For additional information regarding quality control/quality assurance and data verification applicable to the CIC Project, see Sections 8 and 9 of the CIC Technical Report Summary.

Ownership Structure of CIC Project

For further information please refer to the section entitled “Information about CIC—Ownership Chart and Subsidiaries.”

MML Project

The information that follows relating to the MML Project is derived, for the most part, from, and in some instances is an extract from, the MML Technical Report Summary prepared in compliance with the SEC Mining Rules. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the MML Technical Report Summary, which has been filed as Exhibit 96.2 to the registration statement of which this proxy statement/prospectus forms a part. The MML Technical Report Summary is incorporated herein by reference and made a part hereof.

Location of the MML Project

The MML Project is located within the EEZ of the Cook Islands in the South Pacific Ocean. According to the MML Technical Report Summary, the MML Project is confined to the boundary of the EL3 license, which covers an area of approximately 9,118 m², and forms part of a wider known deposit of polymetallic nodules within the Cook Islands’ EEZ. The MML Project is located on the seabed, more than 5,000 m below sea level. The MML Technical Report Summary states that the MML Project is located approximately 323 miles from

Avarua, Rarotonga, 163 miles from Aitutaki, and 2,370 miles from Auckland, New Zealand, and that the center of the MML Project is located at approximately 16.5° S and 159.5° W.

150
175
-160
-135
-110
-85
0
-25
-50
Hawaii
Suwarrow
Manihiki
Penrhyn
Samoa
Niue
Tonga
Tahiti
Palmerston
Aitutaki
Rarotonga
New Zealand
Legend
Place
EL3
Cook Islands EEZ
01 August 2025
CRS: WGS 84
Data Source: Google Satellite; SBMA
rsc
0
1,000
2,000 km

Permits

Title to the MML Project is held through the EL3 license, granted to Moana Minerals Limited, a wholly owned Cook Islands registered company subsidiary of Ocean Minerals, LLC, by the Seabed Minerals Authority (“SBMA”), on behalf of the Cook Islands Government on February 23, 2022. The MML Technical Report Summary states that the MML exploration license is valid for a term of five years and expires on February 23, 2027, and that an application for license renewal may be made at least 90 days before expiry in accordance with Section 63 of the Seabed Minerals (Exploration) Regulations (2020). As of the date of this proxy statement/prospectus, MML is not subject to a predetermined relinquishment schedule in the EL3 licence. However, pursuant to section 78 of the Seabed Minerals Act (Cook Islands), the SBMA may require MML to relinquish portions of the MML Project area over time as MML’s exploration and environmental programs advance.

To be eligible for upgrade of the exploration license to a mining license, MML must submit an application and satisfy the requirements of section 67 of the Seabed Minerals (Exploration) Regulations (2020) (Cook Islands), including: (a) collection and analysis of data and information to at least a pre-feasibility study level in all material respects; (b) completion in all material respects of studies and investigations relating to an environmental impact assessment for a mining license application; and (c) establishment of the existence of seabed mineral resources or reserves with the potential for commercial recovery.

See Schedule A for further specific information of the MML Project permits.

Royalties

Royalties and taxes payable on any future production from the MML Project area are stipulated in the laws and regulations of the Cook Islands. According to the Seabed Minerals (Royalties) Regulations (2013) (Cook Islands), holders of a mining license are liable for a royalty equal to 3% of the export value of minerals recovered under a mining license. The export value of minerals recovered is free-on-board (FOB) price received. The MML Project is subject to a private royalty of 1% held by Atlas, as described in the section entitled “Information about AOM—Corporate History and Organizational Structure—Royalty and Revenue Participation Agreements.”

History of previous exploration activities in the MML Project Area

According to the MML Technical Report Summary, the first cruise programs dedicated to investigating nodules in the Cook Islands and adjacent regions were mounted in the mid-1970s by the New Zealand Oceanographic Institute. Between 1976 and 1981, the Committee for Coordination of Joint Prospecting for Minerals Resources in South Pacific Offshore Areas (CCOP/SOPAC) carried out several cruises in the Cook Islands region. The MML Technical Report Summary states that the only exploration that predates that by MML within the MML Project area took place between 1986 and 2000 and was carried out by JICA. JICA conducted three expeditions to the MML Project area using the RV Hakurei Maru No. 2 in 1986, 1990 and 2000. Samples were collected by freefall grab, box core, long core and armed dredge methods. Survey stations were placed based on datum lines every 1° in latitude and longitude, with infill sites on a 39.3 km grid, and three samples were collected at each survey station in the form of an inverted triangle. Sample location precision for the JICA surveys is stated to have been in the order of 100–500 m against sample spacing of approximately 25 km.

Since 2019, MML has conducted exploration over the MML Project area. The MML Technical Report Summary states that MML has conducted at least five cruises and has used freefall grab, box core, multicore and benthic sled sampling tools to collect polymetallic nodule samples, supported by ROV surveys. According to the MML Technical Report Summary, exploration has been conducted to at least some extent across the entire MML Project area. The eastern and southern quadrants are the most explored, with MML having conducted sampling on a nominal 12-km grid, whereas the northwestern quadrant is the least explored and was sampled on approximately 50-km spacing by JICA. According to the MML Technical Report Summary, no commercial production of polymetallic nodules has occurred in the MML Project area to date.

Progress toward completing collection of baseline environmental data continues unabated with the commencement by the Anuanua Moana and a team of international scientists of the first benthic campaign in the Cook Islands EEZ in mid-May 2026. Simultaneously surveys using Autonomous Underwater Vehicles to map the seafloor in high definition and photograph extensive areas of the seafloor will also be conducted. This is followed by further benthic and pelagic campaigns, all completed before the end of the year. This places MML well on track for completing an EIA.

These campaigns also provide the data and information needed to further upgrade the confidence of the resource and MML expects to report measured levels of confidence of selected areas of its currently reported resource in EL3.

Testing of six metallurgical processes progress well with results planned for inclusion in our Prefeasibility Study being compiled for Cook Islands License area EL3. The PFS provides for selection of preferred harvesting and processing solutions, reports on infrastructure impacts and needs, community perspectives and impacts, and provides an overview of project economics. AMC Engineering Consultants will act as the Qualified Person (QP) for OML report. The PFS is slated for completion in 2026.

See Section 5 of the MML Technical Report Summary for further specific information regarding the history of previous exploration of the MML Project area.

Geology

The MML Project is a polymetallic nodule project located on the seabed within the Cook Islands EEZ in the South Pacific Ocean. According to the MML Technical Report Summary, the Cook Islands are distinctive in having relatively ancient and stable ocean crust, coupled with very low-modelled net export of organic material to the seabed, and the interpreted influence of a long-lived deep-water ocean current. Most of the MML Project area consists of relatively flat abyssal plains, with sea knolls and seamounts scattered across the MML Project area, but with a higher concentration in the center and center-west. The MML Technical Report Summary further states that brown clay is the predominant sediment type in the MML Project area.

According to the MML Technical Report Summary, mineralization at the MML Project occurs in the form of polymetallic nodules. The MML Technical Report Summary states that polymetallic nodule abundance and element grades vary throughout the MML Project area but are more consistent compared to the wider EEZ. “Nodule abundance” is described in the report as the weight of nodules per square meter because the nodules typically form on the seabed as a single layer several centimeters thick and therefore effectively constitute a two-dimensional deposit. According to the report, nodule abundance in the MML Project ranges from 0 to 50.8 kg/m² and has an average abundance of 26.9 kg/m², and nodule abundance is typically higher in areas of abyssal plains.

The polymetallic nodules in the Cook Islands are geochemically unique compared to other deposits because of their low manganese-to-iron ratios and elevated cobalt grades. The MML Technical Report Summary states that the average manganese-to-iron ratio is 0.83, which indicates that the nodules are formed via hydrogenetic processes. The report further states that this is supported by nodule morphology, including relatively smooth texture, and the low number of buried nodules recovered, with most nodules found on the surface of the seabed.

Mineral Resource Estimate

According to the MML Technical Report Summary, no mineral reserve estimate is reported for the MML Project. The MML Technical Report Summary discloses an Indicated Mineral Resource of 417 Mt wet nodules at an average abundance of 26.7 kg/m² and an Inferred Mineral Resource of 102 Mt wet nodules at an average abundance of 26 kg/m², each reported at a cut-off of 12.5 kg/m². The average metal grades for the Indicated Mineral Resource are 0.49% cobalt, 0.15% copper, 18.9% iron, 15.6% manganese, and 0.27% nickel. The average metal grades for the Inferred Mineral Resource are 0.5% cobalt, 0.1% copper, 19% iron, 16% manganese, and 0.2% nickel. The MML Technical Report Summary states that the effective date of the Mineral Resource estimate is July 19, 2024.

The mineral resource estimate for the MML Project consists of declustered samples collected by JICA and during Research Cruise 1, as well as samples collected during Expedition 1, Leg 2 and Expedition 4 for which no sampling issues were indicated. The MML Technical Report Summary states that all samples were reprojected to UTM zone 4S, that reduced level was set to 0, and that no corrections were applied to the geochemical or nodule abundance data. The report further states that the estimate was completed using ordinary kriging, that validation methods included visual review and comparison of means as well as validation plots, and that sensitivity testing indicated the estimate to be robust. The MML Technical Report Summary expressly states that Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Quality Control/Quality Assurance and Data Verification

The data supporting the EL3 license mineral resource estimate consist of historical exploration data collected by JICA and more recent exploration data collected by MML. According to the MML Technical Report Summary, the data quality objective for the MML Project was that the data be of a quality fit for the purpose of classifying at least Indicated Mineral Resources under the SEC Mining Rules. The MML Technical Report Summary states that quality assurance was focused on error prevention and establishing processes that are repeatable and self-checking, supported by technically sound and prescriptive procedures.

The MML Technical Report Summary states that MML employed documented procedures for sample collection, handling, processing and analysis, and that the quality assurance and quality control framework was designed to support reliable collection, recording, processing and validation of exploration data. According to the report, sample preparation involved onboard sample preparation after recovery, onboard and onshore processing of box core and freefall grab samples, and laboratory preparation and analysis at ALS Brisbane, which the report identifies as certified to ISO/IEC 17025:2017 and ISO 9001:2015. The report states that the analytical methods used for the MML Project were fit for purpose for the project’s objectives.

With respect to sample custody and security, the MML Technical Report Summary states that a strict chain-of-custody protocol was in place both at sea and onshore. According to the MML Technical Report Summary, only one sample was allowed to be processed at a time, sealed sample bags were temporarily stored in the geology lab until photographed and logged, sub-samples removed for additional processing were tracked using chain-of-custody forms, and samples were stored at MML’s warehouse facility in Rarotonga until shipment to ALS Brisbane. The MML Technical Report Summary concludes that there was a low risk associated with sample security and chain of custody.

The MML Technical Report Summary also states that quality control and quality acceptance testing were applied across the exploration and analytical workflow, including review of location data, density and moisture data, primary sample quality, first split, nodule abundance, second split, third split and analytical process. The MML Technical Report Summary notes that video footage formed a critical part of the quality review process by allowing comparison between seafloor conditions at sampling locations and the recovered samples.

With respect to data verification, the MML Technical Report Summary states that RSC geologists, under the supervision of the Qualified Person, checked a representative number of samples from MML’s FileMaker database against scans of original deck logs and weighing log sheets and reviewed the video footage of the sampling for every freefall grab or box core sample to check sample quality and compare the observed seafloor conditions with the recovered samples. The report also states that RSC received a copy of the assay results directly from ALS and that those assay results were used to inform the mineral resource estimate. According to the MML Technical Report Summary, the data on which the mineral resources are based are verified and fit for the purpose of generating the mineral resource estimate.

For additional information regarding quality control/quality assurance and data verification applicable to the MML Project, see Sections 8 and 9 of the MML Technical Report Summary.

Ownership Structure of MML Project

For further information please refer to the section entitled “Information about OML—Ownership Chart and Subsidiaries.”

AOM Area-1 Project

The information that follows relating to the AOM Area-1 Project is derived, for the most part, from, and in some instances is an extract from, the AOM Area-1 Technical Report Summary prepared in compliance with the SEC Mining Rules. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the AOM Area-1 Regulation S-K Item 1300 Technical Report Summary, which has been filed as Exhibit 96.3 to the registration statement of which this proxy statement/prospectus forms a part. The AOM Area-1 Technical Report Summary is incorporated herein by reference and made a part hereof.

Location of the AOM Area-1 Project

The AOM Area-1 Project consists of five non-contiguous subareas, designated Subareas A through E, in the eastern-central CCZ of the northeastern tropical Pacific Ocean, totaling approximately 147,054 km². According to the AOM Area-1 Technical Report Summary, the AOM Area-1 Project is located on the seafloor outside of any national jurisdiction. The AOM Area-1 Project is accessible by ship from various ports in the United States and South America and that, because the deposit does not include any habitable land and is not near coastal waters, all personnel and material are expected to be transported to the project area by ship.

-136° -134° -132° -130° -128° -126° -124° -122° -120°
18° 16° 14° 12° 10° 8°
A
B
C
D
E
Kilometers
0 125 250 500
WGS84 Mercator projection
Scale accurate at map middle latitude
Proposed Claims
Turning Points
GEBCO24 Depth, meters
< 2,500
2,500 - 3,000
3,000 - 3,500
3,500 - 4,000
4,000 - 4,500
4,500 - 5,000
5,000 - 5,500
5,500-6,000
> 6,000

AOM Area-1 Project of Sub Areas A-E

Label	W Longitude	N Latitude	Vertices
A	1296733	17.1613	1
A	128.8376	17.1613	2
A	128.8376	16.6699	3
A	129.4973	16.6699	4
A	129.4973	16.8365	5
A	130.0852	16.8365	6
A	130.0852	16.6689	7
A	130.2523	16.6689	8
A	130.2523	16.5865	9
A	131.3356	16.5865	10
A	131.3356	16.4191	11
A	132.6641	16.4191	12
A	132.6641	16.8352	13
A	133.0020	16.8355	14
A	133.0020	16.6688	15
A	133.2500	16.6688	16
A	133.2500	17.5500	17
A	129.6733	17.5500	18
B	133.2531	16.6667	1
B	133.2531	16.3299	2
B	132.9197	16.3299	3
B	132.9197	16.1640	4

Label	W Longitude	N Latitude	Vertices
B	131.2469	16.1640	5
B	131.2469	16.3799	6
B	130.8364	16.3799	7
B	130.8364	16.1635	8
B	130.5026	16.1635	9
B	130.5026	16.0040	10
B	131.0034	16.0040	11
B	131.0034	15.7571	12
B	132.0048	15.7571	13
B	132.0048	15.6570	14
B	132.9103	15.6570	15
B	132.9103	15.9230	16
B	134.0000	15.9230	17
B	134.0000	16.6667	18
C	123.3284	16.4771	1
C	122.3430	16.4771	2
C	122.3430	16.0520	3
C	123.3300	16.0520	4
C	123.3300	16.2350	5
C	125.3315	16.2350	6
C	125.3315	16.7515	7
C	125.6648	16.7515	8
C	125.6648	16.9191	9
C	125.9972	16.9191	10
C	125.9972	17.1619	11
C	125.8601	17.1619	12
C	125.8601	17.8728	13
C	123.3284	17.8633	14
D	121.1687	11.9969	1
D	121.1687	11.3309	2
D	122.0944	11.3309	3
D	122.0944	11.9969	4
E	122.2500	7.4600	1
E	123.3842	7.4600	2
E	123.3842	9.1000	3
E	122.2500	91.000	4

Mineral Rights

Title to the AOM Area-1 Project is not presently held through an issued exploration license or commercial recovery permit. According to the AOM Area-1 Technical Report Summary, AOM Area-1 LLC, whose parent company is AOM, seeks the issuance of an exploration license from NOAA pursuant to DSHMRA, in accordance with the regulations at 15 CFR Part 970. Considering that AOM does not have a license or commercial permit, the AOM Area-1 Project should be understood as a U.S.-pathway application area rather than an issued mineral property, granted exploration license or commercial recovery permit.

On September 23, 2025, AOM Area-1 LLC submitted an application to NOAA for the issuance of an exploration license pursuant to the DSHMRA, 30 U.S.C. §§ 1401 et seq., in accordance with the regulations then applicable at 15 CFR Part 970. NOAA acknowledged receipt of the application and, following its initial administrative review, notified AOM Area-1 LLC that the application had achieved substantial compliance with the requirements of 15 CFR Part 970 on December 5, 2025. After the inclusion of extra information and some explanation, NOAA confirmed that the application had achieved full compliance with the applicable regulatory requirements on March 1676, 2026.

See Schedule A for further specific information of the AOM Area-1 Project application.

History of previous exploration activities in the AOM Area-1 Project Area

The AOM Area-1 Technical Report Summary states that the resource assessment is based on historical data and is preliminary in nature. Prior to 1981, Pioneer Contractors - including entities that were predecessors to or affiliates of the current holders of ISA exploration contracts in the CCZ - carried out substantial exploration in the area encompassing the AOM Area-1 Project, and those exploration results were later compiled and utilized by the ISA between 2005 and 2009 to develop regional mineral resource estimates published as ISA Technical Study No. 6, “A Geological Model of Polymetallic Nodule Deposits in the Clarion-Clipperton Fracture Zone” (2010). Since that time, there has not been additional exploration completed within the specific boundaries of the AOM Area-1 Project area, and exploration within those boundaries is anticipated to commence upon the issuance of the requested exploration license.

Although no exploration has been conducted within the specific AOM Area-1 Project boundaries, the AOM consortium and its affiliated entities have conducted extensive recent exploration campaigns in adjacent and analogous deep-sea polymetallic nodule provinces. These capabilities and the operational experience derived from AOM affiliates campaigns are directly applicable to the proposed exploration and commercial recovery activities within the AOM Area-1 Project area.

The AOM Area-1 Technical Report Summary indicates that many different oceanographic vessels were historically used to collect the polymetallic nodule samples from which the ISA mineral resource estimate was derived, and that most of those samples were collected using free-fall grab samplers, with some box core sampling. The AOM Area-1 Technical Report Summary further notes that key members of the AOM team have direct personal experience with deep-sea polymetallic nodule systems testing, including participation in NOAA’s Deep Ocean Mining Environmental Study (“DOMES”) program in the 1970s, which represents the only U.S.-sponsored program to have conducted pilot-scale polymetallic nodule collection and recovery operations in the CCZ.

Importantly, AOM Area-1 was never part of an ISA reserved, issued or area of particular environmental importance therefore does not conflict with any prior ISA claim.

Geology

The AOM Area-1 Technical Report Summary states that seafloor polymetallic nodules occur in all oceans, but that the CCZ hosts a relatively high abundance of particularly nickel- and copper-rich nodules. The AOM Area-1 Technical Report Summary describes the CCZ seafloor as part of the abyssal plains and states that polymetallic nodules are hydrogenetic and diagenetic concretions of manganese and ferromanganese oxides containing cobalt, nickel, copper and other metals. The AOM Area-1 Technical Report Summary describes also states that the depth of the seafloor in the AOM Area-1 Project ranges mostly from 3,800 meters to 6,000 meters and that the abyssal plains are traversed by ridges and punctuated by inactive volcanoes rising 500 to 2,000 meters above the seafloor.

The AOM Area-1 Technical Report Summary further states that the formation and distribution of polymetallic nodules in the CCZ are primarily controlled by water depth, latitude and seafloor sediment type. Geological domains identified in the AOM Area-1 Technical Report Summary include volcanic outcrops, volcanic highs, sediment drifts and high-slope areas greater than 10°, which were excluded from the resource estimates. The AOM Area-1 Technical Report Summary describes the AOM Area-1 Project as a fundamentally two-dimensional deposit in which the polymetallic nodules lie on the surface of, or are partially buried within, fine-grained surficial sediments. The typical nodule composition within the AOM Area-1 Project area, on a dry weight basis, comprises manganese at approximately 28.4%, iron at approximately 6.16%, nickel at approximately 1.30%, copper at approximately 1.07%, and cobalt at approximately 0.20%, with total rare earth oxide concentrations of approximately 800 parts per million, as reported in the AOM Area-1 Technical Report Summary.

Mineral Resource Estimate

The AOM Area-1 Technical Report Summary, states that the mineral resource assessment is preliminary in nature and results only in inferred mineral resources, as that term is defined in SEC Mining Rules. The AOM Area-1 TRS states that mineral resource estimation is based on the ISA 2010 Technical Study No. 6, and that the resource estimate was derived by georeferencing those ISA resource maps, extracting resource values within the AOM Area-1 Project boundaries, and applying a slope exclusion for seafloor areas with gradients greater than 10°. The AOM Area-1 Technical Report Summary states that the only modifying factor expressly included in the estimation is the elimination of seafloor areas with slopes greater than 10°, and that no other modifying factors - including, without limitation, mining recovery, dilution, metallurgical recovery, logistics, or economic parameters - have been applied to the reported figures.

Using a cut-off grade of 6 kg/m² (wet) and excluding seafloor areas with slopes greater than 10°, the AOM Area-1 Technical Report Summary reports total inferred wet nodules of approximately 847 million metric tons (“Mt”) across the five subareas, distributed as follows: approximately 118 Mt in Subarea A (approximately 45,380 km²), approximately 73 Mt in Subarea B (approximately 20,900 km²), approximately 426 Mt in Subarea C (approximately 50,548 km²), approximately 70 Mt in Subarea D (approximately 7,525 km²), and approximately 160 Mt in Subarea E (approximately 22,709 km²). The reported inferred mineral resources contain nickel at approximately 1.30%, copper at approximately 1.07%, cobalt at approximately 0.20%, and manganese at approximately 28.4%, each on a dry weight basis, together with total rare earth oxide concentrations of approximately 800 parts per million. These metals are classified as critical minerals under Executive Order 13817 and Executive Order 14017 and are essential inputs to the energy transition, advanced battery manufacturing, national defense applications, and other strategic supply chains of the United States.

The AOM Area-1 Technical Report Summary states that the AOM Area-1 Project is not at a stage where mineral reserves can be estimated and is not at a stage where capital and operating cost estimates or economic analysis would be appropriate within the meaning of the SEC Mining Rules. Inferred mineral resources have a lower level of confidence than indicated or measured mineral resources, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to a higher category of mineral resource as a result of continued exploration. The consolidated amended application contemplates a phased exploration program with the objective of collecting sufficient additional sampling, geotechnical, environmental, and metallurgical data to support the potential future reclassification of a portion of the reported inferred mineral resources to higher-confidence resource categories, subject to the results of that exploration program and the judgment of appropriately qualified persons at the time of any such reclassification.

Royalties and Taxes

According to the AOM Area-1 Technical Report Summary, under DSHMRA, royalties and taxes payable on any future commercial recovery of polymetallic nodules by U.S. entities in areas beyond national jurisdiction are governed by domestic U.S. law rather than international frameworks such as the ISA, to which the United States is not a party. The AOM Area-1 Technical Report Summary states that DSHMRA does not prescribe specific royalty rates, but authorizes NOAA to issue exploration licenses and commercial recovery permits with terms and conditions that may include financial obligations determined on a case-by-case basis during the permitting process. The AOM Area-1 Technical Report Summary also states that NOAA’s regulatory framework includes provisions for public comment and environmental review but does not currently mandate a fixed royalty or taxation regime akin to ISA’s proposed ad valorem models.

AOM Area-1 is subject to a private royalty of 2.0% held by Atlas, as described in the section entitled “Information about AOM—Corporate History and Organizational Structure—Royalty and Revenue Participation Agreements.”

Data Verification

The data supporting the AOM Area-1 Project inferred mineral resource estimate consist of archival data compiled from multiple historical datasets. According to the AOM Area-1 Technical Report Summary, those datasets include data from the ISA’s Central Data Repository, a dataset used with permission of Lockheed-Martin Corporation (Ocean Minerals Company), datasets provided by the Government of the Republic of Korea, datasets provided by the China Ocean Mineral Resources Research and Development Association, and datasets provided by The Interoceanmetal Joint Organization. The AOM Area-1 Technical Report Summary states that the data were screened to eliminate clearly anomalous values and that only a limited number of stations from the merged dataset were relevant to the AOM Area-1 Project. The AOM Area-1 Technical Report Summary further states that the sampling and analysis were performed by national and international mining companies expected to be competent in such work.

With respect to data verification, the AOM Area-1 Technical Report Summary states that one of the qualified persons was directly involved in only one of the exploration and sampling programs forming the basis for the data, but concludes that, because the historical programs were carried out by highly professional private and government scientists, the data used in the resource estimate are deemed adequate for an inferred mineral resource estimate.

Ownership Structure of AOM Area-1 Project

AOM Area-1 LLC is a Delaware limited liability company formed on September 1, 2025. AOM Area-1 LLC is a wholly owned subsidiary of AOM.

AOM Area-2 Project

The information that follows relating to the AOM Area-2 Project is derived, for the most part, from, and in some instances is an extract from, the AOM Area-2 Technical Report Summary prepared in compliance with the SEC Mining Rules. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the AOM Area-2 Technical Report Summary, which has been filed as Exhibit 96.4 to the registration statement of which this proxy statement/prospectus forms a part. The AOM Area-2 Technical Report Summary is incorporated herein by reference and made a part hereof.

Location of the AOM Area-2 Project

The AOM Area-2 Project comprises two non-contiguous exploration subareas, designated “Dorado North” and “Dorado South,” situated in the South Pacific Ocean beyond the limits of national jurisdiction, with a combined areal extent of approximately 146,000 square kilometers. The Project area lies entirely on the international seabed and is therefore subject to the regulatory framework established under DSHMRA, administered by the NOAA. The

Technical Report Summary further confirms that the Project does not fall within any EEZ or other area of national jurisdiction, and that any exploration or future activities contemplated therein would be undertaken pursuant to applicable U.S. law and regulatory oversight.

168°W
165°W
162°W
159°W
156°W
153°W
6°S
9°S
12°S
15°S
18°S
21°S
24°S
27°S
Phoenix Group
Line Group
Tokelau
Penrhyn
Rakahanga
Manihiki
Pukapuka
Tema Reef
Nassau
Cook Islands
Suwarrow
American Samoa
Area 2 North
French Polynesia
Palmerston
Aitutaki
Manuae
Takutea
Mitiaro
Atiu
Mauke
Niue
Rarotonga
Mangaia
Area 2 South
Kilometers
0
125
250
500
WGS84, Scale accurate at mid-latitude
Area 2
EEZ Boundary
GEBCO25 Bathymetry, m
< 2,500
2,500 - 3,000
3,000 - 3,500
3,500 - 4,000
4,000 - 4,500
4,500 - 5,000
5,000-5,500
5,500 - 6,000
> 6,000

Access to the AOM Area-2 Project is exclusively maritime in nature. Consistent with the Technical Report Summary, logistical access is anticipated to be conducted via ocean-going vessels operating from established regional ports, including but not limited to those in American Samoa, New Zealand, and Australia. Given the offshore and abyssal location of the Project area, all personnel, equipment, and operational materials will be transported to and from the site by sea, utilizing specialized research and support vessels equipped for deep-ocean exploration activities. No land-based infrastructure exists within the Project area, and all operations are therefore dependent on self-contained offshore systems and vessel-based logistics.

The geographic configuration of the Project is defined by a series of geodetically referenced boundary coordinates for each subarea, as set forth in the Technical Report Summary and the underlying exploration application. These coordinates delineate the respective limits of Dorado North and Dorado South and have been established in accordance with the World Geodetic System (WGS-84). The delineation of these subareas reflects a deliberate and systematic selection process intended to maximize the geological and resource potential of the underlying polymetallic nodule deposits while simultaneously avoiding overlap with areas subject to existing or potential jurisdictional claims, international designations, or other competing uses of the seabed. In particular, the boundaries have been drawn to ensure full compliance with international maritime norms and to prevent any encroachment into adjacent EEZs or reserved areas.

As presently defined, Dorado North encompasses approximately 56,500 square kilometers, while Dorado South comprises approximately 89,600 square kilometers. Notwithstanding the inclusion of both subareas within the overall Project definition, it is recognized that the current priority of right and regulatory focus under the DSHMRA application process pertains to Dorado South, which constitutes a coherent and independently viable logical mining unit. The retention of Dorado North within the Project description reflects its potential future relevance, subject to the resolution of competing priority claims and any subsequent regulatory determinations.

Dorado North Vertices
Vertex	Longitude (W)	Latitude (S)
1	-158.3070	-12.8081
2	-156.5437	-12.8845
3	-156.8388	-13.0966
4	-157.2016	-13.4320
5	-157.3843	-13.6390
6	-157.5772	-13.8985
7	-157.8209	-14.3208
8	-157.9215	-14.7059
9	-158.1019	-15.1395
10	-158.1927	-15.4528
11	-158.4217	-15.5515
12	-158.7879	-15.4413
13	-159.1050	-15.3647
14	-159-5681	-15.3108
15	-160.0767	-15.3177
16	-160.0224	-15.2055
17	-159.8555	-14.9173
18	-159.7141	-14.6175
19	-159.5697	-14.1903
20	-159.4762	-13.6841
21	-159.3489	-13.5923
22	-158.9176	13.3373
23	-158.5880	-13.0786

Dorado South Vertices
Vertex	Longitude (W)	Latitude (S)
1	-163.0925	-23.4546
2	-161.7500	-24.5000
3	-160.0000	-25.1000
4	-160.0000	-27.5167
5	-161.6967	-27.5098
6	-161.6961	-25.2042
7	-164.0980	-25.2109
8	-164.1000	-23.4500

Mineral Rights

The mineral rights associated with the AOM Area-2 Project arise exclusively under the statutory and regulatory framework of the DSHMRA and its implementing regulations. The Project area is located on the seabed beyond the limits of national jurisdiction, and accordingly, no sovereign mineral rights attach to the area absent authorization granted pursuant to U.S. law. The rights sought by AOM Area-2 LLC are therefore contingent, exclusive rights to conduct exploration activities, and, subject to future regulatory approval, to apply for commercial recovery, as may be conferred through the issuance of an exploration license and any subsequent permit by the NOAA.

AOM Area-2 LLC initiated the licensing process through the submission of its exploration license application on November 26, 2025. Following NOAA’s preliminary review, the applicant received a determination of substantial compliance on December 29, 2025, confirming that the submission satisfied the threshold regulatory requirements necessary to proceed with further technical and environmental evaluation. In connection with that determination, NOAA notified AOM Area-2 LLC that, with respect to the northern portion of the proposed area, designated Dorado North, an earlier-filed application by a separate party had established priority of right under the applicable provisions of 15 C.F.R. Part 970. Notwithstanding this determination, AOM Area-2 LLC elected to continue the application process, preserving its position with respect to Dorado North should the prior applicant fail to satisfy the certification requirements or otherwise forfeit its priority status.

Subsequently, on February 23, 2026, NOAA issued a determination of full compliance with respect to the AOM Area-2 application, confirming that the administrative record is complete and satisfies all applicable regulatory requirements for advancement within the DSHMRA licensing framework. At that time, NOAA reaffirmed that AOM Area-2 LLC does not hold priority of right for Dorado North due to the existence of a prior applicant. However, NOAA further confirmed that AOM Area-2 LLC retains priority of right for the southern portion of the proposed exploration area, designated Dorado South, which constitutes an independent and viable logical mining unit. Accordingly, as of the date of full compliance, AOM Area-2 LLC holds priority of right for Dorado South, while remaining in a contingent position with respect to Dorado North, such that priority may accrue in the event that the prior applicant does not achieve certification or otherwise relinquishes its claim.

Pursuant to the procedures set forth under 15 C.F.R. Part 970, the application will now proceed to the certification and licensing phase. During this phase, the Administrator of NOAA must determine whether the applicant satisfies all statutory eligibility criteria and whether the proposed exploration plan demonstrates the requisite technical capability, financial responsibility, and environmental safeguards. As part of this process, NOAA is required to conduct a comprehensive environmental review in accordance with the National Environmental Policy Act (NEPA), including the preparation of an Environmental Impact Statement (EIS) evaluating the potential environmental impacts of the proposed exploration activities. This review will involve interagency coordination, public notice, and opportunities for comment, and may result in the imposition of conditions or mitigation measures deemed necessary to ensure compliance with environmental and safety requirements.

Upon completion of the certification process and the environmental review, NOAA may issue an exploration license to AOM Area-2 LLC for the Dorado South area. Such license, if granted, will confer upon the licensee the exclusive right, for a defined term, to explore for polymetallic nodules and associated minerals within the licensed area, subject to the terms and conditions of the license and ongoing regulatory oversight. The scope of authorized exploration activities under DSHMRA expressly includes the ability to conduct non-commercial integrated system testing, commonly referred to as trial mining, provided that such activities are carried out in accordance with the approved exploration plan, applicable environmental protections, and any additional conditions imposed by NOAA. These activities are intended to validate engineering systems, assess environmental interactions, and generate the empirical data necessary to support any future application for a commercial recovery permit.

Importantly, AOM Area-2 was never part of an ISA reserved, issued or area of particular environmental importance therefore does not conflict with any prior ISA claim.

Royalties and Taxes

According to the AOM Area-2 Technical Report Summary, under DSHMRA, royalties and taxes payable on any future commercial recovery of polymetallic nodules by U.S. entities in areas beyond national jurisdiction are governed by domestic U.S. law rather than international frameworks such as the International Seabed Authority, to which the United States is not a party. The report states that DSHMRA does not prescribe specific royalty rates, but authorizes NOAA to issue exploration licenses and commercial recovery permits with terms and conditions that may include financial obligations determined on a case-by-case basis during the permitting process. The AOM Area-2 Technical Report Summary also states that NOAA’s regulatory framework includes provisions for public comment and environmental review but does not currently mandate a fixed royalty or taxation regime akin to ISA’s proposed ad valorem models.

AOM Area-2 is subject to a private royalty of 2% held by Atlas Royalty Corp., as described in the section entitled “Information about AOM—Corporate History and Organizational Structure—Royalty and Revenue Participation Agreements.”

See Schedule A for further specific information of the AOM Area-2 Project application.

History of previous exploration Activities in the AOM Area-2 Project Area

The historical exploration of polymetallic nodules within the broader Cook Islands and South Pacific region, including the areas encompassed by the AOM Area-2 Project, extends back several decades and is principally derived from government-led scientific programs conducted prior to the establishment of modern regulatory regimes. As reflected in the AOM Area-2 Regulation S-K Item 1300 Technical Report Summary, the earliest systematic investigations were initiated in the mid-1970s by the New Zealand Oceanographic Institute, which compiled regional datasets and conducted reconnaissance surveys aimed at identifying the distribution, composition, and economic potential of manganese nodules across the South Pacific basin.

These early efforts were followed by coordinated regional programs undertaken between 1976 and 1981 under the auspices of the Committee for Coordination of Joint Prospecting for Mineral Resources in South Pacific Offshore Areas (CCOP/SOPAC). These campaigns represented the first structured attempt to delineate areas of prospective mineralization within the Cook Islands region and adjacent abyssal plains. The data generated during this period, including sampling results and preliminary geochemical analyses, formed the basis for identifying zones of interest that were subsequently targeted for more detailed investigation.

The most comprehensive and methodologically consistent dataset relevant to the AOM Area-2 Project area derives from the exploration campaigns conducted by the Japan International Cooperation Agency (JICA), in cooperation with the Metal Mining Agency of Japan (MMAJ), between 1986 and 2000. JICA carried out three major expeditions to the region utilizing the research vessel Hakurei Maru No. 2 in 1986, 1990, and 2000. These campaigns employed a systematic and repeatable sampling methodology designed to support large-scale resource assessment. Sampling was conducted using a combination of free-fall grab samplers, box corers, long corers, and armed dredges, each selected to capture different aspects of the nodule field and underlying sedimentary environment.

Survey stations were established along a regular grid, with primary datum lines spaced at approximately one degree in both latitude and longitude, corresponding to intervals of approximately 111 kilometers. Within this framework, infill sampling sites were positioned on a grid spacing of approximately 39.3 kilometers, and at each station, three individual samples were collected in an inverted triangular configuration, with sampling points separated by approximately 2.6 kilometers. This approach was intended to capture local variability while maintaining regional consistency across the dataset. Sampling operations were conducted sequentially in a clockwise pattern, and positional accuracy improved over time with advancements in satellite navigation systems. Nonetheless, as acknowledged in the Technical Report Summary, the effective spatial accuracy of individual sample locations is estimated to be on the order of 100 to 500 meters, reflecting both vessel positioning uncertainty and potential drift of sampling equipment during deployment.

The data generated by these historical campaigns constitute the principal empirical foundation for the current understanding of polymetallic nodule occurrence within the AOM Area-2 Project area. The mineral resource estimations presented in the Technical Report Summary are derived primarily from these legacy datasets, particularly those produced by JICA, and are supplemented by modern geospatial analysis techniques, including bathymetric interpretation and geostatistical modeling. However, it is important to emphasize that these historical data were collected under varying methodological and quality assurance frameworks, and in many cases lack comprehensive documentation of quality assurance and quality control (QA/QC) procedures, original sampling records, and certified analytical reports. As a result, while the datasets are considered adequate for the definition of Inferred Mineral Resources, they are subject to a higher degree of uncertainty and are not sufficient to support higher-confidence resource classifications without additional modern exploration and validation.

Consistent with this limitation, the AOM Area-2 Project is not presently based on an International Seabed Authority (ISA) contractor-style exploration dataset, nor is it derived from a contemporaneous, operator-led exploration program. Rather, it represents a reinterpretation and synthesis of historical scientific data within the framework of United States regulatory requirements under DSHMRA and international reporting standards under Regulation S-K Item 1300. As explicitly stated in the Technical Report Summary, exploration activities have not yet been initiated by AOM Area-2 LLC itself, and the Project remains at an early-stage assessment phase pending the issuance of an exploration license by NOAA.

Accordingly, while the historical exploration record provides a robust regional understanding of polymetallic nodule distribution and establishes the geological plausibility of significant mineralization within the Project area, it also underscores the necessity of a modern, systematic exploration program. The proposed activities under the AOM Area-2 exploration license are specifically designed to address these data gaps, to implement contemporary QA/QC standards, and to advance the resource classification from Inferred to higher confidence categories through direct sampling, high-resolution mapping, and integrated environmental baseline studies.

Geology

The AOM Area-2 Project comprises a polymetallic nodule deposit situated on the abyssal seafloor of the South Pacific Ocean, in proximity to, but entirely outside of, the Exclusive Economic Zone of the Cook Islands. The geological characterization of the Project area, as set forth in the AOM Area-2 Regulation S-K Item 1300 Technical Report Summary, reflects a well-established understanding of nodule-forming environments in deep-ocean settings and is grounded in both historical exploration data and regional geological synthesis. The occurrence, distribution, and composition of polymetallic nodules within the Project area are controlled by a combination of physiographic and oceanographic factors, including water depth, latitude, sedimentation rates, and the nature of the underlying seafloor substrate.

The Project area is located within the broader Penrhyn Basin region of the South Pacific, which is underlain by some of the oldest oceanic crust in the global ocean system, with ages estimated to range between approximately 90 and 124 million years. This ancient and tectonically stable crust provides a favorable setting for the long-term accumulation of polymetallic nodules. The seafloor is predominantly characterized by extensive abyssal plains composed of fine-grained pelagic sediments, principally red and brown clays enriched in zeolites and biogenic components. These sediments are typically unconsolidated and relatively thin, generally not exceeding several tens of meters in thickness, and provide the depositional environment within which nodules form and persist at or near the sediment-water interface.

Within this regional framework, the Technical Report Summary identifies several distinct geological domains, including volcanic outcrops, volcanic highs, sediment drifts, and areas of elevated seafloor slope. In particular, areas exhibiting slopes greater than approximately 10 degrees are considered unsuitable for nodule accumulation and potential future recovery operations, and have accordingly been excluded from resource estimation and evaluation. The remaining areas, characterized by low-relief topography and gentle gradients, represent the primary zones of interest for polymetallic nodule occurrence and form the basis for the Project’s geological model.

Oceanographic processes play a critical role in both the formation and distribution of nodules within the Project area. The region is influenced by major current systems, including the westward-flowing Southern Equatorial Current, which is associated with equatorial upwelling and enhanced biological productivity, and the Antarctic Bottom Water, which supplies cold, oxygen-rich deep water to the seafloor. These currents contribute to the chemical and redox conditions necessary for nodule formation, as well as to the transport and deposition of particulate matter. Variations in productivity, sedimentation rates, and bottom-water oxygenation are reflected in the geochemical characteristics of the nodules, including the relative contributions of hydrogenetic and diagenetic growth processes.

Mineralization within the AOM Area-2 Project occurs at the sediment-water interface in the form of polymetallic nodules that are enriched in economically significant metals, including manganese, cobalt, nickel, and copper. These nodules represent a classic example of a two-dimensional seabed deposit, in which the mineralized material is distributed laterally across the seafloor over extensive areas, rather than forming vertically continuous ore bodies. Nodules may occur either directly on the sediment surface or partially buried within the uppermost sediment layer, typically to depths of up to several tens of centimeters. Their spatial distribution is generally continuous over tens of kilometers, although local variability may arise due to small-scale geomorphological features such as knolls, depressions, or sedimentary disturbances that inhibit nodule formation.

The nodules themselves are typically dark brown to black in color and exhibit a wide range of morphologies, from small, irregularly shaped fragments to larger, more spheroidal or discoidal forms. Individual nodules may reach sizes of up to approximately 20 centimeters along their longest axis. Internally, they are characterized by concentric layering around a nucleus, which may consist of a foreign object such as a rock fragment, shell, or biogenic debris. Their composition reflects the progressive accretion of metal oxides and hydroxides from both seawater and pore fluids within the sediment, resulting in the enrichment of transition metals and trace elements.

The geological understanding of the AOM Area-2 Project is derived primarily from historical sampling programs, particularly those conducted by Japanese research institutions, which employed free-fall grab samplers and box corers to recover nodules and associated sediments. These data provide the empirical basis for interpreting nodule abundance and composition within the Project area. Nodule abundance has historically been reported on a wet-weight basis, with an assumed moisture content of approximately 30 percent, consistent with established industry and ISA practices. While these datasets provide a credible foundation for regional geological interpretation, they are inherently limited by sampling density, methodological variability, and incomplete documentation of quality assurance protocols, and therefore support resource classification only at an inferred level of confidence pending further exploration.

Mineral Resource Estimate

The mineral resource characterization for the AOM Area-2 Project, as presented in the AOM Area-2 Regulation S-K Item 1300 Technical Report Summary, is preliminary in nature and is based predominantly on historical exploration data derived from legacy scientific programs conducted in the South Pacific. The assessment reflects an early-stage evaluation of the polymetallic nodule resource and, in accordance with the classification criteria set forth under Regulation S-K Item 1300, supports the definition of mineral resources solely at the Inferred category. This classification denotes the lowest level of geological confidence, based on limited sampling density and incomplete quality assurance and quality control documentation, and precludes the application of modifying factors necessary to assess economic viability or to convert such resources into mineral reserves.

The resource estimate is constrained by both geological and data-related limitations inherent in the available datasets. In particular, the Technical Report Summary confirms that no reliable or sufficiently dense nodule abundance data are currently available for the southern portion of the Project area, designated Dorado South. As a consequence, it is not presently possible to quantify the extent, tonnage, or grade distribution of polymetallic nodules within this subarea. Accordingly, no formal mineral resource estimate has been established for Dorado South, notwithstanding its geological prospectivity and proximity to known nodule-bearing regions.

In contrast, the northern portion of the Project area, designated Dorado North, benefits from a limited but usable dataset derived primarily from historical sampling campaigns. Applying standard geological and operational constraints, including the exclusion of areas with seafloor slopes exceeding 10 degrees and the use of a cut-off threshold of 6 kilograms of nodules per square meter, the Technical Report Summary reports an inferred mineral resource estimate for Dorado North. This estimate comprises approximately 586 million metric tonnes of wet polymetallic nodules distributed over a mineralized area of approximately 40,235 square kilometers. The reported average grades, expressed on a dry-weight basis, are approximately 15.9 percent manganese,

0.417 percent cobalt, 0.36 percent nickel, and 0.21 percent copper. These figures are derived from geostatistical interpolation of historical sampling data and are subject to the assumptions and limitations associated with those methodologies, including the application of a standard moisture content factor of approximately 30 percent to convert wet tonnage to dry-weight metal content.

Notwithstanding the presence of these inferred resources, the AOM Area-2 Project is not at a stage of development where mineral reserves can be defined. The Technical Report Summary explicitly states that the available data are insufficient to support higher-confidence resource classifications, such as Indicated or Measured Resources, and that no modifying factors—including mining, metallurgical, economic, environmental, or legal considerations—have been applied in a manner that would permit the estimation of mineral reserves. Furthermore, the Project has not advanced to a stage where capital expenditures, operating costs, or economic analyses can be reliably determined. Any such assessments would require substantially more detailed exploration data, including higher-density sampling, validated analytical results, geotechnical and metallurgical testing, and comprehensive environmental baseline studies.

Data Verification

The data supporting the AOM Area-2 Project inferred mineral resource estimate consist of historical exploration data, primarily from JICA sampling programs. According to the AOM Area-2 Technical Report Summary, during the 1986 and 1990 cruises, samples were assayed by X-ray fluorescence onboard the vessel for copper, cobalt, iron, manganese, and nickel, while samples collected during the 2000 cruise were analyzed at ALS Chemex, Canada, by inductively coupled plasma emission spectroscopy for copper, cobalt, iron, manganese, nickel, titanium, silicon, aluminum, calcium, sodium, potassium, and phosphorus. The AOM Area-2 Technical Report Summary also states that JICA expeditions were equipped with deep-sea cameras that collected photographs of the mineralized seabed before sampling.

The AOM Area-2 Technical Report Summary states that documentation of sample preparation and security was not available for review. The report nevertheless states that, based on the quality reputation of the laboratories and the organizations conducting the sampling, the procedures are believed to have been reasonable and the resulting data suitable for use in mineral estimation, albeit at a lower confidence level than if such documentation were available. The report further states that most of the data were obtained from analysis of freefall grab recoveries, with some box core recoveries also included, and that abundance was estimated by dividing the weight of recovered nodules by the surface area covered by the open jaws of the sampler. The AOM Area-2 Technical Report Summary states that no adjustments were made to the samples or to the mineral resource estimation and concludes that, because the historical programs were carried out by highly professional private and government scientists, the data used in the resource estimate are deemed adequate for an inferred mineral resource estimate.

For additional information regarding data verification applicable to the AOM Area-2 Project, see Sections 8 and 9 of the AOM Area-2 Technical Report Summary.

Ownership Structure of AOM Area-2 Project

AOM Area-2 LLC is a Delaware Limited Liability Company duly formed and registered on October 23, 2025. AOM Area-1 LLC is a wholly-owned subsidiary of AOM.

Material Contracts

AOM has entered into a number of material agreements in connection with its activities, including fundraising transactions, merger-related arrangements, strategic investment and acquisition transactions, and agreements designed to support the development, financing and monetization of its mineral interests. The principal material agreements to which AOM is a party are summarized below.

Bridge Subscription Agreements

On February 6, 2026, February 11, 2026, and February 13, 2026, AOM entered into the Bridge Subscription Agreements with the AOM Bridge Investors for the purpose of raising aggregate gross proceeds of approximately $75.6 million through the issuance of the AOM Bridge Debentures to fund AOM’s activities and support the transactions contemplated by this proxy statement/prospectus. Please refer to the section entitled “—Corporate History and Organizational Structure—AOM Bridge Financing.”

AOM PIPE Subscription Agreement

On April 8, 2026, AOM and Odyssey entered into the AOM PIPE Subscription Agreement with the AOM PIPE Investors for the purpose of providing approximately $156.0 million of financing immediately prior to the Effective Time through the issuance of shares of AOM Common Stock and related warrants. Please refer to the section entitled “—Corporate History and Organizational Structure—AOM PIPE Investment.”

Merger Agreement

On April 8, 2026, AOM entered into the Merger Agreement with Odyssey and Oceanus Merger Sub, Inc. for the purpose of effecting the Merger and the other transactions contemplated thereby, pursuant to which AOM will become a wholly owned subsidiary of Odyssey at the Effective Time. Please refer to the section entitled “The Merger Agreement.”

CIC Limited Note Purchase Agreement and CIC LLC Note Purchase Agreement

On April 8, 2026, AOM entered into the CIC Limited Note Purchase Agreement with CIC Limited for the purpose of providing financing of up to $20.0 million to CIC Limited and the CIC LLC Note Purchase Agreement for the purpose of providing financing to CIC LLC in connection with AOM’s strategic investment in CIC and the related transactions contemplated by the Merger. Please refer to the section entitled “—Corporate History and Organizational Structure—CIC Agreements.”

CIC Shared Services Agreement

On November 17, 2025, AOM entered into the Shared Services Agreement with CIC LLC, pursuant to which CIC LLC agreed to make available to AOM certain consultants that had previously entered into consulting agreements with CIC LLC to perform certain services for CIC LLC. The scope of the services to be provided by these consultants is to be agreed upon by AOM and CIC LLC on a case-by-case basis.

OML Unit Purchase Agreement and OML Equity Exchange Commitment Letter

On March 20, 2026, AOM entered into the OML Unit Purchase Agreement with OML for the purpose of making an equity investment in OML, acquiring OML Units and obtaining rights to increase AOM’s ownership interest in OML over time, subject to the terms and conditions of that agreement.

On March 20, 2026, AOM also entered into the OML Equity Exchange Commitment Letter with certain existing OML Members for the purpose of facilitating the entry into the OML Equity Exchange Agreement, pursuant to which electing OML Members will have an opportunity to exchange a portion of their OML Units for Odyssey Common Stock following the Effective Time. Please refer to the section entitled “—Corporate History and Organizational Structure—OML Agreements.”

OML Debt Assignment Agreement

On March 20, 2026, AOM entered into the Debt Assignment Agreement TMH, as vendor, and KML and OML, as loan parties, whereby AOM agreed to purchase all of TMH’s right, title and interest in and to the OML

Credit Agreement, and corresponding loan and security documents, for the aggregate purchase price of $15.5 million. Immediately upon purchase, which occurred March 23, 2026, AOM exercised lender conversion rights under the OML Credit Agreement converting the then outstanding obligations (equivalent to $9,818,195 representing all then outstanding principal and interest) into 1,963,639 common OML Units, at a conversion price of $5.00 per OML Unit.

Revenue Participation and Royalty Agreements and Assignment and Assumption Agreement

On March 2, 2026, AOM entered into the Royalty Agreements with AOM Area 1, AOM Area 2, and AOM Area 3 for the purpose of establishing royalty interests in favor of AOM over gross proceeds derived from minerals recovered from the applicable seabed areas associated with those subsidiaries. Additionally, AOM entered into the Royalty Assignment and Assumption Agreement with Atlas for the purpose of assigning AOM’s interests in the Royalty Agreements, the CIC RPA and the OML RPA to Atlas in exchange for the Royalty Note. Please refer to the section entitled “—Corporate History and Organizational Structure—Royalty and Revenue Participation Agreements.”

AOM also has also entered into a number of strategic commercial, financing and advisory arrangements intended to support vessel conversion, subsea engineering, processing, workforce development and capital formation, as further described in the section entitled “—Our Business.”

MHCI Purchase Agreements

On April 7, 2026, AOM entered into the MHCI Purchase Agreements with each of MHCI, MHCI II, and Provident, pursuant to which AOM agreed to purchase from the Selling Parties convertible debt in the aggregate amount of $19,398,956 owing by CIC Limited and 4,319,489 warrants to purchase Class A voting shares in the capital stock of CIC Limited, for the aggregate purchase price of $22,131,559, such aggregate purchase price being credited to each of the Selling Parties in their capacity as AOM Pipe Investors under the AOM Pipe Subscription Agreement. Please refer to the section entitled “—Corporate History and Organizational Structure—CIC Agreements.”

Material Customers and Suppliers

AOM has no commercial customers at this time. AOM’s long-term commercialization strategy contemplates future processing, offtake and strategic stockpiling relationships.

On the supply side, AOM expects to depend on a relatively concentrated set of counterparties for vessel construction and conversion, subsea engineering, lift-system development, logistics, processing and related technical services. These parties potentially include Bollinger Shipyards, Phoenix International, Thompson Engineering, and Transccean and Global Sea Mineral Resources NV (GSR).

Litigation

AOM is not a party to any pending litigation. On March 24, 2026, AOM sent a demand letter to Deep Sea Minerals Corp. in connection with its use of the name “American Ocean Minerals Corp.” in a March 23, 2026, press release and related industry listing.

AOM’S EXECUTIVE COMPENSATION

Directors and Executive Officers

Please refer to the section entitled “Information about AOM—Directors and Executive Officers.”

Compensation of AOM’s Sole Executive Officer

AOM’s only executive officer during the fiscal year ended December 31, 2025, was Mark B. Justh, who served as Chief Executive Officer. On October 2, 2025, AOM entered into a consulting agreement with Mr. Justh pursuant to which he agreed to serve as Chief Executive Officer and a director of AOM and to perform the responsibilities customary for those roles in exchange for a monthly consulting fee of $60,000. No salary was paid to Mr. Justh during 2025.

Outstanding Equity Awards, Retirement and Other Post-Employment Benefits, and Potential Payments upon Termination or Change in Control

As of the date of this proxy statement/prospectus, AOM had no outstanding equity awards and no retirement, pension, supplemental retirement, defined contribution or other post-employment benefit arrangements for any named executive officer. AOM also had no material arrangements providing for severance or other payments or benefits upon resignation, retirement, termination of employment or service, death, disability or a change in control.

Employment, Consulting and Other Compensation Arrangements

Please refer to the section entitled “—Compensation of AOM’s Sole Executive Officer.”

Director Compensation

Commencing in August 2025, Philip Plough has been receiving cash payments of $4,500 per month as compensation for his position as a director of AOM. No other directors of AOM have received any compensation for their services as directors.

AOM MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with AOM’s consolidated financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to AOM’s plans and strategy for its business, includes forward-looking statements that reflect plans, estimates and beliefs and involve numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” and other sections of this proxy statement/prospectus, including “Cautionary Note Regarding Forward-Looking Statements.” Therefore, actual results may differ materially from those contained in any forward-looking statements.

Business Environment Overview and Trends

AOM was formed as a limited liability company on May 9, 2025, under the laws of the State of Delaware, and converted to a C-corporation on September 18, 2025. AOM and its wholly owned subsidiaries (AOM Area-1, LLC, AOM Area-2, LLC, and AOM Area-3, LLC, collectively, the “Company”) are engaged in potential future exploration and development activities related to polymetallic nodule resources. AOM has had no revenue-generating operations from May 9, 2025 through December 31, 2025.

AOM’s business activities during the period from May 9, 2025 to December 31, 2025, were focused on corporate formation, initial capitalization, engagement of professional advisors and consultants, and the preparation and submission of exploration license applications to NOAA under the DSHMRA. AOM received notice of full compliance from NOAA on March 16, 2026, retaining its priority of right for issuance of a license.

Industry Trends

The deep-sea mineral exploration industry is in an early stage of commercial development. Polymetallic nodules, which contain critical minerals such as nickel, manganese, cobalt, and copper, are found on the ocean floor in both international waters (governed by the ISA) and within exclusive economic zones of certain nations, including the Cook Islands. Growing global demand for critical minerals driven by the energy transition, electric vehicle production, and battery storage technologies has increased interest in seabed mineral resources as a potential supplement to land-based mining.

Key Developments During the Period

Key business activities during the period from May 9, 2025 to December 31, 2025 included:

•	Formation of AOM as a Delaware LLC on May 9, 2025, and conversion to a C-corporation on September 18, 2025, with an initial capital contribution of $200;

•	Establishment of three wholly owned subsidiaries (AOM Area-1, AOM Area-2, AOM Area-3) to pursue separate exploration license areas;

•	Incurrence of $620,791 in costs related to exploration license applications submitted to NOAA, capitalized as intangible assets;

•	Execution of an office lease in Toronto commencing September 2025, resulting in recognition of a right-of-use asset and lease liability;

•

Engagement of professional advisors and consultants resulting in total operating expenses of $1,453,932 for the period, including professional and consulting services of $747,462, legal fees of $356,894, and general and administrative expenses of $349,576; and

•	Securing short-term stockholder loans totaling $403,221 to fund development-stage operations.

Results of Operations

Overview of Results

The following table summarizes AOM’s results of operations for the period from May 9, 2025, to December 31, 2025. As AOM was formed during 2025, there are no prior-period comparative amounts. Amounts are presented in whole dollars.

(in whole dollars)	Amount	% of Total Operating Expenses
Revenues
Total revenues	$—	—
Operating expenses:
General & administrative	$349,576	24.0%
Professional & consulting services	747,462	51.4%
Legal fees	356,894	24.5%
Total operating expenses	1,453,932	100.0%
Loss from operations	(1,453,932)
Other expense:
Interest expense	(4,201)
Total other expense	(4,201)
Net loss	$(1,458,133)
Income tax expense	$—
Effective tax rate	0.0%

Revenues

AOM had no revenue-generating operations during the period from May 9, 2025, to December 31, 2025. AOM is a development-stage entity focused on potential future exploration and development activities related to polymetallic nodule resources. AOM does not expect to generate revenues until such time as it obtains exploration licenses and progresses toward commercial extraction activities, the timing and outcome of which are uncertain.

General and Administrative Expenses

General and administrative expenses totaled $349,576 for the period from May 9, 2025, to December 31, 2025. The principal components included:

•	Conferences and travel expenses of $200,247, primarily related to industry conferences, including the Underwater Minerals Conference, and associated travel for senior management;

•

Startup and organizational costs of $93,981, representing legal and administrative costs related to the formation and organization of AOM and its subsidiaries, including state filing fees and registered agent services;

•	Rent expense of $40,300, representing AOM’s share of office lease costs during the period, inclusive of amounts accrued under the Toronto office lease; and

•	Other general and administrative expenses of $15,048, including bank service charges, office supplies, software subscriptions, telephone, and internet services.

Professional and Consulting Services

Professional and consulting services totaled $747,462 for the period, representing AOM’s largest category of operating expense at 51.4% of total operating expenses. These costs were incurred in connection with AOM’s development-stage activities and consisted primarily of advisory and consulting fees, CEO compensation and external audit fees.

Legal Fees

Legal fees totaled $356,894 for the period, primarily consisting of fees paid for corporate formation, investment transaction structuring, and regulatory compliance services. Legal fees also include other legal costs related to the NOAA exploration license application process and corporate organizational matters. As a percentage of total operating expenses, legal fees represented 24.5%.

Financial Condition

The following table summarizes AOM’s consolidated balance sheet as of December 31, 2025:

As of December 31, 2025
Assets
Cash	$2,855
Total current assets	2,855
Right-of-use asset	287,573
Intangible assets	620,791
Total non-current assets	908,364
Total assets	$911,219
Liabilities and Stockholders’ Equity (Deficit)
Accounts payable	$581,445
Accrued expenses	1,096,913
Lease liability, current portion	97,561
Short-term loans from stockholders	403,221
Total current liabilities	2,179,140
Lease liability, non-current	190,012
Total liabilities	2,369,152
Common stock, no par value	200
Accumulated deficit	(1,458,133)
Total stockholders’ equity (deficit)	(1,457,933)
Total liabilities and stockholders’ deficit	$911,219

AOM’s total assets of $911,219 as of December 31, 2025, consisted principally of intangible assets (68.1% of total assets), representing capitalized costs directly attributable to the application for exploration licenses submitted to NOAA under the DSHMRA, and a right-of-use asset (31.6% of total assets), representing the operating lease for AOM’s Toronto office space. Cash represented 0.3% of total assets.

AOM had a stockholders’ deficit of $(1,457,933) as of December 31, 2025, reflecting a cumulative net loss of $(1,458,133) since May 9, 2025, offset by a capital contribution of $200. Total liabilities of $2,369,152 significantly exceeded total assets of $911,219, resulting in negative working capital of $(2,176,285). AOM’s current liabilities of $2,179,140 consisted primarily of accrued expenses of $1,096,913, accounts payable of $581,445, short-term stockholder loans of $403,221, and the current portion of the lease liability of $97,561.

Accrued expenses of $1,096,913 consisted of compensation ($221,211), advisory fees ($536,906), legal ($240,796), and professional fees ($98,000). See Note 2 to AOM’s audited consolidated financial statements for additional details.

Accounts payable of $581,445 were primarily owed to (a) advisory firms; and (b) office lease.

Intangible assets of $620,791 represent capitalized costs and fees directly attributable to the application for exploration licenses under the DSHMRA. AOM received notice of full compliance from NOAA on March 16, 2026. These costs are not yet being amortized. Amortization of these costs will commence when the licenses are approved and their terms commence, over the shorter of useful life or the term of the license. Management evaluates the carrying value for impairment whenever events or circumstances indicate the carrying amount may not be recoverable. No impairment indicators were identified as of December 31, 2025.

Liquidity and Capital Resources

AOM finances its business activities principally through stockholder loans and equity contributions. AOM has generated negative cash flows from operations since May 9, 2025. Subsequent to period end, AOM raised $75,612,000 in gross proceeds from issuance of the AOM Bridge Debentures, significantly strengthening its liquidity position.

Liquidity

As of December 31, 2025, AOM had cash of $2,855 and negative working capital of approximately $(2.2) million. AOM’s ability to fund its operations has been dependent on stockholder loans and is expected to be significantly enhanced by the $75,612,000 in convertible debenture gross proceeds raised subsequent to period end as well as the closing of the AOM PIPE Financing (see “—Subsequent Events” below).

AOM does not currently have any external credit facilities or borrowing arrangements beyond the stockholder loans described above. AOM’s future capital requirements will depend on many factors, including the timing and cost of exploration license approvals, capital investments in exploration activities, the outcome of the going-public transaction, and AOM’s ability to generate revenue from mineral extraction operations.

As a development stage company AOM expects to have negative cash flows until production commences. Nevertheless, existing capital secured provides greater than two years of cash to advance operations and any additional cash required would come from additional capital formation activities including equity, debt, offtake, royalty or other forms of financing.

Cash Flow Summary

	For the period from May 9, 2025 to December 31, 2025
Cash flows from operating activities:
Net loss	$(1,458,133)
Changes in operating assets and liabilities:
Increase in accounts payable	315,654
Increase in accrued expenses	1,096,913
Net cash used in operating activities	(45,566	)(1)
Cash flows from investing activities:
Intangible asset (exploration license costs)	(355,000)
Net cash used in investing activities	(355,000)
Cash flows from financing activities:
Proceeds from issuance of common stock	200
Proceeds from stockholder loans	403,221
Net cash provided by financing activities	403,421
Net increase in cash	$2,855
Cash, beginning of period	$0
Cash, end of period	$2,855
Supplemental non-cash disclosures:
Right-of-use asset obtained in exchange for lease liability	$317,657
Intangible asset (non-cash portion)	$265,791

(1)

AOM used $45,566 of cash in operating activities for the period from May 9, 2025, through December 31, 2025. The negative operating cash flow reflects AOM’s development-stage status, the absence of revenue-generating operations and cash expenditures for professional and consulting fees, legal fees, rent, travel, start-up and organizational costs and other general corporate expenses incurred to establish operations and advance its exploration license applications. This use of cash was partially offset by increases in accounts payable and accrued expenses, reflecting that a significant portion of such costs had been incurred but not yet paid as of December 31, 2025. To fund operations and satisfy its cash requirements, AOM historically relied on stockholder loans and equity contributions and, subsequent to period end, raised approximately $75.6 million in gross proceeds from the issuance of the AOM Bridge Debentures. AOM expects to use existing cash resources, together with any additional financing it may obtain through equity, debt, royalty, offtake or other financing arrangements, to fund its operations and maintain business activities.

Operating Activities

Net cash used in operating activities was $(45,566) for the period from May 9, 2025 to December 31, 2025. AOM’s net loss of $(1,458,133) was substantially offset by increases in accounts payable of $315,654 and accrued expenses of $1,096,913, reflecting the fact that the majority of AOM’s operating expenditures were incurred but not yet paid in cash as of period end. The accounts payable change of $315,654 represents the net cash-basis change after excluding $265,791 in non-cash intangible asset accruals that are classified as investing activities. No income taxes were paid during the period.

Investing Activities

Net cash used in investing activities was $(355,000) for the period, consisting entirely of cash payments for exploration license application costs submitted to NOAA. The total capitalized intangible asset balance of $620,791 includes $265,791 in non-cash amounts incurred through accounts payable that had not been paid as of December 31, 2025.

Financing Activities

Net cash provided by financing activities was $403,421 for the period, consisting primarily of proceeds from short-term stockholder loans of $403,221. Stockholder loans were used to fund AOM’s development-stage operations and exploration license application costs.

Off-Balance Sheet Arrangements

As of December 31, 2025, AOM did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ materially from those estimates. Management considers the following accounting policies and estimates to be the most critical in understanding the judgments involved in preparing AOM’s consolidated financial statements:

Intangible Assets—Exploration License Costs

As of December 31, 2025, AOM had capitalized $620,791 of costs directly attributable to its applications for exploration licenses under the DSHMRA. These capitalized costs represented approximately 68.1% of AOM’s total assets as of December 31, 2025. No amortization was recorded during the period from May 9, 2025, through December 31, 2025, because the related licenses had not yet been approved and their terms had not commenced. AOM expects to begin amortizing these costs when, and if, the applicable licenses are approved and become effective, over the shorter of the estimated useful life of the asset or the term of the related license.

This is a critical accounting estimate because the recoverability and future amortization of these capitalized costs depend on management’s judgments regarding matters that are inherently uncertain, including whether the related exploration licenses will ultimately be approved, the timing of any such approvals, whether the licenses will remain in effect for the expected term, and whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. These judgments require management to evaluate both regulatory developments and the expected future economic benefit associated with the underlying license applications.

Management evaluates the carrying value of these capitalized costs for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. As of December 31, 2025, management concluded that no impairment indicators were present and, accordingly, no impairment charge was recorded. However, because of the development-stage nature of AOM’s business and the fact that the related licenses had not yet been approved as of that date, changes in the underlying assumptions or facts could materially affect the recorded amount in future periods. For example, if AOM were to determine that one or more of the license applications were unlikely to be approved, delayed for an extended period, or otherwise no longer expected to provide future economic benefit, AOM could be required to record an impairment charge that could result in the write-off of all or a substantial portion of the $620,791 carrying amount. In addition, once the licenses are approved and placed in service, changes in the estimated useful life or license term would affect the amount of future amortization expense recognized in AOM’s results of operations.

Right-of-Use Assets and Lease Liabilities

AOM accounts for leases under ASC 842 and has recognized a right-of-use asset and a total lease liability related to its Toronto office lease, which expires in September 2028. The lease liability is recognized based on the present value of remaining fixed lease payments, discounted using AOM’s incremental borrowing rate of 11.7%. Although the lease includes a renewal option, AOM did not include it in the calculation because it is not reasonably certain that the option will be exercised. The weighted average remaining lease term was 2.75 years as of December 31, 2025.

Income Taxes

AOM accounts for income taxes under the asset and liability method in accordance with ASC 740. As of December 31, 2025, AOM had total deferred tax assets of $375,390 (consisting of $315,000 related to net operating loss carryforwards and $60,390 related to the operating lease liability) and total deferred tax liabilities of $60,390 (related to the right-of-use asset). A full valuation allowance of $315,000 has been recorded against all net deferred tax assets based on management’s conclusion that it is more likely than not that those assets will not be realized without AOM achieving commercial operations and generating sufficient future taxable income.

Fair Value of Financial Instruments

AOM follows ASC 820, Fair Value Measurements. AOM did not have any financial assets or liabilities measured at fair value on a recurring basis as of December 31, 2025. The carrying amounts of cash, accounts payable, accrued expenses, and short-term stockholder loans approximate their fair values due to their short-term nature.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” which enhances the transparency and decision usefulness of income tax disclosures. The ASU is effective for private business entities for fiscal years beginning after December 15, 2025, with early adoption permitted. AOM is currently evaluating the impact this guidance will have on the consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The guidance in ASU 2025-05 provides (a) all entities with a practical expedient to assume 12 that current conditions as of the balance sheet date do not change for the remaining life of the assets and (b) entities other than public business entities with an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025. The Company is currently evaluating the impact this guidance will have on the consolidated financial statements and related disclosures.

Subsequent Events

AOM’s management has evaluated subsequent events through the date of issuance of AOM’s audited consolidated financial statements. The following material events occurred subsequent to December 31, 2025:

AOM Bridge Debentures

AOM completed a private placement of convertible debentures for aggregate gross proceeds of $75,612,000, in three tranches: Tranche One on February 6, 2026 ($36,362,000), Tranche Two on February 11, 2026 ($26,590,000), and Tranche Three on February 13, 2026 ($12,660,000). The AOM Bridge Debentures bear interest at 8.00% per annum and mature two years from issuance. The AOM Bridge Debentures automatically convert into shares of AOM Common Stock immediately prior to the Effective Time upon the occurrence of a liquidity event, being a public offering, reverse takeover, qualified financing or sale (a “Liquidity Event”), at a

25.0% discount to the Liquidity Event price. The consummation of the Merger will constitute a Liquidity Event for this purpose. A make-whole provision applies if the principal amount of any AOM Bridge Debenture is prepaid or converted within the first year of issuance. Because the Merger is expected to close within one year of the February 2026 issuance date, the make-whole provision is expected to be triggered upon conversion of the AOM Bridge Debentures in connection with the Merger.

Revenue Participation and Royalty Agreements

On February 2, 2026, AOM entered into a revenue participation agreement with CIC Limited, pursuant to which AOM was granted a perpetual 1.0% revenue participation interest in gross proceeds from Cook Islands EEZ mineral sales, in exchange for an advance of $5.0 million. The obligations are secured by a general security agreement and a parent guarantee from CIC LLC.

On March 2, 2026, AOM entered into royalty agreements with each of its wholly owned subsidiaries—AOM Area 1, LLC, AOM Area 2, LLC, and AOM Area 3, LLC—granting AOM a 2.0% royalty on gross proceeds from mineral sales in their respective license areas (the Clarion-Clipperton Zone and international waters). Royalty payments are payable quarterly in U.S. dollars, secured by security interests over specified assets.

On March 20, 2026, AOM entered into a revenue participation agreement with Moana Minerals Limited, pursuant to which AOM was granted a perpetual 1.0% revenue participation interest in MML’s gross proceeds from Cook Islands EEZ mineral sales (subject to an annual tonnage cap of 10 million dry metric tons), in exchange for an advance of $5.0 million. OML guarantees MML’s obligations.

OML Investment

On March 20, 2026, AOM entered into a unit purchase agreement with Ocean Minerals, LLC, pursuant to which AOM agreed to invest up to $20.0 million in OML in exchange for membership interest units, with an option to acquire up to 67.0% of OML on a fully diluted basis. As of the date of these financial statements, AOM has advanced $7.5 million to OML.

TMH Debt Assignment

On March 20, 2026, AOM entered into a sale and assignment agreement with Transocean Minerals Holdings Limited (“TMH”), pursuant to which AOM purchased all of TMH’s rights in the OML credit agreement for $15.5 million (the “OML Credit Agreement”). Upon purchase on March 23, 2026, AOM converted $9,818,195 (principal and interest) into 1,963,639 common membership interests in OML at $5.00 per unit.

Royalty Assignment to Atlas

Following acquisition of the royalty agreements, AOM sold and assigned its interests to Atlas in exchange for a secured promissory note in the principal amount of $15.0 million, bearing interest at 8.0% per annum (payable monthly, with unpaid interest capitalizing). The note is secured by all present and after-acquired personal property of Atlas.

OML Memorandum of Understanding

On March 20, 2026, AOM also entered into a memorandum of understanding with OML for collaboration across key areas including data sharing, joint technical development, processing technologies, vendor negotiation, logistics coordination, and regulatory engagement. In addition, AOM entered into an equity exchange commitment letter with existing OML Members, pursuant to which such members will have an opportunity to exchange OML membership interests for shares of common stock in the public company following AOM’s going-public transaction. For further details, please refer to the section entitled “Information about AOM—Corporate History and Organizational Structure—OML Agreements.”

Total capital deployed or committed subsequent to December 31, 2025, was approximately $123.6 million, including $75.6 million from convertible debentures, $15.5 million for the TMH debt assignment, $10.0 million in revenue participation advances (CIC and MML), $7.5 million invested in OML, and the $15.0 million royalty note receivable from Atlas (the “Royalty Note”).

Quantitative and Qualitative Disclosures About Market Risk

AOM is exposed to market risks primarily related to foreign currency exchange rates and, to a lesser extent, interest rates. AOM does not currently use derivative instruments or other hedging arrangements to manage these exposures. As of December 31, 2025, AOM did not believe it had material exposure to commodity price risk or equity price risk.

Interest Rate Risk

As of December 31, 2025, AOM’s outstanding indebtedness consisted of short-term stockholder loans totaling $403,221. Subsequent to period end, AOM issued $75,612,000 aggregate principal amount of AOM Bridge Debentures bearing interest at a fixed rate of 8.00% per annum. Because substantially all of AOM’s indebtedness bears fixed interest rates, changes in market interest rates would not be expected to materially affect AOM’s future interest expense or cash flows with respect to its existing borrowings. Accordingly, a hypothetical 100 basis point increase or decrease in market interest rates as of December 31, 2025 would not have had a material effect on AOM’s annual interest expense, results of operations or cash flows.

Foreign Currency Exchange Rate Risk

AOM’s functional currency is the U.S. dollar. AOM is exposed to foreign currency exchange rate risk primarily because its Toronto office lease is denominated in Canadian dollars. As of December 31, 2025, AOM had total lease liabilities of $287,573 related to this lease. Based on that exposure, a hypothetical 10.0% adverse change in the Canadian dollar relative to the U.S. dollar as of December 31, 2025 would have increased the U.S. dollar carrying value of the related lease liability by approximately $28,757. Because AOM’s foreign currency exposure as of that date was limited to this lease arrangement, management does not believe that a near-term change in exchange rates would have a material effect on AOM’s financial condition, results of operations or cash flows.

CERTAIN AOM RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Directors, Officers, 5% Holders, and Immediate Family Members

Short-Term Stockholder Loans

While AOM has recorded stockholder loans for the year ended December 31, 2025, as described in the section entitled “AOM Management’s Discussion and Analysis of Financial Condition and Results of Operations,” none of such stockholder loans is attributable to any stockholder holding more than 5% of voting securities and does otherwise constitute a related party transaction.

Consulting Agreement with Mark B. Justh

On October 2, 2025, AOM entered into a consulting agreement with Mark B. Justh, pursuant to which Mr. Justh agreed to serve in the role as Chief Executive Officer and a director of AOM and carry out such responsibility as are customary for the roles of Chief Executive Officer and a director of AOM in exchange for a monthly fee of $60,000, as further described in the section entitled “AOM’s Executive Compensation—Compensation of AOM’s Sole Executive Officer.”

Related-Party Financing Arrangements

Short-Term Stockholder Loans

Please refer to the section entitled “—Transactions with Directors, Officers 5% Holders, and Immediate Family Members—Short-Term Stockholder Loans.”

Promissory Note from Atlas

Following acquisition of the Royalty Agreements, AOM sold and assigned those interests, as well as the CIC RPA and the OML RPA, to Atlas in exchange for the Royalty Note, as described in the section entitled “Information about AOM—Corporate History and Organizational Structure—Royalty and Revenue Participation Agreements.” Certain stockholders of Atlas are also stockholders of AOM.

Strategic Investment, Acquisition and Equity Exchange Arrangements

CIC LLC Note Purchase Agreement

On April 8, 2026, in connection with the Merger Agreement, CIC LLC and AOM entered into the CIC LLC Note Purchase Agreement pursuant to which CIC LLC issued to AOM the CIC LLC Note in an amount of $5.0 million. Additional details of the CIC Limited Note Purchase Agreement are included in the section entitled “Information about AOM—Corporate History and Organizational Structure—CIC Agreements.”

CIC Limited Note Purchase Agreement

On April 8, 2026, in connection with the Merger Agreement, CIC Limited and AOM entered into the CIC Limited Note Purchase Agreement pursuant to which CIC Limited issued to AOM the CIC Limited Note in an amount of up to $20.0 million, with staged draw requests. Additional details of the CIC Limited Note Purchase Agreement are included in the section entitled “Information about AOM—Corporate History and Organizational Structure—CIC Agreements.”

Memorandum of Understanding with CIC

On April 8, 2026, AOM entered into the CIC Collaboration MOU, as described in the section entitled “Information about AOM—Corporate History and Organizational Structure—CIC Agreements.”

OML Unit Purchase Agreement

On March 20, 2026, AOM entered into the OML Unit Purchase Agreement, as described in the section entitled “Information about AOM—Corporate History and Organizational Structure—OML Agreements.”

Equity Exchange Commitment Letter with OML Members

On March 20, 2026, AOM entered into the OML Equity Exchange Commitment Letter, as described in the section entitled “Information about AOM—Corporate History and Organizational Structure—OML Agreements.”

Memorandum of Understanding with OML

On March 20, 2026, AOM entered into the OML Collaboration MOU, as described in the section entitled “Information about AOM—Corporate History and Organizational Structure—OML Agreements.”

Debt Assignment Agreement / Purchase of OML Credit Agreement

On March 20, 2026, AOM entered into the Debt Assignment Agreement with TMH, as described in the section entitled “Information about AOM—Corporate History and Organizational Structure—OML Agreements.”

Royalty, Revenue Participation and Other Economic Interest Arrangements

CIC Revenue Participation Agreement

On February 2, 2026, AOM entered into the CIC RPA, as described in the section entitled “Information about AOM—Corporate History and Organizational Structure—CIC Agreements.”

Moana Minerals Limited Revenue Participation Agreement

On March 20, 2026, AOM entered into the OML RPA, as described in the section entitled “Information about AOM—Corporate History and Organizational Structure—OML Agreements.”

Royalty Agreements with AOM Area-1 LLC, AOM Area-2 LLC and AOM Area-3 LLC

On March 2, 2026, AOM entered into royalty agreements with each of its wholly owned subsidiaries, AOM Area 1, AOM Area 2 and AOM Area 3, as described in the section entitled “Information about AOM—Corporate History and Organizational Structure—Royalty Agreements.”

Royalty Assignment Agreement with Atlas

Following acquisition of the royalty and revenue participation rights described above, AOM sold and assigned those interests to Atlas in exchange for the Royalty Note, as described in the section entitled “Information about AOM—Corporate History and Organizational Structure—Royalty and Revenue Participation Agreements.”

Service, Consulting, Management and Lease Arrangements

Related-Party Administrative, Consulting and Professional Services Arrangements

AOM relied materially on related parties during 2025 for administrative, consulting, professional and lease-related support. At December 31, 2025, related-party balances included $177,791 of intangible assets associated with services provided in connection with exploration license applications, $287,791 in accounts payable and $457,462 in accrued expenses. Related-party amounts recognized in AOM’s statement of operations for the period included $517,462 of professional and consulting fees and $40,000 of rent expense.

AOM utilized related parties during 2025 for administrative, consulting, and professional services including services provided by CIC LLC pursuant to the CIC LLC Shared Services Agreement dated November 17, 2025. The total fees paid by AOM to CIC LLC for the provision of contractors and services provided were $187,791.

Consulting Agreement with Mark B. Justh

Please refer to the section entitled “—Transactions with Directors, Officers 5% Holders, and Immediate Family Members—Consulting Agreement with Mark B. Justh.”

Consulting Agreement with Nalu Geosciences LLC / Laura Azevedo

On June 23, 2025, AOM entered into a consulting agreement with Nalu Geosciences LLC, pursuant to which Oceanographer Dr. Laura Azevedo agreed to provide project management and operations services, for a period of 6 months for a monthly fee of $12,000., plus a bonus of $25,000 upon AOM submitting an application for an exploration license under the DSHMRA.

Shared Services Agreement with CIC

CIC LLC entered a contract to provide support to AOM and shared resources provided by consultants under contract by CIC LLC under the Shared Services Agreement dated November 17, 2025, a portion of each consultant’s time is allocated to AOM business matters.

Consulting Agreement with Creative Group LLC

On November 11, 2025, AOM entered into a consulting agreement with Brett Ryckman and Creative Group LLC, pursuant to which they agreed to provide marketing, content development, and operations services for a minimum fee of $12,000 per month.

Consulting Agreement with ECOFERA LLC

On July 1, 2025, AOM entered into a consulting agreement with ECOFERA LLC, pursuant to which the consultant agreed to provide environmental consulting services, for a period of 12 months, for a daily rate of $1,000, plus a bonus of $25,000 upon submitting an application for an exploration license under DSHMRA, as well as a $25,000 bonus when NOAA determined that application was in full compliance.

Guarantees, Security Arrangements and Other Credit Support

General Security Agreement Supporting CIC Revenue Participation Agreement

CIC Limited granted AOM a security interest over present and after-acquired personal property to secure CIC Limited’s obligations under the CIC RPA.

CIC Parent Guarantee

CIC guaranteed CIC LLC’s obligations under the CIC Revenue Participation Agreement.

OML Guarantee of MML Obligations under OML Revenue Participation Agreement

OML guaranteed MML’s obligations under the OML RPA.

Security Arrangements Supporting AOM Area 1 / Area 2 / Area 3 Royalty Agreements

Each AOM Subsidiary is required to grant security interests over specified assets to secure royalty payment and performance obligations.

Security for Royalty Note

Atlas’s obligations under the Royalty Note are secured by a charge over all present and after-acquired personal property.

Outstanding Balances, Repayments and Other Obligations

Related-Party Accounts Payable, Accrued Expenses and Intangible Asset Balances

AOM relied materially on related parties during 2025 for administrative, consulting, professional and lease-related support. At December 31, 2025, related-party balances included $177,791 of intangible assets associated with services provided in connection with exploration license applications, $287,791 in accounts payable and $457,462 in accrued expenses. Related-party amounts recognized in AOM’s statement of operations for the period included $517,462 of professional and consulting fees and $40,000 of rent expense.

Amounts Advanced under the CIC RPA

AOM has advanced an aggregate of $5.0 million pursuant to the terms of the CIC RPA.

Amounts Advanced under OML Unit Purchase Agreement

AOM has advanced an aggregate of $7.5 million to OML pursuant to the terms of the OML Unit Purchase agreement.

Amounts Advanced under OML RPA

AOM has advanced an aggregate of $5.0 million to OML pursuant to the terms of the OML RPA.

Outstanding Amounts under Royalty Note

The principal amount of $15.0 million remains outstanding under the Royalty Note, bearing interest at 8% interest, payable monthly with capitalization of unpaid interest.

Review, Approval or Ratification of Related-Person Transactions

Related-person transactions were reviewed and approved by the AOM Board. AOM management reviewed and negotiated the relevant arrangements in consultation with AOM’s outside legal, accounting, financial and transaction advisors, as applicable. The formal approval of the related-person arrangements was obtained from the AOM Board, including through written resolutions and/or written minutes of AOM Board proceedings.

The AOM Board reviewed the material related-person arrangements described in this section, including the related-party consulting, shared services, financing, lease, royalty, revenue participation, equity investment, debt assignment and transaction-related arrangements. In connection with its review, the AOM Board considered, among other factors, the identity of the related person, the nature and extent of the related person’s direct or indirect interest in the transaction, the business purpose of the arrangement, the material terms of the arrangement, the strategic importance of the arrangement to AOM’s development-stage business plan, the availability of alternative structures or counterparties where applicable, and whether the arrangement was fair and reasonable to AOM under the circumstances.

The AOM Board was aware of the interests of AOM’s directors, officers, significant stockholders and affiliates in the applicable arrangements and considered those interests in connection with its review and approval process.

INFORMATION ABOUT CIC

Unless otherwise indicated or the context otherwise requires, references in this section to “CIC” refer to CIC Limited, a Cook Islands private company. References to “CIC LLC” refer to CIC LLC, a Florida limited liability company and the majority stockholder of CIC. Where relevant, this section also refers separately to other entities and vehicles through which equity or contractual rights relating to CIC are held.

Corporate History and Organizational Structure

CIC Limited is a private company formed in the Cook Islands on June 20, 2019 and re-registered under the Cook Islands Companies Act 2017 on July 24, 2020, as required for an exploration license application under the 2020 Cook Islands Seabed Minerals Tender. CIC is the holder of Exploration License 1 (“EL1”) within the Cook Islands EEZ.

CIC was established by CIC LLC, a Florida limited liability company that remains CIC’s majority stockholder. CIC LLC is controlled by Gregory P. Stemm, who serves as CIC’s Co-Chairman and Chief Executive Officer.

CIC is the operating Cook Islands license holder. CIC LLC is CIC’s majority stockholder and, together with certain trusts and other holding vehicles described below, forms part of the ownership structure through which equity and contractual rights relating to CIC are held. CIC has no subsidiaries.

At CIC’s formation, founding stockholder CIC LLC caused Class B shares of CIC to be issued to two Cook Islands trusts: Te Rito O Taku Peu Tupuna (Te Rito), a cultural arts trust, and the Cook Islands Enterprise Trust to support projects and ventures intended to enhance the national interest of the Cook Islands.

CIC also has issued Restricted Class C shares to CIC Partners Limited for purposes of compensating individuals or entities that have provided, or are expected to provide, services or other value to CIC LLC and/or CIC. The general partner of CIC Partners Limited is Nicolas Stemm, the son of CIC LLC’s controlling stockholder.

Business Plan

CIC’s business consists of holding a license to explore for polymetallic nodules in the Cook Islands EEZ, and to undertake exploration and research activities in accordance with the license. CIC’s principal asset is its exploration license area in the Cook Islands EEZ.

CIC is a development-stage company. It has not commenced commercial mineral harvesting or production, and its current activities consist principally of resource definition, environmental and technical studies, pre-feasibility work and advancement through the Cook Islands licensing framework toward potential trial harvesting and commercial development.

Exploration work completed to date is described in the technical report summary dated February 9, 2026, and prepared by RSC Consulting Ltd (“RSC”). CIC and CIC LLC have conducted this work with the assistance of third-party contractors engaged in specialized services and equipment, including autonomous underwater vehicles and vessel support. CIC has also chartered a vessel owned by Ocean Minerals LLC, the parent company of Moana Minerals, for limited work in the past.

Following the Merger, certain personnel and contractors that currently support CIC and CIC LLC may also provide services to AOM, OML and AOM’s U.S.-pathway subsidiaries, subject to the applicable intercompany and service arrangements then in effect.

Five-Year Exploration Program Plan Overview

CIC’s five-year exploration program is intended to advance environmental baseline characterization, resource definition, engineering readiness and permitting activities in support of a potential trial harvesting program and, potentially, subsequent commercial development. The program contemplates continuing phased offshore campaigns, laboratory analyses, engineering development and regulatory work from 2026 through 2032.

The program includes completion of Environmental Baseline Stage 1, progression into Environmental Baseline Stage 2, implementation of impact and recovery survey monitoring, and advancement of trial harvesting system engineering and permitting work.

Jurisdictions and Principal Offices

CIC is a Cook Islands private company whose principal operations are tied to the Cook Islands EEZ and are subject to the regulatory oversight of the Cook Islands Seabed Minerals Authority (“SBMA”).

CIC’s registered office is located at Blue House 2, Rarotonga Airport, Main Road, P.O. Box 104, Rarotonga, Cook Islands. CIC’s principal executive offices include its registered office and the CIC Ocean Science Center, Airport Services Road, Nikao, Rarotonga, Cook Islands, from which management and technical oversight are conducted. CIC’s telephone number is +628-20088, and its website is www.cic.co.ck.

Ownership Chart and Subsidiaries

CIC has three classes of shares: Class A voting shares, Class B non-voting shares and Class C restricted shares. CIC is authorized to issue 150,000,000 Class A voting shares, 150,000,000 Class B non-voting shares and 10,000,000 Class C restricted shares.

Class A shares carry voting rights and participate in distributions. Class B shares do not carry voting rights but participate equally in distributions. Class C restricted shares are non-voting and are subject to significant restrictions on transfer and economic participation until the “date of delivery.” The date of delivery occurs only after CIC obtains a mineral harvesting license in the Cook Islands EEZ and the board determines that a bona fide offer has been received from a purchaser that satisfies applicable stockholder requirements. Until that time, the Class C restricted shares remain subject to a substantial risk of forfeiture. Upon the date of delivery, each Class C restricted share converts into either a Class A voting share or a Class B non-voting share, in each case at the discretion of the board.

The following table sets forth information regarding the beneficial ownership of CIC’s issued and outstanding share capital as of April 30, 2026 by (a) each person known by CIC to beneficially own more than 5% of any class of CIC’s outstanding shares; (b) each of CIC’s current directors and executive officers; and (c) all current directors and executive officers of CIC as a group. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power and/or investment power with respect to the relevant securities. Except as otherwise indicated in the notes to the table, CIC believes that each beneficial owner identified below has sole voting and investment power with respect to the securities shown as beneficially owned by such person. Unless otherwise indicated, the address of each beneficial owner is c/o CIC Limited, Blue House 2, Rarotonga Airport, Main Road, P.O. Box 104, Rarotonga, Cook Islands.

Name(1)	Class A Shares	Class B Shares	Class C Shares(6)	Total Shares	% Ownership	% Voting rights
CIC LLC(2)	85,123,500	0	0	85,123,500	64.38%	100.00%
Odyssey Marine Minerals LLC(3)		18,819,049		18,819,049	14.23%	0.00%
Directors and Executive Officers as a Group(4)		3,298,549		3,298,549	2.49%	0.00%
Greg Stemm, Director and CEO		109,884			0.08%	0.00%
Thomas Albanese, Director		260,783			0.20%	0.00%
Philipp Hensler, Director		1,380,523			1.04%	0.00%
Laura Barton, Director		675,799			0.51%	0.00%
Karen Harvey, Director		414,680			0.31%	0.00%
Lord Lingfield, Director		293,023			0.22%	0.00%
David Fontes, Secretary		148,159			0.11%	0.00%
Bix DiMeo		15,698			0.01%	0.00%
Other Stockholders(5)		19,978,682	5,000,000	24,978,682	18.89%	0.00%
Total Outstanding	85,123,500	42,096,280	5,000,000	132,219,780	100.00%	100.00%

Notes:

(1)

Beneficial ownership is based on 132,219,780 shares of CIC outstanding as of April 30, 2026, 2026, consisting of 85,123,500 Class A voting shares, 42,096,280 Class B non-voting shares and 5,000,000 Class C restricted shares. Percentage ownership is based on total outstanding shares of all classes. Percentage voting power is based solely on the outstanding Class A voting shares.

(2)

CIC LLC beneficially owns 85,123,500 Class A voting shares, representing approximately 64.38% of CIC’s total outstanding shares and 100% of CIC’s current voting power. CIC LLC is a Florida limited liability company and the majority stockholder of CIC. CIC LLC is controlled by Gregory P. Stemm, who may be deemed to share voting and investment power over the shares held by CIC LLC.

(3)

Odyssey Marine Minerals LLC, a wholly owned subsidiary of Odyssey, beneficially owns 18,819,049 Class B non-voting shares, representing approximately 14.23% of CIC’s total outstanding shares and 0% of CIC’s current voting power.

(4)

Includes the shares beneficially owned by all current directors and executive officers of CIC as a group and individually. Does not include shares constructively owned through CIC (see note 2) by Mr. Greg Stemm (60,087,176 Class A shares) and Mr. Albanese (5,007,265 Class A shares).

(5)

“Other Stockholders” consists of eight stockholders, each of whom beneficially owns less than 5% of CIC’s outstanding shares. CIC has confirmed that no person or group included in this category beneficially owns 5% or more of CIC’s outstanding shares. The shares held by these holders include 19,858,333 Class B non-voting shares and 5,000,000 Class C restricted shares.

(6)

The Class C restricted shares are non-voting and are subject to significant restrictions on transfer and economic participation until the “date of delivery,” as described under “—Ownership Chart and Subsidiaries.” Until the date of delivery occurs, the Class C restricted shares remain subject to a substantial risk of forfeiture and do not currently participate in voting power.

Other than the rights arising under the CIC Limited Constitution and the agreements described elsewhere in this proxy statement/prospectus, CIC is not aware of any other material governance, transfer, preemptive or similar rights applicable to its outstanding shares.

CIC has no subsidiaries.

Capitalization

As of April 30, 2026, CIC’s capitalization is as follows:

	Class A Shares	Class B Shares	Class C Shares
Authorized	150,000,000	150,000,000	10,000,000
Issued	85,123,500	42,096,280	5,000,000
Issuable through Convertible Debt	21,297,828	0	0
Warrants/Options	319,489	750,000	0
Expected future issuance from pending agreement		2,000,000
Total as converted	740,817	44,846,280	5,000,000

As of April 30, 2026, the outstanding principal balances of CIC’s convertible promissory notes are presented in the table below:

Holder	Amount
South Pacific Minerals Partners, LLC	$3,037,500
Minerals Harvesting Cook Islands I (now AOM)	$10,376,500
Minerals Harvesting Cook Islands II (now AOM)	$6,524,934
Provident Trust (now AOM)	$250,000

Directors and Executive Officers

The following table sets forth the names, ages and positions of CIC’s directors and executive officers.

Name	Age	Position
Gregory P. Stemm	69	Founder, Co-Chairman and Chief Executive Officer
Thomas Albanese	68	Co-Chairman
Laura L. Barton	64	Board Lead Director, Chair of Compensation and Governance Committee
Karen Jane Harvey	62	Director and Legal Counsel
Lord Lingfield	82	Director
Philipp Hensler	61	Director and Chair of Audit Committee
Bix L. DiMeo	68	Director
Adam Stemm	33	Chief Operating Officer
Charles Morgan, Ph.D.	76	Chief Science Officer
Shona Mato Lynch	50	Cook Islands Country Manager
Simone Fe’ao	45	Chief Accounting Officer
David Weight	70	Minerals Processing and Marketing Manager
Tom Dettweiler	74	Marine Program Manager

Gregory P. Stemm

Mr. Gregory Paul Stemm is the Founder, Co-Chairman and Chief Executive Officer of CIC and has served as a director of CIC since June 20, 2019 and as Co-Chairman since CIC’s formation. Mr. Stemm has more than 40 years of experience in deep-ocean exploration, marine technology and underwater resource management. He previously served as co-founder, Chief Executive Officer and Chairman of Odyssey. He has also served as International President and Director of the International Marine Minerals Society and the Entrepreneurs Organization.

Thomas Albanese

Mr. Thomas Albanese is Co-Chairman of the CIC board and has served as a director of CIC and as Co-Chairman since April 30, 2024. He also serves as Chairman of the AOM board. Please refer to the section entitled “Information about AOM—Directors and Executive Officers—Thomas Albanese.”

Laura L. Barton

Ms. Laura L. Barton is the Lead Director of the CIC board and Chair of the Compensation and Governance Committee and has served as a director of CIC since March 9, 2021. Ms. Barton has more than 25 years of experience in ocean mineral exploration, deep-ocean archaeological operations, corporate communications and governance. She previously served as Chief Business Officer, Corporate Secretary and a member of the board of directors of Odyssey, where she led corporate governance, information technology, human resources, ESG and communications functions. Before her work in the deep-ocean industry, she spent more than 20 years in the television industry. Ms. Barton holds a bachelor’s degree in mass communications from the University of South Florida.

Karen Jane Harvey

Ms. Karen Jane Harvey is a director of CIC and has served on the CIC board since June 21, 2020. She also serves on the Audit Committee and acts as Cook Islands legal counsel to CIC through Browne Harvey & Associates P.C. Ms. Harvey is a commercial lawyer with more than 35 years of legal experience in New Zealand and the Cook Islands. She has advised banks, trustee companies, multinational businesses and other international entities on Cook Islands legal matters, including banking, insurance, corporate and legislative matters. Ms. Harvey holds a bachelor of laws degree from Victoria University in New Zealand.

Lord Lingfield

Lord Lingfield (Sir Robert George Alexander Balchin) is a director of CIC and has served on the CIC board since December 6, 2020. He also serves on the Audit Committee and the Compensation and Governance Committee. Lord Lingfield is a British educationalist and public-policy advisor who has served as an advisor to two U.K. Prime Ministers. He has held leadership roles including Founder Chairman of the Chartered Institution for Further Education, Director-General of St John Ambulance and Pro-Chancellor of Brunel University. He also chairs several charitable and educational organizations. Lord Lingfield has been awarded honorary doctorates from three universities and was educated at the Universities of London and Hull in the United Kingdom.

Philipp Hensler

Dr. Philipp Hensler is a director of CIC and Chair of the Audit Committee and has served on the CIC board since April 10, 2023. Dr. Hensler is the Founder and Partner of RDF Wealth Advisors in Zurich, Switzerland. He previously served as Chief Executive Officer of Epoch Investment Partners and Head of Global Institutional Asset Management for TD Asset Management. He has also held senior executive positions with Vontobel Asset Management, Oppenheimer Funds Distributors and Deutsche Asset Management/DWS Investments. Dr. Hensler holds a bachelor’s degree in economics from Zurich School of Management, a master of business administration degree from Duke University’s Fuqua School of Business and a doctorate degree from Case Western University.

Bix L. DiMeo

Mr. Bix L. DiMeo is a director of CIC and has served on the CIC board since February 10, 2026. Mr. DiMeo has been the owner of DiMeo Development, a consulting firm specializing in business and real estate development, since 2014. He previously served as Managing Partner of a large equine training center in New Jersey and was appointed to the New Jersey State Board of Agriculture, where he later served as Vice President. He also established D&M Property Management, a family business managing low-income housing units in New Jersey. Mr. DiMeo holds a bachelor of science degree in agriculture from The Ohio State University.

Adam Stemm

Mr. Adam Stemm is the Chief Operating Officer of CIC and has served in that role since 2021. He joined CIC in 2019 as Manager of Operations. Mr. Stemm is a marine scientist and offshore technician with more than 15 years of experience in marine geology, offshore research, technical operations and regulatory support. He has worked on offshore geotechnical and deep-sea mineral projects and has experience with a range of marine scientific and geotechnical equipment. He has also supported legislative review, stakeholder communications, license compliance, and environmental and geological documentation for seabed mineral projects. Mr. Stemm holds a bachelor of science degree in marine geology from Eckerd College.

Charles Morgan, Ph.D.

Dr. Charles Morgan is the Chief Science Officer of CIC and has served in that role since 2021. He has founded and managed Moana Hohonu Consulting, LLC, a Hawaii-based company focusing on deep-sea resource exploration. He also serves as AOM’s Chief Geologist. Please refer to the section entitled “Information about AOM—Directors and Executive Officers—Charles Morgan.”

Shona Mato Lynch

Ms. Shona Mato Lynch is the Country Manager of CIC and has served in that role since 2019. Ms. Lynch is a Cook Islands business and community leader with more than 20 years of experience operating local businesses in Rarotonga. She has served on a number of Cook Islands government-appointed boards, including the Cook Islands Airport Authority and the Cook Islands Tourism Council, and has also worked in government in sectors including the Cook Islands Pearl Authority and the Ombudsman’s Office. She has also been involved in the seabed minerals sector for many years, both nationally and internationally. Ms. Lynch holds a postgraduate diploma in commerce management and public administration as well as a business management degree from the University of the South Pacific. She is also an accredited member of the NZQA Board of Directors.

Simone Fe’ao

Ms. Simone Fe’ao is the Chief Accounting Officer of CIC and has served in that role since 2023. Ms. Fe’ao previously worked for KPMG for 20 years, including 18 years in the Cook Islands, and served as Resident Director of KPMG Cook Islands. Her experience includes audit, accounting, tax compliance and advisory, financial statement preparation, internal controls, board reporting and financial training. She also has established relationships with regulatory authorities, banks and commercial entities in the Cook Islands. Ms. Fe’ao holds conjoint bachelor of science and bachelor of commerce degrees from the University of Auckland. She is also a qualified chartered accountant and a Mentor of the Institute of Chartered Accountants of Australia and New Zealand.

David Weight

Mr. David Weight is the Minerals Processing and Marketing Manager of CIC and has served in that role since 2022. Prior to that, Mr. Weight served as President of the Cobalt Institute as well as Director of the Cobalt REACH Consortium Ltd, REACH Metal Carboxylates Consortium, and the Non-Ferrous Alliance. He also serves as AOM’s Director of Processing. Please refer to the section entitled “Information about AOM—Directors and Executive Officers—David Weight.”

Tom Dettweiler

Mr. Tom Dettweiler is the Marine Program Manager of CIC and has served in that role since 2023. Prior to that, Mr. Dettweiler helped develop Odyssey’s Undersea Mineral Division and led the modification and outfitting of the mineral exploration vessel Dorado Discovery, which he then used to conduct a successful two-year exploration throughout the South Pacific, identifying and developing massive sulfide deposits for various island nations. He also serves as President of AOM. Please refer to the section entitled “Information about AOM—Directors and Executive Officers—Tom Dettweiler.”

Employees and Consultants

As of the date of this proxy statement/prospectus, CIC had 12 full-time and part-time employees, one long-term contractor and one short-term consultant.

In addition, CIC obtains the services of 12 additional consultants through its Management Services Agreement with CIC LLC. These consultants provide marine operations, scientific, processing, executive, finance and administrative support services.

Assets and Properties

CIC’s principal asset is the EL1 polymetallic nodule project, located on the seabed within the Cook Islands EEZ in the South Pacific Ocean.

EL1 Project Location

The Cook Islands

The Cook Islands is composed of 15 islands spread across nearly 2 million square kilometers of territorial waters in the South Pacific Ocean. The 2021 census of the Cook Islands estimated the resident population of the Cook Islands at approximately 14,987. Approximately 67% of the population lived on the island of Rarotonga as of such census date. Tourism is the chief industry in the Cook Islands, although the government is pursuing a strategy of diversifying its economy in areas such as ports, deep-sea minerals, marine conservation, and renewable energy. The Cook Islands government and related agencies are actively involved in promoting and developing underwater mining within their EEZ.

The Cook Islands is a self-governing representative democracy with a constitution and parliamentary system in an associated state relationship with New Zealand. Executive power is exercised by the government, with the Prime Minister as head of government. Legislative power is vested in both the government and the Parliament of the Cook Islands. There is a multi-party system. The judiciary is independent of the executive and the legislature. The head of state is the King of the United Kingdom, who is represented in the Cook Islands by the King’s Representative.

The Cook Islands are self-governing in “free association” with New Zealand. New Zealand retains primary responsibility for external affairs, with consultation with the Cook Islands government. Cook Islands nationals are citizens of New Zealand and can receive New Zealand government services. The Cook Islands have diplomatic relations in its own name with 66 other countries.

Cook Islands Seabed Minerals Legal Regime

The Cook Islands legal system is a constitutional system incorporating certain British and New Zealand statutes and customary laws with its constitution being the supreme law. As the Moana-1 project falls within the EEZ of the Cook Islands, OML is bound by the rules and laws of the Cook Islands with respect to the project. In addition to the general laws of the Cook Islands, OML must specifically comply with the Seabed Minerals Act of 2019, as amended in 2020, 2021, and 2024 (as amended, the “SBMA Act”), and the other laws and regulations that are applicable to various aspects of OML’s existing and planned activities, including:

•	SBM (Exploration) Regulations 2020

•	SBM (Exploration Fees) Regulations 2020

•	SBM (Minerals Harvesting and Other Mining) Regulations 2024

•	Seabed Minerals (Royalties) Regulations 2013

•	Environmental Act (2003)

•	Marae Moana Act (2017)

•	Foreign Investment Legislation

•	Maritime Zones Act (2018)

•	Maritime Rules (offenses) Regulations 2014

•	Prevention of Marine Pollution Act (1998)

EL1 Project

EL1 is CIC’s material mineral property and is supported by a technical report summary dated February 9, 2026, prepared by RSC in accordance with Regulation S-K Item 1300 of Regulation S-K, with an effective date of December 31, 2025. The technical report summary reports an inferred mineral resource of 1,950 million wet tons of polymetallic nodules at an average abundance of 19.9 kg/m², reported at a 13 kg/m² cut-off abundance, with average grades of 0.46% cobalt, 0.19% copper, 17.8% iron, 15.7% manganese and 0.33% nickel. Mineral resources are not mineral reserves and do not have demonstrated economic viability, and no mineral reserve estimate has been reported for EL1. Additional information regarding the EL1 project, including estimated grades, contained metal, location details, coordinates and maps, is set forth in the technical report summary filed as an exhibit to this proxy statement/prospectus.

The EL1 project is centered at approximately 17.5° S latitude and 160.5° W longitude (WGS84), approximately 420 kilometers north of Rarotonga, approximately 170 kilometers north of Aitutaki and approximately 3,700 kilometers northeast of Wellington, New Zealand. EL1 covers approximately 211,545 square kilometers and consists of 2,592 5’ x 5’ blocks grouped into ten contiguous block groups. The project is located more than 5,000 meters below sea level and forms part of a wider known deposit of polymetallic nodules within the Cook Islands EEZ.

EL1 has not been held by any operator other than CIC. Historical exploration within the EL1 area was conducted by JICA between 1986 and 2000. Since 2022, CIC has conducted multiple exploration campaigns using box core, freefall grab, multicore and benthic sled sampling, together with ROV, autonomous underwater vehicle and multibeam bathymetric surveys. Most of CIC’s modern exploration work has been concentrated in CBG04, with additional work in CBG01, CBG03, and CBG10, and approximately 15% of the license area has been covered by high-resolution multibeam bathymetry. CIC’s current activities consist principally of resource definition, environmental baseline and technical studies, geotechnical and metallurgical work, pre-feasibility work and advancement through the Cook Islands licensing framework toward potential trial harvesting and commercial development. CIC has not commenced commercial harvesting or production.

The EL1 project is remote and accessible only by ship. The nearest logistics support is the Port of Avatiu in Rarotonga, with additional support available from Aitutaki, and the nearest international airport is in Rarotonga. CIC does not currently own commercial harvesting or processing infrastructure and expects to rely on specialized third-party vessels, equipment and technical service providers to advance the EL1 project. CIC’s current work plan contemplates additional environmental baseline characterization, resource definition, engineering readiness and permitting activities in support of a potential trial mining and harvesting program and subsequent commercial development.

CIC presently has no material owned mining or processing plant or equipment.

Permits and Licenses

CIC’s principal operating right is Exploration License 1, or EL1, issued under the Cook Islands seabed minerals regulatory regime administered by the Seabed Minerals Authority. EL1 was granted to CIC on February 23, 2022 and has an initial five-year term expiring on February 23, 2027. Under the applicable regulations, an application for renewal may be made at least 90 days before the expiration of the license. EL1 covers approximately 211,545 square kilometers in the Cook Islands EEZ and consists of 2,592 5’ x 5’ blocks grouped into ten contiguous block groups.

The conditions of EL1 include a relinquishment schedule pursuant to which 20% of the total licensed area must be relinquished after three years of exploration activities and up to an additional 40% must be relinquished by the end of the initial five-year license term. CIC is currently discussing the first and second relinquishment with the SBMA. CIC believes EL1 is in good standing under applicable Cook Islands law, subject to compliance with its reporting, work program, renewal and relinquishment requirements. CIC is preparing an exploration license renewal application seeking an extension of EL1 through February 23, 2032. CIC is also preparing its annual report to the SBMA for the period from February 23, 2025 through February 23, 2026, which is due by May 23, 2026.

CIC’s key future regulatory milestones include approval of a pre-feasibility study, issuance of an environmental project permit for Trial Minerals Harvesting, and, if applicable, approval to conduct Trial Harvesting activities by the SBMA. To upgrade EL1 from an exploration license to a mining license, CIC must satisfy the requirements of Section 67 of the Seabed Minerals (Exploration) Regulations (2020), including collecting and analyzing data and information to at least a pre-feasibility-study level in all material respects, completing in all material respects the studies and investigations relating to an environmental impact assessment for a mining license application, and establishing the existence of seabed mineral resources or reserves with the potential for commercial recovery. Under the Seabed Minerals (Royalties) Regulations (2013), holders of a mining license are subject to a royalty equal to 3% of the export value of minerals recovered under the mining license.

Environmental approvals for seabed minerals activities in the Cook Islands are governed by a tiered framework. Activities with minimal impact are managed under the exploration license, while higher-impact activities require additional environmental approvals. For exploration activities, CIC must provide environmental notice and an objectives plan prior to each cruise to the National Environment Service and the SBMA. For activities including trial mining, minerals harvesting and other mining activities, CIC would be required to undertake an environmental risk assessment, environmental scoping exercise and environmental impact assessment and to provide, among other things, an environmental impact statement, an environmental management system including an environmental management and monitoring plan, and a closure plan. The technical report summary notes that no commercial harvesting or mining activities have been authorized or commenced to date under the current Cook Islands regulatory framework.

CIC has undertaken environmental baseline and related work in support of EL1, including bathymetric mapping during Expedition 3 in 2023, AUV surveys during Environmental Research Survey 1 in 2024 and environmental multicore sampling during Expedition 4 Leg 2 in 2025. The technical report summary also states that an Environmental Scoping Exercise Report for the project was prepared in 2024 and that an Environmental Risk Assessment for Trial Minerals Harvesting was prepared in 2025. As of the effective date of the technical report summary, RSC was not aware of any environmental liabilities or any significant encumbrances affecting the project, and stated that the exploration license remained in good standing.

Material Contracts

CIC’s principal material agreements include the CIC Limited note purchase agreement and the CIC Limited option agreement and CIC LLC’s principal material agreements include the CIC LLC note purchase agreement, the CIC LLC option agreement, each of which is described elsewhere in this proxy statement/prospectus. Collectively, these agreements provide for funding, conversion rights, and post-closing acquisition mechanics tied to specified valuation and regulatory milestones.

CIC Limited Note Purchase Agreement

Please refer to the section entitled “Information about AOM—CIC Agreements.” Under the CIC Limited note purchase agreement, CIC Limited may receive up to $20.0 million of funding from AOM through a convertible note with staged draw requests.

CIC LLC Note Purchase Agreement

Please refer to the section entitled “Information about AOM—CIC Agreements.” Under the CIC LLC note purchase agreement, CIC LLC may issue to AOM a convertible promissory note in an aggregate principal amount of up to $5.0 million. The note bears 8.0% PIK interest, matures in 2030 and is convertible by AOM in connection with exercise of the CIC LLC option.

CIC Limited Option Agreement

Please refer to the section entitled “Information about AOM—CIC Agreements.”

CIC LLC Option Agreement

Please refer to the section entitled “Information about AOM—CIC Agreements.”

CIC Revenue Participation Agreement

CIC Limited and CIC LLC are also parties to a revenue participation agreement dated February 2, 2026 with AOM, together with related security documentation, which AOM subsequently agreed to assign to 1001525062 Ontario Inc. pursuant to the Royalty Assignment Agreement dated March 25, 2026. Please refer to the section entitled “Information about AOM—CIC Agreements.”

Management Services Agreement

CIC and CIC LLC entered into a Management Services Agreement, effective January 1, 2021, pursuant to which CIC LLC provides specialty consultants for marine operations, scientific, processing, executive, finance and administrative services to CIC. CIC LLC is currently CIC’s provider of various services relating to provision of consultants and scientific experts. CIC LLC charges a 5% overhead fee for personnel provided to CIC. It is anticipated that a new service agreement will be entered into upon completion of the Merger.

Vessel Support Arrangements

CIC also maintains operational contracts for vessel support used in exploration activities, including a BIMCO Time Charter Party for Offshore Service Vessels with Seaworks Ltd. The Seaworks contract runs through November 2027 and currently maintains the vessel on standby rate with average expense of approximately $12,000NZD/day. Charter termination requires 30 days’ notice.

Material Customers and Suppliers

CIC currently has no revenue-producing customers and has not commenced commercial product sales. As a development-stage license holder, CIC’s principal external relationships are with technical consultants, affiliated management entities, lenders and operating or processing counterparties. CIC is also dependent on a limited number of vessel and equipment service providers for offshore exploration activities.

Litigation

As of the date of this proxy statement/prospectus, CIC is not a party to any material pending legal, regulatory, environmental or administrative proceeding.

CIC MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with CIC Limited’s financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to CIC Limited’s plans and strategy for its business, includes forward-looking statements that reflect plans, estimates and beliefs and involve numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” and other sections of this proxy statement/prospectus, including “Cautionary Statement Regarding Forward-Looking Statements.” Therefore, actual results may differ materially from those contained in any forward-looking statements. CIC Limited’s functional currency is the New Zealand Dollar (“NZD”), and its reporting currency is the U.S. dollar (“USD”). All amounts herein are in USD unless otherwise noted.

Business Environment Overview and Trends

CIC Limited was formed in 2019 as a Cook Islands company and is engaged in the exploration and potential future development of polymetallic nodule resources within the Cook Islands EEZ. CIC Limited’s major operations and corporate headquarters are located in Rarotonga, Cook Islands. CIC Limited’s activities are early stage and capital intensive, with no significant operating revenues to date. CIC LLC, a Delaware limited liability company, owns 73.6% and 77.3% of CIC Limited as of December 31, 2025 and 2024, respectively.

CIC Limited currently holds an Exploration License (the “License”) authorizing exploration for polymetallic nodules in a defined licensed area on the seabed of the Cook Islands EEZ. The License has a five-year term commencing February 23, 2022 and ending February 23, 2027. CIC Limited is required to relinquish 60.0% of its licensed area by the expiration date and is currently in discussions with the CISMA to determine the specific areas to be relinquished. No areas have been relinquished as of the date of these financial statements. The License is not expected to generate revenues until CIC Limited enters the harvesting phase following the grant of a harvesting or mining license.

Key Developments—Year Ended December 31, 2025

•

CIC Limited significantly expanded offshore exploration campaign, with vessel and equipment expenses increasing to $3.5 million from $0.7 million, reflecting increased charter vessel operations through Seaworks Ltd;

•

CIC Limited continued engagement with Boskalis International B.V. under its memorandum of understanding, with Boskalis providing $2.1 million in ocean science and engineering consulting services settled in equity of CIC Limited (2024: $0.4 million), bringing cumulative equity-settled services to $5.0 million;

•

CIC Limited secured bridge financing through a convertible promissory note issued under the MHCI securities purchase agreement (the “MHCI SPA”), initially issued in June 2025 for $5.0 million at 15.0% interest (the “MHCI-2 Note”), subsequently increased to $6.5 million in September 2025 pursuant to an amendment (the “MHCI-2 Amendment”);

•	CIC Limited issued additional convertible notes under the MHCI SPA program totaling $0.9 million in new principal (MHCI-1), bringing the total MHCI-1 carrying value to $11.7 million;

•	CIC Limited recorded a $0.9 million gain on the change in fair value of the MHCI-2 embedded derivative, which decreased from $1.7 million at initial recognition to $0.8 million at year end;

•	CIC Limited invested $32,333 in property and equipment, substantially completing the build-out of laboratory and ocean science center infrastructure begun in prior years;

•	CIC Limited increased directors’ fees to $234,000 from $128,000, and initiated a new director consulting services agreement ($35,000 during 2025); and

•	After December 31, 2025, CIC Limited received $5.0 million from a proposed new stockholder investment and a $5.0 million advance from AOM under a revenue participation agreement.

Results of Operations

Overview of Results

The following table summarizes CIC Limited’s results of operations for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
(in whole USD)	2025	2024	$ Change	% Change
Total revenues	$—	$—	—
Operating expenses:
General & administrative	$1,161,712	$1,314,593	$(152,881)	(11.6)%
Payroll and benefits	604,843	429,806	175,037	40.7%
Professional & consulting	4,982,216	2,743,546	2,238,670	81.6%
Vessel & equipment	3,543,669	661,499	2,882,170	435.7%
Repairs & maintenance	36,558	74,940	(38,382)	(51.2)%
Depreciation & amortization	1,040,134	1,042,760	(2,626)	(0.3)%
Total operating expenses	11,369,132	6,267,144	5,101,988	81.4%
Operating loss	(11,369,132)	(6,267,144)	(5,101,988)	81.4%
Other income (expense):
FV change—derivative	946,771	—	946,771	n/m
Interest expense, net	(3,911,414)	(2,995,868)	(915,546)	30.6%
FX gain/(loss)	169,303	(263,084)	432,387	(164.4)%
Total other expense	(2,795,340)	(3,258,952)	463,612	(14.2)%
Loss before income taxes	(14,164,472)	(9,526,096)	(4,638,376)	48.7%
Income tax expense	—	—	—
Net loss	$(14,164,472)	$(9,526,096)	$(4,638,376)	48.7%
Other comprehensive (loss)/income	(210,983)	1,362,330	(1,573,313)	(115.5)%
Comprehensive loss	$(14,375,455)	$(8,163,766)	$(6,211,689)	76.1%

Revenues

CIC Limited had no revenue-generating operations during the years ended December 31, 2025 or 2024. CIC Limited is not expected to generate revenues until it enters the harvesting phase following the grant of a harvesting or mining license, the timing and outcome of which are uncertain.

Professional and Consulting Services

Professional and consulting services increased $2.2 million, or 81.6%, to $5.0 million for 2025, compared to $2.7 million for 2024. The major components and year-over-year drivers were: (a) $2.1 million in 2025 versus $390,000 in 2024 (increase of $1.7 million) for ocean science and engineering consulting services; (b) $260,000 invoiced in 2025 versus $450,000 in 2024 (decrease of $190,000) related to back-office services under a recurring monthly fee arrangement, as well as deep-sea mineral-related services on a cost-plus basis; and (c) other legal services and advisory fees.

Vessel and Equipment Expenses

Vessel and equipment expenses increased $2.9 million to $3.5 million for 2025, compared to $0.7 million for 2024. This increase reflects CIC Limited’s significantly expanded offshore exploration campaign during 2025. The principal component is charter vessel costs.

General and Administrative Expenses

General and administrative expenses decreased $0.1 million, or 11.6%, to $1.2 million for 2025, compared to $1.3 million for 2024. The decrease reflects cost containment efforts and the benefit of reduced rent expense. Partially offsetting the decrease were directors’ fees increased to $233,750 in 2025 from $127,500 in 2024, reflecting expanded board composition and compensation.

Payroll and Benefits

Payroll and benefits increased $0.2 million, or 40.7%, to $0.6 million for 2025, compared to $0.4 million for 2024. The increase was driven primarily by additional headcount (including a director consulting services arrangement initiated in 2025).

Interest Expense, Net

Interest expense increased $0.9 million, or 30.6%, to $3.9 million for 2025, compared to $3.0 million for 2024. The increase consisted of: (a) approximately $0.2 million of non-cash interest related to the amortization of debt discounts on the MHCI SPA Notes and CIC LLC convertible note and accretion of the MHCI-2 Note debt discount created by bifurcation of the embedded derivative, and (b) increased interest of approximately $0.6 million on CIC’s convertible note portfolio, which grew significantly with the issuance of the MHCI-2 Note in June 2025.

Change in Fair Value of Embedded Derivative

CIC recognized a $0.9 million gain on the change in fair value of the embedded derivative liability associated with the MHCI-2 Note during 2025. The MHCI-2 Note, issued in June 2025, contains conversion features contingent on future financing outcomes (automatic conversion in a qualified financing at a contractual discount, conversion in a non-qualified financing upon mutual agreement, fixed-price conversions at $0.80 or $1.50 per share, and a 1.50x change-of-control cash payoff). These features required bifurcation under ASC 815 and are accounted for as a single embedded derivative liability measured at fair value through earnings.

Upon initial recognition, the embedded derivative was recorded at $1,477,747. The September 2025 amendment (increasing principal to $6.5 million) resulted in an additional $254,238 embedded derivative. As of December 31, 2025, the fair value was $785,214, representing a net gain of $946,771. The derivative is classified as Level 3 in the fair value hierarchy and measured using a Monte Carlo simulation combined with a with-and-without valuation method. Key inputs include: share price of $1.22, remaining term of 2.41 years, annualized volatility of 98.6%, risk-free rate of 3.5%, discount rate of 22.75%, 10.0% conversion discount for qualified/non-qualified financing, 5.0% probability of such financing, 1.50x change-of-control premium, and 30.0% probability of a change-of-control event. Changes in these assumptions could materially affect the fair value. There was no comparable item in 2024.

Foreign Exchange Gain (Loss)

CIC recognized a foreign exchange gain of $0.2 million in 2025 compared to a loss of $0.3 million in 2024. These amounts reflect the remeasurement of NZD-denominated transactions and balances, including both realized and unrealized gains and losses arising from movements in the NZD/USD exchange rate. CIC’s functional currency is the NZD. All assets and liabilities are translated to USD at period-end rates, and results of operations at average rates, with translation adjustments recorded in other comprehensive income.

Income Taxes

There was no provision for income tax for the years ended December 31, 2025 or 2024. CIC is incorporated and tax resident in the Cook Islands, where the applicable statutory income tax rate is 20.0%.

As of December 31, 2025, CIC had income tax net operating loss carryforwards of approximately $48.1 million (2024: $33.2 million), which do not expire provided there is at least 40.0% continuity of ownership. All losses arose in the Cook Islands. CIC made no cash payments for income taxes during either year, and no income taxes were accrued or payable. The earliest tax year subject to examination by a major taxing jurisdiction is 2020.

Financial Condition

Total assets decreased $696,000, or 23.3%, to $2.3 million at December 31, 2025, from $3.0 million at December 31, 2024. The decrease was driven primarily by:

•

Exploration licenses, net decreased $612,000 to $759,000 from $1,371,000, reflecting amortization of $659,000 over the five-year license term, partially offset by foreign currency translation effects. The gross carrying value was $3,293,000 (accumulated amortization: $2,534,000) at December 31, 2025.

•

Property and equipment, net decreased $220,000 to $836,000 from $1,056,000, as depreciation ($275,000) exceeded new capital additions ($78,000). Major asset categories include ocean research equipment ($476,000 net), vehicles ($241,000 net), ship equipment ($409,000 net), and leasehold improvements ($192,000 net).

•

Right-of-use assets decreased $99,000 to $121,000 from $220,000, as the Admin Office and Maoate Rockpool leases expired and existing leases continued to amortize. CIC maintains operating leases for four other properties, with terms expiring at various dates through June 2027.

•

Due from related parties increased $209,000 to $405,000 from $196,000, primarily reflecting higher funds held by CIC LLC on behalf of CIC ($403,000 at December 31, 2025 vs. $177,000 at December 31, 2024).

Total liabilities increased $11.3 million, or 70.9%, to $27.3 million at December 31, 2025, from $16.0 million at December 31, 2024. The major drivers were:

•

Current convertible notes payable–related parties increased $3.9 million to $16.2 million from $12.3 million, primarily due to accrued interest on outstanding related-party convertible notes and the impact of classification changes among such notes during the period.

•	Noncurrent convertible notes payable–related parties was $5.2 million, compared to $0 in 2024, due to the new MHCI-2 Note ($5.2 million net of debt discount).

•	Derivative liability of $785,000 (new in 2025) related to the MHCI-2 Note embedded derivative.

•

Accrued expenses—related parties increased $895,000 to $2.4 million from $1.5 million, driven by accumulated directors’ fees ($451,000 unpaid at December 31, 2025 vs. $251,000), and accrued consulting fees ($500,000 vs. $300,000).

•	Due to related party, increased $287,000 to $482,000 from $196,000, reflecting CIC LLC working capital advances ($243,000, new in 2025) and Te Rito advances ($239,000 vs. $196,000).

Stockholders’ deficit increased to $(25.0) million at December 31, 2025, from $(13.0) million at December 31, 2024. The major drivers were:

•	The $12.0 million deterioration was driven by the $14.2 million net loss, partially offset by equity-settled transactions of $2.3 million related to services and warrants.

•	Accumulated other comprehensive loss widened to $(270,000) from $(59,000), reflecting $211,000 of unfavorable foreign currency translation adjustments.

Liquidity and Capital Resources

CIC had cash of $50,619 at December 31, 2025, and a working capital deficit of approximately $(20.7) million. CIC’s ability to continue as a going concern is dependent on securing additional financing.

Operating Activities

Net cash used in operating activities was $(7.0) million for 2025, compared to $(3.4) million for 2024. The $4.7 million increase in cash outflows was driven by the larger net loss of $14.2 million in 2025 compared to 2024 of $9.5 million, partially offset by significantly higher non-cash adjustments of $5.8 million in 2025 compared to 2024 of $4.3 million. Working capital changes provided $1.3 million in 2025 compared to $1.8 million in 2024, driven by increases in accrued expenses—related parties ($962,000), accounts payable ($439,000), and amounts due to related parties ($300,000).

Investing Activities

Net cash used in investing activities was $32,333 for 2025, compared to $499,667 for 2024. The $172,000 decrease reflects the substantial completion of CIC’s laboratory and ocean science center build-out during 2024.

Financing Activities

Net cash provided by financing activities was $7.2 million for 2025, compared to $3.1 million for 2024. The increase was driven by higher proceeds from related-party loans of $5.4 million. Loan repayments decreased to $83,867 in 2025 from $274,322 in 2024. Related-party advance activity was a net repayment of $220,000 in 2025, compared to net proceeds of $1.5 million in 2024. Warrant proceeds were $271,000 in 2025 compared to $1.2 million in 2024.

Supplemental cash flow information: cash interest paid was $44,100 and $54,949 for 2025 and 2024, respectively, substantially all related to the Te Rito loan. No income taxes were paid in either year.

Off-Balance Sheet Arrangements

As of December 31, 2025 and 2024, CIC did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources. CIC does not have any unconsolidated special-purpose entities, guarantee contracts, or retained or contingent interests in transferred assets.

Critical Accounting Policies and Estimates

The preparation of CIC’s financial statements in conformity with U.S. GAAP requires CIC’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from these estimates. CIC’s management considers the following accounting policies to be the most critical:

Exploration License

The Exploration License represents capitalized costs directly attributable to acquiring the License, amortized on a straight-line basis over the five-year License term (February 23, 2022 to February 23, 2027).

Pre-license costs were expensed as incurred, and subsequent exploration expenditures (geological surveys, drilling, sampling, environmental studies, vessel mobilization) are expensed as incurred until economic viability is established. The License is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable, including license expiry without renewal, cessation of exploration, and evidence that costs are unlikely to be recovered. CIC is required to relinquish 60.0% of the licensed area by February 2027; any capitalized costs specifically attributable to relinquished blocks would be written off. No impairment indicators were identified as of December 31, 2025 or 2024.

Convertible Debt and Embedded Derivatives

CIC evaluates each convertible instrument under ASC 470 (Debt) and ASC 815 (Derivatives and Hedging) to determine whether the conversion feature should be bifurcated and accounted for separately. CIC concluded that the CIC LLC, SPMP 2023, and MHCI SPA Notes are debt instruments with equity-qualified conversion features that are not bifurcated (indexed solely to CIC’s own equity, meeting the ASC 815-40 scope exception). The MHCI-2 Note, however, contains embedded features (including contingent conversion at discounted prices and a 1.50x change-of-control cash payoff) that required bifurcation. The embedded derivative is measured at fair value using Level 3 inputs—see the Fair Value discussion below. Warrants issued with convertible notes are classified as equity and recorded in additional paid-in capital at their relative fair value, creating a debt discount that is amortized over the expected term using the effective interest method. The 2024 MHCI amendment was analyzed under ASC 470-50 (modification vs. extinguishment) and determined to be a modification, as the present value of cash flows did not change by 10.0% or more.

Fair Value Measurements—Embedded Derivative Liability

The MHCI-2 embedded derivative liability is CIC’s only financial liability measured at fair value on a recurring basis and is classified within Level 3 of the fair value hierarchy. The fair value is estimated using a Monte Carlo simulation combined with a with-and-without valuation method. Significant unobservable inputs include: share price ($1.22), remaining term (2.41 years), annualized volatility (98.6%), risk-free rate (3.5%), discount rate (22.75%), dividend yield (0.0%), 10.0% conversion discount for qualified/non-qualified financing, 5.0% probability of such financing, 1.50x change-of-control premium, and 30.0% probability of a change-of-control event. Changes in these assumptions—particularly share price, volatility, and financing/change-of-control probabilities—could materially affect the fair value of the embedded derivative.

Foreign Currency Translation

CIC’s functional currency is the New Zealand Dollar and its reporting currency is the U.S. dollar. Assets and liabilities are translated at period-end exchange rates (0.5748 and 0.5592 NZD/USD at December 31, 2025 and 2024, respectively), and results of operations and cash flows are translated at average rates (0.5820 and 0.6049 for 2025 and 2024, respectively). The effect of exchange rate fluctuations on translation is recorded in accumulated other comprehensive loss, which was $270,000 and $59,000 at December 31, 2025 and 2024, respectively.

Income Taxes

CIC accounts for income taxes under ASC 740. As of December 31, 2025, total deferred tax assets were $9.6 million at December 31, 2025, compared to $6.6 million at December 31, 2024, consisting entirely of Cook Islands NOL carryforwards. A full valuation allowance has been maintained against all deferred tax assets based on management’s conclusion that realization is not more likely than not absent successful commercial operations. The NOL carryforwards do not expire provided there is at least 40.0% continuity of ownership. CIC has not identified any uncertain tax positions requiring recognition.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” which enhances the transparency and decision usefulness of income tax disclosures, including a tabular rate reconciliation, disaggregated income taxes paid, and additional income tax expense disaggregation. The ASU is effective for private business entities for fiscal years beginning after December 15, 2025, with early adoption permitted. CIC is currently evaluating the impact this guidance will have on its financial statements and related disclosures.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks primarily related to foreign currency exchange rates and, to a lesser extent, interest rates. CIC does not currently use derivative instruments to hedge these exposures.

Foreign Currency Exchange Rate Risk

CIC’s functional currency is the New Zealand Dollar and its reporting currency is the U.S. dollar. As a result, all assets and liabilities denominated in NZD are subject to translation effects when reported in USD. As of December 31, 2025, CIC’s net assets (liabilities) subject to translation totaled approximately $25.0 million. CIC recognized foreign exchange transaction gains of $169,000 in 2025 and losses of $263,000 in 2024, reflecting both realized and unrealized effects of NZD/USD rate movements on non-functional-currency-denominated balances. A hypothetical 10.0% adverse change in the NZD/USD exchange rate would result in a translation adjustment of approximately $2.5 million, which would be recorded in other comprehensive income.

Interest Rate Risk

CIC’s outstanding debt consists primarily of fixed-rate instruments: convertible notes at 6.0% (CIC LLC, SPMP, MHCI-1, Provident) and 15.0% (MHCI-2), and the Te Rito loan at 8.0%. Because substantially all of CIC’s borrowings bear fixed interest rates, CIC has limited exposure to interest rate risk.

Concentration Risk

CIC had one vendor that provided a majority of charter vessel services during both 2025 and 2024. Amounts due to this vendor were approximately $0.9 million and $0.7 million as of December 31, 2025 and 2024, respectively. The loss of this vendor or a significant disruption to its services could materially affect CIC’s ability to conduct offshore exploration activities.

CERTAIN CIC RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Directors, Officers, 5% Holders and Immediate Family Members

Directors’ Fees and Director Consulting Arrangements

CIC’s Board of Directors approved a recommendation from CIC’s Compensation Committee for the 2025 Board of Directors Compensation Plan (the “2025 CIC Board Compensation Plan”). Under that plan, Mr. Albanese, Dr. Hensler, Ms. Barton, Ms. Harvey, Lord Lingfield and Raphael Diamond were approved to receive an annual cash retainer of $30,000 and an equity retainer of $60,000 for board service. Additional fees were approved and/or paid for service in leadership roles, including for Mr. Albanese as Co-Chair, Ms. Barton as Lead Director, Dr. Hensler and Ms. Barton as committee chairs, and Raphael Diamond, Ms. Harvey and Lord Lingfield as committee members. The cash portion of these amounts was accrued for seven of eight directors, and the 2025 CIC Board Compensation Plan was extended through the first quarter of 2026. Raphael Diamond served as a director of CIC from June 2024 to November 2025 but was no longer serving as of the date of this proxy statement/prospectus.

On November 1, 2025, CIC entered into a six-month consulting agreement with Laura L. Barton, a director of CIC, pursuant to which Ms. Barton agreed to assist CIC’s management in preparation for the proposed transaction. Under the agreement, Ms. Barton receives $20,000 per month and 250,000 Class B shares of CIC. As of May 1, 2026, the agreement had been extended for an additional two months. The aggregate cash amount payable under the agreement through April 30, 2026 was $120,000, and the 250,000 Class B shares were issued on April 6, 2026.

Related Party Financing Arrangements

CIC’s Funding from CIC LLC and Te Rito

In November 2023, CIC issued the 2023 Convertible Note to CIC LLC in the principal amount of $1,200,000, bearing interest at a simple rate of 6.0% per annum (“2023 CIC LLC Convertible Note”). CIC LLC is the majority stockholder of CIC and is controlled by Mr. Greg Stemm, a director and executive officer of CIC. The 2023 CIC LLC Convertible Note is payable on demand by the holder or at CIC’s election at any time on or after November 3, 2023, as such has been classified as a current liability in the accompanying balance sheets. The holder has the option to convert the unpaid principal and accrued interest into Class A Voting Shares of CIC at a conversion price of $2.00 per share. In connection with the issuance of the 2023 CIC LLC Convertible Note, CIC also issued CIC LLC a warrant to purchase up to 156,000 Class A Voting Shares at an exercise price of $0.0001 per share (the “CIC LLC Warrant”). As of April 30, 2026, the outstanding balance of the 2023 CIC LLC Convertible Note, including accrued interest, was $1,108,170.

In February 2024, CIC LLC assigned $250,000 of its right, title, and interest in the indebtedness outstanding under the 2023 CIC LLC Convertible Note to Provident Trust Group LLC FRO Raphael Diamond Traditional IRA (the “Provident Holder”). The beneficiary of the Provident Holder, Raphael Diamond, became a director of CIC in June 2024. A new Convertible Promissory Note was issued by CIC to the Provident Holder to evidence the assigned indebtedness, with substantially identical terms to the 2023 CIC LLC Convertible Note. Concurrently, CIC LLC assigned to the Provident Holder up to 32,500 of the 156,000 Class A Shares purchasable under the original CIC LLC Warrant, and a new warrant was issued to the Provident Holder on the same economic terms. After the partial assignment, CIC LLC retained $950,000 of the principal balance and 123,500 of the warrant shares. As of April 30, 2026, the outstanding balance of the Provident note, including accrued interest, was $283,329.

CIC has borrowed funds from Te Rito O Taku Peu Tupuna, a Cook Islands cultural arts trust of which Laurie Stemm, the wife of Gregory P. Stemm, CIC’s director and Chief Executive Officer, is a trustee. The indebtedness bears interest at 8.0% per annum, and CIC is current in its monthly payments on such indebtedness. As of April 30, 2026, the outstanding balance of such indebtedness was $808,473.

Accrued Compensation

Certain of CIC’s directors and executive officers have agreed to deferred payment of compensation and expense reimbursement amounts that would otherwise have been payable to them in cash. In lieu of the compensation and expense reimbursement amounts, CIC has issued promissory notes to three of such persons. As of April 30, 2026 the principal and accrued interest on such notes was:

Thomas Albanese $84,354

Greg Stemm controlled entity $478,139

Adam Stemm controlled entity $28,127

CIC subsequently repaid the note payable to Mr. Albanese by the issuance of Class B shares.

The note payable to an entity controlled by Greg Stemm bears interest at an annual rate of 8%, and all principal and accrued interest are due on December 31, 2026. The note payable to an entity controlled by Adam Stemm bears interest at an annual rate of 12%, and all principal and accrued interest are due on December 31, 2026.

In addition, CIC’s other directors have agreed to deferred payment of compensation and expense reimbursement in amounts that are not represented by promissory notes. Those amounts are:

Karen Jane Harvey $ 43,750

Laura L. Barton $ 106,875

Philipp Hensler $ 90,000

Bix DiMeo $ 7,500

Raphael Diamond $ 35,000

Convertible Notes Held by MHCI, Provident and Other Related Holders

Minerals Harvesting Cook Islands I (“MHCI”), Minerals Harvesting Cook Islands II (“MHCI-2”) and Provident Trust were controlled by Raphael Diamond, who at the time of the underlying transactions was in the process of becoming a director of CIC. In April 2026, AOM acquired the MHCI SPA, MHCI-2 and Provident instruments. CIC has agreed to amend those instruments to assign all rights thereunder to AOM, authorize AOM to convert the obligations into CIC equity at $1.00 per share and remove anti-dilution provisions from those agreements. As of April 30, 2026, the outstanding balances, including principal and accrued interest, were $11,862,828 for MHCI SPA, $7,290,658 for MHCI-2 and $283,329 for Provident Trust.

CIC LLC Note Purchase Agreement with AOM

On April 8, 2026, in connection with the Merger Agreement, CIC LLC and AOM entered into the CIC LLC Note Purchase Agreement pursuant to which CIC LLC may issue and sell to AOM a convertible promissory note in an aggregate principal amount of up to $5.0 million. The note bears interest at 8.0% per annum, payable in kind on a quarterly basis, matures on April 7, 2030, and is convertible by AOM in connection with the exercise of the CIC LLC Option. CIC LLC is CIC’s majority stockholder and is controlled by Gregory P. Stemm, a director and executive officer of CIC. Please refer to the section entitled “Certain AOM Relationships and Related Party Transactions—Strategic Investment, Acquisition and Equity Exchange Arrangements—CIC LLC Note Purchase Agreement.”

CIC Limited Note Purchase Agreement with AOM

On April 8, 2026, in connection with the Merger Agreement, CIC and AOM entered into the CIC Limited Note Purchase Agreement pursuant to which CIC may issue and sell to AOM a convertible promissory note in an aggregate principal amount of up to $20.0 million, with staged draw requests. Depending upon the amount advanced under the CIC Limited Note Purchase Agreement, exercise of AOM’s conversion privilege may result in AOM’s being the owner of more than 5% of CIC’s outstanding shares. In addition, AOM purchased certain Convertible Notes from MHCI which, if converted, would result in ownership over 5%. Further, Mr. Albanese, a director of CIC, is the Chairman of AOM. Please refer to the section entitled “Certain AOM Relationships and Related Party Transactions—Strategic Investment, Acquisition and Equity Exchange Arrangements—CIC Limited Note Purchase Agreement.”

Strategic Investment, Acquisition and Equity Exchange Arrangements

CIC Equity Exchange Agreement

On April 8, 2026, in connection with the Merger Agreement, Odyssey and certain stockholders of CIC (the “CIC Stockholders”) entered into the CIC Equity Exchange Agreement pursuant to which the CIC Stockholders agreed to exchange their CIC Shares for shares of Odyssey Common Stock as soon as practicable after the effective date of the Merger. In exchange for the CIC Shares, Odyssey will deliver to each participating CIC Stockholder a number of shares of Odyssey Common Stock determined by multiplying the number of CIC Shares exchanged by a fraction, the numerator of which is the value per CIC Share and the denominator of which is the value per share of Odyssey Common Stock paid by the AOM PIPE Investors. The aggregate maximum number of shares of Odyssey Common Stock issuable under the CIC Equity Exchange Agreement is subject to the applicable 19.9% Nasdaq limits, unless Odyssey obtains the requisite stockholder approval and otherwise complies with applicable Nasdaq rules. Please refer to the section entitled “Certain AOM Relationships and Related Party Transactions—Strategic Investment, Acquisition and Equity Exchange Arrangements—CIC LLC Note Purchase Agreement.”

CIC LLC Option Agreement

On April 8, 2026, in connection with the Merger Agreement, Odyssey and CIC LLC entered into the CIC LLC Option Agreement pursuant to which, following the six-month period after completion of the Merger, Odyssey has the right, but not the obligation, to purchase CIC shares from CIC LLC. The purchase price per share is based on the valuation of CIC divided by the total number of issued and outstanding CIC shares, assuming full conversion or exercise of all outstanding options, warrants, convertible securities or similar rights. The valuation of CIC for this purpose will be $200.0 million before approval of a pre-feasibility study, $225.0 million after such approval and before issuance of a trial harvesting license, and $300.0 million after issuance of a trial harvesting license. CIC LLC is CIC’s majority stockholder and is controlled by Gregory P. Stemm, a director and executive officer of CIC. Please refer to the section entitled “Certain AOM Relationships and Related Party Transactions—Strategic Investment, Acquisition and Equity Exchange Arrangements—CIC LLC Option Arrangements.”

CIC Limited Option Agreement

On April 8, 2026, in connection with the Merger Agreement, Odyssey and certain stockholders of CIC (the “CIC Option Stockholders”) entered into the CIC Limited Option Agreement pursuant to which, at any time and from time to time following the six-month period after completion of the Merger, Odyssey has the right, but not the obligation, to purchase from each CIC Option Stockholder all or a portion of the CIC Shares held by that stockholder. The purchase price per share is equal to the valuation of CIC divided by the total number of issued and outstanding shares of CIC, assuming full conversion or exercise of all outstanding options, warrants, convertible securities or similar rights. The valuation of CIC for this purpose will be $200.0 million prior to approval by the Cook Islands Seabed Mineral Authority of a pre-feasibility study, $225.0 million after such approval and before issuance of a trial harvesting license, and $300.0 million after issuance of such trial harvesting license. The purchase price is payable by Odyssey in a combination of cash and shares of Odyssey Common Stock, in such amounts and proportions as Odyssey determines in its sole discretion. Please refer to the section entitled “Certain AOM Relationships and Related Party Transactions—Strategic Investment, Acquisition and Equity Exchange Arrangements—CIC Limited Option Arrangements.”

Royalty, Revenue Participation and Other Economic Interest Arrangements

CIC Revenue Participation Agreement with AOM

On February 2, 2026, CIC and CIC LLC, as guarantor, entered into a revenue participation agreement with AOM pursuant to which AOM was granted a perpetual revenue participation interest equal to 1.0% of gross proceeds, as defined in the agreement, derived from the sale or other disposition of minerals recovered from seabed areas within the Cook Islands exclusive economic zone covered by an exploration license issued to CIC. Pursuant to the agreement, AOM advanced an aggregate of $5.0 million. Revenue participation payments are payable quarterly in U.S. dollars, with late payments bearing interest at 8.0% per annum. To secure CIC’s obligations under the agreement, CIC granted AOM a security interest over its present and after-acquired personal property, and CIC LLC guaranteed CIC’s obligations. AOM subsequently agreed to assign its rights under the agreement to 1001525062 Ontario Inc. pursuant to the Royalty Assignment Agreement dated March 25, 2026. CIC LLC is CIC’s majority stockholder and is controlled by Gregory P. Stemm, a director and executive officer of CIC. Please refer to the section entitled “Certain AOM Relationships and Related Party Transactions—Royalty, Revenue Participation and Other Economic Interest Arrangements—CIC Revenue Participation Agreement.”

Service, Consulting, Management and Lease Arrangements

Odyssey Service Agreements

Odyssey provided services to CIC under the Services Agreement, dated as of January 4, 2019, and the Services Agreement, dated as of August 1, 2020 (collectively, the “Odyssey-CIC Services Agreements”). Odyssey is the parent company of Odyssey Marine Minerals LLC, the owner of approximately 14% of CIC’s Class B Shares. At the expiration of the Odyssey-CIC Services Agreements on August 1, 2025, Odyssey earned 18,819,049 Class B Shares of CIC through the provisions of services thereunder. The Class B Shares were issued in April 2026, and CIC has no outstanding obligations under the Odyssey-CIC Services Agreements.

Management Services Agreement with CIC LLC

Effective January 1, 2021, CIC and CIC LLC entered into a Management Services Agreement pursuant to which CIC LLC provides specialty consultants for marine operations, scientific, processing, executive, finance and administrative services to CIC. CIC LLC is CIC’s majority stockholder and is controlled by Gregory P. Stemm, CIC’s Co-Chairman and Chief Executive Officer. CIC LLC charges a 5.0% overhead fee for personnel provided to CIC. CIC currently obtains the services of 12 additional consultants through this arrangement. It is anticipated that a new services agreement will be entered into upon completion of the Merger.

Director Consulting Services Agreement

Please refer to the section entitled “Certain CIC Relationships and Related Party Transactions—Transactions with Directors, Officers, 5% Holders and Immediate Family Members—Directors’ Fees and Director Consulting Arrangements.”

Lease Transactions

CIC leases six properties from relatives of or entities controlled by Shona Mato Lynch, CIC’s Cook Islands Country Manager. Three of the properties are leased on a month-to-month basis with aggregate annual rental of US$138,945. The remaining properties are leased pursuant to lease agreements (a) expiring in May 2027, with an annual rental of US$12,744, (b) expiring in January 2029, with an annual rental of US$15,900, and (c) expiring in February 2029, with an annual rental of US$16,900.

Employee Compensation

Adam Stemm, CIC’s Chief Operating Officer, is the son of Gregory P. Stemm, CIC’s director and Chief Executive Officer. Adam Stemm receives an annual salary of $150,000.

Scott Stemm, CIC’s IT and Logistics Manager, is the brother of Gregory P. Stemm. Scott Stemm receives an annual salary of $90,000.

Adam Stemm and Scott Stemm are also provided accommodations and transportation pursuant to CIC policy applicable to foreign workers working in the Cook Islands.

Outstanding Balances, Repayments and Other Obligations

The outstanding balances on the debt obligations described above, including principal and accrued interest through April 30, 2026, are:

Debtholder	Outstanding Balance
CIC LLC	$1,108,170
MHCI SPA (Now held by AOM)	$11,862,828
MHCI-2 (Now held by AOM)	$7,290,658
Provident Trust (Now held by AOM)	$283,329
Te Rito	$808,473

Review, Approval or Ratification of Related-Person Transactions

Pursuant to the CIC Limited Commitment and Payment Authority Matrix approved in October 2023, transactions with a committed dollar value in excess of $2,000,000 require board approval. CIC also requires board review and approval of related-party transactions. In reviewing a related-party transaction, the board considers the identity of the related person, the nature and extent of the related person’s interest, the business purpose of the transaction, the material terms of the transaction and whether the transaction is fair and reasonable to CIC in light of the circumstances. All of the transactions described above were approved by the CIC board. Interested directors did not participate in the approval of transactions in which they had a direct or indirect material interest.

INFORMATION ABOUT OML

Unless otherwise indicated or the context otherwise requires, references in this section to “OML” refer to Ocean Minerals, LLC, a Cayman Islands limited liability company, and its consolidated subsidiaries.

Corporate History and Organizational Structure

OML was originally formed as a Texas limited liability company in February 2016 (“OML Texas”). Since its inception, OML has been principally engaged in the exploration and development of deep-ocean seabed minerals resources in the Cook Islands exclusive economic zone, or EEZ.

In 2022, OML Texas completed a reorganization under which the company was re-domesticated as a Cayman Islands limited liability company and in which the members of OML Texas contributed respective membership interests in OML Texas to OML in exchange for membership interests in OML, after which OML Texas was dissolved. In connection with such reorganization, the assets of OML Texas, principally consisting of equity interests in its below-described subsidiaries, became owned by OML.

Since its inception and prior to March 20, 2026, OML has raised an aggregate of approximately $29.4 million in equity capital through various price placements of its membership interests, including a private placement that closed in 2022 in which Transocean Minerals Holdings Limited (“Transocean”) invested an aggregate of $10.0 million in OML in exchange for 654,476 membership interests of OML and private placement completed in July 2023 in which Odyssey invested an aggregate of $6.0 in exchange for 293,399 membership interests of OML. OML currently has approximately equity holders, including AOM and Odyssey.

In August 2022, OML entered into a loan agreement with Transocean in which Transocean loaned to OML an aggregate of $4.5 million, and a further loan in the amount of $3.0 million was made under the loan agreement in 2024. In March 2026 and in anticipation of the Merger, AOM purchased the Transaction loan from Transocean and converted such loan into an aggregate of 1,963,639 OML Units.

On March 20, 2026, AOM and OML entered into the OML Unit Purchase Agreement with AOM pursuant to which AOM agreed to purchase 997,995 OML units for $20.0 million, and on such date, AOM paid an initial $7.5 million advance in exchange for 366,748 OML units. In addition, at any time and from time to time, AOM has the right to acquire additional OML units sufficient to hold at least 67% of the outstanding OML units, subject to the terms of the agreement. Please refer to the section entitled “Certain Agreements Related to the Merger—OML Unit Purchase Agreement.”

The OML Equity Exchange Agreement contemplates that all or substantially of the members of OML, excluding AOM and Odyssey, will exchange their OML units or unit options for shares of Odyssey common stock in connection with the Merger (the “OML Equity Exchange”). As a result of the OML Equity Exchange Agreement and assuming that all equity holders of OML exchange their OML units for shares of Odyssey common stock in the OML Equity Exchange, then OML will become a wholly owned subsidiary of the combined company following the Merger. Please refer to the section entitled “Certain Agreements Related to the Merger—OML Equity Exchange Agreement.”

Business Plan

OML is a development-stage company focused on exploring and advancing polymetallic nodule resources in the Cook Islands EEZ. In 2016, prior to the organization of OML, Deep Reach Technology, Inc., an underwater mining engineering and consulting company (“DRT”), was founded using a $2.0 million study grant from the Army Research Lab with an objective to identify Rare Earth Element (“REE”) deposits on the seabed. This process led DRT to the Cook Islands, where DRT identified a sizable REE sedimentary source and also noted the existence of large, cobalt rich polymetallic nodule fields in the Cook Islands EEZ. As a result of this discovery, DRT organized OML in 2016 for the purpose of pursuing the identified deposits and to develop the resources therein.

OML currently has two distinct projects: an active deep-sea polymetallic nodule project known as Moana-1 that is currently in the exploration stage (“Moana-1”) and a currently inactive deep-sea sediment project currently at a prospecting or pre-exploration stage (the “Sediment Project”). Both projects are situated within the Cook Islands EEZ and are therefore under the Cook Islands’ jurisdiction as an independent Commonwealth nation with stable governance. The Cook Islands is currently the only country in the world with seabed mining regulations in place for polymetallic nodules. Although OML is currently actively pursuing only the Moana-1 project and was awarded an exploration license from the Cook Islands in February 2022 for an area of 23,630 square kilometers for polymetallic nodules, OML has an agreement with the Cook Islands government which grants OML exclusive rights or rights of first refusal to apply for a prospecting permit and/or exploration license for the Sediment Project for over approximately 36,000 square kilometers of the seabed considered highly prospective for containing rare earth element-enriched sediments.

In February 2022, Moana Minerals Limited, a wholly owned subsidiary of OML (“Moana Minerals”), was awarded an exploration license (the “Exploration License”) by the Seabed Mineral Authority of the Cook Islands (the “SBMA”), which is the Cook Islands government agency responsible for the management and regulation of all seabed minerals activity under the jurisdiction of the Cook Islands. The Exploration License was granted for an area of 23,630 square kilometers in the Cook Islands EEZ and is valid for a term of five years. An application for license renewal can be made at least 90 days before the expiry of the license in line with Section 63 of the Seabed Minerals (Exploration) Regulations (2020). The SBMA Act and regulations there under provide the holder of an exploration license with defined rights and the ability to extend the license for a further three terms each of up to five years, provided the requirements as defined in the applicable regulations are met. OML’s current intent is to complete its program of work required to submit an application for a project permit and mineral harvesting license within the initial five-year term.

Activities under the Environmental Act and Environment (Seabed Minerals Activities) Regulations (2023) are managed under a tiered system: Tier 1 activities are managed under the Exploration License, Tier 2 activities require an Environmental Consent, and Tier 3 activities require an Environmental Permit after submission of an Environmental Impact Assessment (EIA).

For exploration activities, Moana Minerals must provide environmental notice (e.g. environmental significance declaration) and an objectives plan prior to each cruise to the licensed area. The company is also required to obtain activity-specific permits for various specific day-to-day business tasks. For activities such as trial mining and mineral harvesting, Moana Minerals will need to undertake an environmental risk assessment, environmental scoping exercise and report, environmental impact assessment, environmental impact statement, environmental management system including an environmental management and monitoring plan, and closure plan.

Under the Cook Islands Environment Act 2023 and the Environment (Seabed Minerals Activities) Regulations 2023, commercial seabed mining is considered a Tier 3 Activity that requires an environment and social impact assessment (an “ESIA”) to be undertaken, and an environment permit to be granted prior to commencement of operations. The first step in the Cook Islands ESIA permitting process is to undertake an Environmental Scoping Exercise, which describes the project, the existing social and biophysical environment, potential issues and impacts that may occur during operations and a proposed method for assessing those impacts during the ESIA. OML and its contractors, ERIAS Group and Fathom Pacific, undertook an Environmental Scoping Exercise, culminating in a 187-page ESIA Scoping Study report that was submitted to the National Environment Service (NES) in January 2025. Submission of the report to NES was the official commencement of the environmental approvals process for the project and forms the basis for ESIA studies.

Moana Minerals has commenced ESIA studies, including installation of long-term oceanographic moorings to characterize the physical aspects of the water column such as ocean currents, salinity, temperature, water clarity, downward sediment flux and noise. Additional studies that have commenced include the characterization of seafloor sediments and collection of biological samples. Now that the ESIA has formally commenced, extensive field and desktop studies are scheduled to proceed to support the ESIA. These studies have already been scoped, and a number of them have been awarded to specialist scientific groups. An extensive stakeholder engagement program has been underway by OML for a number of years, and this program of work will become more formalized during the ESIA.

Royalties under Cook Islands law are addressed within the Seabed Minerals (Royalties) Regulations 2013. The regulations state that holders of a mining license are liable for a royalty equal to 3% of the export value of minerals recovered under a mining license. The export value of minerals recovered is the free-on-board (FOB) price received. Transfer pricing considerations are included in Income Tax (Transfer Pricing) Regulations 2014. Under the Seabed Minerals Act 2019, any royalties paid to the Crown or the Authority (Seabed Minerals Authority; SBMA) are to be managed by the Ministry of Finance and Economic Management separately from other public money within an established sovereign wealth fund.

Moana-1 Project

The Moana-1 project is located within the EEZ of the Cook Islands in area in the South Pacific Ocean (See Figure 1 below). While the Exploration License is confined to an area of 9,118 square miles, the project is part of a wider known deposit of polymetallic nodules found within the Cook Islands EEZ. The project is located on the seabed, more than 5,000 m below sea level. The project is located 323 miles from Avarua, Rarotonga, 163 miles from Aitutaki, and 2,370 miles from Auckland, New Zealand.

Figure 1

OML has not commenced commercial harvesting or production. Its current business consists of resource definition, environmental research and studies in support of baseline compilation and compiling the ESEA, technical and engineering work, delivery of a pre-feasibility report, work program planning and advancing the project through the Cook Islands regulatory process. An estimated 18 to 24 months are required to submit applications for environmental permits and a harvesting license for the project, the award of which is subject to completion of the required milestones and securing of approvals.

Concurrent with this, OML is conducting advanced engineering diligence of harvesting solutions from Transocean and GSR and other vendors for the contemplated build-out of a riser-lift harvesting system, which is expected to be chartered by OML under a production contract. Similarly strategic partners are being sought to provide metallurgical processing facilities for extraction of sellable product from harvested nodules. This work will be conducted in conjunction with the AOM management team.

The grant of the Exploration License for Moana-1 in February 2022 resulted in the initiation by OML of a planned 5-year exploration program. The exploration program has been made possible by the capabilities of OML’s dedicated and owned research vessel, the MV Anuanua Moana (See Figure 2). This vessel is owned and operated by OML’s wholly owned subsidiary, Kiva Marine Limited. The vessel was bought and specifically converted in Europe and the USA in 2022 to be a dedicated deep-sea exploration research ship, equipped with almost all of the tools and equipment required for successful, efficient, deep sea mineral exploration.

Figure 2

Since the awarding of the exploration license, MML has mapped almost 23,000 square kilometers (or 99.9%) of the Moana-1 project area, conducted six deep-sea exploration expeditions, commenced and continued conducting environmental and geological sampling and analysis, deployed long term environmental mooring arrays, collected an approximately six tonne bulk nodule sample, and recovered approximately 588 seabed samples. The company has also continued to implement a structured community engagement program with community members in the Cook Islands. MML has provided nodule sample material for bench scale testing to multiple potential commercial processors, in addition to contracting with two independent metallurgical process testing facilities to develop the company’s own proprietary hydrometallurgical process (Cuprion Sulphate).

In February 2025, OML updated its 2019 OML preliminary economic assessment to align with Cook Islands nodule exploration standards that require completion of a pre-feasibility report generally in accordance with the JORC Code, which the Australasian Code for Reporting of Exploration Results, Minerals Resources and Ore Reserves. This update also captured results from OML’s recently updated resource definition (updated JORC Resource Report and Regulation S-K Item 1300 Technical Report) and mineral resource modeling, information from process testing of Cook Islands nodules, current information on pricing for metal products, revised estimates for the cost of mining and processing, and updated analysis of industry risks based upon progress made over the last 4 years by multiple companies and agencies in the deep-sea mining space. This update provided the foundation for the pre-feasibility report that was completed in August 2025 and that is described below.

OML believes that its development plan for the Moana-1 project could result in commercial production as early as late 2028 if all studies and analysis are completed and a required Mineral Harvesting License is granted by the SBMA (the “Mineral Harvesting License”). To meet this schedule, the next two years of development under the terms of the Exploration License will focus on the following:

•

completion of environmental data collection and execution of a program of scientific studies culminating in an environmental assessment and submission of an ESIA to the National Environment Service (NES) of the Cook Islands and application for a project (environmental) permit;

•	execution of a prefeasibility level engineering and economic analysis for a full mining and processing system; and

•	formal application to the Cook Islands Seabed Minerals Authority (SBMA) for a Mineral Harvesting license.

Business Strategy

The following are the key elements of OML’s business strategy with respect to the Moana-1 project:

•	completing the exploration program and securing a Mineral Harvesting License and permission to commence harvesting operations;

•	completing the development of the harvesting system to harvest nodules from the seafloor and transport them to one or more transfer ports for delivery to processing facility(ies); and

•	complete the development of the processing system to receive the raw nodule ore and produce metals and metal compounds in the form(s) required for end users.

The following is more detailed information regarding reach of these key elements:

Completing Exploration Program and Securing Mineral Harvesting License

Moana Minerals’ exploration program is designed to achieve two key objectives: (1) understanding the likely environmental impact of harvesting operations and (2) developing the design basis and feasibility assessment for an end-to-end harvesting, transport, and processing operation sufficient to demonstrate economic and financing viability. These objectives encompass environmental baseline assessment (including sampling and analysis of chemistry and biology across the water column, air, sea surface, seabed, and underlying sediment), completion of an ESIA (for which a scoping study has been completed and delivered to the National Environmental Service), resource definition upgrades (completed in 2024 using data from 2023 expeditions), and the conduct of a Preliminary Feasibility Study required to support project financing. Environmentally focused campaigns are planned for 2025 and 2026. The exploration program is structured to culminate in the securing of a Project (Environmental) Permit following completion of the ESIA process and, subsequently, a Mineral Harvesting License following completion of the Preliminary Feasibility Study.

Development of Harvesting System

Moana Minerals has sized its harvesting system to deliver approximately 3.3 million tons of nodules (dry weight) per year from a single operation, which, based on current resource estimates, is expected to support over 50 years of production (i.e., life of mine). The harvesting system concept comprises a self-propelled seabed nodule collector, a riser and lift system utilizing multiple mechanical lift pumps to transport nodules as a slurry to the surface, a surface-based production vessel from which the collector and riser are deployed and controlled, and standard bulk ore carriers for transport of harvested nodules to one or more ports for offloading and processing. The collector hydraulically recovers nodules from the seafloor, separates most sediment for discharge, and introduces the nodule-water slurry to the riser for pumping to the surface. See Figure 3 for a graphic illustration of the components of the planned design of the system.

Moana Minerals’ preferred provider for mineral harvesting services is the team of GSR and Transocean, with whom agreements are in place to provide a turn-key system concept with cost information sufficient for the Preliminary Feasibility Study. The method of mining was first successfully pilot tested over 50 years ago, and more recent integrated pilot tests have been conducted by other industry participants, including in the Clarion-Clipperton Zone. Transocean and GSR are currently proposing to convert an existing drill ship for harvesting operations, which they have indicated should be operational and tested in 2027, with initial capacity of approximately 1.7 million tons per annum and full-scale production capacity expected to come into operation one to two years after award of the harvesting license.

-1000
-2000
-3000
-4000
-4600
-4700
Seabed Nodule Collector (PATIII)

Figure 3

Moana Minerals is initially focused on processing nodules at one or more existing brownfield sites that can be adapted for nodule processing, as such sites have much of the required infrastructure already in place and may cost approximately 40–60% of a greenfield facility while also reducing the timeframe for government approvals. The most likely locations for initial processing appear to be in Australia, with additional options under consideration in South Korea, Indonesia, and the United States. Moana Minerals has completed bench-scale testing of a modified Cuprion hydrometallurgical process on Cook Islands nodules, achieving cobalt recoveries exceeding 90%, with results independently confirmed by BGRIMM and ALS. Four processing options are currently under evaluation as part of the Preliminary Feasibility Study: a modified Cuprion process, a reductive acid leach process, a high-pressure acid leach process, and a combined pyrometallurgical and hydrometallurgical approach. Moana Minerals has retained Kingston Process Metallurgy Inc., a minerals processing solutions provider, to assist with the Preliminary Feasibility Study, process selection, and subsequent detailed plant design. Moana Minerals intends to strategically partner with processing companies to develop the supply chain from receipt of nodules through delivery of battery chemicals and metals to market, and is also exploring the establishment of greenfield processing plants within the United States and U.S. territories to support domestic critical metals supply chains.

Jurisdictions and Principal Offices

OML is a Cayman Islands limited liability company and, through its wholly owned operating subsidiary, Moana Minerals Limited, its principal operations are tied to the Cook Islands exclusive economic zone and are subject to the regulatory oversight of the Cook Islands Seabed Minerals Authority (“SBMA”).

OML’s registered office is c/o Services Caymans Ltd, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands. OML’s principal executive offices include the operational offices of Moana Minerals Limited at Watson House, 2nd Floor, Avarua, Rarotonga, Cook Islands, from which management and technical oversight of operations are conducted. OML also maintains an administrative office at 1414 Enclave Parkway, Houston, Texas 77077 and expects to transition that office to 480 W Jubal Early Drive, Suite 350, Winchester, Virginia 22601.

Ownership Chart and Subsidiaries

OML is a Cayman Islands limited liability company, and under OML’s limited liability company agreement as currently in effect (the “OML LLC Agreement”), the equity interests of OML are represented by a single class of membership units (the “OML Units”). As of April 30, 2026, OML had 7,019,821 OML Units outstanding, and 517,312 OML Units were issuable pursuant to outstanding options to purchase OML Units. OML has approximately 39 holders of outstanding OML Units and unit options.

The following table sets forth information regarding the beneficial ownership of OML Units as of April 30, 2026 by (i) each of OML’s current directors and executive officers, (ii) all current directors and executive officers of OML as a group and (iii) each person known by OML to beneficially own more than 5% of the outstanding OML Units. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power and/or investment power with respect to the relevant securities. Except as otherwise indicated in the notes to the table, OML believes that each beneficial owner identified below has sole voting and investment power with respect to the securities shown as beneficially owned by such person. Unless otherwise indicated, the address of each beneficial owner is c/o Ocean Minerals, LLC, 1414 Enclave Parkway, Houston, Texas 77077.

Name(1)	OML Units	% Ownership	% Voting rights
American Ocean Minerals Corporation(2)	2,330,387	33.20%	33.20%
Transocean Minerals Holdings, Limited(3)	912,345	13.00%	13.00%
Directors and Executive Officers as a Group(4)	2,485,237	34.33%	32.27%
John Halkyard(5)	1,227,869	17.43%	17.12%
David Huber(6)	811,755	11.44%	10.48%
David Keddington	—	—	—
Hans Smit(7)	219,878	3.08%	1.46%
Karl Winter	25,735	3.22%	3.22%
Other Unitholders(8)	5,051,896	69.04%	21.53%
Total Outstanding	7,019,821	100%	100%

Notes:

(1)

Beneficial ownership is based on 7,019,821 OML Units outstanding as of April 30, 2026. Because OML has a single class of membership units, percentage ownership is based on the total number of outstanding OML Units.

(2)

American Ocean Minerals Corporation beneficially owns 2,330,387 OML Units, representing approximately 33.20% of the outstanding OML Units. Such holdings consist of 1,963,639 OML Units acquired upon AOM’s exercise of lender conversion rights following its acquisition of the Transocean loan in March 2026 and 366,748 OML Units issued to AOM in exchange for its initial $7.5 million advance under the OML Unit Purchase Agreement. AOM, a Delaware corporation, also has the right, but not the obligation, to acquire additional OML Units sufficient to hold at least 67% of the outstanding OML Units pursuant to the OML Unit Purchase Agreement, although such additional OML Units are not considered as beneficially owned for purposes of this table.

(3)	Transocean Minerals Holdings Limited beneficially owns 912,345 OML Units, representing approximately 12.95% of the outstanding OML Units as of April 30, 2026.
(4)	Includes the shares beneficially owned individually by all current directors and executive officers of OML as a group.

(5)	Includes 26,400 OML Units issuable pursuant to the exercise of outstanding unit options.
(6)	Includes 75,783 OML Units issuable pursuant to the exercise of outstanding unit options.
(7)	Includes 117,666 OML Units issuable pursuant to the exercise of outstanding unit options.
(8)

“Other Unitholders” include approximately 32 unitholders, each of whom owns less than 5% of OML Units. OML has confirmed that no person or group included in this category beneficially owns 5% or more of OML’s outstanding units.

OML conducts its business activities and operations through five wholly owned subsidiaries, which are as follows:

•	Moana Minerals Limited, a Cook Islands limited company organized in 2021 to obtain and hold the OML Exploration License.

•	Kiva Marine Limited, a Cook Islands limited company organized in 2022 to acquire and hold OML’s research vessel.

•	Moana Minerals, Inc., a Texas corporation organized in 2022 to provide administrative and personnel services to OML’s other subsidiaries.

•	OML Rare Earth LLC, a Delaware limited liability company organized in 2022 to enter into a rare earth sediment contract with the Cook Islands.

•	Retriever, Inc., a Nevada corporation acquired by OML from Odyssey in 2023 for the purpose of acquiring OML’s remotely operated vehicle (ROV).

Capitalization

As of the date of this proxy statement/prospectus, OML’s capitalization is as follows:

OML Units
Outstanding	7,019,821
Issuable pursuant to outstanding options	517,312
Total fully diluted	7,537,133

As of December 31, 2025, the outstanding principal balances of OML’s material debt instruments were as follows:

Directors and Executive Officers

The following table sets forth the names, ages and positions of OML’s directors and executive officers.

Name	Age	Position
John Halkyard	81	Founder, Co-Chairman and Chief Executive Officer
Hans Smit	60	Co-Chairman
David Huber	76	Board Lead Director, Chair of Compensation and Governance Committee
Karl Winter	64	Director and Legal Counsel
David Keddington	50	Director

John Halkyard

Dr. John Halkyard is Chairman of the Board of Managers of OML and has served as a member and Chairman of the Board of Managers of OML since 2016. Dr. Halkyard is an ocean engineer with extensive experience in deep-ocean projects involving mining and oil and gas. He currently serves as Chairman of the Board of Deep Reach Technology, Inc., a position he has held since 2011, and is also a visiting professor at

Universidad de los Andes in Bogotá, Colombia. From 2000 to 2007, Dr. Halkyard served as Vice President of Research and Development and Chief Technical Adviser of Aker Maritime, Inc. From 1988 to 2000, he served as Technical Director of Deep Oil Technology, Inc., where he helped develop and commercialize the deepwater oil and gas platform known as the “Spar.” Earlier in his career, Dr. Halkyard served as Director of the Ocean Mining Laboratory for the Kennecott Manganese Nodule Consortium, where he led mining-system development efforts. Dr. Halkyard holds a Doctor of Science degree in ocean engineering from the Massachusetts Institute of Technology and a Bachelor of Science degree in engineering science from Purdue University. He is also a professional mechanical engineer licensed by the California Board of Professional Engineers, Land Surveyors and Geologists.

Hans Smit

Mr. Hans Smit is President and Chief Executive Officer of OML and has served as President and Chief Executive Officer and as a member of the Board of Managers of OML since February 2018. Mr. Smit has more than 20 years of worldwide experience in underwater mining, subsea engineering, operations and management. From 2014 to 2017, he served as Chief Executive Officer and President of Neptune Minerals, Inc. He previously served as Managing Director of IHC Marine and Mineral Projects, which provided services to the underwater mining industry worldwide. Prior to that, he served as Projects Director of Marine and Mineral Projects (Pty) Ltd., a company specializing in subsea diamond-mining engineering and operating solutions. Over the course of his career, Mr. Smit has been involved in the design, development, implementation and optimization of numerous underwater mining systems, including crawler technology used by De Beers for subsea diamond mining. Mr. Smit holds an associate degree in electrical engineering from Wingfield Technical College.

David Huber

Mr. David S. Huber is Senior Vice President of Business Development of OML and has served as a member of the Board of Managers of OML and as Senior Vice President of Business Development since 2018. Mr. Huber has approximately 45 years of experience in offshore oil and gas, both in the Gulf of Mexico and internationally. He began his career as a subsea drilling engineer at Exxon and later worked in the North Sea for Hamilton Oil Company, where he served in roles including Chief Engineer, Manager of Planning and Economics and Production Manager. He co-founded two deepwater exploration and production companies in the Gulf of Mexico: Mariner Energy, Inc., which later was acquired by Apache Corporation for approximately $4 billion, and Deep Gulf Energy, which later was acquired by Kosmos Energy Ltd. for approximately $1.25 billion. Mr. Huber retired in 2017 as Senior Vice President of Operations and Projects of Kosmos Energy. In addition to his service as a manager of OML, he serves on the boards of Neptune Minerals Plc, Respinnovation and Subsea Infrastructure LLC. Mr. Huber holds a Bachelor of Science degree in mechanical engineering from Oregon State University.

Karl Winter

Mr. Karl Winter is a member of the Board of Managers of OML and has served in that role since 2018. Mr. Winter has more than 34 years of experience in deepwater subsea equipment and offshore oil and gas projects. He has managed and worked on numerous deepwater projects around the world. He currently serves as the majority owner and managing member Solstice Capital, LLC, a private investment holding company whose holdings include Consortia International LLC d/b/a Hendrix Specialist Fabrication. Mr. Winter is also the founder, Chief Executive Officer and President of Ocean Flow International, an international offshore engineering company, and has founded and owns several other equipment and capital companies. Mr. Winter is the founder, former owner and former Chief Executive Officer of Ocean For International LLC, an engineering company specializing in offshore energy projects. Mr. Winter’s education includes a Master of Business Administration degree, a Master of Science degree in ocean engineering, a Bachelor of Science degree in engineering, a diploma in ocean engineering and a diploma in production engineering.

David Keddington

Mr. David Keddington is a member of the Board of Managers of OML and has served in that role since 2022. Mr. Keddington also serves as Vice President and Treasurer of Transocean, which he joined in 2006. At Transocean, he has held leadership roles of increasing responsibility in corporate planning, marketing and finance across multiple geographic locations, including Switzerland, Egypt and Malaysia. Prior to 2018, he served as Managing Director of Global Supply Chain at Transocean. Mr. Keddington holds a Bachelor of Science degree in chemical engineering from the University of Utah and a Master of Business Administration degree from Harvard Business School.

Employees and Consultants

As of May 7, 2026, OML had 9 employees and 4 contractors, none of which are covered by collective bargaining agreements. All of our employees are full-time employees, four of which are located in the Cook Islands and 5 of which are located in the United States. OML’s employees provide a combination of executive, management, administrative, and technical services and expertise to OML, and the company’s contractors consist of a provider of CFO services 3 metallurgists.

Assets and Properties

OML’s principal asset is its Moana-1 polymetallic nodule project located in the Cook Islands EEZ exploration license area, which covers approximately 23,630 square kilometers (the “Project”). OML has commissioned the consulting firm of RSC to prepare a Regulation S-K Item 1300 compliant report for the Project (the “RSC Report”). The RSC Report is dated August 2025 and estimates the OML Project at 417 Mt indicated and 102 Mt inferred polymetallic nodules at a 12.5 kg/m² cut-off grade. The RSC Report was prepared in accordance with the United States Securities and Exchange Commission’s Modernized Property Disclosure Requirements for Mining Registrants, as described in Regulation S-K Item 1300.

The following summary of the RSC Report is qualified in its entirety by reference to the full text of the RSC Report, which is filed as an exhibit to the Registration Statement of which this proxy statement/prospectus is a part.

Property Description and Ownership

The Project is located within the EEZ of the Cook Islands and is confined to the boundary of “Exploration License 3” granted to Moana Minerals by the SBMA (“EL3”), which covers an area of approximately 9,118 square miles and is part of a wider known deposit of polymetallic nodules found within the Cook Islands’ EEZ. The center of the Project is located at 16.5° S and 159.5° W, approximately 323 miles from Avarua, Rarotonga, 163 miles from Aitutaki, and 2,370 miles from Auckland, New Zealand.

EL3 was granted to Moana Minerals on February 23, 2022, by the SBMA on behalf of the Cook Islands Government. The license is valid for a term of five years, expiring on February 23, 2027. An application for license renewal may be made at least 90 days before the expiry of the license, in line with Section 63 of the Seabed Minerals (Exploration) Regulations (2020). See Section 3 of the RSC Report for additional detail.

Holders of a mining license are liable for a royalty equal to 3% of the export value (on a free-on-board basis) of minerals recovered, pursuant to the Seabed Minerals (Royalties) Regulations 2013. There are no registered environmental liabilities in the Project area. See Sections 3.3 and 3.4 of the RSC Report.

Table 1 – MOANA Application Area coordinates.

ID	Block ID	LON	LAT	LON degrees	LAT degrees
1	Moana 1	-159.500	-17.000	159° 30’ 00.00” W	17° 00’ 00.00” S
2	Moana 1	-158.500	-16.000	158° 30’ 00.00” W	16° 00’ 00.00” S
3	Moana 1	-158.000	-17.000	158° 30’ 00.00” W	17° 00’ 00.00” S
4	Moana 1	-159.500	-16.000	159° 30’ 00.00” W	16° 00’ 00.00” S

160.0°W
159.0°W
158.0°W
16.0°S
17.0°S
Legend
Application Area
CIEEZ boundary
Blocks
CRS: WGS 84
Date: 04 December 2020
Author:
rsc
N
0
25
50 km
OCEAN MINERALS

Figure 1 - Location of OM proposed license Application Area within the CIEEZ

Geology and Mineralization

Polymetallic nodules are part of a spectrum of ferromanganese precipitates found throughout the world’s oceans. The Cook Islands are distinctive in having relatively ancient and stable ocean crust, coupled with very low modeled net export of organic material to the seabed and the interpreted influence of a long-lived deep-water ocean current. Most of the Project area consists of relatively flat abyssal plains, with sea knolls and seamounts scattered across the area, concentrated particularly in the center and center-west.

Nodule abundance in the Project ranges from 0 to 50.8 kg/m², with an average abundance of 26.9 kg/m². Nodule abundance is typically higher in areas of abyssal plains. The polymetallic nodules in the Cook Islands are geochemically unique compared to other deposits due to their low manganese-to-iron ratio (averaging 0.83) and elevated cobalt grades, which indicates the nodules are formed via hydrogenetic processes. This is further supported by relatively smooth nodule morphology and the low number of buried nodules recovered, as most nodules are found on the surface of the seabed. See Sections 6 and 7 of the RSC Report for a detailed discussion of the geological setting and mineralization.

Status of Exploration

Since 2019, Moana Minerals has conducted at least five cruises, using freefall grab, box core, multicore, and benthic sled sampling tools to collect polymetallic nodule samples, supported by remotely operated vehicle surveys. Exploration has been conducted to at least some extent across the entire Project area. The eastern and southern quadrants are the most explored, with sampling on a nominal 12-km grid. By contrast, the northwestern quadrant is the least explored, having been sampled on approximately 50-km sample spacing by the Japan International Cooperation Agency (“JICA”). See Sections 5 and 7 of the RSC Report.

RSC conducted a review of data quality (Section 8.6 of the RSC Report) and identified certain issues with the freefall grab and box core data. Video footage of the sampling was a critical component of the quality review process, as it allowed RSC to identify samples without sampling issues and to separate these from samples where issues had occurred. Based on the review of all available quality data, the qualified person regards the data as fit for the purpose of classifying Indicated and Inferred Mineral Resources.

Mineral Resources Estimate

The mineral resource estimate was prepared using ordinary kriging. A block size of 6,250 m × 6,250 m was selected for estimation, with sub-blocking of 3,125 m × 3,125 m applied for better definition of the license boundary and geomorphological domains. Sensitivity testing through variance of parameter settings found the estimate to be robust. A multifactor scorecard was also applied to data quality to support the classification of the estimate. The mineral resource has been classified following Regulation S-K Item 1300 definitions, with no material classified as Measured. The mineral resource, reported at a nodule abundance cut-off of 12.5 kg/m², is summarized in the following table. See Section 11 of the RSC Report for a detailed discussion of the mineral resource estimate.

Mineral Resource statement at a nodule abundance cut-off of 12.5 kg/m2.

Classification	Abundance (wet) kg\m2	Nodules (wet) Mt	Metal Grade
			Co (%)	Cu (%)	Fe (%)	Mn (%)	Ni (%)
Indicated	26.7	417	0.49	0.15	18.9	15.6	0.27
Inferred	26	102	0.5	0.1	19	16	0.2

Notes:

1.	Mineral Resources have an effective date of 19 July 2024.
2.	Mineral Resources are reported using the S-K 1300 definitions.
3.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	Numbers have been rounded as required by reporting guidelines and may result in apparent summation differences.
5.	Abundance is the wet weight (kilograms) of polymetallic nodules per square meter.
6.	The estimate of tons and abundance is provided at a cut-off of 12.5 kg/m2.
7.	The estimate is reported where the modifying factor of slope has been considered, and the proportion of slope > 10° is applied locally to each block within the Low Abundance domain.

No mineral reserves have been estimated for the Project. See Section 12 of the RSC Report.

Mining and Metallurgical Methods

Globally, the harvesting or mining of polymetallic nodules has not yet progressed past the integrated pilot stage, though technical methods are not likely to be a serious issue in the eventual economic development of polymetallic nodule resources. Moana Minerals has partnered with Transocean, the world’s largest deep-water drilling company, to develop a nodule harvesting system. Moana Minerals’ concept system comprises remotely operated nodule collectors connected to a surface vessel by a suspended pipe, with nodules transported via a riser and lift system to the surface, dewatered, and then transferred to bulk carriers for transport to processing facilities. See Section 11.11.2 of the RSC Report.

Moana Minerals has completed two rounds of metallurgical testing, at the Beijing General Research Institute for Mining and Metallurgy (“BGRIMM”) and at ALS Metallurgical, both utilizing the Cuprion process for extraction of cobalt, nickel, copper, and manganese. BGRIMM testing achieved extraction results of over 93% for cobalt, 85% for nickel, 61% for copper, and 60% for manganese. ALS testing demonstrated that the Cuprion leach process can achieve cobalt extractions exceeding 90%, nickel exceeding 80%, and copper exceeding 40%. Rare earth element extraction from leach residue using acid leaching demonstrated extractions averaging 85–90%. However, larger-scale testing is required to demonstrate economic viability. See Section 10 of the RSC Report.

Environmental Considerations

The RSC Report notes that there are no registered environmental liabilities in the Project area. Cook Islands environmental legislation is broadly aligned with equivalents in other jurisdictions. Activities under the Environmental Act and Environment (Seabed Minerals Activities) Regulations (2023) are managed under a tiered system, with exploration activities managed under the Exploration License, intermediate activities requiring Environmental Consent, and mining activities requiring an Environmental Permit after submission of an Environmental Impact Assessment. Moana Minerals has been required to submit detailed work programs, including Environmental Management Programs, which are reviewed by an independent licensing panel. See Sections 3.4 and 17 of the RSC Report.

Permits and Licenses

Please refer to the section entitled “—Our Business.”

Material Contracts

OML’s principal material agreements include the OML Unit Purchase Agreement, the OML Equity Exchange Agreement, the OML Revenue Participation Agreement, the Debt Assignment Agreement relating to the OML Credit Agreement, and the OML Collaboration MOU, each of which is described elsewhere in this proxy statement/prospectus. Collectively, these agreements provide for equity financing, acquisition and exchange mechanics, revenue participation rights, guaranty obligations, and credit acquisition and conversion mechanics in connection with AOM’s strategic investment in OML and the related transactions contemplated by the Merger.

OML Unit Purchase Agreement

Under the OML Unit Purchase Agreement, AOM agreed to invest up to $20.0 million in OML in exchange for OML Units. Pursuant to the terms of that agreement, AOM has advanced an aggregate of $7.5 million to OML and OML has issued 366,748 OML Units to AOM. In addition, OML agreed to grant AOM an option, subject to the terms and conditions of the OML Unit Purchase Agreement, to purchase such number of additional OML Units as would be necessary for AOM to hold, in the aggregate, at least 67% of the outstanding OML Units on a fully diluted basis. Please refer to the section entitled “Information about AOM—OML Agreements.”

OML Equity Exchange Agreement

The OML Equity Exchange Agreement contemplates that all or substantially all of the members of OML, excluding AOM and Odyssey, will exchange their OML Units or unit options for shares of Odyssey common stock in connection with the Merger. The current AOM materials also state that, on March 20, 2026, AOM entered into an OML Equity Exchange Commitment Letter with certain existing OML members pursuant to which those members agreed to execute the OML Equity Exchange Agreement. Please refer to the section entitled “Information about AOM—OML Agreements.”

OML Revenue Participation Agreement

Moana Minerals Limited (“MML”) and OML are parties to a revenue participation agreement dated March 20, 2026 with AOM, pursuant to which AOM was granted a perpetual revenue participation interest equal to 1% of gross proceeds, as defined and calculated in accordance with that agreement, derived from the sale or other disposition of minerals recovered (or expropriated) from seabed areas within the Cook Islands exclusive economic zone covered by an exploration license issued to MML under the Seabed Minerals Act 2019 (Cook Islands). The revenue participation is subject to an annual tonnage cap of 10 million dry metric tons of products extracted from the property in any calendar year. Pursuant to the OML Revenue Participation Agreement, AOM has advanced $5.0 million to MML. Revenue participation payments are payable quarterly in U.S. dollars, with late payments bearing interest at 8% per annum, and OML guarantees MML’s obligations under the agreement. AOM subsequently agreed to assign its rights under this agreement to 1001525062 Ontario Inc. pursuant to the Royalty Assignment Agreement dated March 25, 2026. Please refer to the section entitled “Information about AOM—OML Agreements.”

Debt Assignment Agreement / OML Credit Agreement

On March 20, 2026, AOM entered into a sale and assignment agreement, effective as of December 31, 2025, with Transocean Minerals Holdings Limited, as vendor, and Kiva Marine Limited and OML, as loan parties, pursuant to which AOM agreed to purchase all of Transocean’s right, title and interest in and to the amended and restated convertible loan agreement dated February 6, 2024 between Transocean, as lender, Kiva Marine Limited, as borrower, and OML, as guarantor, together with the related loan and security documents, for an aggregate purchase price of $15.5 million. Immediately upon purchase, which occurred on March 23, 2026, AOM exercised lender conversion rights under the OML Credit Agreement and converted the then-outstanding obligations, equal to $9,818,195 of principal and interest, into 1,963,639 OML Units at a conversion price of $5.00 per OML Unit. Please refer to the section entitled “Information about AOM—OML Agreements.”

OML Collaboration MOU

On March 20, 2026, AOM and OML entered into the OML Collaboration MOU pursuant to which they agreed to collaborate across key areas including data sharing, joint technical development, processing technologies, collective vendor and resource negotiation, logistics coordination, and engagement on regulatory, environmental and commercial matters. Please refer to the section entitled “Information about AOM—OML Agreements.”

Harvesting System Engineering and Technical Arrangements

OML has undertaken advanced engineering diligence with Transocean and Global Sea Minerals N.V. (“GSR”) for the contemplated build-out of its harvesting system. Under the Company’s Third Amended and Restated Amended and Restated Limited Liability Agreement, as amended, OML agreed that Transocean would, at Transocean’s option and upon the terms and conditions more specifically set forth in such agreement, have a priority right to offer to supply and operate any vessels and equipment associated with commercial nodule mining by OML or its subsidiaries, including mining support, vessels, nodule lifting systems, and nodule collectors. The agreement sets forth various procedural requirements and conditions relating to the exercise of such priority right, including the commercial reasonableness of Transocean’s proposal to provide the relevant vessels, equipment, and services and the right of OML to seek the advice or a broker or solicit proposals from other operators solely for purposes of evaluating commercial reasonableness. Under a letter agreement entered into between OML and Transocean in February 2023, OML that Transocean would have the right to transfer Transocean’s priority right to GSR within a reasonable period of time after OML obtains an exploitation license in the Cook Islands.

Material Customers and Suppliers

OML currently has no commercial customers or product revenue. As a development-stage project company, OML depends principally on technical, engineering, environmental, and administrative consultants and advisors, as well as scientific organizations. OML does not believe that it is currently materially dependent on any specific contractors or service provider.

Legal Proceedings

As of May 7, 2026, OML is not a party to any material pending legal, regulatory, environmental or administrative proceeding.

OML MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with OML’s consolidated financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to OML’s plans and strategy for its business, includes forward-looking statements that reflect plans, estimates and beliefs and involve numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” and other sections of this proxy statement/prospectus, including “Cautionary Statement Regarding Forward-Looking Statements.” Therefore, actual results may differ materially from those contained in any forward-looking statements. OML’s functional and reporting currency is USD for all entities.

Business Environment Overview and Trends

Ocean Minerals, LLC was formed in 2021 and is engaged in the exploration and potential future development of polymetallic nodule resources within the Cook Islands EEZ. Its corporate headquarters are in Houston, Texas. OML operates through five wholly owned subsidiaries: Moana Minerals Limited (“MML”) and Kiva Marine Limited (“Kiva”), both Cook Islands entities engaged in exploration; Moana Minerals Inc. USA (“MMI”), the U.S. operational entity; OML Rare Earth LLC; and Odyssey Retriever Inc (“ORI” or “Retriever”), which holds the ROV marine exploration equipment.

During 2025, OML generated charter service revenues of $4.4 million (2024: $7.2 million) from vessel operations and continued its exploration activities under the Cook Islands exploration license expiring February 2027. OML is actively engaged in renewal efforts.

Key Developments—Year Ended December 31, 2025

Key developments for the year ended December 31, 2025 included:

•	the 2025 Second Amendment (as defined below) to the Term Loan (as defined below) (extending maturity and revising conversion pricing to $5.00/unit);

•	the issuance of $1.6 million in new membership units, and $846,000 in equity-settled compensation;

•	OML entered into transformative transactions, including a $7.5 million equity interest sale and a $5.0 million revenue participation agreement; and

•	a $15.5 million TMH debt assignment (converted to 1,963,639 OML Units).

Results of Operations

Overview of Results

The following table summarizes OML’s consolidated results for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
(in whole USD)	2025	2024	$ Change	% Change
Total revenues	$4,419,400	$7,195,794	$(2,776,394)	(38.6)%
Operating expenses:
General & administrative	4,592,283	5,946,464	(1,354,181)	(22.8)%
Payroll and benefits	2,919,045	2,571,292	347,753	13.5%
Repairs & maintenance	53,577	430,676	(377,099)	(87.6)%
Depreciation & amortization	1,708,796	1,559,279	149,517	9.6%
Total operating expenses	9,273,701	10,507,711	(1,234,010)	(11.7)%
Operating loss	(4,854,301)	(3,311,917)	(1,542,384)	46.6%

	Year Ended December 31,
(in whole USD)	2025	2024	$ Change	% Change
Other income (expense):
Other income	477,056	—	477,056	n/m
Interest expense	(1,096,520)	(876,288)	(220,232)	25.1%
FX gain/(loss)	257,928	(202,518)	460,446	(227.4)%
Total other expense	(361,536)	(1,078,806)	717,270	(66.5)%
Loss before taxes	(5,215,837)	(4,390,723)	(825,114)	18.8%
Income tax expense	4,790	16,246	(11,456)	(70.5)%
Net loss	$(5,220,627)	$(4,406,969)	$(813,658)	18.5%

Revenues

Total revenues decreased $2.8 million, or 38.6%, to $4.4 million for 2025, from $7.2 million for 2024. Revenue is generated from charter services, consisting of vessel chartering with science equipment and related services. Revenue is recognized over time as services are performed. The decrease reflects fewer charter contracts and charter days during 2025 compared to 2024. Contract assets (unbilled revenue) were approximately $390,000 at December 31, 2025 (2024: $0). Contract liabilities decreased to $0 from $287,000, with the prior year balance fully recognized as revenue during 2025. Revenue recognized from the beginning-of-year contract liability totaled $287,165.

General and Administrative Expenses

General and administrative expenses decreased $1.4 million, or 22.8%, to $4.6 million for 2025, from $5.9 million for 2024. Approximately 55.0% of the decrease was related to reductions in discretionary spending and 45.0% of the decrease was driven by lower vessel operating costs.

Payroll and Benefits

Payroll and benefits increased $0.3 million, or 13.5%, to $2.9 million for 2025, from $2.6 million for 2024. The increase was driven primarily by additional headcount.

Repairs and Maintenance

Repairs and maintenance decreased $377,000, or 87.6%, to $54,000 for 2025, from $431,000 for 2024. The 2024 amount included significant vessel repair and refit costs that did not recur in 2025.

Interest Expense

Interest expense increased $0.2 million, or 25.1%, to $1.1 million for 2025, from $0.9 million for 2024. The increase consisted primarily of the Term Loan (as defined below) interest.

Other Income

Other income of $477,000 in 2025 (2024: $0) represents cash proceeds received from a third party in excess of OML’s costs to repair marine exploration equipment owned by that third party. OML has no obligation to return the excess proceeds. This is non-recurring.

Foreign Exchange Gain (Loss)

OML recognized a FX gain of $258,000 in 2025 compared to a loss of $203,000 in 2024. All entities use USD as functional currency. Gains and losses arise from remeasurement of NZD-denominated monetary items (primarily payables and deposits in Cook Islands operations).

Income Taxes

OML is a Cayman Islands LLC classified as a partnership for U.S. federal tax purposes (no entity-level U.S. income tax). Cook Islands subsidiaries (MML, Kiva) are subject to 20.0% income tax but generated only losses.

Financial Condition

Total assets decreased $2.1 million, or 11.0%, to $17.2 million from $19.3 million. The decrease was driven by:

•	depreciation on property, plant and equipment ($1.0 million net decrease to $7.9 million);

•	ROV amortization ($0.5 million decrease in right-of-use (“ROU”) to $3.9 million);

•	lower accounts receivable ($686,000 decrease to $27,000 as charter accounts receivable was collected);

•	a $296,000 decrease in cash to $1.1 million; and

•	increases in deposits and other current assets ($269,000 increase to $889,000, driven by contract assets of $390,000 and higher prepaid insurance).

Total liabilities increased $671,000, or 4.5%, to $15.5 million from $14.8 million, primarily from:

•	Term Loan growth to $9.8 million from $8.8 million ($1.0 million paid-in-kind interest);

•	lease liability increases ($97,000 net); and

•	lower accounts payable ($145,000) and lower accrued expenses ($355,000, including elimination of the $287,000 contract liability).

The $5.0 million contingently redeemable member capital is unchanged, which relates to units in ORI that are subject to claw-back if the lease on the Comanche 6000-meter ROV system (the “Rover”) is terminated.

Members’ deficit widened to $(3.3) million from $(0.5) million, driven by the $5.2 million net loss, partially offset by $2.4 million in unit issuances and equity-settled compensation.

Liquidity and Capital Resources

Cash decreased $296,000 to $1,050,699 at December 31, 2025 ($901,000 in U.S. banks; $150,000 in foreign banks). OML has a members’ deficit and is dependent on external financing to fund operations.

Operating Activities

Net cash used in operating activities improved by $0.5 million to $1.7 million in 2025 from $2.2 million in 2024, despite the larger net loss partially offset by significantly higher non-cash adjustments of $3.7 million in 2025 compared to $3.0 million in 2024. Working capital increased in 2025 due primarily to accounts receivable collections of $686,000.

Investing Activities

Net cash used in investing activities decreased $395,000 to $171,000 in 2025 from $566,000 in 2024, reflecting lower capital expenditures as the vessel and exploration equipment base matured.

Financing Activities

Net cash provided by financing activities decreased $2.2 million to $1.6 million in 2025 from $3.8 million in 2024, which included $3.0 million in term loan draws that did not recur in 2025. Issuances of membership unit increased in 2025 to $1.6 million compared to $0.8 million in 2024.

Off-Balance Sheet Arrangements

As of December 31, 2025 and 2024, OML did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources. OML does not have any unconsolidated special-purpose entities, guarantee contracts, or retained or contingent interests in transferred assets.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from these estimates. Management considers the following accounting policies to be the most critical:

Revenue Recognition

Revenue from charter services is recognized over time under ASC 606 as the service is performed. Depending on contract type (fixed or day-rate), consideration may be variable or fixed. Reimbursable expenses (food, fuel, port fees) are treated as part of the transaction price, not separate performance obligations. Contract assets ($390,000 at December 31, 2025) represent unbilled revenue. Contract liabilities represent advance customer payments.

Convertible Debt—Term Loan

The term loan ($9.8 million carrying value) bears 10.0% interest with daily compounding and includes a lender conversion right (the “Term Loan”). Under the 2025 Second Amendment, the lender may convert at $5.00 per unit (voluntary), the lesser of $15.279 or the equity financing price (threshold conversion), or $5.00 per unit (event of default). The conversion feature is indexed to OML’s own equity and meets the ASC 815-40 scope exception; accordingly, it is not bifurcated. 2024 Amended and Restated Loan Agreement (the “2024 A&R Loan Agreement”), which amended and restated the Term Loan, and the 2025 Second Amendment to the Term Loan, extending maturity and revising conversion pricing to $5.00 per unit, were both accounted for as modifications (no extinguishment gain/loss). OML is in default of certain covenants as of December 31, 2025.

Finance Lease—ROV (Rover)

The Rover is accounted for as a finance lease under ASC 842, with a $5.0 million right-of-use asset amortized over the 10-year useful life (mandatory ownership transfer at lease end). The finance lease liability was $3.5 million at December 31, 2025. Odyssey is obligated to make all lease payments under the Equipment Lease Agreement, and OML recognizes a corresponding note receivable from Odyssey.

Income Taxes

OML is a Cayman Islands LLC classified as a partnership for U.S. federal tax—no entity-level U.S. tax. Cook Islands subsidiaries are subject to 20.0% tax. A full valuation allowance ($4.6 million) is maintained against all net DTA. OML accounts for GILTI/NCTI as a period cost; both Cook Islands subsidiaries (which are “controlled foreign corporations” under Section 956(a) of the Code) generated tested losses in 2025 and 2024.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” which enhances the transparency and decision usefulness of income tax disclosures, including a tabular rate reconciliation, disaggregated income taxes paid, and additional income tax expense disaggregation. The ASU is effective for private business entities for fiscal years beginning after December 15, 2025, with early adoption permitted. OML is currently evaluating the impact this guidance will have on its financial statements and related disclosures.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks primarily related to foreign currency exchange rates and, to a lesser extent, interest rates. OML does not currently use derivative instruments to hedge these exposures.

Foreign Currency Exchange Rate Risk

All OML entities use USD as functional currency. OML conducts transactions in NZD in its Cook Islands operations. Monetary items (payables, deposits) are remeasured at period-end rates with gains/losses in earnings. In 2025, OML recognized FX gains of $258,000 and in 2024, losses of $203,000. A hypothetical 10.0% adverse change in the NZD/USD rate would affect approximately $258,000 in remeasurement gains/losses based on current NZD-denominated balances.

Interest Rate Risk

The Term Loan bears fixed interest at 10.0% with daily compounding; officer bridge loans bear 12.0%. As all borrowings carry fixed rates, OML has limited exposure to interest rate risk. The finance lease is also at a fixed implicit rate.

Concentration Risk

OML relies on a single vendor for vessel crew services. As of December 31, 2024, two customers comprised 71.0% of accounts receivable. There were no customer concentrations at December 31, 2025.

CERTAIN OML RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Directors, Officers, 5% Holders and Immediate Family Members

Officer Bridge Loans

In June 2023, OML received bridge loans from Hans Smit, OML’s President, Chief Executive Officer and a member of the Board of Managers, and David S. Huber, OML’s Senior Vice President of Business Development and a member of the Board of Managers. The Hans Smit bridge loan was in the original principal amount of $25,000, and the David Huber bridge loan was in the original principal amount of $250,000. Each loan initially bore interest at 10.0% per annum and was amended in September 2023 to bear interest at 12.0% per annum. As of December 31, 2025, the outstanding balance of the Hans Smit bridge loan was $25,000 principal and $7,393 accrued interest, and the outstanding balance of the David Huber bridge loan was $250,000 principal and $74,235 accrued interest. Both loans were repaid in March 2026.

Equity-Settled Compensation

In December 2025, OML issued 19,736 OML Units to David S. Huber, OML’s Senior Vice President of Business Development and a member of the Board of Managers, in satisfaction of $119,995 of accrued but unpaid compensation. In December 2025, OML also issued 30,629 OML Units to Hans Smit, OML’s President, Chief Executive Officer and a member of the Board of Managers, in satisfaction of $186,224 of accrued but unpaid compensation.

Related-Party Financing Arrangements

OML Term Loan

In August 2022, OML entered into a loan agreement with Transocean Minerals Holdings Limited (“Transocean”), a significant holder of OML Units, pursuant to which Transocean loaned OML $4.5 million. In February 2024, Transocean advanced an additional $3.0 million under that loan agreement. The loan bore interest at 10.0% per annum with daily compounding and included lender conversion rights. As of December 31, 2025, the outstanding balance under the Transocean loan was $7.5 million principal and $2,318,195 of accrued but unpaid interest, commitment and availability fees. In March 2026, in anticipation of the Merger, AOM acquired the Transocean loan and converted the then-outstanding obligations into 1,963,639 OML Units, as a result of which the loan was no longer outstanding.

Officer Bridge Loans

Please refer to the section entitled “—Transactions with Directors, Officers 5% Holders, and Immediate Family Members—Officer Bridge Loans.”

Debt Assignment Agreement / Purchase of OML Credit Agreement

On March 20, 2026, AOM entered into a sale and assignment agreement with Transocean Minerals Holdings Limited, as vendor, and Kiva Marine Limited and OML, as loan parties, pursuant to which AOM agreed to purchase all of Transocean’s right, title and interest in and to the amended and restated convertible loan agreement dated February 6, 2024, together with the related loan and security documents, for an aggregate purchase price of $15.5 million. Immediately upon purchase, which occurred on March 23, 2026, AOM exercised lender conversion rights and converted the then-outstanding obligations, equal to $9,818,195 of principal and interest, into 1,963,639 OML Units at a conversion price of $5.00 per OML Unit. Please refer to the section entitled “Certain AOM Relationships and Related Party Transactions—Strategic Investment, Acquisition and Equity Exchange Arrangements—Debt Assignment Agreement / Purchase of OML Credit Agreement.”

Strategic Investment, Acquisition and Equity Exchange Arrangements

OML Unit Purchase Agreement

On March 20, 2026, OML entered into the OML Unit Purchase Agreement with AOM, pursuant to which AOM agreed to invest up to $20.0 million in OML in exchange for OML Units. On March 20, 2026, AOM advanced $7.5 million and OML issued 366,748 OML Units to AOM. Under the agreement, AOM also has the right, subject to the terms and conditions of the agreement, to acquire such number of additional OML Units as would be necessary for AOM to hold at least 67% of the outstanding OML Units on a fully diluted basis. Please refer to the section entitled “Certain AOM Relationships and Related Party Transactions—Strategic Investment, Acquisition and Equity Exchange Arrangements—OML Unit Purchase Agreement.”

OML Equity Exchange Agreement

The OML Equity Exchange Agreement contemplates that all or substantially all of the members of OML, excluding AOM and Odyssey, will exchange their OML Units or unit options for shares of Odyssey common stock in connection with the Merger. OML anticipates that, if all participating members complete the exchange, AOM and Odyssey would become the sole members of OML. Please refer to the section entitled “Certain AOM Relationships and Related Party Transactions—Strategic Investment, Acquisition and Equity Exchange Arrangements—OML Equity Exchange Arrangements.”

Memorandum of Understanding with AOM

On March 20, 2026, OML and AOM entered into a Collaboration Memorandum of Understanding pursuant to which the parties agreed to collaborate in connection with OML’s study, exploration and development of its exploration license area in the Cook Islands. The collaboration includes data sharing, joint technical development and integration of geological, engineering and processing data, together with customary confidentiality provisions and a requirement that each party bear its own expenses.

Equity Exchange Commitment Letter with OML Members

On March 20, 2026, the members of the Board of Managers of OML, including Hans Smit, and Transocean entered into an Equity Exchange Commitment Letter pursuant to which they each agreed to become signatories to the OML Equity Exchange Agreement and to exchange their respective OML Units for shares of Odyssey common stock pursuant to that agreement. On or around April 8, 2026, each person who signed the Equity Exchange Commitment Letter executed and delivered the OML Equity Exchange Agreement.

Royalty, Revenue Participation and Other Economic Interest Arrangements

On March 20, 2026, Moana Minerals Limited (“MML”) and OML entered into a revenue participation agreement with AOM pursuant to which AOM was granted a perpetual revenue participation interest equal to 1% of gross proceeds, as defined in the agreement, derived from the sale or other disposition of minerals recovered from seabed areas within the Cook Islands exclusive economic zone covered by an exploration license issued to MML. The revenue participation is subject to an annual tonnage cap of 10 million dry metric tons of products extracted from the property in any calendar year. Pursuant to the agreement, AOM advanced $5.0 million to MML. Revenue participation payments are payable quarterly in U.S. dollars, with late payments bearing interest at 8.0% per annum, and OML guaranteed MML’s obligations under the agreement. Please refer to the sections entitled “Certain AOM Relationships and Related Party Transactions—Royalty, Revenue Participation and Other Economic Interest Arrangements—OML Revenue Participation Agreement” and “Certain AOM Relationships and Related Party Transactions—Royalty, Revenue Participation and Other Economic Interest Arrangements—Moana Minerals Limited Revenue Participation Agreement.”

AOM subsequently agreed to assign its rights under this agreement to 1001525062 Ontario Inc. pursuant to the Royalty Assignment Agreement dated March 25, 2026. Please refer to the section entitled “Certain AOM Relationships and Related Party Transactions—Royalty, Revenue Participation and Other Economic Interest Arrangements—Royalty Assignment Agreement with Atlas.”

Service, Consulting, Management and Lease Arrangements

Equipment Lease Agreement / Rover Finance Lease

In July 2023, OML acquired 100% of the equity interests in Odyssey Retriever, Inc. from Odyssey for $5.0 million, and, in connection with that acquisition, OML received the Comanche 6000-meter ROV system. OML recognized a related lease liability as of the acquisition date in the amount of approximately $3.3 million. As of December 31, 2025, OML reported a $5.0 million right-of-use asset and a $3.5 million lease liability associated with this finance lease arrangement.

Note Receivable from Odyssey under Equipment Lease Arrangement

As of December 31, 2025, OML recognized a note receivable from Odyssey in the amount of $3,392,082, reflecting the present value of future payments that Odyssey is obligated to make in connection with the equipment lease structure. OML increases the carrying amount of the note receivable to reflect interest on the lease liability and reduces the carrying amount to reflect lease payments made by Odyssey.

Guarantees, Security Arrangements and Other Credit Support

Guaranty under OML Credit Agreement

Under the amended and restated convertible loan agreement dated February 6, 2024, Kiva Marine Limited was the borrower and OML was guarantor of the obligations thereunder. That credit agreement was later acquired by AOM from Transocean and the outstanding indebtedness was converted into OML Units in March 2026, as described above.

Outstanding Balances, Repayments and Other Obligations

Outstanding Term Loan Balance

As of December 31, 2025, the outstanding balance under the Transocean loan was $7,500,000 principal and $2,318,195 of accrued but unpaid interest, commitment and availability fees under the applicable loan agreement.

Outstanding Officer Bridge Loan Balances

As of December 31, 2025, the outstanding balance under the bridge loan from David S. Huber was $250,000 principal and $74,235 accrued but unpaid interest, and the outstanding balance under the bridge loan from Hans Smit was $25,000 principal and $7,393 accrued but unpaid interest. Both loans were repaid in March 2026.

Outstanding ORI Contingently Redeemable Member Capital

As of December 31, 2025, the $5.0 million of OML Units issued in connection with OML’s acquisition of ORI remained contingently redeemable in the circumstances described above.

Review, Approval or Ratification of Related-Person Transactions

The related-person transactions described above were reviewed and approved by the Board of Managers of OML. In reviewing a related-person transaction, the Board of Managers considers the identity of the related person, the nature and extent of the related person’s interest, the business purpose of the transaction, the material terms of the transaction and whether the transaction is fair and reasonable to OML in light of the circumstances. Interested managers did not participate in the approval of transactions in which they had a direct or indirect material interest.

MANAGEMENT AFTER THE MERGER

General

At the Effective Time, Odyssey is expected to continue as the public parent company and to change its name to “American Ocean Minerals Corporation.” Immediately following the consummation of the Merger, the combined company’s principal executive office is expected to be located at 205 South Hoover Blvd., Suite 210, Tampa, Florida 33609, and its telephone number is expected to be (813) 876-1776. The combined company is expected to be led by the management team of AOM and overseen by a seven-member board of directors in accordance with Nevada law and the combined company’s articles of incorporation and bylaws.

Directors Following the Merger

Pursuant to the Merger Agreement, prior to the Effective Time, Odyssey will take all necessary corporate action so that, as of the Effective Time, the board of directors of the combined company will consist of seven directors. The individuals currently expected to serve on the board of directors of the combined company are Mark B. Justh, Thomas Albanese, Mark E. Luther, Ph.D., Philip Plough, John-Paul Yun, William Scripps and Shona Mato Lynch. Mr. Justh is also expected to serve as Chief Executive Officer of the combined company immediately following the consummation of the Merger.

Mr. Albanese is expected to bring extensive public-company, mining, capital markets and transaction experience to the board, including prior service as Chief Executive Officer of Rio Tinto and Vedanta Resources. Mr. Justh is expected to contribute public-company governance, capital markets and strategic leadership experience. Dr. Luther is expected to contribute expertise in oceanography, ocean monitoring and marine science. Mr. Plough is expected to contribute technology, venture and strategic growth experience. Mr. Yun is expected to contribute investment, capital allocation and cross-border strategic expertise. Mr. Scripps is expected to contribute experience in impact investing, environmental stewardship and ocean-related public-interest matters. Ms. Lynch is expected to contribute Cook Islands governance, community engagement and in-country operating experience.

Executive Officers and Senior Management Following the Merger

Immediately following the consummation of the Merger, Mark B. Justh is expected to serve as Chief Executive Officer of the combined company. In addition, the combined company currently expects its senior management team to include Tom Dettweiler, Donna Mackenzie, Susan Fennessey, Hans Smit, Laura Azevedo, Ph.D., and Charles Morgan, Ph.D., and Mike Rowe.

Mr. Dettweiler is currently expected to serve as President and is expected to support operational execution and deep-ocean systems development. Ms. Mackenzie is currently expected to serve as Interim Chief Financial Officer and is expected to support the combined company’s financial controls, capital planning, reporting discipline and transaction execution. Ms. Fennessey is currently expected to serve as General Counsel and is expected to support legal strategy, governance, transaction execution, regulatory coordination and public-company matters. Mr. Smit is currently expected to serve as Chief Development Officer and is expected to support development planning, operational readiness and project execution. Mr. Dettweiler is currently expected to serve as President and is expected to support operational execution and deep-ocean systems development. Dr. Azevedo is currently expected to serve as Chief Science Officer and is expected to support science, environmental and technical communication matters. Dr. Morgan is currently expected to serve as Chief Geologist and is expected to support resource evaluation, geology and responsible development frameworks. Mr. Rowe is currently expected to serve as Advisor and is expected to promote AOM and support public relations

For additional information regarding the business experience and background of the individuals expected to serve as executive officers and senior management of the combined company, please see the sections entitled “Information About AOM—AOM Leadership Team.”

Board Leadership Structure

Following the consummation of the Merger, Thomas Albanese is expected to serve as Chair of the combined company’s board of directors (“Chair”). Although the combined company’s governance documents will not require that the combined company separate the Chief Executive Officer and Chair positions, the combined company believes that having the positions be separate is the appropriate leadership structure for the combined company at this time.

Director Independence

The combined company expects its board of directors to determine, upon or following the Closing, which directors satisfy the independence requirements of Nasdaq and the applicable rules of the SEC. Nasdaq rules generally require that a majority of the board of directors of a listed company be independent, and that the members of the audit committee, compensation committee and nominating and corporate governance committee satisfy applicable independence requirements.

Director Independence

The combined company expects its board of directors to determine, upon or following the consummation of the Merger, which directors satisfy the independence requirements of the Nasdaq listing rules and the applicable rules of the SEC. Nasdaq listing rules generally require that a majority of the board of directors of a listed company be independent, and that the members of the audit committee, compensation committee and nominating and corporate governance committee satisfy applicable independence requirements.

Board Committees

Following the consummation of the Merger, the combined company is expected to establish an audit committee, a compensation committee and a nominating and corporate governance committee, each of which is expected to operate under a written charter adopted by the board of directors. The board of directors may also establish such other committees as it deems appropriate from time to time.

The audit committee will be expected to assist the board in overseeing the integrity of the combined company’s financial statements, compliance with legal and regulatory requirements, the qualifications and independence of the independent registered public accounting firm, the performance of the independent registered public accounting firm and the combined company’s internal control environment. The compensation committee will be expected to assist the board in reviewing and approving executive officer compensation, reviewing director compensation, overseeing incentive and equity-based compensation plans and considering the independence of compensation advisors. The nominating and corporate governance committee will be expected to assist the board in identifying and recommending director nominees, overseeing board and committee evaluations, and developing and recommending corporate governance principles and practices for the combined company.

Code of Ethics and Corporate Governance Matters

Following the consummation of the Merger, the combined company will adopt a code of business conduct and ethics applicable to its directors, officers and employees, including its principal executive officer, principal financial officer and principal accounting officer or persons performing similar functions. The code of business conduct and ethics is expected to address, among other matters, compliance with laws and policies, conflicts of interest, corporate opportunities, regulatory reporting, external communications, confidentiality requirements, insider trading, proper use of assets and how to report compliance concerns. The combined company is also expected to adopt committee charters and such other corporate governance policies as are required by applicable SEC rules and Nasdaq listing rules. The code of business conduct and ethics, committee charters and other corporate governances will be posted on the combined company’s website to the extent required by applicable rules.

Compensation Committee Interlocks and Insider Participation

To the extent required by applicable SEC rules, the combined company will disclose in its periodic reports and proxy statements any compensation committee interlocks and insider participation arrangements following the Merger.

Limitation on Liability and Indemnification of Directors and Officers

The combined company’s articles of incorporation and bylaws are expected to provide for limitation of liability and indemnification of directors and officers to the fullest extent permitted by applicable law. In addition, as described elsewhere in this proxy statement/prospectus and in the Merger Agreement, certain current and former directors and officers of Odyssey and AOM will be entitled to ongoing indemnification rights and coverage under directors’ and officers’ liability insurance policies in connection with the Merger and the transactions contemplated thereby.

DESCRIPTION OF ODYSSEY’S SECURITIES

This section of the proxy statement/prospectus summarizes the material terms of Odyssey’s capital stock that will be in effect if the Merger is completed. You are encouraged to read Odyssey’s articles of incorporation, incorporated by reference as Exhibits 3.1, 3.2, 3.3, and 3.4 to the registration statement of which this proxy statement/prospectus forms a part, and are incorporated herein by reference, and Odyssey’s bylaws, incorporated by reference as Exhibit 3.5 and 3.6 to the registration statement of which this proxy statement/prospectus forms a part, and are incorporated herein by reference, for greater detail on the provisions that may be important to you. All references within this section to “common stock” mean Odyssey Common Stock unless otherwise noted.

The following description summarizes important terms of Odyssey’s capital stock. For a complete description, you should refer to Odyssey’s articles of incorporation and bylaws, copies of which are available upon request from Odyssey, as well as the relevant portions of the NRS.

Authorized Capital Stock

Odyssey’s authorized capitalization consists of 75,000,000 shares of common stock, par value $0.0001 per share, and 24,984,166 shares of preferred stock, par value $0.0001 per share. Assuming the Charter Proposal is approved, Odyssey’s authorized capitalization will consist of 400,000,000 shares of common stock (taking into account the proposed Reverse Stock Split), par value $0.0001 per share, and 24,984,166 shares of preferred stock, par value $0.0001 per share.

The authorized shares of common stock and preferred stock are available for issuance without further action by stockholders of Odyssey, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which Odyssey’s securities may be listed or traded. If the approval of Odyssey’s stockholders is not so required, the Odyssey Board may determine not to seek stockholder approval.

Common Stock

As of March 31, 2026, Odyssey had 58,368,659 shares of common stock outstanding. The holders of Odyssey’s common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Odyssey Board out of funds legally available for that purpose. In the event of Odyssey’s liquidation, dissolution, or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to preferences applicable to shares of our preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking-fund provisions available to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

The Odyssey Board has authority under the Odyssey Charter to issue up to 24,984,166 shares of preferred stock, par value $0.0001 per share. As of the date of this proxy statement/prospectus, there were no shares of preferred stock issued and outstanding.

The Odyssey Board, without further stockholder approval (except as may be required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded) has the authority to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof, including:

•	dividend rights;

•	dividend rates;

•	conversion rights;

•	voting rights;

•	terms of redemption;

•	redemption prices;

•	liquidation preferences; and

•	the number of shares constituting any series or the designation of such series.

If the Odyssey Board elects to exercise this authority, the rights and privileges of holders of shares of common stock could be made subject to the rights and privileges of such series of preferred stock.

Although the Odyssey Board has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer, or other takeover attempt.

Nevada Laws

Business Combinations Act

The Business Combinations Act, Sections 78.411 to 78.444 of the NRS, restricts the ability of a Nevada “resident domestic corporation” having at least 200 stockholders of record to engage in any “combination” with an “interested stockholder” for two (2) years after the date that the person first became an interested stockholder, unless the combination meets all of the requirements of the articles of incorporation of the resident domestic corporation and (a) the purchase of shares by the interested stockholder is approved by the board of directors before that date or (b) the combination is approved by the board of directors of the resident domestic corporation and, at or after that time, the combination is approved at an annual or annual meeting of the stockholders of the resident domestic corporation, and not by written consent, by the affirmative vote of the holders of stock representing at least sixty percent (60%) of the outstanding voting power of the resident domestic corporation not beneficially owned by the interested stockholder or the affiliates or associates of the interested stockholder.

If this approval is not obtained, then after the expiration of the two (2) year period, the business combination may still not be consummated unless it is a combination meeting all of the requirements of the articles of incorporation of the resident domestic corporation and either the “fair price” requirements specified in NRS 78.441 to 78.444, inclusive are satisfied or the combination is (a) a combination or transaction by which the person first became an interested stockholder is approved by the board of directors of the resident domestic corporation before the person first became an interested stockholder, or (b) a combination approved by a majority of the outstanding voting power of the resident domestic corporation not beneficially owned by the interested stockholder, or any affiliate or associate of the interested stockholder.

“Interested stockholder” means any person, other than the resident domestic corporation or its subsidiaries, who is (a) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (b) an affiliate or associate of the resident domestic corporation and at any time within two years immediately before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation.

A “combination” is broadly defined and includes, for example, any merger or consolidation of a corporation or any of its subsidiaries with (a) an interested stockholder or (b) any other entity that after and as a result of the merger or consolidation would be an affiliate or associate of the interested stockholder; or any sale, lease, exchange, pledge, transfer or other disposition of assets of the corporation, in one transaction or a series of transactions, to or with an interested stockholder having: (x) an aggregate market value equal to more than 5% of the aggregate market value of the assets of a corporation, (y) an aggregate market value equal to more than 5% of the aggregate market value of all outstanding voting shares of a corporation, or (z) representing more than 10% of the earning power or net income of a corporation.

The provisions of Nevada law, our articles of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Control Shares

Nevada law also seeks to impede “unfriendly” corporate takeovers by providing in Sections 78.378 to 78.3793 of the NRS that an “acquiring person” shall only obtain voting rights in the “control shares” purchased by such person to the extent approved by the other stockholders at a meeting. With certain exceptions, an acquiring person is one who acquires or offers to acquire a “controlling interest” in the corporation, defined as one-fifth or more of the voting power. Control shares include not only shares acquired or offered to be acquired in connection with the acquisition of a controlling interest, but also all shares acquired by the acquiring person within the preceding 90 days. The statute covers not only the acquiring person but also any persons acting in association with the acquiring person.

A Nevada corporation may elect to opt out of the provisions of Sections 78.378 to 78.3793 of the NRS. We have no provision in our articles of incorporation pursuant to which we have elected to opt out of Sections 78.378 to 78.3793; therefore, these sections do apply to us.

COMPARISON OF RIGHTS OF HOLDERS OF ODYSSEY STOCK AND AOM STOCK

Odyssey is incorporated under the laws of the State of Nevada, and AOM is incorporated under the laws of the State of Delaware. Accordingly, before the Merger, the rights of Odyssey Stockholders and AOM Stockholders are governed by the laws of the State of Nevada and the laws of State of Delaware, respectively. If the Merger is completed, AOM Stockholders will become stockholders of Odyssey, and their rights will be governed by the NRS, the Odyssey Charter, and the Odyssey Bylaws (together with the Odyssey Charter, the “Odyssey Governance Documents”).

Upon the consummation of the Merger, the ownership of the combined company will be as follows:

•	current Odyssey Stockholders will own 6.7% of the combined company;

•	Current AOM Stockholders will own 52.9% of the combined company;

•	the AOM Bridge Investors will own 10.7% of the combined company;

•	the AOM PIPE Investors will own 15.4% of the combined company; and

•	the former CIC Stockholders and OML Members will own 14.3% of the combined company.

The summary table below describes the material differences between the rights of Odyssey Stockholders and the rights of AOM Stockholders before the Merger. Odyssey has filed the Odyssey Charter and the Odyssey Bylaws with the SEC and will send copies to you without charge, upon your request. AOM will also send copies of its organizational documents referred to in this proxy statement/prospectus to you upon your request. Please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus.

	Rights of Odyssey Stockholders	Rights of AOM Stockholders
Authorized Capital Stock	Assuming the Charter Proposal is approved, the Odyssey Charter will provide that Odyssey’s authorized capital stock consists of 400,000,000 shares of common stock, par value $0.0001 per share, and 24,984,166 shares of preferred stock, par value $0.0001 per share.	The AOM Certificate of Incorporation provides that AOM is authorized to issue 250,000,000 shares of AOM Common Stock, par value $0.0001 per share. The AOM Certificate of Incorporation does not authorize any preferred stock.

Number of Directors

The Odyssey Bylaws provide that the number of directors constituting the Odyssey Board of Directors is to be determined, and may be increased or decreased, to not less than one director, by resolution of the Odyssey Board.

Upon consummation of the Merger, there will be seven directors serving on the Odyssey Board.

The AOM Bylaws provide that the AOM board of directors consists of one or more directors. The initial number of directors is one, and thereafter the number of directors may be fixed from time to time by resolution of a majority of the whole board or by AOM Stockholders holding at least a majority of the voting power of AOM’s outstanding stock then entitled to vote at an election of directors. As of the date of this proxy statement/prospectus, AOM’s board of directors consists of four directors.

	Rights of Odyssey Stockholders	Rights of AOM Stockholders

Stockholder Nominations and Proposals	The Odyssey Bylaws do not contain advance-notice provisions for stockholder nominations or stockholder proposals.	The AOM Bylaws do not contain advance-notice provisions for stockholder nominations or stockholder proposals.

Directors’ Terms of Office; Removal	The Odyssey Governance Documents provide that directors are elected at each annual meeting of stockholders, to hold office until the next election of directors by stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Any or all of the directors may be removed for cause or without cause by the holders of at least two thirds of the voting power of the outstanding stock of the Corporation. One or more of the directors may be removed for cause by the Odyssey Board.	The AOM Bylaws provide that each director holds office until the next annual meeting of AOM Stockholders and until such director’s successor is elected and qualified, or until such director’s earlier death, resignation or removal. Any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Annual Stockholder Meetings	The Odyssey Bylaws provide that the annual meeting of stockholders shall be held on the date and at the time fixed, from time to time by the Odyssey Board; provided, that each annual meeting shall be held on a date within thirteen months after the date of the preceding annual meeting.	The AOM Bylaws provide that, unless directors are elected by written consent in lieu of an annual meeting, an annual meeting of AOM Stockholders is to be held for the election of directors at such date and time as the board determines and states in the notice of meeting. The meeting may be held at a place within or without the State of Delaware, or by means of remote communication, as determined by the board.

Cumulative Voting	The Odyssey Governance Documents do not provide for cumulative voting rights in the election of its directors. Under the NRS, cumulative voting is permitted only when authorized in the articles of incorporation.	The AOM Certificate of Incorporation and the AOM Bylaws do not provide for cumulative voting in the election of directors.

Voting	Pursuant to the Odyssey Charter, holders of shares of Odyssey Common Stock are entitled to one vote for each such share on all matters voted on by the stockholder.	Pursuant to the AOM Bylaws, directors are elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors. Every matter other than the election of directors is decided by the affirmative vote of

	Rights of Odyssey Stockholders	Rights of AOM Stockholders
the holders of a majority of the voting power of the shares entitled to vote on the matter that are present in person or represented by proxy and voted for or against the matter.

Vacancies	Vacancies and newly created directorships occurring on the Odyssey Board may be filled by vote of a majority of the directors then in office.	The AOM Bylaws provide that any vacancy occurring on the AOM board of directors, and any newly created directorship resulting from an increase in the authorized number of directors, may be filled by the AOM Stockholders, by a majority of the directors then in office though less than a quorum, or by a sole remaining director.

Election of Directors	Any election of directors by stockholders shall be determined by a plurality of the votes cast at the election.	The AOM Bylaws provide that any vacancy occurring on the AOM board of directors, and any newly created directorship resulting from an increase in the authorized number of directors, may be filled by the AOM Stockholders, by a majority of the directors then in office though less than a quorum, or by a sole remaining director.

Quorum	The Odyssey Bylaws provide that the holders of a majority of the outstanding shares of stock or of the voting power, as the case may be, shall constitute a quorum at a meeting of stockholders for the transaction of any business unless the action to be taken at the meeting shall require a different proportion.	The AOM Bylaws provide that the holders of a majority of the voting power of the shares entitled to vote at a meeting, present in person or represented by proxy, constitute a quorum for the transaction of business.

Stockholder Action by Written Consent	The Odyssey Bylaws provide that, except as may otherwise be provided by the NRS, any action required or permitted to be taken by the vote of stockholders at a meeting, may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power; provided that if a different proportion of voting	The AOM Bylaws provide that any action required or permitted to be taken at an annual or special meeting of AOM Stockholders may be taken without a meeting, without prior notice and without a vote, if written consents are signed by holders having not less than the number of votes that would be necessary to authorize the action at a meeting at which all shares

	Rights of Odyssey Stockholders	Rights of AOM Stockholders
	power is required for such action at a meeting, then that proportion of written consents shall be required.	entitled to vote thereon were present and voted. No written consent is effective unless, within 60 days of the earliest dated consent delivered to AOM, written consents signed by a sufficient number of AOM Stockholders are delivered in the manner required by law.

Notice of Stockholder Meetings	Notice of all meetings shall be in writing and state the purpose or purposes for which the meeting is called and the time when, and the place, where it is to be held. A copy of such notice will be either delivered personally to, or shall be mailed postage prepaid, to each stockholder not less than ten nor more than sixty days before such meeting.	The AOM Bylaws provide that notice of all meetings of AOM Stockholders must be given in writing or by electronic transmission and must state the date, time and place, if any, of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Notice must be given not less than 10 days nor more than 60 days before the date of the meeting.

Conversion Rights and Protective Provisions	The Odyssey Charter does not provide holders of Odyssey Common Stock preemptive, conversion, or other protective rights.	The AOM Bylaws provide that notice of all meetings of AOM Stockholders must be given in writing or by electronic transmission and must state the date, time and place, if any, of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Notice must be given not less than 10 days nor more than 60 days before the date of the meeting.

Indemnification of Officers and Directors	The Odyssey Charter provides that Odyssey is authorized to provide indemnification of its directors, officers, employees, and agents whether by bylaw, agreement, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification expressly permitted by section 78.751 of the NRS for breach of duty to Odyssey and its stockholders, subject only to the applicable	The AOM Bylaws provide that each person who is or was a director or officer of AOM, or who serves or served at AOM’s request in certain capacities for another entity, shall be indemnified and held harmless by AOM to the fullest extent permitted by applicable law against expenses, liabilities and losses reasonably incurred in connection with a proceeding by reason of that status, subject to the standards and limitations set forth

	Rights of Odyssey Stockholders	Rights of AOM Stockholders

limits upon such indemnification as set forth in the NRS.

The Odyssey Charter further provides that, to the fullest extent permitted by Nevada law, no director or officer shall be liable to Odyssey or any stockholder for damages for breach of fiduciary duty as a director or officer, except for any matter in respect of which such director or officer (a) shall be liable under Section 78.300 of the NRS or (b) shall have acted or failed to act in a manner involving intentional misconduct fraud or a knowing violation of the law.

in the AOM Bylaws. The AOM Bylaws also provide for advancement of expenses, subject to specified conditions.

Declaration and Payment of Dividends	The Governance Documents do not contain a specific dividend-rights provision. Under Section 78.288 of the NRS, a board of directors may authorize and the corporation may make distributions to the holders of any class or series of the capital stock of the corporation, including distributions on shares that are partially paid, except that no distribution may be made if, after giving it effect (a) the corporation would not be able to pay its debts as they become due in the usual course of business or (b) the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved immediately after the time of the distribution, to satisfy the preferential rights upon such dissolution of holders of shares of any class or series of the capital stock of the corporation having preferential rights superior to those receiving the distribution.	The AOM Certificate of Incorporation does not contain a specific dividend-rights provision. The AOM Bylaws provide that the AOM Board may fix a record date for stockholders entitled to receive payment of any dividend or other distribution. Under the Delaware General Corporation Law, subject to any restrictions in the certificate of incorporation, dividends may be declared by the board out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, and may be paid in cash, property or stock.

	Rights of Odyssey Stockholders	Rights of AOM Stockholders

Amendments; General Provisions

The Odyssey Charter provides that, subject to repeal or change by action of the stockholders, the power to alter, amend, or repeal the Odyssey Charter or to adopt new bylaws is vested in the Odyssey Board.

The Odyssey Bylaws provide that the power to amend, alter and repeal the Odyssey Bylaws and to make new bylaws is vested in the Odyssey Board, subject to the bylaws, if any, adopted by the Odyssey Stockholders.

The AOM Certificate of Incorporation provides that the board of directors of AOM has the power to adopt, amend or repeal the AOM Bylaws. The AOM Bylaws also provide that AOM Stockholders holding at least a majority of the voting power of AOM’s outstanding voting stock then entitled to vote at an election of directors have the power to adopt, amend or repeal the AOM Bylaws.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of Odyssey Common Stock as of April 15, 2026, by each person known to Odyssey to beneficially own more than 5.0% of Odyssey Common Stock, each member of the Odyssey Board, each of Odyssey’s named executive officers, and all current members of the Odyssey Board and executive officers as a group. The number of shares of Odyssey Common Stock outstanding used to calculate the percentage for each listed person includes the shares of Odyssey Common Stock underlying options and restricted stock units and rights to acquire shares of Odyssey Common Stock beneficially owned by that person that are exercisable or will be settled within 60 days following April 15, 2026.

Except as indicated in a footnote, all of the beneficial owners listed have, to Odyssey’s knowledge, sole voting, dispositive, and investment power with respect to the shares of Odyssey Common Stock listed as being owned by them. Unless otherwise indicated in a footnote, the address for each individual listed below is c/o Odyssey Marine Exploration, Inc., 205 S. Hoover Boulevard, Suite 210, Tampa, Florida 33609.

Name of Beneficial Owner	Amount of Beneficial Ownership (1)		Percentage of Class
Mark D. Gordon, Chief Executive Officer and Chairman	1,103,357	(2)	1.86%
John D. Longley, Chief Operating Officer	431,139	(3)	*
Mark B. Justh, Director	1,047,200	(4)	1.77%
Larissa T. Pommeraud	106,143	(5)	*
Jon D. Sawyer, Director	211,527	(6)	*
Todd E. Siegel, Director	231,443	(7)	*
All Officers and Directors as a Group	3,130,809		5.17%

Sina Toussi/Two Seas Capital LP/Two Seas Capital GP LLC 32 Elm Place 3rd Floor Rye, NY 10580	5,857,448	(8)	9.99%

Greywolf Capital Management LP/Greywolf GP LLC/Jonathan Savitz 4 Manhattanville Rd, Suite 201 Purchase, New York 10577	6,394,323	(9)	10.96%

Promotora de Inversiones CapLat Espana, SL Avenida Diagonal 131 Barcelona, 08018, España	3,931,466	(10)	6.74%

*	Indicates less than one percent.
(1)	Unless otherwise noted, the nature of beneficial ownership consists of sole voting and investment power.
(2)	Consists of 246,993 shares, 385,242 contingently issuable shares and 471,122 shares underlying currently exercisable stock options held by Mr. Gordon.
(3)	Consists of 5,847 shares, 144,466 contingently issuable shares and 280,826 shares underlying currently exercisable stock options held by Mr. Longley.
(4)

Consists of 473,965 shares and 385,242 contingently issuable shares held by Mr. Justh, 77,159 shares held by his spouse and 834 shares held by Hybrid Equity Partners LLC, a limited liability company of which Mr. Justh is a member, 90,000 shares underlying currently exercisable stock options and 20,000 shares underlying restricted stock units held by Mr. Justh.

(5)	Consists of 48,643 shares and 37,500 shares underlying currently exercisable stock options and 20,000 shares underlying restricted stock units held by Ms. Pommeraud.
(6)

Consists of 79,997 shares held jointly by Mr. Sawyer and his spouse, 10,455 shares held by Sawyer Family Partners, Ltd., a limited partnership of which Mr. Sawyer serves as the general partner, and 101,075 shares underlying currently exercisable stock options and 20,000 shares underlying restricted stock units held by Mr. Sawyer.

(7)	Consists of 114,902 shares and 96,541 shares underlying currently exercisable stock options and 20,000 shares underlying restricted stock units held by Mr. Siegel.
(8)	Based on Schedule 13D filed by Sina Toussi, Two Seas Capital LP and Two Seas Capital GP LLC on April 13, 2026.
(9)

Based on Schedule 13G filed by Greywolf Capital Management LP, Greywolf Opportunities Master Fund II LP., Greywolf Advisors LLC, Greywolf GP LLC, and Jonathan Savitz on March 4, 2026. Greywolf Opportunities Master Fund II LP and Greywolf Advisors LLC, as the general partner of Greywolf Opportunities Master Fund II LP, are deemed to be the beneficial owners of 6,051,932 shares with respect to the shares held by Greywolf Opportunities Fund II LP.

(10)

Based on Schedule 13G filed by Capital Latinoamericano, S.A. de C.V., Promotora de Inversiones CapLat Espana, S.L. and Juan Antonio Carlos Cortina Gallardo on July 31, 2025. Capital Latinoamericano, S.A. de C.V., as the sole owner of Promotora de Inversiones CapLat Espana, S.L, and Juan Antonio Carlos Cortina Gallardo, as the sole manager and shareholder of Capital Latinoamericano S.A. de C.V., are also deemed to be beneficial owners of 3,931,466 shares with respect to the shares held by Promotora de Inversiones CapLat Espana, S.L.

LEGAL MATTERS

The validity of the Odyssey Common Stock to be issued in the Merger will be passed upon by Akerman LLP.

EXPERTS

Odyssey

The consolidated financial statements of Odyssey Marine Exploration, Inc., incorporated by reference in this proxy statement/prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

AOM

The consolidated financial statements of American Ocean Minerals Corporation, included in this proxy statement/prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

OML

The consolidated financial statements of Ocean Minerals, LLC, included in this proxy statement/prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

CIC

The financial statements of CIC Limited, included in this proxy statement/prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

Annual Report

Copies of our Annual Report on Form 10-K (including our audited financial statements) filed with the SEC may be obtained without charge by writing to Odyssey Marine Exploration, Inc., 205 S. Hoover Blvd., Tampa, Florida 33609, Attn.: Secretary, or at (813) 876-1776. Exhibits to the Form 10-K will be mailed upon similar request and payment of specified fees to cover the costs of copying and mailing such materials.

Our audited financial statements for the fiscal year ended December 31, 2025, and certain other related financial and business information are contained in our Annual Report on Form 10-K, which is being made available to our stockholders along with this proxy statement, but which is not deemed a part of the proxy soliciting material.

Submitting Proxy Proposals and Director Nominations for the 2027 Annual Meeting

Proposals to be Considered for Inclusion in the Company’s 2027 Proxy Materials

For a stockholder proposal to be eligible to be included in the Company’s proxy statement and proxy card for the 2027 Annual Meeting of Stockholders, the proposal must (1) be received by the Company at our principal executive offices, 205 S. Hoover Blvd., Tampa, Florida 33609, Attn.: Secretary, on or before [December 1, 2026], and (2) concern a matter that may be properly considered and acted upon at the annual meeting in accordance with applicable laws, regulations, and our Bylaws and policies, and must otherwise comply with Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Director Nominations and Other Business to be Brought Before the 2027 Annual Meeting of Stockholders

Notice of any director nomination or the proposal of other business that stockholders intend to present at the 2027 Annual Meeting of Stockholders, but do not intend to have included in the Company’s proxy statement and form of proxy relating to the 2027 Annual Meeting of Stockholders, must be received by the Company at our principal executive offices, 205 S. Hoover Blvd., Tampa, Florida 33609, Attn.: Secretary, not earlier than the close of business on [    ], 2027, and not later than the close of business on [December 1, 2026]. In the event that the date of the 2027 Annual Meeting of Stockholders is more than 25 days before or after the anniversary date of the 2026 Annual Meeting of Stockholders, the notice must be delivered to the Company not earlier than the 120th day prior to the 2027 Annual Meeting of Stockholders and not later than the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is first made by the Company. In addition, a stockholder’s notice must include the information required by our Bylaws with respect to each director nomination or proposal of other business that such stockholder intends to present at the 2027 Annual Meeting of Stockholders.

In addition to satisfying the foregoing requirements pursuant to our Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act by [December 1, 2026].

Householding—Delivery of Documents to Stockholders

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements. This means that only one copy of this proxy statement and Annual Report may have been sent to multiple stockholders in the same household. We will promptly deliver a separate copy of this proxy statement to any stockholder upon written or oral request to: Sodali & Co, 430 Park Avenue, 14th Floor, New York, NY 10022, telephone (800) 662-5200, or banks and brokers can call collect at (203) 658-9400 or e-mail OMEX.info@investor.sodali.com. Any stockholder who wants to receive a separate copy of this proxy statement or Annual Report, or of the Company’s proxy statements or annual reports in the future, or any stockholder who is receiving multiple copies and would like to receive only one copy per household, should contact the stockholder’s bank, broker, or other nominee record holder, or the stockholder may contact us at the address and phone number above.

WHERE YOU CAN FIND MORE INFORMATION

Odyssey is subject to the informational requirements of the Exchange Act and in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the SEC electronically, and the SEC maintains a web site that contains Odyssey’s filings as well as reports, proxy and information statements, and other information issuers file electronically with the SEC at www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this proxy statement/prospectus.

Odyssey has filed with the SEC a registration statement on Form S-4 of which this proxy statement/prospectus forms a part. The registration statement registers the shares of Odyssey Common Stock to be issued to stockholders of AOM in connection with the Merger, including shares of Odyssey Common Stock that will be issuable upon conversion of the Odyssey New Preferred Shares. The registration statement, including the attached exhibits and annexes, contains additional relevant information about Odyssey. The rules and regulations of the SEC allow Odyssey to omit certain information included in the registration statement from this proxy statement/prospectus.

In addition, the SEC allows Odyssey to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus as described below.

This proxy statement/prospectus incorporates by reference the documents listed below that Odyssey has previously filed with the SEC:

•	the Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 31, 2026;

•	the Current Report on Form 8-K (to the extent filed and not furnished), filed on April 8, 2026;

•	the Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 21, 2026; and

•

the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on November 13, 2003, pursuant to Section 12 of the Exchange Act, including any subsequently filed amendments and reports updating such description.

To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC (for example, as called for by Items 2.02 and 7.01 of Form 8-K), such information or exhibit is specifically not incorporated by reference in this proxy statement/prospectus.

In addition, Odyssey incorporates by reference any documents that it may subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the Odyssey Special Meeting, other than the portions of such documents not deemed to be filed. Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference in this proxy statement/prospectus is deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modified or superseded such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

You can obtain any of the other documents listed above from the SEC, through the SEC’s website at the address indicated above, or from Odyssey, by requesting them in writing or by telephone at the following address and telephone number:

Odyssey Marine Exploration, Inc.

205 S. Hoover Blvd., Tampa, Florida 33609

Attn: Secretary

Telephone: (813) 876-1776

These documents are available from Odyssey without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. You can also find information about Odyssey at its internet websites at www.odysseymarine.com. Information contained on Odyssey’s website is not incorporated by reference into, and does not constitute part of, this proxy statement/prospectus.

You may also obtain documents incorporated by reference into this document by requesting them in writing or by telephone from Sodali & Co, Odyssey’s proxy solicitor, at the following address and telephone number:

Sodali & Co

430 Park Avenue, 14th Floor

New York, NY 10022

(203) 658-9400

If you are a stockholder of Odyssey and would like to request documents, please do so by [   ], 2026, to receive them before the Odyssey Special Meeting. If you request any documents, Odyssey will mail them to you by first class mail, or another equally prompt means, within one business day after Odyssey receives your request.

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 (the “Registration Statement”) filed with the SEC by Odyssey, constitutes a prospectus of Odyssey under Section 5 of the Securities Act of 1933, as amended, with respect to the shares of Odyssey Common Stock to be issued if the Merger described below is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, with respect to the Odyssey Special Meeting at which Odyssey Stockholders will be asked to consider and vote upon the proposals described in this proxy statement/prospectus and certain other related matters. Odyssey has not authorized anyone to give any information or make any representation about the Merger or Odyssey that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that Odyssey has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

AMERICAN OCEAN MINERALS CORPORATION

Consolidated Financial Statements

For the Period from May 9, 2025 to December 31, 2025

ODYSSEY MARINE EXPLORATION, INC.

GRANT THORNTON LLP 101 E. Kennedy Blvd., Suite 3850 Tampa, FL 33602 D +1 813 229 7201 F +1 813 223 3015

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors

American Ocean Minerals Corporation

Opinion

We have audited the consolidated financial statements of American Ocean Minerals Corporation (a Delaware corporation) and subsidiaries (the “Company”), which comprise the consolidated balance sheet as of December 31, 2025, and the related consolidated statement of operations, stockholders’ equity, and cash flows for the period from May 9, 2025 (“Inception”) to December 31, 2025, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the period from Inception to December 31, 2025 in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

We conducted our audits of the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of management for the financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the consolidated financial statements are available to be issued.

GT.COM	Grant Thornton LLP is a U.S. member firm of Grant Thornton International Ltd (GTIL). GTIL and each of its member firms are separate legal entities and are not a worldwide partnership.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with US GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ GRANT THORNTON LLP

Tampa, Florida

May 7, 2026

CONSOLIDATED BALANCE SHEET

As of December 31, 2025

ASSETS
Current Assets:
Cash and cash equivalents	$2,855

Total Current Assets	2,855
Non-Current Assets:
ROU asset	287,573
Intangible asset	620,791

Total Non-Current Assets	908,364

TOTAL ASSETS	$911,219

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$581,445
Accrued expenses	1,096,913
Lease liability	97,561
Short-term loans from shareholders	403,221

Total Current Liabilities	2,179,140
Non-Current Liabilities:
Lease liability	190,012

Total Liabilities	2,369,152
Stockholders’ Equity (Deficit):
Common stock, no par value	200
Retained earnings (accumulated deficit)	(1,458,133)

Total Stockholders’ Equity (Deficit)	(1,457,933)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$911,219

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS

For the Period from May 9, 2025 to December 31, 2025

Revenues	$—

Total Revenues	—

OPERATING EXPENSES
General & administrative	15,048
Professional & consulting services	747,462
Startup & organization costs	93,981
Legal fees	356,894
Rent	40,300
Conferences & travel	200,247

Total Operating Expenses	1,453,932

Loss from Operations	(1,453,932)

OTHER EXPENSE
Interest expense	(4,201)

Total Other Expense	(4,201)

Loss before income taxes	(1,458,133)
Income tax expense	—

NET LOSS	$(1,458,133)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

For the Period from May 9, 2025 to December 31, 2025

	Common Stock	Retained Earnings	Total
Balance, May 9, 2025	$200	$—	$200
Net loss for the period	—	(1,458,133)	(1,458,133)

Balance, December 31, 2025	$200	$(1,458,133)	$(1,457,933)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Period from May 9, 2025 to December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,458,133)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Increase in accounts payable	315,654
Increase in accrued expenses	1,096,913

Net cash used in operating activities	(45,566)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration License	(355,000)

Net cash used in investing activities	(355,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	200
Proceeds from shareholder loans	403,221

Net cash provided by financing activities	403,421

NET INCREASE IN CASH	2,855
Beginning of period (May 9, 2025)	—

End of period (December 31, 2025)	$2,855

SUPPLEMENTAL DISCLOSURES
Non-cash investing activities
Right of use asset obtained in exchange for Lease Liability	$317,657

Intangible asset	$265,791

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Period from May 9, 2025 to December 31, 2025

Note 1 – Organization

Organization and Nature of Operations

American Ocean Minerals Corporation (“AOM”) was formed as a limited liability company on May 9, 2025 (“Inception”), under the laws of the state of Delaware. On September 18, 2025, the Company filed a certificate of conversion to corporation under the laws of the state of Delaware.

AOM and its subsidiaries (collectively, the “Company”) is engaged in potential future exploration and development activities related to polymetallic nodule resources. The Company has had no revenue-generating operations from Inception through December 31, 2025. These consolidated financial statements cover the period from Inception through December 31, 2025.

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries AOM Area-1, LLC, AOM Area-2, LLC and AOM Area-3, LLC. All significant inter-company and intra-company transactions and balances have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ materially from those estimates.

Cash

Cash includes cash on hand and cash in banks.

Intangible assets

Intangible assets consist primarily of capitalized costs and fees during the period for $620,791 that are directly attributable to the application for exploration licenses under the Deep Seabed Hard Mineral Resources Act (15 CFR Part 970) to the US National Oceanic and Atmospheric Administration (NOAA). There are two exploration licenses, namely AOM Area-1 and AOM Area-2. The AOM Area-1 application was submitted on September 23, 2025 and the Company received notice of full compliance on March 16, 2026. The AOM Area-2 application was submitted on November 26, 2025 and the Company received notice of full compliance on February 23, 2026.

These licenses will provide the Company with the rights to explore and potentially extract natural resources in specified geographic areas. The Company will commence amortization of the licenses when they are approved and their terms commence, over the shorter of their useful lives or the term of the licenses. Management evaluates the carrying value of its intangible assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. As of December 31, 2025, no impairment indicators were identified.

Right-of-use Assets and Lease Liabilities

The Company accounts for leases under ASC 842, “Leases”. The Company reviews all agreements to determine if a leasing arrangement exists. The Company determines if an arrangement is a lease at the lease commencement date. In addition to the Company’s lease agreements, the Company reviews all material new vendor arrangements for potential embedded lease obligations. The asset balance related to operating leases is presented within ”Right-of-use asset” on the Company’s consolidated balance sheet. The current and noncurrent balances related to operating leases are presented as “Lease liability,” in their respective classifications, on the Company’s consolidated balance sheet.

The lease liability is recognized based on the present value of the remaining fixed lease payments discounted using the Company’s incremental borrowing rate on the date of the lease. The ROU asset is calculated based on the lease liability adjusted for any lease payments paid to the lessor at or before the commencement date (i.e. prepaid rent) and initial direct costs incurred by the Company and excluding any lease incentives received from the lessor. If a lease does not provide a discount rate and the rate cannot be readily determined, an incremental borrowing rate is used to determine the present value of future lease payments. For operating leases, the lease expense is recognized on a straight-line basis over the lease term. The Company accounts for its lease and non-lease components as a single component, and therefore both are included in the calculation of lease liability recognized on the balance sheets.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount, an impairment loss is recognized as the amount by which the carrying amount exceeds the fair value of the asset. No impairment charges were recorded during the period from Inception through December 31, 2025.

Accrued Expenses

Accrued expenses consist of the following as of December 31, 2025:

2025
Compensation	$221,211
Advisory fees	536,906
Legal	240,796
Professional fees	98,000

Total accrued expenses	$1,096,913

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

The Company evaluates tax positions under the two-step framework of ASC 740-10-25-6. As of December 31, 2025, the Company had no material unrecognized tax benefits. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. No interest or penalties were accrued as of December 31, 2025.

Recent Accounting Pronouncements

In December 2023, the FASB issued new guidance on income tax disclosures (ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”). The new guidance enhances the transparency and decision usefulness of income tax disclosures. Adjustments to the annual disclosure of income taxes include: (1) A tabular rate reconciliation comprised of eight specific categories, (2) Incomes taxes paid, disaggregated between significant national, state, and foreign jurisdictions, (3) Eliminates requirements to disclose the nature and estimate of reasonably possible changes to unrecognized tax benefits in the next 12 months or that an estimated range cannot be made, and (4) Adds a requirement to disclose income (or loss) from continuing operations before income tax expense (or benefit) by national and foreign, and income tax expense (or benefit) from continuing operations disaggregated between national, state and foreign. The ASU is effective for private business entities for fiscal years beginning on or after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact this guidance will have on the consolidated financial statements and related disclosures.

Fair Value of Financial Instruments

The Company follows ASC 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

Fair Value Hierarchy

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of inputs that may be used to measure fair value are as follows:

Level 1.	Quoted prices in active markets for identical assets or liabilities.

Level 2.	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities. Level 2 inputs also include non-binding market consensus prices that can be corroborated with observable market data, as well as quoted prices that were adjusted for security-specific restrictions.

Level 3.	Unobservable inputs to the valuation methodology are significant to the measurement of the fair value of assets or liabilities. Level 3 inputs also include non-binding market consensus prices or non-binding broker quotes that we were unable to corroborate with observable market data.

The Company did not have any financial assets or liabilities measured on a recurring basis.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note 3 – Advances from Shareholder

The Company has received short-term loans from shareholders totaling $403,221 to fund operations during the development stage. These loans accrue interest at 3.86% and are classified as current liabilities as they are expected to be repaid within one year.

Interest expense on these loans for the period ended December 31, 2025, was $4,201.

Note 4 – Related Party Transactions

The Company has incurred expenses with certain related parties during the period from May 9, 2025 to December 31, 2025 for various administrative, consulting and professional services and the office lease. Related party transactions presented in the balance sheet at December 31, 2025 include $177,791 in Intangible Assets for services provided in connection with the exploration license applications; $287,791 in Accounts Payable and $457,462 in Accrued Expenses. Related party transactions presented in the statement of operations for period from May 9, 2025 to December 31, 2025 include $517,462, $40,000 and $10,000 presented in Professional & consulting services, Rent, and General & administrative, respectively.

Note 5 – Stockholders’ Equity

The Company is authorized to issue 1,000,000 shares of common stock with no par value. As of December 31, 2025, 106,379 shares are issued and outstanding.

Note 6 – Commitments and Contingencies

Legal Proceedings

The Company is not currently a party to any legal proceedings. In the normal course of business, the Company may become subject to claims and litigation.

Note 7 – Lease

The Company is party to an office lease with a related party, expiring in September 2028. The amortizable life of the right-of-use asset is limited by the expected lease term. Although this lease includes an option to extend, the Company did not include it in the right-of-use asset or lease liability calculation because it is not reasonably certain that the option will be executed.

For the period from Inception to December 31, 2025, the Company accrued payments related to its operating leases in the amount of $40,000.

Future minimum lease payments for leases in effect at December 31, 2025 were as follows:

Operating Lease
2026	$126,000
2027	126,000
2028	84,000

Total	$336,000
Less: Imputed interest	(48,427)

Present value of lease liabilities	$287,573

As of December 31, 2025, the Company’s weighted average remaining lease term on its operating lease was 2.75 years, and the Company’s weighted average discount rate related to its operating lease was 11.7%.

Note 8 – Income Taxes

There was no provision for income tax for the year ended December 31, 2025.

As of December 31, 2025, the Company had consolidated income tax net operating loss (“NOL”) carryforwards for federal tax purposes of approximately $1.5 million, which do not expire.

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

December 31, 2025
Deferred tax assets:
Net operating loss carryforward	$315,000
Operating lease liability	60,390
Accrued expenses not yet deductible for tax	—

Total deferred tax assets	375,390
Deferred tax liabilities:
Right-of-use asset	(60,390)
Intangible asset – exploration license costs	—

Total deferred tax liabilities	(60,390)
Less: Valuation allowance	(315,000)

Net deferred tax asset (liability)	$—

As reflected in the table above, management has evaluated whether it is more likely than not that the deferred tax assets will be realized. Based on the available evidence — including the Company’s inception-stage status, absence of revenue-generating operations, and cumulative net losses since Inception,— management has concluded that it is more likely than not that those assets would not be realized without the Company achieving commercial operations and generating sufficient future taxable income. Accordingly, a full valuation allowance of $315,000 has been recorded against all net deferred tax assets as of December 31, 2025. The Company’s effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income before income taxes primarily because of the valuation allowance.

We have not recognized a material adjustment in the liability for unrecognized tax benefits and have not recorded any provisions for accrued interest and penalties related to uncertain tax positions.

The Company was formed on May 9, 2025 (Inception) and converted to a C-corporation on September 18, 2025. Accordingly, the earliest tax period subject to examination by a major taxing jurisdiction is the period from the Conversion Date (September 18, 2025) through December 31, 2025. The Company made no cash payments for income taxes for the period from Inception through December 31, 2025. No income taxes were accrued or currently payable as of December 31, 2025.

Note 9 – Subsequent Events

Management has evaluated subsequent events through May 7, 2026, which is the date these consolidated financial statements were issued.

The Company completed a private placement of convertible debentures (the “Convertible Debentures”) for aggregate gross proceeds of $75,612,000, in three tranches on February 6, 2026 (“Tranche One”), February 11,

2026 (“Tranche Two”) and February 13, 2026 (“Tranche Three”). Gross proceeds of $36,362,000, $26,590,000 and $12,660,000 were raised in each of Tranche One, Tranche Two and Tranche Three, respectively. The Convertible Debentures bear interest at a rate of 8.00% per annum and mature two years from the date of issuance. The Convertible Debentures shall automatically convert into shares of common stock of the Company upon the occurrence of a public offering transaction, reverse takeover or merger transaction, qualified financing or sale of the Company (each, a “Liquidity Event”) at a conversion price equal to a 25% discount to the price attributed to the Common Shares issued in connection with such Liquidity Event. If the principal amount or any part thereof of the Convertible Debentures is voluntarily prepaid by the Company on or prior to the first anniversary of the date of issuance, or (ii) the outstanding amount under the Convertible Debentures is converted, redeemed, mandatorily repaid, accelerated, or otherwise satisfied in whole for any reason on or prior to the first anniversary of the date of issuance, the Company shall pay a make-whole amount equal to all interest that would have accrued through to the date that is the first anniversary of the issuance date.

On February 2, 2026, the Company entered into a revenue participation agreement (the “CIC RPA”) with CIC Limited (“CICL”) and CIC, LLC (“CIC”), as guarantor, pursuant to which the Company was granted a perpetual revenue participation interest equal to 1% of “gross proceeds”, defined and calculated in accordance with the CIC RPA, derived from the sale or other disposition of minerals recovered (or expropriated) from seabed areas within the Cook Islands exclusive economic zone covered by an exploration license issued to CICL under the Seabed Minerals Act 2019 (Cook Islands). Pursuant to the terms of the CIC RPA, the Company has advanced an aggregate of $5,000,000. Revenue participation payments are payable quarterly in U.S. dollars, with late payments bearing interest at 8% per annum. To secure CICL’s obligations under the CIC RPA, CICL entered into a general security agreement dated March 2, 2026, pursuant to which it granted the Company a security interest over all of its present and after acquired personal property, which such obligations further supported by a parent guarantee by CIC pursuant to the terms of the CIC RPA.

On March 2, 2026, the Company entered into a royalty agreement with its wholly-owned subsidiary AOM Area 1, LLC (“AOM Area 1”), pursuant to which the Company was granted a 2% royalty on gross proceeds from the sale or other disposition of minerals recovered from the seabed area located within the Clarion–Clipperton Zone (CCZ), being an area expected to be covered by an exploration license and a commercial permit to be issued under the Deep Seabed Hard Mineral Resources Act and its applicable regulations. Royalty payments are payable quarterly, within 30 days following the end of each calendar quarter, and must be made in U.S. dollars. To secure AOM Area 1’s payment and performance obligations, including the royalty, AOM Area 1 is required to grant security interests over specified assets.

On March 2, 2026, the Company entered into a royalty agreement with its wholly-owned subsidiary AOM Area 2, LLC (“AOM Area 2”), pursuant to which the Company was granted a 2% royalty on gross proceeds from the sale or other disposition of minerals recovered from the seabed area located in international waters outside of the Cook Islands Exclusive Economic Zone, being an area expected to be covered by an exploration license and a commercial permit to be issued under the Deep Seabed Hard Mineral Resources Act and its applicable regulations. Royalty payments are payable quarterly, within 30 days following the end of each calendar quarter, and must be made in U.S. dollars. To secure AOM Area 2’s payment and performance obligations, including the royalty, AOM Area 2 is required to grant security interests over specified assets.

On March 2, 2026, the Company entered into a royalty agreement with its wholly-owned subsidiary AOM Area 3, LLC (“AOM Area 3”), pursuant to which the Company was granted a 2% royalty on gross proceeds from the sale or other disposition of minerals recovered from the seabed area located in international waters, being an area expected to be covered by an exploration license and a commercial permit to be issued under the Deep Seabed Hard Mineral Resources Act and its applicable regulations. Royalty payments are payable quarterly, within 30 days following the end of each calendar quarter, and must be made in U.S. dollars. To secure AOM Area 3’s payment and performance obligations, including the royalty, AOM Area 3 is required to grant security interests over specified assets.

On March 20, 2026, the Company entered into a unit purchase agreement (the “OML UPA”) with Ocean Minerals, LLC (“OML”), pursuant to which (i) the Company agreed to invest up to $20,000,000 in OML in exchange for membership interest units of OML (the “OML Membership Interest Units”) and (ii) OML agreed to grant the Company an option, subject to the terms and conditions of the OML UPA, to purchase such number of additional OML Membership Interest Units as would be necessary for the Company to hold, in the aggregate, at least 67% of the outstanding OML Membership Interests Units on a fully diluted basis. Pursuant to the terms of the OML UPA, the Company has advanced an aggregate of US$7,500,000.

On March 20, 2026, the Company also entered into a memorandum of understanding with OML, pursuant to which the Company and OML agreed to collaborate across key areas including data sharing, joint technical development, processing technologies, collective vendor and resource negotiation, logistics coordination, and engagement on regulatory, environmental, and commercial matters. In addition, on March 20, 2026, the Company entered into an equity exchange commitment letter with certain existing members of OML (the “OML Members”), pursuant to which the OML Members agreed to execute an equity exchange agreement immediately following closing of the Company’s Liquidity Event, pursuant to which such electing OML Members will have an opportunity to exchange a portion of their OML Membership Interest Units for shares of common stock in the public company.

On March 20, 2026, the Company also entered into a revenue participation agreement (the “OML RPA”) with Moana Minerals Limited (“MML”), a wholly-owned subsidiary of OML, as guarantor, pursuant to which the Company was granted a perpetual revenue participation interest equal to 1% of “gross proceeds”, defined and calculated in accordance with the OML RPA, derived from the sale or other disposition of minerals recovered (or expropriated) from seabed areas within the Cook Islands exclusive economic zone covered by an exploration license issued to MML under the Seabed Minerals Act 2019 (Cook Islands). The revenue participation is subject to an annual tonnage cap of 10 million dry metric tons of products extracted from the property in any calendar year. Pursuant to the OML RPA, the Company has advanced $5,000,000 to MML. Revenue participation payments are payable quarterly in U.S. dollars, with any late payments bearing interest at a rate of 8% per annum. The obligations of MML under the OML RPA are guaranteed by OML in favor of the Company in accordance with the terms provided under the OML RPA.

On March 20, 2026, the Company entered into a sale and assignment agreement, effective as of December 31, 2025 (the “Debt Assignment Agreement”), with Transocean Minerals Holdings Limited (“TMH”), as vendor, and Kiva Marine Limited (“KML”), a wholly-owned subsidiary of OML and OML, as loan parties, whereby the Company agreed to purchase all of TMH’s right, title and interest in and to that certain amended and restated convertible loan agreement dated February 6, 2024 between TMH, as lender, KML, as borrower, and OML, as guarantor (as amended, the “OML Credit Agreement”), and corresponding loan and security documents, for the aggregate purchase price of $15,500,000. Immediately upon purchase, which occurred March 23, 2026, the Company exercised lender conversion rights under the OML Credit Agreement converting the then outstanding obligations (equivalent to $9,818,195 representing all then outstanding principal and interest) into 1,963,639 common membership interests in OML, at a conversion price of $5.00 per unit.

Following its acquisition of those certain revenue participation and royalty agreements (collectively, the “Royalty Agreements”) with AOM Area 1, AOM Area 2, AOM Area 3, MML and CIC, the Company sold and assigned its interest in such Royalty Agreements to 1001525062 Ontario Inc. (“Royalty Co”) pursuant to a certain Assignment and Assumption Agreement in consideration of Royalty Co issuing a secured promissory note to the Company in the original principal amount of $15,000,000 (the “Royalty Note”). Principal outstanding under the Royalty Note shall accrue interest at a rate of 8% per annum, payable monthly with unpaid interest capitalized as additional principal. All obligations under the Royalty Note are secured by a charge over all present and after-acquired personal property of Royalty Co, in accordance with the terms of the Royalty Note. Certain stockholders of Royalty Co are also stockholders of the Company, and are therefore considered related-party transactions.

On April 8, 2026, the Company and Odyssey Marine Exploration, Inc. (NASDAQ: OMEX) (“Odyssey”), Oceanus Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Odyssey (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into AOM, with AOM surviving the merger and becoming a direct, wholly owned subsidiary of Odyssey (the “Merger”). The Merger is expected to be completed in the late second to early third quarter of 2026.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each then-outstanding share of AOM common stock, par value $0.0001 per share (the “AOM Common Stock”) will be converted into 4.5017 shares of Odyssey common stock, par value $0.0001 per share (the “Odyssey Common Stock”).

Each of Odyssey and AOM has agreed to customary representations, warranties, and covenants in the Merger Agreement, including, among others, covenants relating to (a) obtaining the requisite approval of its respective stockholders, (b) Odyssey’s non-solicitation of alternative acquisition proposals, (c) the conduct of its respective business during the period between the signing of the Merger Agreement and the Closing, and (d) Odyssey filing with the U.S. Securities and Exchange Commission (the “SEC”) and causing to become effective a registration statement to register the shares of Odyssey Common Stock, Odyssey Preferred Shares, Odyssey Assumed Warrants, and Odyssey Assumed Warrant Shares to be issued in connection with the Merger (the “Registration Statement”).

Consummation of the Merger is subject to certain closing conditions, including, among other things, (a) approval by the requisite Odyssey stockholders of the proposals to be presented at the Odyssey Meeting, (b) the effectiveness of the Registration Statement, (c) the AOM PIPE Investment (as defined in the Merger Agreement) having been consummated with gross proceeds of not less than $25.0 million, (d) after giving effect to the AOM PIPE Investment, AOM having a minimum cash balance of not less than $100.0 million, and (e) the AOM Bridge Debentures having been converted into shares of AOM Common Stock.

The Merger Agreement contains certain termination rights for both Odyssey and AOM, including the right to terminate the Merger Agreement in the event of a triggering event tied to an adverse recommendation change or an acquisition proposal. In addition, either Odyssey or AOM may terminate the Merger Agreement if the Merger is not consummated on or before October 7, 2026 (the “Outside Date”), provided that either Odyssey or AOM may unilaterally extend the Outside Date – first by two months, and then by an additional 30 days – so long as the extending party determines in good faith that the remaining closing conditions are still capable of being satisfied, and provided, further that neither party may terminate the Merger Agreement if the failure to consummate the Merger by the Outside Date is primarily attributable to such party’s failure to perform any covenant or other obligation required to be performed by it under the Merger Agreement. Upon termination of the Merger Agreement under specified circumstances, Odyssey may be required to pay AOM a nonrefundable termination fee in the amount of $2.2 million.

OCEAN MINERALS, LLC AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2025 and 2024

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OCEAN MINERALS, LLC AND SUBSIDIARIES

GRANT THORNTON LLP 101 E. Kennedy Blvd., Suite 3850 Tampa, FL 33602 D +1 813 229 7201 F +1 813 223 3015

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors

Ocean Minerals, LLC

Opinion

We have audited the consolidated financial statements of Ocean Minerals, LLC (a Cayman Islands limited liability company) and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in members’ equity/(deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

We conducted our audits of the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of management for the financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the consolidated financial statements are issued available to be issued.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes

GT.COM	Grant Thornton LLP is a U.S. member firm of Grant Thornton International Ltd (GTIL). GTIL and each of its member firms are separate legal entities and are not a worldwide partnership.

our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with US GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ GRANT THORNTON LLP

Tampa, Florida

May 7, 2026

OCEAN MINERALS, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2025	2024
ASSETS
Current Assets
Cash	$1,050,699	$1,346,374
Accounts receivable	27,114	713,159
Other receivable – related party, current	113,412	97,705
Deposits and other current assets	888,925	619,586

Total current assets	2,080,150	2,776,824
Property and equipment, net	7,861,729	8,899,386
Other receivable – related party, noncurrent	3,392,082	3,310,084
Right-of-use assets, net	3,868,823	4,337,038

Total assets	$17,202,784	$19,323,332

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts payable	$866,027	$1,011,182
Accrued expenses	580,113	935,184
Lease liabilities, current	273,392	227,195
Due to related party	358,481	325,417
Term debt—related party	9,818,195	8,829,126

Total current liabilities	11,896,208	11,328,104
Lease liabilities, noncurrent	3,558,204	3,455,075

Total liabilities	15,454,412	14,783,179
Commitments and contingencies (Note 7)
Member Capital – Contingently redeemable	5,000,000	5,000,000

MEMBERS’ EQUITY (DEFICIT)
Members’ equity	29,423,275	26,994,429
Accumulated deficit	(32,674,903)	(27,454,276)

Total members’ deficit	(3,251,628)	(459,847)

Total liabilities, member capital – contingently redeemable and members’ deficit	$17,202,784	$19,323,332

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN MINERALS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2025	2024
Revenues
Total revenues	$4,419,400	$7,195,794

Operating expenses
General and administrative	$4,592,283	$5,946,464
Payroll and benefits	2,919,045	2,571,292
Repairs and maintenance	53,577	430,676
Depreciation and amortization	1,708,796	1,559,279

Total operating expenses	9,273,701	10,507,711

Operating loss	(4,854,301)	(3,311,917)
Other income (expense)
Other income	477,056	—
Interest expense	(1,096,520)	(876,288)
Foreign exchange gain (loss)	257,928	(202,518)

Total other income (expense), net	(361,536)	(1,078,806)

Loss before income taxes	(5,215,837)	(4,390,723)
Income tax expense	4,790	16,246

Net Loss	$(5,220,627)	$(4,406,969)

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN MINERALS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

	Members’ Equity	Accumulated Deficit	Total Members’ Equity (Deficit)
Balance at December 31, 2023	$25,362,153	$(23,047,307)	$2,314,846
Units issued for services provided	815,429	—	815,429
Unit issuances	816,847	—	816,847
Net loss	—	(4,406,969)	(4,406,969)

Balance at December 31, 2024	$26,994,429	$(27,454,276)	$(459,847)
Units issued for services provided	845,897	—	845,897
Unit issuances	1,582,949	—	1,582,949
Net loss	—	(5,220,627)	(5,220,627)

Balance at December 31, 2025	$29,423,275	$(32,674,903)	$(3,251,628)

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN MINERALS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,220,627)	$(4,406,969)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,091,255	954,924
Stock issued for services provided	845,897	815,429
Amortization of commitment fees	—	60,000
Interest paid-in-kind (“PIK”)	1,096,520	598,344
Right-of-use assets amortization	617,541	604,355
Changes in operating assets and liabilities:
Accounts receivable	686,045	(661,815)
Other receivable – related party	(97,705)	(84,173)
Deposits and other current assets	(269,339)	101,498
Accounts payable	(145,155)	212,031
Accrued expenses	(462,522)	(511,935)
Due to related party	33,064	32,636
Lease liabilities	117,541	104,355

NET CASH USED IN OPERATING ACTIVITIES	(1,707,485)	(2,181,320)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(171,139)	(565,615)

NET CASH USED IN INVESTING ACTIVITIES	(171,139)	(565,615)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from loans payable	—	3,000,000
Proceeds from issuance of units	1,582,949	816,847

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,582,949	3,816,847

NET (DECREASE) INCREASE IN CASH	(295,675)	1,069,912
CASH AT BEGINNING OF PERIOD	1,346,374	276,462

CASH AT END OF PERIOD	$1,050,699	$1,346,374

	Years Ended December 31,
	2025	2024
SUPPLEMENTAL CASH FLOW INFORMATION:
Income taxes paid	$4,790	$16,246

NON-CASH INVESTING AND FINANCING TRANSACTIONS:
Units issued for services provided	$845,897	$815,429

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN MINERALS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – BUSINESS AND BASIS OF PRESENTATION

Organization

Ocean Minerals, LLC and subsidiaries (the “Company,” “OML,” “us,” “we” or “our”) is a resource development company, focused on mining the seafloor for polymetallic nodules, with an intent to provide the world with critical minerals that are needed to allow the move away from high-carbon fuels. Our corporate headquarters are located in Houston, Texas.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding our financial statements. The financial statements and notes are representations of the Company’s management who are responsible for their integrity and objectivity and have prepared them in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Moana Minerals Limited (“MML”), Moana Minerals Inc. USA (“MMI”), Kiva Marine Limited (“Kiva”), OML Rare Earth LLC (“Rare Earth”), and Odyssey Retriever Inc (“ORI” or “Retriever”). All significant inter-company and intra-company transactions and balances have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

Cash

Cash include cash on hand and cash in banks and consists of deposits in several U.S. banks and one foreign bank. We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains certain of its cash balances in U.S. banks, which at times, may exceed federally insured limits. The Company has not incurred and does not expect to incur any losses with respect to these balances. We limit investment of cash equivalents and investments to financial institutions with high credit ratings. Management believes it is not exposed to any significant credit risk regarding these accounts as it performs periodic reviews of the creditworthiness of the financial institutions the Company uses.

Cash balances were as follows:

	December 31,
	2025	2024
Cash in U.S. dollars in U.S. banks	$900,869	$1,329,945
Cash in foreign banks and foreign currency	149,830	16,429

Total cash	$1,050,699	$1,346,374

Revenue Recognition and Accounts Receivable

Revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of Accounting Standards Codification (“ASC”) Topic 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC Topic 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. Sales, value add, and other taxes collected on behalf of third parties are excluded from revenue.

The Company currently generates revenues from service contracts with customers. Currently, there is one primary source of revenue, which consists of charter services. The contracts for charter services provide for chartering of the vessel with all the science equipment and services related to science activities. These services are billed on an ad hoc basis, however, generally they include advance payment of services, deposits, milestone billing or progress payments and are due at the time of invoice. Revenue from chartered services is recognized over time, recognized ratably as the service is performed over the charter period. If the Company has to transit to a port of delivery that is not Rarotonga, there will be an upfront consideration for the services. Depending on the type of contract (fixed or day-rate), consideration for services are either variable or fixed. Reimbursable expenses represent variable consideration because the amounts billed depend on actual costs incurred during the performance of the services and are not known until the conclusion of the service period. The Company also invoices their customers for reimbursable costs (food, fuel, port fees, etc.), which have been determined not to be a performance obligation, as the customer is merely reimbursing the Company for costs incurred on behalf of the customer. These reimbursable expenses do not provide a distinct benefit to the customer beyond the primary service. They are simply amounts the Company is entitled to recover. Therefore, these costs are treated as part of the transaction price, not a separate performance obligation.

Contract Balances

Contract assets are comprised of services provided for which consideration has not been received and are transferred to accounts receivable when the right to payment becomes unconditional. Contract assets are presented within deposits and other current assets in the consolidated balance sheets. Contract assets consisting of unbilled revenue was approximately $390,000 and $0 at December 31, 2025 and 2024, respectively.

Contract liabilities are recorded when the Company receives advance payments from customers for reimbursable expenses or other mobilization costs. Contract liabilities are presented within accrued expenses in the consolidated balance sheets and was approximately $0 and $287,000 at December 31, 2025 and 2024, respectively. Contract liabilities are reduced as revenue is earned and recognized over time.

Revenues for the years ended December 31, 2025 and 2024, include the following:

	December 31,
	2025	2024
Amounts included in the beginning of year contract liability balance	$287,165	$—

The Company’s unsatisfied performance obligations are for contracts that have an original expected duration of one year or less and, as such, the Company is not required to disclose the remaining performance obligation.

Accounts receivable are based on amounts billed to customers. We evaluate our accounts receivable to estimate an allowance for credit losses over the remaining life of the financial instrument. The remaining life of our financial assets is determined by considering contractual terms among other factors. We estimate an allowance for credit losses based on ongoing evaluations of the accounts receivable, the related credit risk characteristics, and the overall economic and environmental conditions affecting the financial assets. Credit losses are charged off against the allowance when we believe the uncollectibility of the financial asset is confirmed. Subsequent recoveries, if any, are credited to the allowance once received. A credit loss expense, or benefit, is recorded within general and administrative expense in the consolidated statements of operations in an amount necessary to adjust the allowance for credit losses to our estimate as of the end of each reporting period. At December 31, 2025 and 2024 we determined no allowance was necessary.

Other Current Assets

Other current assets consist primarily of prepaid expenses, unbilled revenue and deposits. All prepaid expenses are amortized on a straight-line basis over the term of the underlying agreements.

Exploration Licenses

The Company currently holds an exploration license that expires in February 2027. Pre-license costs incurred before an exploration license is acquired are expensed as incurred. Costs for acquiring the Company’s current license are not significant. The Company is actively engaged in a renewal effort to extend this license for an additional five years.

Long-Lived Assets

Property and equipment is stated at historical cost. Depreciation is calculated using the straight-line method at rates based on the assets’ estimated useful lives. Refer to Note 4, Property and Equipment for disclosure of estimated useful lives. Items that may require major overhauls (such as marine equipment) that enhance or extend the useful life of these assets qualify to be capitalized and depreciated over the useful life or remaining life of that asset, whichever was shorter. All other repairs and maintenance are expensed when incurred.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. There was no impairment recorded to long-lived assets for the years ended December 31, 2025 or 2024.

Convertible Debt

When the Company issues convertible debt, it evaluates the balance sheet classification to determine whether the instrument should be classified either as debt or equity, and whether the conversion feature should be accounted for separately from the host instrument. A conversion feature of a convertible debt instrument or certain convertible preferred stock would be separated from the convertible instrument and classified as a derivative liability if the conversion feature, were it a standalone instrument, meets the definition of an “embedded derivative” in ASC 815, “Derivatives and Hedging”. Generally, characteristics that require derivative treatment include, among others, when the conversion feature is not indexed to the Company’s equity, as defined in ASC 815-40, or when it must be settled either in cash or by issuing stock that is readily convertible to cash.

When a conversion feature meets the definition of an embedded derivative, it would be separated from the host instrument and classified as a derivative liability carried on the consolidated balance sheet at fair value, with any changes in its fair value recognized currently in the consolidated statements of operations.

Warrants

When the Company issues warrants, it evaluates the proper balance sheet classification of the warrant to determine whether it should be classified as equity or as a derivative liability on the consolidated balance sheets. In accordance with ASC 815-40, “Derivatives and Hedging-Contracts in the Entity’s Own Equity” (“ASC 815-40”), the Company classifies a warrant as equity so long as it is “indexed to the Company’s equity” and several specific conditions for equity classification are met. A warrant is not considered indexed to the Company’s equity, in general, when it contains certain types of exercise contingencies or adjustments to the exercise price. If a warrant is not indexed to the Company’s equity or it has net cash settlement that results in the warrants to be accounted for under ASC 480, “Distinguishing Liabilities from Equity”, or ASC 815-40, it is classified as a derivative liability which is carried on the consolidated balance sheet at fair value with any changes in its fair value recognized currently in the consolidated statements of operations.

Fair Value Measurements

The Company determines fair value in accordance with the provisions of FASB guidance, Fair Value Measurements and Disclosures, which defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants on the measurement date.

The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs based on the observability as of the measurement date, is as follows:

Fair Value Hierarchy

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of inputs that may be used to measure fair value are as follows:

Level 1.	Quoted prices in active markets for identical assets or liabilities.

Level 2.	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities. Level 2 inputs also include non-binding market consensus prices that can be corroborated with observable market data, as well as quoted prices that were adjusted for security-specific restrictions.

Level 3.	Unobservable inputs to the valuation methodology are significant to the measurement of the fair value of assets or liabilities. Level 3 inputs also include non-binding market consensus prices or non-binding broker quotes that we were unable to corroborate with observable market data.

The Company did not have any financial assets or liabilities measured on a recurring basis.

Right-of-use Assets and Lease Liabilities

The Company accounts for leases under ASC 842, “Leases”. The Company reviews all agreements to determine if a leasing arrangement exists. The Company determines if an arrangement is a lease at the lease commencement date. For leases in which the Company is the lessee, leases are classified as either finance or operating, with classification affecting the pattern of expense recognition. In addition to the Company’s lease agreements, the Company reviews all material new vendor arrangements for potential embedded lease obligations. The asset balance related to leases is presented within “Right-of-use assets” on the Company’s consolidated balance sheets. The current and noncurrent balances related to operating and finance leases are presented as “Lease liabilities,” in their respective classifications, on the Company’s consolidated balance sheets. Disclosure breakout of the operating and finance leases is included in Note 10, Leases.

The lease liability is recognized based on the present value of the remaining fixed lease payments discounted using the Company’s incremental borrowing rate on the date of the lease. The Right of use “ROU” asset is calculated based on the lease liability adjusted for any lease payments paid to the lessor at or before the commencement date (i.e. prepaid rent) and initial direct costs incurred by the Company and excluding any lease incentives received from the lessor. If a lease does not provide a discount rate and the rate cannot be readily determined, an incremental borrowing rate is used to determine the present value of future lease payments. For operating leases, the lease expense is recognized on a straight-line basis over the lease term. The Company accounts for its lease and non-lease components as a single component, and therefore both are included in the calculation of lease liability recognized on the consolidated balance sheets.

Foreign Currency Transactions

The financial statements and transactions of the Company’s foreign operations are maintained in their functional currency, which is the U.S. dollar.

The Company conducts transactions denominated in currencies other than the U.S. dollar. Transactions denominated in foreign currencies are remeasured into the U.S. dollar using the exchange rate in effect on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured into U.S. dollars using the exchange rates in effect at the balance sheet date. Nonmonetary assets and liabilities denominated in foreign currencies are remeasured using historical exchange rates. Foreign currency transaction gains and losses resulting from remeasurement are recognized in earnings and included within foreign exchange gain (loss) in the consolidated statements of operations.

Advertising Costs

Advertising costs are expensed as incurred and are included in general and administrative expenses in the consolidated statements of operations. The Company incurred advertising costs of approximately $24,000 and $39,000 for the years ended December 31, 2025 and 2024, respectively.

Income Taxes

Ocean Minerals, LLC is a Cayman Islands limited liability company classified as a partnership for U.S. federal income tax purposes. As a partnership, OML is not directly subject to U.S. federal income taxes; rather, items of income, deduction, gain, loss, and credit are passed through to the Company’s unitholders for inclusion in their respective tax returns.

Moana Minerals Limited (“MML”) and Kiva are registered as international companies under the Cook Islands International Companies Act and are subject to a 20% income tax rate.

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. All intercompany transactions, including management fee allocations between subsidiaries, are eliminated in the consolidated financial statements. The related income tax effects of such eliminated transactions are also eliminated in the consolidated income tax provision. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense in the consolidated statement of operations.

Intercompany management fee allocations between MMI and the Cook Islands subsidiaries are subject to the arm’s length standard under IRC §482. The United States does not have an income tax treaty with the Cook Islands; accordingly, no treaty-based transfer pricing safe harbors or competent authority procedures are available. The Company employs a cost-plus methodology for the allocation of management services and maintains documentation to support the arm’s length nature of its intercompany pricing. In preparing the consolidated financial statements, all intercompany revenue, expenses, and related balances have been eliminated. Income taxes paid or accrued on intra-entity transactions with respect to assets remaining within the consolidated group have been deferred and are recognized as the related assets are consumed or transferred to third parties.

Stock-based Compensation

The Company accounts for its share-based compensation expense related to equity awards granted to employees, independent directors and service providers based on estimated fair values on the date of grant. We have elected to account for forfeitures as they occur. The Company may use either authorized or unissued shares to meet share issuance requirements. See Note 8 for further discussion related to the Company’s share-based compensation plans.

Other Income

Non-operating revenue that does not stem from the primary business activities of the Company is recorded as Other income. Other income for the year ended December 31, 2025 is comprised of cash proceeds paid to the Company by a third party in excess of the Company’s costs incurred to make repairs to marine exploration equipment owned by a third party. The Company is under no contractual obligation to return any of the excess cash proceeds to the third-party payor.

Recent Accounting Pronouncements

In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The guidance in ASU 2025-05 provides (1) all entities with a practical expedient to assume that current conditions as of the balance sheet date do not change for the remaining life of the assets and (2) entities other than public business entities with an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025. The Company is currently evaluating the impact this guidance will have on the consolidated financial statements and related disclosures.

In December 2023, the FASB issued new guidance on income tax disclosures (ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”). The new guidance enhances the transparency and decision usefulness of income tax disclosures. Adjustments to the annual disclosure of income taxes include: (1) A tabular rate reconciliation comprised of eight specific categories, (2) Incomes taxes paid, disaggregated between significant national, state, and foreign jurisdictions, (3) Eliminates requirements to disclose the nature and estimate of reasonably possible changes to unrecognized tax benefits in the next 12 months or that an estimated range cannot be made, and (4) Adds a requirement to disclose income (or loss) from continuing operations before income tax expense (or benefit) by national and foreign, and income tax expense (or benefit) from continuing operations disaggregated between national, state and foreign. The ASU is effective for private business entities for fiscal years beginning on or after December 15, 2025 with early adoption permitted. The Company is currently evaluating the impact this guidance will have on the consolidated financial statements and related disclosures.

NOTE 3 – DEPOSITS AND OTHER CURRENT ASSETS

Deposit and other current assets consists of the following:

	December 31,
	2025	2024
Prepaid insurance	$194,402	$110,482
Prepaid fuel	182,525	369,021
Contract assets	389,962	—
Deposits	84,542	85,075
Other prepaid	37,494	55,008

Total other current assets	$888,925	$619,586

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	Estimated Useful Life (in years)	December 31,
Asset		2025	2024
Exploration equipment	10	$10,903,167	$10,809,501
Computer and Office Equipment	5	40,340	38,028
Furniture and Fixtures	5	17,918	17,918
Leasehold Improvements	5	128,229	127,786
Vehicles	5	37,168	35,823

Property and equipment		11,126,822	11,029,055
Less: Accumulated depreciation		(3,265,093)	(2,129,669)

Property and equipment, net		$7,861,729	$8,899,386

Depreciation expense amounted to $1.1 million and $1.0 million for the years ended December 31, 2025 and 2024, respectively, and is included within Depreciation and amortization in the consolidated statements of operations.

NOTE 5 – ACCRUED EXPENSES

Accrued expenses consists of the following:

	December 31,
	2025	2024
Accrued payroll and benefits	$1,225	$152,570
Accrued insurance	126,208	77,480
Accrued VAT	328,140	330,059
Contract liability	—	287,165
Other	124,540	87,910

Total accrued expenses	$580,113	$935,184

NOTE 6 – DEBT – RELATED PARTY

The Company’s debt consists of a term loan with a strategic partner and equity owner (the “Lender), as well as other bridge loans with members of Executive Management and members of the Company’s Board of Directors; therefore, all are considered related party debt.

Term Loan

2022 Loan Agreement

On August 1, 2022, one of the Company’s subsidiaries (the “Borrower”) entered into an initial loan agreement (the “2022 Loan Agreement”) with the Lender (and together with the Borrower, the “Parties”), under which the Lender committed up to $4.5 million in two advances (the “Term Loan”). The proceeds were used primarily to acquire and refit the vessel used by the Borrower. The 2022 Loan Agreement bears interest at 10% per annum with daily compounding, includes a 2% commitment fee (“Commitment Fee”), and originally matured no later than December 31, 2023. All payments were originally due at maturity. The loan was secured by a first-priority mortgage over the vessel and is guaranteed by the Company. The 2022 Loan Agreement also provided the Lender with a right, at its option, to convert all or a portion of the outstanding loan balance into equity units of the Company (“OML Units”).

The Term Loan contains certain covenants, including a total $0.4 million monthly spending limit, inclusive of $0.2 million monthly overhead expense limit. As of December 31, 2025, the Company was in default of certain of these covenants.

Commitment Fees

The Commitment Fee is accounted for as part of the Term Loan’s yield and reflected in the effective interest rate, rather than as a separate commitment asset or liability. Interest expense recognized in the statements of operations over the term of the Term Loan therefore reflects both the 10% cash coupon and the amortization of the Commitment Fee through the effective interest rate.

2024 Amended and Restated Loan Agreement

On February 6, 2024, the Parties entered into an Amended and Restated Loan Agreement (the “2024 A&R Loan Agreement”), which rolled the then-outstanding balance (including accrued interest and fees) into a defined “Existing Loan” and provided an additional $3.0 million of delayed-draw capacity (the “Available Amount”). The 2024 A&R Loan Agreement maintained the 10% interest rate and general security structure but extended the final maturity to the earlier of an updated equity financing threshold, an event of default, or December 31, 2024, and refined the mechanics and pricing of the Lender’s conversion right.

The Available Amount was drawn as follows: (1) First Advance: $0.3 million on February 9, 2024; (2) Second Advance: $1.2 million on February 29, 2024; (3) Third Advance: $1.0 million on June 18, 2024; and (4) Fourth Advance: $0.5 million on August 26, 2024. The advances are non-revolving and, once repaid, may not be reborrowed.

Conversion Rights

The Lender’s right to convert all or any portion of the Loan into equity units of OML Parent is retained and formalized in the 2024 A&R Loan Agreement. The “Conversion Units” are defined in the 2024 A&R Loan Agreement as:

•	for conversions any time while the Loan is outstanding: units at a price of $15.279 per unit;

•	for conversions upon satisfaction of the Equity Financing Threshold: units at the lesser of (1) $15.279 per unit or (2) the lowest price per unit in the relevant equity financing; and

•	for conversions after an Event of Default (as defined in the 2024 A&R Loan Agreement), units at a price of $5.00 per unit.

Converted amounts are deemed “Contributed Property” under the Contribution Agreement and satisfy the Lender’s contribution obligations thereunder.

The conversion feature is considered indexed to the Company’s own equity and meets the own-equity scope exception in ASC 815-40. Therefore, although the conversion option meets the derivative definition at a stand-alone level, it is not bifurcated and separately accounted for as a derivative. Instead, it is treated as an equity-classified feature embedded in a debt host.

Commitment Fees

The Company incurred commitment fees of $60,000, all of which have been amortized through interest expense during the year ended December 31, 2024.

Debt Modification

The 2024 A&R Loan Agreement was accounted for as a modification of the existing debt, not an extinguishment. No gain or loss on extinguishment is recognized for the Existing Loan portion, and any unamortized issuance costs and discounts associated with the Existing Loan continue to be amortized using the revised effective interest rate over the remaining term.

For the incremental $3.0 million of capacity under the Available Amount, each funded advance is treated as new debt recognized at the amount of proceeds received (adjusted for any directly attributable issuance costs), with subsequent measurement at amortized cost.

2025 Second Amendment to the Amended and Restated Loan Agreement

Effective on July 16, 2025, the Parties executed a Second Amendment to the Amended and Restated Loan Agreement (the “2025 Second Amendment”). The 2025 Second Amendment further extended the final maturity to the earlier of the equity financing threshold, an event of default, or December 31, 2025, and revised the conversion terms such that, in certain scenarios, the Lender may convert the Term Loan into OML Units at $5.00 per unit. Except for these changes to maturity and conversion pricing, the 2025 Second Amendment ratified and affirmed the remaining terms of the 2024 A&R Loan Agreement.

The 2025 Second Amendment does not alter the basic nature of the instrument as a term borrowing. The extension of the maturity date and adjustment of conversion pricing (as shown below) do not change the overall classification of the instrument as debt with an embedded conversion feature.

Conversion Rights

The Lender’s right to convert all or any portion of the Loan into equity units of OML Parent is amended in the 2025 Second Amendment, as shown below:

•	for conversions any time while the Loan is outstanding (voluntary conversion): units at a price of $5.00 per unit;

•	for conversions upon satisfaction of the Equity Financing Threshold: units at the lesser of (1) $15.279 per unit or (2) the lowest price per unit in the qualifying equity financing; and

•	for conversions after an Event of Default (as defined in the 2024 A&R Loan Agreement), units at a price of $5.00 per unit.

Debt Modification

The 2025 Second Amendment is accounted for as a modification of the existing debt, not as an extinguishment. No gain or loss on extinguishment is recognized. Any unamortized issuance costs and discounts at the effective date of the amendment are amortized over the revised remaining term using the updated effective interest rate. There were no commitment fees paid in connection with the 2025 Second Amendment.

As of December 31, 2025 and 2024, the Term Loan has a carrying value of $9.8 million and $8.8 million, respectively. Interest expense on the Term Loan approximated $0.9 million and $0.7 million, respectively, for the years ended December 31, 2025 and 2024.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company may be subject to a variety of claims and suits that arise from time to time in the ordinary course of business. We are not a party to any litigation as a defendant where a loss contingency is required to be reflected in our consolidated financial statements.

Lease commitment

The Company has leases for marine exploration equipment, office space, warehouses and residential properties used by executives. Refer to Note 10, Leases, for full disclosures of the Company’s ROU assets and lease liabilities and Note 11, Rover, for full disclosure of the Company’s commitments on the Rover.

Member capital – contingently redeemable

The Unit Purchase Agreement contains a provision that creates a contingency requiring a claw back of the OML member units that were issued in connection with the purchase of Odyssey Retriever, Inc. (“ORI”) (and related rights under the marine exploration equipment lease agreement) (see Note 11). In the event that the lease finance company terminates the lease agreement due to (i) Odyssey’s failure to make the monthly lease payments; and (ii) does not transfer title to the marine exploration equipment to the Company, then all of the OML member units attributable to the purchase of ORI shall be automatically redeemed by OML upon written notice with no payment required therefor by OML.

NOTE 8 – MEMBERS’ EQUITY/(DEFICIT)

The Company has approved plans, providing share-based compensation to employees, director and consultants.

Unit Option Plan

The purpose of the Unit Options is to provide incentive to employees and other persons providing services to the Company or any Affiliate of the Company to stimulate their efforts toward the success of the Company and to operate and manage the business in a manner that will provide for the long-term growth and profitability of the Company and to provide a means of obtaining, rewarding and retaining employees and other persons providing services to the Company or any Affiliate of the Company.

The Company determined that the Unit Options are equity-classified share-based compensation awards within the scope of ASC 718. The Unit Options are measured at grant-date fair value, and because the awards vest upon grant, compensation expense is recognized at the grant date with no subsequent remeasurement. The Company recognized share-based compensation expense related to Unit Options of approximately $897,000 and $813,000 for the years ended December 31, 2025 and 2024, respectively. There was no unrecognized compensation expense related to Unit Options as of December 31, 2025 or 2024.

The value of the unit options granted was determined using a market approach model. A summary of the option activity during the years ended December 31, 2025 and 2024 is presented below:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)
Outstanding at December 31, 2023	242,342	$5.00	6.62
Granted	133,732	$6.08

Outstanding at December 31, 2024	376,084	$5.38	7.18
Granted	147,530	$6.08

Outstanding at December 31, 2025	523,614	$5.58	7.26

Options exercisable at December 31, 2024	376,084	$5.38	7.18

Options exercisable at December 31, 2025	523,614	$5.58	7.26

The above options vest upon grant, therefore there is no unrecognized compensation expense as of December 31, 2025 or 2024.

Unit Purchase Warrant

The Unit Purchase Warrants (“Warrants”) were issued by the Company on January 1, 2022 (“Initial Exercise Date”) and can be exercised anytime up to March 5, 2026 (“Termination Date”). The purchase price of each Warrant is $5.00 (“Warrant Exercise Price”). An aggregate of 102,000 membership interest units (“Units”) were issued to four individuals (each individually, “Holder” and collectively, the “Holders”). The exercise is to be settled in cash, paid to the issuer in accordance with the notice of exercise. The holder of the Warrant is not entitled to any voting rights, divided rights, or other rights as a member of the Company, until such point the Warrants are exercised in accordance with the agreement at which point the Holder will become a registered member of the Company. Three Holders exercised their Warrants on March 2026 and the fourth did not exercise any Warrants by the Termination Date and, therefore, expired.

The Company considered whether the Warrants are a freestanding equity-linked instrument or embedded in a host instrument. The Warrants are not attached or embedded in any other financial instruments. The Warrants were entered into separately and apart from any of the OML Parent’s other financial instruments or equity transactions and negotiated separately at different points of time. As such, the Warrants are considered a freestanding equity-linked instrument. Additionally, the Warrants are not considered mandatorily redeemable and meet the criteria as written put options. The Warrants are equity classified and were recorded at their grant date fair value, with no subsequent remeasurement.

The following table sets forth a summary of changes in warrants outstanding for the years ending December 31, 2025 and 2024:

	Number of Shares	Weighted-Average Exercise Price
Outstanding at December 31, 2023	102,000	$5.00
Issued	—	$—
Exercised	—	$—
Cancelled/Expired	—	$—

Outstanding at December 31, 2024	102,000	$5.00
Issued	—	$—
Exercised	—	$—
Cancelled/Expired	—	$—

Outstanding at December 31, 2025	102,000	$5.00

NOTE 9 – INCOME TAXES

After the elimination of intercompany management fee allocations and the related tax effects in consolidation, the Company’s consolidated income tax expense for the years ended December 31, 2025 and 2024 was $4,790 and $16,246, respectively. While MMI records current federal income tax on a standalone basis, (which includes taxable intercompany management fee income), such tax is eliminated upon consolidation because the underlying income is eliminated as an intra-entity transaction.

Components of Pretax Income (Loss)

The domestic and foreign components of pretax loss from continuing operations, after elimination of intercompany transactions, are as follows:

	For the Year Ended December 31,
	2025	2024
U.S. Domestic (MMI + ORI + Rare Earth)	$(343,693)	$(1,232,390)
Foreign (Cook Islands: MML + Kiva)	(4,819,358)	(3,117,811)
OML (Partnership)	(52,786)	(40,522)

Total pretax loss	$(5,215,837)	$(4,390,723)

Effective Tax Rate Reconciliation

The Company’s effective tax rate is (0.09%) and (0.37%) for the years ended December 31, 2025 and 2024, respectively, differs from the U.S. federal statutory rate of 21% primarily due to: (1) the partnership structure of OML, which passes through income and loss to unitholders without entity-level taxation; (2) the foreign rate differential, as Cook Islands subsidiaries are subject to a 20% income tax rate versus the U.S. rate of 21%, with both CFCs generating only losses; (3) MMI’s current federal income tax expense on standalone taxable income; and (4) a full valuation allowance that offsets all net deferred tax assets due to cumulative losses and the pre-revenue exploration stage of the business.

Deferred Tax Assets and Liabilities

The significant types of temporary differences and carryforwards that give rise to deferred tax assets and liabilities are as follows:

	For the Year Ended December 31,
	2025	2024
Deferred tax assets:
NOL carryforwards — U.S.	$1,107,805	$1,028,236
NOL carryforwards — Cook Islands	3,219,521	2,208,597
ROU liability — Retriever	736,154	715,636
Accrued liabilities — MMI	24,309	40,142

Total gross deferred tax assets	$5,087,789	$3,992,611

Deferred tax liability:
ROU asset net — Retriever	$(735,000)	$(715,636)
ROU asset net — MMI	(33,280)	(53,279)

Total gross deferred tax liabilities	$(768,280)	$(768,915)

Less: valuation allowance	(4,319,509)	(3,223,696)

Net deferred tax asset (liability)	$—	$—

Deferred tax assets and liabilities are measured using the enacted federal rate of 21%. Deferred tax assets for Cook Islands subsidiaries are measured at the enacted Cook Islands rate of 20%. The net increase in the valuation allowance during 2025 was $1,121,084. All net deferred tax assets are fully offset by a valuation allowance, resulting in a net deferred tax asset of $0 for both years ended December 31, 2025 and 2024.

Valuation Allowance

As of December 31, 2025 and 2024, the Company maintained a full valuation allowance against all net deferred tax assets. Management concluded that it is more likely than not that the deferred tax assets will not be realized based on the weight of available evidence, including: (1) the Company is in a pre-revenue exploration stage with no history of sustained taxable income; (2) cumulative consolidated net losses over the three most recent fiscal years; (3) material uncertainty regarding the timing and commercial viability of the Cook Islands deep-sea mineral harvesting license; and (4) no existing contracts or arrangements generating sufficient future taxable income. Under ASC 740-10-30-21, this objective negative evidence outweighs positive subjective evidence.

The change in the valuation allowance is as follows:

December 31, 2025	$4,319,509
December 31, 2024	3,223,696

Change in valuation allowance	$1,095,813

Foreign Subsidiary Tax Considerations

The Company holds interests in two controlled foreign corporations (“CFCs”) domiciled in the Cook Islands: Kiva Marine Limited and Moana Minerals Limited. Both are engaged in deep-sea mineral exploration with USD functional currencies. Under IRC §951A (as amended by OBBBA, which redesignated GILTI as “NCTI”), U.S. shareholders must include their pro rata share of net CFC tested income in gross income. For 2025 and 2024, both CFCs generated tested losses; accordingly, no GILTI/NCTI inclusion was required. The

Company accounts for GILTI/NCTI as a period cost. Neither CFC generated Subpart F income. Both CFCs have cumulative deficits; accordingly, no deferred tax liability has been recorded for outside basis differences under ASC 740-30-25-17.

Tax Treaty Status

The United States does not have an income tax treaty with the Cook Islands. While a US–New Zealand income tax convention exists (signed July 23, 1982), the Cook Islands is a separate self-governing jurisdiction and is not covered by that treaty. Accordingly, no treaty-reduced withholding tax rates are available on payments between U.S. entities and the Cook Islands subsidiaries (dividends, interest, royalties, or management fees). However, because MML and KML are registered as international companies under the Cook Islands International Companies Act, they are subject to a 20% income tax rate following the enactment of the International Companies (Removal of Tax Exemption) Amendment Act 2019, which removed the prior tax exemption for international companies. The grandfathering transition period for pre-existing international companies expired on December 31, 2021. In addition, dividends paid to foreign shareholders are subject to a 15% withholding tax. In the absence of a US–Cook Islands income tax treaty, no treaty-reduced withholding rates are available.

Net Operating Loss Carryforwards

As of December 31, 2025, the Company’s subsidiaries have the following NOL carryforwards: MMI federal NOL of approximately $591,000; Retriever federal NOL of approximately $4,684,000 (both indefinite, subject to 80% limitation); MML Cook Islands NOL of approximately $6,801,000; and KML Cook Islands NOL of approximately $12,281,000. U.S. federal NOLs originated after 2017 and carry forward indefinitely. Cook Islands NOL carryforward rules are subject to confirmation with local Cook Islands tax counsel. A full valuation allowance has been established against the related deferred tax assets.

Uncertain Tax Positions

The Company evaluates tax positions under the two-step framework of ASC 740-10-25-6. As of December 31, 2025 and 2024, the Company had no material unrecognized tax benefits. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. No interest or penalties were accrued as of December 31, 2025 or 2024. We have not recognized a material adjustment in the liability for unrecognized tax benefits and have not recorded any provisions for accrued interest and penalties related to uncertain tax positions.

Open Tax Years

The Company’s U.S. federal income tax returns for tax years 2021 through 2024 remain open and subject to examination. The Company is not currently under examination in any jurisdiction.

New Tax Legislation

On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted. Key provisions include: redesignation of GILTI as NCTI with elimination of the QBAI offset and reduction of the §250 deduction (50% to 40%); permanent 100% bonus depreciation; immediate expensing of domestic R&E under §174A; EBITDA-based §163(j) interest limitation; and restoration of downward attribution under §958(b)(4). As both CFCs remain in tested loss position and a full valuation allowance is maintained, OBBBA had no material impact on the Company’s 2025 consolidated financial statements.

NOTE 10 – LEASES

The Company and its subsidiaries are party to various marine exploration equipment and office leases with terms expiring at different dates through February 2032. The amortizable life of the right-of-use asset is limited by the expected lease term. Although certain leases include options to extend the Company did not include these in the right-of-use asset or lease liability calculations because it is not reasonably certain that the options will be executed.

Operating Leases	December 31,
	2025	2024
Assets
Right-of-use asset	$368,823	$337,038

Liabilities
Current
Lease liability	$159,981	$129,490

Noncurrent
Lease liability	$166,121	$144,991

Total lease liability	$326,102	$274,481

Financing Leases	December 31,
	2025	2024
Assets
Right-of-use asset	$3,500,000	$4,000,000

Liabilities
Current
Lease liability	$113,411	$97,705

Noncurrent
Lease liability	$3,392,083	$3,310,084

Total lease liability	$3,505,494	$3,407,789

The tables below shows the lease expenses recorded in the consolidated statements of operations incurred during the years ended December 31, 2025 and 2024.

Operating Lease Costs	Classification	December 31,
		2025	2024
Lease expense	General and administrative expenses	$617,541	$604,355

		$617,541	$604,355

Lease Payments

For the years ended December 31, 2025 and 2024, the Company made cash payments related to its operating leases in the amount of $250,412 and $245,807, respectively.

Future minimum lease payments for leases in effect at December 31, 2025 were as follows:

Year	Operating Leases	Finance Leases
2026	$261,982	$420,000
2027	177,408	140,000
2028	80,830	3,650,000

Total	$520,220	$4,210,000
Less: Imputed interest	(194,118)	(704,506)

Present value of lease liabilities	$326,102	$3,505,494

As of December 31, 2025 and 2024, the Company’s weighted average remaining lease terms on its operating leases was 2.24 years and 2.00 years, respectively, and the Company’s weighted average discount rate related to its operating leases was 7.86% and 6.09%, respectively.

NOTE 11 – MARINE EXPLORATION EQUIPMENT LEASE (“Rover”)

On July 3, 2023, as part of the Unit Purchase Agreement disclosed above, OML issued 293,399 units at $20.45 per unit in exchange for consideration, which consisted of (i) cash of $1.0 million, and (ii) the transfer of 100% of the equity interests in ORI to OML for $5.0 million. An existing lease for marine exploration equipment entered into on April 4, 2023, between ORI, as lessee, and a third party finance company, as lessor, (the “Equipment Lease Agreement”) was transferred to OML and OMEX (defined in Note 12 Related Party Transactions) agreed to timely make all rent payments on behalf of ORI, and on or before the expiration of the lease term, pay the Option Exercise Price to OAH in accordance with the Equipment Lease Agreement.

The consideration paid amounted to $6.0 million, of which $1.0 million was cash consideration and the remaining $5.0 million was allocated to ORI.

The marine exploration equipment consists of a Comanche 6000-meter rated electric ROV system together with manipulator arms, tether management system, launch and recovery system, winch with 6.4 km umbilical, operations control van, hydraulic power unit, camera system, and related interfaces (collectively, the “Rover”). The lease term is four years from the commencement date.

Management concluded that the Equipment Lease Agreement contains a lease within the scope of ASC 842, and further concluded it would be classified as a finance lease. OML’s acquisition of ORI qualifies as an asset acquisition, and because the asset acquisition includes the Equipment Lease Agreement, OML is not required to reassess the lease classification previously determined by the predecessor lessee. No modifications to the lease have occurred that would require reassessment.

OML recognized the lease liability as of the date it acquired ORI, which amounted to $3.3 million. OML recognized a note receivable from OMEX for the present value of future payments OMEX is obligated to make, increasing the carrying amount of the note receivable to reflect interest on the lease liability, and reducing the carrying amount of the note receivable to reflect the lease payments made by OMEX.

The ROU asset for a finance lease should be measured at cost, which includes (i) the amount of the initial measurement of the lease liability, (ii) any lease payments made to the lessor at or before lease commencement less any lease incentives received, and (iii) any initial direct costs incurred by the lessee. As the Rover was the only asset of ORI, its cost was measured based on the fair value of the consideration given as the most evident and clearly reliable measure of cost. The Rover, therefore, was recorded at its fair value of $5.0 million. For a finance lease, the ROU asset should be amortized on a straight-line basis from the commencement date to the earlier of (a) the end of the useful life of the ROU asset or (b) the end of the lease term, unless the lease transfers ownership or the lessee is reasonably certain to exercise a purchase option. Since the lease includes a mandatory transfer of ownership, the Rover is being amortized over the expected useful life of the underlying marine exploration equipment (estimated 10 years), not the lease term of four years.

Amortization expense amounted to $0.5 million for the years ended December 31, 2025 and 2024, respectively, and is included within Depreciation and amortization in the consolidated statements of operations.

NOTE 12 – RELATED PARTY TRANSACTIONS

Term Debt with Lender

OML has entered into certain transactions with a Lender. In addition to its equity investment, the Lender has provided term debt financing to a subsidiary of the Company (refer to Note 6, Debt) to fund the purchase and upgrade of an exploration vessel, and to support OML’s ongoing project activities. OML has guaranteed its subsidiary’s obligations under this financing and has granted security over certain assets in favor of the Lender. Refer to Note 6, Debt, for additional disclosures related to the Term Loan.

In addition, OML’s corporate office is a leased office space in a property owned by the Lender. Rent payments made to the Lender for the years ended December 31, 2025 and 2024 amounted to approximately $41,000 and $41,000, respectively.

Loan from Officer

In June 2023, the Company and a Company officer and member of its Board of Directors (“Officer”), entered into a Bridge Loan Agreement in the total amount of $250,000 (“Officer Bridge Loan”). Interest on the Officer Bridge Loan shall accrue on the aggregate amount at an annual rate of 10% compounded weekly. The Officer Bridge Loan is due within six months of its issuance, except, at the option of the Officer, if the Company closes on a financing of at least $1.0 million, the Officer may request repayment of all or a portion of the principal and interest at the closing of such financing. The interest on the Officer Bridge Loan increased to 12% in September 2023 in connection with the Company closing on a $1.0 million financing.

As of December 31, 2025 and 2024, the Officer Bridge Loan has a carrying value of $0.3 million and $0.3 million, respectively, and is presented within Due to related party in the consolidated balance sheet. Interest expense for the Officer Bridge Loan amounted to approximately $30.0 thousand and $29.8 thousand, respectively, for the years ended December 31, 2025 and 2024.

Loan from Officer 2

In June 2023, the Company and another officer of the Company and member of its Board of Directors (“Officer 2”), entered into a Bridge Loan Agreement in the total amount of $25,000 (“Officer 2 Bridge Loan”). Interest on the Officer 2 Bridge Loan shall accrue on the aggregate amount at an annual rate of 10% compounded weekly. The Officer 2 Bridge Loan is due when the Company closes on a financing of at least $1.0 million. The interest on the Officer 2 Bridge Loan increased to 12% in September 2023 in connection with the Company closing on a $1.0 million financing.

As of December 31, 2025 and 2024, the Officer 2 Bridge Loan has a carrying value of $32.4 thousand and $29.4 thousand, respectively, and is presented within Due to related party in the consolidated balance sheets. Interest expense for the Officer 2 Bridge Loan amounted to approximately $3.0 thousand and $3.0 thousand, respectively, for the years ended December 31, 2025 and 2024.

Odyssey Marine Exploration, Inc.

Unit Purchase Agreement

On June 4, 2023, Odyssey Marine Exploration, Inc (“OMEX”), Odyssey Minerals Cayman Limited, a wholly owned subsidiary of OMEX (collectively, the “Purchasers”), and OML entered into a Unit Purchase Agreement (the “OML Purchase Agreement”) pursuant to which the Purchaser agreed to purchase, and OML agreed to issue and sell to the Purchaser, an aggregate of 733,497 membership interest units of OML (the “Purchased Units”) for a total purchase price of $15.0 million. After giving effect to the issuance and sale of all the Purchased Units, the Purchased Units represented approximately 15.0% of the issued and outstanding membership interest units of OML (based upon the number of membership interest units outstanding on June 1, 2023).

The OML Purchase Agreement is one component of a multi-part transaction between OMEX and OML, the related agreements include:

•	Unit Purchase Agreement (June 4, 2023): The Purchasers agreed to acquire 733,497 OML Units for a total purchase price of $15.0 million.

•

Contribution Agreement: Provides for issuance of additional OML Units to the Purchaser in consideration for OMEX’s contribution of property, assets, or services (at cost plus reasonable margin) with an aggregate value of up to $10.0 million, at a per-Unit price of $20.45. This is the primary mechanism through which OMEX provides deep-sea mineral exploration services to OML and is compensated in equity.

On October 18, 2024, OMEX and OML entered into a Termination Agreement pursuant to which the parties terminated the OML Purchase Agreement (the “Termination Agreement”). The Termination Agreement terminated the parties’ respective rights and obligations under the OML Purchase Agreement, but did not affect OMEX’s ownership of the OML Units already purchased or the obligation to pay the lease payments for the ROV asset as described in Note 11, Rover. The Termination Agreement did not affect the Contribution Agreement (as defined below).

Contribution Agreement

In connection with the transactions contemplated by the OML Purchase Agreement, OMEX , the Purchaser, and OML also entered into a Contribution Agreement pursuant to which additional membership interest units of OML may be issued to the Purchaser in consideration of the contribution to OML by OMEX from time to time of certain property or other assets and services with an aggregate value of up to $10.0 million (the “Contribution Agreement”).

On May 16, 2024, one investor served notice under the Contribution Agreement to exchange 21,000 OML units at $20.45 per unit. The exchange of shares was executed on May 22, 2024.

NOTE 13 – CONCENTRATION OF CREDIT RISK

For the years ended December 31, 2025 and 2024, we had one supplier which provides the crew members for our vessel.

As of December 31, 2024, the Company had five customers in accounts receivable, two customers of which had individual outstanding balances exceeding 10% of the total, which collectively comprise 71% of the outstanding balance. There were no customer concentrations as of December 31, 2025.

NOTE 14 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the date of the balance sheet through May 7, 2026, the date at which the consolidated financial statements were issued, and no material events have occurred that would require disclosure, except as described below.

On March 20, 2026, American Ocean Minerals Corporation (“AOM”) entered into a unit purchase agreement (the “OML UPA”) with the Company, pursuant to which (i) AOM agreed to invest up to $20,000,000 in OML in exchange for membership interest units of OML (the “OML Membership Interest Units”) and (ii) OML agreed to grant AOM an option, subject to the terms and conditions of the OML UPA, to purchase such number of additional OML Membership Interest Units as would be necessary for AOM to hold, in the aggregate, at least 67% of the outstanding OML Membership Interests Units on a fully diluted basis. Pursuant to the terms of the OML UPA, AOM has advanced an aggregate of $7,500,000.

On March 20, 2026, AOM also entered into a memorandum of understanding with OML, pursuant to which AOM and OML agreed to collaborate across key areas including data sharing, joint technical development, processing technologies, collective vendor and resource negotiation, logistics coordination, and engagement on regulatory, environmental, and commercial matters. In addition, on March 20, 2026, AOM entered into an equity exchange commitment letter with certain existing members of OML (the “OML Members”), pursuant to which the OML Members agreed to execute an equity exchange agreement immediately following closing of AOM’s going public transaction, pursuant to which such electing OML Members will have an opportunity to exchange a portion of their OML Membership Interest Units for shares of common stock in the public company.

On March 20, 2026, AOM also entered into a revenue participation agreement (the “OML RPA”) with MML, and OML, as guarantor, pursuant to which AOM was granted a perpetual revenue participation interest equal to 1% of “gross proceeds”, defined and calculated in accordance with the OML RPA, derived from the sale or other disposition of minerals recovered (or expropriated) from seabed areas within the Cook Islands exclusive economic zone covered by an exploration license issued to MML under the Seabed Minerals Act 2019 (Cook Islands). The revenue participation is subject to an annual tonnage cap of 10 million dry metric tons of products extracted from the property in any calendar year. Pursuant to the OML RPA, AOM has advanced $5,000,000 to MML. Revenue participation payments are payable quarterly in U.S. dollars, with any late payments bearing interest at a rate of 8% per annum. The obligations of MML under the OML RPA are guaranteed by OML in favor of AOM in accordance with the terms provided under the OML RPA.

On March 20, 2026, AOM entered into a sale and assignment agreement, effective as of December 31, 2025 (the “Debt Assignment Agreement”), with Transocean Minerals Holdings Limited (“TMH”), as vendor, and Kiva and OML, as loan parties, whereby AOM agreed to purchase all of TMH’s right, title and interest in and to that certain amended and restated convertible loan agreement dated February 6, 2024 between TMH, as lender, Kiva, as borrower, and OML, as guarantor (as amended, the “OML Credit Agreement”), and corresponding loan and security documents, for the aggregate purchase price of $15,500,000. Immediately upon purchase, which occurred March 23, 2026, AOM exercised lender conversion rights under the OML Credit Agreement converting the then outstanding obligations (equivalent to $9,818,195 representing all then outstanding principal and interest) into 1,963,639 common membership interests in OML, at a conversion price of $5.00 per unit.

INDEX TO FINANCIAL STATEMENTS

CIC LIMITED

GRANT THORNTON LLP 101 E. Kennedy Blvd., Suite 3850 Tampa, FL 33602 D +1 813 229 7201 F +1 813 223 3015

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors

CIC Limited

Opinion

We have audited the financial statements of CIC Limited (the “Company”), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations and comprehensive loss, changes in stockholders’ equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

We conducted our audits of the financial statements in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial doubt about the company’s ability to continue as a going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred a net loss of $14.2 million during the year ended December 31, 2025, and as of that date, the Company’s current liabilities exceeded its current assets by $20.7 million and its total liabilities exceeded its total assets by $25.0 million, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of management for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design,

GT.COM	Grant Thornton LLP is a U.S. member firm of Grant Thornton International Ltd (GTIL). GTIL and each of its member firms are separate legal entities and are not a worldwide partnership.

implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the financial statements available to be issued.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with US GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ GRANT THORNTON LLP

Tampa, Florida

May 7, 2026

CIC LIMITED

BALANCE SHEETS

	December 31,
	2025	2024
ASSETS
Current Assets
Cash	$50,619	$37,344
Due from related party	404,535	195,679
Security deposits and other current assets	116,101	102,721

Total current assets	571,255	335,744
Property and equipment, net	835,609	1,055,584
Exploration licenses, net	758,941	1,371,156
Right-of-use assets	121,268	220,291

Total assets	$2,287,073	$2,982,775

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts payable	$1,265,075	$861,475
Accrued expenses	229,734	273,583
Accrued expenses — related party	2,416,158	1,521,412
Lease liabilities, current	89,681	100,786
Due to related party	482,452	195,726
Convertible notes payable — related parties	16,204,860	4,195,082
Loans payable — related Party	569,539	605,650

Total current liabilities	21,257,499	7,753,714
Convertible notes payable – related parties, noncurrent	5,243,699	8,114,586
Derivative liability	785,214	—
Lease liabilities, noncurrent	23,060	109,677

Total liabilities	27,309,472	15,977,977
Commitments and contingencies (Note 8)

STOCKHOLDERS’ DEFICIT
Common stock	24,524,456	22,176,198
Accumulated deficit	(49,277,312)	(35,112,840)
Accumulated other comprehensive loss	(269,543)	(58,560)

Total stockholders’ deficit	(25,022,399)	(12,995,202)

Total liabilities and stockholders’ deficit	$2,287,073	$2,982,775

The accompanying notes are an integral part of these financial statements.

CIC LIMITED

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2025	2024
Revenues
Total revenues	$—	$—

Operating expenses
General and administrative	1,161,712	1,314,593
Payroll and benefits	604,843	429,806
Professional and consulting services	4,982,216	2,743,546
Vessel and equipment expenses	3,543,669	661,499
Repairs and maintenance	36,558	74,940
Depreciation and amortization	1,040,134	1,042,760

Total operating expenses	11,369,132	6,267,144

Operating loss	(11,369,132)	(6,267,144)
Other income (expense)
Change in fair value of embedded derivative	946,771	—
Interest expense, net	(3,911,414)	(2,995,868)
Foreign exchange gain (loss)	169,303	(263,084)

Total other income (expense)	(2,795,340)	(3,258,952)

Loss before income taxes	(14,164,472)	(9,526,096)
Income tax expense	—	—

Net loss	$(14,164,472)	$(9,526,096)
Other comprehensive (loss) income	(210,983)	1,362,330

Comprehensive loss	$(14,375,455)	$(8,163,766)

The accompanying notes are an integral part of these financial statements.

CIC LIMITED

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY / (DEFICIT)

	Common Stock	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total
Balance at December 31, 2023	$20,537,469	$(25,586,744)	$(1,420,890)	$(6,470,165)
Warrants issued with convertible notes	1,248,729	—	—	1,248,729
Services to be settled in shares of common stock	390,000	—	—	390,000
Currency translation adjustments	—	—	1,362,330	1,362,330
Net loss	—	(9,526,096)	—	(9,526,096)

Balance at December 31, 2024	$22,176,198	$(35,112,840)	$(58,560)	$(12,995,202)
Warrants issued with convertible notes	270,750	—	—	270,750
Services to be settled in shares of common stock	2,077,508	—	—	2,077,508
Currency translation adjustments	—	—	(210,983)	(210,983)
Net loss	—	(14,164,472)	—	(14,164,472)

Balance at December 31, 2025	$24,524,456	$(49,277,312)	$(269,543)	$(25,022,399)

CIC LIMITED

STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(14,164,472)	$(9,526,096)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	275,018	256,671
Exploration license amortization	658,628	684,589
Right-of-use asset amortization	99,023	143,940
Services to be settled in shares	2,077,508	390,000
Change in derivative liability	(946,771)	—
Noncash interest	3,682,786	2,825,685
Changes in operating assets and liabilities:
Deposits and other current assets	(10,225)	200,000
Accounts payable	369,218	663,688
Accrued expenses	(50,093)	(863,436)
Accrued expenses – related parties	829,080	1,719,108
Lease liability	(100,786)	(114,357)
Due from related party	273,614	221,159

NET CASH USED IN OPERATING ACTIVITIES	(7,007,472)	(3,399,049)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(32,333)	(508,567)

NET CASH USED IN INVESTING ACTIVITIES	(32,333)	(508,567)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of related party loans	(83,867)	(274,322)
Proceeds from related party loans	5,421,908	677,771
Proceeds from debt derivative	1,741,771	—
(Repayment) proceeds from related party advances	(197,862)	1,464,162
Warrants issued with convertible notes	270,750	1,248,729

NET CASH PROVIDED BY FINANCING ACTIVITIES	7,152,700	3,116,340

EFFECT OF FOREIGN CURENCY ON CASH	(99,620)	218,643
NET INCREASE (DECREASE) IN CASH	13,275	(572,633)
CASH AT BEGINNING OF PERIOD	37,344	609,977

CASH AT END OF PERIOD	$50,619	$37,344

	2025	2024
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	44,100	54,949

The accompanying notes are an integral part of these financial statements.

CIC LIMITED

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – BUSINESS AND BASIS OF PRESENTATION

Organization

CIC LTD (“CIC” or the “Company” or “we”) is engaged in the exploration and potential future development of polymetallic nodule resources within the Cook Islands exclusive economic zone. Its major operations and corporate headquarters are located in Rarotonga, Cook Islands. The Company was formed in 2019 as a Cook Islands Company. CIC’s activities are early stage and capital intensive, with no significant operating revenues to date.

Going Concern

The Company has experienced several years of net losses and may continue to do so. For the years ended December 31, 2025 and 2024, we recorded net losses of $14.2 million and $9.5 million, respectively, and a significant portion of its debt is due currently. These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date these financial statements are issued.

On February 2, 2026, American Ocean Minerals Corporation (“AOM”) entered into a revenue participation agreement (the “CIC RPA”) with the Company and CIC, LLC (“CIC LLC”) (the Company’s parent), as guarantor, pursuant to which AOM was granted a perpetual revenue participation interest equal to 1% of “gross proceeds”, defined and calculated in accordance with the CIC RPA, derived from the sale or other disposition of minerals recovered (or expropriated) from seabed areas within the Cook Islands exclusive economic zone covered by an exploration license issued to CIC under the Seabed Minerals Act 2019 (Cook Islands). Pursuant to the terms of the CIC RPA, AOM has advanced the Company an aggregate of $5,000,000. Revenue participation payments are payable quarterly in U.S. dollars, with late payments bearing interest at 8% per annum. To secure CIC’s obligations under the CIC RPA, CIC entered into a general security agreement dated March 2, 2026, pursuant to which it granted AOM a security interest over all of its present and after acquired personal property, which such obligations further supported by a parent guarantee by CIC LLC pursuant to the terms of the CIC RPA.

On November 3, 2025, the Company signed a term sheet (the “Term Sheet”) whereby AOM has proposed a transaction with a NASDAQ-listed company to complete an equity financing (the “AOM Public Transaction”). In connection with the AOM Public Transaction, AOM and the Company are currently negotiating an additional equity investment by AOM into CIC in a minimum amount of $20,000,000, based on a valuation of the Company of $200,000,000. As of the date of these financial statements, the AOM Public Transaction and additional equity investment were not yet completed.

While management believes these actions could improve the Company’s liquidity position, the successful execution of these plans is dependent on factors outside of the Company’s control, including market conditions. Accordingly, management has concluded that substantial doubt about the Company’s ability to continue as a going concern has not been alleviated.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding our financial statements. The financial statements and notes are representations of the Company’s management who are responsible for their integrity and objectivity and have prepared them in accordance with generally accepted accounting principles in the United States (“US GAAP”) .

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

Cash

Cash includes cash on hand and cash in banks consisting of deposits with foreign banks.

Security Deposits and Other Current Assets

All prepaid expenses are amortized on a straight-line basis over the term of the underlying agreements. Deposits may be held by various entities for equipment, services, and in accordance with agreements in the normal course of business. As of December 31, 2025 and 2024, deposits and other current assets consists primarily of security deposits and amounted to approximately $103,000 and $101,000, respectively.

Exploration Licenses

The Company currently has an Exploration License (the “License”) that authorizes the Company to explore for polymetallic nodules in a defined licensed area on the seabed of the Cook Islands EEZ, as delineated by the geographic coordinates set forth in Annexure 1 to the License. The License has a five-year term, commencing February 23, 2022 and ending February 23, 2027.

All direct costs attributable to acquiring the License were capitalized as an intangible asset, measured at cost, and amortized on a straight-line basis over the five-year License term, or such longer period as may be supported if renewal is reasonably expected. Pre-license costs incurred before February 23, 2022 were expensed as incurred.

Subsequent exploration expenditures (geological surveys, exploratory drilling, sampling, environmental studies, vessel mobilization) are expensed as incurred until economic viability is established.

The License is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Specific indicators include license expiry without renewal, cessation of exploration activities, and evidence that the carrying amount is unlikely to be fully recovered from future development, production, or sale.

The License is subject to relinquishment blocks, as established in applicable License documents. Any capitalized costs that are specifically attributable to relinquished blocks are written off in the period they are relinquished. We are required to relinquish 60% by February 2027 and are currently in discussions with the Cook Islands Seabed Minerals Authority {“SBMA”) in order to determine what areas will be relinquished. None have been relinquished as of the date of these financial statements.

Capitalized costs and accumulated amortization as of December 31, 2025 and 2024, are:

	December 31,
	2025	2024
Exploration license, gross	$3,252,604	$3,164,205
Less: Accumulated amortization	(2,493,663)	(1,793,049)

Exploration license, net	$758,941	$1,371,156

Amortization expense related to the License was approximately $659,000 and $685,000 for the years ended December 31, 2025 and 2024, respectively. Amortization expense related to the exploration license for the next years is as follows:

Years Ending December 31,
2026	$650,521
2027	108,420

Total	$758,941

Long-Lived Assets

Property and equipment is stated at historical cost. Depreciation is calculated using the straight-line method at rates based on the assets’ estimated useful lives. Items that may require major overhauls (such as marine equipment) that enhance or extend the useful life of these assets qualify to be capitalized and depreciated over the useful life or remaining life of that asset, whichever was shorter. All other repairs and maintenance are expensed when incurred.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. There was no impairment recorded to long-lived assets as of December 31, 2025 or 2024.

Right-of-use Assets and Lease Liabilities

The Company accounts for leases under ASC 842, “Leases”. The Company reviews all agreements to determine if a leasing arrangement exists. The Company determines if an arrangement is a lease at the lease commencement date. In addition to the Company’s lease agreements, the Company reviews all material new vendor arrangements for potential embedded lease obligations. The asset balance related to operating leases is presented within “right-of-use (ROU) assets” on the Company’s balance sheets. The current and noncurrent balances related to operating leases are presented as “Lease liabilities,” in their respective classifications, on the Company’s balance sheets.

The lease liability is recognized based on the present value of the remaining fixed lease payments discounted using the Company’s incremental borrowing rate on the date of the lease. The ROU asset is calculated based on the lease liability adjusted for any lease payments paid to the lessor at or before the commencement date (i.e. prepaid rent) and initial direct costs incurred by the Company and excluding any lease incentives received from the lessor. If a lease does not provide a discount rate and the rate cannot be readily determined, an incremental borrowing rate is used to determine the present value of future lease payments. For operating leases, the lease expense is recognized on a straight-line basis over the lease term. The Company accounts for its lease and non-lease components as a single component, and therefore both are included in the calculation of lease liability recognized on the balance sheets.

Convertible Debt

When the Company issues convertible debt, it evaluates the balance sheet classification to determine whether the instrument should be classified either as debt or equity, and whether the conversion feature should be accounted for separately from the host instrument. A conversion feature of a convertible debt instrument or certain convertible preferred stock would be separated from the convertible instrument and classified as a derivative liability if the conversion feature, were it a standalone instrument, meets the definition of an

“embedded derivative” in Accounting Standard Codification (“ASC”) 815, Derivatives and Hedging (“ASC 815”). Generally, characteristics that require derivative treatment include, among others, when the conversion feature is not indexed to the Company’s equity, as defined in ASC 815-40, or when it must be settled either in cash or by issuing stock that is readily convertible to cash. When a conversion feature meets the definition of an embedded derivative, it would be separated from the host instrument and classified as a derivative liability carried on the balance sheets at fair value, with any changes in its fair value recognized currently in the statements of operations.

Derivative Financial Instruments

From time to time, we may enter into a financial instrument that may contain a derivative. In evaluating the fair value of derivative financial instruments, there are numerous assumptions which management must make that may influence the valuation of the derivatives that would be included in the financial statements.

Derivative financial instruments consist of financial instruments or other contracts that contain a notional amount and one or more underlying variables (e.g., interest rate, security price or other variable), require a small or no initial net investment and permit net settlement. Derivative financial instruments may be free-standing or embedded in other financial instruments. We generally do not use derivative financial instruments to hedge exposures to cash-flow, market or foreign-currency risks. However, we have entered into certain other financial instruments and contracts with features that are either (i) not afforded equity classification, (ii) embody risks not clearly and closely related to host contracts, or (iii) may be net-cash settled by the counterparty. As required by ASC 815, these instruments are required to be carried as derivative liabilities, at fair value, in our financial statements with changes in fair value reflected in our income.

The Company determines the accounting classification of warrants it issues as either liability or equity classified by first assessing whether the warrants meet liability classification in accordance with ASC 480-10, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, then in accordance with ASC 815-40, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. After all relevant assessments, the Company concludes whether the warrants are classified as liability or equity. Liability classified warrants require fair value accounting at issuance and subsequent to initial issuance with all changes in fair value after the issuance date recorded in the Statements of Operations. Equity classified warrants only require fair value accounting at issuance with no changes recognized subsequent to the issuance date.

Fair Value Measurements

The Company determines fair value in accordance with the provisions of FASB guidance, Fair Value Measurements and Disclosures, which defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants on the measurement date.

The Company’s financial assets and liabilities are carried at amortized cost. The Company’s cash and cash equivalents balances are representative of their fair values as these balances are comprised of deposits available on demand. The carrying amounts of accounts receivable, deposits and other current assets, accounts payable and accrued expenses are representative of their fair values because of the short turnover of these instruments.

The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs based on the observability as of the measurement date, is as follows:

Fair Value Hierarchy

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). These tiers include:

The three levels of inputs that may be used to measure fair value are as follows:

Level 1.	Quoted prices in active markets for identical assets or liabilities.

Level 2.	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities. Level 2 inputs also include non-binding market consensus prices that can be corroborated with observable market data, as well as quoted prices that were adjusted for security-specific restrictions.

Level 3.	Unobservable inputs to the valuation methodology are significant to the measurement of the fair value of assets or liabilities. Level 3 inputs also include non-binding market consensus prices or non-binding broker quotes that we were unable to corroborate with observable market data.

Foreign Currency

The Company’s functional currency is the New Zealand Dollar and its reporting currency is U.S. dollar. Foreign currency denominated assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations and cash flows of businesses conducted in foreign currency are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on the translation of assets, liabilities, and expenses is included in Other comprehensive (loss) income on the statements of operations and comprehensive loss.

Income Taxes

The Company is incorporated and tax resident in the Cook Islands and is subject to taxation in that jurisdiction.

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. Under this method, current income taxes are recognized based on taxable income for the period, and deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities.

A valuation allowance is recorded against deferred tax assets when it is more likely than not that such assets will not be realized.

The Company evaluates uncertain tax positions in accordance with ASC 740 and recognizes the effect of income tax positions only if those positions are more likely than not to be sustained upon examination by the relevant taxing authorities. The Company has not identified any uncertain tax positions requiring recognition as of December 31, 2025.

Recent Accounting Pronouncements

In December 2023, the FASB issued new guidance on income tax disclosures (ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”). The new guidance enhances the transparency and decision usefulness of income tax disclosures. Adjustments to the annual disclosure of income taxes include: (1) A tabular rate reconciliation comprised of eight specific categories, (2) Incomes taxes paid, disaggregated between significant national, state, and foreign jurisdictions, (3) Eliminates requirements to disclose the nature and estimate of reasonably possible changes to unrecognized tax benefits in the next 12 months or that an estimated range cannot be made, and (4) Adds a requirement to disclose income (or loss) from continuing operations before income tax expense (or benefit) by national and foreign, and income tax expense (or benefit) from continuing operations disaggregated between national, state and foreign. The ASU is effective for private business entities for fiscal years beginning on or after December 15, 2025 with early adoption permitted. The Company is currently evaluating the impact this guidance will have on the financial statements and related disclosures.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	Estimated Useful Life (in years)	December 31,
Asset		2025	2024
Computer equipment	4 – 5	$80,737	$68,030
Software	4	54,912	53,419
Vehicles	5	240,572	234,034
Office equipment	5 – 10	96,577	90,597
Ocean Research Equipment	5 – 10	475,829	462,897
Laboratory Equipment	4 – 10	79,874	70,006
Ship Equipment	5 – 12	408,590	397,485
Plant & Equipment	5	36,219	35,234
Leasehold improvements	A	191,721	186,511

Property and equipment		1,665,031	1,598,213
Less: Accumulated depreciation		(829,422)	(542,629)

Property and equipment, net		$835,609	$1,055,584

A - Leasehold improvements are depreciated over the shorter of the lease term or their useful life.

Depreciation expense amounted to approximately $275,000 and $248,000 for the years ended December 31, 2025 and 2024, respectively, and are included within Depreciation and amortization in the statements of operations.

NOTE 4 – LOANS PAYABLE – RELATED PARTY

The Company’s loans payable consisted of the following carrying values:

	As of December 31,
	2025	2024
Loan from Te Rito o Taku Peu Tupuna	$569,539	$605,650

Total Loans payable – related party	$569,539	$605,650

Te Rito Loan

In May 2023, the Company entered into a loan agreement with Te Rito o Taku Peu Tupuna (“Te Rito”), formerly The Cook Islands Traditional Arts Trust which changed its name in 2024, pursuant to which Te Rito agreed to advance NZD1,200,000 (approximately US$749,000) to the Company (“Te Rito Loan”). Te Rito is considered to be a related party to the Company as some of Te Rito’s trustees are stockholders of the Company. The Te Rito Loan bears interest at 8% per annum and is repayable in 120 equal monthly installments of NZD14,559 (approximately US$9,000), commencing in July 2023. The borrower may prepay, in whole or in part, upon giving the lender not less than 30 days’ written notice without penalty.

Standard events of default apply, with a 14-day cure period. Upon an unremedied default, the lender may demand immediate repayment.

As discussed in Note 10, Related Party Transactions, the Company received an advance for working capital purposes from Te Rito which is recorded within due to related party in the balance sheet.

NOTE 5 – CONVERTIBLE NOTES PAYABLE – RELATED PARTIES

The Company’s convertible notes consisted of the following carrying values:

	As of December 31,
	2025	2024
CIC LLC	$925,696	$873,146
South Pacific Mineral Partners	3,326,236	3,058,539
Mineral Harvesting Cook Islands – I	11,674,531	8,114,586
Provident Trust Group LLC	278,397	263,397

Total Convertible Notes payable – related parties	$16,204,860	$12,309,668

	As of December 31,
	2025	2024
Mineral Harvesting Cook Islands – II	$5,243,699	$—

Total Convertible Notes payable – related parties, noncurrent	$5,243,699	$—

CIC LLC

CIC LLC owns 71.20% and 72.63% of the Company as of December 31, 2025 and 2024, respectively. In November 2023, the Company issued the 2023 Convertible Note to CIC LLC in the principal amount of $1,200,000, bearing interest at a simple rate of 6.0% per annum (“2023 Convertible Note”). The 2023 Convertible Note is payable on demand by the holder or at the Company’s election at any time on or after November 3, 2023, as such has been classified as a current liability in the accompanying balance sheets. The holder has the option to convert the unpaid principal and accrued interest into Class A Voting Shares of the Company at a conversion price of $2.00 per share. In connection with the issuance of the 2023 Convertible Note, the Company also issued CIC LLC a Warrant to purchase up to 156,000 Class A Voting Shares at an exercise price of $0.0001 per share (the “Warrant”).

Conversion Rights

At the option of CIC LLC, at any time on or before the Expiration Date (as defined below), the unpaid principal and accrued interest may be converted, in whole or in part, into fully paid and non-assessable Class A Voting Shares of the Company at a conversion price of $2.00 per share. The “Expiration Date” is defined as the second anniversary of the date on which the Company is issued a license to harvest polymetallic nodules in the Cook Islands’ Exclusive Economic Zone. As of December 31, 2025, such license has not been issued.

The conversion feature is considered indexed to CIC Limited’s own equity and meets the own-equity scope exception. Therefore, although the conversion option meets the derivative definition at a stand-alone level, it is not bifurcated and separately accounted for as a derivative.

Warrant

In November 2023, the Company issued CIC LLC a Warrant, exercisable for up to 156,000 Class A Voting Shares of the Company, at an exercise price of $0.0001 per share, with a contractual term of 10 years. The Warrant can be exercised prior to the second anniversary of the date on which the Company is issued a license to harvest polymetallic nodules in the Cook Islands’ Exclusive Economic Zone. The license to harvest has not been issued as of December 31, 2025. The warrant is exercisable by cash payment of the exercise price, or a cashless exercise in Class A Voting Shares at the holder’s election. The Company concluded that the Warrant is a freestanding, equity-classified instrument. Accordingly, at issuance, approximately $170,000 of the proceeds were allocated to the Warrant and recorded in additional paid-in capital.

Subsequent to the issuance of the Warrant, 32,500 of the 156,000 Class A Voting Shares of the Company subject to the Warrant were subsequently assigned to Provident (as defined below).

SPMP 2023 Note

In March 2023, South Pacific Minerals Partners, LLC (“SPMP”) and the Company entered into a Note Purchase Agreement (the “SPMP 2023 Notes”), pursuant to which SPMP purchased notes with an initial stated principal amount of $2,700,000, bearing interest at 6% and maturing 120 days after issuance, after which the notes became payable on demand at SPMP’s option. Additional advances were made under the same terms during 2023, increasing the aggregate stated principal amount of the SPMP 2023 Notes to $3,037,500.

At the Company’s option, accrued interest may be settled in cash rather than in shares upon conversion. In addition, if SPMP elects the Class A conversion option, the Company is obligated, at that time, to issue to SPMP a freestanding warrant to purchase additional Class A Voting Shares equal to 10% of the number of Class A shares issued upon conversion, at an exercise price of $2.00. The Company may prepay the SPMP 2023 Note at par (principal plus accrued interest) without penalty.

The carrying value of the SPMP 2023 Note was $3,326,236 and $3,058,539 as of December 31, 2025 and 2024, respectively, including accrued interest of $494,388 and $312,138 as of December 31, 2025 and 2024, respectively.

Conversion features

Under the Note Purchase Agreement, each SPMP 2023 Note may be converted, at the holder’s option, under two distinct conversion paths: (1) prior to the stated maturity date, the holder may elect to convert the outstanding principal and unpaid accrued interest into Class B Non-Voting Shares at a fixed conversion price of $2.50 per share; or (2) at any time on or after the stated maturity date, the holder may elect to convert the outstanding principal and unpaid accrued interest into Class A Voting Shares at a fixed conversion price of $2.00 per share.

The SPMP 2023 Notes are accounted for as a single convertible debt liability under ASC 470, measured at amortized cost with interest expense recognized using the effective interest method over the life of the instrument. The holder’s conversion options into Class B and Class A shares, together with the contingent obligation to issue a Class A warrant upon a Class A conversion, are considered equity-qualified features and are not bifurcated as embedded derivatives.

MHCI SPA Notes

In August 2023, CIC entered into a Securities Purchase Agreement (the “MHCI SPA”) with Minerals Harvesting Cook Islands, LP (“MHCI”) as lead investor and certain other investors (individually an “Investor”, together, the “SPA Investors”). Under the MHCI SPA, CIC agreed to issue the SPA Investors (i) convertible promissory notes (the “MHCI SPA Notes”) and (ii) freestanding warrants to purchase Class A Voting Shares of CIC, in exchange for cash proceeds.

The MHCI SPA contemplated an initial closing on August 14, 2023 and additional subsequent closings through December 31, 2023 (subsequently extended by the 2024 MHCI Amendment, described below). At each closing, an Investor pays a purchase price in cash, receives an MHCI SPA Note in a principal amount equal to such purchase price, and receives a Warrant. The MHCI SPA Notes bear interest at 6% per annum. The MHCI SPA Notes mature on the “SPA Maturity Date,” which is defined as the date, but not before the second anniversary of the initial closing Date, on which the holders of a majority in interest of the aggregate principal amount of MHCI SPA Notes then outstanding, including the lead investor, demand repayment of the principal and accrued interest. Until said SPA Maturity Date, the notes remain outstanding unless earlier converted.

In connection with each closing, CIC issued to the Investor a Warrant to purchase additional Class A Shares. The number of warrant shares is determined by the formulas in Section 2.03(b) of the SPA, which scale the Warrant based on (i) aggregate principal funded by covered investors and (ii) the individual investor’s note principal. The exercise price of the Warrants is U.S. $0.0001 per Class A Share, subject to standard adjustment provisions. The Warrants are freestanding instruments, separate from the MHCI SPA Notes.

During the years ended December 31, 2025 and 2024, no conversions or prepayments of MHCI SPA Notes were made. As of December 31, 2025 and 2024, all of the MHCI SPA Notes remain outstanding.

The carrying value of the MHCI SPA Notes was $11,674,531 and $8,114,586 as of December 31, 2025 and 2024, respectively, including accrued interest of $1,279,654 and $663,298 as of December 31, 2025 and 2024, respectively, is recorded in convertible notes payable in the balance sheets.

Conversion features

At any time and from time to time, the holder of an MHCI SPA Note may elect to convert the outstanding principal and unpaid accrued interest into Class A Shares at a fixed conversion rate of $2.00 per share, subject to standard anti-dilution adjustments. The MHCI SPA also provides the Company with a limited right, within a defined window preceding the SPA Maturity Date, to elect to convert the MHCI SPA Notes into Class A Shares at the same Conversion Rate, subject to certain conditions.

The Company therefore concluded that the MHCI SPA Notes are debt arrangements within the scope of ASC 470 – Debt. The primary equity-linked feature embedded in the MHCI SPA Notes is the option to convert the outstanding principal and unpaid interest into Class A Shares at the fixed conversion rate of $2.00 per share, described above. Management concluded that the conversion feature is indexed solely to CIC’s own equity and meets the own-equity scope exception in ASC 815-40. As a result, no embedded derivative is bifurcated and separately accounted for under ASC 815. The conversion feature is treated as an equity-qualified feature embedded in a debt host.

Warrants and proceeds allocation

At each closing under the MHCI SPA, CIC issued both MHCI SPA Notes and freestanding Warrants to purchase Class A Voting Shares to the Investors. Because the MHCI SPA Notes and Warrants are issued together in bundled transactions, the total proceeds received at each closing must be allocated between the notes and the Warrants, on a relative fair value basis between (i) the MHCI SPA Notes (excluding the Warrants) and (ii) the equity-classified Warrants at the time of issuance. The portion of the proceeds allocated to the Warrants is recorded in additional paid-in capital. The remainder is allocated to the MHCI SPA Notes and results in a discount on the notes, which is amortized to interest expense over the expected term of the notes using the effective interest method.

The Company concluded that the Warrants are freestanding, equity-classified instruments and, accordingly, the Warrants are not subsequently remeasured to fair value after issuance. The amount recorded in additional paid-in capital related to MHCI SPA warrants, including warrant issuances and warrant modifications, was $270,750 and $1,248,729 during the years ended December 31, 2025 and 2024, respectively.

Lead Investor Warrant

In connection with the initial closing under the MHCI SPA, the Company and MHCI, as lead investor, also entered into a side letter providing for an additional freestanding warrant in favor of MHCI (the “Lead Investor Warrant”). The Lead Investor War rant entitled MHCI to purchase a number of Class A Voting Shares based on 10% of the aggregate equity securities issued or issuable to covered investors under the 2023 MHCI SPA financing program through December 31, 2023. The Company concluded that the Lead Investor Warrant is a freestanding, equity-classified instrument. Accordingly, once the related share count became determinable, the Company recorded the Lead Investor Warrant at its estimated fair value of approximately $798,000 within additional paid-in capital, with a corresponding debt discount on the related MHCI SPA Notes, which is amortized over the remaining term of those notes.

2024 MHCI Amendment

In June 2024, CIC and MHCI entered into the First Amendment to Securities Purchase Agreement and Warrant to Purchase Class A Voting Shares (the “2024 MHCI Amendment”). The 2024 MHCI Amendment modifies certain provisions of the MHCI SPA and the warrant issued to MHCI as lead investor, and extends the period during which CIC may raise additional capital under the MHCI SPA. The amendment does not change the principal amounts, stated interest rate, or core conversion economics of the MHCI SPA Notes themselves.

In addition to other definition clarification, main changes in the 2024 MHCI Amendment relate to: (1) formula used to calculate warrant coverage; (2) extended the period through which subsequent closings could be done from December 31, 2023 to July 21, 2024; and (3) added anti-dilution provisions.

The 2024 MHCI Amendment does not change the basic nature of the MHCI SPA Notes as obligations to repay cash principal and interest unless converted, therefore the Company concluded that the 2024 MHCI Amendment does not change the classification of the MHCI SPA Notes as debt instruments.

The anti-dilution amendment added in the 2024 MHCI Amendment provides that, upon certain dilutive issuances of equity securities prior to a qualified equity financing, CIC will issue additional Warrants to MHCI so that its overall economics reflect the lower effective price. This anti-dilution protection is implemented through freestanding Warrants rather than through an adjustment to the conversion rate of the MHCI SPA Notes. As such, the additional anti-dilution value is carried by the Warrants and does not cause the embedded conversion feature of the MHCI SPA Notes to cease meeting the own-equity scope exception.

Modification versus extinguishment analysis

The contractual cash flows of the MHCI SPA Notes themselves are not substantially altered; the present value of the cash flows under the amended terms, discounted at the original effective interest rate, is not expected to differ from the carrying amount of the notes by 10% or more. As a result, management concluded that the 2024 MHCI Amendment should be accounted for as a modification of the existing MHCI SPA Notes. Because the 2024 MHCI Amendment did not materially affect the expected term of the existing MHCI SPA Notes, the carrying amount of the unamortized debt discount previously recorded in connection with warrant allocations continues to be amortized prospectively over the same remaining term.

Minerals Harvesting Cook Islands II, LP (“MHCI-II”)

In June 2025, CIC issued a convertible promissory note in the principal amount of $5.0 million to Minerals Harvesting Cook Islands II, LP (“MHCI-II”) (the “MHCI-II Note”). The MHCI-II Note was subsequently increased to $6.5 million in principal pursuant to the 2025 MHCI-II Amendment (discussed below). The MHCI-II Note bears simple interest at a rate of 15% per annum. All principal and accrued interest are due and payable upon demand by MHCI-II at any time on or after the third anniversary of its issuance date (the “Maturity Date”). The MHCI-II Note contains a “No Shop Period”, which establishes that for a defined period, CIC agrees not to solicit or entertain certain other equity financing proposals relating to its equity securities, subject to limited exceptions, as set out in the MHCI-II Note. The Company concluded that the MHCI-II Note is a debt arrangement within the scope of ASC 470.

Conversion features

The MHCI-II Note contains several features whose payoffs depend on future financing outcomes, as defined in the MHCI-II Note agreement:

•

In a Qualified Financing, the note converts automatically into the equity securities issued in that financing at a price equal to the lowest cash price per share paid by other investors, multiplied by a contractual discount.

•	In a Non-Qualified Financing, a similar conversion at a discounted price may occur upon mutual agreement of CIC and MHCI-II.

•

If no Qualified or Non-Qualified Financing occurs by the Expiration Date, the note may be converted into Class A Voting Shares at fixed prices of U.S. $0.80 or U.S. $1.50 per share, depending on whether CIC or MHCI-II elects not to continue negotiations.

•	Upon a Change of Control (and certain refinancing outcomes, as applicable), the note must be repaid in cash at an amount equal to 1.5 times the then-outstanding principal and accrued interest.

As at least one element of that component (the Change of Control 1.5x cash payoff and the discounted conversion into future preferred equity) requires bifurcation, the combined equity-linked component is separated and accounted for as a single embedded derivative. Accordingly, management determined that the MHCI-II Note contains an embedded derivative that must be bifurcated and accounted for separately under ASC 815.

On initial recognition of the MHCI-II Note in 2025, the Company measures the hybrid instrument at the proceeds received, while the embedded derivative is measured at fair value. The difference between (i) the proceeds attributed to the hybrid MHCI-II Note and (ii) the fair value of the bifurcated embedded derivative is assigned to the MHCI-II Note as its initial carrying amount. The MHCI-II Note is subsequently accreted to its contractual maturity amount using the effective interest method, taking into account any discount created by the separation of the embedded derivative.

The embedded derivative is recorded as a derivative liability and remeasured at fair value at each reporting date. Refer to Note 6 – Derivative Instruments for additional information.

2025 MHCI-II Amendment

In September 2025, CIC and MHCI-II entered into the First Amendment to Convertible Promissory Note (the “2025 MHCI-II Amendment”). The 2025 MHCI-II Amendment amends the original MHCI-II Note to (i) increase the principal amount to $6.5 million, (ii) revised the “No Shop Period” and related financing timeline, extended to September 15, 2025, with an option through October 15, 2025, and (iii) further align the MHCI-II Note’s terms with the preferred equity recapitalization term sheet approved by CIC’s board. All other terms of the MHCI-II Note are ratified and affirmed. The modification was accounted for as a debt modification.

The 2025 MHCI-II Amendment does not change the previous conclusion that the MHCI-II Note contains an embedded derivative that must be bifurcated and carried at fair value through earnings.

Provident Trust Group, LLC

In February 2024, CIC LLC assigned $250,000 of its right, title, and interest in the indebtedness outstanding under the 2023 Convertible Note to Provident Trust Group LLC FRO Raphael Diamond Traditional IRA (“Provident”). A new Convertible Promissory Note (the “Provident Note”) was issued by the Company to Provident to evidence the assigned indebtedness, with substantially identical terms to the 2023 Convertible Note. Concurrently, CIC LLC assigned to Provident up to 32,500 of the 156,000 Class A Shares purchasable under the original Warrant, and a new Warrant was issued to Provident on the same economic terms. After the partial assignment, CIC LLC retained $950,000 of the principal balance and 123,500 of the warrant shares.

The table below details the maturity dates of the principal amounts for the Company’s debt as of December 31, 2025:

Debt Type	2026	2027	2028	Thereafter	Total
Loans payable	$569,539	$—	$—	$—	$569,539
Convertible notes payable	16,204,860	—	5,243,699	—	21,448,559

	$16,774,399	$—	$5,243,699	$—	$22,018,098

NOTE 6 – DERIVATIVE INSTRUMENTS

MHCI Notes – Embedded Derivative

As discussed in Note 5, Debt – Related Party, the Company issued the MHCI-II Convertible Promissory Note in 2025. The Company assessed the terms of the MHCI-II Note under ASC 815 and concluded that certain embedded features, including certain embedded conversion features and contingent payoff provisions, must be bifurcated and accounted for separately as an embedded derivative liability. The embedded derivative liability is recorded at fair value and remeasured at each reporting date, with changes in fair value recognized in earnings.

Upon initial recognition of the MHCI-II Note in 2025, the Company recorded an embedded derivative liability with an aggregate initial fair value of $1,477,747. In connection with the September 2025 increase in principal under the amended MHCI-II Note, the Company recorded an additional embedded derivative liability with an initial fair value of $254,238.

As of December 31, 2025, the fair value of the embedded derivative liability related to the MHCI-II Note was $785,214, which is recorded within debt derivative liability in the accompanying balance sheets. During the year ended December 31, 2025, the Company recorded a $946,771 gain related to the change in fair value of the embedded derivative liability.

NOTE 7 – FAIR VALUE MEASUREMENTS

The Company did not have any financial assets measured on a recurring basis as of December 31, 2025 or 2024. The Company’s financial liabilities measured at fair value on a recurring basis consisted of the embedded derivative liability associated with the MHCI-II Note as of December 31, 2025. There were no financial liabilities measured at fair value on a recurring basis as of December 31, 2024.

As of December 31, 2025, the embedded derivative liability associated with the MHCI-II Note was classified within Level 3 of the fair value hierarchy and was estimated using a Monte Carlo simulation together with a with-and-without valuation method. Significant inputs to the valuation included a share price of $1.22, a remaining term of 2.41 years, annualized volatility of 98.6%, a risk-free rate of 3.5%, a discount rate of 22.75%, and a dividend yield of 0.00%. The valuation also incorporated a 10% conversion discount for a qualified or non-qualified financing, a 5% probability of such financing, a 1.5x change of control premium, and a 30.0% probability of a change of control event. Changes in these assumptions could materially affect the fair value of the embedded derivative liability.

		December 31,
Liabilities	Level	2025	2024
Embedded Derivative Liability - Conversion Option	3	$785,214	$—

The following table presents a reconciliation of the Company’s Level 3 financial liabilities for the year ended December 31, 2025:

Year Ended December 31, 2025
Beginning balance – December 31, 2024	$—
Initial recognition	1,477,747
Additional embedded derivative	254,238
Change in fair value recognized in earnings	(946,771)

Ending balance – December 31, 2025	$785,214

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company may be subject to a variety of claims and suits that arise from time to time in the ordinary course of business. We are not a party to any litigation as a defendant where a loss contingency is required to be reflected in our financial statements.

Lease commitment

The Company has leases for office space, warehouses and residential properties used by executives. Refer to Note 9, Leases, for full disclosures for the Company’s Right of Use assets and lease liabilities.

NOTE 9 – LEASES

The Company is party to various office, warehouse, and residential leases with terms expiring at different dates through June 2027. The amortizable life of the right-of-use asset is limited by the expected lease term. Although certain leases include options to extend the Company did not include these in the right-of-use asset or lease liability calculations because it is not reasonably certain that the options will be executed.

The presentation of right-of-use assets and lease liabilities in the consolidated balance sheets is as follows:

	December 31,
	2025	2024
Assets
Right-of-use asset	$121,268	$220,291

Liabilities
Current
Lease liability	$89,681	$100,786

Noncurrent
Lease liability	$23,060	$109,677

Total lease liability	$112,741	$210,463

Operating lease costs for the years ended December 31, 2025 and 2024 amounted to $122,738 and $138,136, respectively, and are recorded within general and administrative expenses in the statements of operations.

Lease Payments

For the years ended December 31, 2025 and 2024, the Company made cash payments related to its operating leases in the amount of $120,102 and $135,671, respectively.

Future minimum lease payments for leases in effect at December 31, 2025 were as follows:

Years Ending December 31,
2026	$95,313
2027	27,592

Total	122,905
Less: Imputed interest	(10,164)

Present value of lease liabilities	$112,741

As of December 31, 2025 and 2024, the Company’s weighted average remaining lease terms on its operating leases was 1.29 years and 2.16 years, respectively, and the Company’s weighted average discount rate related to its operating leases was 9.50% and 9.50%, respectively.

NOTE 10 – RELATED PARTY TRANSACTIONS

CIC LLC

Included in amounts due to related parties as of December 31, 2025 and 2024, is $243,033 and $0, respectively, representing working capital advances provided by CIC LLC. These advances are non-interest bearing and are repayable on demand.

Included in amounts due from related parties as of December 31, 2025 and 2024, is $403,125 and $177,059, respectively, representing funds held by CIC LLC on behalf of the Company in bank accounts maintained in CIC LLC’s name. Interest earned on these balances is credited to the Company.

Te Rito o Taku Tupuna

Since May 28, 2024, Te Rito has provided CIC advances for working capital purposes amounting to NZD441,000 (US$261,722). There is no interest on this advance and all amounts are payable on demand.

This advance amounted to $239,418 and $195,726 as of December 31, 2025 and 2024, respectively, and is recorded within due to related party in the balance sheet

In 2024, the Company made a payment on behalf of Te Rito o Taku Peu Tupuna for $72,000. This outstanding balance at December 21, 2024 was $17,248 included in Due from related parties and was settled on February 28, 2025

Boskalis International B.V.

Boskalis International B.V. (“Boskalis”) is a shareholder of the Company and provides ocean science and engineering consulting services in accordance with a Memorandum of Understanding dated November 30, 2020 with the Company. Boskalis is paid in equity of the Company for its services. As of December 31, 2025 and 2024, the cumulative amount of shared-based expenses in connection with the services rendered by Boskalis amounted to $5 million and $2.9 million respectively

During the years ended December 31, 2025 and 2024, Boskalis provided services amounting to $2,077,508 and $390,000, respectively.

Odyssey Marine Exploration, Inc.

Odyssey Marine Exploration, Inc. (“Odyssey”) is a shareholder of the Company, owning approximately 13% of the Company’s common stock. In accordance with the terms of a services agreement, Odyssey provided certain back-office services to the Company in exchange for a recurring monthly fee, as well as other deep-sea mineral-related services on a cost-plus profit basis and was compensated for these services with a combination of cash and equity in CIC.

During the year ended December 31, 2025 and 2024, Odyssey invoiced the Company $0.26 million and $0.45 million, respectively.

Director consulting services

The Company is party to a services agreement with one of the Company’s directors, pursuant to which this director provides consulting services, which commenced during the year ended December 31, 2025. The Company paid this director $34,792 during the year ended December 31, 2025. The outstanding payable balance amounted to $20,000 as of December 31, 2025, and is recorded within Accrued expenses – related parties.

Accrued Consultant Fees

During the years ended December 31, 2025 and 2024, CIC accrued consulting fees and expense reimbursements owed to four consultants, all of which are related parties, that remained unpaid as of December 31, 2025. In addition to the principal amounts of the unpaid invoices, CIC accrued interest on these outstanding balances at contractually agreed-upon rates. The accrued balance (excluding interest) as of December 31, 2025 and 2024 was $0.5 million and $0.3 million, respectively and is included in accrued expense – related parties.

Subsequent to December 31, 2025, the Company formalized the outstanding consultant obligations, inclusive of all accrued and unpaid interest through that date, into individual promissory notes payable (“Promissory Notes”). Each promissory note consolidates the aggregate unpaid principal and accrued interest into a single stated face amount, which becomes the new principal of the note. The notes bear interest from the date of issuance at the same rates that were applied to the accrued interest computation during the pre-formalization period. The table below presents a summary of the interest rate, maturity date, principal amount, and the Promissory Note amount, which incorporates the accrued interest through the issuance date.

		December 31, 2025
Interest Rate	Maturity Date	Principal Amount	Note Amount
12%	December 31, 2026	$506,438	$549,173
8%	December 31, 2026	37,960	41,379

		$544,398	$590,552

Directors Fees

For the year ended December 31, 2025 and 2024, the Company incurred directors’ fees of $233,750 and $127,500, respectively. Included in accrued expenses – related parties is unpaid directors fees of $431,250 and $237,500 as of December 31, 2025 and 2024, respectively. Directors’ fees are unsecured, non-interest bearing, and are payable in accordance with the terms agreed with each director.

NOTE 11 – INCOME TAXES

There was no provision for income tax for the years ended December 31, 2025 and 2024.

The following table disaggregates loss before income taxes between domestic and foreign jurisdictions for the years ended December 31, 2025 and 2024:

	2025	2024
Cook Islands (foreign)	$(14,164,472)	$(9,526,096)
Domestic	—	—

Loss before income taxes	$(14,164,472)	$(9,526,096)

As of December 31, 2025 and 2024, the Company had consolidated income tax net operating loss (“NOL”) carryforwards for tax purposes of approximately $48.7 million and $35.9 million, respectively. The net operating losses do not expire provided there is at least 40% continuity of ownership.

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	For the Year Ended December 31,
	2025	2024
Deferred tax assets
Net operating loss and tax credit carry forwards	$9,748,926	$7,188,642
Less: Valuation allowance	(9,748,926)	(7,188,642)

Net deferred tax asset	$—	$—

As reflected above, we have not recorded a net deferred tax asset as of both December 31, 2025 and 2024. In accordance with ASC 740, we have evaluated whether it is more likely than not that the deferred tax assets will be realized. Based on the available evidence, we have concluded that it is more likely than not that those assets would not be realized without the successful development and commercialization of polymetallic nodule resources within the Cook Islands Exclusive Economic Zone, the recovery and rights of ownership or salvage rights of high-value shipwrecks or other forms of taxable income, thus a full valuation allowance has been recorded as of December 31, 2025 and 2024.

The change in the valuation allowance is as follows:

December 31, 2025	$(9,748,926)
December 31, 2024	(7,188,642)

Change in valuation allowance	$2,560,284

The Company’s effective income tax rate is lower than what would be expected if the applicable Cook Islands statutory income tax rate were applied to loss before income taxes primarily because of the following factors:

(i)

Full valuation allowance on deferred tax assets. The Company recorded a full valuation allowance against all deferred tax assets arising from Cook Islands net operating loss carryforwards, as it is more likely than not that these assets will not be realized absent a successful transition to the commercial harvesting phase of polymetallic nodule operations. This is the most significant factor contributing to the difference between the Company’s effective tax rate and the applicable statutory rate.

(ii)

Non-deductible exploration, vessel operation, and consulting expenditures. Certain exploration license application costs, vessel operation expenses, and consulting service fees expensed for financial reporting purposes under U.S. GAAP may be subject to different treatment for Cook Islands income tax purposes, resulting in permanent or timing differences between book and taxable income. These differences contribute to the divergence between the effective tax rate and the applicable Cook Islands statutory rate of 20%.

(iii)

Non-cash equity-settled compensation. Equity-settled compensation to Boskalis International B.V. and warrant issuances to convertible noteholders are recognized as expenses for financial reporting purposes but may not give rise to current deductible amounts for Cook Islands income tax purposes.

We have not recognized a material adjustment in the liability for unrecognized tax benefits and have not recorded any provisions for accrued interest and penalties related to uncertain tax positions.

The Company made no cash payments for income taxes during the years ended December 31, 2025 and 2024. No income taxes were accrued or payable as of December 31, 2025 or 2024.

The earliest tax year still subject to examination by a major taxing jurisdiction is 2020.

NOTE 12 – SIGNIFICANT CONCENTRATIONS

For the twelve months ended December 31, 2025 and 2024, the Company had one vendor, which provided a majority of the charter trips. As of December 31, 2025 and 2024, amounts due to the vendor are approximately $0.9 million and $0.7 million, respectively.

NOTE 13 – SHARE CAPITAL

The Company is authorized to issue 150,000,000 Class A Voting Shares and 150,000,000 Class B Non-Voting Shares. Class A Voting Shares carry full voting rights and are entitled to receive all Company distributions, whereas Class B Non-Voting Shares do not provide voting rights but carry equal entitlement to Company distributions. Class A Voting Shares and Class B Non-Voting Shares do not have a par value. The Company is also authorized to issue 10,000,000 Class C Restricted Shares, which are non-voting and subject to significant restrictions on transfer and economic benefit. Holders of Class C Restricted Shares are prohibited from receiving monetary benefits or transferring, assigning, pledging, hypothecating, or otherwise disposing of the shares until the “date of delivery.”

As of December 31, 2025, the issued and outstanding shares of Class A, Class B and Class C were 85.0 million, 34.4 million and 0, respectively. As of December 31, 2024, the issued and outstanding shares of Class A, Class B and Class C were 85.0 million, 32.0 million and 0, respectively.

The date of delivery occurs only after (i) the Company obtains a mining license for polymetallic nodules within the Cook Islands’ Exclusive Economic Zone, and (ii) the Board determines that a bona fide offer to purchase the share has been received and that the prospective purchaser satisfies all shareholder requirements. Until these conditions are met, Class C Restricted Shares are subject to a substantial risk of forfeiture.

Upon the date of delivery, each Class C Restricted Share converts into either a Class A Voting Share or a Class B Non-Voting Share, at the sole discretion of the Board, and thereafter participates fully in Company distributions.

NOTE 14 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the date of the balance sheet through May 7, 2026, the date at which the financial statements were available to be issued, and no material events have occurred that would require disclosure, except as previously disclosed.

As further described in Note 1, on February 2, 2026, AOM entered into the CIC RPA with the Company and CIC, LLC, pursuant to which AOM was granted a perpetual revenue participation interest equal to 1% of “gross proceeds”. Pursuant to the terms of the CIC RPA, AOM has advanced the Company an aggregate of $5,000,000.

On April 7, 2026, AOM entered into separate Sale and Assignment Agreements (collectively, the “MHCI Purchase Agreements”) with each of:

•

MHCI, to purchase (A) convertible debt obligations owing by CIC Limited in the aggregate original principal amount of $10,366,500, bearing interest at a rate of 6% per annum (the “MHCI Convertible Debt Obligations”), and (B) 4,286,989 warrants to purchase Class A voting shares in the capital stock of CIC Limited (the “MHCI Warrants”), for the aggregate purchase price of $15,606,625 (the “MHCI Purchase Price”). Upon completion of the sale, the aggregate outstanding MHCI Convertible Debt Obligations was $11,821,921;

•

MHCI-II, to purchase convertible debt obligations owing by CIC Limited in the aggregate original principal amount of $6,524,934, bearing interest at a rate of 18% per annum (the “MHCI-II Convertible Debt Obligations”), for the aggregate purchase price of $6,524,934 (the “MHCI-II Purchase Price”). Upon completion of the sale, the aggregate outstanding MHCI-II Convertible Debt Obligations was $7,294,660; and

•

Provident, (together with MHCI and MHCI-II, collectively the “Selling Parties”), to purchase (A) convertible debt obligations owing by CIC Limited in the aggregate original principal amount of $250,000, bearing interest at a rate of 6% per annum (the “Provident Convertible Debt Obligations” and, together with the MHCI Convertible Debt Obligations and the MHCI-II Convertible Debt Obligations, the “Convertible Debt Obligations”), and (B) 32,500 warrants to purchase Class A voting shares in the capital stock of CIC Limited (the “Provident Warrants” and, together with the MHCI Warrants, collectively the “Warrants”), for the aggregate purchase price of $289,650 (the “Provident Purchase Price” and, together with the MHCI Purchase Price and the MHCI-II Purchase Price, collectively the “Purchase Price”). Upon completion of the sale, the aggregate outstanding Provident Convertible Debt Obligations was $282,384.

SCHEDULE A

SCHEDULE OF MATERIAL PERMITS, LICENSES, AND APPLICATIONS OF MATERIAL PROJECTS

Project	Holder	Jurisdiction/ Regulator	License/ Application/Permit	Grant	Expiry	Renewal	Other Terms
				February 23, 2022	February 23, 2027	Application for renewal may be made at least 90 days before expiry pursuant to Section 63 of the Seabed Minerals (Exploration) Regulations (2020).

•

Approved Work Plan and Expenditure Commitments: (Sections 5.2–5.4, EL1). CIC must commence exploration in accordance with the approved work plan, continuously and actively conduct exploration in accordance with the approved work plan, its application and good industry practice, and satisfy annual expenditure commitments unless otherwise approved by the SBMA.

CIC Project	CIC Limited	Cook Islands /SBMA	Exploration License 1 (EL1)

•

Notice and Vessel Requirements (Sections 5.5 and 5.7, EL1): CIC must notify the SBMA at least 20 days before any licensed activities commence and at least 20 days before each cruise involving a vessel used to carry out licensed activities.

•

Financial Assurance and Insurance (Sections 5.6 and 6 (c), EL1): The SBMA may require a security deposit or financial guarantee at any time during the term of EL1, and CIC must maintain appropriate and sufficient insurance for each expedition. CIC must notify the SBMA as soon as reasonably practicable of any material change in its financial capacity as submitted in its application.

Project	Holder	Jurisdiction/ Regulator	License/ Application/Permit	Grant	Expiry	Renewal	Other Terms

•

Environmental Approval (Section 5.10, EL1). EL1 and all licensed activities are subject to CIC obtaining and complying with any environmental approval required under the Environment Act 2003 (Cook Islands), including any condition attached it any environmental approval.

•

Change of Control / Financing / Affiliate Approvals (Section 6, EL1): CIC must notify, seek and obtain SBMA approval, where practicable, before changes to its directors, management or control, direct or indirect financing arrangements set out in its application, any associate or affiliate carrying on licensed activities, or the directors, management or control of such associate or affiliate.

•

Relinquishment Conditions (Section 7, EL1): EL1 requires CIC to relinquish blocks in the licensed area in accordance with Section 78 of the Seabed Mineral Act 2019 (Cook Islands) and the terms of the schedule of relinquishment annexed to EL1. Pursuant to the relinquishment schedule of EL1, CIC must relinquish 20% of the total CIC Project area after three years of exploration activities and up to an additional 40% of the total CIC

Project	Holder	Jurisdiction/ Regulator	License/ Application/ Permit	Grant	Expiry	Renewal	Other Terms

Project area by the end of the five-year license period [Annex 7 CIC Limited Relinquishment Proposal].

•

Compliance and Enforcement (Section 8, EL1): Breach of EL1, the Seabed Mineral Act 2019 (Cook Islands) or it applicable regulations may result in enforcement action, including directions, variation, suspension or cancellation of EL1, penalties or criminal proceedings.

MML Project	Moana Minerals Limited	Cook Islands / SBMA	Exploration License 3 (EL3)	February 23, 2022	February 23, 2027	Application for renewal may be made at least 90 days before expiry pursuant to Section 63 of the Seabed Minerals (Exploration) Regulations (2020).

•

Approved Work Plan and Expenditure Commitments: (Sections 5.2–5.4, EL3). MML must commence exploration in accordance with the approved work plan, continuously and actively conduct exploration in accordance with the approved work plan, its application and good industry practice, and satisfy annual expenditure commitments unless otherwise approved by the SBMA.

•

Notice and Vessel Requirements (Sections 5.5 and 5.7, EL3): MML must notify the SBMA at least 20 days before any licensed activities commence and at least 20 days before each cruise involving a vessel used to carry out licensed activities.

•

Financial Assurance and Insurance (Sections 5.6 and 6 (c), EL3): The SBMA may require a security deposit or financial guarantee at any time during the term of EL3, and MML must maintain appropriate and sufficient insurance for each expedition. MML must notify the SBMA as soon as reasonably practicable of any material change in its financial capacity as submitted in its application.

Project	Holder	Jurisdiction/ Regulator	License/ Application/ Permit	Grant	Expiry	Renewal	Other Terms

•

Environmental Approval (Section 5.10, EL3). EL3 and all licensed activities are subject to MML obtaining and complying with any environmental approval required under the Environment Act 2003 (Cook Islands), including any condition attached it any environmental approval.

•

Change of Control / Financing / Affiliate Approvals (Section 6, EL3): MML must notify, seek and obtain SBMA approval, where practicable, before changes to its directors, management or control, direct or indirect financing arrangements set out in its application, any associate or affiliate carrying on licensed activities, or the directors, management or control of such associate or affiliate.

•

Relinquishment Conditions (Section 7 (EL3)): EL3 requires MML to relinquish blocks in the licensed area in accordance with Section 78 of the Seabed Mineral Act 2019 (Cook Islands) and the terms of the schedule of relinquishment attached to EL3. The respective relinquishment schedule of EL3 does not have areas allocated for relinquishment, however, EL3 notes that this may change as MML’s exploration and environmental programs advance and more information to inform the process is available [Annex 7 Terms and Schedule of Relinquishment].

•

Compliance and Enforcement (Section 8, EL1): Breach of EL3, the Seabed Mineral Act 2019 (Cook Islands) or it applicable regulations may result in enforcement action, including directions, variation, suspension or cancellation of EL3, penalties or criminal proceedings.

Project	Holder	Jurisdiction/ Regulator	License/ Application/ Permit	Grant	Expiry	Renewal	Other Terms
AOM Area-1 Project	AOM Area-1 LLC	United States / NOAA	Application for Exploration License	N/A	N/A	N/A

AOM Area-2 Project	AOM Area-2 LLC	United States / NOAA	Application for Exploration License	N/A	N/A	N/A

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and among

ODYSSEY MARINE EXPLORATION, INC.,

OCEANUS MERGER SUB, INC.,

and

AMERICAN OCEAN MINERALS CORPORATION

April 8, 2026

A-ii

TABLE OF CONTENTS (CONT’D)

A-iii

TABLE OF CONTENTS (CONT’D)

EXHIBITS

Exhibit A	– Definitions
Exhibit B	– Form of Amended and Restated Articles of Incorporation of Odyssey
Exhibit C	– Form of Appraisal Rights Waiver
Exhibit D	– Form of Odyssey Support Agreement
Exhibit E	– Form of AOM Support Agreement
Exhibit F	– Form of Share Lockup Agreement

SCHEDULES

Schedule A	– Non-Core Asset Transactions
Schedule B	– Preliminary Merger Consideration Calculation

A-iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of April 8, 2026 (this “Agreement”), is entered into by and among Odyssey Marine Exploration, Inc., a Nevada corporation (“Odyssey”), Oceanus Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Odyssey (“Merger Sub” and, together with Odyssey, the “Odyssey Parties”), and American Ocean Minerals Corporation, a Delaware corporation (“AOM”). Odyssey, Merger Sub and AOM are sometimes individually referred to in this Agreement as a “Party” and collectively as the “Parties.” Capitalized terms used in this Agreement shall have the meanings ascribed to them in Exhibit A attached hereto.

WITNESSETH

WHEREAS, (a) as of the date hereof, the AOM Stockholders own all of the issued and outstanding capital stock of AOM, and (b) immediately prior to the Effective Time, the Bridge Investors and the PIPE Investors shall, pursuant to the Subscription Agreements, become AOM Stockholders and, together with the other AOM Stockholders, shall own all of the issued and outstanding capital stock of AOM as of the Effective Time;

WHEREAS, upon the terms and subject to the conditions of this Agreement, the Parties intend to enter into a business combination transaction pursuant to which, in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub shall merge with and into AOM, with AOM surviving such merger (the “Merger”), whereby each issued and outstanding share of AOM Common Stock will be exchanged for Odyssey Common Stock as further described herein;

WHEREAS, as a result of the Merger, Merger Sub will cease to exist and AOM will continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned Subsidiary of Odyssey;

WHEREAS, the board of directors of Odyssey (the “Odyssey Board”) has established a special transaction committee consisting solely of independent and disinterested directors (the “Odyssey Special Transaction Committee”) and delegated to the Odyssey Special Transaction Committee the exclusive power and authority to, among other things, review, consider, evaluate, negotiate, reject or determine to not proceed with, recommend or not recommend potential business combination transactions involving Odyssey, on the one hand, and AOM, CIC (as defined below) and OML (as defined below), on the other hand;

WHEREAS, the Odyssey Special Transaction Committee has unanimously determined, by duly adopted resolutions, that this Agreement and the transactions contemplated hereby, including the Merger, the issuance of shares of Odyssey Common Stock in connection with the Merger (the “Odyssey Share Issuance”), the issuance of Odyssey Assumed Warrants (as defined below) in connection with the Merger (including the issuance of shares of Odyssey Common Stock issuable upon exercise of the Odyssey Assumed Warrants) (the “Odyssey Assumed Warrants Issuance”), and the amendment to Odyssey’s Articles of Incorporation in the form of the A&R Odyssey Articles (the “Odyssey Articles Amendment”), are fair to and in the best interests of Odyssey and the Odyssey Shareholders, and has recommended that the Odyssey Board approve, adopt, and declare advisable this Agreement and the transactions contemplated hereby, and recommend that the Odyssey Shareholders approve the Transaction Proposals (as defined below);

WHEREAS, acting upon the unanimous recommendation of the Odyssey Special Transaction Committee, the Odyssey Board has unanimously determined, by duly adopted resolutions, that this Agreement and the transactions contemplated hereby, including the Merger, the Odyssey Share Issuance, and the Odyssey Articles Amendment, are fair to and in the best interests of Odyssey and the Odyssey Shareholders, and has (a) approved, adopted, and declared advisable this Agreement and the transactions contemplated hereby, (b) directed that the Odyssey Share Issuance and the Odyssey Articles Amendment be submitted to a vote of the Odyssey

Shareholders, and (c) resolved to recommend that the Odyssey Shareholders approve (x) the Odyssey Share Issuance for purposes of the rules and regulations of Nasdaq and (y) the Odyssey Articles Amendment;

WHEREAS, the board of directors of AOM (the “AOM Board”) has unanimously determined, by duly adopted resolutions, that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of AOM and the AOM Stockholders, and has (a) approved, adopted, and declared advisable this Agreement and the transactions contemplated hereby on the terms and subject to the conditions set forth herein, (b) directed that this Agreement be submitted to the AOM Stockholders for adoption and approval, and (c) resolved to recommend that the AOM Stockholders adopt and approve this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the board of directors of Merger Sub has unanimously determined, by duly adopted resolutions, that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of Merger Sub and its sole stockholder, and has (a) approved, adopted, and declared advisable this Agreement and the transactions contemplated hereby, (b) directed that this Agreement be submitted to Merger Sub’s sole stockholder for adoption, approval, and ratification, and (c) resolved to recommend that Merger Sub’s sole stockholder adopt and approve this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, immediately following the execution of this Agreement, the sole stockholder of Merger Sub will deliver a written consent adopting, approving, and ratifying this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, prior to the Closing, Odyssey shall adopt an Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit B (the “A&R Odyssey Articles”), on the terms and subject to the conditions set forth herein;

WHEREAS, contemporaneously with the execution of this Agreement, and as a condition to the willingness of the Parties to enter into this Agreement, certain AOM Stockholders and certain Bridge Investors are entering into an appraisal rights waiver, substantially in the form attached hereto as Exhibit C (each, an “Appraisal Rights Waiver”), pursuant to which each such Person has agreed, on the terms and subject to the conditions set forth therein, to, among other things, waive any appraisal rights such Person may have in connection with the transactions contemplated by this Agreement, including the Merger;

WHEREAS, contemporaneously with the execution of this Agreement, and as a condition to the willingness of the Parties to enter into this Agreement, certain directors and officers of Odyssey who hold shares of Odyssey Common Stock, together with certain other Odyssey Shareholders, as set forth on Section 1.01 of the Odyssey Disclosure Schedule (collectively, the “Odyssey Specified Shareholders”), are entering into a support agreement, substantially in the form attached hereto as Exhibit D, pursuant to which each Odyssey Specified Shareholder has agreed, on the terms and subject to the conditions set forth therein, to, among other things, vote all shares of Odyssey Common Stock held by such Odyssey Specified Shareholder in favor of, and to support the consummation of, the transactions contemplated by this Agreement and the Ancillary Agreements;

WHEREAS, contemporaneously with the execution of this Agreement, and as a condition to the willingness of the Parties to enter into this Agreement, the AOM Stockholders set forth on Section 1.01 of the AOM Disclosure Schedule (collectively, the “AOM Specified Stockholders”), are entering into a support agreement, substantially in the form attached hereto as Exhibit E, pursuant to which each AOM Specified Stockholder has agreed, on the terms and subject to the conditions set forth therein, to, among other things, vote all shares of AOM Common Stock held by such AOM Specified Stockholder in favor of, and to support the consummation of, the transactions contemplated by this Agreement and the Ancillary Agreements;

WHEREAS, contemporaneously with the execution of this Agreement, and as a condition to the willingness of the Odyssey Parties to enter into this Agreement, certain AOM Stockholders and Bridge Investors are entering into lockup agreements with Odyssey, substantially in the form attached hereto as Exhibit F, pursuant to which such AOM Stockholders have agreed to certain restrictions on the transfer of shares of Odyssey Common Stock held by or issued to them pursuant to Article II, such restrictions to become effective as of the Closing;

WHEREAS, AOM entered into subscription agreements (as amended or modified from time to time, the “Bridge Subscription Agreements”), with certain third-party investors (the “Bridge Investors”), pursuant to which the Bridge Investors provided aggregate financing in the amount of $75,612,000 (the “Bridge Financing”) through the purchase of convertible debentures of AOM (the “Bridge Debentures”), on the terms and subject to the conditions set forth in the Bridge Subscription Agreements, which Bridge Debentures shall, pursuant to the Bridge Subscription Agreements, automatically convert into shares of AOM Common Stock immediately prior to the Effective Time, such that the Bridge Investors shall become AOM Stockholders immediately prior to the consummation of the Merger;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and in connection with the transactions contemplated hereby, AOM has entered into a share subscription agreement (as amended or modified from time to time, the “PIPE Subscription Agreement” and, together with the Bridge Subscription Agreements, the “Subscription Agreements”), with certain third-party investors (the “PIPE Investors”), pursuant to which the PIPE Investors have committed to provide aggregate financing in the amount of $156,000,000 (the “PIPE Investment”), on the terms and subject to the conditions set forth in the PIPE Subscription Agreement and the related warrant agreements to be entered into at the closing of the PIPE Investment (the “AOM PIPE Warrant Agreements”), through the subscription for and purchase of (a) shares of AOM Common Stock, which shares shall, pursuant to the PIPE Subscription Agreement, be issued immediately prior to the Effective Time, such that the PIPE Investors shall become AOM Stockholders immediately prior to the consummation of the Merger and (b) warrants representing the right to purchase 100% of the shares of AOM Common Stock purchased pursuant to the PIPE Subscription Agreement (the “AOM PIPE Warrants”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and in connection with the transactions contemplated hereby, AOM and Odyssey have entered into a note purchase agreement and a security and pledge agreement, pursuant to which AOM has agreed to purchase certain senior secured notes issued by Odyssey for the purpose of bridging Odyssey’s financing needs through the Closing; and

WHEREAS, the Parties acknowledge and agree that, for U.S. federal (and applicable state and local) income tax purposes, the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code (with this Agreement being adopted as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3 for purposes of Section 354 of the Code) and, together with certain other transactions occurring in connection with the Merger, as a transaction described under Section 351(a) of the Code.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub will merge with and into AOM at the Effective Time. Following the Merger, the separate corporate existence of Merger Sub will cease, and AOM will continue as the Surviving Corporation and as a wholly owned Subsidiary of Odyssey.

Section 1.2 Effective Time. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Parties shall cause the Merger to be consummated by filing a certificate of merger, in form and substance reasonably acceptable to AOM and Odyssey (the “Certificate of Merger”), with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL. The Merger will become effective at the time the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such other date or time as Odyssey and AOM may agree in writing and specify in the Certificate of Merger (such time, the “Effective Time”).

Section 1.3 Governing Documents. At the Effective Time, Odyssey shall cause the Organizational Documents of the Surviving Corporation to be amended and restated in their entirety to contain the provisions set forth in the Organizational Documents of Merger Sub as in effect immediately prior to the Effective Time.

Section 1.4 Directors and Officers.

(a) From and after the Effective Time, and until their successors are duly elected or appointed and qualified in accordance with applicable Law: (i) the directors of Merger Sub immediately prior to the Effective Time shall become the directors of the Surviving Corporation; and (ii) the officers of Merger Sub immediately prior to the Effective Time shall become the officers of the Surviving Corporation.

(b) Prior to the Effective Time, Odyssey shall, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, take all necessary corporate action so that, as of the Effective Time, the Odyssey Board shall consist of seven (7) directors, comprised of: (i) the individuals listed in Section 1.4(b) of the AOM Disclosure Schedule; and (ii) the Post-Closing Odyssey Chief Executive Officer; provided, however, that if any individual listed in Section 1.4(b) of the AOM Disclosure Schedule is, prior to the Effective Time, unwilling, unable or no longer capable of serving as a director as of the Effective Time, AOM shall have the right to designate a replacement individual, subject to good-faith consultation with Odyssey, and provided further that any such replacement individual shall meet the applicable standards to serve as a director under the rules and regulations of Nasdaq and Odyssey’s applicable policies regarding director qualifications. Subject to applicable Law and consistent with Odyssey’s Organizational Documents, Odyssey shall, with AOM’s assistance, prepare and mail to Odyssey Shareholders an information statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder at least ten (10) days prior to the Effective Time. AOM shall timely provide Odyssey with all information regarding AOM, its director designees, and their respective Affiliates required for compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and Odyssey may rely on such information for purposes thereof.

(c) Prior to the Effective Time, Odyssey shall take all necessary corporate action so that, as of the Effective Time, the individual listed in Section 1.4(c) of the AOM Disclosure Schedule shall serve as the Chief Executive Officer of Odyssey, so long as such individual is willing and able to serve (the “Post-Closing Odyssey Chief Executive Officer”); provided, however, that if such individual is, prior to the Effective Time, unwilling, unable or no longer capable of serving as the Post-Closing Odyssey Chief Executive Officer as of the Effective Time, AOM shall have the right to designate a replacement individual, subject to good-faith consultation with Odyssey.

ARTICLE II

MERGER CONSIDERATION; CONVERSION OF SECURITIES

Section 2.1 Closing Date Statement. Not less than five (5) Business Days prior to the Closing Date, AOM shall deliver to Odyssey a statement, signed by AOM’s Chief Executive Officer, that (A) identifies each AOM Stockholder of record, as well as each Bridge Investor and PIPE Investor who will, pursuant to the Subscription Agreements, become an AOM Stockholder immediately prior to the Closing, (B) specifies the number of shares of AOM Common Stock owned (or to be owned immediately prior to the Closing) by each such AOM Stockholder, Bridge Investor, or PIPE Investor, and (C) with respect to each AOM Stockholder identified on Section 2.3(d) of the AOM Disclosure Schedule, sets forth the number of shares of Odyssey Common Stock that such AOM Stockholder will be entitled to receive pursuant to this Article II, together with the beneficial ownership (as defined in Section 13(d) of the Exchange Act) of shares of Odyssey Common Stock held by such AOM Stockholder immediately after the Effective Time, including the beneficial ownership of shares of Odyssey Common Stock held by such AOM Stockholder’s Affiliates, in each case as reasonably necessary to enable Odyssey and the Exchange Agent to determine and effect the proper allocation of Merger Consideration between Odyssey Common Stock and Odyssey New Preferred Shares pursuant to Section 2.3(d) (the “Closing Date Capitalization Statement”). The Odyssey Parties, the Surviving Corporation, the Exchange Agent and each of their respective directors, officers, employees, representatives and Affiliates shall be entitled to rely conclusively on, and all AOM Stockholders shall be bound for all purposes under this Agreement by, the information set forth in the Closing Date Capitalization Statement (subject to any modifications agreed to in writing between Odyssey and AOM prior to the Effective Time, including to reflect (without prejudice to the condition set forth in Section 6.3(e)(i)) the actual amount of the PIPE Investment consummated prior to the Effective Time).

Section 2.2 Calculation of the Merger Consideration.

(a) Merger Consideration. Odyssey shall issue at the Closing with respect to AOM Common Stock, an aggregate number of shares of Odyssey Common Stock (or equivalent in the form of Odyssey New Preferred Shares as set forth in Section 2.3(d)) equal to the Exchange Ratio multiplied by the AOM Common Stock Amount (the “Merger Consideration”). Schedule B includes a preliminary calculation of the Merger Consideration and AOM Common Stock Amount as of the date hereof.

(b) Determination of AOM Common Stock Amount. The “AOM Common Stock Amount” shall be the sum of:

(i) the number of shares of AOM Common Stock outstanding on the date of hereof, as set forth in Section 3.3;

(ii) the number of shares of AOM Common Stock issued immediately prior to the Effective Time pursuant to, and in connection with, the Bridge Debentures, including any additional shares of AOM Common Stock issuable upon conversion of the Bridge Debentures pursuant to the anti-dilution provisions of that certain Contract set forth on Section 2.2(b)(ii) of the AOM Disclosure Schedule (the “Anti-Dilution Agreement”); and

(iii) the number of shares of AOM Common Stock issued immediately prior to the Effective Time pursuant to the PIPE Agreements.

(c) Notwithstanding any other provision in this Agreement, if, in the determination of AOM,

(i) the AOM Stockholders (together with any other persons receiving stock of Odyssey pursuant to the Specified CIC and OML Agreements) will not be in “control” of Odyssey within the meaning of Section 368(c) of the Code immediately after the closing of the Merger and the transactions contemplated by the Specified CIC and OML Agreements, or

(ii) the Merger Consideration will not satisfy the requirement under Section 368(a)(2)(E)(ii) of the Code,

the Merger Consideration shall be adjusted such that the AOM Stockholders otherwise receiving Odyssey New Preferred Shares will receive (in lieu of Odyssey New Preferred Shares) an amount of Odyssey Common Stock sufficient (as reasonably determined by AOM and based on advice of nationally recognized tax counsel) for the AOM Stockholders (together with any persons receiving stock of Odyssey pursuant to the Specified CIC and OML Agreements) to so be in “control” of Odyssey at such time and for the Merger Consideration to satisfy the requirement under Section 368(a)(2)(E)(ii) of the Code.

Section 2.3 Payment of the Merger Consideration.

(a) Exchange Agent; Exchange Agent Fund. Prior to the Effective Time, Odyssey shall appoint a Person authorized to act as an exchange agent in connection with the transactions contemplated by this Agreement, which Person shall be reasonably acceptable to AOM (the “Exchange Agent”), and enter into an exchange agent agreement reasonably acceptable to Odyssey and AOM with the Exchange Agent (the “Exchange Agent Agreement”) for the purpose of (i) exchanging AOM Common Stock for the Merger Consideration in accordance with this Agreement and (ii) delivering or facilitating the delivery of the Merger Consideration to the AOM Stockholders in accordance with this Agreement. At the Effective Time, Odyssey shall deposit, or cause to be deposited, with the Exchange Agent, in trust for the benefit of AOM Stockholders (including the Bridge Investors and PIPE Investors that will become AOM Stockholders immediately prior to the Effective Time), evidence of book-entry shares representing a number of whole shares of Odyssey Common Stock and Odyssey New Preferred Shares equal to the aggregate Merger Consideration deliverable to AOM Stockholders pursuant to this Article II (such shares, the “Exchange Agent Fund”). The Exchange Agent Fund shall be held and disbursed in accordance with the terms of this Agreement and the Exchange Agent Agreement.

(b) Subject to Section 2.5, at the Closing, Odyssey shall cause to be issued or paid from the Exchange Agent Fund to each AOM Stockholder holding AOM Common Stock immediately prior to the Effective Time (other than shares of AOM Common Stock canceled pursuant to Section 2.4(c) and any AOM Dissenting Shares) evidence of book-entry shares representing the number of shares of Odyssey Common Stock and Odyssey New Preferred Shares comprising the portion of the aggregate Merger Consideration payable in respect of such AOM Common Stock. Notwithstanding anything to the contrary herein, any shares of Odyssey Common Stock or Odyssey New Preferred Shares issued pursuant to this Article II to any AOM Stockholder or Bridge Investor that is subject to a lockup agreement entered into in connection with this Agreement, substantially in the form attached hereto as Exhibit E, shall be issued subject to the terms of such lockup agreement, and Odyssey shall cause appropriate stop-transfer instructions and appropriate book-entry notations and holder notices reflecting such restrictions to be made in the records of Odyssey or its transfer agent.

(c) Notwithstanding anything to the contrary contained herein, in no event shall Odyssey be required to pay an amount in excess of the Merger Consideration as calculated in accordance with Section 2.2.

(d) The AOM Stockholders identified on Section 2.3(d) of the AOM Disclosure Schedule shall, to the extent that receipt of shares of Odyssey Common Stock as Merger Consideration would cause such Persons and their respective Affiliates to beneficially own (as defined in Section 13(d) of the Exchange Act) more than 4.99% of the outstanding shares of Odyssey Common Stock immediately after the Closing, receive, in lieu of the shares of Odyssey Common Stock in excess of such 4.99% threshold, a number of Odyssey New Preferred Shares convertible into an equivalent number of shares of Odyssey Common Stock.

Section 2.4 Conversion of AOM Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any holder of AOM securities:

(a) Conversion of AOM Common Stock. Each issued and outstanding share of AOM Common Stock (other than shares canceled pursuant to Section 2.4(c) and any AOM Dissenting Shares) shall, subject to Section 2.2(c), be canceled and automatically converted into the right to receive a number of shares of Odyssey Common Stock or Odyssey New Preferred Shares, as applicable, equal to the Exchange Ratio (the “Per Share Merger Consideration”), as adjusted from time to time in accordance with Section 2.5(c), payable, without interest, to the applicable AOM Stockholder in accordance with Section 2.3(a) and Section 2.5.

(b) Conversion of AOM PIPE Warrants. Each AOM PIPE Warrant that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, cease to represent a right to acquire shares of AOM Common Stock and shall be assumed by Odyssey and converted into a warrant to purchase shares of Odyssey Common Stock (each, an “Odyssey Assumed Warrant,” and collectively, the “Odyssey Assumed Warrants”), on the same terms and conditions as were applicable to such AOM PIPE Warrant immediately prior to the Effective Time, except as expressly provided herein. The shares of Odyssey Common Stock issuable upon exercise of the Odyssey Assumed Warrants are referred to as the “Odyssey Assumed Warrant Shares.” The number of Odyssey Assumed Warrant Shares issuable upon exercise of each Odyssey Assumed Warrant shall be equal to the number of shares of AOM Common Stock subject to such AOM PIPE Warrant immediately prior to the Effective Time, multiplied by a fraction, (x) the numerator of which is the exercise price in effect immediately prior to the Effective Time and (y) the denominator of which is the exercise price in effect immediately following the Effective Time. The exercise price per share of each Odyssey Assumed Warrant shall be equal to (i) the exercise price per share of AOM Common Stock otherwise purchasable pursuant to such AOM PIPE Warrant immediately prior to the Effective Time, divided by (ii) the Exchange Ratio, with such exercise price rounded up to the nearest one-hundredth of a dollar.

(c) Cancellation of Treasury Stock and Odyssey-Owned Stock. Each share of AOM Common Stock held in the treasury of AOM or owned by Odyssey or Merger Sub immediately prior to the Effective Time shall be canceled automatically without any conversion thereof, and no payment or distribution shall be made with respect to such shares.

(d) Equity Interests of Merger Sub. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one (1) validly issued, fully paid, and nonassessable share of common stock of the Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of the Effective Time.

Section 2.5 Exchange Procedures for AOM Stockholders.

(a) Payment Procedures. Prior to the Closing, AOM shall mail or otherwise deliver, or shall cause the Exchange Agent to mail or otherwise deliver, to each AOM Stockholder, Bridge Investor and PIPE Investor entitled to receive Per Share Merger Consideration pursuant to Section 2.4(a), a letter of transmittal in a form to be mutually agreed by AOM and Odyssey prior to the Closing, with such modifications as may be reasonably required by the Exchange Agent (the “AOM Letter of Transmittal”), together with any notice required under Section 262 of the DGCL. Subject to the conditions in Article VI, if an AOM Stockholder, Bridge Investor or PIPE Investor fails to deliver a duly executed and completed AOM Letter of Transmittal at least three (3) Business Days prior to the Closing Date, such failure shall not alter, limit, or delay the Closing; provided, however, that such AOM Stockholder, Bridge Investor or PIPE Investor shall not be entitled to receive its Per Share Merger Consideration until it delivers a duly executed and completed AOM Letter of Transmittal to the Exchange Agent. Upon such delivery, such AOM Stockholder, Bridge Investor or PIPE Investor shall be entitled to receive, subject to this Agreement, the Per Share Merger Consideration payable in respect of the shares of AOM Common Stock referenced therein. Until surrendered as contemplated by this Section 2.5, each share of AOM Common Stock shall, at all times after the Effective Time, represent only the right to receive the Per Share Merger Consideration upon such surrender in accordance with this Article II.

(b) No Further Rights. All Per Share Merger Consideration paid upon the surrender of AOM Common Stock in accordance with this Article II shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to such shares. No further transfers shall be registered on the stock transfer books of the Surviving Corporation with respect to shares of AOM Common Stock outstanding immediately prior to the Effective Time. From and after the Effective Time, holders of AOM Common Stock shall cease to have any rights as stockholders of AOM, except as provided in this Agreement or required by applicable Law.

(c) Changes in Odyssey Stock. If, between the date of this Agreement and the Effective Time, the outstanding shares of Odyssey Common Stock shall have been changed into a different number of shares or a different class by reason of any stock split, reverse stock split, stock dividend (including any stock dividend of securities convertible into Odyssey Common Stock, other than in connection with the Non-Core Asset Transactions), consolidation, reorganization, reclassification, recapitalization, combination, exchange of shares or similar event, in each case effected in accordance with the terms of this Agreement, then the Merger Consideration payable pursuant to the Merger shall be appropriately adjusted to reflect fully the effect of such event so that the recipients thereof shall receive the same economic benefit as contemplated by this Agreement and the Merger prior to such event. For the avoidance of doubt, to the extent that the Merger Consideration is payable in Odyssey New Preferred Shares in lieu of Odyssey Common Stock in accordance with this Agreement, any adjustment to the Merger Consideration pursuant to this Section 2.5(c) shall apply equally to such Odyssey New Preferred Shares on an as-converted to Odyssey Common Stock basis. As so adjusted, the Merger Consideration shall, from and after the date of such event, be the Merger Consideration payable per share of AOM Common Stock hereunder, subject to further adjustment pursuant to this Section 2.5(c). In the event that the Reverse Stock Split contemplated by Section 5.19 occurs, the Parties agree that the corresponding adjustment to the Merger Consideration contemplated by this Section 2.5(c) shall be effected by multiplying the Exchange Ratio by the applicable split ratio (expressed as a fraction) as announced by Odyssey, and, for the avoidance of doubt, such adjustment shall not give effect to, or take into account, any rounding up to whole shares implemented in connection with such Reverse Stock Split. By way of example (and assuming there have been no prior adjustments effected pursuant to this Section 2.5(c)), if the Reverse Stock Split implements a 1-for-20 reverse stock split, the resulting Exchange Ratio as adjusted by this Section 2.5(c) will be 0.2251, which is the product of multiplying 4.5017 by 0.05.

(d) Fractional Shares. No fractional shares of Odyssey Common Stock shall be issued in exchange for AOM Common Stock. In lieu thereof, the Exchange Agent shall round each fractional share up or down to the nearest whole share, with 0.5 rounded up. No cash payments shall be made in respect of fractional shares eliminated by rounding.

(e) Dividends. No dividends or other distributions declared with respect to Odyssey Common Stock, the record date for which falls at or after the Effective Time, shall be paid to any AOM Stockholder that has not delivered a properly completed, duly executed AOM Letter of Transmittal. After such delivery, such AOM Stockholder shall be entitled to receive, without interest, any such dividends or other distributions that became payable with respect to Odyssey Common Stock issuable to such stockholder.

(f) AOM Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any AOM Dissenting Share shall not be converted into the right to receive its applicable portion of the Merger Consideration, but instead shall be converted into the right to receive such consideration as may be determined to be payable with respect to such share in accordance with the DGCL. Each holder of AOM Dissenting Shares who becomes entitled to payment under the DGCL shall receive payment therefor solely in accordance with the DGCL (and only after the value of such shares has been agreed upon or finally determined pursuant to the DGCL). If, after the Effective Time, any AOM Dissenting Share loses its status as an AOM Dissenting Share, such share shall automatically be converted into the right to receive its applicable portion of the Merger Consideration as if it had never been an AOM Dissenting Share, and Odyssey shall deliver, or cause to be delivered, to the holder thereof, following satisfaction of the applicable conditions set forth in this Section 2.5, the applicable portion of the Merger Consideration. AOM shall promptly notify Odyssey of any demands for appraisal, withdrawals of such demands, or any other instruments served pursuant to the DGCL and received by AOM. AOM shall not, without Odyssey’s prior written consent, make or offer to make any payment with respect to, or settle or offer to settle, any claim relating to any AOM Dissenting Share. AOM shall, and shall cause its Affiliates to, enforce any contractual waivers of appraisal rights applicable to the Merger that have been granted by any AOM Stockholders, Bridge Investors or PIPE Investors.

Section 2.6 Withholding Rights. Each of the Parties, the Surviving Corporation, and the Exchange Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement such amounts as are required to be deducted or withheld under applicable Laws (each, a “Withholding Party”); provided, however, that (a) except with respect to any withholding resulting from AOM’s failure to provide a FIRPTA Certificate pursuant to Section 5.6(c), each Withholding Party shall use commercially reasonable efforts to provide notice to the AOM Stockholders no less than five (5) days prior to any withholding, and (b) the Parties shall reasonably cooperate in good faith to reduce or eliminate any such withholding. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the AOM Stockholders in respect of whom such deduction or withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF AOM

Except as set forth in the disclosure schedules delivered by AOM to the Odyssey Parties concurrently with the execution of this Agreement (the “AOM Disclosure Schedule”), in each case under the corresponding section referenced below (or, to the extent it is reasonably apparent on its face that such disclosure qualifies or applies to another representation or warranty, under any other applicable section), and subject to the terms, conditions and limitations of this Agreement, AOM hereby represents and warrants to the Odyssey Parties as follows:

Section 3.1 Organization. AOM (a) is a corporation duly incorporated, validly existing, and in good standing under the Laws of the State of Delaware, and (b) has all requisite corporate power and authority to own, lease and operate its properties and to conduct its business in all material respects as it is presently conducted, except where the failure to have such power or authority would not prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements to which AOM is a party. AOM is duly qualified, licensed or registered to transact business as a foreign entity, and is in good standing, under the Laws of each jurisdiction in which the character or location of its properties or assets, or the nature of its activities, requires such qualification, licensing or registration, except where the failure to be so qualified, licensed or registered would not reasonably be expected to have an AOM Material Adverse Effect.

Section 3.2 Authorization. AOM has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby, subject, in the case of the consummation of the Merger, to the approval and adoption of this Agreement by the holders of a majority of the voting power of the outstanding shares of AOM Common Stock (the “Requisite AOM Approval”). The Requisite AOM Approval will be obtained by the AOM Written Consent and, upon delivery, such Requisite AOM Approval will constitute the only vote or approval of the holders of any class or series of AOM’s capital stock necessary to adopt this Agreement and each Ancillary Agreement to which AOM is a party, and to approve the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of AOM. Assuming the due authorization, execution and delivery of this Agreement and the Ancillary Agreements to which it is a party by each other party thereto, this Agreement and each such Ancillary Agreement constitute the legal, valid and binding obligations of AOM, enforceable against AOM in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the rights of creditors generally, and to general equitable principles (regardless of whether considered in a proceeding at Law or in equity).

Section 3.3 Capitalization. The authorized capital stock of AOM consists solely of two-hundred and fifty million (250,000,000) shares of AOM Common Stock. As of the date hereof, 106,777,300 shares of AOM Common Stock are issued and outstanding. All issued and outstanding shares of AOM Common Stock are duly authorized, validly issued, fully paid and nonassessable. Other than the shares of AOM Common Stock issuable pursuant to the Subscription Agreements, there will be no other changes to the capital stock of AOM between the date hereof and the Closing. None of the issued and outstanding shares of AOM Common Stock were issued in violation of any preemptive rights, Laws or Orders and, except as set forth on Section 3.3 of the AOM Disclosure Schedule, are owned, beneficially and of record, by the AOM Stockholders free and clear of all Liens. Except as set forth on Section 3.3 of the AOM Disclosure Schedule, (a) there are no stock appreciation, phantom stock, stock-based performance units, profit participation, restricted stock, restricted stock units, other equity-based compensation awards or similar rights with respect to AOM; and (b) there are no options, warrants, rights, convertible or exchangeable securities, “phantom” rights, appreciation rights, performance units, commitments or other agreements relating to AOM Common Stock or obligating AOM or any AOM Stockholder to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of AOM Common Stock or any other equity interest in AOM, including any security convertible into or exercisable for AOM Common Stock. Except as set forth on Section 3.3 of the AOM Disclosure Schedule, there are no Contracts to which AOM is a party that require AOM to repurchase, redeem or otherwise acquire any shares of AOM Common Stock or any securities convertible into or exchangeable for AOM Common Stock, or to make any investment in any other Person (collectively, the “Stockholders Rights”). The execution of this Agreement and the consummation of the Merger will not trigger any Stockholders Rights. Except as set forth on Section 3.3 of the AOM Disclosure Schedule, there are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of any shares of AOM Common Stock or any other interests in AOM. Except as set forth on Section 3.3 of the AOM Disclosure Schedule, all AOM Stockholders, Bridge Investors and PIPE Investors are Accredited Investors. AOM Common Stock is uncertificated.

Section 3.4 AOM Subsidiaries. Section 3.4 of the AOM Disclosure Schedule sets forth a true and complete list of each Subsidiary of AOM, including the jurisdiction of incorporation or organization of each such Subsidiary and the percentage of the outstanding shares, share capital or other equity interests of each such Subsidiary owned by AOM or any other Subsidiary of AOM. Except as set forth in Section 3.4 of the AOM Disclosure Schedule, no equity interests of any Subsidiary of AOM are issued or outstanding. Each Subsidiary of AOM (a) is duly incorporated or organized, validly existing, and in good standing (to the extent such concept is applicable) under the Laws of its jurisdiction of incorporation or organization, and (b) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to conduct its business as it is currently conducted. Except as set forth on Section 3.4 of the AOM Disclosure Schedule, (a) there are no stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit, other equity-based compensation awards or similar rights with respect to any Subsidiary of AOM; and (b) there are no options, warrants, rights, convertible or exchangeable securities, “phantom” rights, appreciation rights, performance units, commitments or other agreements relating to any capital stock of any Subsidiary of AOM or obligating any such Subsidiary of AOM or AOM to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock of any Subsidiary of AOM or any other equity interest in any such Subsidiary of AOM, including any security convertible into or exercisable for any capital stock of any Subsidiary of AOM. Except as set forth on Section 3.4 of the AOM Disclosure Schedule, there are no Contracts to which AOM or any Subsidiary of AOM is a party that require any Subsidiary of AOM to repurchase, redeem or otherwise acquire any equity interests of such Subsidiary or any securities convertible into or exchangeable for equity interests of such Subsidiary, or to make any investment in any other Person (collectively, the “Subsidiary Equity Rights”). The execution of this Agreement and the consummation of the Merger will not trigger any Subsidiary Equity Rights. Except as set forth on Section 3.4 of the AOM Disclosure Schedule, there are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of any shares of equity interests of any Subsidiary of AOM or any other interests in any such Subsidiary.

Section 3.5 Consents and Approvals; No Violations. Except as set forth on Section 3.5 of the AOM Disclosure Schedule, and subject to the receipt of the Requisite AOM Approval and the filing of the Certificate of Merger, and assuming the accuracy of (x) the representations and warranties of the Odyssey Parties contained in Section 4.4, and (y) the representations and warranties of the Odyssey Parties, CIC or OML contained in any Ancillary Agreement, neither the execution and delivery of this Agreement by AOM or any Ancillary Agreement to which AOM is a party, nor the performance by AOM of its obligations hereunder or thereunder, nor the consummation of the transactions contemplated hereby or thereby will: (a) conflict with, or result in any breach of, any provision of the Organizational Documents of AOM or any of its Subsidiaries; (b) require any filing with, or the obtaining of any material consent or approval of, any Governmental Entity, except for any such filing, consent, or approval that is required solely as a result of any facts or circumstances relating to Odyssey, CIC, OML or any of their respective Affiliates; (c) result in a material violation of, or a material default under (or give rise to any right of termination, cancellation or acceleration under), any AOM Contract or Lease; (d) result in the creation of any Lien on any property or asset of AOM or any of its Subsidiaries (other than Permitted Liens); or (e) violate in any material respect any Law or Order applicable to AOM or any of its Subsidiaries, except, in the case of clauses (b) through (e), for any such filings, consents, approvals, violations or defaults that would not reasonably be expected to have an AOM Material Adverse Effect.

Section 3.6 Financial Statements.

(a) AOM has made available to Odyssey the unaudited consolidated balance sheets of AOM and its Subsidiaries as of December 31, 2025 (the “Balance Sheet”), and the related unaudited consolidated statements of operations and cash flows of AOM and its Subsidiaries for the fiscal year then ended, together with the related notes and schedules and the report thereon of AOM’s independent auditors (collectively, the “Financial Statements”). Except as set forth on Section 3.6(a) of the AOM Disclosure Schedule, the Financial Statements (i) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods presented (except as noted in the applicable notes), and (ii) fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of AOM and its Subsidiaries as of the dates and for the periods indicated therein, except as otherwise noted. AOM has engaged its independent auditors to audit the Financial Statements and will deliver such audited financial statements, along with the report of its independent auditors, to Odyssey for inclusion in the Registration Statement.

(b) The books of account and other financial records of AOM and its Subsidiaries have been maintained accurately in all material respects in compliance with applicable Law. The transactions recorded therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of AOM and its Subsidiaries have been properly recorded therein in all material respects. AOM and its Subsidiaries have established and maintain a system of internal accounting controls designed to provide, in all material respects, reasonable assurance that: (i) transactions, receipts and expenditures of AOM and its Subsidiaries are executed and made only in accordance with appropriate authorizations of AOM’s management; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) unauthorized acquisition, use or disposition of AOM’s assets is prevented or timely detected; (iv) the amounts recorded for assets are compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (v) accounts, notes and other receivables and inventory are recorded accurately.

(c) Except as set forth on Section 3.6(c) of the AOM Disclosure Schedule, neither AOM nor any of its Subsidiaries has any Indebtedness.

Section 3.7 No Undisclosed Liabilities. Except as set forth in the Balance Sheet or on Section 3.7 of the AOM Disclosure Schedule, neither AOM nor any of its Subsidiaries has any liabilities or obligations of the type required to be disclosed in the Balance Sheet in accordance with GAAP, whether accrued, absolute, contingent or otherwise, and whether arising out of any transaction entered into on or prior to the date hereof, any action or inaction occurring on or prior to the date hereof, any state of facts existing on or prior to the date hereof, or otherwise, except for liabilities or obligations that: (a) were incurred since the Balance Sheet Date, pursuant to or in connection with this Agreement or the transactions contemplated hereby, and which are set forth on Section 3.7 of the AOM Disclosure Schedule; (b) arise under any AOM Contract, none of which were incurred as a result of any breach of Contract or violation of Law; (c) are accurately accrued or reserved against on the face of the Balance Sheet; or (d) were incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date that are not material to AOM and its Subsidiaries, taken as a whole.

Section 3.8 Absence of Certain Changes. Except as set forth on Section 3.8 of the AOM Disclosure Schedule, since the Balance Sheet Date and through the date of this Agreement:

(a) AOM and its Subsidiaries have conducted their businesses in all material respects in a manner consistent with their nature and stage of development;

(b) neither AOM nor any of its Subsidiaries has sold, assigned, transferred, leased, abandoned or otherwise disposed of any properties or assets;

(c) no AOM Material Adverse Effect has occurred; and

(d) neither AOM nor any of its Subsidiaries has taken, or omitted to take, any action that, if taken or omitted after the date of this Agreement, would require Odyssey’s consent under Section 5.1.

Section 3.9 Real Estate.

(a) Neither AOM nor any of its Subsidiaries owns any fee interest in real property.

(b) Section 3.9(b) of the AOM Disclosure Schedule sets forth each parcel of real property leased, subleased, licensed or otherwise used or occupied by AOM or any of its Subsidiaries (each, an “AOM Leased Real Property” and collectively, the “AOM Leased Real Properties”), including the name of the landlord, the name of the entity holding the leasehold interest, and the street address of each AOM Leased Real Property.

(c) True, correct and complete copies of all leases, subleases, licenses, amendments, extensions, guaranties and other material agreements relating to the AOM Leased Real Properties (each, an “AOM Lease” and collectively, the “AOM Leases”) have been made available to Odyssey. Section 3.9(b) of the AOM Disclosure Schedule includes a true and complete list of all AOM Leases, setting forth the date and parties thereto.

(d) The leasehold interests of AOM and its Subsidiaries, together with the AOM Leased Real Properties, constitute all real property owned, leased, occupied or otherwise used in the operation of the businesses of AOM and its Subsidiaries.

(e) Except as set forth on Section 3.9(e) of the AOM Disclosure Schedule, with respect to each AOM Leased Real Property: (i) the applicable AOM Lease is legal, valid, binding, enforceable and in full force and effect in all material respects, subject to proper authorization and execution by the other party thereto and to applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and general principles of equity; (ii) neither AOM nor any of its Subsidiaries is in material breach or material default under such AOM Lease, and no event or circumstance has occurred that, with notice, the passage of time or both, would constitute such a material breach or material default or permit the termination, modification or acceleration of rent, nor, to the Knowledge of AOM, has any such breach or default occurred by the other party or parties thereto; (iii) no security deposit (or portion thereof) under such AOM Lease has been applied to satisfy a breach or default that has not been replenished to the extent required under such AOM Lease; (iv) neither AOM nor any of its Subsidiaries owes any brokerage commissions or finder’s fees in respect of such AOM Lease; (v) neither AOM nor any of its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy any portion of such AOM Leased Real Property; (vi) neither AOM nor any of its Subsidiaries has collaterally assigned or granted any security interest in such AOM Lease or any interest therein; and (vii) the possession and quiet enjoyment of AOM or its Subsidiaries under such AOM Lease has not been disturbed, and, to the Knowledge of AOM, no disputes exist with respect to such AOM Lease.

Section 3.10 Intellectual Property.

(a) Section 3.10(a) of the AOM Disclosure Schedule sets forth a true, correct and complete list of all AOM Intellectual Property that is registered, applied for, issued or granted under the authority of, with or by any Governmental Entity. The AOM Intellectual Property is subsisting, valid and enforceable, and AOM or one of its Subsidiaries is the sole and exclusive owner of each item of AOM Intellectual Property.

(b) (i) Neither AOM nor any of its Subsidiaries is infringing, misappropriating or otherwise violating any Intellectual Property of any Person, and (ii) to the Knowledge of AOM, no Person is infringing, misappropriating or otherwise violating any AOM Intellectual Property. There are no pending or, to the Knowledge of AOM, threatened claims (A) relating to any of the foregoing or (B) challenging the validity, enforceability, scope or ownership of any Intellectual Property brought by AOM or any of its Subsidiaries or brought by any Person against the AOM Intellectual Property.

(c) AOM and its Subsidiaries have taken commercially reasonable steps to protect the confidentiality of, and protect against the misuse and misappropriation of, the trade secrets and other confidential information included in the AOM Intellectual Property.

(d) Except as set forth on Section 3.10(d) of the AOM Disclosure Schedule, the computers, Software, hardware, firmware (including computers, databases, telecommunications equipment), servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment (the “IT Assets”) in each case that are owned, leased or licensed by AOM or any of its Subsidiaries (i) have never malfunctioned, broken down, sub-standardly performed or failed in any material respect and (ii) are free of any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access, disablement or erasure or otherwise adversely affect the functionality of such IT Assets. AOM and its Subsidiaries have in place commercially reasonable measures to monitor and protect the integrity and security of such IT Assets (and all information contained therein or transmitted thereby) against any unauthorized use, access, theft, disclosure, misuse, loss, interruption, modification or corruption.

Section 3.11 Litigation; Insolvency.

(a) Except as set forth on Section 3.11(a) of the AOM Disclosure Schedule, there have been no Actions or Orders, and there are no Actions or Orders pending or, to the Knowledge of AOM, threatened against AOM or any of its Subsidiaries, or against any of their respective current or former directors, officers, or employees (or any individuals contemplated to become directors, officers, or employees of AOM, Odyssey, or their respective Subsidiaries at or after the Closing) in their capacities as such, or relating to AOM, any Subsidiary, or any of their respective businesses, assets, properties, or rights, whether at Law or in equity, including any Actions or Orders that challenge or seek to enjoin, alter, or materially delay the transactions contemplated by this Agreement or any Ancillary Agreement.

(b) Except as set forth on Section 3.11(b) of the AOM Disclosure Schedule, neither AOM nor any of its Subsidiaries has initiated or filed any Action against any Person.

(c) No act or proceeding has been taken by or against AOM or any of its Subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy, reorganization, compromise or arrangement of AOM or any of its Subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of AOM or any of its Subsidiaries or any of their properties or assets nor, to the Knowledge of AOM, is any such act or proceeding threatened.

Section 3.12 AOM Contracts.

(a) Section 3.12(a) of the AOM Disclosure Schedule sets forth a true, correct and complete list of all Contracts (or other documents addressed in clause (v) below) to which AOM or any of its Subsidiaries is a party (collectively, the “AOM Contracts”), including:

(i) any stockholder, partnership, investors’ rights, voting, right-of-first-refusal and co-sale, or registration rights agreement, or any other Contract with a holder of equity securities of AOM relating to such Person’s ownership of such equity securities;

(ii) any non-competition Contract or other Contract that purports to limit (A) the ability of AOM or any of its Subsidiaries to operate or conduct business in any location, market or line of business, (B) the Persons to whom AOM or any of its Subsidiaries may sell products or provide services, or (C) the Persons AOM or any of its Subsidiaries may hire or solicit for hire;

(iii) any Contract providing for indemnification by AOM or any of its Subsidiaries of any Person;

(iv) any Contract under which AOM or any of its Subsidiaries is the lessee of, or holds or operates, any tangible property (including real property) owned by any other Person;

(v) any memorandum of understanding, letter of intent, term sheet or other similar agreement, arrangement or understanding (whether written or oral), whether or not legally binding in whole or in part, including any such agreement, arrangement or understanding that contemplates or relates to any joint venture, strategic alliance, investment, financing, acquisition, divestiture, licensing, collaboration, exclusivity or similar transaction involving AOM or any of its Subsidiaries;

(vi) any Contract that grants to any Person, other than AOM or any of its Subsidiaries, (A) most-favored-pricing rights or (B) any exclusive rights, rights of first refusal, rights of first negotiation or similar rights;

(vii) any Contract for the settlement of any Action for which AOM or any of its Subsidiaries has ongoing liability or obligations;

(viii) any Contract requiring or providing for capital expenditures;

(ix) any Contract for (A) the divestiture of any business, properties or assets of AOM or any of its Subsidiaries, or (B) the acquisition by AOM or any of its Subsidiaries of any operating business, properties or assets, whether by merger, stock purchase, asset purchase or otherwise, in each case involving continuing obligations or liabilities of AOM or any Subsidiary;

(x) any Contract between AOM or any of its Subsidiaries, on the one hand, and any officer, director, Affiliate, or any of their “associates” or “immediate family members” (as defined in Rules 12b-2 and 16a-1 under the Exchange Act), on the other hand, including any Contract pursuant to which AOM or any Subsidiary has an obligation to indemnify such Person;

(xi) any Contract with any consultant, advisor, independent contractor or other service provider providing management, technical, scientific, regulatory, legal, financial, strategic or advisory services to AOM or any of its Subsidiaries, including any such Contract that provides for ongoing compensation, success fees, equity or equity-linked compensation, expense reimbursement, confidentiality, intellectual property ownership or assignment, non-competition, non-solicitation or similar obligations;

(xii) any Contract pursuant to which AOM or any of its Subsidiaries (A) grants to a third party the right to use any AOM Intellectual Property, excluding non-exclusive rights granted in the ordinary course of business to service providers, or (B) is granted or obtains any license, sublicense, right or authorization to use (including pursuant to a non-assertion provision or release) or covenant not to be sued under any Intellectual Property (other than any non-exclusive licenses for shrink-wrap, click-wrap or off-the-shelf software in object code form or other non-exclusive licenses of non-customized software that is commercially available to the public generally, with aggregate fees of less than $50,000 per annum); and

(xiii) any Contract or other written submission with any Governmental Entity, or relating to any license, permit, authorization, application or approval, including any Contract, agreement or other written submission relating to AOM’s application for, or rights under, the NOAA Application.

(b) The AOM Contracts (other than those terminated after the date hereof in accordance with their terms) are in full force and effect in all material respects and, other than any AOM Contracts that are explicitly non-binding by their terms, are enforceable against AOM or its applicable Subsidiary and, to the Knowledge of AOM, against the other parties thereto, assuming the due authorization, execution and delivery by such other parties, subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and to general principles of equity. Neither AOM nor any of its Subsidiaries has given written notice of its intent to terminate, modify, amend or otherwise materially alter any AOM Contract, nor has it received any such written notice from any other party thereto. To the Knowledge of AOM, no event or condition exists under any AOM Contract that constitutes a material violation, material breach or event of default thereunder by AOM, or that, with or without notice or the passage of time, would reasonably be expected to have an AOM Material Adverse Effect.

Section 3.13 Tax Returns; Taxes. Except (x) to the extent the below would not reasonably be expected to have, individually or in the aggregate, an AOM Material Adverse Effect, or (y) as set forth on Section 3.13 of the AOM Disclosure Schedule:

(a) All Tax Returns required to be filed with any Governmental Entity by, or on behalf of, AOM or its Subsidiaries in the past three (3) years have been filed when due (giving effect to all extensions) in accordance with all applicable Law, and all such Tax Returns are true, accurate and complete in all material respects.

(b) In the past three (3) years, AOM and its Subsidiaries have paid (or has had paid on its behalf) to the appropriate Governmental Entity all Taxes due and payable, or (i) where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual or (ii) where payment is being contested in good faith pursuant to appropriate procedures, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate reserve, in each case for all Taxes through the end of the last period for which AOM or its Subsidiaries ordinarily record items on their respective books and records. Since the Balance Sheet Date, neither AOM nor any of its Subsidiaries has incurred, individually or in the aggregate, any liability for Taxes outside the ordinary course of business consistent with past practice.

(c) Neither AOM nor any of its Subsidiaries has executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any amount of Taxes, in each case that has not since expired.

(d) There have never been any written claims for unpaid Taxes that have been asserted in the past three (3) years against AOM or any of its Subsidiaries, and no proposals or deficiencies for any Taxes of AOM or its Subsidiaries are being asserted, proposed or threatened, nor is any audit or investigation of any Tax Return of AOM or its Subsidiaries underway, pending or threatened and to the Knowledge of AOM and its Subsidiaries, no such audit or investigation is being contemplated.

(e) In the past three (3) years, AOM and its Subsidiaries have timely withheld all Taxes required to have been withheld from payments made (or deemed made) to its employees, independent contractors, creditors, shareholders and other third parties and, to the extent required, such Taxes have been timely remitted to the relevant Governmental Entity.

(f) No private letter rulings, technical advice memoranda, or similar material agreements or rulings have been requested, entered into or issued by any taxing authority with respect to AOM or any of its Subsidiaries which rulings remain in effect.

(g) During the two (2)-year period ending on the date of this Agreement, neither AOM nor its Subsidiaries have ever been a distributing corporation or a controlled corporation in a transaction intended to be governed, in whole or in part, by Section 355 or 361 of the Code.

(h) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of AOM or its Subsidiaries.

(i) In the past five (5) years, no claim has been made in writing by any taxing authority in a jurisdiction where AOM or its Subsidiaries do not file Tax Returns that AOM or its Subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(j) Neither AOM nor its Subsidiaries (i) has been a member of an affiliated, consolidated, combined or unitary group other than one of which the AOM or its Subsidiaries was the common parent, (ii) is party to or bound by any Tax sharing, allocation, indemnification or similar agreement or obligation (other than any such agreement solely between the AOM and its Subsidiaries), or (iii) has any liability for the Taxes of any Person (other than the AOM or its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) as a transferee or successor, by Contract or otherwise by operation of Law.

(k) Neither AOM nor its Subsidiaries is or has in the past five (5) years been treated as a resident for any income Tax purpose, or as subject to Tax by virtue of having a permanent establishment, an office or fixed place of business, in any country other than the country in which it was or is organized.

(l) Neither AOM nor any of its Subsidiaries has taken any action no knows of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(m) Notwithstanding anything contained in this Section 3.13, AOM (and its Subsidiaries) makes no representation as to the amount of, or limitations on, any net operating losses, Tax credits, Tax basis, or other Tax attributes that AOM (and its Subsidiaries) may have.

Section 3.14 Environmental Matters.

(a) AOM and its Subsidiaries are, and for the past three (3) years have been, in compliance in all material respects with all applicable Environmental Laws.

(b) AOM and its Subsidiaries have obtained all Environmental Permits required for the occupancy of their respective facilities and the operation of their businesses. The transactions contemplated by this Agreement will not result in or trigger the termination, modification, revocation, or right of termination or cancellation under any such Environmental Permits.

(c) No Hazardous Substances have been disposed of, arranged to be disposed of, Released or transported in violation of any applicable Environmental Law or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, in each case, on, at, under or from any current or former properties or facilities owned or operated by AOM or any of its Subsidiaries.

(d) Neither AOM nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any obligation or liability of any other Person relating to any Hazardous Substance or Environmental Laws.

(e) Neither AOM nor any of its Subsidiaries has received any written notice from any Governmental Entity or any other Person stating that AOM or any of its Subsidiaries is subject to any pending

Action or Order, or any actual or alleged liability or obligation (i) arising under any Environmental Law, including any arising out of any act or omission of AOM, any Subsidiary, or any of their respective Representatives, or (ii) relating to any Hazardous Substance, including any Action, Order, or any actual or alleged liability or obligation arising out of the ownership, use, control or operation by AOM or any Subsidiary of any facility, site, area or property from which there has been an actual or alleged Release of any Hazardous Substance.

Section 3.15 Licenses and Permits. Section 3.15 of the AOM Disclosure Schedule sets forth a true, correct and complete list of (a) all material licenses, permits, approvals, authorizations and consents (collectively, “AOM Licenses”) held by AOM and its Subsidiaries and (b) all pending applications, submissions or requests therefor (including the NOAA Application). AOM and its Subsidiaries own or possess all material AOM Licenses necessary to conduct their respective operations as presently conducted and as proposed to be conducted. All such AOM Licenses held by AOM or any of its Subsidiaries are in full force and effect, and neither AOM nor any of its Subsidiaries has received any written notice of suspension, revocation, cancellation, termination or non-renewal with respect to any such AOM License. Each pending application, submission or request for an AOM License has been made in accordance with applicable Law in all material respects, and to AOM’s Knowledge, there exists no fact, circumstance or condition that would reasonably be expected to result in the denial of any such application.

Section 3.16 No Employees. Neither AOM nor any of its Subsidiaries has ever employed any individuals or has any employees on its payroll. Neither AOM nor any of its Subsidiaries owes any wages, fees, bonuses, commissions, severance, accrued vacation or paid time off, expense reimbursements, or other compensation to any current or former officer, director, consultant, advisor or other service provider other than accrued but unpaid amounts to consultants set forth in Section 3.17 of the AOM Disclosure Schedule. Neither AOM nor any of its Subsidiaries maintains, sponsors, contributes to, participates in, or has any liability or obligation with respect to any Employee Benefit Plan, and neither AOM nor any Subsidiary has ever done so. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (alone or in combination with any other event) give rise to any payment or benefit to any current or former officer, director, employee or service provider of AOM or any of its Subsidiaries, or accelerate, increase, vest or enhance any compensation or benefits. Neither AOM nor any of its Subsidiaries has, or could reasonably be expected to have, any obligation under ERISA or any similar applicable Law. Neither AOM nor any of its Subsidiaries is, or has ever been, a party to any labor agreement, collective bargaining agreement or similar arrangement with any union, works council or labor organization, and no such organization represents or has sought to represent any individuals providing services to AOM or any of its Subsidiaries. There are no pending, or to the Knowledge of AOM, threatened labor-related claims or other Actions involving AOM or any of its Subsidiaries. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby do not require any notice to, consultation with, or consent of any union, labor organization or group of employees.

Section 3.17 Consultants. Section 3.17 of the AOM Disclosure Schedule sets forth a true, correct and complete list of all consultants, advisors and independent contractors engaged by AOM or any of its Subsidiaries as of the date hereof (collectively, the “Consultants”), and AOM has made available the written agreements pursuant to which each such Consultant is engaged (each, a “Consultant Contract”). Each Consultant Contract is valid and binding on AOM and, to AOM’s Knowledge, on the applicable Consultant, and is in full force and effect. Neither AOM nor any of its Subsidiaries is in material breach or default under any Consultant Contract, and, to AOM’s Knowledge, no Consultant is in material breach or default thereunder. Except as set forth on Section 3.17 of the AOM Disclosure Schedule, no Consultant Contract provides for any severance, termination, change-of-control, transaction bonus, success fee or similar payment obligation as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby.

Section 3.18 International Trade & Anti-Corruption Matters.

(a) Neither AOM nor any of its Subsidiaries, nor any of their respective Representatives: (i) is a Sanctioned Person; (ii) has violated or is in violation of any Sanctions or Ex-Im Laws (collectively, the “Trade Control Laws”), or has engaged, or is engaging in, any conduct reasonably expected to result in it being designated as a Sanctioned Person; (iii) has engaged in or is engaged in any dealings or transactions, directly or indirectly, with, or for the benefit of, any Sanctioned Person or in any Sanctioned Country; or (iv) is otherwise in violation of Sanctions.

(b) AOM, its Subsidiaries, and each of their respective Representatives are, and during the past five (5) years have been, in compliance with Anti-Money Laundering Laws and Anti-Corruption Laws.

(c) Neither AOM nor any of its Subsidiaries, nor any of their respective Representatives, have, during the past five (5) years, (i) directly or indirectly used any corporate funds for any contributions, gifts, entertainment, or other unlawful expenses related to any political activity; or (ii) directly or indirectly made, offered, promised, authorized, requested or accepted any bribe, rebate, payoff, influence payment, or given or received any money or anything of value, to or from any Government Official or any other Person.

(d) AOM and its Subsidiaries have maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with Anti-Corruption Laws, Anti-Money Laundering Laws, and Trade Control Laws.

(e) AOM and its Subsidiaries maintain written policies, procedures and internal controls designed to prevent, deter and detect violations of Anti-Corruption Laws, Anti-Money Laundering Laws, and Trade Control Laws. During the past seven (7) years, neither AOM nor any of its Subsidiaries has, in connection with its business, received any notice or is otherwise aware of any Action, Order, allegation or other communication from any Governmental Entity or other Person, made any voluntary or involuntary disclosure to any Governmental Entity, or conducted any internal investigation or audit, relating to any actual or potential violation of Anti-Corruption Laws, Anti-Money Laundering Laws, or Trade Control Laws.

Section 3.19 Certain Fees. Except as set forth on Section 3.19 of the AOM Disclosure Schedule, neither AOM nor any AOM Stockholder or their respective Affiliates has incurred, or shall incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services (including placement agent services) or any similar charges in connection with this Agreement or any transaction contemplated hereby.

Section 3.20 Insurance. Section 3.20 of the AOM Disclosure Schedule sets forth a true, correct and complete list of all material insurance policies carried by or for the benefit of AOM and its Subsidiaries, including all directors’ and officers’ liability insurance policies. Such insurance policies provide coverage that is customary and sufficient for businesses of the size and type operated by AOM and its Subsidiaries. AOM has maintained directors’ and officers’ liability insurance coverage for its directors and officers on a continuous basis since its incorporation. All such insurance policies are in full force and effect, all premiums required to be paid with respect to periods through the Closing Date have been (or will be) timely paid in all material respects, and such insurance policies will continue in full force and effect in all material respects as they apply to any matter, action or event relating to AOM or any of its Subsidiaries occurring on or prior to the Closing Date. Neither AOM nor any of its Subsidiaries has received any written notice of cancellation, termination, reduction in coverage or denial of any material claim under any such insurance policy. There is no pending material claim by AOM or any of its Subsidiaries under any such insurance policy for which coverage has been denied or disputed by the applicable insurer (other than pursuant to a customary reservation of rights).

Section 3.21 Affiliate Transactions. Except as disclosed in Section 3.21 of the AOM Disclosure Schedule, none of (a) the stockholders, directors, employees or officers of AOM or any of its Subsidiaries or any of their respective Affiliates or immediate family members or (b) the consultants, independent contractors or other advisors of AOM or any of its Subsidiaries or any of their respective Affiliates or immediate family members (in the case of this clause (b), to the Knowledge of AOM in respect of the following clause (i) and (ii) only), has (i) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement or understanding with, AOM or any of its Subsidiaries (except with respect to any interest in less than 2% of the stock of any corporation whose stock is publicly traded), (ii) is a party to, or to the Knowledge of AOM, otherwise directly or indirectly interested in, any Contract to which AOM or any of its Subsidiaries is a party or by which AOM, any Subsidiary of AOM or any of its or their respective assets are bound, (iii) has any claim or cause of action against, owes any money or is subject to other outstanding liability to, or is owed any money by or entitled to claim any other outstanding liability from, AOM or any of its Subsidiaries or (iv) has any interest in any property, real or personal, tangible or intangible (including any AOM Intellectual Property) that is used in (or reasonably expected to be used in), or that relates to, AOM’s business (including as described in the NOAA Application), except for the rights of holders of AOM Common Stock arising out of their ownership of AOM Common Stock.

Section 3.22 Information Supplied. None of the information supplied or to be supplied by AOM for inclusion in, or incorporation by reference into, the Registration Statement or the Proxy Statement/Prospectus will, (a) in the case of the Registration Statement, at the time the Registration Statement is filed with the SEC (and any amendment or supplement thereto) and at the time it becomes effective under the Securities Act, or (b) in the case of the Proxy Statement/Prospectus, on the date the Proxy Statement/Prospectus (and any amendment or supplement thereto) is first mailed to the Odyssey Shareholders and at the time of the Odyssey Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, in each case subject to any qualifications or limitations expressly set forth in the materials provided by AOM or included in the Registration Statement or Proxy Statement/Prospectus. Notwithstanding the foregoing, AOM makes no representation, warranty or covenant with respect to statements made or incorporated by reference in the Registration Statement, the Proxy Statement/Prospectus or any Odyssey Reports to the extent based on information supplied by the Odyssey Parties for inclusion or incorporation therein.

Section 3.23 Compliance with Laws.

(a) AOM and its Subsidiaries are, and at all times have been, in compliance with all Laws and Orders applicable to their respective businesses, operations, assets or properties, except for any noncompliance that would not reasonably be expected to be material to AOM and its Subsidiaries, taken as a whole. Neither AOM nor any of its Subsidiaries has received any written notice alleging, and none has been charged with, any material violation of any such Laws or Orders.

(b) Neither AOM nor any of its Subsidiaries has received any written notices or other written correspondence from any Governmental Entity (i) regarding any material violation (or any material Action involving allegations of any material violation) of any Law or (ii) of any circumstances that may have existed or currently exist which could reasonably be expected to lead to a loss, suspension, or modification of, or a refusal to issue, any material AOM License. To the Knowledge of AOM, no Action involving allegations of any material violation of any Law is threatened.

Section 3.24 Bridge and PIPE Arrangements. AOM has duly executed and delivered to Odyssey the Subscription Agreements. Each Subscription Agreement is in full force and effect and constitutes a valid and binding obligation of AOM, enforceable against AOM in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the rights of creditors generally, and to general equitable principles (regardless of whether considered in a proceeding at Law or in equity). Except as disclosed in Section 3.24 of the AOM Disclosure Schedule, as of the date hereof, none of the Subscription Agreements has been amended, modified, supplemented or waived, and there are no side letters or other agreements, arrangements or understandings (whether written or oral) between AOM and any Bridge Investor or PIPE Investor relating to the Bridge Financing or the PIPE Investment. As of the date hereof, no event has occurred and no condition exists that, with or without notice or lapse of time, would constitute a default by AOM under any Subscription Agreement, and AOM has not received any written notice from any Bridge Investor or PIPE Investor of (a) any default or alleged default by AOM thereunder, or (b) any termination or intent to terminate any Subscription Agreement. The Subscription Agreements set forth all terms and conditions relating to the Bridge Financing and the PIPE Investment, as applicable, including the aggregate committed amounts, conversion mechanics (in the case of the Bridge Debentures) and issuance mechanics (in the case of the PIPE Investment). Except as expressly set forth in the PIPE Agreements or the Bridge Subscription Agreements, no Bridge Investor or PIPE Investor has any right (whether contingent or otherwise) to acquire any equity securities of AOM, the Surviving Corporation or Odyssey, or any post-Closing rights with respect to AOM, the Surviving Corporation or Odyssey, including any board designation rights, veto or consent rights, special approval rights, or information or registration rights. Except as contemplated by the Subscription Agreements, the proceeds of the Bridge Financing are not subject to any Lien or other encumbrance in favor of any Bridge Investor, and AOM is not subject to any obligation to segregate or escrow such proceeds, in each case other than as expressly provided in the Subscription Agreements. Other than the Bridge Financing and the PIPE Investment as contemplated by the Subscription Agreements, AOM is not party to, and has not entered into, any agreement, arrangement or commitment (written or oral) relating to any equity or debt financing, capital contribution or similar transaction in connection with the transactions contemplated hereby. As of the date hereof, an aggregate principal amount of $75,612,000 of the Bridge Financing has been funded to AOM, and all such funded amounts have been made in accordance with the terms of the Subscription Agreements.

Section 3.25 NOAA Application. AOM is in substantial compliance, in all material respects, with the application requirements applicable to the NOAA Application, as such term is used in and construed pursuant to 15 C.F.R. § 970.209, including all procedural, informational, and disclosure requirements thereunder. To the Knowledge of AOM, there is no fact, circumstance, or condition that would reasonably be expected to adversely affect, prevent, or materially delay the approval of the NOAA Application by NOAA.

Section 3.26 Assets of the Company. Other than (a) the NOAA Application, (b) the AOM Contracts, and (c) the other assets set forth on Section 3.26 of the AOM Disclosure Schedule, AOM does not own or hold any material assets.

Section 3.27 Ownership of Odyssey Capital Stock. Except as disclosed in Section 3.27 of the AOM Disclosure Schedule, neither AOM nor any AOM Stockholder, nor any director or officer of AOM, directly or indirectly, owns or has owned, beneficially or otherwise, any shares of Odyssey Common Stock.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE ODYSSEY PARTIES

Except as disclosed in (x) the Odyssey Reports furnished to or filed with the SEC prior to the date hereof (excluding any disclosures set forth in any “risk factor” section and in any section relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature (other than any historical factual information contained within such sections or statements)); or (y) the disclosure schedules delivered by Odyssey to AOM concurrently with the execution of this Agreement (the “Odyssey Disclosure Schedule”), in each case under the corresponding section referenced below (or, to the extent it is reasonably apparent on its face that such disclosure qualifies or applies to another representation or warranty, under any other applicable section), and subject to the terms, conditions and limitations of this Agreement, the Odyssey Parties hereby jointly and severally represent and warrant to AOM as follows:

Section 4.1 Organization. Each of the Odyssey Parties is a corporation duly incorporated, validly existing and in good standing under, with respect to Odyssey, the Laws of the State of Nevada and, with respect to Merger Sub, the Laws of the State of Delaware. Each of the Odyssey Parties has all requisite corporate power and authority to own, lease and operate its properties and to conduct its business in all material respects as it is presently conducted, except where the failure to have such power or authority would not prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements to which such Odyssey Party is a party. Each of the Odyssey Parties is duly qualified, licensed or registered to transact business, and is in good standing, under the Laws of each jurisdiction in which the character or location of its properties or assets, or the nature of its activities, requires such qualification, licensing or registration, except where the failure to be so qualified, licensed or registered would not reasonably be expected to have an Odyssey Material Adverse Effect.

Section 4.2 Authorization. Each of the Odyssey Parties has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby, subject, in the case of the consummation of the Merger, to the receipt of the requisite approval of the Transaction Proposals by the holders of Odyssey Common Stock. The “Odyssey Shareholder Approval” means (a) with respect to the Odyssey Share Issuance and the Odyssey Assumed Warrants Issuance, the affirmative vote of a majority of the votes cast by Odyssey Shareholders present in person or represented by proxy at the Odyssey Shareholders Meeting and entitled to vote thereon, and (b) with respect to the Odyssey Articles Amendment, the affirmative vote of Odyssey Shareholders holding a majority of the voting power of the issued and outstanding shares of Odyssey Common Stock entitled to vote thereon at the Odyssey Shareholders Meeting. The Odyssey Shareholder Approval constitutes the only votes or approvals of any class or series of Odyssey’s capital stock necessary to approve the Transaction Proposals. The execution and delivery of this Agreement and the Ancillary Agreements to which any Odyssey Party is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of each Odyssey Party. This Agreement has been duly authorized, executed and delivered by each Odyssey Party, and each Ancillary Agreement to which any Odyssey Party is or will be a party as of the Closing Date will be duly authorized, executed and delivered by such Odyssey Party, and, assuming the due authorization, execution and delivery by each other party hereto and thereto, this Agreement and each such Ancillary Agreement constitute the legal, valid and binding obligations of each applicable Odyssey Party, enforceable against such Odyssey Party in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the rights of creditors generally, and to general equitable principles (regardless of whether considered in a proceeding at Law or in equity).

Section 4.3 Capitalization.

(a) As of the Capitalization Date, the authorized capital stock of Odyssey consists solely of (i) 75,000,000 shares of Odyssey Common Stock, of which 58,368,659 shares were issued and outstanding, and (ii) 24,984,166 shares of preferred stock, par value $0.0001 per share (the “Odyssey Preferred Stock”), of which no shares were issued or outstanding. As of the Capitalization Date, (A) 551,378 shares of Odyssey Common Stock are reserved for issuance pursuant to the 2020 Odyssey Warrants, (B) 4,868,963 shares of Odyssey Common Stock are reserved for issuance pursuant to the 2022 Odyssey Warrants, and (C) 1,365,246 shares of Odyssey Common Stock are reserved for issuance pursuant to the December 2023 Odyssey Warrants. As of the Capitalization Date, (1) 2,584,574 options to acquire shares of Odyssey Common Stock are outstanding pursuant to Odyssey’s employee and director equity compensation plans set forth on Section 4.3(a) of the Odyssey Disclosure Schedule (the “Odyssey Stock Plans”), (2) 212,000 restricted stock units with respect to shares of Odyssey Common Stock are outstanding under the Odyssey Stock Plans, and (3) 193,103 shares of Odyssey Common Stock are reserved for issuance pursuant to the Odyssey Stock Plans. As of the Capitalization Date, 1,841,132 shares of Odyssey Common Stock are reserved for issuance pursuant to the Oceanica Equity Exchange Agreements. All shares of Odyssey Common Stock to be issued pursuant to this Agreement at the Effective Time will be, when issued, duly authorized, validly issued, fully paid and nonassessable, and free of any preemptive rights.

(b) Except for this Agreement, the Ancillary Agreements, the Oceanica Equity Exchange Agreements, stock options or restricted stock units awarded under the Odyssey Stock Plans, and the Odyssey

Warrants, there are no stock appreciation, phantom stock, stock based performance unit, profit participation, restricted stock, restricted stock unit, equity based compensation or similar rights with respect to Odyssey, and there are no options, warrants, rights, convertible or exchangeable securities, “phantom” rights, appreciation rights, performance units, commitments or other agreements relating to Odyssey Common Stock or Odyssey Preferred Stock, or obligating Odyssey to issue, deliver or sell, or to cause to be issued, delivered or sold, any shares or other equity interests of Odyssey, including any security convertible into or exercisable for Odyssey Common Stock or Odyssey Preferred Stock. Odyssey is not party to any Contract requiring it to repurchase, redeem or otherwise acquire any shares of Odyssey Common Stock, Odyssey Preferred Stock or any securities convertible into or exchangeable for Odyssey Common Stock or Odyssey Preferred Stock, or to make any investment in any other Person.

(c) Each share of Odyssey Common Stock that has been sold by Odyssey was sold pursuant to registration requirements of the Securities Act or an appropriate exemption therefrom. None of the issued and outstanding shares of Odyssey Common Stock were issued in violation of any preemptive rights, Laws or Orders. Except as set forth on Section 4.3(c) of the Odyssey Disclosure Schedule, there are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of any shares of Odyssey Common Stock or any other equity interests in Odyssey.

(d) The shares of Odyssey Common Stock are registered under the Exchange Act and listed and posted for trading on Nasdaq and, except for such registration, listing and trading, Odyssey has not caused any of its securities to be listed or quoted on any other securities exchange or market or to be registered under any other securities Laws.

Section 4.4 Consents and Approvals; No Violations. Subject to the receipt of the Odyssey Shareholder Approval of the Transaction Proposals, the filing of the Certificate of Merger, the filing of any Odyssey Report, and the filing of the Registration Statement and the Proxy Statement/Prospectus, and assuming the accuracy of (x) AOM’s representations and warranties in Section 3.5, and (y) the representations and warranties of AOM, CIC or OML contained in any Ancillary Agreement, neither the execution and delivery of this Agreement by Odyssey or any Ancillary Agreement to which Odyssey is a party, nor the performance by Odyssey of its obligations hereunder or thereunder, nor the consummation of the transactions contemplated hereby or thereby will: (a) conflict with, or result in any breach of, any provision of the Organizational Documents of any Odyssey Party; (b) require any filing with, or the obtaining of any material consent or approval of, any Governmental Entity, except for any such filing, consent, or approval that is required solely as a result of any facts or circumstances relating to AOM, CIC, OML or any of their respective Affiliates; (c) result in a material violation of, or a material default under (or give rise to any right of termination, cancellation or acceleration under), any note, mortgage, other evidence of indebtedness, guarantee, license, agreement, lease or other contract, instrument or obligation to which any Odyssey Party is a party or by which any Odyssey Party or any of their respective assets is bound; (d) result in the creation of any Lien upon any properties or assets of any Odyssey Party (other than Permitted Liens); or (e) violate in any material respect any Law or Order applicable to any Odyssey Party; except, in the case of clauses (b) through (e), for any such filings, consents, approvals, violations or defaults that would not reasonably be expected to have an Odyssey Material Adverse Effect.

Section 4.5 Financial Statements.

(a) The financial statements (including the notes thereto) contained or incorporated by reference in the Odyssey Reports fairly present, in all material respects, (i) the financial condition of Odyssey as of the respective dates thereof and for the periods presented therein, in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Regulation S-X), and (ii) the consolidated financial position, results of operations, income and cash flows of Odyssey as of the respective dates and for the respective periods indicated therein, except as otherwise noted therein.

(b) Odyssey has established and maintained internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Odyssey’s financial reporting and the preparation of financial statements in accordance with GAAP; and

(c) Odyssey has established and maintained disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) designed to ensure that material information relating to Odyssey is made known to Odyssey’s principal executive officer and principal financial officer by others within Odyssey.

Section 4.6 No Undisclosed Liabilities. Except as set forth in the consolidated balance sheet of Odyssey included in its Annual Report on Form 10-K for the year ended December 31, 2025, no Odyssey Party has any liabilities or obligations of the type required to be disclosed in a consolidated balance sheet of Odyssey in accordance with GAAP, whether accrued, absolute, contingent or otherwise, and whether arising out of any transaction entered into on or prior to the date hereof, any action or inaction occurring on or prior to the date hereof, any state of facts existing on or prior to the date hereof, or otherwise, except for liabilities or obligations that: (a) were incurred since December 31, 2025, in the Ordinary Course; (b) were incurred since December 31, 2025, pursuant to or in connection with this Agreement or the transactions contemplated hereby; (c) are disclosed in any Odyssey Report; (d) are disclosed in this Agreement or the schedules hereto; or (e) would not reasonably be expected to be material to the applicable Odyssey Party.

Section 4.7 Absence of Certain Changes. Except as set forth on Section 4.7 of the Odyssey Disclosure Schedule or as disclosed in any Odyssey Report, since December 31, 2025, and through the date of this Agreement:

(a) Odyssey has conducted its business in all material respects in the Ordinary Course;

(b) no Odyssey Party has sold, assigned, transferred, leased, abandoned or otherwise disposed of any properties or assets, in each case, other than in the ordinary course of business;

(c) no Odyssey Material Adverse Effect has occurred; and

(d) no Odyssey Party has taken, or omitted to take, any action that, if taken or omitted after the date of this Agreement, would require AOM’s consent under Section 5.2.

Section 4.8 Real Estate.

(a) None of the Odyssey Parties owns any fee interest in real property.

(b) Section 4.8(b) of the Odyssey Disclosure Schedule sets forth each parcel of real property leased, subleased, licensed, or otherwise used or occupied by Odyssey or any of its Subsidiaries (each, an “Odyssey Leased Real Property”), including the name of the landlord, the name of the entity holding the leasehold interest, and the street address of each Odyssey Leased Real Property.

(c) True, correct and complete copies of all leases, subleases, licenses, amendments, extensions, guaranties and other material agreements relating to the Odyssey Leased Real Properties (each, an “Odyssey Lease” and collectively, the “ Odyssey Leases”) have been made available to AOM. Section 4.8(b) of the Odyssey Disclosure Schedule includes a true and complete list of all Odyssey Leases setting forth the date and parties thereto.

(d) The Odyssey Leased Real Properties listed on Section 4.8(b) of the Odyssey Disclosure Schedule constitute all real property owned, leased, occupied or otherwise used in the operation of the businesses of Odyssey and its Subsidiaries.

(e) Except as set forth on Section 4.8(b) of the Odyssey Disclosure Schedule, with respect to each Odyssey Leased Real Property: (i) the applicable Odyssey Lease is legal, valid, binding, enforceable and in full force and effect in all material respects, subject to proper authorization and execution by the other party thereto and to applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and general principles of equity; (ii) none of Odyssey or any of its Subsidiaries is in material breach or material default under such Odyssey Lease, and no event or circumstance has occurred that, with notice, the passage of time or both, would constitute such a material breach or material default or permit the termination, modification or acceleration of rent, nor, to the Knowledge of Odyssey, has any such breach or default occurred by the other party or parties thereto; (iii) no security deposit (or portion thereof) under such Odyssey Lease has been applied to satisfy a breach or default that has not been replenished to the extent required under such Odyssey Lease; (iv) neither Odyssey nor any of its Subsidiaries owes any brokerage commissions or finder’s fees in respect of such Odyssey Lease; (v) neither Odyssey nor any of its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy any portion of such Odyssey Leased Real Property; (vi) neither Odyssey nor any of its Subsidiaries has collaterally assigned or granted any security interest in such Odyssey Lease or any interest therein; and (vii) the possession and quiet enjoyment of such Person under such Odyssey Lease has not been disturbed, and, to the Knowledge of Odyssey, no disputes exist with respect to such Odyssey Lease.

Section 4.9 Intellectual Property.

(a) Section 4.9(a) of the Odyssey Disclosure Schedule sets forth a true, correct and complete list of all Odyssey Intellectual Property that is registered, applied for, issued or granted under the authority of, with or by any Governmental Entity. The Odyssey Intellectual Property is subsisting, valid and enforceable, and Odyssey or one of its Subsidiaries is the sole and exclusive owner of each item of Odyssey Intellectual Property.

(b) (i) Neither Odyssey nor any of its Subsidiaries is infringing, misappropriating or otherwise violating any Intellectual Property of any Person, and (ii) to the Knowledge of Odyssey, no Person is infringing, misappropriating or otherwise violating any Odyssey Intellectual Property. There are no pending or, to the Knowledge of Odyssey, threatened claims (A) relating to any of the foregoing or (B) challenging the validity, enforceability, scope or ownership of any Intellectual Property brought by Odyssey or any of its Subsidiaries or brought by any Person against the Odyssey Intellectual Property.

(c) Odyssey and its Subsidiaries have taken commercially reasonable steps to protect the confidentiality of, and protect against the misuse and misappropriation of, the trade secrets and other confidential information included in the Odyssey Intellectual Property.

(d) Except as set forth on Section 4.9(d) of the Odyssey Disclosure Schedule, the IT Assets currently owned, leased or licensed by the Odyssey Parties (i) have never malfunctioned, broken down, sub-standardly performed or failed in any material respect and (ii) are free of any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access, disablement or erasure or otherwise adversely affect the functionality of such IT Assets. The Odyssey Parties have in place commercially reasonable measures to monitor and protect the integrity and security of such IT Assets (and all information contained therein or transmitted thereby) against any unauthorized use, access, theft, disclosure, misuse, loss, interruption, modification or corruption.

Section 4.10 Litigation; Insolvency.

(a) Except as set forth on Section 4.10 of the Odyssey Disclosure Schedule, during the past three (3) years, there have been no Actions or Orders, and there are no Actions or Orders (including any brought or threatened by or before any Governmental Entity) pending or, to the Knowledge of Odyssey, threatened against any Odyssey Party or relating to any Odyssey Party or any of their respective businesses, assets, properties, or rights, whether at Law or in equity, including any Actions or Orders that challenge or seek to enjoin, alter or materially delay the transactions contemplated by this Agreement or any Ancillary Agreement; provided, however, that the foregoing excludes any Actions or Orders that would not reasonably be expected to be material to the Odyssey Parties, taken as a whole.

(b) Except as set forth on Section 4.10 of the Odyssey Disclosure Schedule, none of the Odyssey Parties has initiated or filed any Action against any Person that remains pending as of the date of this Agreement.

(c) No act or proceeding has been taken by or against any Odyssey Party in connection with its dissolution, liquidation, winding up, bankruptcy, reorganization, compromise or arrangement or for the appointment of a trustee, receiver, manager or other administrator of such Odyssey Party or any of its properties or assets nor, to the Knowledge of Odyssey, is any such act or proceeding threatened.

Section 4.11 Odyssey Material Contracts. The Odyssey Material Contracts (other than those terminated after the date hereof in accordance with their terms) are in full force and effect in all material respects and enforceable against Odyssey and, to the Knowledge of Odyssey, against the other parties thereto, assuming the due authorization, execution and delivery by such other parties, subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and to general principles of equity. To the Knowledge of Odyssey, no event or condition exists under any Odyssey Material Contract that constitutes a material violation, material breach or event of default thereunder by Odyssey, or that, with or without notice or the passage of time, would reasonably be expected to have an Odyssey Material Adverse Effect.

Section 4.12 Tax Returns; Taxes. Except (x) to the extent the below would not reasonably be expected to have, individually or in the aggregate, an Odyssey Material Adverse Effect, or (y) as set forth on Section 4.12 of the Odyssey Disclosure Schedule:

(a) All Tax Returns required to be filed with any Governmental Entity by, or on behalf of, Odyssey in the past three (3) years have been filed when due (giving effect to all extensions) in accordance with all applicable Law, and all such Tax Returns are true, accurate and complete in all material respects.

(b) In the past three (3) years, each of Odyssey and its Subsidiaries has paid (or has had paid on its behalf) to the appropriate Governmental Entity all Taxes due and payable, or (i) where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual or (ii) where payment is being contested in good faith pursuant to appropriate procedures, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate reserve, in each case for all Taxes through the end of the last period for which Odyssey ordinarily records items on its books and records. Since the date the most recent Odyssey Report was filed, neither Odyssey nor any of its Subsidiaries has incurred, individually or in the aggregate, any liability for Taxes outside the ordinary course of business consistent with past practice.

(c) Neither Odyssey nor any of its Subsidiaries has executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any amount of Taxes, in each case that has not since expired.

(d) There are no written claims for additional unpaid Taxes that have been asserted within the last three (3) years against Odyssey or any of its Subsidiaries, and no proposals or deficiencies for any Taxes of Odyssey are being asserted, proposed or threatened, nor is any audit or investigation of any Tax Return of Odyssey underway, pending or threatened and to the knowledge of Odyssey and its Subsidiaries, no such audit or investigation is being contemplated.

(e) In the past three (3) years, Odyssey and its Subsidiaries have timely withheld all Taxes required to have been withheld from payments made (or deemed made) to its employees, independent contractors, creditors, shareholders and other third parties and, to the extent required, such Taxes have been timely remitted to the relevant Governmental Entity.

(f) No private letter rulings, technical advice memoranda, or similar material agreements or rulings have been requested, entered into or issued by any taxing authority with respect to AOM or any of its Subsidiaries which rulings remain in effect.

(g) During the two (2)-year period ending on the date of this Agreement, neither Odyssey nor its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed, in whole or in part, by Section 355 of the Code.

(h) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of Odyssey or its Subsidiaries.

(i) In the past five (5) years, no claim has been made in writing by any taxing authority in a jurisdiction where Odyssey or its Subsidiaries do not file Tax Returns that Odyssey or its Subsidiaries are or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(j) Odyssey has no outstanding stock as determined for U.S. federal income Tax purposes other than the Odyssey Common Stock.

(k) Neither Odyssey nor its Subsidiaries (i) has been a member of an affiliated, consolidated, combined or unitary group other than one of which the Odyssey or its Subsidiaries was the common parent, (ii) is party to any Tax sharing, indemnification, allocation or similar Agreement or obligation (other than any such agreement solely between the Odyssey and its Subsidiaries), or (iii) has any liability for the Taxes of any Person (other than the Odyssey or its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) as a transferee or successor by Contract or otherwise by operation of Law.

(l) Neither Odyssey nor its Subsidiaries is or has in the past five (5) years been treated as a resident for any income Tax purpose, or as subject to Tax by virtue of having a permanent establishment, an office or fixed place of business, in any country other than the country in which it was or is organized.

(m) Neither Odyssey nor any of its Subsidiaries has taken any action nor knows of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(n) Notwithstanding anything contained in this Section 4.12, Odyssey (and its Subsidiaries) makes no representation as to the amount of, or limitations on, any net operating losses, Tax credits, Tax basis, or other Tax attributes that Odyssey (and its Subsidiaries) may have.

Section 4.13 Environmental Matters. Except as would not reasonably be expected to have an Odyssey Material Adverse Effect:

(a) Odyssey and its Subsidiaries are, and for the past three (3) years have been, in compliance in all material respects with all applicable Environmental Laws.

(b) The Odyssey Parties have obtained all Environmental Permits required for the occupancy of their respective facilities and the operation of their businesses. The transactions contemplated by this Agreement will not result in or trigger the termination, modification, revocation, or right of termination or cancellation under any such Environmental Permits.

(c) No Hazardous Substances have been disposed of, arranged to be disposed of, Released or transported in violation of any applicable Environmental Law or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, in each case, on, at, under or from any current or former properties or facilities owned or operated by Odyssey or any of its Subsidiaries.

(d) Neither Odyssey nor any of its Subsidiaries has assumed, undertaken or provided an indemnity with respect to, or otherwise become subject to, any obligation or liability of any other Person relating to any Hazardous Substance or Environmental Laws.

(e) Neither Odyssey nor any of its Subsidiaries has received any written notice from any Governmental Entity or any other Person stating that Odyssey or any of its Subsidiaries is subject to any pending Action or Order, or any actual or alleged liability or obligation (i) arising under any Environmental Law, including any arising out of any act or omission of Odyssey, any Subsidiary, or any of their respective Representatives or (ii) relating to any Hazardous Substance, including any Action, Order, or any actual or alleged liability or obligation arising out of the ownership, use, control or operation by Odyssey or any Subsidiary of any facility, site, area or property from which there has been an actual or alleged Release of any Hazardous Substance.

Section 4.14 Licenses and Permits. Section 4.14 of the Odyssey Disclosure Schedule sets forth a true, correct and complete list of (a) all material licenses, permits, approvals, authorizations and consents (collectively, “Odyssey Licenses”) held by Odyssey and its Subsidiaries and (b) all pending applications, submissions or requests therefor. Odyssey and its Subsidiaries own or possess all material Odyssey Licenses necessary to conduct their respective operations as presently conducted and as proposed to be conducted. All such Odyssey Licenses held by Odyssey or any of its Subsidiaries are in full force and effect, and neither Odyssey nor any of its Subsidiaries has received any written notice of suspension, revocation, cancellation, termination or non-renewal with respect to any such Odyssey License. Each pending application, submission or request for an Odyssey License has been made in accordance with applicable Law in all material respects, and to Odyssey’s Knowledge, there exists no fact, circumstance or condition that would reasonably be expected to result in the denial of any such application.

Section 4.15 Employee and Labor Matters.

(a) Neither Odyssey nor any of its Subsidiaries is party to or otherwise bound by, or is in the process of negotiating, any labor agreements, collective bargaining agreements and any other labor-related agreements or arrangements with any union or other labor organization. No employee of Odyssey nor any of its Subsidiaries is represented by any union, works council or other labor organization and, to the Knowledge of Odyssey, there have been no union organizing activities in the past three (3) years.

(b) There is not now in existence, nor has there been during the past three (3) years, any pending or, to the Knowledge of Odyssey, threatened: (i) strike, slowdown, stoppage, picketing or lockout against or affecting Odyssey or any of its Subsidiaries; or (ii) labor-related demand for representation. Except as set forth on Section 4.15(b) of the Odyssey Disclosure Schedule, there is not now in existence any pending or, to the Knowledge of Odyssey, threatened, and in the past three (3) years there has been no, material Action alleging or involving any violation of any employment-related, labor-related or benefits-related Law against, in respect of or relating to Odyssey, any of its Subsidiaries or any Odyssey Benefit Plan, including claims arising under any such Law by any independent contractor or leased personnel. Odyssey and its Subsidiaries are, and for the past three (3) years have been, in material compliance with all applicable Laws respecting employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, workers’ compensation, labor relations, employee leave issues, and unemployment insurance.

(c) In the last three (3) years, neither Odyssey nor any of its Subsidiaries has entered into a settlement agreement with a current or former officer, employee or independent contractor of Odyssey or any of its Subsidiaries that involves allegations relating to sexual harassment by an officer or employee of Odyssey or any of its Subsidiaries at the level of Vice President or above. To the Knowledge of Odyssey, in the last three

(3) years, no allegations of sexual harassment have been made against any officer or employee of Odyssey or any of its Subsidiaries at a level of Vice President or above.

(d) Odyssey and its Subsidiaries are, and for the past three (3) years have been, in material compliance with all notice and other requirements under the WARN Act.

(e) Section 4.15(e) of the Odyssey Disclosure Schedule sets forth, as of the date hereof, all material Odyssey Benefit Plans. Odyssey has made available to AOM the plan document (or a written summary, if unwritten) of each material Odyssey Benefit Plan.

(f) Neither Odyssey nor any of its Subsidiaries has any direct or contingent liability with respect to any plan subject to Title IV of ERISA. Each Odyssey Benefit Plan has been administered, funded and operated in compliance in all material respects with its terms and all applicable Laws, and all contributions required to be made with respect to any Odyssey Benefit Plan on or before the date hereof have been made. No actions, suits or claims (other than routine claims for benefits) are pending or, to the Knowledge of Odyssey, threatened, involving any Odyssey Benefit Plan.

(g) Neither Odyssey nor any of its Subsidiaries has any direct or contingent liability nor any obligation to provide post-employment pension, medical, life insurance nor any other benefit of any nature to any individual under applicable labor, employment, or collective bargaining agreements, or pursuant to any social security, healthcare and tax Laws.

Section 4.16 International Trade & Anti-Corruption Matters.

(a) Neither Odyssey nor any of its Subsidiaries, nor any of their respective Representatives: (i) is a Sanctioned Person; (ii) has violated or is in violation of any Trade Control Laws, or has engaged, or is engaging in, any conduct reasonably expected to result in it being designated as a Sanctioned Person; (iii) has engaged in or is engaged in any dealings or transactions, directly or indirectly, with, or for the benefit of, any Sanctioned Person or in any Sanctioned Country; or (iv) is otherwise in violation of Sanctions.

(b) Odyssey, its Subsidiaries, and each of their respective Representatives are, and during the past five (5) years, have been, in compliance with Anti-Money Laundering Laws and Anti-Corruption Laws.

(c) Neither Odyssey nor any of its Subsidiaries, nor any of their respective Representatives, have, during the past five (5) years, (i) directly or indirectly used any corporate funds for any contributions, gifts, entertainment, or other unlawful expenses related to any political activity; or (ii) directly or indirectly made, offered, promised, authorized, requested or accepted any bribe, rebate, payoff, influence payment, or given or received any money or anything of value, to or from any Government Official or any other Person.

(d) Odyssey and its Subsidiaries have maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with Anti Corruption Laws, Anti-Money Laundering Laws, and Trade Control Laws.

(e) Odyssey and its Subsidiaries maintain written policies, procedures and internal controls designed to prevent, deter and detect violations of Anti Corruption Laws, and maintains procedures and internal controls designed to prevent, deter and detect violations of Anti-Money Laundering Laws and Trade Control Laws. During the past seven (7) years, neither Odyssey nor any of its Subsidiaries has, in connection with its business, received any notice or is otherwise aware of any Action, Order, allegation or other communication from any Governmental Entity or other Person, made any voluntary or involuntary disclosure to any Governmental Entity, or conducted any internal investigation or audit, relating to any actual or potential violation of Anti-Corruption Laws, Anti-Money Laundering Laws, or Trade Control Laws.

Section 4.17 Certain Fees. Except as set forth on Section 4.17 of the Odyssey Disclosure Schedule, Odyssey has not incurred, or shall incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement or any transaction contemplated hereby.

Section 4.18 Insurance. Odyssey and its Subsidiaries maintain insurance policies, including directors’ and officers’ liability insurance policies, providing coverage that is customary and sufficient for businesses of the size and type operated by Odyssey and its Subsidiaries. Odyssey has maintained directors’ and officers’ liability insurance coverage for its directors and officers on a continuous basis for the past six (6) years. All such insurance policies are in full force and effect, all premiums required to be paid with respect to periods through the Closing Date have been (or will be) timely paid in all material respects, and such insurance policies will continue in full force and effect in all material respects as they apply to any matter, action or event relating to Odyssey or any of its Subsidiaries occurring on or prior to the Closing Date, in each case except as would not reasonably be expected to have an Odyssey Material Adverse Effect.

Neither Odyssey nor any of its Subsidiaries has received any written notice of cancellation, termination, reduction in coverage or denial of any material claim under any such insurance policy, except as would not reasonably be expected to have an Odyssey Material Adverse Effect. There is no pending material claim by Odyssey or any of its Subsidiaries under any such insurance policy for which coverage has been denied or disputed by the applicable insurer (other than pursuant to a customary reservation of rights).

Section 4.19 Affiliate Transactions. Except as described in the Odyssey Reports or in connection with this Agreement or the Ancillary Agreements, there are no material transactions, agreements, arrangements or understandings between any Odyssey Party, on the one hand, and (i) any director or officer of such Odyssey Party or (ii) any stockholder beneficially owning more than five percent (5%) of the outstanding equity securities of such Odyssey Party, or any Affiliate of any of the foregoing, on the other hand.

Section 4.20 Information Supplied. None of the information supplied or to be supplied by any Odyssey Party for inclusion in, or incorporation by reference into, the Registration Statement or the Proxy Statement/Prospectus will, (a) in the case of the Registration Statement, at the time the Registration Statement is filed with the SEC (and any amendment or supplement thereto) and at the time it becomes effective under the Securities Act, or (b) in the case of the Proxy Statement/Prospectus, on the date the Proxy Statement/Prospectus (and any amendment or supplement thereto) is first mailed to the Odyssey Shareholders and at the time of the Odyssey Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, in each case subject to any qualifications or limitations expressly set forth in the materials provided by Odyssey or included in the Registration Statement, the Proxy Statement/Prospectus or Odyssey Reports. Notwithstanding the foregoing, no Odyssey Party makes any representation, warranty or covenant with respect to: (i) statements made or incorporated by reference in the Registration Statement or the Proxy Statement/Prospectus to the extent based on information supplied by, or on behalf of, AOM, CIC or OML for inclusion or incorporation therein; or (ii) any projections or forecasts included in the Registration Statement or the Proxy Statement/Prospectus.

Section 4.21 Compliance with Laws.

(a) Each Odyssey Party is, and has been for the past three (3) years, in compliance with all Laws and Orders in each case applicable to its business, operations, assets or properties, except for any noncompliance that would not reasonably be expected to be material to the Odyssey Parties, taken as a whole. No Odyssey Party has received any written notice alleging, and no Odyssey Party has been charged with, any material violation of any such Laws or Orders.

(b) None of the Odyssey Parties has received any written notices or other written correspondence from any Governmental Entity (A) regarding any material violation (or any Action involving allegations of any material violation) of any Law or (B) of any circumstances that may have existed or currently exist which could reasonably be expected to lead to a loss, suspension, or modification of, or a refusal to issue, any material Odyssey License. To the Knowledge of Odyssey, no Action involving allegations of any material violation of any Law is threatened.

Section 4.22 Organization of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has not conducted any business prior to the date hereof, and has no assets, liabilities or obligations of any nature other than those incidental to its formation and those arising pursuant to this Agreement and the other transactions contemplated hereby.

Section 4.23 SEC Filings; Nasdaq.

(a) Odyssey has filed with or furnished to the SEC all Odyssey Reports.

(b) As of the date of filing (and as of the date of any amendment), each Odyssey Report complied, and each Odyssey Report filed between the date hereof and the Closing will comply, in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as applicable.

(c) As of their respective filing dates (or, if amended or superseded prior to the date hereof, as of the date of such amendment or superseding filing), and except as revised, corrected, superseded by or disclosed in any subsequent filing prior to the date hereof, the Odyssey Reports were, and any Odyssey Reports filed after the date hereof will be, prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes- Oxley Act, as applicable. The Odyssey Reports did not, and any Odyssey Reports filed after the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d) Except as corrected by any subsequent filing prior to the date hereof, each Odyssey Report that is a registration statement (as amended or supplemented, if applicable), filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) Except as disclosed in the Odyssey Reports, for the past three (3) years, Odyssey has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq, including the requirements for continued listing of Odyssey Common Stock on Nasdaq. There are no actions, suits or proceedings pending or, to the Knowledge of Odyssey, threatened or contemplated, and Odyssey has not received any notice from Nasdaq or the SEC, regarding the revocation of such listing or the delisting of Odyssey Common Stock from Nasdaq or the SEC.

(f) Odyssey maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) reasonably designed to ensure that all material information required to be disclosed by Odyssey in the reports it files under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of Odyssey’s SEC filings and other public disclosure documents, and to enable the certifications required under Sections 302 and 906 of the Sarbanes—Oxley Act. Odyssey also maintains internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act).

(g) Odyssey is, and has been, in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable provisions of the Exchange Act and the Securities Act that, under the terms of such provisions and applicable SEC guidance (including the applicable compliance dates), are applicable to Odyssey.

ARTICLE V

COVENANTS

Section 5.1 Interim Operations of AOM. From the date of this Agreement until the earlier of (x) the termination of this Agreement in accordance with Section 8.1 and (y) the Closing, except (i) as otherwise contemplated by this Agreement or the Ancillary Agreements, (ii) as consented to by Odyssey in writing (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as required by the terms of any Contract, or (iv) as set forth in Section 5.1 of the AOM Disclosure Schedule:

(a) AOM shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct their activities in a manner consistent with their nature and stage of development, and to use commercially reasonable efforts to (i) preserve intact their present business organizations, (ii) keep available the services of their directors, officers and key consultants and other advisors, and (iii) maintain existing relationships with any business relations.

(b) AOM shall not, and shall cause its Subsidiaries not to, take any of the following actions:

(i) amend or otherwise change any of their Organizational Documents;

(ii) issue or sell, or authorize the issuance or sale of, any shares of capital stock or other equity interests, or issue or sell, or authorize the issuance or sale of, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, any such equity interests, or enter into any Contract with respect to the foregoing, in each case except for the issuance and sale of equity securities in connection with the Bridge Financing and the PIPE Investment (including the issuance of shares of AOM Common Stock upon conversion of the Bridge Debentures and any additional shares of AOM Common Stock issuable pursuant to the anti-dilution provisions of the Anti-Dilution Agreement);

(iii) split, combine, redeem, reclassify, purchase or otherwise acquire any membership interests, shares of capital stock or other equity interests;

(iv) declare, authorize or pay any dividends or make any other distributions with respect to its outstanding equity interests (whether in cash, assets, stock or other securities), or otherwise make any payments to any stockholder in its capacity as such;

(v) sell, lease, license, permit to lapse, transfer, abandon or otherwise dispose of any of their properties or assets that are material to their businesses;

(vi) amend in any adverse respect, terminate or extend any AOM Contract or AOM Lease, or enter into any Contract or Lease that would have constituted an AOM Contract or AOM Lease if entered into prior to the date hereof (other than renewals, extensions or terminations in the ordinary course of business customary for a company at a comparable stage of development);

(vii) (A) incur any Indebtedness; or (B) make any loans or advances to any Person;

(viii) (A) grant or agree to grant to any employee, officer, or director of AOM or any Subsidiary any increase in wages, salary, bonus, severance, profit-sharing, retirement, deferred compensation, change-in-control, retention, insurance or other compensation or benefits; (B) make any bonus or incentive payments to any employee or officer; or (C) enter into any new employment agreement;

(ix) (A) make, change or rescind any Tax election; (B) settle or compromise any claim, notice, audit report or assessment in respect of any Taxes; (C) file any amended Tax Return or claim any Tax refund; (D) surrender any right to claim any Tax refund; (E) enter into any Tax allocation, Tax sharing, Tax indemnity or similar agreement, or any closing agreement relating to Taxes (other than agreements entered into in connection with the organizational, administrative, or compliance activities of AOM and its Subsidiaries and not primarily related to Taxes); (F) fail to pay any Taxes when due, other than Taxes being contested in good faith through appropriate proceedings with adequate reserves established in accordance with GAAP; (G) request any Tax ruling from a Governmental Entity; or (H) consent to any extension or waiver of any statute of limitations applicable to any Tax claim or assessment;

(x) cancel or forgive any Indebtedness owed to AOM or any Subsidiary (other than Indebtedness owed by AOM or any Subsidiary to AOM or any other Subsidiary);

(xi) except as required by Law or GAAP, make any material change in the financial or Tax accounting methods, principles or practices of AOM or any Subsidiary (or change any annual accounting period);

(xii) grant, create or consent to the creation of any Lien (other than Permitted Liens) on any assets or Leased Real Properties of AOM or its Subsidiaries;

(xiii) waive, release, assign, settle or compromise any material rights, claims, suits, actions, audits, reviews, hearings, proceedings, investigations or litigation (whether civil, criminal, administrative or investigative);

(xiv) other than in the ordinary course of business customary for a company at a comparable stage of development, make or incur any capital expenditures;

(xv) buy, purchase or otherwise acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than assets acquired in the ordinary course of business customary for a company at a comparable stage of development;

(xvi) enter into any new line of business;

(xvii) adopt or effect any plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, other than the Merger and the transactions contemplated by this Agreement;

(xviii) fail to use commercially reasonable efforts to maintain existing insurance policies or comparable replacement policies consistent with the levels maintained as of the date of this Agreement;

(xix) amend any Ancillary Agreement; or

(xx) authorize, commit or agree to take any of the actions prohibited by this Section 5.1.

Section 5.2 Interim Operations of the Odyssey Parties. From the date of this Agreement until the earlier of (x) the termination of this Agreement in accordance with Section 8.1 and (y) the Closing, except (i) as otherwise contemplated by this Agreement or the Ancillary Agreements, (ii) as consented to by AOM in writing (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as required by the terms of any Contract, or (iv) as set forth in Section 5.2 of the Odyssey Disclosure Schedule:

(a) each Odyssey Party shall use commercially reasonable efforts to conduct its activities in the ordinary course of business, and to use commercially reasonable efforts to (i) preserve intact its present business organizations, (ii) keep available the services of its directors, officers and key consultants and other advisors, and (iii) maintain existing relationships with any business relations;

(b) each Odyssey Party shall not take any of the following actions:

(i) amend or otherwise change its Organizational Documents in a manner that would be materially or disproportionately adverse to the AOM Stockholders (relative to the Odyssey Shareholders);

(ii) issue or sell, or authorize the issuance or sale of, any shares of capital stock or other equity interests, or issue or sell, or authorize the issuance or sale of, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, any such equity interests, or enter into any Contract with respect to the foregoing;

(iii) split, combine, redeem, reclassify, purchase or otherwise acquire any shares of capital stock or other equity interests;

(iv) declare, authorize or pay any dividends or make any other distributions with respect to its outstanding equity interests (whether in cash, assets, stock or other securities), or otherwise make any payments to any stockholder in its capacity as such;

(v) sell, lease, license, permit to lapse, transfer, abandon or otherwise dispose of any properties or assets that are material to its business;

(vi) amend in any adverse respect, terminate or extend any Odyssey Material Contract or Odyssey Lease, or enter into any Contract or Lease that would have constituted an Odyssey Material Contract or Odyssey Lease if entered into prior to the date hereof (other than renewals, extensions or terminations in the ordinary course of business);

(vii) (A) incur any Indebtedness; or (B) make any loans or advances to any Person;

(viii) (A) grant or agree to grant to any employee, officer, director or independent contractor of Odyssey or any Subsidiary any increase in wages, salary, bonus, severance, profit-sharing, retirement, deferred compensation, change-in-control, retention, insurance or other compensation or benefits; (B) make any bonus or incentive payments to any employee or officer; or (C) enter into any new employment, consulting or other compensation agreement, in each case other than (1) increases required by applicable Law or existing Contracts, (2) annual merit increases consistent with past practice, (3) payments made pursuant to any Odyssey Benefit Plan, or (4) actions taken to fill vacancies in the ordinary course of business;

(ix) (A) make change or rescind any Tax election; (B) settle or compromise any claim, notice, audit report or assessment in respect of any Taxes; (C) file any amended Tax Return or claim any Tax refund; (D) surrender any right to claim any Tax refund; (E) enter into any Tax allocation, Tax sharing, Tax indemnity or similar agreement, or any closing agreement relating to Taxes (other than agreements entered into in the Ordinary Course and not primarily related to Taxes); (F) fail to pay any Taxes when due, other than Taxes being contested in good faith through appropriate proceedings with adequate reserves established in accordance with GAAP; (G) request any Tax ruling from a Governmental Entity; or (H) except in the Ordinary Course, consent to any extension or waiver of the statute of limitations for any Tax claim or assessment;

(x) cancel or forgive any Indebtedness owed to Odyssey or any Subsidiary (other than Indebtedness owed by Odyssey or any Subsidiary to Odyssey or any other Subsidiary);

(xi) except as required by Law or GAAP, make any material change in its financial or Tax accounting methods, principles or practices (or change any annual accounting period);

(xii) buy, purchase or otherwise acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than assets acquired in the ordinary course of business;

(xiii) grant, create or consent to the creation of any material Lien (other than Permitted Liens) on any of its assets or any Odyssey Leased Real Properties;

(xiv) waive, release, assign, settle or compromise any material rights, claims, suits, actions, audits, reviews, hearings, proceedings, investigations or litigation (whether civil, criminal, administrative or investigative);

(xv) other than in the ordinary course of business, make or incur any capital expenditures;

(xvi) enter into any new line of business;

(xvii) adopt or effect any plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, other than the Merger and the transactions contemplated by this Agreement;

(xviii) fail to use commercially reasonable efforts to maintain existing insurance policies or comparable replacement policies consistent with the levels maintained as of the date of this Agreement;

(xix) amend any Ancillary Agreement; or

(xx) authorize, commit or agree to take any of the actions prohibited by this Section 5.2.

Section 5.3 Commercially Reasonable Efforts. Each of the Parties shall cooperate with one another and use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under applicable Law to consummate the transactions contemplated by this Agreement as promptly as practicable after the date hereof, including obtaining all licenses, permits, consents, approvals, authorizations, qualifications, and orders of Governmental Entities required to consummate the transactions contemplated hereby. Each Party shall (a) promptly provide the other Parties with copies of all written communications, and memoranda summarizing the substance of all oral communications, between such Party, any of its Affiliates or its or their respective Representatives, on the one hand, and any Governmental Entity, on the other hand, in each case relating to this Agreement or the transactions contemplated hereby and (b) reasonably cooperate and coordinate with respect to the same.

Section 5.4 Public Announcements. Except as otherwise expressly permitted by this Section 5.4, no Party shall, and each Party shall cause its Affiliates not to, issue or make any public announcement or press release to the general public with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, conditioned, or delayed; provided, however, that such consent shall not be required for any public announcement or press release whose content is consistent with that of any prior or contemporaneous public announcement or press release made by any Party in compliance with this Section 5.4. Nothing in this Section 5.4 shall prohibit or limit any Party from making any announcement, statement, or acknowledgment that such Party is required to make pursuant to applicable Law or the rules or requirements of any national securities exchange; provided, however, that, to the extent practicable, the Party making such announcement, statement, or acknowledgment shall furnish a copy thereof to the other Parties prior to its release and shall consider in good faith any reasonable comments provided by such other Parties.

Section 5.5 Access to Information; Confidentiality. From the date of this Agreement until the earlier of (x) the termination of this Agreement in accordance with Section 8.1 and (y) the Closing, and upon reasonable advance notice, each of AOM, on the one hand, and the Odyssey Parties, on the other hand (each, a “Providing Party”), shall provide the other Party and its Representatives (the “ Receiving Party”) with reasonable access, during normal business hours, to such Providing Party’s employees, consultants, advisors, facilities (to the extent applicable), books and records as may be reasonably requested by the Receiving Party; provided that: (a) such access shall be provided in a manner that the Providing Party reasonably determines is appropriate to protect the confidentiality of the transactions contemplated by this Agreement; and (b) nothing herein shall require a Providing Party to provide access to, or to disclose any information to, the Receiving Party or its representatives if, in such Providing Party’s good-faith reasonable judgment, such access or disclosure: (i) would cause significant competitive harm to the Providing Party if the transactions contemplated hereby are not consummated; (ii) would result in a waiver of any legal privilege; or (iii) would violate any applicable Law or regulation of any Governmental Entity. All information made available by either Party pursuant to this Section 5.5 shall be treated as confidential information in accordance with the Confidentiality Agreement, the terms of which are hereby incorporated by reference.

Section 5.6 Tax Matters.

(a) Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and similar Taxes and fees (including any related penalties and interest) (collectively, “Transfer Taxes”) incurred in connection with this Agreement shall be borne by the Party that is required to pay such Transfer Taxes under applicable Law. The Party required by Law to do so shall file all necessary Tax Returns with respect to such Transfer Taxes and timely pay such Transfer Taxes. Odyssey and AOM shall cooperate in timely making all filings, returns, reports and forms as necessary or appropriate to comply with the provisions of all applicable Tax Laws in connection with the payment of such Transfer Taxes, and shall cooperate in good faith to minimize, to the fullest extent possible under such Tax Laws, the amount of any such Transfer Taxes payable in connection therewith.

(b) Tax Cooperation.

(i) Odyssey and AOM shall cooperate fully, as reasonably requested by the other Party, in connection with the preparation and filing of any Tax Returns of AOM and in any audit, litigation or other proceeding relating to Taxes of AOM. Such cooperation shall include the retention and, upon request, provision of records and information reasonably relevant to such matters, and making employees available on a mutually convenient basis to provide additional information and explanation.

(ii) Odyssey and AOM shall use reasonable best efforts to obtain, and reasonably cooperate with the other Party in connection with the issuance to Odyssey or AOM of any Tax opinion(s) of counsel (A) required to be issued in connection with the declaration of effectiveness of the Form S-4 by the SEC regarding the U.S. federal income tax treatment of the Merger, or (B) reasonably necessary to confirm (or otherwise permit one or more of the Parties to report the Merger consistently with) the Intended Tax Treatment, in each case, including using reasonable best efforts to deliver to the relevant counsel certificates (dated as of the necessary date and signed by an officer of Odyssey or of AOM, as applicable) that contain customary representations reasonably necessary or appropriate for such counsel in connection with the issuance of such opinions. For the avoidance of doubt, the Tax opinion of counsel provided in this Section 5.6(b)(ii) (B) shall not be construed as a condition to the obligations of any Party to consummate the transactions contemplated by this Agreement.

(c) FIRPTA Certificate. At or prior to the Closing, AOM shall deliver to Odyssey (i) a certificate certifying that AOM is not, and has not been, a “United States real property holding corporation” within the meaning of Section 897 of the Code during the applicable period described in Section 897(c)(1)(A)(ii) of the Code, and (ii) a notice to the IRS prepared in accordance with Treasury Regulations Section 1.897-2(h)(2) (together, the “FIRPTA Certificate”).

(d) Tax Treatment. For U.S. federal (and applicable state and local) income tax purposes, the Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code (with this Agreement being adopted as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3) and, together with certain other transactions occurring in connection with the transaction contemplated by the Agreement, as a transaction described under Section 351(a) of the Code (the “Intended Tax Treatment”). No Party shall take any action that would cause the Merger to fail to qualify for the Intended Tax Treatment (and no Party shall fail to take any action that would cause the Merger to fail to qualify as a transaction described under Section 351(a) of the Code), and each Party shall cause all Tax Returns relating to the Merger to be filed on a basis that is consistent with the treatment of the Merger as a transaction described under Section 351(a) of the Code, in each case, unless otherwise required by a change in applicable Law or a “determination” as defined in Section 1313(a) of the Code.

Section 5.7 Directors’ and Officers’ Indemnification.

(a) From and after the Closing, Odyssey shall, and shall cause each of its Subsidiaries to (i) indemnify, defend and hold harmless each of their current or former directors, officers, managers, employees, agents and fiduciaries (each, an “Indemnified Person”) (in all of their capacities) against any and all Losses incurred in connection with any actual or threatened Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such Person is or was a director, officer, manager, employee, agent or fiduciary of Odyssey or any of its Subsidiaries or is or was serving at the request of Odyssey or any of its Subsidiaries as a director, officer, manager, employee, agent or fiduciary of any other Person (in each case, including in respect of any action or omission of any such Person in any such capacity), whether asserted or claimed before, at or after the Closing (including with respect to acts or omissions occurring in connection with the transactions contemplated by this Agreement and the Ancillary Agreements and the consummation of such transactions), and provide advancement of expenses to the Indemnified Persons, in all such cases to the greatest extent that such Persons are indemnified or have the right to advancement of expenses before the Closing by Odyssey or any of its Subsidiaries, whether pursuant to the Organizational Documents of Odyssey or any of its Subsidiaries, individual indemnity agreements or otherwise, and such rights shall survive the consummation of the transactions contemplated hereby and shall continue in full force and effect in accordance with the terms of the Organizational Documents of Odyssey or any of its Subsidiaries and such individual indemnity agreements as each exists before the Closing from the Closing Date until the expiration of the applicable statute of limitations with respect to any claims against such Indemnified Person and (ii) without limitation of clause (i), to the fullest extent permitted by applicable Law, include and cause to be maintained in effect until the expiration of the applicable statute of limitations the provisions regarding elimination of liability of any Indemnified Person, and indemnification of and advancement of expenses to any Indemnified Person contained in the Organizational Documents of Odyssey or any of its Subsidiaries.

(b) Odyssey shall, prior to the Closing, obtain and fully pay for (x) a “go-forward” directors’ and officers’ liability insurance policy to cover the post-Closing directors and officers of Odyssey and (y) “tail” insurance policies to Odyssey’s and AOM’s existing directors’ and officers’ liability insurance policies, with coverage for a period of six (6) years following the Closing, covering the Indemnified Persons and any individual who, at or prior to the Effective Time, was a director or officer of AOM (collectively, with such individual’s heirs, executors and administrators, the “AOM Covered Persons”) for claims arising out of acts or omissions occurring at or prior to the Effective Time. Such tail policies shall (i) provide coverage and amounts that are not less favorable to the Indemnified Persons and the AOM Covered Persons than those under Odyssey’s or AOM’s existing policies, as applicable, and (ii) contain terms and conditions that are no less advantageous to the Indemnified Persons and the AOM Covered Persons than Odyssey’s or AOM’s existing policies, as applicable.

(c) Notwithstanding anything to the contrary herein, the obligations of Odyssey and its Subsidiaries under this Section 5.7 shall be binding upon the successors and assigns of Odyssey and its Subsidiaries. In the event that Odyssey, any of its Subsidiaries or any of their respective successors or assigns, (i) consolidates with or merges into any other Person, or (ii) transfers all or substantially all of its properties or assets to any Person, then in each case Odyssey shall ensure, as a condition to such transaction, that the surviving or acquiring Person expressly assumes and agrees to honor the indemnification, advancement, exculpation and related obligations set forth in this Section 5.7 for the benefit of the Indemnified Persons.

(d) The obligations of Odyssey and its Subsidiaries under this Section 5.7 shall survive the Closing and shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person without the prior written consent of such affected Indemnified Person. It is expressly agreed that each Indemnified Person is an intended third-party beneficiary of this Section 5.7 and shall be entitled to enforce its terms.

(e) Nothing in this Agreement is intended to, nor shall it, release, waive or impair any rights of any Indemnified Person under any directors’ and officers’ liability insurance policy that is or has been in effect with respect to Odyssey or Merger Sub. The indemnification and advancement rights provided under this Section 5.7 are in addition to, and not in substitution for, any such insurance coverage.

Section 5.8 Form S-4; Proxy Statement/Prospectus.

(a) Subject to the completion and availability of the financial statements, pro forma financial information and other information required to be included pursuant to the Securities Act, the Exchange Act, and the rules and regulations of the SEC, including Regulation S-X and Regulation S-K (each as interpreted by the staff of the SEC), Odyssey shall use commercially reasonable efforts to, as promptly as reasonably practicable following the execution and delivery of this Agreement, and in any event within thirty (30) days after the date hereof, prepare and file with the SEC a registration statement on Form S-4 (together with all amendments and supplements thereto, the “Registration Statement”) to register under the Securities Act the (x) shares of Odyssey Common Stock to be issued to the AOM Stockholders pursuant to Article II (including the shares of Odyssey Common Stock issuable pursuant to the conversion of Odyssey New Preferred Shares) and (y) Odyssey Assumed Warrants and Odyssey Assumed Warrant Shares, which Registration Statement shall include a proxy statement/prospectus (together with all amendments and supplements thereto, the “Proxy Statement/Prospectus”) relating to the transactions contemplated by this Agreement and the Ancillary Agreements. The Proxy Statement/Prospectus shall be sent to the holders of Odyssey Common Stock in definitive form in connection with the Odyssey Shareholder Meeting, all in accordance with Odyssey’s Organizational Documents, applicable Law, and the rules and regulations of the SEC and Nasdaq. Without limitation, the Proxy Statement/Prospectus shall (i) solicit proxies from the holders of Odyssey Common Stock to vote at the Odyssey Shareholder Meeting in favor of (A) the adoption of this Agreement and the approval of the transactions contemplated hereby, (B) the Odyssey Share Issuance, (C) the Odyssey Assumed Warrants Issuance, (D) the Odyssey Articles Amendment, and (E) any other proposals deemed necessary or desirable by the Parties to consummate the transactions contemplated hereby (collectively, the “Transaction Proposals”), (ii) include financial and other information regarding the transactions contemplated hereby in accordance with Regulation 14A under the Exchange Act, and (iii) constitute a prospectus of Odyssey that complies with the provisions of the Securities Act relating to the Odyssey Common Stock to be issued to the AOM Stockholders pursuant to Article II. The Registration Statement and the Proxy Statement/Prospectus shall comply in form and substance with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations thereunder. Odyssey shall use its commercially reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the transactions contemplated hereby. As promptly as reasonably practicable following the date on which the Registration Statement becomes effective, Odyssey shall mail the Proxy Statement/Prospectus to the holders of Odyssey Common Stock of record as of the record date established by the Odyssey Board. AOM shall furnish to Odyssey all information regarding AOM and its Affiliates reasonably requested for inclusion in the Registration Statement or the Proxy Statement/Prospectus or any amendment or supplement thereto and shall otherwise reasonably cooperate in its preparation, filing and distribution. Without limitation, AOM shall reasonably cooperate with Odyssey in connection with the preparation of (x) any required historical financial statements of AOM and its Affiliates and (y) any required pro forma financial information, in each case in accordance with Regulation S-X (as interpreted by the staff of the SEC). AOM shall pay, or promptly reimburse Odyssey for, all filing fees required to be paid to the SEC in connection with the filing of the Registration Statement and any amendments thereto, and all reasonable fees and expenses of any proxy solicitor engaged by Odyssey in connection with the transactions contemplated by this Agreement. Each of Odyssey and AOM shall promptly notify the other upon receipt of any comments from the SEC or any request for amendments or supplements to the Registration Statement or the Proxy Statement/Prospectus and shall provide the other with copies of all related correspondence. Each Party shall use its commercially reasonable efforts to respond as promptly as practicable to any SEC comments on the Registration Statement or the Proxy Statement/Prospectus. AOM shall cause its officers to be reasonably available to Odyssey and its counsel in connection with the drafting of the Registration Statement and the Proxy Statement/Prospectus and in responding in a timely manner to any comments from the SEC.

(b) Prior to filing the Registration Statement or the Proxy Statement/Prospectus (preliminary or definitive) or any material amendment or supplement thereto with the SEC, Odyssey shall make available drafts thereof to AOM, shall provide AOM with a reasonable opportunity to comment on such drafts, shall consider such comments in good faith, and shall accept all reasonable additions, deletions or changes proposed by AOM. Odyssey shall provide written notice (email permitted) to AOM upon filing the Registration Statement or the Proxy Statement/Prospectus or any amendment, supplement or SEC response related thereto. Odyssey shall promptly notify AOM of (i) the time when the Registration Statement or the Proxy Statement/Prospectus or any amendment or supplement thereto is filed with the SEC, (ii) the time when the Registration Statement has become effective, (iii) in the event of SEC review, oral or written notice of completion of such review, (iv) the issuance of any stop order by the SEC suspending the effectiveness of the Registration Statement or the initiation or threat of any proceeding for such purpose, (v) any request by the SEC for amendment of the Registration Statement or the Proxy Statement/Prospectus, (vi) any comments from the SEC and Odyssey’s responses thereto, and (vii) any requests by the SEC for additional information. Odyssey shall respond promptly to any SEC comments on the Registration Statement and the Proxy Statement/Prospectus, and Odyssey and AOM shall each use their commercially reasonable efforts to have the Registration Statement declared effective by the SEC as soon as practicable.

(c) If, at any time prior to the Odyssey Shareholder Meeting, any information is discovered that should be included in an amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus so that the Registration Statement or the Proxy Statement/Prospectus does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Odyssey shall promptly file with the SEC and, to the extent required, transmit to the Odyssey Shareholders an appropriate amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus containing such information. If, at any time prior to the Odyssey Shareholder Approval being obtained, AOM becomes aware of any information, event or circumstance relating to AOM or any of its Affiliates, officers, directors or employees that should be disclosed in an amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus for the same purpose, AOM shall promptly inform Odyssey of such information, event or circumstance.

(d) Odyssey shall use its reasonable best efforts to (i) cause the shares of Odyssey Common Stock to be issued to the AOM Stockholders pursuant to Article II to be approved for listing on Nasdaq upon issuance, and (ii) make all necessary and appropriate filings with Nasdaq and take all other steps reasonably required prior to the Closing Date to effect such listing.

Section 5.9 Odyssey Shareholder Meeting.

(a) Odyssey shall, as promptly as reasonably practicable, establish a record date (which shall be mutually agreed with AOM) for, and duly call, give notice of, convene and hold, a meeting of Odyssey Shareholders (the “Odyssey Shareholder Meeting”) to vote on the Transaction Proposals, as soon as practicable following the declaration of effectiveness of the Registration Statement by the SEC; provided that Odyssey may postpone or adjourn the Odyssey Shareholder Meeting on one (1) or more occasions if the Odyssey Board determines in good faith that such postponement or adjournment is necessary to solicit additional proxies or obtain approval of the Transaction Proposals or to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement/Prospectus is provided to the Odyssey Shareholders within a reasonable amount of time in advance of the Odyssey Shareholder Meeting. Odyssey shall use its commercially reasonable efforts to obtain the approval of the Transaction Proposals, including by soliciting proxies as promptly as reasonably practicable in accordance with applicable Law and Odyssey’s Organizational Documents. Odyssey, acting through the Odyssey Board, shall recommend to its shareholders that they vote in favor of the Transaction Proposals (the “Odyssey Board Recommendation”) and shall include the Odyssey Board Recommendation in the Proxy Statement/Prospectus, in each case unless an Adverse Recommendation Change has been made in accordance with Section 5.10.

(b) Notwithstanding anything to the contrary contained in this Agreement (including any Adverse Recommendation Change), unless this Agreement is terminated in accordance with Section 8.1, the obligations of Odyssey under this Section 5.9 shall continue in full force and effect; provided, however, that nothing in this Section 5.9(b) shall be deemed to limit, waive, delay or otherwise affect Odyssey’s right to terminate this Agreement in accordance with Section 8.1. Without limiting the generality of the foregoing, unless this Agreement is terminated in accordance with Section 8.1, the Transaction Proposals shall be submitted to the Odyssey Shareholders for approval at the Odyssey Shareholder Meeting whether or not (i) the Odyssey Board shall have effected an Adverse Recommendation Change or (ii) any Alternative Proposal or Superior Proposal shall have been publicly proposed or announced or otherwise submitted to Odyssey or any of its Representatives.

Section 5.10 Non-Solicit; Change in Recommendation.

(a) From the date of this Agreement until the earlier of (x) the termination of this Agreement in accordance with Section 8.1 and (y) the Closing, each Party agrees that it shall not, and shall cause each of its respective Affiliates (excluding, for clarity, any Odyssey Shareholder) and Subsidiaries and its and their respective directors and officers not to, and shall not authorize or knowingly permit its or their other Representatives to, directly or indirectly: (i) solicit, initiate, knowingly encourage, or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Proposal; (ii) engage in, continue, or otherwise participate in any discussions or negotiations with, or disclose any non-public information or data relating to, such Party or any of its Affiliates or Subsidiaries to, or afford access to the properties, books, or records of such Party or any of its Affiliates or Subsidiaries to, or otherwise knowingly cooperate with, assist, facilitate, or encourage any efforts by, any third party that has made, or could reasonably be expected to make, an Alternative Proposal; provided, however, that this clause (ii) shall not prohibit such Party or its Representatives from contacting the Person or any of such Person’s Representatives that has made such Alternative Proposal solely to clarify the terms of such Alternative Proposal, in order to inform itself about such Alternative Proposal, and not for the purpose of engaging in discussions or negotiations regarding such Alternative Proposal; (iii) approve, authorize, execute, or enter into any oral or written agreement, including any confidentiality agreement, letter of intent, term sheet, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, or other similar agreement, providing for or that could reasonably be expected to lead to an Alternative Proposal (an “Acquisition Agreement”); (iv) with respect to Odyssey, withdraw, modify, qualify, or change, or publicly propose to withdraw, modify, qualify, or change, in a manner adverse to AOM, the Odyssey Board Recommendation, or publicly recommend, approve, or adopt, or propose publicly to recommend, approve, or adopt, any Alternative Proposal, or fail to include the Odyssey Board Recommendation in the Proxy Statement/Prospectus in accordance with Section 5.9(a) (any action described in this clause (iv), an “Adverse Recommendation Change”); or (v) otherwise propose, resolve, or agree to take any of the foregoing actions. In addition, AOM and Odyssey shall, and shall cause their respective Affiliates and Subsidiaries and their respective Representatives, acting in such capacity, to (A) immediately cease and cause to be terminated any solicitation, encouragement, discussions, or negotiations with any Person relating to an Alternative Proposal and to request that any such Person promptly return or destroy all confidential information concerning (1) AOM or any of its Subsidiaries or (2) Odyssey or any of its Subsidiaries, as applicable, and (B) not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party that relates to an Alternative Proposal.

(b) Notwithstanding anything to the contrary in Section 5.10(a), if at any time prior to obtaining Odyssey Shareholder Approval, (i) Odyssey receives a bona fide written Alternative Proposal, (ii) the Odyssey Board, after consultation with its financial advisors and outside legal counsel, determines reasonably and in good faith that such Alternative Proposal constitutes, or would reasonably be expected to result in, a Superior Proposal, and (iii) such Alternative Proposal did not result from a material breach of this Section 5.10, then Odyssey may (A) furnish information, including non-public information, relating to Odyssey and its Subsidiaries to the Person making such Alternative Proposal and (B) participate in discussions or negotiations with such Person regarding such Alternative Proposal; provided, however, that Odyssey shall not, and shall use commercially reasonable efforts to cause its Representatives not to, disclose any such non-public information unless Odyssey has entered into, or contemporaneously enters into, a customary confidentiality agreement with such Person containing confidentiality provisions that are no less restrictive with respect to such Person than the provisions of the Confidentiality Agreement are with respect to AOM.

(c) In addition to its other obligations under this Section 5.10, Odyssey shall promptly advise AOM at first orally and promptly thereafter in writing, and in any event no later than twenty-four (24) hours after receipt, if any proposal, offer, inquiry, or other contact relating to an Alternative Proposal is received by Odyssey, if any information is requested from Odyssey, and if any discussions or negotiations are sought to be initiated with Odyssey in connection therewith (whether or not received in writing). Such notice shall identify the Person making such proposal, offer, inquiry, or contact and describe the material terms and conditions of any such proposal or offer, or the nature of any inquiry or contact. Odyssey shall thereafter keep AOM reasonably informed, on a reasonably current basis, of any material developments with respect to the status or terms of any such proposals, offers, inquiries, or requests, and shall promptly provide AOM with copies of any material written communications or documents received by, or delivered by Odyssey to, any third party making an Alternative Proposal that relate thereto, as well as the status of any related discussions or negotiations.

(d) Notwithstanding the foregoing, if Odyssey receives a bona fide written Alternative Proposal that the Odyssey Board, after consultation with its financial advisors and outside legal counsel, determines reasonably and in good faith constitutes a Superior Proposal, then, at any time prior to obtaining Odyssey Shareholder Approval, the Odyssey Board may, if it determines reasonably and in good faith after consultation with outside legal counsel that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, effect an Adverse Recommendation Change with respect to such Superior Proposal or cause Odyssey to terminate this Agreement in accordance with Section 8.1(e); provided, however, that Odyssey shall not effect any such Adverse Recommendation Change or termination of this Agreement until five (5) Business Days after Odyssey has delivered to AOM a written notice (an “Odyssey Notice”) advising that the Odyssey Board or a committee thereof has received a Superior Proposal, specifying in reasonable detail the material terms and conditions of such Superior Proposal and identifying the Person or group making such Superior Proposal. During such five (5) Business Day period, AOM shall have the right, but not the obligation, to negotiate in good faith with Odyssey, at the request of AOM, with respect to any alternative transaction or modification to the terms of this Agreement that would permit the Odyssey Board to avoid effecting such Adverse Recommendation Change or termination of this Agreement in a manner consistent with its fiduciary duties. Any material change to the financial or other material terms of a Superior Proposal shall require delivery of a new Odyssey Notice and the commencement of a new two (2) Business Day period pursuant to this Section 5.10(d). Notwithstanding the foregoing, Odyssey shall not be entitled to effect an Adverse Recommendation Change or terminate this Agreement in accordance with Section 8.1(e) unless Odyssey and its Representatives have complied in all material respects with Section 5.10(a).

(e) For purposes of this Agreement:

(i) “Alternative Proposal” means any inquiry, proposal, or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than AOM or Odyssey, as applicable, relating to any of the following, in each case other than the transactions contemplated by this Agreement: (A) the direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13 of the Exchange Act) of twenty percent (20%) or more of the equity interests of Odyssey or AOM, as applicable; (B) any merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution, or other similar transaction involving Odyssey or AOM, as applicable, that is structured to permit such Person or group to acquire beneficial ownership of at least twenty percent (20%) of the equity interests of Odyssey or AOM, as applicable; or (C) any direct or indirect sale, lease, exchange, transfer, license, acquisition or other disposition of all or substantially all of the assets of Odyssey or AOM, as applicable.

(ii) “Intervening Event” means a material event or circumstance that was not known or reasonably foreseeable to the Odyssey Board on the date of this Agreement (or if known, the consequences of which are not known to or reasonably foreseeable by the Odyssey Board as of the date hereof), which event or circumstance, or any consequence thereof, becomes known to the Odyssey Board prior to the time at which Odyssey receives the Odyssey Shareholder Approval; provided, however, that in no event shall any of the following constitute an Intervening Event: (A) the receipt or existence of any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to an Alternative Proposal, or (B) any change in stock price or trading volume of Odyssey Common Stock or the fact, in and of itself, that Odyssey meets or exceeds internal or published estimates, projections or forecasts for any period (provided, that the facts or causes underlying or contributing to such change, or to the meeting or exceeding (or failure to meet or exceed, as applicable) such estimates, projections or forecasts shall not be excluded by this clause (B)).

(iii) “Superior Proposal” means a bona fide written Alternative Proposal that the Odyssey Board determines reasonably and in good faith, after consultation with its financial advisors and outside legal counsel, to be more favorable, from a financial point of view, to the holders of Odyssey Common Stock than the transactions contemplated by this Agreement, taking into account all legal, financial, regulatory, timing, and other factors deemed relevant by the Odyssey Board acting reasonably and in good faith (including the identity of the Person making such proposal and the conditions thereto, including any financing aspects of the proposal, and the likelihood and timing of consummation); provided, however, that for purposes of this definition of “Superior Proposal,” the term “Alternative Proposal” shall have the meaning set forth in Section 5.10(e)(i), except that references to “twenty percent (20%)” therein shall be deemed to be references to “eighty percent (80%).”

(f) Notwithstanding anything in this Section 5.10 to the contrary, the Odyssey Board may, at any time prior to obtaining Odyssey Shareholder Approval, effect an Adverse Recommendation Change in response to an Intervening Event if the Odyssey Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law; provided, however, that Odyssey shall deliver to AOM written notice at least three (3) Business Days prior to effecting such Adverse Recommendation Change, which notice shall state Odyssey’s intention to effect such Adverse Recommendation Change and describe in reasonable detail the reasons therefor, including the material facts and circumstances relating to the applicable Intervening Event. During such three (3) Business Day period, Odyssey shall consider in good faith any proposal by AOM to amend the terms and conditions of this Agreement in a manner that would permit the Odyssey Board to avoid effecting such Adverse Recommendation Change consistent with its fiduciary duties.

(g) Nothing in this Agreement shall prohibit or restrict Odyssey or the Odyssey Board from making or issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act, or from complying with Rule 14d-9, Rule 14e-2, or any other applicable provision of the Exchange Act or other applicable Law with respect to any Alternative Proposal, if the Odyssey Board determines reasonably and in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law. For the avoidance of doubt, any public statement that merely describes Odyssey’s receipt of an Alternative Proposal and the operation of this Agreement with respect thereto shall not constitute an Adverse Recommendation Change.

(h) Any determination, decision or action (or failure to act) by or on behalf of Odyssey or the Odyssey Board relating to, arising out of or in connection with this Section 5.10, any Alternative Proposal, any Superior Proposal, or any Adverse Recommendation Change, including the granting of any approval, consent, permission or waiver, or the consideration, evaluation, negotiation, determination of, comment on or consultation with respect to any such matter (and, in each case, phrases of like import), may be made by, or at the direction of, the Odyssey Special Transaction Committee.

Section 5.11 Section 16 of the Exchange Act. Prior to the Closing, the Odyssey Board, or an appropriate committee thereof composed solely of non-employee directors, shall adopt resolutions consistent with the interpretive guidance of the SEC providing that the acquisition of Odyssey Common Stock pursuant to this Agreement by any officer or director of AOM who is expected to become a “covered person” of Odyssey for purposes of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder (“Section 16”) shall be an exempt transaction for purposes of Section 16.

Section 5.12 Termination of Agreements. AOM shall take all actions necessary to terminate, at or prior to the Effective Time, each agreement, arrangement or understanding (whether written or oral) between AOM or any of its Subsidiaries, on the one hand, (a) any record or beneficial owner of equity securities of AOM or any of its Subsidiaries, (b) any immediate family member of any Person described in clause (a), or (c) any Affiliate of, or any entity directly or indirectly controlled by, any Person described in clauses (a) or (b), on the other hand, other than any agreement, arrangement or understanding set forth on Section 5.12 of the AOM Disclosure Schedule, in each case in a manner that results in AOM and its Subsidiaries having no continuing liability or obligation with respect to any such agreement, arrangement or understanding following the Effective Time.

Section 5.13 AOM Stockholder Approval.

(a) As promptly as reasonably practicable (and in any event within two (2) Business Days) following the date on which the Registration Statement is declared effective under the Securities Act (the “AOM Written Consent Deadline”), AOM shall obtain and deliver to Odyssey a true and correct copy of the adoption and approval of this Agreement and the transactions contemplated hereby by the AOM Stockholders acting by written consent in lieu of a meeting, taken in accordance with the applicable provisions of the DGCL and AOM’s Organizational Documents, and in form and substance reasonably satisfactory to Odyssey, approving this Agreement, the Ancillary Agreements to which AOM is or will be a party and the transactions contemplated hereby and thereby (including the Merger), duly executed by the AOM Stockholders constituting the Requisite AOM Approval (the “AOM Written Consent”). The execution and delivery of the AOM Written Consent by such AOM Stockholders shall constitute the Requisite AOM Approval.

(b) Reasonably promptly following receipt of the Requisite AOM Approval, and in any event no later than ten (10) days thereafter, AOM shall prepare and mail a notice (the “AOM Stockholder Notice”) to every AOM Stockholder that did not execute the AOM Written Consent. The AOM Stockholder Notice shall (i) be a statement to the effect that the AOM Board determined that the Merger is advisable in accordance with

Section 251(b) of the DGCL and in the best interests of AOM and the AOM Stockholders and approved and adopted this Agreement, the Merger and the other transactions contemplated hereby, (ii) provide the AOM Stockholders to whom it is sent with notice of the actions taken in the AOM Written Consent, including the adoption and approval of this Agreement, the Merger and the other transactions contemplated hereby, in accordance with Section 228(e) of the DGCL and AOM’s Organizational Documents, and (iii) include a description of the appraisal rights of AOM Stockholders available under Section 262 of the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the AOM Stockholders in accordance with this Section 5.13(b) shall be subject to Odyssey’s advance review and reasonable approval.

Section 5.14 Transaction Litigation. Each of Odyssey and AOM shall cooperate with the other and use commercially reasonable efforts in the defense or settlement of any third-party Action relating to the transactions contemplated by this Agreement that is brought or threatened in writing against (a) Odyssey and/or any of its directors or officers or (b) AOM and/or any of its directors or officers. Such cooperation shall include: (i) keeping the other Party reasonably and promptly informed of any material developments in connection with any such Action; (ii) providing the other Party with a reasonable opportunity to participate in the defense or settlement of such Action and to consider in good faith any suggestions of the other Party in connection therewith; (iii) utilizing counsel reasonably acceptable to the Parties (such acceptance not to be unreasonably withheld, conditioned, or delayed); and (iv) refraining from compromising, settling, consenting to the entry of any order, or entering into any agreement with respect to any such Action without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned, or delayed).

Section 5.15 Bridge Financing and PIPE Investment.

(a) From the date of this Agreement until the earlier of (x) the termination of this Agreement in accordance with Section 8.1 and (y) the Closing, AOM shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, maintain in effect and consummate the PIPE Investment in accordance with the PIPE Subscription Agreement, including to: (i) keep in full force and effect, and not cancel, terminate or permit to lapse, any commitments or obligations of any PIPE Investor under the PIPE Subscription Agreement; (ii) negotiate, execute and deliver any ancillary agreements, instruments, certificates or other documents contemplated by, or reasonably necessary or advisable to consummate, the PIPE Investment on the terms set forth in the PIPE Subscription Agreement; (iii) satisfy on a timely basis (or seek a waiver of) all conditions precedent to the funding, issuance, conversion, closing and/or other consummation of the PIPE Investment set forth in the PIPE Subscription Agreement (the “Financing Conditions”) that are within AOM’s or any of its Affiliates’ control, and reasonably cooperate with Odyssey in connection with the satisfaction of any other Financing Conditions; (iv) if all Financing Conditions (other than those to be satisfied at the applicable closing and subject to their satisfaction at such closing) have been satisfied or waived, consummate the PIPE Investment concurrently with the Closing as and when required by the PIPE Subscription Agreement; (v) consult with Odyssey in good faith regarding the timing and mechanics of the closings for the PIPE Investment; (vi) deliver notices and other communications to the PIPE Investors sufficiently in advance of the Closing to permit timely funding of the PIPE Investment as early as permitted under the PIPE Subscription Agreement; (vii) cause each PIPE Investor to fund or deliver its applicable portion of the PIPE Investment to (or as directed by) AOM (or, if applicable, to an escrow agent designated in the PIPE Subscription Agreement) in accordance with the PIPE Subscription Agreement; (viii) ensure that, from the funding of the Bridge Financing through the Closing, AOM shall not incur expenditures in amounts that would reasonably be expected to cause the condition set forth in Section 6.3(e)(ii) to not be satisfied; and (ix) upon reasonable request of Odyssey, confirm with the PIPE Investors their intent and ability to perform and the availability of the PIPE Investment, subject only to satisfaction or waiver of the applicable Financing Conditions.

(b) Unless otherwise approved in writing by Odyssey (which approval may be granted or withheld in Odyssey’s sole discretion), AOM shall not agree to, permit or implement any amendment, restatement, replacement, supplement or other modification of, or any waiver or consent under, any Subscription Agreement that would: (i) (A) modify the purchase price per share payable under any PIPE Subscription Agreement or (B) modify the economic terms applicable to the Bridge Debentures in a manner adverse to AOM or Odyssey; (ii) reduce, cap or otherwise adversely affect the aggregate committed amount of the PIPE Investment (it being understood that AOM shall provide Odyssey prompt written notice of any termination by, or withdrawal or commitment reduction of, any PIPE Investor, whether permitted under the PIPE Subscription Agreement (if and to the extent applicable) or otherwise); (iii) impose any new or additional conditions, expand or modify any conditions precedent, or otherwise adversely affect the likelihood, timing or ability of AOM to consummate the PIPE Investment as contemplated by this Agreement and the PIPE Subscription Agreement; (iv) provide any Bridge Investor or PIPE Investor with any material post-Closing right with respect to AOM, the Surviving Corporation or Odyssey (including any board designation right, veto right, consent right, information right or registration right not contemplated by the Subscription Agreements or otherwise as of the date hereof); or (v) otherwise reasonably be expected to prevent, delay, impede or impair the Closing or the consummation of the PIPE Investment. AOM shall promptly (and in any event within two (2) Business Days) deliver to Odyssey copies of any amendment, restatement, replacement, supplement, modification, waiver or consent with respect to any Subscription Agreement, and shall not take any action that could reasonably be expected to materially delay or prevent the consummation of the PIPE Investment.

(c) AOM shall enforce its rights under the PIPE Subscription Agreement, including by seeking to cause the PIPE Investors to fulfill their obligations thereunder (and, upon Odyssey’s reasonable request, using commercially reasonable efforts to pursue specific performance or other equitable relief), and shall not release or consent to the release of any PIPE Investor from its obligations thereunder, in each case except with Odyssey’s prior written consent.

(d) AOM shall take all actions required under the Bridge Debentures to cause the Bridge Debentures to convert into shares of AOM Common Stock immediately prior to the Effective Time in accordance with the terms of the Bridge Debentures and the Bridge Subscription Agreements. AOM shall take all actions required under the PIPE Subscription Agreement to timely issue and deliver to the PIPE Investors the shares of AOM Common Stock subscribed for thereunder immediately prior to the Effective Time in accordance with the terms of the PIPE Subscription Agreement. Solely if required by the PIPE Subscription Agreement, Odyssey shall, at or prior to the Closing, execute and deliver the Registration Rights Agreement (as defined in the PIPE Subscription Agreement), and shall, following the Closing, perform its obligations thereunder in accordance with the terms thereof.

(e) Following the execution of this Agreement, Odyssey shall use commercially reasonable efforts to negotiate and execute a joinder to the engagement letter signed by AOM with Cantor Fitzgerald & Co. in connection with the PIPE Investment.

Section 5.16 NOAA Application Efforts. From the date of this Agreement until the earlier of (x) the termination of this Agreement in accordance with Section 8.1 and (y) the Closing, AOM shall use commercially reasonable efforts to diligently prosecute and obtain approval of the NOAA Application, including timely responding to all communications from NOAA, providing requested information, and taking all actions reasonably necessary to advance the NOAA Application. AOM shall keep Odyssey reasonably informed of material developments with respect to the NOAA Application and shall not withdraw the application or accept any condition, restriction, or determination that would reasonably be expected to materially and adversely affect the ability of AOM and its Affiliates to, following the Closing, execute on the business plan and strategy described in the NOAA Application, without Odyssey’s prior written consent (not to be unreasonably withheld, conditioned, or delayed).

Section 5.17 CIC and OML Transactions. From the date of this Agreement until the earlier of (x) the termination of this Agreement in accordance with Section 8.1 and (y) the Closing, each of AOM and Odyssey shall (a) use commercially reasonable efforts to maintain each of the CIC Agreements and OML Agreements, as applicable, in full force and effect, (b) not terminate, amend, modify, or waive any material provision of any CIC Agreement or OML Agreement, as applicable, without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned, or delayed), (c) perform its obligations under the CIC Agreements and OML Agreements, as applicable, in all material respects in accordance with their terms, and (d) promptly notify the other Party in writing of any material breach, default, or threatened termination of any CIC Agreement or OML Agreement, as applicable, of which it becomes aware.

Section 5.18 Non-Core Asset Transactions.

(a) From the date of this Agreement until the earlier of (x) the termination of this Agreement in accordance with Section 8.1 and (y) the Closing, the Parties shall use commercially reasonable efforts to negotiate, document, memorialize and effectuate the transactions and other actions described on Schedule A (the “Non-Core Asset Transactions”). The Non-Core Asset Transactions shall be effected between the date hereof and the Closing, except to the extent that any such transaction or action is specified on Schedule A to occur prior to the filing of the Registration Statement and the Proxy Statement/Prospectus, in which case such transaction or action shall be completed prior to such filing. AOM shall use reasonable best efforts to support Odyssey in connection with its negotiations with third parties in order to finalize the terms and conditions of the Non-Core Asset Transactions as promptly as possible following the date of this Agreement.

(b) Prior to the Closing, Odyssey shall establish a record date (the “Non-Core Asset Record Date”) for purposes of determining the holders of Odyssey Common Stock entitled to receive beneficial interests in the ORM Trust (as defined on Schedule A). On or prior to the Closing, Odyssey shall either (i) distribute, or cause to be distributed, pro rata to the holders of record of Odyssey Common Stock as of the Non-Core Asset Record Date their respective beneficial interests in the ORM Trust or (ii) deliver, or cause to be delivered, to the trustee(s) of the ORM Trust (or, if applicable, the board or governing body thereof) a true, complete and correct list of such holders and their respective beneficial interests as of the Non-Core Asset Record Date, in each case in accordance with the definitive documentation of the ORM Trust and the Non-Core Asset Transactions.

Section 5.19 Odyssey Reverse Stock Split. Odyssey shall use reasonable best efforts to effect a reverse stock split of the outstanding shares of Odyssey Common Stock consistent with the requirements set forth in Section 2.3(b)(iv) of the PIPE Subscription Agreement, including, to the extent required or deemed appropriate by the Odyssey Board, by seeking shareholder approval thereof (the “Reverse Stock Split”). Without limiting the foregoing, if Odyssey determines to seek shareholder approval of the Reverse Stock Split in connection with Odyssey’s first annual meeting of Odyssey Shareholders occurring after the date of this Agreement (the “Odyssey Annual Meeting”), Odyssey shall include in the proxy statement for the Odyssey Annual Meeting a proposal (the “Reverse Stock Split Proposal”) to approve an amendment to Odyssey’s articles of incorporation to effect the Reverse Stock Split, and shall use commercially reasonable efforts to (a) solicit proxies from Odyssey Shareholders in favor of the Reverse Stock Split Proposal, (b) obtain the requisite shareholder approval for the Reverse Stock Split Proposal at the Odyssey Annual Meeting, and (c) otherwise cause the Reverse Stock Split to become effective as promptly as practicable following receipt of such shareholder approval. For the avoidance of doubt, if the Reverse Stock Split is effected prior to the Effective Time, the Merger Consideration shall be adjusted in accordance with Section 2.5(c) (as specifically provided in the last two sentences thereof) to fully reflect the effect of the Reverse Stock Split.

Section 5.20 Appraisal Waivers. AOM shall, within ten (10) Business Days following the date of this Agreement, take all actions necessary to cause (a) the power of attorney referenced in the subscription agreements between AOM and the AOM Stockholders, dated September 22, 2025, to be duly executed and delivered to effect a waiver of appraisal rights with respect to each AOM Stockholder who has not executed and delivered an Appraisal Rights Waiver as of the date hereof and who did not execute the AOM Written Consent, and (b) each Bridge Investor who has not executed and delivered an Appraisal Rights Waiver as of the date hereof to execute and deliver an Appraisal Rights Waiver in accordance with, and pursuant to the terms of, the applicable Bridge Subscription Agreement.

ARTICLE VI

CONDITIONS TO OBLIGATIONS OF THE PARTIES

Section 6.1 Conditions to Each Party’s Obligations. The obligation of each Party to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or written waiver by such Party) at or prior to the Closing of the following conditions:

(a) No Injunctions or Restraints. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, injunction, Order or other judgment, in each case whether temporary, preliminary or permanent, that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Merger.

(b) Odyssey Shareholder Approval. The Odyssey Shareholder Approval shall have been obtained.

(c) AOM Stockholder Approval. The Requisite AOM Approval shall have been obtained.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) CIC and OML Transactions. (i) The conditions to the closing of each Specified CIC and OML Agreement shall have been satisfied or waived (subject, in the case of any such waiver, to compliance with Section 5.17), or, to the extent any such conditions are required to be satisfied at the closing of such Specified CIC and OML Agreement, shall be capable of being satisfied at such closing, and (ii) each other CIC Agreement and OML Agreement shall remain in full force and effect.

Section 6.2 Conditions to Obligations of AOM. The obligations of AOM to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by AOM) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Odyssey Parties set forth in the first four sentences of Section 4.3(a) (Capitalization) and in Section 4.7(c) (Absence of Certain Changes) shall be true and correct in all respects (other than, in the case of the first four sentences of Section 4.3(a), such failures to be true and correct as are de minimis), in each case as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date), (ii) the representations and warranties of the Odyssey Parties set forth in Section 4.1 (Organization), Section 4.2 (Authorization), Section 4.3 (Capitalization) (other than the first four sentences of Section 4.3(a)), Section 4.4(a) (Consents and Approvals; No Violations), Section 4.17 (Certain Fees), and Section 4.22 (Organization of Merger Sub) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date) and (iii) each of the other representations and warranties of the Odyssey Parties set forth in this Agreement shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality”, “Odyssey Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except, solely in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct has not had or would not, individually or in the aggregate, reasonably be expected to have an Odyssey Material Adverse Effect.

(b) Performance of Obligations. Each of the Odyssey Parties shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof.

(c) Odyssey Parties Officer’s Certificate. An authorized officer of the Odyssey Parties shall have executed and delivered to AOM a certificate (the “Odyssey Closing Certificate”) as to compliance with the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(d).

(d) No Odyssey Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Odyssey Material Adverse Effect that is continuing as of the Closing.

(e) Non-Core Asset Transactions. The Non-Core Asset Transactions shall have been consummated in all material respects in accordance with Schedule A.

Section 6.3 Conditions to Obligations of the Odyssey Parties. The obligations of the Odyssey Parties to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by the Odyssey Parties) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of AOM set forth in Section 3.3 (Capitalization) (other than the last two sentences thereof), Section 3.4 (AOM Subsidiaries), and Section 3.8(c) (Absence of Certain Changes) shall be true and correct in all respects, in each case as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date), (ii) the representations and warranties of AOM set forth in Section 3.1 (Organization), Section 3.2 (Authorization), the last two sentences of Section 3.3 (Capitalization), Section 3.5 (Consents and Approvals; No Violations), and Section 3.19 (Certain Fees) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date) and (iii) each of the other representations and warranties of AOM set forth in this Agreement shall be true and correct in all material respects (disregarding all qualifications or limitations as to “materiality”, “AOM Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date), except, solely in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct has not had or would not, individually or in the aggregate, reasonably be expected to have an AOM Material Adverse Effect.

(b) Performance of Obligations. AOM shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof.

(c) AOM Officer’s Certificate. An authorized officer of AOM shall have executed and delivered to the Odyssey Parties a certificate (the “AOM Closing Certificate”) as to compliance with the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(d).

(d) No AOM Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any AOM Material Adverse Effect that is continuing as of the Closing.

(e) Bridge and PIPE Conditions. (i) The PIPE Investment shall have been consummated with gross proceeds of not less than $25,000,000, (ii) immediately prior to the Effective Time, after giving effect to the PIPE Investment, AOM shall have a cash balance of not less than $100,000,000, and (iii) immediately prior to the Effective Time, the Bridge Debentures shall have converted into shares of AOM Common Stock in accordance with their terms.

(f) NOAA Application. The NOAA Application shall (i) remain pending and shall not have been withdrawn or denied, or (ii) have been approved or granted by NOAA, and, in either case, no condition, restriction, limitation, or determination imposed or made in connection therewith shall exist that would reasonably be expected to materially and adversely affect the ability of AOM and its Affiliates to, following the Closing, execute on the business plan and strategy described in the NOAA Application.

Section 6.4 Frustration of Closing Conditions. Neither AOM nor any of the Odyssey Parties shall be entitled to rely on the failure of any condition set forth in Section 6.1, Section 6.2, or Section 6.3, as applicable, to the extent such failure resulted from such Party’s failure to perform or comply with any covenant, agreement, or obligation under this Agreement.

ARTICLE VII

CLOSING

Section 7.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated hereby (the “Closing”) shall take place by electronic exchange of documents at 8:00 a.m., New York City time, on the fourth (4th) Business Day after the satisfaction or (to the extent permitted by Law) waiver of the conditions to the Parties’ obligations set forth in Article VI (other than those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time or date is agreed to in writing by the Parties. The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 7.2 Deliveries by AOM. At the Closing, AOM will deliver or cause to be delivered to Odyssey (unless delivered previously) the following:

(a) the Certificate of Merger, executed by AOM;

(b) the AOM Closing Certificate;

(c) the FIRPTA Certificate; and

(d) any other document required to be delivered by AOM at Closing pursuant to this Agreement.

Section 7.3 Deliveries by Odyssey. At the Closing, Odyssey will deliver or cause to be delivered to AOM the following:

(a) evidence of the deposit of the Merger Consideration to the Exchange Agent;

(b) the A&R Odyssey Articles;

(c) the Odyssey Closing Certificate; and

(d) any other document required to be delivered by the Odyssey Parties at Closing pursuant to this Agreement.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of the Parties;

(b) by Odyssey or AOM if the Merger has not been consummated by the date that is six (6) months following the date of this Agreement (the “Outside Date”); provided, however, that either Odyssey or AOM may, by written notice delivered to the other Party prior to the then-applicable Outside Date, extend the Outside Date for an additional two (2) months, and thereafter, by written notice delivered prior to the then-applicable Outside Date, extend the Outside Date for one (1) additional period of thirty (30) days, and such later date shall, in either case, be deemed the Outside Date for all purposes of this Agreement; provided, further, that any such extension may be effected only if, in the good faith determination of the extending Party, the conditions to Closing set forth in Article VI remain capable of being satisfied or have been waived; provided, further, that if, on the Outside Date (including as it may be extended pursuant to this Section 8.1(b)), all of the conditions to Closing set forth in Article VI have been satisfied or waived (or, in the case of those conditions that by their nature or pursuant to the terms of this Agreement are to be satisfied at the Closing, are capable of being satisfied if the Closing were to occur on such date), but the Closing does not occur on the Outside Date solely by operation of Section 7.1, then the Outside Date shall automatically be extended to the Business Day immediately following the date on which the Closing is scheduled to occur in accordance with Section 7.1; provided, further, that no Party may terminate this Agreement pursuant to this Section 8.1(b) if the failure to consummate the Merger by the Outside Date is primarily attributable to such Party’s failure to perform any covenant or other obligation required to be performed by it under this Agreement at or prior to the Effective Time;

(c) by Odyssey or AOM if any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order which has become final and nonappealable and has the effect of making consummation of the transactions contemplated by this Agreement or any Ancillary Agreement illegal or otherwise preventing or prohibiting consummation of the transactions contemplated by this Agreement or any Ancillary Agreement; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any Party whose failure to materially fulfill any representation, warranty, covenant or obligation under this Agreement or any Ancillary Agreement or other material action has been the actual or proximate cause of such Order;

(d) by AOM if, prior to the Odyssey Shareholder Approval having been obtained, the Odyssey Board or Odyssey Special Transaction Committee makes an Adverse Recommendation Change in accordance with the terms of this Agreement;

(e) by Odyssey if (i) the Odyssey Board or the Odyssey Special Transaction Committee authorizes Odyssey or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, to enter into a definitive Acquisition Agreement providing for the consummation of a Superior Proposal in accordance with Section 5.10, (ii) concurrently with the termination of this Agreement, Odyssey, subject to complying with the terms of Section 5.10, enters into such definitive Acquisition Agreement providing for the consummation of a Superior Proposal, and (iii) prior to or concurrently with such termination, Odyssey pays (or causes to be paid) to AOM the Odyssey Termination Payment due in accordance with Section 8.3(a);

(f) by Odyssey or AOM if the Transaction Proposals are not approved at the Odyssey Shareholder Meeting (including any adjournments or postponements thereof) at which the approval of this Agreement is sought;

(g) by the Odyssey Parties if AOM has breached any of its representations, warranties, covenants or other agreements in this Agreement, or any such representation or warranty becomes untrue or inaccurate after the date hereof, in each case where: (i) such breach, untruth or inaccuracy would cause the conditions set forth in Section 6.3(a) or Section 6.3(b) not to be satisfied as of the Closing (a “Terminating AOM Breach”); and (ii) such Terminating AOM Breach is not cured within twenty (20) days after written notice thereof from the Odyssey Parties (describing the breach in reasonable detail), or is incapable of being cured prior to the Outside Date; provided, that no Odyssey Party is then in material breach of its own representations, warranties, covenants or other obligations under this Agreement which would give rise to a failure of Section 6.2(a) or Section 6.2(b);

(h) by AOM if any Odyssey Party has breached any of its representations, warranties, covenants or other agreements in this Agreement, or any such representation or warranty becomes untrue or inaccurate after the date hereof, in each case where: (i) such breach, untruth or inaccuracy would cause the conditions set forth in Section 6.2(a) or Section 6.2(b) not to be satisfied as of the Closing (a “Terminating Odyssey Breach”); and (ii) such Terminating Odyssey Breach is not cured within twenty (20) days after written notice thereof from AOM (describing the breach in reasonable detail), or is incapable of being cured prior to the Outside Date; provided, that AOM is not then in material breach of its own representations, warranties, covenants or other obligations which would give rise to a failure of Section 6.3(a) or Section 6.3(b); and

(i) by the Odyssey Parties if AOM does not deliver to Odyssey the AOM Written Consent constituting the Requisite AOM Approval on or prior to the AOM Written Consent Deadline.

Section 8.2 Procedure and Effect of Termination. In the event of a termination of this Agreement pursuant to Section 8.1 by the Odyssey Parties, on the one hand, or by AOM, on the other hand, written notice of such termination shall be delivered to the other Parties, specifying the provision of this Agreement pursuant to which such termination is made. Upon such termination, this Agreement shall become void and of no further force or effect, and no Party shall have any liability hereunder; provided, however, that: (a) this Section 8.2, Section 8.3 and Article IX shall survive the termination of this Agreement and shall remain in full force and effect; (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (c) the termination of this Agreement shall not relieve any Party from any liability for fraud or any willful and intentional breach of any covenant or obligation contained in this Agreement.

Section 8.3 Odyssey Termination Payment.

(a) In the event that: (i) this Agreement is terminated (x) by AOM pursuant to Section 8.1(d), or (y) by Odyssey pursuant to Section 8.1(e); or (ii) this Agreement is terminated (x) by either Odyssey or AOM pursuant to Section 8.1(f) or (y) by AOM pursuant to Section 8.1(h) as a result of a willful and intentional breach by Odyssey of its covenants hereunder (and at such time the Odyssey Shareholder Approval has not been obtained), and (A) after the date of this Agreement but before the Odyssey Shareholder Meeting an Alternative Proposal with respect to Odyssey shall have been publicly made or publicly proposed or communicated to Odyssey or to the Odyssey Shareholders generally (and not withdrawn), and (B) within twelve (12) months after such termination Odyssey shall have entered into a definitive Contract providing for the consummation of an Alternative Proposal; provided that for purposes of this clause (B) all references in the definition of Alternative Proposal to 20% shall instead refer to 50%; then Odyssey shall pay to AOM, in cash by wire transfer of same-day funds to an account or accounts designated by AOM, a nonrefundable fee in the amount of $2,200,000 (the “Odyssey Termination Payment”), which shall be paid (1) in the case of a termination by AOM pursuant to clause (i)(x) above, within one (1) Business Day after termination of this Agreement, (2) in the case of a termination by Odyssey pursuant to clause (i)(y) above, prior to or simultaneously with such termination, or (3) in the case of a termination pursuant to clause (ii) above, upon the earlier of the entry into a definitive Contract to consummate, or the consummation of, an Alternative Proposal.

(b) If Odyssey fails to pay when due any amount payable under this Section 8.3, then Odyssey shall reimburse AOM for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by AOM of its rights under this Section 8.3.

(c) Notwithstanding anything to the contrary contained in this Agreement, in no event shall Odyssey be obligated to pay more than one (1) Odyssey Termination Payment.

(d) Notwithstanding anything to the contrary in this Agreement, AOM’s right to receive payment of the Odyssey Termination Payment pursuant to Section 8.3(a) shall, in circumstances in which the Odyssey Termination Payment is payable hereunder and is paid in full (absent fraud or any willful and intentional breach of this Agreement), be deemed to be liquidated damages (and not a penalty) and shall, except as set forth in this Section 8.3(d), be the sole and exclusive monetary remedy of AOM against Odyssey and its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or assignees or successors (collectively, “Odyssey Related Parties”) for any loss or damage suffered as a result of the failure of the Merger and the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith, and upon payment of such amounts, none of the Odyssey Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, whether in equity or at Law, in contract, in tort or otherwise. For the avoidance of doubt, while AOM may pursue both a grant of specific performance and the payment of the Odyssey Termination Payment (in each case in accordance with the terms of this Agreement), under no circumstances shall AOM be permitted or entitled to receive both a grant of specific performance and the Odyssey Termination Payment.

ARTICLE IX

MISCELLANEOUS

Section 9.1 No Survival. None of the representations, warranties or agreements contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Effective Time, except for agreements which expressly by their terms survive the Effective Time.

Section 9.2 Fees and Expenses. Except as otherwise expressly provided herein, whether or not the transactions contemplated hereby are consummated, all fees and expenses incurred in connection with the transactions contemplated hereby and this Agreement shall be paid by the Party incurring or required to incur such fees or expenses.

Section 9.3 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed to have been duly given: (a) when delivered in person, or when transmitted by e-mail; (b) on the next Business Day if sent by overnight courier; or (c) on the second succeeding Business Day if sent by registered or certified mail (postage prepaid, return receipt requested). Such notices and communications shall be sent to the Parties at the following addresses (or to such other address as a Party may designate by notice to the other Parties in accordance with this Section 9.3):

If to the Odyssey Parties, to:

Odyssey Marine Exploration, Inc.

Attention: Legal Department

Email:    legal@odysseymarine.com

with a copy (which shall not constitute notice) to:

Allen Overy Shearman Sterling US LLP

599 Lexington Avenue

New York, NY 10022

Attention:  Rory B. O’Halloran

       Christopher Glenn

Email:   Rory.OHalloran@aoshearman.com

       Christopher.Glenn@aoshearman.com

If to AOM, to:

American Ocean Minerals Corporation

400 North Ashley Dr.

Suite 1900

Tampa, FL 33602

Attention:  Philip Plough

Email:   pplough@aomusa.com

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

Suite 3200, Bay Adelaide Centre – North Tower, 40 Temperance Street

Toronto, Ontario M5H 0B4

Attention: Jonathan Sherman

Email: jsherman@cassels.com

and

Gibson, Dunn & Crutcher LLP

200 Park Avenue, New York, NY 10166

Attention: John Gaffney

Email: jgaffney@gibsondunn.com

All such notices, requests, demands, waivers and communications shall be deemed received upon (i) actual receipt thereof by the addressee, or (ii) actual delivery thereof to the appropriate address.

Section 9.4 Severability. If any term or provision of this Agreement is determined to be invalid, illegal or unenforceable under any applicable Law or public policy, the remaining terms, conditions and provisions of this Agreement shall remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby is not materially adversely affected with respect to any Party. Upon such determination, the Parties shall negotiate in good faith to amend this Agreement so as to effect, to the maximum extent possible, the original intent of the Parties in a manner that is valid, legal and enforceable and that permits the transactions contemplated hereby to be consummated as originally contemplated.

Section 9.5 Binding Effect; Assignment. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign, directly or indirectly (including by operation of Law), this Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other Parties.

Section 9.6 No Third-Party Beneficiaries. Except as expressly provided in Section 5.7 and Section 9.18, this Agreement is solely for the benefit of (a) AOM and its successors and permitted assigns with respect to the obligations of the Odyssey Parties, and (b) the Odyssey Parties and their respective successors and permitted assigns with respect to the obligations of AOM, and nothing in this Agreement shall confer upon any other Person any remedy, claim, liability, reimbursement, cause of action or other right.

Section 9.7 Section Headings. The Article and Section headings contained in this Agreement are for reference purposes only, are not part of this Agreement, and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.8 Consent to Jurisdiction, Etc.. Each Party, and any Person asserting rights as a third-party beneficiary (to the extent permitted under this Agreement), irrevocably agrees that any Legal Dispute shall be brought exclusively in the state courts of the State of New York located in the Borough of Manhattan in the City of New York or, if federal jurisdiction exists, in the federal courts of the United States located in the Borough of Manhattan in the City of New York. Each such Person hereby irrevocably submits to the exclusive jurisdiction of such courts (and the appropriate appellate courts therefrom) and waives, to the fullest extent permitted by applicable Law, any objection to the laying of venue in such courts or any claim that such forum is inconvenient. During the pendency of any Legal Dispute filed in accordance with this Section 9.8, all actions, suits or proceedings relating to such Legal Dispute (including any counterclaim, cross-claim or interpleader) shall be subject to the exclusive jurisdiction of such court. Each Party and any Person asserting rights as a third-party beneficiary irrevocably waives, and shall not assert as a defense in any Legal Dispute, that: (a) such Person is not subject to the jurisdiction of such courts; (b) such action, suit or proceeding may not be brought or is not maintainable in such court; (c) such Person’s property is exempt or immune from execution; (d) such action, suit or proceeding is brought in an inconvenient forum; or (e) the venue is improper. A final judgment in any Legal Dispute described in this Section 9.8, following expiration of the period permitted for appeal (and subject to any stay during appeal), shall be conclusive and may be enforced in any jurisdiction by suit on the judgment or in any other manner provided by applicable Law. EACH PARTY, AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY, IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO A TRIAL BY JURY in any Legal Dispute relating to this Agreement or the transactions contemplated hereby.

Section 9.9 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto) and the Ancillary Agreements constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and understandings, whether written or oral, relating to such subject matter, including (x) the letter agreement between Odyssey and AOM dated as of October 8, 2025, and (y) the non-binding term sheet between Odyssey and AOM dated as of February 13, 2026. Each Party acknowledges and agrees that, in entering into this Agreement, it has not relied on any promises, assurances, statements or representations, written or oral, other than those expressly set forth in this Agreement (including the Schedules and Exhibits hereto) or the Ancillary Agreements.

Section 9.10 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York (without regard to any conflict of Laws or choice of Laws rules or principles that would cause or permit the application of the Laws of any other jurisdiction) as to all matters, including matters of validity, construction, effect, performance and remedies.

Section 9.11 Specific Performance. The Parties acknowledge that the rights of each Party to consummate the transactions contemplated by this Agreement are unique and that, in the event of any breach of this Agreement, monetary damages may be inadequate and the non-breaching Party may have no adequate remedy at law. Accordingly, each Party agrees that, in addition to any other rights and remedies available at law or in equity, the non-breaching Party shall be entitled to seek specific performance, injunctive relief and other equitable remedies (without the posting of any bond or other security) to enforce the terms of this Agreement, including to compel the performance of obligations or covenants hereunder. Each Party agrees that the only permitted objection it may raise in response to an action seeking equitable relief is that it contests the existence of a breach or threatened breach of this Agreement.

Section 9.12 Counterparts; Electronic Signatures. This Agreement may be executed in one (1) or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same agreement. Delivery of an executed counterpart of this Agreement by e-mail (including .pdf or other electronic format) or other electronic transmission shall be as effective as delivery of a manually executed counterpart.

Section 9.13 Extension and Waiver. At any time prior to the Closing, the Odyssey Parties, on the one hand, and AOM, on the other hand, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other Party, (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such Party contained herein.

Section 9.14 Amendment. This Agreement may be amended by the Parties at any time by execution and delivery of an instrument in writing signed by each of the Parties, or in the case of a waiver by a Party, signed by the Party to whom such right hereunder inures; provided, however, that after the Odyssey Shareholder Approval has been obtained, there shall be made no amendment that by Law requires further approval by the Odyssey Shareholders without such approval having been obtained.

Section 9.15 AOM Acknowledgements. AOM acknowledges that it has conducted its own independent review and analysis of the Odyssey Parties and their respective Subsidiaries and has been provided reasonable access to information for such purpose. AOM further acknowledges that it has relied solely on (a) its own investigation and analysis and (b) the representations and warranties of the Odyssey Parties expressly set forth in Article IV and the certificates delivered pursuant hereto, in each case as qualified by the Odyssey Disclosure Schedule. Except for the representations and warranties expressly set forth in Article IV and such certificates, no Odyssey Party or any of their respective Subsidiaries, Affiliates or Representatives has made, and none of AOM or any Person on behalf of AOM has relied upon, any representation or warranty, express or implied, written or oral, with respect to the Odyssey Parties or their respective Subsidiaries or Affiliates, any information made available in connection with this Agreement, or the transactions contemplated hereby. AOM expressly disclaims any reliance on projections, forecasts or other forward-looking information, except as expressly set forth in such representations and warranties. No Odyssey Party or any of their respective Subsidiaries or Affiliates shall have any liability to AOM arising from any information made available in connection with this Agreement, except to the extent (and subject to the terms of this Agreement) arising from the representations and warranties expressly set forth in Article IV and the certificates delivered pursuant hereto, as qualified by the Odyssey Disclosure Schedule. Notwithstanding the foregoing, nothing in this Agreement shall limit any claim of AOM with respect to fraud.

Section 9.16 Odyssey Parties Acknowledgements. The Odyssey Parties acknowledge that they have conducted their own independent review and analysis of AOM and its Subsidiaries and have been provided reasonable access to information for such purpose. In entering into this Agreement, each Odyssey Party has relied solely on (a) its own investigation and analysis and (b) the representations and warranties of AOM expressly set forth in Article III and the certificates delivered pursuant hereto, in each case as qualified by the AOM Disclosure Schedule. Except for the representations and warranties expressly set forth in Article III and such certificates, neither AOM nor any of its Subsidiaries, Affiliates or Representatives has made, and no Odyssey Party has relied upon, any representation or warranty, express or implied, written or oral, with respect to AOM or its Subsidiaries or Affiliates, any information made available in connection with this Agreement, or the transactions contemplated hereby. Each Odyssey Party expressly disclaims any reliance on projections, forecasts or other forward-looking information, except as expressly set forth in such representations and warranties. Neither AOM nor any of its Subsidiaries or Affiliates shall have any liability to any Odyssey Party arising from any information made available in connection with this Agreement, except to the extent (and subject to the terms of this Agreement) arising from the representations and warranties expressly set forth in Article III and the certificates delivered pursuant hereto, as qualified by the AOM Disclosure Schedule. Notwithstanding the foregoing, nothing in this Agreement shall limit any claim of any Odyssey Party with respect to fraud.

Section 9.17 Disclosure Schedules. The AOM Disclosure Schedule and the Odyssey Disclosure Schedule have each been prepared and organized, for convenience of reference only, in separate sections corresponding to the sections of this Agreement to which they relate. The representations and warranties set forth in Article III and Article IV of this Agreement are subject to: (a) the exceptions and disclosures set forth in the section of the AOM Disclosure Schedule or the Odyssey Disclosure Schedule, as applicable, that corresponds to the specific section of Article III or Article IV in which such representation or warranty appears; and (b) any exceptions or disclosures explicitly cross-referenced in such section of the AOM Disclosure Schedule or the Odyssey Disclosure Schedule, as applicable, to another section thereof. No reference to, or disclosure of, any item or other matter in the AOM Disclosure Schedule or the Odyssey Disclosure Schedule, as applicable, shall be construed as an admission or indication that such item or matter is material (nor shall it establish any standard of materiality for any purpose), or that such item or matter is required to be disclosed pursuant to this Agreement. The information contained in the AOM Disclosure Schedule and the Odyssey Disclosure Schedule is provided solely for purposes of this Agreement and shall not be deemed to constitute an admission by any Party to any third party of any fact, circumstance, or matter whatsoever, including any violation of Law or breach of any agreement. The AOM Disclosure Schedule and the disclosures contained therein are intended solely to qualify and limit the representations, warranties, and covenants of AOM set forth in this Agreement. The Odyssey Disclosure Schedule and the disclosures contained therein are intended solely to qualify and limit the representations, warranties, and covenants of the Odyssey Parties set forth in this Agreement. Nothing contained in the AOM Disclosure Schedule or the Odyssey Disclosure Schedule is intended to expand the scope of, or create any, representation, warranty, or covenant under this Agreement. Matters reflected in the AOM Disclosure Schedule or the Odyssey Disclosure Schedule, as applicable, are not necessarily limited to matters required by this Agreement to be disclosed therein. Any additional information included is provided for informational purposes only and does not necessarily reflect all matters of a similar nature.

Section 9.18 No Recourse. Except as expressly provided in the Ancillary Agreements, all claims, obligations, liabilities and causes of action (whether in contract, tort, at Law, in equity or otherwise, and whether granted by statute or arising under or in connection with this Agreement or the negotiation, execution or performance hereof, including any representation or warranty made as an inducement hereto) may be asserted only against the Parties, and each such claim is solely the obligation of the Parties. No Person other than a Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, representative, assignee, financial advisor or lender of any Party, or any of the foregoing with respect to any of their respective Affiliates (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract, tort, at Law, in equity or otherwise) for any such claims, obligations, liabilities or causes of action arising under or in connection with this Agreement or its negotiation, execution, performance or breach (except as expressly provided in the Ancillary Agreements). To the maximum extent permitted by Law, each Party hereby waives and releases all such liabilities, claims, causes of action and obligations against all Nonparty Affiliates. Without limiting the foregoing, and to the maximum extent permitted by Law (except as provided in the Ancillary Agreements): (a) each Party waives and releases any and all rights, claims, demands or causes of action that may otherwise be available to seek to disregard the entity form of a Party or otherwise impose liability of a Party on any Nonparty Affiliate, whether pursuant to statute or common-law theories of equity, agency, control, instrumentality, alter ego, domination, single-enterprise, sham, unfairness, undercapitalization or similar doctrines; and (b) each Party disclaims any reliance on any Nonparty Affiliate with respect to any performance obligation under this Agreement or any representation or warranty made in, in connection with, or as an inducement to, this Agreement.

Section 9.19 Construction.

(a) Unless the context otherwise requires: (i) references to the plural include the singular and vice versa; (ii) references to any gender include all genders; (iii) “include,” “includes” and “including” shall be deemed to be followed by “without limitation”; (iv) “hereof,” “herein,” “hereunder,” “hereto” and similar terms refer to this Agreement as a whole; (v) “day” or “days” refers to calendar days; (vi) any reference to information, documents or other materials “made available” by AOM means that a true, correct and complete copy was posted to the virtual data room hosted by AOM at least two (2) Business Days prior to the date of this Agreement; and (vii) “year” or “years” refers to calendar years.

(b) Unless otherwise specified (and solely for disclosure purposes if made available to Odyssey), references in this Agreement to: (i) any document, instrument or agreement (including this Agreement): (A) include all exhibits, schedules and other attachments thereto; (B) include any successor, replacement or predecessor document, instrument or agreement; and (C) mean such document, instrument or agreement as amended, modified or supplemented from time to time in accordance with its terms and in effect at the applicable time; and (ii) any Law mean such Law as amended, modified, supplemented or succeeded from time to time and in effect on the date hereof. All Article, Section, Exhibit and Schedule references are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.

(c) This Agreement shall be construed without regard to any presumption or rule of construction that any ambiguity should be resolved against the drafter, and shall instead be interpreted according to its fair meaning as if drafted jointly by all Parties.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

ODYSSEY MARINE EXPLORATION, INC.
By:	/s/ Mark D. Gordon
Name:	Mark D. Gordon
Title:	Chairman and Chief Executive Officer

OCEANUS MERGER SUB, INC.
By:	/s/ Mark D. Gordon
Name:	Mark D. Gordon
Title:	President

[Signature Page to Agreement and Plan of Merger]

AMERICAN OCEAN MINERALS CORPORATION
By:	/s/ Philip Plough
Name:	Philip Plough
Title:	Director

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

Definitions

For purposes of this Agreement, each of the following terms (including the singular and plural thereof, as applicable) shall have the meaning set forth below:

“2020 Odyssey Warrant” means each warrant to purchase one (1) share of Odyssey Common Stock at a price of $3.99 per share.

“2022 Odyssey Warrant” means each warrant to purchase one (1) share of Odyssey Common Stock at a price of $3.35 per share.

“A&R Odyssey Articles” has the meaning set forth in the recitals.

“Accredited Investor” has the meaning ascribed to such term in Rule 501(a) promulgated under the Securities Act.

“Acquisition Agreement” has the meaning set forth in Section 5.10(a).

“Actions” means any judicial, administrative, or arbitral actions, mediations, suits, litigations, arbitrations, claims, grievances, complaints, proceedings (public or private), audits, inquiries, investigations, demands, notices, or reviews by or before any Governmental Entity.

“Adverse Recommendation Change” has the meaning set forth in Section 5.10(a).

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by, or under common control with, such specified Person.

“Agreement” has the meaning set forth in the preamble.

“Alternative Proposal” has the meaning set forth in Section 5.10(e)(i).

“Ancillary Agreements” means the Confidentiality Agreement, the Exchange Agent Agreement, the CIC Agreements, the OML Agreements and the other documents delivered pursuant to this Agreement.

“Anti-Corruption Laws” means all U.S. and non-U.S. Laws relating to the prevention of corruption, bribery, and kickbacks in the public or private sector, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act of 2010.

“Anti-Dilution Agreement” has the meaning set forth in Section 2.2(b)(ii).

“Anti-Money Laundering Laws” means all Laws concerning or relating to anti-money laundering, terrorist financing, or financial recordkeeping and reporting, including the Money Laundering Control Act of 1986, the Uniting and Strengthening America by Providing Appropriate Tools to Resist, Intercept, and Obstruct Terrorism Act of 2001 (the USA PATRIOT Act), the UK Proceeds of Crime Act 2022, and any similar Laws.

“AOM” has the meaning set forth in the preamble.

“AOM Board” has the meaning set forth in the recitals.

“AOM Closing Certificate” has the meaning set forth in Section 6.3(c).

“AOM Common Stock” means the common stock, par value $0.0001 per share, of AOM.

“AOM Contracts” has the meaning set forth in Section 3.12(a).

“AOM Covered Persons” has the meaning set forth in Section 5.7(b).

“AOM Dissenting Shares” means any shares of AOM Common Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights have been properly demanded in accordance with the DGCL in connection with the Merger.

“AOM Intellectual Property” means all Intellectual Property that is owned by AOM or any of its Subsidiaries.

“AOM Lease” has the meaning set forth in Section 3.9(c).

“AOM Leased Real Property” has the meaning set forth in Section 3.9(b).

“AOM Letter of Transmittal” has the meaning set forth in Section 2.5(a).

“AOM Licenses” has the meaning set forth in Section 3.15.

“AOM Material Adverse Effect” means any effect, change, event, circumstance, condition or occurrence that, individually or in the aggregate, has a material adverse effect on the business, results of operations or condition (financial or otherwise) of AOM and its Subsidiaries, taken as a whole; provided, however, that none of the following shall constitute an AOM Material Adverse Effect or be taken into account in determining whether an AOM Material Adverse Effect has occurred or would reasonably be expected to occur: (a) changes in general conditions in the industries in which AOM and its Subsidiaries operate, (b) changes in general economic or political conditions, including conditions in the securities, credit, financial or other capital markets, in each case in the United States or any other jurisdiction in which AOM or any of its Subsidiaries operate, including changes or fluctuations in commodity prices, metal prices, supply or demand for commodities or metals, or related input costs, (c) changes in Law or in GAAP (or other applicable accounting regulations or principles), or in the interpretation or enforcement thereof, (d) the public announcement of this Agreement or the public announcement, pendency or consummation of the transactions contemplated hereby or by the Ancillary Agreements, including (i) the impact thereof on the relationships, contractual or otherwise, of AOM or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners and (ii) any facts or circumstances relating to Odyssey or the announcement or other disclosure of Odyssey’s plans or intentions with respect to the conduct of the business of AOM and its Subsidiaries after the Closing (provided, however, that this clause (d) shall not apply to any representation or warranty to the extent the express purpose thereof is to address consequences resulting from the execution, delivery and performance of this Agreement and any Ancillary Agreements to which AOM is a party or the consummation of the transactions contemplated hereby or by such the Ancillary Agreements), (e) acts of war (whether or not declared), military activity, sabotage, civil disobedience or terrorism (including cyberattacks), or any escalation or worsening thereof, (f) acts of God, weather conditions, calamities, earthquakes, fires, floods, hurricanes, tornadoes or other natural or man-made disasters or force majeure events, (g) any epidemic, pandemic, disease outbreak or other public health emergency, crisis or event, or worsening thereof or responses thereto, (h) any change in AOM’s credit ratings, (i) any failure to meet any internal or published projections, forecasts, budgets or financial or operating predictions in respect of revenue, earnings, cash flow or cash position, (j) the imposition or modification of any tariffs, trade restrictions or other duties, including those arising from changes in trade policies or international relations, and the effects of any trade wars, (k) any event, circumstance, change, effect or condition that results from compliance with the terms of, or the taking of any action required or contemplated by, this Agreement or the Ancillary Agreements, or any action taken, or failure to take action, or such other changes, in each case which Odyssey or any of its Affiliates has approved, consented to or requested or otherwise taken or omitted to take, or (l) events, circumstances, changes, effects or conditions arising from, or attributable to, any matter disclosed in, or reasonably determinable from, the AOM Disclosure Schedule; provided that the underlying facts or occurrences giving rise or contributing to such change, decline or failure in clauses (h) and (i) may be deemed to constitute an AOM Material Adverse Effect or be taken into account in determining whether an AOM Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not otherwise excluded hereunder; provided, further, that any effect, change, event, circumstance, condition or occurrence referred to in clauses (a), (b), (c), (e), (f), (g) or (j) may be deemed to constitute an AOM Material Adverse Effect, or be taken into account in determining whether an AOM Material Adverse Effect has occurred or would reasonably be expected to occur, to the extent such effect, change, event, circumstance, condition or occurrence has a disproportionate adverse effect on AOM and its Subsidiaries (without giving effect to the Merger), taken as a whole, as compared to other participants in the industry in which they operate (in which case, only the incremental disproportionate adverse effect may be taken into account in determining whether an AOM Material Adverse Effect has occurred or would reasonably be expected to occur).

“AOM PIPE Warrant” has the meaning set forth in the recitals.

“AOM PIPE Warrant Agreements” has the meaning set forth in the recitals.

“AOM Specified Stockholders” has the meaning set forth in the recitals.

“AOM Stockholder Notice” has the meaning set forth in Section 5.13(b).

“AOM Stockholders” means the holders of AOM Common Stock.

“AOM Written Consent” has the meaning set forth in Section 5.13(a).

“AOM Written Consent Deadline” has the meaning set forth in Section 5.13(a).

“Balance Sheet Date” means December 31, 2025.

“Bridge Debentures” has the meaning set forth in the recitals.

“Bridge Financing” has the meaning set forth in the recitals.

“Bridge Investors” has the meaning set forth in the recitals.

“Bridge Subscription Agreements” has the meaning set forth in the recitals.

“Business Day” means any day except Saturday, Sunday or any days on which banks are generally not open for business in New York, New York.

“Capitalization Date” means 5:00 p.m. (New York time) on the date that is two (2) Business Days prior to the date hereof.

“Certificate of Merger” has the meaning set forth in Section 1.2.

“CIC” means CIC Limited, a company formed under the Laws of the Cook Islands.

“CIC Agreements” means, collectively, that certain (a) Revenue Participation Agreement, dated as of February 2, 2026, among CIC, CIC LLC and AOM; (b) General Security Agreement, dated as of March 2, 2026, made by CIC in favor of AOM; (c) Equity Exchange Agreement, to be dated on or after the date hereof, among Odyssey and the shareholders of CIC named therein; (d) Option Agreement, dated as of the date hereof, between CIC LLC and Odyssey; (e) Option Agreement, to be dated on or after the date hereof, among Odyssey and the shareholders of CIC named therein; (f) Note Purchase Agreement, dated as of the date hereof, between CIC LLC and AOM; (g) Convertible Promissory Note, dated as of the date hereof, between CIC LLC and AOM; (h) Pledge Agreement, to be dated on or after the date hereof made by CIC LLC in favor of AOM; (i) Note Purchase Agreement, dated as of the date hereof, between CIC and AOM; (j) Convertible Promissory Note, dated as of the date hereof, between CIC and AOM; (k) General Security Agreement, to be dated on or after the date hereof made by CIC in favor of AOM; (l) Collaboration Memorandum of Understanding, dated as of the date hereof, between AOM and CIC; (m) Sale and Assignment Agreement dated as of April 7, 2026 between Mineral Harvesting Cook Islands, LP and AOM; (n) Sale and Assignment Agreement dated as of April 7, 2026 between Mineral Harvesting Cook Islands II, LP and AOM; and (o) Sale and Assignment Agreement dated as of April 7, 2026 between Provident Trust Group LLC FRO Raphael Diamond Traditional IRA and AOM.

“CIC LLC” means CIC LLC, a Florida limited liability company.

“Closing” has the meaning set forth in Section 7.1.

“Closing Date” has the meaning set forth in Section 7.1.

“Closing Date Capitalization Statement” has the meaning set forth in Section 2.1.

“Code” means the United States Internal Revenue Code of 1986, as amended, or any successor Law.

“Confidentiality Agreement” means that certain Mutual Confidentiality Agreement, dated as of September 23, 2025, by and between Odyssey and AOM.

“Consultant Contract” has the meaning set forth in Section 3.17.

“Consultants” has the meaning set forth in Section 3.17.

“Contract” means any contract, lease, license, indenture, instrument, undertaking or other legally enforceable agreement, oral or written, to which AOM is a party and is bound.

“December 2023 Odyssey Warrant” means each warrant to purchase one (1) share of Odyssey Common Stock at a price of $2.05 per share.

“DGCL” has the meaning set forth in the recitals.

“Effective Time” has the meaning set forth in Section 1.2.

“Employee Benefit Plan” means “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and each other retirement, deferred or incentive compensation, bonus, stock purchase, stock option, restricted stock, restricted stock unit, share appreciation right, phantom equity, equity or equity-based, employment, change in control, severance, separation, retention, vacation, paid time off, health or welfare benefit, post-employment welfare fringe benefit, or other benefit or compensation plan, policy, contract, agreement, program, or arrangement.

“Environmental Laws” means all federal, state and local Laws relating to public or worker health and safety, protection of the environment (including surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or ambient air), pollution, or Hazardous Substances (including exposure to or Release of Hazardous Substances).

“Environmental Permits” means all Licenses applicable to AOM issued pursuant to Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Ex-Im Laws” means all U.S. and non-U.S. Laws relating to export, reexport, transfer (in-country), or release of any products, components, commodities, technology, software, or data and import controls, including the Export Administration Regulations and International Traffic in Arms Regulations, each maintained by the Bureau of Industry and Security of the U.S. Department of Commerce and the Directorate of Defense Trade Controls of the U.S. Department of State, respectively, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning set forth in Section 2.3(a).

“Exchange Agent Agreement” has the meaning set forth in Section 2.3(a).

“Exchange Agent Fund” has the meaning set forth in Section 2.3(a).

“Exchange Ratio” means 4.5017 shares of Odyssey Common Stock for each share of AOM Common Stock.

“Financial Statements” has the meaning set forth in Section 3.6(a).

“Financing Conditions” has the meaning set forth in Section 5.15(a).

“FIRPTA Certificate” has the meaning set forth in Section 5.6(c).

“GAAP” means generally accepted accounting principles in the United States.

“Government Official” shall mean any officer or employee of a Governmental Entity or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any Person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization.

“Governmental Entity” means any federal, state or local government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, tribunal, arbitrator, legislative body, authority, body or commission or other governmental authority or agency, or arbitral body (public or private), in the United States or in a non-U.S. jurisdiction.

“Hazardous Substance” means any chemical, material, substance or waste of any kind or nature, whether solid, liquid, gaseous or radioactive, that is or becomes known to be harmful, hazardous, acutely hazardous, toxic, dangerous, carcinogenic, corrosive, flammable, explosive or otherwise poses a risk to human health, safety or the environment, including any substance that is regulated, defined, designated, listed or classified as such, or for which liability or standards of conduct are imposed, under any applicable Environmental Law, including the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and the federal Resource Conservation and Recovery Act of 1976, as amended, and including asbestos and asbestos-containing materials, polychlorinated biphenyls, per - and polyfluoroalkyl substances, petroleum and petroleum products.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, without duplication, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, breakage costs, fees and premiums) of such Person (a) for borrowed money, (b) evidenced by notes, bonds, debentures, hedging or swap arrangements or similar contracts or instruments, (c) for the deferred purchase price of assets, property, goods or services and with respect to any conditional sale, title retention, consignment or similar arrangements, (d) under capital or finance leases, (e) by which such Person assured a creditor against loss, including letters of credit and bankers’ acceptances, in each case to the extent drawn upon or currently payable and not contingent, (f) for earn-out or contingent payments related to acquisitions or investments, (g) for outstanding severance obligations and any accrued, but unpaid, annual bonus obligations, (h) for unfunded pension or retirement agreements, programs, policies, or other arrangements, (i) in respect of dividends declared or distributions payable, (j) under any interest rate, currency, hedging or other derivative agreement, and (k) in the nature of guarantees of the obligations described in clauses (a) through (j) above of any other Person, in each case excluding intercompany indebtedness.

“Indemnified Person” has the meaning set forth in Section 5.7(a).

“Intellectual Property” means all intellectual property throughout the world, including all of the following: (a) trademarks, service marks, trade names, trade dress, corporate names, logos, Internet domain names, rights in social media identifiers and other indicia of origin (together with the goodwill associated therewith); (b) patents, patent applications and rights in all inventions, and all improvements to the foregoing (whether or not patentable or reduced to practice); (c) copyrights and all other rights in works of authorship (whether or not copyrightable); (d) registrations, applications, renewals, extensions, continuations, divisions or reissues for any of the foregoing; (e) trade secrets and rights in know-how, processes, methods, techniques, inventions, formulae, technologies, algorithms, layouts, designs, protocols, specifications, data compilations and databases, and proprietary rights in confidential information; (f) rights in Software; (g) (h) moral rights; and (h) rights to seek and recover damages or other relief in connection with the infringement, misappropriation or other violation of any of the foregoing.

“Intended Tax Treatment” has the meaning set forth in Section 5.6(d).

“Intervening Event” has the meaning set forth in Section 5.10(e)(ii).

“IT Assets” has the meaning set forth in Section 3.10(d).

“Knowledge” means, with respect to any Party, the actual knowledge of such Party’s executive officers.

“Law” means any law (including common law), statutes, rules, acts, codes, regulations, directive, ordinances, determinations or Orders of, or legally binding guidance issued, entered into, or promulgated by any Governmental Entities.

“Legal Dispute” means any action, suit or proceeding between or among the Parties arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document.

“Licenses” means all licenses, permits (including environmental, construction and operation permits) and certificates issued by any Governmental Entity.

“Liens” means mortgages, liens, pledges, security interests, charges, claims, restrictions, licenses, deeds of trust, defects in title, contingent rights or other burdens, options or encumbrances.

“March 2023 Odyssey Warrant” means each warrant to purchase one (1) share of Odyssey Common Stock at a price of $1.10 per share.

“Merger” has the meaning set forth in the recitals.

“Merger Consideration” has the meaning set forth in Section 2.2.

“Merger Sub” has the meaning set forth in the preamble.

“Nasdaq” means the Nasdaq Stock Market LLC.

“NOAA” means the National Oceanic and Atmospheric Administration, an agency of the U.S. Department of Commerce, and any successor Governmental Entity or any office or official thereof having jurisdiction over the NOAA Application.

“NOAA Application” means (a) the NOAA exploration license application for AOM Area-1 LLC, submitted by AOM’s relevant Subsidiary to NOAA on November 26, 2025, including the amended applications submitted on December 18, 2025 and January 30, 2026; and (b) the NOAA exploration license application for AOM Area-2 LLC, submitted by AOM’s relevant Subsidiary to NOAA on December 17, 2025, including the amended application submitted on January 22, 2026, and, in each case, related correspondence with NOAA.

“Non-Core Asset” means Odyssey’s phosphate exploration and development business conducted in Mexico, including the subsea phosphate project located in Mexico’s Exclusive Economic Zone, and all assets, operations, liabilities and equity interests of Odyssey, any of its Subsidiaries and any of their respective Affiliates relating thereto, including Odyssey’s direct and indirect interests in Oceanica Resources Mexico, S. de R.L. de C.V., Phosagmex, S.A.P.I. de C.V., and any successor, subsidiary, joint venture or similar entity holding interests in such project.

“Oceanica Equity Exchange Agreements” mean those certain Amended and Restated Equity Exchange Agreements between Odyssey and certain individuals dated as of June 27, 2025, pursuant to which Odyssey is obligated to issue an aggregate of 1,841,137 shares of Odyssey Common Stock on the terms set forth therein.

“Odyssey” has the meaning set forth in the preamble.

“Odyssey Annual Meeting” has the meaning set forth in Section 5.19.

“Odyssey Articles Amendment” has the meaning set forth in the recitals.

“Odyssey Assumed Warrants” has the meaning set forth in Section 2.4(b).

“Odyssey Assumed Warrants Issuance” has the meaning set forth in the recitals.

“Odyssey Assumed Warrant Shares” has the meaning set forth in Section 2.4(b).

“Odyssey Benefit Plan” means each employee benefit plan (within the meaning of Section 3(3) of ERISA) and each other material employee benefit, compensation, bonus, incentive, equity or equity-based, deferred compensation, retirement, pension, profit-sharing, savings, severance or change-in-control plan, program or arrangement, in each case that is sponsored or maintained by Odyssey or any of its Subsidiaries for the benefit of its current or former employees, officers or directors or with respect to which Odyssey or any of its Subsidiaries has any direct or contingent liability.

“Odyssey Board” has the meaning set forth in the recitals.

“Odyssey Board Recommendation” has the meaning set forth in Section 5.9(a).

“Odyssey Closing Certificate” has the meaning set forth in Section 6.2(c).

“Odyssey Common Stock” means the common stock, par value $0.0001 per share, of Odyssey.

“Odyssey Intellectual Property” means all Intellectual Property that is owned by Odyssey or any of its Subsidiaries.

“Odyssey Lease” has the meaning set forth in Section 4.8(c).

“Odyssey Leased Real Property” has the meaning set forth in Section 4.8(b).

“Odyssey Licenses” has the meaning set forth in Section 4.14.

“Odyssey Material Adverse Effect” means any effect, change, event, circumstance, condition or occurrence that, individually or in the aggregate, has a material adverse effect on the business, results of operations or condition (financial or otherwise) of Odyssey and its Subsidiaries, taken as a whole; provided, however, that none of the following shall constitute an Odyssey Material Adverse Effect or be taken into account in determining whether an Odyssey Material Adverse Effect has occurred or would reasonably be expected to occur: (a) changes in general conditions in the industries in which Odyssey and its Subsidiaries operate, (b) changes in general economic or political conditions, including conditions in the securities, credit, financial or other capital markets, in each case in the United States or any other jurisdiction in which Odyssey or any of its Subsidiaries operate, including changes or fluctuations in commodity prices, metal prices, supply or demand for commodities or metals, or related input costs, (c) changes in Law or in GAAP (or other applicable accounting regulations or principles), or in the interpretation or enforcement thereof, (d) the public announcement of this Agreement or the public announcement, pendency or consummation of the transactions contemplated hereby or by the Ancillary Agreements, including (i) the impact thereof on the relationships, contractual or otherwise, of Odyssey or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners and (ii) any facts or circumstances relating to AOM or the announcement or other disclosure of AOM’s plans or intentions with respect to the conduct of the business of Odyssey and its Subsidiaries after the Closing (provided, however, that this clause (d) shall not apply to any representation or warranty to the extent the express purpose thereof is to address consequences resulting from the execution, delivery and performance of this Agreement and any Ancillary Agreements to which Odyssey is a party or the consummation of the transactions contemplated hereby or by such the Ancillary Agreements), (e) acts of war (whether or not declared), military activity, sabotage, civil disobedience or terrorism (including cyberattacks), or any escalation or worsening thereof, (f) acts of God, weather conditions, calamities, earthquakes, fires, floods, hurricanes, tornadoes or other natural or man-made disasters or force majeure events, (g) any epidemic, pandemic, disease outbreak or other public health emergency, crisis or event, or worsening thereof or responses thereto, (h) any change in Odyssey’s credit ratings, (i) any decline in the market price, or change in trading volume, of any securities of Odyssey, (j) any failure to meet any internal or published projections, forecasts, budgets or financial or operating predictions in respect of revenue, earnings, cash flow or cash position, (k) the imposition or modification of any tariffs, trade restrictions or other duties, including those arising from changes in trade policies or international relations, and the effects of any trade wars, (l) any event, circumstance, change, effect or condition that results from compliance with the terms of, or the taking of any action required or contemplated by, this Agreement or the Ancillary Agreements, or any action taken, or failure to take action, or such other changes, in each case which AOM or any of its Affiliates has approved, consented to or requested or otherwise taken or omitted to take, (m) events, circumstances, changes, effects or conditions arising from, or attributable to, any matter disclosed in, or reasonably determinable from, the Odyssey Disclosure Schedule, or (n) events, circumstances, changes, effects or conditions arising from, or attributable to the Non-Core Asset; provided that the underlying facts or occurrences giving rise or contributing to such change, decline or failure in clauses (h), (i) and (j) may be deemed to constitute an Odyssey Material Adverse Effect or be taken into account in determining whether an Odyssey Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not otherwise excluded hereunder; provided, further, that any effect, change, event, circumstance, condition or occurrence referred to in clauses (a), (b), (c), (e), (f), (g) or (k) may be deemed to constitute an Odyssey Material Adverse Effect, or be taken into account in determining whether an Odyssey Material Adverse Effect has occurred or would reasonably be expected to occur, to the extent such effect, change, event, circumstance, condition or occurrence has a disproportionate adverse effect on Odyssey and its Subsidiaries (without giving effect to the Merger), taken as a whole, as compared to other participants in the industry in which they operate (in which case, only the incremental disproportionate adverse effect may be taken into account in determining whether an Odyssey Material Adverse Effect has occurred or would reasonably be expected to occur).

“Odyssey Material Contract” means a material contract, as such term is defined in Regulation S-K of the SEC, to which Odyssey is party.

“Odyssey Parties” has the meaning set forth in the preamble.

“Odyssey New Preferred Shares” means shares of a new series of preferred stock of Odyssey (the terms of which shall be set forth in a certificate of designation filed prior to or at the Closing) that provides for: (a) conversion of such Odyssey New Preferred Shares into shares of Odyssey Common Stock on an as-converted basis intended to be economically equivalent to the shares of Odyssey Common Stock for which such Odyssey New Preferred Shares are issued; (b) a limitation on conversion pursuant to which no conversion may be effected to the extent that such conversion would result in the holder thereof, together with its Affiliates, beneficially owning (as defined in Section 13(d) of the Exchange Act) more than 4.99% of the outstanding shares of Odyssey Common Stock immediately following such conversion; (c) voting rights on an as-converted basis with the Odyssey Common Stock, voting together with the Odyssey Common Stock as a single class, but only to the extent such Odyssey New Preferred Shares are then convertible into Odyssey Common Stock; and (d) such other powers, preferences, rights and qualifications, limitations and restrictions as are required under applicable state law to establish a valid series of preferred stock.

“Odyssey Preferred Stock” has the meaning set forth in Section 4.3(a).

“Odyssey Related Parties” has the meaning set forth in Section 8.3(d).

“Odyssey Reports” means each form, statement, registration statement, prospectus, report, schedule, proxy statement and other document (including exhibits and schedules thereto and the other information incorporated therein) filed with or furnished to the SEC on a voluntary basis or otherwise for the past three (3) years by Odyssey pursuant to the Securities Act or the Exchange Act, including any amendments thereto.

“Odyssey Share Issuance” has the meaning set forth in the recitals.

“Odyssey Shareholder Approval” has the meaning set forth in Section 4.2.

“Odyssey Shareholder Meeting” has the meaning set forth in Section 5.9.

“Odyssey Shareholders” means the holders of Odyssey Common Stock.

“Odyssey Special Transaction Committee” has the meaning set forth in the recitals.

“Odyssey Specified Shareholders” has the meaning set forth in the recitals.

“Odyssey Stock Plans” has the meaning set forth in Section 4.3(a).

“Odyssey Termination Payment” has the meaning set forth in Section 8.3(a).

“OML” means Ocean Minerals, LLC, a Cayman Islands limited liability company.

“OML Agreements” means, collectively, that certain (a) Revenue Participation Agreement, dated as of March 20, 2026, among Moana Minerals Limited, OML and AOM; (b) Collaboration Memorandum of Understanding, dated as of March 20, 2026, between AOM and OML; (c) Unit Purchase Agreement, dated as of

March 20, 2026, between OML and AOM; (d) Sale and Assignment Agreement, dated as of March 20, 2026, among Transocean Minerals Holdings Limited, AOM and Kiva Marine Limited; and (e) Equity Exchange Agreement, dated as of the date hereof, among Odyssey and the members of OML named therein.

“Order” means any award, order, judgment, writ, injunction, ruling or decree entered, issued, made or rendered by any Governmental Entity of competent jurisdiction.

“Organizational Documents” means (a) the certificate of incorporation, (b) bylaws, (c) any charter or similar document adopted or filed in connection with the creation, formation or organization of a Person, (d) any limited liability company, partnership or shareholder agreement, and (e) any amendment to any of the foregoing.

“Outside Date” has the meaning set forth in Section 8.1(b).

“Party” has the meaning set forth in the preamble.

“Per Share Merger Consideration” has the meaning set forth in Section 2.4(a).

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (b) statutory Liens of landlords with respect to AOM Leased Real Property or Odyssey Leased Real Property, as applicable, (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in connection with the organizational, administrative, or compliance activities of AOM, Odyssey or any of their respective Subsidiaries, as applicable, and not yet due and payable, (d) in the case of AOM Leased Real Property or Odyssey Leased Real Property, as applicable, zoning, building codes, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other similar matters of record, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by AOM or Odyssey, as applicable, or the operation of the business conducted thereon, and (e) Liens securing the Indebtedness of AOM or Odyssey, as applicable, to be released on or prior to Closing.

“Person” means any individual, partnership, joint venture, corporation, trust, limited liability company, unincorporated organization or other entity or any Governmental Entity.

“PIPE Agreements” means the PIPE Subscription Agreement, the AOM PIPE Warrant Agreements and, if required pursuant to the terms of the PIPE Subscription Agreement, the PIPE Registration Agreement.

“PIPE Investment” has the meaning set forth in the recitals.

“PIPE Investors” has the meaning set forth in the recitals.

“PIPE Registration Rights Agreement” means the registration rights agreement to be entered into in accordance with the PIPE Subscription Agreement.

“PIPE Subscription Agreement” has the meaning set forth in the recitals.

“Post-Closing Odyssey Chief Executive Officer” has the meaning set forth in Section 1.4(c).

“Proxy Statement/Prospectus” has the meaning set forth in Section 5.8(a).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, dumping or disposing into the environment.

“Representatives” of any Person shall mean such Person’s directors, managers, officers, employees, agents, attorneys, consultants, advisors or other representatives.

“Requisite AOM Approval” has the meaning set forth in Section 3.2.

“Reverse Stock Split” has the meaning set forth in Section 5.19.

“Reverse Stock Split Proposal” has the meaning set forth in Section 5.19.

“Sanctioned Country” means any country or territory that is, or during the past seven (7) years has been, the subject or target of comprehensive, country-wide or territory-wide Sanctions, which, as of the date of this Agreement, comprise Cuba, Iran, Syria (until July 1, 2025), North Korea, and the Crimea, Donetsk and Luhansk People’s Republics regions of Ukraine.

“Sanctioned Person” means any Person that is: (a) identified on, or 50% owned or controlled (directly or indirectly), by one or more Persons identified on, or acting on behalf of a Person identified on, any applicable U.S. or non-U.S. Sanctions- or Ex-Im Laws-related restricted party list, including the U.S. Department of Treasury’s Office of Foreign Asset Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List and the EU Consolidated List, (b) ordinarily resident, operating, or located in, or organized under the Laws of, or 50% owned or controlled (directly or indirectly) by, or acting on behalf of, a Person which is ordinarily resident, operating, or located in, or organized under the Laws of a Sanctioned Country, (c) a government of, or owned or controlled (directly or indirectly) by, or acting on behalf of, a Sanctioned Country or Venezuela, or (d) otherwise a target of Sanctions.

“Sanctions” means all U.S. and non-U.S. economic, financial, or trade sanctions Laws, embargoes, or restrictive measures, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State), the United Nations Security Council, and the European Union.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Specified CIC and OML Agreements” means, collectively, each CIC Agreement and each OML Agreement that, in accordance with its terms, closes within five (5) Business Days of the Closing.

“Software” means all computer software and computer programs (whether in object code or source code format), data and databases in any form or format, firmware and embed versions thereof, and related documentation, developer notes, comments and annotations thereof.

“Stockholders Rights” has the meaning set forth in Section 3.3.

“Subsidiary” or “Subsidiaries” means any Person of which AOM, Odyssey, or other specified Person shall own directly or indirectly through a Subsidiary, a nominee arrangement or otherwise at least a majority of the outstanding capital stock (or other shares of beneficial interest) entitled to vote generally or otherwise have the power to elect a majority of the board of directors or similar governing body.

“Subsidiary Equity Rights” has the meaning set forth in Section 3.4.

“Superior Proposal” has the meaning set forth in Section 5.10(e)(ii).

“Surviving Corporation” has the meaning set forth in the recitals.

“Tax Return” means any report, return, declaration, claim for refund or information return or statement or other information required or permitted to be supplied to a Governmental Entity in connection with Taxes together with any attachments and all amendments thereto.

“Taxes” means all federal, state, local or non-U.S. taxes, including income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, disability, stamp, transfer, registration, sales, use, excise, gross receipts, value-added estimated, alternative or add-on minimum, escheat, customs and all other taxes, assessments, duties, levies, and other governmental charges of any kind, whether disputed or not, and any charges, additions, interest or penalties imposed by any Governmental Entity with respect thereto.

“Terminating AOM Breach” has the meaning set forth in Section 8.1(g).

“Terminating Odyssey Breach” has the meaning set forth in Section 8.1(h).

“Trade Control Laws” has the meaning set forth in Section 3.17.

“Transaction Proposals” has the meaning set forth in Section 5.8(a).

“Transfer Taxes” has the meaning set forth in Section 5.6(a).

“Treasury Regulations” means the Income Tax Regulations promulgated under the Code.

“willful and intentional breach” means a material breach of this Agreement that is the consequence of an intentional act or failure to act of a Party with the knowledge that such act or failure to act would, or would reasonably be expected to, constitute a material breach of this Agreement.

“Withholding Party” has the meaning set forth in Section 2.6.

FORM OF

TRANSACTION SUPPORT AGREEMENT

This TRANSACTION SUPPORT AGREEMENT (the “Agreement”), dated as of [●], 2026, is entered into by and among Odyssey Marine Exploration, Inc., a Nevada corporation (the “Corporation”), American Ocean Minerals Corporation, a Delaware corporation (“AOM”), and the undersigned shareholders of the Corporation (each, a “Shareholder” and, collectively, the “Shareholders”). Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).

WHEREAS, as of the date hereof, each Shareholder is the record and/or beneficial owner of the number of shares of Odyssey Common Stock set forth on Schedule A hereto (together with such additional shares of Odyssey Common Stock that become beneficially owned (within the meaning of Rule 13d-3 promulgated under the Exchange Act) by such Shareholder after the date hereof until the Termination Date (as defined below), the “Voting Shares”);

WHEREAS, concurrently with the execution of this Agreement, the Corporation, AOM and Oceanus Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of the Corporation (“Merger Sub”) are entering into an Agreement and Plan of Merger, dated as of April 8, 2026 (the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into AOM (the “Merger”), with AOM surviving the Merger as a wholly owned Subsidiary of the Corporation; and

WHEREAS, as a condition and inducement to the willingness of the Corporation and AOM to enter into the Merger Agreement, the Corporation has required that each Shareholder agree, and each Shareholder has agreed, to enter into this Agreement and abide by the covenants and obligations set forth herein.

NOW, THEREFORE, in consideration of the promises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Agreement to Vote. During the period commencing on the date of this Agreement and continuing until the Termination Date (such period, the “Term”), each Shareholder hereby irrevocably and unconditionally agrees solely with the Corporation (and not with any other Shareholder), that, at any meeting of the shareholders of the Corporation (whether annual or special and whether adjourned or postponed), however called, or by written consent of the shareholders of the Corporation, such Shareholder shall: (a) appear at such meeting in person or by proxy, or otherwise cause its Voting Shares to be counted as present thereat for the purpose of establishing a quorum; and (b) vote (or consent), or cause to be voted (or consented), all of its Voting Shares: (i) in favor of (A) the Odyssey Share Issuance, the Odyssey Articles Amendment, and any other Transaction Proposal, and (B) any other action or matter reasonably necessary or advisable to consummate the other transactions contemplated by the Merger Agreement; (ii) without limitation of clause (i), in favor of any proposal to adjourn or postpone any meeting of the shareholders of the Corporation at which any of the matters described in clause (i) are submitted for approval, to a later date if there are insufficient votes to approve such matters at the time such meeting is held; and (iii) against: (A) any transaction involving the acquisition by any third party of any equity interests in, or a material portion of the assets of, the Corporation; (B) any recapitalization, reorganization, liquidation, dissolution, amalgamation, merger, sale of assets or other business combination involving the Corporation; (C) any action, proposal, or transaction that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect any of the transactions contemplated by the Merger Agreement or this Agreement, or that would result in a material breach of any covenant, representation or warranty, or other obligation or agreement of the Corporation or any of its Subsidiaries under the Merger Agreement; (D) any change in the capitalization or dividend policy of the Corporation, or any amendment or other change to the Corporation’s articles of incorporation or bylaws (other than as expressly permitted or required by the Merger Agreement); and (E) any other change in the Corporation’s corporate structure or business except as expressly permitted by the Merger Agreement.

2. No Inconsistent Agreements. Each Shareholder hereby represents, covenants, and agrees that, except for this Agreement: (a) such Shareholder has not entered into and shall not enter into any voting agreement, voting trust, proxy, or similar agreement or understanding with respect to any of its Voting Shares; (b) such Shareholder has not granted and shall not grant, prior to the Termination Date, any proxy, consent, or power of attorney with respect to any of its Voting Shares other than as expressly contemplated by Section 1 or Section 4; (c) such Shareholder has not given and shall not give, prior to the Termination Date, any voting instructions or authorizations that are inconsistent with the obligations set forth in Section 1 with respect to any of its Voting Shares; and (d) such Shareholder has not taken and shall not take any action that would reasonably be expected to (i) result in a breach of this Agreement, (ii) render any representation or warranty of such Shareholder contained herein untrue or incorrect in any material respect, or (iii) prevent, impair, or delay the performance by such Shareholder of any of its obligations under this Agreement.

3. [Transfer of Voting Shares.

(a) During the Term, each Shareholder agrees that it shall not, directly or indirectly, Transfer (as defined below) (whether voluntarily or involuntarily), or enter into any Contract or arrangement with respect to the Transfer of, any Voting Shares or any interest therein (including any transfer of the economic consequences of ownership of such Voting Shares, whether by hedging, cash settlement or otherwise), except as expressly permitted by this Agreement. Notwithstanding the foregoing, the following Transfers (each, a “Permitted Transfer”) shall be permitted: (i) if the Shareholder is an individual, Transfers of Voting Shares to any trust for the direct benefit of such Shareholder or one or more members of the immediate family of such Shareholder; (ii) if the Shareholder is an individual, Transfers of Voting Shares by will, other testamentary document, or intestate succession to a legal representative, heir, beneficiary, or member of the immediate family of such Shareholder; (iii) if the Shareholder is an individual, Transfers occurring by operation of Law pursuant to a qualified domestic relations order or in connection with a divorce settlement; (iv) Transfers of Voting Shares to an Affiliate of such Shareholder; and (v) if the Shareholder holds stock options or restricted stock units of Odyssey, Transfers of Voting Shares issued upon the exercise, settlement or vesting of such stock options or restricted stock units, in each case, solely to the extent necessary to (A) pay the exercise price thereof and/or (B) satisfy applicable Tax withholding obligations; provided, however, that any Permitted Transfer described in clauses (i) through (iv) shall be permitted only if, as a condition precedent to such Transfer, the transferee executes and delivers to the Corporation a joinder to this Agreement pursuant to which such transferee agrees to be bound by, and assume all obligations of the transferring Shareholder under, this Agreement with respect to the Voting Shares so transferred. Any Transfer or attempted Transfer of Voting Shares in violation of this Agreement shall be null and void ab initio.

(b) In the event of any involuntary Transfer of Voting Shares, the transferee shall take and hold such Voting Shares subject to all of the restrictions, rights and obligations under this Agreement until the valid termination hereof.

(c) For purposes of this Agreement, “Transfer” means any direct or indirect sale, transfer, assignment, pledge, encumbrance, hypothecation, grant of a security interest in, gift, distribution, or other disposition of Voting Shares or any interest therein, whether by operation of Law or otherwise.]1

4. Further Assurances; Disclosure. From time to time and without additional consideration, each Shareholder shall execute and deliver, or cause to be executed and delivered, such additional instruments and shall take such further actions as the Corporation may reasonably request in order to carry out the intent and purposes of this Agreement. Without limiting the foregoing, each Shareholder hereby severally, and not jointly, authorizes the Corporation and AOM to disclose, in any public filing made in connection with the Merger Agreement and the transactions contemplated thereby, and in any other announcement or disclosure required by

[1]	Note to Draft: Shareholder holding approximately 10% of the outstanding shares of Odyssey executed a version of this Agreement without this Section 3.

applicable Law, (a) such Shareholder’s identity, (b) such Shareholder’s beneficial ownership of the Voting Shares, and (c) the nature of such Shareholder’s obligations under this Agreement. Each Shareholder further authorizes the Corporation or AOM to file this Agreement as an exhibit to any filing required to be made by the Corporation or AOM with the SEC in connection with the Merger Agreement and the transactions contemplated thereby.

5. Actions; Waiver of Claims. Each Shareholder hereby agrees that it shall not commence, maintain, or participate in, and shall cause its Affiliates not to commence, maintain, or participate in, any action, claim, or proceeding, whether direct, derivative, representative, or otherwise (each, an “Action”), against the Corporation, AOM, Merger Sub, or any of their respective Affiliates, or any of their respective directors, officers, or members, arising out of or relating to the negotiation, execution, or delivery of this Agreement or the Merger Agreement, or the consummation of the transactions contemplated thereby (the “Transactions”), including any Action: (i) challenging the validity or enforceability of, or seeking to enjoin the operation of, any provision of this Agreement; or (ii) alleging any breach of fiduciary duty by the board of directors of the Corporation in connection with the Merger Agreement or the Transactions. Each Shareholder further agrees to take all actions necessary to opt out of any class or collective action relating to any of the foregoing. Notwithstanding the foregoing, nothing in this Section 5 shall limit or restrict any Shareholder from participating as a defendant or asserting counterclaims in response to any Action commenced against such Shareholder relating to this Agreement, the Merger Agreement, or the Transactions.

6. Termination. This Agreement shall terminate upon the earliest to occur of: (a) the Effective Time; (b) the termination of the Merger Agreement in accordance with its terms; (c) the termination of this Agreement by mutual written consent of the parties hereto (such earliest date, the “Termination Date”); (d) the time that the Odyssey Board effects an Adverse Recommendation Change in accordance with the Merger Agreement; or (e) any amendment or modification of any provision of the Merger Agreement that: (i) increases the amount or changes the form of the Merger Consideration in any material respect; and (ii) is not approved by the Odyssey Special Transaction Committee; provided, that the provisions set forth in Sections 6 and 10 to 20 shall survive the termination of this Agreement; and provided, further, that any liability incurred by any party hereto as a result of a breach of a term or condition of this Agreement prior to such termination shall survive the termination of this Agreement.

7. Representations and Warranties of Each Shareholder. Each Shareholder, severally and not jointly, hereby represents and warrants to the Corporation, as of the date hereof, with respect to itself only, as follows:

(a) Organization. Such Shareholder, if not an individual, is duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its organization.

(b) Authority. Such Shareholder has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed, and delivered by such Shareholder and constitutes a valid and binding obligation of such Shareholder, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer, or similar Laws affecting creditors’ rights generally and general principles of equity (the “Bankruptcy and Equity Exception”). No other action or proceeding on the part of such Shareholder, or, if not an individual, any of its governing bodies or equityholders, is necessary to authorize the execution, delivery, or performance of this Agreement.

(c) No Conflicts. Neither the execution and delivery of this Agreement by such Shareholder, nor the performance of its obligations hereunder or the consummation of the transactions contemplated hereby, will: (i) violate, conflict with, or result in a breach of or default under any Contract to which such Shareholder is a party; (ii) violate any applicable Law or Order; or (iii) if not an individual, conflict with or violate the organizational or governing documents of such Shareholder, except, in each case, for conflicts, violations, or defaults that would not materially impair the ability of such Shareholder to perform its obligations under this Agreement.

(d) Consents and Approvals. No consent, approval, order, authorization, or filing with or notification to any Governmental Entity is required to be obtained or made by such Shareholder in connection with the execution and delivery of this Agreement or the performance of its obligations hereunder, except for those that would not reasonably be expected to materially and adversely affect such Person’s ability to perform its obligations under this Agreement.

(e) Ownership of Voting Shares. Such Shareholder is the record and beneficial owner of, and has good and marketable title to, the shares of Odyssey Common Stock that constitute such Shareholder’s Voting Shares, free and clear of all Liens, other than (i) Liens created by this Agreement, (ii) restrictions on transfer of general applicability under applicable securities Laws, or (iii) restrictions that do not impair such Shareholder’s ability to perform its obligations hereunder. Such Shareholder does not beneficially own any Voting Shares other than those constituting its Voting Shares as of the date hereof. None of such Voting Shares are subject to any voting trust, proxy, or other agreement or arrangement with respect to the voting of such Voting Shares, except as contemplated by this Agreement.

(f) Reliance. Such Shareholder understands and acknowledges that the Corporation and AOM are entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by such Shareholder and the representations, warranties, covenants, and obligations contained herein. Such Shareholder has had the opportunity to review this Agreement and the Merger Agreement with counsel of its own choosing and understands that the Merger Agreement governs the terms of the Merger and the Transactions.

(g) No Actions. As of the date hereof, there is no Action pending or, to the knowledge of such Shareholder, threatened against such Shareholder or any of its Affiliates, and no Order binding upon such Shareholder or any of its Affiliates, in each case, that would reasonably be expected to (i) question the ownership of such Shareholder’s Voting Shares (as applicable), (ii) challenge the validity or enforceability of this Agreement, or (iii) impair the ability of such Shareholder to perform its obligations under this Agreement.

8. Representations and Warranties of the Corporation. The Corporation hereby represents and warrants to each Shareholder, as of the date hereof, as follows:

(a) Organization. The Corporation is duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its organization.

(b) Authority. The Corporation has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed, and delivered by the Corporation and constitutes a valid and binding obligation of the Corporation, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception. No further corporate action or proceeding on the part of the Corporation or its board of directors is required to authorize the execution, delivery, or performance of this Agreement.

(c) No Conflicts. Neither the execution and delivery of this Agreement by the Corporation, nor the performance by the Corporation of its obligations hereunder or the consummation of the transactions contemplated hereby, will: (i) violate, conflict with, or result in a breach of or default under any Contract to which the Corporation is a party; (ii) violate any applicable Law or Order; or (iii) conflict with or violate the articles of incorporation or bylaws of the Corporation, except, in each case, for conflicts, violations, or defaults that would not materially impair the ability of the Corporation to perform its obligations under this Agreement.

(d) Consents and Approvals. Except as otherwise set forth in the Merger Agreement, neither the execution and delivery of this Agreement by the Corporation nor the performance by the Corporation of its obligations hereunder or the consummation of the transactions contemplated hereby requires the Corporation to obtain any consent, approval, order, waiver, authorization, or permit of, or to make any filing with or notification to, any Governmental Entity, except for such consents, approvals, filings, or notifications the failure of which to obtain or make would not reasonably be expected to materially and adversely affect the ability of the Corporation to perform its obligations under this Agreement.

9. Shareholder Capacity. No Shareholder, and no Person executing this Agreement on behalf of a Shareholder, who is or becomes during the Term a director or officer of Odyssey or any of its Affiliates, shall be deemed to have made any agreement or understanding herein in such Person’s capacity as a director or officer, or to have agreed to take or refrain from taking any action in such capacity, to the extent such action or inaction is required to comply with such Person’s fiduciary duties or other legal obligations under applicable Law. Any action taken or not taken by a Shareholder or such Person in his or her capacity as a director or officer of Odyssey or any of its Affiliates shall not be deemed to constitute a breach of this Agreement. Each Person executing this Agreement on behalf of a Shareholder does so solely in such Person’s capacity as a representative of such Shareholder, and nothing herein shall limit or affect any actions taken (or failures to act) by such Person in such Person’s capacity as a director or officer of Odyssey or any of its Affiliates.

10. Specific Performance. Each Shareholder hereby acknowledges and agrees, severally and not jointly, that: (a) the covenants, obligations, and agreements set forth in this Agreement relate to special, unique, and extraordinary matters; (b) the Corporation and AOM are entering into the Merger Agreement in reliance upon such covenants, obligations, and agreements; and (c) irreparable harm would result, and monetary damages would not be an adequate remedy, if any such covenants, obligations, or agreements were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each Shareholder agrees that the Corporation and AOM shall be entitled to seek and obtain injunctive relief, specific performance, or other equitable relief to prevent or cure any breach or threatened breach of this Agreement, without the necessity of proving actual damages or posting any bond or other security, and each Shareholder hereby irrevocably waives any requirement for the posting of any such bond or security. Each Shareholder further agrees that it shall not oppose the granting of any injunction, decree of specific performance, or other equitable relief on the ground that the Corporation or AOM has an adequate remedy at law or that such equitable relief is otherwise inappropriate. Without limiting the foregoing, each Shareholder acknowledges and agrees that, during the Term, the Corporation and AOM shall be entitled to seek specific performance to enforce the terms and provisions of this Agreement and to prevent or cure breaches of the covenants required to be performed by such Shareholder, in addition to any other remedies available at law or in equity, including the right to terminate this Agreement in accordance with its terms. Each Shareholder further agrees that it shall not take any position in any legal proceeding relating to this Agreement that is inconsistent with the terms of this Section 10.

11. Amendment. This Agreement may be amended by the parties hereto at any time by execution and delivery of an instrument in writing signed by each of the parties hereto, or in the case of a waiver by a party, signed by the party to whom such right hereunder inures.

12. Extension and Waiver. The Corporation and AOM, on the one hand, and any Shareholder, on the other hand, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party contained herein. No waiver by any party hereto of any condition or of any breach of any provision of this Agreement in any one instance shall be deemed to be a further or continuing waiver of such condition or breach or a waiver of any other condition or breach of any other provision contained herein.

13. Notices. Notices and communications under this Agreement shall be made in writing to a party at the email address set forth immediately after such party’s signature block on the signature pages to this Agreement. A party’s email address for notices or communications may be amended by providing notice of such amendment to the other parties as provided in this Section 13. Notice shall be deemed given when sent with proof of successful transmission.

14. Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, whether written or oral, relating to such subject matter. Each party hereto acknowledges and agrees that, in entering into this Agreement, it has not relied on any promises, assurances, statements or representations, written or oral, other than those expressly set forth in this Agreement.

15. Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party hereto may assign, directly or indirectly (including by operation of Law), this Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other parties hereto.

16. Counterparts. This Agreement may be executed in one (1) or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same agreement. Delivery of an executed counterpart of this Agreement by e-mail (including .pdf or other electronic format) or other electronic transmission shall be as effective as delivery of a manually executed counterpart.

17. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (without regard to any conflict of laws or choice of laws rules or principles that would cause or permit the application of the Laws of any other jurisdiction) as to all matters, including matters of validity, construction, effect, performance and remedies.

18. Consent to Jurisdiction, Etc. Each party hereto irrevocably agrees that any action, suit or proceeding between or among the Parties arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document (each, a “Legal Dispute”) shall be brought exclusively in the state courts of the State of New York located in the Borough of Manhattan in the City of New York or, if federal jurisdiction exists, in the federal courts of the United States located in the Borough of Manhattan in the City of New York. Each such party hereto hereby irrevocably submits to the exclusive jurisdiction of such courts (and the appropriate appellate courts therefrom) and waives, to the fullest extent permitted by applicable Law, any objection to the laying of venue in such courts or any claim that such forum is inconvenient. During the pendency of any Legal Dispute filed in accordance with this Section 18, all actions, suits or proceedings relating to such Legal Dispute (including any counterclaim, cros-claim or interpleader) shall be subject to the exclusive jurisdiction of such court. Each party hereto irrevocably waives, and shall not assert as a defense in any Legal Dispute, that: (a) such party is not subject to the jurisdiction of such courts; (b) such action, suit or proceeding may not be brought or is not maintainable in such court; (c) such party’s property is exempt or immune from execution; (d) such action, suit or proceeding is brought in an inconvenient forum; or (e) the venue is improper. A final judgment in any Legal Dispute described in this Section 18, following expiration of the period permitted for appeal (and subject to any stay during appeal), shall be conclusive and may be enforced in any jurisdiction by suit on the judgment or in any other manner provided by applicable Law. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO A TRIAL BY JURY in any Legal Dispute relating to this Agreement or the transactions contemplated hereby.

19. Severability. If any term or provision of this Agreement is determined to be invalid, illegal or unenforceable under any applicable Law or public policy, the remaining terms, conditions and provisions of this Agreement shall remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby is not materially adversely affected with respect to any party hereto. Upon such determination, the parties hereto shall negotiate in good faith to amend this Agreement so as to effect, to the maximum extent possible, the original intent of the parties in a manner that is valid, legal and enforceable and that permits the transactions contemplated hereby to be consummated as originally contemplated.

20. Confidentiality. Each Shareholder hereby agrees (a) to hold any non-public information regarding this Agreement and the Merger in strict confidence and (b) except as required by law or legal process, not to divulge any such non-public information to any third party.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Agreement as of the date first above written.

ODYSSEY MARINE EXPLORATION, INC., as the Corporation

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

AMERICAN OCEAN MINERALS CORPORATION, as AOM

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

[SHAREHOLDER 1], as Shareholder

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

[SHAREHOLDER 2], as Shareholder

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

[SHAREHOLDER 3], as Shareholder

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

[SHAREHOLDER 4], as Shareholder

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

[SHAREHOLDER 5], as Shareholder

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

[SHAREHOLDER 6], as Shareholder

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

Schedule A

Shareholder	Shares of Odyssey Common Stock
[●]	[●]
[●]	[●]
[●]	[●]
[●]	[●]
[●]	[●]

Confidential

FORM OF

TRANSACTION SUPPORT AGREEMENT

This TRANSACTION SUPPORT AGREEMENT (the “Agreement”), dated as of [●], 2026, is entered into by and among American Ocean Minerals Corporation, a Delaware corporation (the “Corporation”), Odyssey Marine Exploration Inc., a Nevada corporation (“Odyssey”), and the undersigned stockholders of the Corporation, each of whom is, or is a family member or Affiliate of, a director, officer, Affiliate or founder of the Corporation (each, a “Stockholder” and, collectively, the “Stockholders”). Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution of this Agreement, the Corporation, Odyssey and Oceanus Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Odyssey (“Merger Sub”) are entering into an Agreement and Plan of Merger, dated as of April 8, 2026 (the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Corporation (the “Merger”), with the Corporation surviving the Merger as a wholly owned Subsidiary of Odyssey; and

WHEREAS, as of the date hereof, each Stockholder is the record and/or beneficial owner of the number of shares of AOM Common Stock set forth on Schedule A hereto (together with such additional shares of AOM Common Stock that become beneficially owned (within the meaning of Rule 13d-3 promulgated under the Exchange Act) by such Stockholder after the date hereof until the Termination Date (as defined below), the “Voting Shares”), which Voting Shares represent a majority, but less than 100%, of the outstanding shares of AOM Common Stock entitled to vote on the approval of the Merger Agreement;

WHEREAS, as a condition and inducement to the willingness of the Corporation and Odyssey to enter into the Merger Agreement, the Corporation has required that each Stockholder agree, and each Stockholder has agreed, to enter into this Agreement and abide by the covenants and obligations set forth herein.

NOW, THEREFORE, in consideration of the promises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Agreement to Vote. As promptly as reasonably practicable (and in any event within two (2) Business Days) following the time at which the Registration Statement is declared effective under the Securities Act, each Stockholder shall duly execute and deliver to Odyssey the AOM Written Consent, in the form attached hereto as Exhibit A, pursuant to which such Stockholder shall irrevocably and unconditionally consent to the matters, actions, and proposals contemplated by Section 5.13(a) (AOM Stockholder Approval) of the Merger Agreement. Without limiting the generality of the immediately preceding sentence of this Section 1, during the period commencing on the date of this Agreement and continuing until the Termination Date (such period, the “Term”), each Stockholder hereby irrevocably and unconditionally agrees solely with the Corporation (and not with any other Stockholder), that, at any meeting of the stockholders of the Corporation (whether annual or special and whether adjourned or postponed), however called, or by written consent of the stockholders of the Corporation (including by executing the AOM Written Consent), such Stockholder shall: (a) appear at such meeting in person or by proxy, or otherwise cause its Voting Shares to be counted as present thereat for the purpose of establishing a quorum; and (b) vote (or consent), or cause to be voted (or consented), all of its Voting Shares: (i) in favor of (A) the Merger, (B) the adoption and approval of the Merger Agreement, and (C) any other action or matter reasonably necessary or advisable to consummate the Merger and the other transactions contemplated by the Merger Agreement; (ii) without limitation of clause (i), in favor of any proposal to adjourn or postpone any meeting of the stockholders of the Corporation at which any of the matters described in clause (i) are submitted for approval, to a later date if there are insufficient votes to approve such matters at the time such meeting is held; and (iii) against: (A) any transaction involving the acquisition by any third party (other than Odyssey or an affiliate thereof) of any equity interests in, or a material portion of the assets of, the Corporation; (B) any recapitalization, reorganization, liquidation, dissolution, amalgamation, merger, sale of assets or other business combination involving the Corporation (other than the Merger); (C) any action, proposal, or transaction that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement or this Agreement, or that would result in a material breach of any covenant, representation or warranty, or other obligation or agreement of the Corporation or any of its Subsidiaries under the Merger Agreement; (D) any change in the capitalization or dividend policy of the Corporation, or any amendment or other change to the Corporation’s certificate of incorporation or bylaws (other than as required by the Merger Agreement); and (E) any other change in the Corporation’s corporate structure or business except as expressly permitted by the Merger Agreement.

2. No Inconsistent Agreements. Each Stockholder hereby represents, covenants, and agrees that, except for this Agreement: (a) such Stockholder has not entered into and shall not enter into any voting agreement, voting trust, proxy, or similar agreement or understanding with respect to any of its Voting Shares; (b) such Stockholder has not granted and shall not grant, prior to the Termination Date, any proxy, consent, or power of attorney with respect to any of its Voting Shares other than as expressly contemplated by Section 1 or Section 4; (c) such Stockholder has not given and shall not give, prior to the Termination Date, any voting instructions or authorizations that are inconsistent with the obligations set forth in Section 1 with respect to any of its Voting Shares; and (d) such Stockholder has not taken and shall not take any action that would reasonably be expected to (i) result in a breach of this Agreement, (ii) render any representation or warranty of such Stockholder contained herein untrue or incorrect in any material respect, or (iii) prevent, impair, or delay the performance by such Stockholder of any of its obligations under this Agreement.

3. Transfer of Voting Shares.

(a) During the Term, each Stockholder agrees that it shall not, directly or indirectly, Transfer (as defined below) (whether voluntarily or involuntarily), or enter into any Contract or arrangement with respect to the Transfer of, any Voting Shares or any interest therein (including any transfer of the economic consequences of ownership of such Voting Shares, whether by hedging, cash settlement or otherwise), except as expressly permitted by this Agreement. Notwithstanding the foregoing, the following Transfers (each, a “Permitted Transfer”) shall be permitted: (i) if the Stockholder is an individual, Transfers of Voting Shares to any trust for the direct benefit of such Stockholder or one or more members of the immediate family of such Stockholder; (ii) if the Stockholder is an individual, Transfers of Voting Shares by will, other testamentary document, or intestate succession to a legal representative, heir, beneficiary, or member of the immediate family of such Stockholder; (iii) if the Stockholder is an individual, Transfers occurring by operation of Law pursuant to a qualified domestic relations order or in connection with a divorce settlement; and (iv) Transfers of Voting Shares to an Affiliate of such Stockholder; provided, however, that any Permitted Transfer shall be permitted only if, as a condition precedent to such Transfer, the transferee executes and delivers to the Corporation a joinder to this Agreement pursuant to which such transferee agrees to be bound by, and assume all obligations of the transferring Stockholder under, this Agreement with respect to the Voting Shares so transferred. Any Transfer or attempted Transfer of Voting Shares in violation of this Agreement shall be null and void ab initio.

(b) In the event of any involuntary Transfer of Voting Shares, the transferee shall take and hold such Voting Shares subject to all of the restrictions, rights and obligations under this Agreement until the valid termination hereof.

(c) For purposes of this Agreement, “Transfer” means any direct or indirect sale, transfer, assignment, pledge, encumbrance, hypothecation, grant of a security interest in, gift, distribution, or other disposition of Voting Shares or any interest therein, whether by operation of Law or otherwise.

4. Further Assurances; Disclosure. From time to time and without additional consideration, each Stockholder shall execute and deliver, or cause to be executed and delivered, such additional instruments and shall take such further actions as the Corporation may reasonably request in order to carry out the intent and purposes of this Agreement. Each Stockholder authorizes the Corporation or Odyssey to file this Agreement as an exhibit to any filing required to be made by the Corporation or Odyssey with the SEC in connection with the Merger Agreement and the transactions contemplated thereby, provided that personal identifying information of the Stockholder shall be redacted from such filings.

5. Waiver of Appraisal Rights. Each Stockholder hereby irrevocably waives and agrees not to exercise any appraisal, dissenters’, or similar rights that such Stockholder now has or may hereafter acquire under applicable Law (including Section 262 of the General Corporation Law of the State of Delaware), in each case arising out of or in connection with the Merger.

6. Actions; Waiver of Claims. Each Stockholder hereby agrees that it shall not commence, maintain, or participate in, and shall cause its Affiliates not to commence, maintain, or participate in, any action, claim, or proceeding, whether direct, derivative, representative, or otherwise (each, an “Action”), against the Corporation, Odyssey, Merger Sub, or any of their respective Affiliates, or any of their respective directors, officers, or members, arising out of or relating to the negotiation, execution, or delivery of this Agreement or the Merger Agreement, or the consummation of the transactions contemplated thereby (the “Transactions”), including any Action: (i) challenging the validity or enforceability of, or seeking to enjoin the operation of, any provision of this Agreement; or (ii) alleging any breach of fiduciary duty by the board of directors of the Corporation in connection with the Merger Agreement or the Transactions. Each Stockholder further agrees to take all actions necessary to opt out of any class or collective action relating to any of the foregoing. Notwithstanding the foregoing, nothing in this Section 6 shall limit or restrict any Stockholder from participating as a defendant or asserting counterclaims in response to any Action commenced against such Stockholder relating to this Agreement, the Merger Agreement, or the Transactions.

7. Termination. This Agreement shall terminate upon the earliest to occur of: (a) the Effective Time; (b) the termination of the Merger Agreement in accordance with its terms; or (c) the termination of this Agreement by mutual written consent of the parties hereto (such earliest date, the “Termination Date”); provided, that the provisions set forth in Sections 6, 7 and 11 to 21 shall survive the termination of this Agreement; and provided, further, that any liability incurred by any party hereto as a result of a breach of a term or condition of this Agreement prior to such termination shall survive the termination of this Agreement.

8. Representations and Warranties of Each Stockholder. Each Stockholder, severally and not jointly, hereby represents and warrants to the Corporation, as of the date hereof, with respect to itself only, as follows:

(a) Organization. Such Stockholder, if not an individual, is duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its organization.

(b) Authority. Such Stockholder has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed, and delivered by such Stockholder and constitutes a valid and binding obligation of such Stockholder, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer, or similar Laws affecting creditors’ rights generally and general principles of equity (the “Bankruptcy and Equity Exception”). No other action or proceeding on the part of such Stockholder, or, if not an individual, any of its governing bodies or equityholders, is necessary to authorize the execution, delivery, or performance of this Agreement.

(c) No Conflicts. Neither the execution and delivery of this Agreement by such Stockholder, nor the performance of its obligations hereunder or the consummation of the transactions contemplated hereby, will: (i) violate, conflict with, or result in a breach of or default under any Contract to which such Stockholder is a party; (ii) violate any applicable Law or Order; or (iii) if not an individual, conflict with or violate the organizational or governing documents of such Stockholder, except, in each case, for conflicts, violations, or defaults that would not materially impair the ability of such Stockholder to perform its obligations under this Agreement.

(d) Consents and Approvals. No consent, approval, order, authorization, or filing with or notification to any Governmental Entity is required to be obtained or made by such Stockholder in connection with the execution and delivery of this Agreement or the performance of its obligations hereunder, except for those that would not reasonably be expected to materially and adversely affect such Person’s ability to perform its obligations under this Agreement.

(e) Ownership of Voting Shares. Such Stockholder is the record and beneficial owner of, and has good and marketable title to, the shares of AOM Common Stock that constitute such Stockholder’s Voting Shares, free and clear of all Liens, other than (i) Liens created by this Agreement, (ii) restrictions on transfer of general applicability under applicable securities Laws, or (iii) restrictions that do not impair such Stockholder’s ability to perform its obligations hereunder. Such Stockholder does not beneficially own any Voting Shares other than those constituting its Voting Shares as of the date hereof. None of such Voting Shares are subject to any voting trust, proxy, or other agreement or arrangement with respect to the voting of such Voting Shares, except as contemplated by this Agreement.

(f) Reliance. Such Stockholder understands and acknowledges that the Corporation and Odyssey are entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by such Stockholder and the representations, warranties, covenants, and obligations contained herein. Such Stockholder has had the opportunity to review this Agreement and the Merger Agreement with counsel of its own choosing and understands that the Merger Agreement governs the terms of the Merger and the Transactions.

(g) No Actions. As of the date hereof, there is no Action pending or, to the knowledge of such Stockholder, threatened against such Person or any of its Affiliates, and no Order binding upon such Person or any of its Affiliates, in each case, that would reasonably be expected to (i) question the ownership of such Person’s Voting Shares (as applicable), (ii) challenge the validity or enforceability of this Agreement, or (iii) impair the ability of such Person to perform its obligations under this Agreement.

9. Representations and Warranties of the Corporation. The Corporation hereby represents and warrants to each Stockholder, as of the date hereof, as follows:

(a) Organization. The Corporation is duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its organization.

(b) Authority. The Corporation has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed, and delivered by the Corporation and constitutes a valid and binding obligation of the Corporation, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception. No further corporate action or proceeding on the part of the Corporation or its board of directors is required to authorize the execution, delivery, or performance of this Agreement.

(c) No Conflicts. Neither the execution and delivery of this Agreement by the Corporation, nor the performance by the Corporation of its obligations hereunder or the consummation of the transactions contemplated hereby, will: (i) violate, conflict with, or result in a breach of or default under any Contract to which the Corporation is a party; (ii) violate any applicable Law or Order; or (iii) conflict with or violate the certificate of incorporation or bylaws of the Corporation, except, in each case, for conflicts, violations, or defaults that would not materially impair the ability of the Corporation to perform its obligations under this Agreement.

(d) Consents and Approvals. Except as otherwise set forth in the Merger Agreement, neither the execution and delivery of this Agreement by the Corporation nor the performance by the Corporation of its obligations hereunder or the consummation of the transactions contemplated hereby requires the Corporation to obtain any consent, approval, order, waiver, authorization, or permit of, or to make any filing with or notification to, any Governmental Entity, except for such consents, approvals, filings, or notifications the failure of which to obtain or make would not reasonably be expected to materially and adversely affect the ability of the Corporation to perform its obligations under this Agreement.

10. Specific Performance. Each Stockholder hereby acknowledges and agrees, severally and not jointly, that: (a) the covenants, obligations, and agreements set forth in this Agreement relate to special, unique, and extraordinary matters; (b) the Corporation and Odyssey are entering into the Merger Agreement in reliance upon such covenants, obligations, and agreements; and (c) irreparable harm would result, and monetary damages would not be an adequate remedy, if any such covenants, obligations, or agreements were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each Stockholder agrees that the Corporation and Odyssey shall be entitled to seek and obtain injunctive relief, specific performance, or other equitable relief to prevent or cure any breach or threatened breach of this Agreement, without the necessity of proving actual damages or posting any bond or other security, and each Stockholder hereby irrevocably waives any requirement for the posting of any such bond or security. Each Stockholder further agrees that it shall not oppose the granting of any injunction, decree of specific performance, or other equitable relief on the ground that the Corporation or Odyssey has an adequate remedy at law or that such equitable relief is otherwise inappropriate. Without limiting the foregoing, each Stockholder acknowledges and agrees that, during the Term, the Corporation and Odyssey shall be entitled to seek specific performance to enforce the terms and provisions of this Agreement and to prevent or cure breaches of the covenants required to be performed by such Stockholder, in addition to any other remedies available at law or in equity, including the right to terminate this Agreement in accordance with its terms. Each Stockholder further agrees that it shall not take any position in any legal proceeding relating to this Agreement that is inconsistent with the terms of this Section 10.

11. Amendment. This Agreement may be amended by the parties hereto at any time by execution and delivery of an instrument in writing signed by each of the parties hereto, or in the case of a waiver by a party, signed by the party to whom such right hereunder inures.

12. Extension and Waiver. The Corporation and Odyssey, on the one hand, and any Stockholder, on the other hand, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party contained herein. No waiver by any party hereto of any condition or of any breach of any provision of this Agreement in any one instance shall be deemed to be a further or continuing waiver of such condition or breach or a waiver of any other condition or breach of any other provision contained herein.

13. Notices. Notices and communications under this Agreement shall be made in writing to a party at the email address set forth immediately after such party’s signature block on the signature pages to this Agreement. A party’s email address for notices or communications may be amended by providing notice of such amendment to the other parties as provided in this Section 13. Notice shall be deemed given when sent with proof of successful transmission.

14. Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, whether written or oral, relating to such subject matter. Each party hereto acknowledges and agrees that, in entering into this Agreement, it has not relied on any promises, assurances, statements or representations, written or oral, other than those expressly set forth in this Agreement.

15. Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party hereto may assign, directly or indirectly (including by operation of Law), this Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other parties hereto.

16. Counterparts. This Agreement may be executed in one (1) or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same agreement. Delivery of an executed counterpart of this Agreement by e-mail (including .pdf or other electronic format) or other electronic transmission shall be as effective as delivery of a manually executed counterpart.

17. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (without regard to any conflict of laws or choice of laws rules or principles that would validity, construction, effect, performance and remedies. cause or permit the application of the Laws of any other jurisdiction) as to all matters, including matters of

18. Consent to Jurisdiction, Etc. Each party hereto irrevocably agrees that any action, suit or proceeding between or among the Parties arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document (each, a “Legal Dispute”) shall be brought exclusively in the state courts of the State of New York located in the Borough of Manhattan in the City of New York or, if federal jurisdiction exists, in the federal courts of the United States located in the Borough of Manhattan in the City of New York. Each such party hereto hereby irrevocably submits to the exclusive jurisdiction of such courts (and the appropriate appellate courts therefrom) and waives, to the fullest extent permitted by applicable Law, any objection to the laying of venue in such courts or any claim that such forum is inconvenient. During the pendency of any Legal Dispute filed in accordance with this Section 18, all actions, suits or proceedings relating to such Legal Dispute (including any counterclaim, cross-claim or interpleader) shall be subject to the exclusive jurisdiction of such court. Each party hereto irrevocably waives, and shall not assert as a defense in any Legal Dispute, that: (a) such party is not subject to the jurisdiction of such courts; (b) such action, suit or proceeding may not be brought or is not maintainable in such court; (c) such party’s property is exempt or immune from execution; (d) such action, suit or proceeding is brought in an inconvenient forum; or (e) the venue is improper. A final judgment in any Legal Dispute described in this Section 18, following expiration of the period permitted for appeal (and subject to any stay during appeal), shall be conclusive and may be enforced in any jurisdiction by suit on the judgment or in any other manner provided by applicable Law. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO A TRIAL BY JURY in any Legal Dispute relating to this Agreement or the transactions contemplated hereby.

19. Severability. If any term or provision of this Agreement is determined to be invalid, illegal or unenforceable under any applicable Law or public policy, the remaining terms, conditions and provisions of this Agreement shall remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby is not materially adversely affected with respect to any party hereto. Upon such determination, the parties hereto shall negotiate in good faith to amend this Agreement so as to effect, to the maximum extent possible, the original intent of the parties in a manner that is valid, legal and enforceable and that permits the transactions contemplated hereby to be consummated as originally contemplated.

20. Confidentiality. Each Stockholder hereby agrees (a) to hold any non-public information regarding this Agreement and the Merger in strict confidence and (b) except as required by law or legal process, not to divulge any such non-public information to any third party.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Agreement as of the date first above written.

AMERICAN OCEAN MINERALS CORPORATION, as the Corporation

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

ODYSSEY MARINE EXPLORATION, INC., as Odyssey

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

[STOCKHOLDER 1], as Stockholder

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

[STOCKHOLDER 2], as Stockholder

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

[STOCKHOLDER 3], as Stockholder

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

[STOCKHOLDER 4], as Stockholder

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

[STOCKHOLDER 5], as Stockholder

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

[STOCKHOLDER 6], as Stockholder

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

Schedule A

Stockholder	Shares of AOM Common Stock
[●]	[●]
[●]	[●]
[●]	[●]
[●]	[●]
[●]	[●]

ANNEX B

April 8, 2026

Special Transaction Committee of the Board of Directors

Odyssey Marine Exploration, Inc.

205 S. Hoover Blvd., Suite 210

Tampa, FL 33609

Members of the Special Transaction Committee:

You have requested our opinion as to the fairness, from a financial point of view, to Odyssey Marine Exploration, Inc. (“Omega”) of the Exchange Ratio (as defined below) pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among Omega, Oceanus Merger Sub, Inc., a wholly owned subsidiary of Omega (“Merger Sub”), and American Ocean Minerals Corporation (“Alpha”). As more fully described in the Agreement, Merger Sub will be merged with and into Alpha (the “Transaction”), following which Alpha will be the surviving corporation and a wholly owned subsidiary of Omega, and each issued and outstanding share of common stock, par value $0.0001 per share (“Alpha Common Stock”), of Alpha, other than shares held in the treasury of Alpha or owned by Omega or Merger Sub immediately prior to the effective time of the Transaction and shares as to which the holder has properly demanded appraisal in accordance with the General Corporation Law of the State of Delaware, will be converted into the right to receive 4.5017 shares (the “Exchange Ratio”) of common stock, par value $0.0001 per share (“Omega Common Stock”), of Omega or, to the extent provided in the Agreement, shares of a new series of preferred stock of Omega (the “Omega New Preferred Shares”) intended to be economically equivalent to the shares of Omega Common Stock for which such Omega New Preferred Shares are issued. As provided in the Agreement, at the closing of the Transaction, Omega will issue with respect to the Alpha Common Stock an aggregate number of shares of Omega Common Stock, or equivalent in the form of Omega New Preferred Shares, equal to the Exchange Ratio multiplied by the sum of (i) the number of shares of Alpha Common Stock outstanding on the date of the Agreement, (ii) the number of shares of Alpha Common Stock issued immediately prior to the effective time of the Transaction pursuant to and in connection with Alpha’s convertible debentures, which you have advised us will automatically convert into shares of Alpha Common Stock immediately prior to the effective time of the Transaction (the “Bridge Debentures”), including any additional shares of Alpha Common Stock issuable upon conversion of the Bridge Debentures, subject to terms of the Agreement and pursuant to specified anti-dilution provisions of an agreement to which Alpha is a party, and (iii) the number of shares of Alpha Common Stock issued immediately prior to the effective time of the Transaction pursuant to the PIPE Agreements (as defined in the Agreement).

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to Omega; (ii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of Omega and Alpha furnished to us by Omega and Alpha, including certain financial forecasts for Omega and Alpha, based on certain estimated financial data for Omega and Alpha furnished to us by Omega and Alpha, certain financial forecasts for Ocean Minerals LLC (“Ocean Minerals”) and CIC Limited (“CIC” and, collectively with Ocean Minerals, the “Operating Assets”) prepared by the respective managements of the Operating Assets, and certain commodities pricing data applicable to the Operating Assets (which financial forecasts, estimates and data have been approved for our use in connection with our financial analysis and opinion by the management of Omega); (iii) reviewed information regarding the capitalization of Omega, Alpha and the Operating Assets furnished to us by Omega, Alpha and the Operating Assets (which information has been approved for our use in connection with our financial analysis and opinion by the management of Omega); (iv) reviewed certain internal information relating to certain cost savings

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Moelis & Company LLC doing business as Moelis

expected to result from the Transaction and certain other pro forma financial effects of the Transaction (collectively, the “Pro Forma Effects”) furnished to us by Omega; (v) conducted discussions with members of the senior management and representatives of Omega concerning the information described in clauses (i) through (iv) of this paragraph, as well as the business and prospects of Omega, Alpha and the Operating Assets, generally; (vi) reviewed the reported prices and trading activity for the Omega Common Stock; (vii) reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed relevant; (viii) reviewed an execution version of the Agreement; (ix) participated in certain discussions and negotiations among representatives of Omega and Alpha and their advisors; and (x) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our analysis and opinion, we have relied on the information supplied to, discussed with or reviewed by us being complete and accurate in all material respects. We have not independently verified any such information (or assumed any responsibility for the independent verification of any such information). We have also relied on the representation of Omega’s management that they are not aware of any facts or circumstances that would make any such information inaccurate or misleading. We have relied upon, without independent verification, the assessment of Omega and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts, estimates and other data referred to above (upon which we have relied without independent verification), we have assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of, as the case may be, Omega, Alpha and the Operating Assets as to the future performance of Omega, Alpha and the Operating Assets. With respect to the estimates of the Pro Forma Effects (including the amount, timing and achievability thereof) referred to above (upon which we have relied without independent verification), we have assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Omega as to the matters addressed thereby. We express no views as to the reasonableness of any financial forecasts or the assumptions on which they are based. In addition, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of Omega, Alpha or the Operating Assets, nor have we been furnished with any such evaluation or appraisal. In addition, we have relied on the assessments of the management of Omega as to the existing technology, products and services of the Operating Assets and the validity of, and risks associated with, the future technology, products and services of the Operating Assets. We have assumed that there will be no developments with respect to any of the foregoing that would affect our analysis or opinion.

Our opinion does not address Omega’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Omega. Our opinion does not address any legal, regulatory, tax or accounting matters. We have not been asked to, nor do we, offer any opinion as to any terms of the Agreement or any aspect or implication of the Transaction, except for the fairness of the Exchange Ratio from a financial point of view to Omega. In addition, we express no opinion as to the terms of the Bridge Financing (as defined in the Agreement), the financing contemplated by the PIPE Agreements or the Non-Core Asset Transactions (as defined in the Agreement).

The Agreement also contemplates, and we have assumed, that the Non-Core Asset Transactions will be consummated prior to the closing of the Transaction and, as a result thereof, the Non-Core Asset (as defined in the Agreement) will not be owned by Omega, after giving effect to the Transaction and the Non-Core Asset Transactions. Our opinion relates to the relative values of Omega (excluding the Non-Core Asset) and Alpha. We have evaluated the Exchange Ratio relative to ranges of illustrative values for Omega and Alpha indicated by our analysis (without giving effect to (i) the Bridge Financing or the financing contemplated by the PIPE Agreements, or the conversion thereof into Alpha Common Stock or (ii) any value attributable to the Non-Core Asset). With your consent, we express no opinion as to what the value of Omega Common Stock or Omega New

Preferred Shares actually will be when issued pursuant to the Transaction or the prices at which any such shares may trade at any time. With your approval, we have treated the Omega New Preferred Shares to be issued in the Transaction as identical, in all respects material to our analysis, to shares of Alpha Common Stock. We are not expressing any opinion as to fair value, viability or the solvency of Omega or Alpha following the closing of the Transaction or at any time.

In rendering this opinion, we have assumed that the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, that the Transaction, including the Bridge Financing, the PIPE Investment (as defined in the Agreement) and the Non-Core Asset Transaction, will be consummated in accordance with its terms without any waiver or modification that could be material to our analysis, that the representations and warranties of each party set forth in the Agreement are accurate and correct, and that the parties to the Agreement will comply with all the material terms of the Agreement. We have assumed that all governmental, regulatory or other consents or approvals necessary for the completion of the Transaction will be obtained, except to the extent that any failures to obtain such consents or approvals would not be material to our analysis. In addition, representatives of Omega have advised us, and we have assumed, that the merger contemplated by the Transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and that the Transaction will otherwise have the tax consequences intended thereby. We understand that (i) in Omega’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, the audit report contains a statement to the effect that Omega’s operating losses and need for additional capital to fund operations and capital expenditures raise substantial doubt about Omega’s ability to continue as a going concern and (ii) contemporaneously with the execution and delivery of the Agreement,

Alpha and Omega are entering into a note purchase agreement, pursuant to which Alpha has agreed to purchase certain senior secured notes issued by Omega for the purpose of bridging Omega’s financing needs through the closing of the Transaction.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility to update this opinion for developments after the date hereof. As you are aware, the credit, commodities, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on Omega, Alpha or the Transaction.

We have acted as your financial advisor in connection with the Transaction and will receive a fee for our services, the principal portion of which is contingent upon the consummation of the Transaction. We also became entitled to receive a fee upon the substantial completion of our work in connection with the delivery of this opinion. Our affiliates, employees, officers and partners may at any time own securities (long or short) of Omega, Alpha, CIC, Ocean Minerals, CIC LLC, SummitNorth, Inc. or Transocean Minerals Holdings Ltd., and/or their respective affiliates. In the two years prior to the date hereof, we have not been engaged by (and have not received any fees from) (i) Omega unrelated to the Transaction or (ii) Alpha, CIC, Ocean Minerals, CIC LLC, SummitNorth, Inc., Transocean Minerals Holdings Ltd., Mark Justh, Tom Albanese, Greg Stemm or John Halkyard (the foregoing parties in clauses (i) and (ii), the “Relevant Parties”). In the future, Moelis & Company LLC and its affiliates may provide investment banking and other services to the Relevant Parties and/or their respective affiliates, and would expect to receive compensation for such services.

This opinion is for the use and benefit of the Special Transaction Committee of the Board of Directors of Omega (solely in its capacity as such) in its evaluation of the Transaction. This opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Transaction or any other matter. This opinion does not address the fairness of the Transaction or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of

Omega or Alpha. In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Exchange Ratio or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Exchange Ratio in the Transaction pursuant to the Agreement is fair from a financial point of view to Omega.

Very truly yours,

MOELIS & COMPANY LLC

Annex C

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of April 8, 2026, by and among American Ocean Minerals Corporation, a Delaware corporation (the “Company”), Odyssey Marine Exploration, Inc., a Nevada corporation (“Omega”), and each of the investors identified on the signature pages hereto, severally and not jointly (including their respective successors and assigns, each a “Purchaser” and collectively, the “Purchasers”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Section 1.1 or as otherwise defined elsewhere in this Agreement.

RECITALS

WHEREAS, the Company is or will be party to that certain Agreement and Plan of Merger by and among the Company, Omega, Oceanus Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Omega (“Merger Sub”), dated on or about the date hereof (including all exhibits and schedules thereto, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company at the Effective Time, with the Company surviving such merger, whereby each issued and outstanding share of the Company’s Common Stock will be exchanged for Omega Common Stock (the “Merger”) and as a result of the Merger, Merger Sub will cease to exist and the Company will continue as the surviving corporation and a wholly owned subsidiary of Omega;

WHEREAS, the Company desires to sell to the Purchasers, and the Purchasers, severally and not jointly, desire to purchase from the Company immediately prior to the Effective Time, shares of the Company’s Common Stock, together with five-year warrants for 100% of such number of shares, for an aggregate amount equal to approximately $156 million;

WHEREAS, as set forth in this Agreement, Omega will undertake best efforts to prepare and file with the SEC a registration statement on Form S-4 to register under the Securities Act the Omega Securities (as defined below) and cause such registration statement to become effective at or prior to the Closing Date; and

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser, severally and not jointly, hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, the following terms have the meanings set forth in this Section 1.1:

“Action” means an action, claim, suit or proceeding, whether commenced or threatened, whether direct, derivative, representative, or otherwise.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Anti-Bribery Law” means the U.S. Foreign Corrupt Practices Act of 1977, as amended; the UK Bribery Act 2010, and any rules or regulations promulgated thereunder; the Organisation for Economic

Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; and any other applicable Laws relating to bribery or corruption in any governing jurisdiction.

“Attorney-in-Fact” shall have the meaning ascribed to such term in Section 4.17(c).

“Board of Directors” means the board of directors of the Company.

“BSA/PATRIOT Act” shall have the meaning ascribed to such term in Section 3.2(l).

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home,” “shelter-in-place,” “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York are generally open for use by customers on such day.

“Cleansing Time” means (i) if this Agreement is signed on a day that is not a Trading Day or after 9:00 a.m. (New York City time) and before midnight (New York City time) on any Trading Day, 9:01 a.m. (New York City time) on the Trading Day immediately following the date hereof and (ii) if this Agreement is signed between midnight (New York City time) and 9:00 a.m. (New York City time) on any Trading Day, no later than 9:01 a.m. (New York City time) on the date hereof.

“Closing” shall have the meaning ascribed to such term in Section 2.1(a).

“Closing Date” shall have the meaning ascribed to such term in Section 2.1(a).

“Closing Notice” shall have the meaning ascribed to such term in Section 2.1(b).

“Common Stock” or “Company’s Common Stock” means the Company’s common stock, par value $0.0001 per share.

“Common Stock Equivalents” means any securities of the Company which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Company Covered Action” shall have the meaning ascribed to such term in Section 4.9(a).

“Company Material Adverse Effect” means any effect, change, event, circumstance, condition or occurrence that, individually or in the aggregate, has a material adverse effect on (i) the legal authority, enforceability and ability of the Company to timely comply with the terms of the Transaction Documents or (ii) the business, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following shall constitute a Company Material Adverse Effect or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: (a) changes in general conditions in the industries in which the Company and its Subsidiaries operate, (b) changes in general economic or political conditions, including conditions in the securities, credit, financial or other capital markets, in each case in the United States or any other jurisdiction in which the Company or any of its Subsidiaries operate, including changes or fluctuations in commodity prices, metal prices, supply or demand for commodities or metals, or related input costs, (c) changes in Law or in generally accepted accounting principles (or other applicable accounting regulations or principles), or in the interpretation or enforcement thereof, (d) the public announcement of this Agreement or the Merger Agreement or the public announcement, pendency or consummation of the transactions contemplated hereby or thereby, including (i) the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners and (ii) any facts or circumstances relating to Omega or the announcement or other disclosure of Omega’s plans or intentions with respect to the conduct of the business of the Company and its Subsidiaries after the Closing (provided, however, that this clause (d) shall not apply to any representation or warranty to the extent the express purpose thereof is to address consequences resulting from the execution, delivery and performance of this Agreement, the Merger Agreement or the agreements ancillary thereto which the Company is a party or the consummation of the transactions contemplated hereby or by such the ancillary agreements), (e) acts of war (whether or not declared), military activity, sabotage, civil disobedience or terrorism (including cyberattacks), or any escalation or worsening thereof, (f) acts of God, weather conditions, calamities, earthquakes, fires, floods, hurricanes, tornadoes or other natural or man-made disasters or force majeure events, (g) any epidemic, pandemic, disease outbreak or other public health emergency, crisis or event, or worsening thereof or responses thereto, (h) any change in the Company’s credit ratings, (i) any failure to meet any internal or published projections, forecasts, budgets or financial or operating predictions in respect of revenue, earnings, cash flow or cash position, (j) the imposition or modification of any tariffs, trade restrictions or other duties, including those arising from changes in trade policies or international relations, and the effects of any trade wars, (k) any event, circumstance, change, effect or condition that results from compliance with the terms of, or the taking of any action required or contemplated by, this Agreement, the Merger Agreement or the agreements ancillary thereto, or any action taken, or failure to take action, or such other changes, in each case which the Purchasers have approved, consented to or requested or otherwise taken or omitted to take, or (l) events, circumstances, changes, effects or conditions arising from, or attributable to, any matter disclosed in, or reasonably determinable from, the Company Disclosure Schedule to the Merger Agreement; provided that the underlying facts or occurrences giving rise or contributing to such change, decline or failure in clauses (h) and (i) may be deemed to constitute a Company Material Adverse Effect or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not otherwise excluded hereunder; provided, further, that any effect, change, event, circumstance, condition or occurrence referred to in clauses (a), (b), (c), (e), (f), (g) or (j) may be deemed to constitute a Company Material Adverse Effect, or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, to the extent such effect, change, event, circumstance, condition or occurrence has a disproportionate adverse effect on the Company and its Subsidiaries (without giving effect to the Merger), taken as a whole, as compared to other participants in the industry in which they operate (in which case, only the incremental disproportionate adverse effect may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur).

“Compliance Date” means May 9, 2025, which is the date of the initial incorporation of a predecessor to the Company.

“Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any Indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

“Covered Action” shall have the meaning ascribed to such term in Section 4.9(b).

“Disclosed Transactions” means the transactions contemplated by (a) the Merger Agreement, (b) the Subscription Agreements, Bridge Subscription Agreements, Bridge Debentures, CIC Agreements, OML Agreements and the Non-Core Asset Transactions, in each case as defined in the Merger Agreement and (c) the Royalty Sale.

“Disclosure Document” shall have the meaning ascribed to it in Section 4.5.

“Disclosure Schedules” means the Disclosure Schedules delivered concurrently herewith.

“Disqualification Event” shall have the meaning ascribed to it in Section 3.1(z).

“Effective Time” shall have the meaning ascribed to it in the Merger Agreement.

“Engagement Letters” shall have the meaning ascribed to it in Section 5.3.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Issuance” shall have the meaning ascribed to such term in Section 4.19.

“Expected Closing Date” shall have the meaning ascribed to such term in Section 2.1(b).

“Free Transferability Date” means, with respect to any Omega Securities, the earliest of (i) the date that a registration statement (including the Registration Statement) covering the resale of such Omega Securities has been declared effective by the SEC, (ii) the date of any sale of such Omega Securities pursuant to a Registration Statement or Rule 144, as long as the transferor is not an Affiliate of Omega, (iii) the date that such Omega Securities are eligible for sale under Rule 144, without the requirement for Omega to be in compliance with the current public information required under Rule 144(c)(1) or Rule 144(i)(2) as to such securities without volume or manner-of-sale restrictions or (iv) the one year anniversary of the Closing Date, provided the holder of Omega Securities is not and has not been at any point in the preceding 90-day period an Affiliate of Omega.

“GAAP” shall mean generally accepted accounting principles in the United States of America.

“Governmental Entity” means any nation, state, county, city, town, village, district, or other political jurisdiction of any nature, federal, state, local, municipal, foreign, or other government, governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), multi-national organization or body; or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature or instrumentality of any of the foregoing, including any entity or enterprise owned or controlled by a government or a public international organization or any of the foregoing.

“Indebtedness” of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (including, without limitation, “capital leases” in accordance with GAAP) (other than trade payables entered into in the ordinary course of business consistent with past practice), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with GAAP, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above.

“International Trade Laws” means (a) all U.S. import and export Laws (including those Laws administered by the U.S. Departments of Commerce (Bureau of Industry and Security)) codified at 15 C.F.R., Parts 700-774; Homeland Security (Customs and Border Protection) codified at 19 C.F.R., Parts 1-192; State (Directorate of Defense Trade Controls) codified at 22 C.F.R., Parts 103, 120-130; and the Treasury (Office of Foreign Assets Control) codified at 31 C.F.R., Parts 500-598) and (b) all comparable applicable Laws outside the United States.

“Investor Presentation” shall have the meaning ascribed to it in Section 3.2(g).

“Issuer Covered Person” shall have the meaning ascribed to it in Section 3.1(z).

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, order or consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Legal Proceeding” means any notice of noncompliance or violation, or any Action, demand, charge, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or examination, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Entity.

“Legend Removal Date” shall have the meaning ascribed to such term in Section 4.1.

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Losses” means losses, liabilities, obligations, claims, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation.

“Maximum Rate” shall have the meaning ascribed to such term in Section 5.17.

“Merger Transactions” shall have the meaning ascribed to such term in Section 4.17.

“Money Laundering Laws” shall have the meaning ascribed to such term in Section 3.1(j).

“Nasdaq” means the Nasdaq Stock Market LLC.

“OFAC” shall have the meaning ascribed to such term in Section 3.1(o).

“OFAC List” shall have the meaning ascribed to such term in Section 3.2(l).

“Officer’s Certificate” means a certificate signed by the Chief Executive Officer or the Chief Financial Officer of the Company to the effect that (i) the representations and warranties of the Company in Section 3.1 hereof are true and correct in all material respects, except for those representations and warranties qualified by materiality or Company Material Adverse Effect, which shall be true and correct in all respects, as of the Closing Date, as though made on and as of such date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date, except for those representations and warranties qualified by materiality or Company Material Adverse Effect, which shall be true and correct in all respects as of such earlier date, (ii) all obligations, covenants and agreements to be performed or complied with by the Company at or prior to the Closing have been performed or complied with by the Company in all material respects, and (iii) all of the conditions set forth in Section 2.3(b) have been satisfied.

“Omega Common Stock” means Omega’s common stock, par value $0.0001 per share.

“Omega Covered Action” shall have the meaning ascribed to such term in Section 4.9(b).

“Omega Covered Person” shall have the meaning ascribed to such term in Section 3.3(m).

“Omega Material Adverse Effect” means any change, event, or occurrence that, individually or in the aggregate, has had a material adverse effect on (a) the legal authority, enforceability and ability of Omega to timely comply with the terms of the Transaction Documents, or (b) the business, financial condition, properties, assets, liabilities, stockholders’ equity or results of operations of Omega and its Subsidiaries, taken as a whole.

“Omega S-4 Registration” shall have the meaning ascribed to such term in Section 4.1(d).

“Omega Securities” means the Omega Shares, the Omega Warrants and the Omega Warrant Shares, collectively.

“Omega Shares” means the shares of Omega Common Stock issuable under the Merger Agreement with respect to the Shares.

“Omega Warrants” means five-year warrants for the purchase of shares of Omega Common Stock delivered to the Purchasers at the Closing under the Merger Agreement, in the form of Exhibit B attached hereto, in exchange for cancellation of their Warrants, as provided for in Section 8 of the Warrants.

“Omega Warrant Shares” means the Omega Shares issuable upon exercise of the Omega Warrants.

“Omega Warrant Shareholder Approval” shall have the meaning ascribed to such term in Section 2.3(b) (iv).

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Placement Agents” means Citigroup Global Markets Inc. and Cantor Fitzgerald & Co.

“Purchaser Party” means each Purchaser and such Purchaser’s directors, officers, shareholders, members, partners, investment advisers, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons.

“Registration Rights Agreement” means a Registration Rights Agreement among Omega and the Purchasers and the other parties thereto, in the form of Exhibit A attached hereto, to be entered into if the Omega S-4 Registration has not occurred immediately prior to the Effective Time.

“Registration Statement” means (i) a registration statement meeting the requirements set forth in the Registration Rights Agreement and covering the resale of the Omega Shares and Omega Warrant Shares by the Purchasers as provided for in the Registration Rights Agreement or (ii) the S-4 Registration Statement.

“Required Minimum” means, as of any date, the maximum aggregate number of shares of Omega Common Stock then issued or potentially issuable in the future pursuant to the Transaction Documents, including any Omega Warrant Shares, ignoring any exercise limits set forth therein.

“Reverse Split Ratio” shall have the meaning ascribed to such term in Section 2.3(b) (iv).

“Royalty Sale” means the sale by Alpha to 1001525062 Ontario Inc. of revenue participation or royalty agreements among Alpha and each of (i) CIC; (ii) Moana Minerals Limited, a wholly-owned subsidiary of OML; (iii) AOM Area 1, LLC, a wholly-owned subsidiary of Alpha; (iv) AOM Area 2, LLC, a wholly-owned subsidiary of Alpha; and (v) AOM Area 3, LLC, a wholly-owned subsidiary of Alpha in exchange for a secured promissory note with an aggregate principal amount of US$15,000,000.

“Rule 144” means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same purpose and effect as such rule.

“S-4 Registration Statement” shall have the meaning ascribed to such term in Section 4.1(d).

“Sanctioned Jurisdiction” shall have the meaning ascribed to such term in Section 3.1(o).

“Sanctions Laws” means applicable trade, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures administered or enforced by (i) the United States (including without limitation the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, and the U.S. Department of Commerce), (ii) the European Union and enforced by its member states, (iii) the United Nations, (iv) His Majesty’s Treasury, or (v) any country in which the Company or any of its Subsidiaries or any agent acting on behalf of the forgoing is performing activities.

“SDN List” shall have the meaning ascribed to such term in Section 3.1(o).

“SEC” means the United States Securities and Exchange Commission.

“SEC Reports” means all reports, schedules, forms, statements and other documents required to be filed by a company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two (2) years preceding the date hereof (or such shorter period as such company was required by law or regulation to file such material).

“Securities” means the Shares, the Warrants and the Warrant Shares, collectively.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” means the shares of Common Stock delivered to the Purchasers at the Closing in accordance with Section 2.2(a)(ii) hereof.

“Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock or Omega Common Stock).

“Standard Settlement Period” shall have the meaning ascribed to such term in Section 4.1(c).

“Standstill Period” shall have the meaning ascribed to such term in Section 4.19.

“Subscription Amount” shall mean, as to each Purchaser, the aggregate amount to be paid for the Shares and Warrants purchased hereunder pursuant to the terms of this Agreement as set forth across from such Purchaser’s name on Schedule A hereto in U.S. dollars and in immediately available funds.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Taxes” means all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges in the nature of a tax, together with any interest and any penalties, additions to tax or additional amounts with respect thereto imposed by a Governmental Entity.

“Trading Day” means a day on which the Trading Market is open for trading.

“Trading Market” means the principal national securities exchange on which the Omega Common Stock is listed or quoted for trading on the date in question, if any.

“Transaction Documents” means this Agreement, all exhibits and schedules hereto (including the Disclosure Schedules), the Warrants and, if applicable, the Registration Rights Agreement.

“Warrants” means five-year warrants for the purchase of shares of Common Stock delivered to the Purchasers at the Closing in accordance with Section 2.2(a) (ii) hereof, in the form of Exhibit B attached hereto.

“Warrant Shares” means the shares of Common Stock issuable upon exercise of the Warrants.

“Willful Breach” shall have the meaning ascribed to such term in Section 5.1.

ARTICLE 2

PURCHASE AND SALE

2.1 Closing.

(a) The closing of the purchase and sale of the Shares and Warrants pursuant to this Agreement (the “Closing”) shall occur immediately prior to the Effective Time (the date of such Closing, the “Closing Date”) and take place virtually by the electronic exchange of documents. On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell to each Purchaser, and each Purchaser agrees to purchase, severally and not jointly with each other Purchaser, the number of Shares and Warrants set forth opposite such Purchaser’s name on Schedule A hereto, for an aggregate purchase price equal to the Subscription Amount.

(b) Upon written notice from (or on behalf of) the Company to the Purchaser (the “Closing Notice”) at least five (5) Business Days prior to the date that the Company reasonably expects all conditions to the closing of the Merger to be satisfied (the “Expected Closing Date” and the Expected Closing Date set forth in the first Closing Notice to the Purchasers, the “Initial Expected Closing Date”)), such Purchaser shall deliver to the Company no later than two (2) Business Days prior to the Expected Closing Date, the Subscription Amount for the Shares and Warrants, by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice, such funds to be held by the Company in escrow until the Closing. If the Closing is not consummated on or prior to the fifth (5th) Business Day after the Initial Expected Closing Date, unless otherwise agreed between the Company and the Purchaser, the Company shall return the applicable Subscription Amount to such Purchaser by wire transfer of United States dollars in immediately available funds to an account specified by such Purchaser in writing to the Company. Notwithstanding such return, (i) a failure to close on the Expected Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in Section 2.3 to be satisfied or waived on or prior to the Closing Date, and (ii) the Purchaser shall remain obligated (A) following the Company’s delivery to the Purchaser of a new Closing Notice within four (4) Business Days prior to the new Expected Closing Date, to redeliver funds to the Company no later than two (2) Business Days prior to the new Expected Closing Date set forth in such new Closing Notice and (B) to consummate the Closing upon satisfaction of the conditions set forth in Section 2.3. Notwithstanding the foregoing, with respect to certain Purchasers identified in Schedule A (whose commitments total approximately $22.4 million), the Subscription Amount due will not be paid into escrow but instead will paid at the Closing via an offset to the purchase price due from the Company under certain Sale and Assignment of Debt Agreements, dated April 7, 2026, with respect to the acquisition of shares of common stock and warrants in CIC Limited.

(c) At the Closing, upon satisfaction (or, if applicable, waiver) of the conditions set forth in Section 2.3, the Company shall deliver to the Purchaser, against payment by the Purchaser of its Subscription Amount, the Shares and Warrants in certificated or book entry form (at the Company’s election), in the name of the Purchaser.

2.2 Deliveries.

(a) On or prior to the Closing Date, the Company shall deliver or cause to be delivered to each Purchaser the following:

(i) this Agreement, duly executed by the Company;

(ii) (x) a certificate evidencing (or reasonable evidence of issuance by book entry, as applicable) of the Shares (or, if the closing of the Merger occurs substantially concurrently with the Closing hereunder, the Omega Shares) in form and substance reasonably acceptable to such Purchaser showing such Purchaser (or its nominee in accordance with its instructions) as the owner of such Shares on and as of the Closing Date registered in the name of such Purchaser and (y) the Warrants in the form of Exhibit B (which, if the closing of the Merger occurs substantially concurrently with the Closing hereunder, will automatically become the Omega Warrants pursuant to Section 8 thereof) and registered in the name of such Purchaser;

(iii) the Officer’s Certificate;

(iv) a certificate, executed on behalf of the Company by its Secretary, dated as of the Closing Date, certifying the resolutions adopted by the Board of Directors of the Company approving the transactions contemplated by this Agreement, the other Transaction Documents and the issuance of the Securities, certifying the current versions of the Organizational Documents of the Company and certifying as to the signatures and authority of persons signing the Transaction Documents and related documents on behalf of the Company; and

(v) the Closing Notice.

(b) On or prior to the Closing Date, each Purchaser shall deliver or cause to be delivered to the Company and Omega (as applicable) the following:

(i) this Agreement, duly executed by such Purchaser;

(ii) if the Omega S-4 Registration has not occurred immediately prior to the Effective Time, the Registration Rights Agreement duly executed by such Purchaser; and

(iii) such Purchaser’s Subscription Amount to the account specified in the Closing Notice.

(c) On or prior to the Closing Date, Omega shall deliver or cause to be delivered to each Purchaser the following:

(i) this Agreement, duly executed by Omega; and

(ii) if the Omega S-4 Registration has not occurred immediately prior to the Effective Time, the Registration Rights Agreement duly executed by Omega.

2.3 Closing Conditions.

(a) The obligation of the Company to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by the Company of the additional conditions that, on the Closing Date:

(i) the representations and warranties of the Purchasers contained herein shall be true and correct in all material respects, except for those representations and warranties qualified by materiality, which shall be true and correct in all respects, as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless such representation or warranty was made as of a specific date, in which case such representation and warranty shall be true and correct in all material respects, except for those representations and warranties qualified by materiality, which shall be true and correct in all respects, as of such date);

(ii) all obligations, covenants and agreements to be performed or complied with by each Purchaser on or prior to the Closing shall have been performed or complied with by such Purchaser in all material respects;

(iii) the Purchasers shall have delivered the items set forth in Section 2.2(b) of this Agreement; and

(iv) all conditions to the closing of the Merger shall have been satisfied or waived (other than the Closing hereunder and other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement), and the closing of the Merger shall be set to occur substantially concurrently with the Closing hereunder.

(b) The respective obligations of each Purchaser to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by each Purchaser solely as to such Purchaser of the additional conditions that, on the Closing Date:

(i) the representations and warranties of the Company contained in Section 3.1 hereof and of Omega contained in Section 3.3 hereof shall be true and correct in all material respects, except for those representations and warranties qualified by materiality, Company Material Adverse Effect or Omega Material Adverse Effect, as applicable, which shall be true and correct in all respects, as of the date of this Agreement and as of the Closing Date, as though made on and as of such date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date, except for those representations and warranties qualified by materiality, Company Material Adverse Effect or Omega Material Adverse Effect, which shall be true and correct in all respects as of such earlier date;

(ii) all obligations, covenants and agreements to be performed or complied with by the Company and Omega on or prior to the Closing shall have been performed or complied with by it in all material respects;

(iii) all conditions to the closing of the Merger shall have been, in the good faith judgment of the Company and Omega, satisfied or waived (other than the Closing hereunder and other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement), and the closing of the Merger shall be set to occur substantially concurrently with the Closing hereunder. Neither the Company nor Omega shall have amended, modified, or waived or failed to contest an action regarding a breach of any provision under the Merger Agreement in a manner that would reasonably be expected to materially and adversely affect the benefits that a Purchaser would reasonably expect to receive under this Agreement without having received each affected Purchaser’s prior written consent, provided that neither Company nor Omega shall disclose (except with such Purchaser’s consent) any material non-public information in connection with the seeking of such consent;

(iv) prior to or at the Effective Time, Omega shall have effected a reverse share split of the Omega Common Stock resulting in at least twenty-five (25) (the “Reverse Split Ratio”) shares of Omega Common Stock prior to the split being combined into one share of Omega Common Stock; provided that the Reverse Split Ratio (i) may be reduced or waived to the extent approved by Alyeska Master Fund, LP and (ii) shall be reduced if and to the extent necessary for Omega to maintain compliance with the continued listing standards of the Trading Market.

(v) the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement;

(vi) the delivery by Omega of the items set forth in Section 2.2(c) of this Agreement;

(vii) the Omega stockholders shall have approved (either as part of the approval of the Merger or separately) the issuance of the Omega Warrants and Omega Warrant Shares in accordance with the rules of Nasdaq (the “Omega Warrant Shareholder Approval”);

(viii) no Governmental Entity shall have issued any order, decree or ruling, and no law shall be in effect, enjoining, restraining or otherwise prohibiting any of the transactions contemplated hereby; and

(ix) the Closing of the purchase of Securities by each Purchaser shall occur substantially concurrently, provided that a failure by any Purchaser to provide the deliverables set forth in Section 2.2(b) or satisfy the requirements in Section 2.3(a) shall not affect the timing of the Closing in respect of any other Purchaser.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. Except as set forth in the correspondingly numbered section of the Disclosure Schedules that relates to such section or in another section of the Disclosure Schedules to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such section, the Company hereby represents and warrants to each Purchaser that the following representations and warranties are true and complete as of the date hereof and as of the Closing Date (other than representations and warranties which address matters only as of a certain date, which shall be true and correct as written as of such certain date):

(a) The Company (i) is validly existing and in good standing under the laws of the jurisdiction of its incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Agreement, the other Transaction Documents and the Merger Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not cause a Company Material Adverse Effect. Each Subsidiary of the Company is (i) a corporation, limited liability company or other entity validly existing and in good standing under the laws of the jurisdiction of its incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation or formation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not cause a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is in violation of any provision of its Organizational Documents.

(b) The execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, its Board of Directors, or its stockholders in connection herewith or therewith, subject only to the adoption of the Merger Agreement in accordance with the terms thereof by the Company’s stockholders under the Delaware General Corporation Law and the Company’s certificate of incorporation. This Agreement and each other Transaction Document to which the Company is a party has been (or upon delivery will have been) duly executed by the Company and, when duly executed by the other parties thereto and delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(c) The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the issuance and sale of the Securities and the consummation by the Company of the transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any provision of the Company’s certificate of incorporation or bylaws, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, anti-dilution or similar adjustments, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) assuming the accuracy of the representations and warranties of each Purchaser set forth in Section 3.2 of this Agreement, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as would not cause a Company Material Adverse Effect.

(d) Assuming the accuracy of the representations and warranties of each Purchaser set forth in Section 3.2 of this Agreement, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents (including, without limitation, the issuance and sale of the Securities), other than (i) filings required by applicable state securities laws, (ii) such filings as are required by or provided for in the Merger Agreement and (iii) those filings, the failure of which to obtain would not have a Company Material Adverse Effect.

(e) The Shares are duly authorized and, when issued and paid for in accordance with this Agreement, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company, except for restrictions on transfer imposed by applicable securities laws. The Warrant Shares are duly authorized and, when issued upon exercise of the Warrants in accordance with the terms of the Warrant, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company, except for restrictions on transfer imposed by applicable securities laws.

(f) Except as set forth in the Disclosure Schedules, since December 31, 2025, (i) there has been no event, occurrence or development that has had or that would reasonably be expected to cause a Company Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP, (iii) the Company has not altered its method of accounting, and (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock.

(g) There is no Legal Proceeding pending or, to the knowledge of the Company, threatened in writing against the Company or any of its properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) which (i) materially adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities or (ii) would, if there were an unfavorable decision, cause a Company Material Adverse Effect. The Company is not and has not been the subject of any Action or Legal Proceeding involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty.

(h) Assuming the accuracy of each Purchaser’s representations and warranties set forth in Section 3.2 of this Agreement, no registration under the Securities Act or any state securities (or “blue sky”) laws is required for the offer and sale of the Securities by the Company to such Purchaser.

(i) Neither the Company nor any person acting on its behalf has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Securities. The Securities are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2, neither the Company nor any person acting on the Company’s behalf has, directly or indirectly, at any time within the past six (6) months, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would cause the offering of the Securities pursuant to this Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act or any applicable stockholder approval provisions. Neither the Company nor any person acting on the Company’s behalf has offered or sold any securities, or has taken any other action, which would reasonably be expected to subject the offer, issuance or sale of the Securities, as contemplated hereby, to the registration provisions of the Securities Act.

(j) The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no Legal Proceeding involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(k) The Company is solely responsible for the payment of any fees, costs, expenses and commissions of the Placement Agents.

(l) The Company is not, and after giving effect to the offering and sale of the Securities in the financing contemplated hereby, will not be, required to register as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(m) Neither the Company nor any of its Subsidiaries, nor any of their respective officers or directors, nor, to the knowledge of the Company, any of their respective representatives acting on their behalf, has since the Compliance Date, directly or indirectly, offered, given, paid, promised to give or pay, or authorized the giving or payment of anything of value to (i) an official or employee of a foreign or domestic Governmental Entity; (ii) a foreign or domestic political party or an official of a foreign or domestic political party; (iii) a candidate for foreign or domestic political office; or (iv) any Person, in any such case under circumstances where the Company, any of its Subsidiaries or representative thereof knew, or would have reasonably known after due and proper inquiry, that all or a portion of such thing of value would be offered, given, paid, or promised to an official or employee of a foreign or domestic Governmental Entity, a foreign or domestic political party, an official of a foreign or domestic political party, or a candidate for foreign or domestic political office for the purpose of influencing any act or decision of such official, employee, or candidate to obtain or retain business or direct business to any person (in each case in violation of any Anti-Bribery Laws). Neither the Company nor any of its Subsidiaries, nor any of their respective officers and directors, nor, to the knowledge of the Company, any of their respective representatives acting on their behalf, has, since the Compliance Date, directly or indirectly offered, given, paid, promised to give or pay, or authorized the giving or payment of anything of value to any customer, supplier, or other Person who is or may be in a position to assist or hinder the Company or any of its Subsidiaries in connection with any actual or proposed transaction for the purpose of influencing any act or decision of such customer, supplier, or other Person to obtain or retain business or direct business to any person. Neither the Company nor any of its Subsidiaries, nor any of their respective officers and directors, nor, to the knowledge of the Company, any of their respective representatives acting on their behalf, has, since the Compliance Date, been subject to or conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Entity with respect to any alleged act or omission relating to any noncompliance with any Anti-Bribery Laws. Neither the Company nor any of its Subsidiaries, nor any of their respective officers and directors, nor, to the knowledge of the Company, any representatives acting on their behalf has, since the Compliance Date, received any written notice, request, or citation from any Governmental Entity for any actual or potential noncompliance with any Anti-Bribery Laws.

(n) The operations of each of the Company and its Subsidiaries are and have been, since the Compliance Date, conducted at all times in material compliance with any International Trade Laws and Sanctions Laws of any jurisdiction in which the Company or any of its Subsidiaries operates, and no Legal Proceeding between the Company or any of its Subsidiaries and any Governmental Entity with respect to any of the foregoing is pending or, to the knowledge of the Company, threatened in writing.

(o) Neither the Company nor any of its Subsidiaries nor any of their respective directors or officers, or, to the knowledge of the Company, any other Representative acting on behalf of the Company or any of its Subsidiaries is or has been: (i) identified on any applicable sanctions-related list of designated or blocked persons (including without limitation the Specially Designated Nationals and Blocked Persons List (“SDN List”) maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”)); (ii) located, organized, or resident in any country, region or territory that is the subject of comprehensive territorial sanctions administered by the United States and any other jurisdiction in which the Company or any of its Subsidiaries operates (as of the date of this Agreement, Cuba, Iran, North Korea, and the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine) (each a “Sanctioned Jurisdiction”); or (iii) owned, directly or indirectly, individually or in the aggregate, 50 percent or more or otherwise controlled by any of the foregoing. The Company is either (i) not a “person of a country of concern” or (ii) not engaged in any “covered activity,” as these terms are defined in 31 C.F.R. Part 850, as implemented or revised from time to time. The Company has no intention of becoming a “person of a country of concern” that engages in any “covered activity”.

(p) The Company and its Subsidiaries have, since the Compliance Date, maintained in place and implemented risk-based controls and systems designed to promote compliance with economic sanctions administered and maintained by the U.S. government.

(q) Neither the Company nor any of its Subsidiaries has, since the Compliance Date, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any joint venture partner or other Person, in connection with any sales or operations in a Sanctioned Jurisdiction or for the purpose of financing the activities (i) of any Person currently identified on any applicable sanctions-related list of designated or blocked persons maintained by OFAC, or (ii) in any other manner that would constitute a violation of any applicable U.S. sanctions administered by the U.S. government.

(r) Except for fees payable by the Company to the Placement Agents, no brokerage or finder’s fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. The Purchasers shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Transaction Documents.

(s) Except for matters that would not, individually or in the aggregate, cause a Company Material Adverse Effect, the Company and its Subsidiaries each (i) has made or filed all applicable income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all Taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all material Taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid Taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company or of any Subsidiary know of no basis for any such claim.

(t) The Company acknowledges and agrees that each of the Purchasers is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by any Purchaser or any of their representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchasers’ purchase of the Securities. The Company further represents to each Purchaser that the Company’s decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(u) The Company does not have any agreement or understanding with any Purchaser with respect to the transactions contemplated by the Transaction Documents other than as specified in the Transaction Documents. For the avoidance of doubt, the Company has not entered into any other securities purchase agreement with any other Person on or around the date hereof, that includes terms and conditions that are materially more advantageous to such Person than to any Purchaser hereunder.

(v) The Company hereby acknowledges and agrees that (i) the Placement Agents are acting solely as placement agents in connection with the execution, delivery and performance of the Transaction Documents and are not acting as underwriters or in any other capacity and are not and shall not be construed as fiduciaries for the Purchasers, the Company or any other person or entity in connection with the execution, delivery and performance of the Transaction Documents, (ii) the Placement Agents have not made nor will make any representation or warranty, whether express or implied, of any kind or character and the Placement Agents have not provided any advice or recommendation in connection with the execution, delivery and performance of the Transaction Documents and (iii) the Placement Agents will not have any responsibility with respect to (A) any representations, warranties or agreements made by any person or entity under or in connection with the execution, delivery and performance of the Transaction Documents, or the execution, legality, validity or enforceability (with respect to any person) thereof, or (B) the business, affairs, financial condition, operations or properties of, or any other matter concerning the Company.

(w) The Company has not entered into, and will not enter into, any other agreement or any definitive transaction document, side letter, undertaking letter, or other similar agreement or instrument with any Purchaser or any other purchaser of Securities in connection with the transactions contemplated hereby with terms and conditions that are more favorable than the terms and conditions provided to the Purchasers under this Agreement.

(x) At the time it was most recently provided to the Purchasers, the Investor Presentation did not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(y) The Company’s representations and warranties set forth in the Merger Agreement in Sections 3.3 (Capitalization), 3.6(b) (Financial Statements), 3.9 (Real Estate), 3.10 (Intellectual Property), 3.12 (Alpha Contracts), 3.14 (Environmental Matters), 3.15 (Licenses and Permits), 3.16 (No Employees), 3.20 (Insurance), 3.21 (Affiliate Transactions) and 3.25 (NOAA Application) are hereby incorporated by reference and made by the Company, as qualified by the disclosures in the Alpha Disclosure Schedule (as defined in the Merger Agreement).

(z) None of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering hereunder, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Purchasers a copy of any disclosures provided thereunder. The Company will notify the Purchasers and the Placement Agents in writing, prior to the Closing Date of (i) any Disqualification Event relating to any Issuer Covered Person and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Issuer Covered Person.

3.2 Representations and Warranties of the Purchasers. Each Purchaser, for itself and for no other Purchaser, hereby represents and warrants as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a specified date, as of such date) to the Company that the following representations and warranties are true and complete as of the date hereof and as of the Closing Date:

(a) Such Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of its jurisdiction of formation or incorporation with the requisite power and authority to enter into and perform its obligations under the Transaction Documents.

(b) Each Transaction Document to which it is a party has been duly authorized, executed and delivered by such Purchaser, and assuming the due authorization, execution and delivery of the same by the Company, each Transaction Document to which such Purchaser is a party shall constitute the valid and legally binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(c) The execution, delivery and performance of the Transaction Documents, including the purchase of the Securities hereunder, the compliance by such Purchaser with all of the provisions of the Transaction Documents and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of such Purchaser pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which such Purchaser is a party or by which such Purchaser is bound or to which any of the property or assets of such Purchaser is subject; (ii) the Organizational Documents of such Purchaser; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over such Purchaser or any of its properties that in the case of clauses (i) and (iii), would reasonably be expected to have a material adverse effect on such Purchaser’s ability to consummate the transactions contemplated by the Transaction Documents, including the purchase of the Securities.

(d) (i) At the time such Purchaser was offered the Securities, it was, and as of the date hereof, it is an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7) or (9) under the Securities Act) and/or a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act, (ii) such Purchaser is acquiring the Shares only for its own account and not for the account of others, and (iii) such Purchaser is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and, except as otherwise agreed by the Company, the Placement Agents and a Purchaser, has provided the Company with the requested information on Annex A following the signature page hereto).

(e) Such Purchaser acknowledges and agrees that the Securities are being and the Omega Securities may be offered in transactions not involving any public offering within the meaning of the Securities Act and that neither the Securities nor the Omega Securities have been registered under the Securities Act or the securities laws of any state in the United States or other jurisdiction and that neither the Company nor Omega is required to register the Securities or Omega Securities except if the Omega S-4 Registration has not occurred immediately prior to the Effective Time, as set forth in the Registration Rights Agreement. Such Purchaser acknowledges and agrees that the Securities will be and Omega Securities may be “restricted securities” as defined in Rule 144(a)(3) under the Securities Act and may not be offered, resold, transferred, pledged or otherwise disposed of by such Purchaser absent an effective Registration Statement under the Securities Act, except (i) to the issuer thereof or its Subsidiary, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act (including, without limitation, a private resale pursuant to so called “Section 4(a) (1 1⁄2)”), or (iii) an ordinary course pledge such as a broker lien over account property generally, and, in each of clauses (i) through (iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or account entries representing the Securities shall contain a restrictive legend to such effect and any certificates or account entries representing Omega Securities may contain a restrictive legend to such effect. Such Purchaser acknowledges and agrees that the Securities will be and the Omega Securities may be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, such Purchaser may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Securities or Omega Securities and may be required to bear the financial risk of an investment in the Securities or Omega Securities for an indefinite period of time. Each Purchaser acknowledges and agrees that the Securities and, if the Omega S-4 Registration has not occurred immediately prior to the Effective Time, the Omega Securities will not be immediately eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144. Such Purchaser acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Securities or Omega Securities.

(f) Such Purchaser understands and agrees that it is purchasing the Securities directly from the Company. Each Purchaser further acknowledges that there have not been, and such Purchaser hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to such Purchaser by the Company, Omega, the Placement Agents, or any of their respective Affiliates or any of their control persons, officers, directors, employees, partners, agents or representatives, or any other person or entity, expressly or by implication, other than those representations, warranties covenants and agreements of the Company and Omega set forth in this Agreement and, if applicable, the Registration Rights Agreement, respectively. Such Purchaser agrees that none of (i) any other Purchaser (including the controlling persons, members, officers, directors, partners, agents, or employees of any such other Purchaser) and (ii) the Placement Agents, their respective Affiliates or any of their respective Affiliates’ control persons, officers, directors or employees shall be liable (including, without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such person or entity), whether in contract, tort or otherwise, or have any liability or obligation to such Purchaser or any other Purchaser, or any person claiming through such Purchaser or any other Purchaser, including, without limitation, pursuant to this Agreement or the other Transaction Documents related to the offering of the Securities, the negotiation hereof or the subject matter hereof, the transactions contemplated hereby or the Investor Presentation (as defined below), for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Securities.

(g) In making its decision to purchase the Securities, such Purchaser has relied solely upon independent investigation made by such Purchaser, the Company’s “PIPE Financing Presentation – 2026”, as most recently provided to such Purchaser in connection herewith (the “Investor Presentation”), Omega’s SEC Reports, and the Company’s representations in Section 3.1 of this Agreement. Such Purchaser acknowledges and agrees that such Purchaser has received such information as such Purchaser deems necessary in order to make an investment decision with respect to the Securities, including with respect to the Company, Omega and the terms of the Merger, and made its own assessment and is satisfied concerning the relevant financial, tax and other economic considerations relevant to the Purchaser’s investment in the Securities. Without limiting the generality of the foregoing, such Purchaser acknowledges that it had the opportunity to review a final draft of the Merger Agreement. Such Purchaser represents and agrees that such Purchaser and such Purchaser’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as such Purchaser and the Purchaser’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Securities. Such Purchaser acknowledges and agrees that none of the Placement Agents, nor any of their officers, directors, employees or other representatives, legal counsel, financial advisors, accountants or agents (collectively, “Representatives”) has provided such Purchaser with any recommendation or advice with respect to the Securities nor is such recommendation or advice necessary or desired. The Placement Agents have not made, and do not make, any representation as to the Company or the quality or value of the Securities. In addition, the Company, the Placement Agents and their respective Affiliates or Representatives have acquired non-public information with respect to the Company which such Purchaser agrees, subject to applicable law, need not be provided to it. The Placement Agents and each of their respective members, directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Company or any Securities or the accuracy, completeness or adequacy of any information supplied to such Purchaser by the Company. In connection with the issuance of the Securities to such Purchaser, such Purchaser agrees and acknowledges that the Placement Agents are acting as the Company’s placement agents in connection with the transactions contemplated by this Agreement, and none of the Placement Agents or any of their respective Affiliates have acted as a financial advisor or fiduciary to such Purchaser.

(h) Such Purchaser became aware of this offering of the Securities solely by means of direct contact between such Purchaser and the Company or its Affiliates, or by means of contact from the Placement Agents, and Securities were offered to such Purchaser solely by direct contact between such Purchaser and the Company or its Affiliates. Such Purchaser did not become aware of this offering of the Securities, nor were the Securities offered to such Purchaser, by any other means. Such Purchaser acknowledges that the Company represents and warrants that the Securities (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(i) Such Purchaser acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Securities. Such Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities, and such Purchaser has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as such Purchaser has considered necessary to make an informed investment decision. Such Purchaser (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Securities. Such Purchaser understands and acknowledges that, assuming the accuracy of Company’s representations, the purchase and sale of the Securities hereunder meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

(j) Such Purchaser has adequately analyzed and fully considered the risks of an investment in the Securities and determined that the Securities are a suitable investment for such Purchaser and that such Purchaser is able at this time and in the foreseeable future to bear the economic risk of a total loss of such Purchaser’s investment in the Company. Such Purchaser acknowledges specifically that a possibility of total loss exists.

(k) Such Purchaser understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Securities or made any findings or determination as to the fairness of this investment.

(l) Such Purchaser is not (i) a person or entity named on the SDN List or in any executive order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a “designated national” as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Such Purchaser agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that such Purchaser is permitted to do so under applicable law. If such Purchaser is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), such Purchaser maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, such Purchaser maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, such Purchaser maintains policies and procedures reasonably designed to ensure that the funds held by such Purchaser and used to purchase the Securities were legally derived.

(m) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Company as a result of the purchase and sale of Securities hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company from and after the Closing as a result of the purchase and sale of Securities hereunder.

(n) Such Purchaser: (i) will have sufficient funds to pay the Subscription Amount pursuant to Section 2.2(b) (iii) of this Agreement; (ii) has the resources and capabilities (financial or otherwise) to perform its obligations under the Transaction Documents when due; and (iii) has not incurred any obligation, commitment, restriction or liability of any kind, absolute or contingent, present or future, which would impair or adversely affect its ability to perform its obligations under the Transaction Documents.

(o) Such Purchaser acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company, the Placement Agents, Omega or any of their respective Affiliates or any of their control persons, officers, directors, employees, agents or representatives), the Investor Presentation, and the representations and warranties of the Company and Omega contained in this Agreement or, if applicable, the Registration Rights Agreement, in making its investment or decision to invest in the Company. Such Purchaser agrees that none of (i) any other Purchaser or any other Person participating in any other private placement of securities of the Company (including the controlling persons, officers, directors, partners, agents or employees of any such other Person), (ii) the Company’s Affiliates or any of its respective Affiliates’ control persons, officers, directors, partners, agents, employees or representatives nor (iii) the Placement Agents, their respective Affiliates or any of their respective control persons, officers, directors, partners, agents, employees or representatives shall be liable to such Purchaser or any other Purchaser, including, without limitation, pursuant to the Transaction Documents or any other agreement related to a private placement of Securities, or the information included in the Investor Presentation, for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Securities hereunder or thereunder; except, with respect to clause (ii) above, to the extent of their own gross negligence, fraud or willful misconduct.

(p) No broker or finder is entitled to any brokerage or finder’s fee or commission to be paid by such Purchaser solely in connection with the sale of the Securities to such Purchaser.

(q) Such Purchaser acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to the Company and Omega. For the avoidance of doubt, nothing in this Agreement or any Transaction Document shall restrict or be deemed to restrict any Purchaser’s ability to effect transactions in the securities of any issuer other than the Company or Omega, in each case subject to applicable law.

3.3 Representations and Warranties of Omega. Except as disclosed in Omega’s SEC Reports furnished to or filed with the SEC prior to the date hereof (or with respect to representations made as of the Closing Date, prior to the Closing Date) or as set forth in the correspondingly numbered section of the Disclosure Schedules that relates to such section or in another section of the Disclosure Schedules to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such section, Omega hereby represents and warrants to each Purchaser that the following representations and warranties are true and complete as of the date hereof and as of the Closing Date (other than representations and warranties which address matters only as of a certain date, which shall be true and correct as written as of such certain date and, in each case, subject to materiality and materiality qualifiers specified below):

(a) Omega (i) is validly existing and in good standing under the laws of the jurisdiction of its incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Agreement, the other Transaction Documents and the Merger Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not cause an Omega Material Adverse Effect. Each Subsidiary of Omega is (i) a corporation, limited liability company or other entity validly existing and in good standing under the laws of the jurisdiction of its incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation or formation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not cause an Omega Material Adverse Effect. Neither Omega nor any of its Subsidiaries is in violation of any provision of its Organizational Documents.

(b) The execution and delivery of this Agreement and each of the other Transaction Documents by Omega and the consummation by Omega of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of Omega and no further action is required by Omega, its Board of Directors, or its stockholders in connection herewith or therewith, subject only to the adoption of the Merger Agreement, receipt of the Omega Warrant Shareholder Approval and the issuance of securities of Omega as Merger Consideration (as defined in Merger Agreement) thereunder in accordance with the terms thereof by Omega’s stockholders under applicable Nevada corporate law and Omega’s articles of incorporation. This Agreement and each other Transaction Document to which Omega is a party has been (or upon delivery will have been) duly executed by Omega and, when duly executed by the other parties thereto and delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of Omega enforceable against Omega in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(c) The execution, delivery and performance by Omega of this Agreement and the other Transaction Documents to which it is a party and the consummation by Omega of the transactions contemplated hereby and thereby do not and will not (i) subject to approval by Omega’s stockholders of the Merger Agreement, receipt of the Omega Warrant Shareholder Approval and the issuance of the Omega Securities as Merger Consideration thereunder in accordance with the terms thereof, conflict with or violate any provision of Omega’s articles of incorporation or bylaws, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of Omega or any Subsidiary, or give to others any rights of termination, amendment, anti-dilution or similar adjustments, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing an Omega or Subsidiary debt or otherwise) or other understanding to which Omega or any Subsidiary is a party or by which any property or asset of Omega or any Subsidiary is bound or affected, or (iii) assuming the accuracy of the representations and warranties of each Purchaser set forth in Section 3.2 of this Agreement, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which Omega or a

Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of Omega or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as would not cause an Omega Material Adverse Effect.

(d) Upon the issuance of Omega Shares in the Merger in exchange for the Shares, the Omega Shares will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by Omega, except for restrictions on transfer imposed by applicable securities laws. Upon the issuance of Omega Warrants in the Merger in exchange for the Warrants, the Omega Warrant Shares will be duly authorized and, when issued upon exercise of the Omega Warrants in accordance with the terms of the Omega Warrant, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by Omega, except for restrictions on transfer imposed by applicable securities laws. At the time of the issuance of the Omega Shares or Omega Warrant Shares, as applicable, such issuance will either be registered under the Securities Act or, assuming the accuracy of each Purchaser’s representations and warranties set forth in Section 3.2, no such registration shall be required and, assuming Omega is listed on a national securities exchange at the time of such issuance, no registration under state securities (or “blue sky”) law will be required for such issuance.

(e) Neither Omega nor any person acting on its behalf has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Omega Securities. The Omega Securities will not be offered in a manner that violates the Securities Act or any state securities laws. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2, neither Omega nor any person acting on Omega’s behalf has, directly or indirectly, at any time within the past six (6) months, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would cause the offering of the Omega Securities pursuant to the Merger to be integrated with prior offerings by Omega for purposes of the Securities Act or any applicable stockholder approval provisions. Neither Omega nor any person acting on Omega’s behalf has offered or sold any securities, or has taken any other action (except with respect to the S-4 Registration Statement), which would reasonably be expected to subject the offer, issuance or sale of the Omega Securities, as contemplated by the Merger Agreement, to the registration provisions of the Securities Act.

(f) Omega is not, and after giving effect to the offering and sale of the Omega Securities in accordance with the Merger Agreement, will not be, required to register as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(g) Assuming the accuracy of the representations and warranties of each Purchaser set forth in Section 3.2 of this Agreement, Omega is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents, other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement pursuant to the Registration Rights Agreement, (iii) such filings as are required by or provided for in the Merger Agreement and (iv) those filings, the failure of which to obtain would not have an Omega Material Adverse Effect.

(h) The operations of Omega and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable Money Laundering Laws, and no Legal Proceeding involving Omega or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of Omega, threatened.

(i) Neither Omega nor any of its Subsidiaries, nor any of their respective officers or directors, nor, to the knowledge of Omega, any of their respective representatives acting on their behalf, has since April 24, 2019, directly or indirectly, offered, given, paid, promised to give or pay, or authorized the giving or payment of anything of value to (i) an official or employee of a foreign or domestic Governmental Entity; (ii) a foreign or domestic political party or an official of a foreign or domestic political party; (iii) a candidate for foreign or domestic political office; or (iv) any Person, in any such case under circumstances where Omega, any of its Subsidiaries or representative thereof knew, or would have reasonably known after due and proper inquiry, that all or a portion of such thing of value would be offered, given, paid, or promised to an official or employee of a foreign or domestic Governmental Entity, a foreign or domestic political party, an official of a foreign or domestic political party, or a candidate for foreign or domestic political office for the purpose of influencing any act or decision of such official, employee, or candidate to obtain or retain business or direct business to any person (in each case in violation of any Anti-Bribery Laws). Neither Omega nor any of its Subsidiaries, nor any of their respective officers and directors, nor, to the knowledge of Omega, any of their respective representatives acting on their behalf, has, since April 24, 2019, directly or indirectly offered, given, paid, promised to give or pay, or authorized the giving or payment of anything of value to any customer, supplier, or other Person who is or may be in a position to assist or hinder Omega or any of its Subsidiaries in connection with any actual or proposed transaction for the purpose of influencing any act or decision of such customer, supplier, or other Person to obtain or retain business or direct business to any person. Neither Omega nor any of its Subsidiaries, nor any of their respective officers and directors, nor, to the knowledge of Omega, any of their respective representatives acting on their behalf, has, since April 24, 2019, been subject to or conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Entity with respect to any alleged act or omission relating to any noncompliance with any Anti-Bribery Laws. Neither Omega nor any of its Subsidiaries, nor any of their respective officers and directors, nor, to the knowledge of Omega, any representatives acting on their behalf has, since April 24, 2019, received any written notice, request, or citation from any Governmental Entity for any actual or potential noncompliance with any Anti-Bribery Laws.

(j) The operations of each of Omega and its Subsidiaries are and have been, since April 24, 2019, conducted at all times in material compliance with any International Trade Laws and Sanctions Laws of any jurisdiction in which Omega or any of its Subsidiaries operates, and no Legal Proceeding between Omega or any of its Subsidiaries and any Governmental Entity with respect to any of the foregoing is pending or, to the knowledge of Omega, threatened in writing.

(k) Neither Omega nor any of its Subsidiaries nor any of their respective directors or officers, or, to the knowledge of Omega, any other Representative acting on behalf of Omega or any of its Subsidiaries is or has been: (i) identified on any applicable SDN List maintained by the OFAC; (ii) located, organized, or resident in any Sanctioned Jurisdiction; or (iii) owned, directly or indirectly, individually or in the aggregate, 50 percent or more or otherwise controlled by any of the foregoing. Omega is either (i) not a “person of a country of concern” or (ii) not engaged in any “covered activity,” as these terms are defined in 31 C.F.R. Part 850, as implemented or revised from time to time. Omega has no intention of becoming a “person of a country of concern” that engages in any “covered activity”.

(l) Omega and its Subsidiaries have, since April 24, 2019, maintained in place and implemented risk-based controls and systems designed to promote compliance with economic sanctions administered and maintained by the U.S. government.

(m) Neither Omega nor any of its Subsidiaries has, since April 24, 2019, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any joint venture partner or other Person, in connection with any sales or operations in a Sanctioned Jurisdiction or for the purpose of financing the activities (i) of any Person currently identified on any applicable sanctions-related list of designated or blocked persons maintained by OFAC, or (ii) in any other manner that would constitute a violation of any applicable U.S. sanctions administered by the U.S. government.

(n) Omega does not have any agreement or understanding with any Purchaser with respect to the transactions contemplated by the Transaction Documents other than as specified in the Transaction Documents. For the avoidance of doubt, Omega has not entered into any other securities purchase agreement with any other Person on or around the date hereof, that includes terms and conditions that are materially more advantageous to such Person than to any Purchaser hereunder.

(o) Except as (i) provided for in the Merger Agreement, (ii) have been waived, (iii) disclosed in Section 3.3(o) of the Disclosure Schedules or (iv) provided for in the Registration Rights Agreement (if applicable), no Person has any right to cause Omega to effect the registration under the Securities Act of any securities of Omega.

(p) Omega’s representations and warranties set forth in the Merger Agreement in Sections 4.3 (Capitalization) and 4.23 (SEC Filings; Nasdaq) are hereby incorporated by reference and made by Omega, as qualified by the disclosures in the Omega Disclosure Schedule (as defined in the Merger Agreement).

(q) None of Omega nor any of its predecessors (each, an “Omega Covered Person”) is subject to any Disqualification Event, except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). Omega has exercised reasonable care to determine whether any Omega Covered Person is subject to a Disqualification Event. Omega has complied, to the extent applicable, with any disclosure obligations under Rule 506(e) with respect to any Omega Covered Person, and has furnished to the Purchasers a copy of any disclosures provided thereunder with respect to any Omega Covered Person. Omega will notify the Purchasers and the Placement Agents in writing, prior to the Closing Date of (i) any Disqualification Event relating to any Omega Covered Person and (ii) any event that would, with the passage of time, reasonably expected to become a Disqualification Event relating to any Omega Covered Person.

ARTICLE 4

OTHER AGREEMENTS OF THE PARTIES

4.1 Transfer Restrictions.

(a) Each Purchaser acknowledges and agrees the Omega Securities may only be disposed of by a Purchaser in compliance with applicable state and federal securities laws. In connection with any transfer of Omega Securities by a Purchaser other than (i) pursuant to an effective Registration Statement (including the S-4 Registration Statement) or Rule 144, (ii) to Omega, (iii) to an Affiliate of such Purchaser or (iv) in connection with a pledge as contemplated in Section 4.1(b), subject to Section 4.1(b) below, Omega may require the transferor thereof to provide to Omega an opinion of counsel selected by the transferor and reasonably acceptable to Omega, the form and substance of which opinion shall be reasonably satisfactory to Omega, to the effect that such transfer does not require registration of such transferred Omega Securities under the Securities Act. As a condition of transfer (other than a transaction pursuant to clauses (i) through (iii) above), any such transferee shall agree in writing to be bound by the terms of this Agreement and, in the event that the Omega S-4 Registration has not occurred immediately prior to the Effective Time, the Registration Rights Agreement (if permitted pursuant to the terms thereof) and shall have the rights and obligations of the Purchasers under this Agreement and, if applicable, the Registration Rights Agreement, if a party thereto.

(b) In the event that the Omega S-4 Registration has not occurred immediately prior to the Effective Time, each Purchaser agrees to the imprinting or notation, so long as is required by this Section 4.1, of a legend on or with respect to Omega Securities in the following form:

THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-

DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

Omega acknowledges and agrees that a Purchaser may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Omega Securities to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and who agrees to be bound by the provisions of this Agreement and, if required under the terms of such arrangement, such Purchaser may transfer pledged or secured Omega Securities to the pledgees or secured parties. Such a pledge shall not be considered a transfer for purposes of the Transaction Documents and any such pledge or transfer would not be subject to approval of Omega and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the appropriate Purchaser’s reasonable expense (as agreed to by the Purchaser), Omega will execute and deliver such reasonable documentation as a pledgee or secured party of Omega Securities may reasonably request in connection with a pledge or transfer of the Omega Securities, including, if the Omega Securities are subject to registration pursuant to the Registration Rights Agreement, the preparation and filing of any required prospectus supplement under Rule 424(b) under the Securities Act or other applicable provision of the Securities Act to appropriately amend the list of selling securityholders thereunder.

(c) In the event that the Omega Securities were issued with legends, Certificates (or reasonable evidence of issuance by book entry, as applicable) evidencing the Omega Shares, the Omega Warrants or the Omega Warrant Shares, as applicable, shall not be required to contain any legend upon the Free Transferability Date.

Omega agrees that (x) following the Free Transferability Date or (y) if in the opinion of counsel to Omega, such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the SEC), it will, no later than the earlier of (i) one (1) Trading Day and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined below) following the delivery by a Purchaser to Omega or its transfer agent of a certificate representing Omega Securities issued with a restrictive legend (such date, the “Legend Removal Date”), deliver or cause to be delivered to such Purchaser a certificate representing such Omega Securities that is free from all restrictive and other legends and Omega shall use commercially reasonable efforts to cause its counsel to issue a legal opinion to the transfer agent or such Purchaser if required by the transfer agent to effect the removal of the legend hereunder or if requested by such Purchaser, respectively. Omega may not make any notation on its records or give instructions to the transfer agent that enlarge the restrictions on transfer set forth in this Section 4.1. Omega Securities subject to legend removal hereunder shall be transmitted by the transfer agent to a Purchaser by crediting the account of such Purchaser’s broker within the facilities of The Depository Trust Company as directed by such Purchaser. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on Omega’s Trading Market with respect to the Omega Common Stock as in effect on the date of delivery of a certificate representing Omega Securities issued with a restrictive legend.

In the event that the Omega S-4 Registration has not occurred immediately prior to the Effective Time, each Purchaser, severally and not jointly with the other Purchasers, agrees with Omega that such Purchaser will sell any Omega Securities pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if Omega Securities are sold pursuant to a registration statement, they will be sold in compliance with the plan of distribution set forth therein, and acknowledges that the removal of the restrictive legend from certificates (or reasonable evidence of issuance by book entry, as applicable) representing Omega Securities as set forth in this Section 4.1 is predicated upon Omega’s reliance upon this understanding.

(d) Omega agrees to undertake best efforts to prepare and file with the SEC a registration statement on Form S-4 (together with all amendments and supplements thereto, the “S-4 Registration Statement”) to register under the Securities Act the securities of Omega to be issued to the shareholders of the Company pursuant to

Article II of the Merger Agreement, including for the avoidance of doubt, the Omega Securities, and to cause the S-4 Registration Statement to become effective with respect to registration of the Omega Securities at or prior to the Closing Date (the “Omega S-4 Registration”). Each Purchaser also acknowledges and agrees that neither the Company nor Omega is required as a condition of this Agreement to effect the Omega S-4 Registration or to otherwise register the Omega Securities prior to or substantially concurrently with the Closing Date, and a failure to do so is not a breach of any covenant or agreement hereunder.

4.2 Acknowledgment of Dilution. The Company acknowledges that the issuance of the Shares and Warrant Shares will result in dilution of the outstanding shares of Common Stock. Omega acknowledges that the issuance of shares of Omega Common Stock in the Merger will result in dilution of the outstanding shares of Omega Common Stock. The Company and Omega further acknowledges that their respective obligations under the Transaction Documents are unconditional and absolute and not subject to any right of set off, counterclaim, delay or reduction, regardless of the effect of any such dilution or any claim the Company or Omega may have against such Purchaser and regardless of the dilutive effect that such issuance will have on the ownership of the other stockholders of the Company or Omega.

4.3 Common Stock Not Registered. Each Purchaser acknowledges that the Company’s Common Stock has not been, and is not intended to be, registered under Section 12(b) or 12(g) of the Exchange Act, nor listed on any stock exchange, and the Company is not subject to the reporting requirements of the Exchange Act.

4.4 Integration. Neither the Company nor Omega shall sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities or Omega Securities, respectively, in a manner that would require registration under the Securities Act of the sale of the Securities or Omega Securities, respectively, or that would be integrated with the offer or sale of the Securities or Omega Securities, respectively, for purposes of the rules and regulations of the Trading Market such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction.

4.5 Disclosure of Transactions and Other Material Information; Publicity. The Company and Omega shall ensure, on or before 9:00 a.m., New York City time, on the Business Day immediately following the date of this Agreement, the issuance of one or more press releases by the Company or Omega and/or filing by Omega with the SEC of a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Merger Agreement and any other material nonpublic information that the Company, Omega or their respective officers, directors, employees, agents or any other person acting at the direction of the Company or Omega has provided to the Purchasers in connection with the transactions contemplated by this Agreement (including the Placement Agents) and by the Merger Agreement prior to the filing of the Disclosure Document. Effective upon the issuance of such Disclosure Document, each of the Company and Omega acknowledges and agrees that (i) the Purchasers shall not be in possession of material non-public information concerning the Company or Omega disclosed to the Purchasers by the Company, Omega or their respective agents, and (ii) any and all confidentiality or similar obligations under this Agreement, or an agreement entered into in connection with the transactions contemplated by the Transaction Documents, whether written or oral, between the Company, Omega or their respective officers, directors, agents, employees or Affiliates on the one hand, and any of the Purchasers or any of their respective officers, directors, agents, employees or investment advisers, on the other hand, shall terminate and be of no further force or effect. The Company, Omega and each Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby (other than the Merger), and none of the Company, Omega or any Purchaser shall issue any such press release nor otherwise make any such public statement (other than as required by Section 13 and/or Section 16 of the Exchange Act) without the prior consent of the Company, Omega and the Placement Agents, with respect to any press release or statement of any Purchaser, or without the prior consent of the Placement Agents, with respect to any press release of the Company or Omega; provided, however, that any filing to be made by any Purchaser pursuant to Section 13 and/or Section 16 of the Exchange Act shall not be subject to the Company’s, Omega’s or Placement Agents’ consent or consultation. To the extent any disclosure is required by Law, the Company or Omega, as applicable, shall provide such Purchaser with prompt prior written notice of such requirement so that such Purchaser may (a) seek appropriate relief to prevent or limit such disclosure, (b) furnish only that portion of the information which is legally required to be furnished or disclosed, and to the extent reasonably feasible, (c) consult with the Company and Omega on content and timing prior to any such disclosure. Notwithstanding anything to the contrary contained herein, without the prior written consent of any applicable Purchaser, neither the Company nor Omega shall (and each shall cause each of their respective Affiliates and representatives not to) disclose the name of such Purchaser or its investment adviser in any filing, announcement, release or otherwise, except as required by law in which case the Company and Omega shall comply with the provisions of this Section 4.5.

4.6 Stockholder Rights Plan. No claim will be made or enforced by the Company, Omega or, with the consent of the Company or Omega, as applicable, any other Person, that exclusively as a result of the transactions contemplated by this Agreement any Purchaser is an “acquiring person” under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company or Omega, or that any Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the Transaction Documents or Omega Securities as a result of the Merger.

4.7 Non-Public Information. From and after the Cleansing Time, each of the Company and Omega covenants and agrees that neither they, nor any other Person acting on their behalf, will provide any Purchaser or its agents or counsel with any information that constitutes, or the Company or Omega believes constitutes, material non-public information, unless prior thereto such Purchaser shall have consented in writing (with e-mail being sufficient) to the receipt of such information and agreed with the Company or Omega to keep such information confidential. To the extent that the Company, Omega or any of their respective officers, director, agents, employees or Affiliates delivers any material, non-public information to any Purchaser without such Purchaser’s prior written consent, each of the Company and Omega hereby covenants and agree that such Purchaser shall not have any duty of trust or confidentiality to the Company or any of its respective officers, directors, agents (including, without limitation, the Placement Agent), employees or Affiliates, or a duty to the Company, Omega or any of their respective officers, directors, agents (including, without limitation, the Placement Agents), employees or Affiliates not to trade while aware of, such material, non-public information, provided that such Purchaser shall remain subject to applicable law. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material non-public information regarding the Merger, the Company and/or Omega shall simultaneously issue a press release containing all such material non-public information relating to such notice. Each of the Company and Omega understands and confirms that the Purchasers shall be relying on the foregoing covenants in effecting transactions in securities of the Company or Omega.

4.8 Use of Proceeds. The Company shall use the net proceeds from the sale of the Securities hereunder as described in the Investor Presentation, including for general corporate and working capital purposes, in the Company’s or Omega’s sole discretion.

4.9 Indemnification.

(a) Subject to the provisions of this Section 4.9, the Company will indemnify and hold each Purchaser Party harmless from any and all Losses that any such Purchaser Party may suffer or incur (i) as a result of or relating to any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents (unless such action is based upon a material breach of such Purchaser Party’s representations, warranties or covenants under the Transaction Documents or any agreements or understandings such Purchaser Party may have with the Company or any violations by such Purchaser Party of state or federal securities laws or any conduct by such Purchaser Party which is finally judicially determined to constitute fraud, gross negligence or willful misconduct) or (ii) as a result of or arising out of any Action against a Purchaser Party in any capacity by any stockholder of the Company (whether directly or in a derivative capacity) who is not an Affiliate of the Purchaser Party with respect to the transactions contemplated by the Transaction Documents (unless such Action is based upon conduct of such Purchaser Party which finally judicially determined to have been a violation of state or federal securities laws or which constitutes fraud, gross negligence or willful misconduct) (each of (i) and (ii), a “Company Covered Action”).

(b) Subject to the provisions of this Section 4.9, Omega will indemnify and hold each Purchaser Party harmless from any and all Losses that any such Purchaser Party may suffer or incur (i) as a result of or relating to any breach of any of the representations, warranties, covenants or agreements made by Omega in this Agreement or in the other Transaction Documents (unless such action is based upon a material breach of such Purchaser Party’s representations, warranties or covenants under the Transaction Documents or any agreements or understandings such Purchaser Party may have with Omega or any violations by such Purchaser Party of state or federal securities laws or any conduct by such Purchaser Party which is finally judicially determined to constitute fraud, gross negligence or willful misconduct) or (ii) as a result of or arising out of any Action against a Purchaser Party in any capacity by any stockholder of Omega (whether directly or in a derivative capacity) who is not an Affiliate of the Purchaser Party with respect to the transactions contemplated by the Transaction Documents (unless such Action is based upon conduct of such Purchaser Party which finally judicially determined to have been a violation of state or federal securities laws or which constitutes fraud, gross negligence or willful misconduct) (each of (i) and (ii), an “Omega Covered Action” and, together with the Company Covered Action, a “Covered Action”).

(c) If any Company Covered Action or Omega Covered Action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company and Omega in writing, and the Company or Omega, respectively, shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to such Purchaser Party. Any Purchaser Party shall have the right to employ separate counsel in any such Covered Action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (i) the employment thereof has been specifically authorized by the Company or Omega, as applicable, in writing, (ii) the Company or Omega, as applicable, has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such Covered Action there is, in the reasonable opinion of counsel to the applicable Purchaser Party, a material conflict on any material issue between the position of the Company or Omega, as applicable, and the position of such Purchaser Party, in which case the Company or Omega, as applicable, shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. Neither the Company nor Omega will be liable to any Purchaser Party under this Agreement (y) for any settlement by an Purchaser Party effected without the prior written consent of the Company or Omega, as applciable, which consent shall not be unreasonably withheld, conditioned or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s willful misconduct, gross negligence or breach of any of the representations, warranties, covenants or agreements made by such Purchaser Party in this Agreement or in the other Transaction Documents. Neither the Company nor Omega, as applicable, shall, without the prior written consent of the Purchaser Party (which consent shall not be unreasonably withheld), consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Purchaser Party of a release from all liability in respect to such Company Covered Action or Omega Covered Action, as applicable, and such settlement shall not include any admission as to fault on the part of such Purchaser Party. The indemnification required by this Section 4.9 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Purchaser Party against the Company, Omega or others and any liabilities the Company or Omega may be subject to pursuant to law.

4.10 Reservation and Listing of Shares.

(a) Commencing on the Closing Date, Omega shall maintain a reserve at least equal to the Required Minimum out of its duly authorized shares of Omega Common Stock for issuance pursuant to the Transaction

Documents in such amount as may then be required to fulfill its obligations in full under the Transaction Documents.

(b) If, on any date following the Closing Date, the number of authorized but unissued (and otherwise unreserved) shares of Omega Common Stock is less than 100% of (i) the Required Minimum on such date, minus (ii) the number of shares of Omega Common Stock previously issued pursuant to the Transaction Documents, then the Omega Board shall use commercially reasonable efforts to amend the Omega’s certificate or articles of incorporation to increase the number of authorized but unissued shares of Omega Common Stock to at least the Required Minimum at such time (minus the number of shares of Omega Common Stock previously issued pursuant to the Transaction Documents), as soon as possible and in any event not later than the 75th day after such date, provided that Omega will not be required at any time to authorize a number of shares of Omega Common Stock greater than the maximum remaining number of shares of Omega Common Stock that could possibly be issued after such time pursuant to the Transaction Documents.

(c) Until the second anniversary of the Effective Time, Omega or its successor shall (i) use commercially reasonable efforts to (A) maintain the listing or quotation of the Omega Common Stock on Nasdaq or obtain and maintain a replacement listing on another national securities exchange, (B) maintain the registration of the Omega Common Stock under Section 12(b) or 12(g) of the Exchange Act and (C) timely (or within any applicable extension period) file all reports required to be filed by Omega after the date hereof pursuant to the Exchange Act, and (ii) maintain the eligibility of the Omega Common Stock for electronic transfer through the Depository Trust Company or another established clearing corporation, including by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

4.11 Subsequent Equity Sales. From the date hereof until the Effective Time, the Company shall not, without the prior written consent of the Purchasers of at least a majority in interest of the Shares then held by the Purchasers, issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of Common Stock or Common Stock Equivalents, except issuances in connection with the transactions disclosed on Schedule 4.11 of the Disclosure Schedules.

4.12 Certain Transactions and Confidentiality. Each Purchaser, severally and not jointly with the other Purchasers, covenants that neither it nor any Person acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales of any of the Company’s or Omega’s securities during the period commencing with the execution of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial Disclosure Document as described in Section 4.5(a). Each Purchaser, severally and not jointly with the other Purchasers, covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company or Omega pursuant to the Disclosure Document as described in Section 4.5(a), such Purchaser will maintain the confidentiality of the existence and terms of this transaction (other than to its representatives, including, without limitation, its attorneys). Notwithstanding the foregoing, and notwithstanding anything contained in this Agreement to the contrary, each of the Company and Omega expressly acknowledges and agrees that: (i) no Purchaser makes any representation, warranty or covenant hereby that it will not engage in effecting transactions, including Short Sales, in any securities of the Company or Omega after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the Disclosure Document as described in Section 4.5(a), (ii) no Purchaser shall be restricted or prohibited from effecting any transactions, including Short Sales, in any securities of the Company or Omega in accordance with applicable securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the Disclosure Document as described in Section 4.5(a) and (iii) no Purchaser shall have any duty to the Company or Omega of confidentiality or not to trade in the securities of the Company or Omega after the issuance of the Disclosure Document as described in Section 4.5(a). Notwithstanding the foregoing, (A) in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement and (B) in the case of a Purchaser that has implemented internal information barriers pursuant to an information controls policy to ‘wall off’ certain trading personnel, this Section 4.12 shall apply only with respect to activities of such walled-off trading personnel.

4.13 Blue Sky Filings. The Company shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the Securities for, sale to the Purchasers at the Closing under applicable securities or “blue sky” laws of the states of the United States.

4.14 Equal Treatment of Purchasers. No consideration (including any modification of any Transaction Document) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of the Transaction Documents unless the same consideration is also offered to all of the Purchasers. For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and Omega and negotiated separately by each Purchaser, and is intended for the Company and Omega to treat the Purchasers as a class and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of Securities or otherwise.

4.15 Restructuring of Financing. In the event the Company reasonably determines that the structure of the PIPE Financing (as defined in the Merger Agreement) may violate applicable Law (as defined in the Merger Agreement), including as a result of actions by or communications with applicable governmental or regulatory authorities, then the Company and Purchasers shall cooperate and use commercially reasonable efforts to cause the terms of the PIPE Financing to be amended, modified and/or restructured such that the investment occurs as a direct acquisition of securities of Omega substantially contemporaneously with the Closing in a manner which preserves, to the extent possible, the amount of funds ultimately received by Omega and its Subsidiaries, and the number of securities of Omega ultimately held by each Purchaser in respect of such amounts as though the PIPE Financing had been consummated by its terms.

4.16 Reliance. Each Purchaser acknowledges that the Company, Omega and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties of such Purchaser contained in this Agreement; provided, however, that the foregoing clause of this Section 4.16 shall not give the Company or Omega any rights other than those expressly set forth herein. Prior to the Closing, each Purchaser agrees to promptly notify the Company, Omega and the Placement Agents if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of such Purchaser set forth herein are no longer accurate in all material respects. Each of the Company and Omega acknowledge that each Purchaser and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties of the Company and Omega contained in this Agreement. Prior to the Closing, each of the Company and Omega agrees to promptly notify each of the other parties hereto and the Placement Agents in writing if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of the Company or Omega, as applicable, set forth herein are no longer accurate in all material respects (or in all respects if such acknowledgment, understanding, agreement, representation and warranty is qualified by materiality, Company Material Adverse Effect or Omega Material Adverse Effect, as applicable).

4.17 Waiver of Appraisal Rights and Actions against Merger.

(a) Each Purchaser acknowledges that it will not own the Shares or Warrant Shares, and will have no rights as a stockholder of the Company, (i) at the time the Merger Agreement is executed, (ii) at the time the Company delivers due notice of the time, place and purpose of a stockholder meeting at which Company stockholders will vote to approve the Merger and (iii) at the time the stockholder meeting to approve the Merger occurs or the effective date of a written consent of the Company stockholders in lieu of such meeting and approval. Each

Purchaser hereby irrevocably waives and agrees not to exercise any appraisal, dissenters’, or similar rights that such Purchaser now has or may hereafter acquire under applicable Law (including Section 262 of the General Corporation Law of the State of Delaware), in each case arising out of or in connection with the Purchase of the Shares or Warrant Shares, the consummation of the Merger and the issuance of Omega Securities in the Merger.

(b) Each Purchaser hereby agrees that it shall not commence, maintain, or participate in any Action against the Company, Omega, Merger Sub, or any of their respective Affiliates, or any of their respective directors, officers, or members, arising out of or relating to the negotiation, execution, or delivery of the Merger Agreement, or the consummation of the Merger or other transactions contemplated thereby (the “Merger Transactions”) in each case to the extent arising out of or relating to such Purchaser’s capacity as a current or former stockholder or holder of any other equity securities of the Company or Omega, including any Action alleging any breach of fiduciary duty by the Board of Directors of the Company or the Omega Board in connection with the Merger Agreement or the Merger Transactions. Each Purchaser further agrees to take all actions necessary to opt out of any class or collective action relating to any of the foregoing. Notwithstanding the foregoing, nothing in this Section 4.17 shall limit or restrict (i) any Purchaser from participating as a defendant or asserting counterclaims in response to any Action commenced against such Purchaser relating to this Agreement, the transactions contemplated hereby, the Merger Agreement or the Merger Transactions or (ii) any Purchaser from commencing, maintaining or participating in any Action arising out of or related to fraud, willful misconduct, gross negligence, criminal acts or federal or state securities laws.

(c) To facilitate the transactions contemplated by and pursuant to the Merger, including transmittal of the Securities and issuance of the Omega Securities, the Purchaser hereby irrevocably appoints each of Messrs. Philip Plough and Brett Ryckman, with full power of substitution and resubstitution, as the true and lawful attorneys-in-fact and agents of the Purchaser (each, an “Attorney-in-Fact”), to act in the name and place of the Purchaser, and on the Purchaser’s behalf in their capacity as a holder of Common Stock, to: (i) execute and deliver any letters of transmittal, election forms, certificates, affidavits, questionnaires or similar instruments required in connection with the consummation of the Merger, (ii) waive any and all appraisal rights or rights to dissent that the Purchaser has or will have under the Delaware General Corporation Law or otherwise with respect to the Merger, (iii) consent to the Merger to the extent the Purchaser has any such right to consent thereto and (iv) take any and all other actions and execute and deliver any and all additional documents or instruments, in each case to the extent reasonably necessary or appropriate in such Purchaser’s capacity as a holder of Common Stock to consummate the Merger and the transactions contemplated by the Merger Agreement and the Transaction Documents. The powers granted under this Section 4.17(c) are an agency coupled with an interest, and, to the fullest extent not prohibited by law, all authority conferred hereby shall be irrevocable and shall not be terminated by any act of the Purchaser or by operation of law, whether by the death, disability, incapacity, liquidation, dissolution or insolvency of the Purchaser or by the occurrence of any other event or events, until the earlier of: (i) the Effective Time of the Merger and (ii) the termination of this Agreement pursuant to Section 5.1.

4.18 Omega and the Company Acknowledgement Regarding Certain Transactions.

(a) Anything in this Agreement or elsewhere herein to the contrary notwithstanding (except for Section 4.12 hereof), it is understood and acknowledged by Omega that: (i) none of the Purchasers has been asked by Omega to agree, nor has any Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of Omega, or “derivative” securities based on securities issued by Omega or to hold the Omega Securities for any specified term; (ii) past or future open market or other transactions by any Purchaser, specifically including, without limitation, Short Sales or “derivative” transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of Omega’s publicly-traded securities; (iii) any Purchaser, and counter-parties in “derivative” transactions to which any such Purchaser is a party, directly or indirectly, presently may have a “short” position in the Omega Common Stock, and (iv) each Purchaser shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction. Omega further understands and acknowledges that (x) one or more Purchasers may engage in hedging activities at various times during the period that the Omega Securities are outstanding, and (y) such hedging activities (if any) would reduce the value of then-existing stockholders’ equity interests in Omega at and after the time that the hedging activities are being conducted. Omega acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents.

(b) Anything in this Agreement or elsewhere herein to the contrary notwithstanding (except for Section 4.12 hereof), it is understood and acknowledged by the Company that: (i) none of the Purchasers has been asked by the Company to agree, nor has any Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Company’s Common Stock for any specified term; (ii) any Purchaser, and counter-parties in “derivative” transactions to which any such Purchaser is a party, directly or indirectly, presently may have a “short” position in the Company’s Common Stock, and (iii) each Purchaser shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction. The Company further understands and acknowledges that (x) one or more Purchasers may engage in hedging activities at various times during the period that the Company’s Common Stock is outstanding, and (y) such hedging activities (if any) would reduce the value of then-existing stockholders’ equity interests in the Company at and after the time that the hedging activities are being conducted. The Company acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents.

4.19 Standstill. Omega agrees that, during the period starting with the date of this Agreement and ending on the date that is the six-month anniversary of the initial effectiveness of the Registration Statement (such period, the “Standstill Period”), it will not issue (other than in an Excluded Issuance) any (i) shares of Omega Common Stock or (ii) securities that by their terms are convertible into or exercisable or exchangeable for such Omega Common Stock, or options or warrants to purchase or rights to subscribe for Omega Common Stock or such convertible, exercisable or exchangeable securities. The following issuances (each, an “Excluded Issuance”) shall be allowed during the Standstill Period:

(a) securities issued to any former, existing or prospective officers, employees, directors or consultants of the Omega or its subsidiaries in connection with such person’s employment, consulting arrangements or directorship with the Omega or its subsidiaries or pursuant to any stock purchase plan or equity incentive plans or arrangement, or upon conversion, exercise or vesting of the foregoing in accordance with their terms;

(b) securities issued or issuable pursuant to (A) a stock dividend payable in shares of Omega Common Stock, or by a split-up of shares of Omega Common Stock or other similar event or (B) a consolidation, combination, reverse stock split or reclassification of shares of Omega Common Stock or other similar event of Omega Common Stock, in each case effected with respect to all outstanding shares of Omega Common Stock;

(c) securities issued or issuable pursuant to the Disclosed Transactions or any other obligation of Omega existing on the date of this Agreement, or upon conversion, exercise or vesting of the foregoing or any securities of Omega outstanding on the date of this Agreement in accordance with their terms;

(d) securities issued or issuable to any governmental entity, including any federal, state or local government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, tribunal, arbitrator, legislative body, authority, body or commission or other governmental authority or agency, or arbitral body (public or private), in the United States or in a non-U.S. jurisdiction;

(e) securities issued or issuable to any strategic corporate third party, including any entity listed on a stock exchange, but excluding any financial investor, hedge fund or similar stand-alone investment vehicle; and

(f) securities issued or issuable to the extent consented to by Alyeska Master Fund, LP.

ARTICLE 5

MISCELLANEOUS

5.1 Termination. This Agreement shall terminate and be void and of no further force and effect, and all obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (i) such date and time that the Merger Agreement is terminated in accordance with its terms without the Merger being consummated, (ii) as to any Purchaser, upon the written agreement of the Company, Omega and such Purchaser, or (iii) if the Closing has not occurred other than as a result of a breach of the Purchaser’s obligations hereunder, upon the date that is five (5) Business Days after the Outside Date (as defined in the Merger Agreement), as extended in accordance with the terms of the Merger Agreement; provided, however, that (x) the Outside Date may not be extended to any date that is more than 18 months following the date hereof without the Purchaser’s prior written consent, (y) no such termination will affect the right of any party to sue for any breach by any other party (or parties) and (z) nothing herein shall relieve any party to this Agreement of any liability for common law fraud or for any Willful Breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement. “Willful Breach” means a deliberate act or deliberate failure to act, taken with the actual knowledge that such act or failure to act would result in or constitute a material breach of this Agreement. The Company shall provide prompt notice of any such termination to each other Purchaser. The Company shall notify each Purchaser of any termination of the Merger Agreement as promptly as practicable after the termination thereof. Upon the termination hereof in accordance with this Section 5.1, any amounts paid by a Purchaser to the Company in connection with the transactions contemplated herein shall promptly be returned in full to such Purchaser by wire transfer of immediately available funds to the account specified by such Purchaser, without interest and without any deduction for or on account of any tax withholding, charges or set-off.

5.2 Fees and Expenses. Except as expressly set forth in the Transaction Documents or the Engagement Letters (as defined below), each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement and the Transaction Documents. The Company shall pay all transfer agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company), stamp taxes and other Taxes and duties levied in connection with the delivery of any Securities to the Purchasers.

5.3 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, other than the duties or obligations as set forth in the engagement letter(s), dated on or about February 12, 2026, by and between the Company and the Placement Agents (the “Engagement Letters”), with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.4 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via email, with no mail undeliverable or rejection notice, at the e-mail addresses as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the time of transmission, if such notice or communication is delivered via email, with no mail undeliverable or rejection notice, at the e-mail addresses as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The addresses for such notices and communications shall be as set forth on the signature pages attached hereto, and any and all such notices or other communications or deliveries must be provided to each of the addresses identified on the signature pages attached hereto to be deemed given and effective with respect to any party hereto.

5.5 Amendments; Waivers. No amendment, modification, alteration, or change in any of the terms of this Agreement shall be valid or binding upon the parties hereto unless made in writing and duly executed by the Company, Omega and the Purchasers of at least a majority in interest of the Shares then held by the Purchasers, provided that prior to the Closing the consent of all Purchasers shall be required. No amendment, modification, alteration, change or waiver to Section 2.2(a) (iv), Section 3.1, Section 3.2, Section 4.5, Section 4.9, Section 4.11, Section 4.16, Section 5.3, this Section 5.5, Section 5.8 and Section 5.18 can be made without the prior written consent of the Placement Agents. No amendment, modification, alteration, change or waiver to Section 4.1, Section 4.9 or this Section 5.5 can be made without the prior written consent of all Purchasers. The Company and Omega, on the one hand, and each Purchaser, on the other hand, may by an instrument signed in writing by such parties waive the performance, compliance or satisfaction of the other with any term or provision of this Agreement or any condition hereto to be performed, complied with or satisfied by the person for whom the waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right. Notwithstanding the foregoing, any proposed amendment or waiver that disproportionately, materially and adversely affects the rights and obligations of any Purchaser relative to the comparable rights and obligations of the other Purchasers shall require the prior written consent of such adversely affected Purchaser.

5.6 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchasers (other than by merger or operation of law); provided that the Company may assign this Agreement or any rights or obligations hereunder to Omega following the Merger without the prior written consent of the Purchasers. Each Purchaser may assign any or all of its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to such “Purchaser.”

5.8 Third-Party Beneficiaries. The Placement Agents shall be the express third-party beneficiaries of Section 2.2(a) (iv), Section 4.16 and Section 5.18 hereof, the representations and warranties of the Company in Section 3.1 hereof, the representations and warranties of the Purchasers in Section 3.2 hereof and the representations and warranties of Omega in Section 3.3 hereof. Except as otherwise set forth in Section 4.5, Section 4.9, Section 4.11, Section 4.17, Section 5.3, this Section 5.8 and Section 5.18, this Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

5.9 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all Actions concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the State of New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Action, any claim that it is not personally subject to the jurisdiction of any such court, that such Action is improper or is an inconvenient venue for such Action. Each party hereby irrevocably waives personal service of process and consents to process being served in any such

Action by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party shall commence an Action to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the parties under Section 4.9, the prevailing party in such Action shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Action.

5.10 Survival. The representations and warranties contained in Section 3.1 and Section 3.2 shall survive the Closing and the delivery of the Securities.

5.11 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by e-mail delivery of a “.pdf” format data file (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com), such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such “.pdf” signature page were an original thereof.

5.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.13 Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) any of the other Transaction Documents, whenever any Purchaser exercises a right, election, demand or option under a Transaction Document and the Company or Omega does not timely perform its related obligations within the periods therein provided, then such Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company and Omega, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

5.14 Replacement of Securities. If any certificate or instrument evidencing any Securities or Omega Securities is mutilated, lost, stolen or destroyed, the issuer thereof shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the issuer thereof of such loss, theft or destruction. The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement securities.

5.15 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Purchasers and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any Action for specific performance of any such obligation the defense that a remedy at law would be adequate. For the avoidance of doubt, Section 4.9 shall be the exclusive remedy (except in the case of fraud, intentional misrepresentation or willful misconduct) for any Losses resulting from a breach of any of the representations and warranties contained in Article 3 of this Agreement, in each case exclusively to the extent such Losses arise during the survival period of such representations and warranties pursuant to the terms of this Agreement.

5.16 Payment Set Aside. To the extent that the Company or Omega makes a payment or payments to any Purchaser pursuant to any Transaction Document or a Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, Omega, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

5.17 Usury. To the extent it may lawfully do so, each of the Company and Omega hereby agrees not to insist upon or plead or in any manner whatsoever claim, and will resist any and all efforts to be compelled to take the benefit or advantage of, usury laws wherever enacted, now or at any time hereafter in force, in connection with any Action that may be brought by a Purchaser in order to enforce any right or remedy under any Transaction Document. Notwithstanding any provision to the contrary contained in any Transaction Document, it is expressly agreed and provided that the total liability of the Company or Omega under the Transaction Documents for payments in the nature of interest shall not exceed the maximum lawful rate authorized under applicable law (the “Maximum Rate”), and, without limiting the foregoing, in no event shall any rate of interest or default interest, or both of them, when aggregated with any other sums in the nature of interest that the Company or Omega, as applicable, may be obligated to pay under the Transaction Documents exceed such Maximum Rate. It is agreed that if the maximum contract rate of interest allowed by law and applicable to the Transaction Documents is increased or decreased by statute or any official governmental action subsequent to the date hereof, the new maximum contract rate of interest allowed by law will be the Maximum Rate applicable to the Transaction Documents from the effective date thereof forward, unless such application is precluded by applicable law. If under any circumstances whatsoever, interest in excess of the Maximum Rate is paid by the Company or Omega to the Purchasers with respect to Indebtedness evidenced by the Transaction Documents, such excess shall be applied by the Purchasers to the unpaid principal balance of any such Indebtedness or be refunded to the Company or Omega, as applicable, the manner of handling such excess to be at each Purchaser’s election.

5.18 Exculpation of the Placement Agents. Each party hereto agrees for the express benefit of the Placement Agents, their Affiliates and their representatives that:

(a) Neither of the Placement Agents nor any of their respective Affiliates or representatives (i) have any duties or obligations other than those specifically set forth herein or in the Engagement Letters; (ii) shall be liable for any improper payment made in accordance with the information provided by the Company; (iii) make any representation or warranty, or have any responsibilities as to the validity, accuracy, value or genuineness of any information, certificates or documentation delivered by or on behalf of the Company pursuant to this Agreement or the other Transaction Documents or in connection with any of the transactions contemplated by this Agreement or the other Transaction Documents, including any offering or marketing materials; or (iv) shall be liable (A) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon it by this Agreement or any other Transaction Document or (B) for anything which any of them may do or refrain from doing in connection with this Agreement or any other Transaction Document, except for such party’s own fraud, gross negligence, willful misconduct or bad faith.

(b) The Placement Agents and their respective Affiliates and representatives shall be entitled to (i) rely on, and shall be protected in acting upon, any certificate, instrument, opinion, notice, letter or any other document or security delivered to any of them by or on behalf of the Company, and (ii) be indemnified by the Company for acting as Placement Agents, hereunder pursuant the indemnification provisions set forth in the Engagement Letters.

5.19 Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

5.20 Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to shares of Common Stock, Warrants, Omega Common Stock or Omega Warrants in any Transaction Document or the Merger Agreement shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock or Omega Common Stock that occur after the date of this Agreement and until consummation of the Merger. In this Agreement, unless the context otherwise requires: (i) whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; and (iii) the words “herein”, “hereto” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular portion of this Agreement.

5.21 WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

5.22 Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance or non-performance of the obligations of any other Purchaser under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any Action for such purpose. Each Purchaser has been represented by its own separate legal counsel in its review and negotiation of the Transaction Documents. For reasons of administrative convenience only, each Purchaser and its respective counsel have chosen to communicate with the Company and Omega, as applicable, through the legal counsel of the Placement Agents. The legal counsel of the Placement Agents do not represent any of the Purchasers and only represent one or more of the Placement Agents. The Company has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by any of the Purchasers. It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between the Company, Omega and a Purchaser, solely, and not between the Company, Omega and the Purchasers collectively and not between and among the Purchasers.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

AMERICAN OCEAN MINERALS CORPORATION	Address for Notice:

American Ocean Mineral Corporation 400 Ashley Dr Suite 1900 Tampa, FL 33602

By:
Name: Philip Plough
Title: Director	Email: philip@plough.tv

With a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

Attn: Eric Scarazzo, John Gaffney

Email: escarazzo@gibsondunn.com;

   jgaffney@gibsondunn.com

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

ODYSSEY MARINE EXPLORATION, INC.	Address for Notice:

By:
Name: Mark D. Gordon
Title: Chairman and Chief Executive Officer	Email: legal@odyssermarine.com

With a copy to (which shall not constitute notice):

Allen & Overy Shearman & Sterling US LLP

199 Bay Street

Toronto, ON M5L 1E8, Canada

Attn: Ryan Robski, Rory O’Halloran

Email: ryan.robski@aoshearman.com;

   rory.ohalloran@aoshearman.com

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser:

Signature of Authorized Signatory of Purchaser:

Name of Authorized Signatory:

Title of Authorized Signatory:

Email Address of Authorized Signatory:

Address for Notice to Purchaser:

Address for Delivery of Securities to Purchaser (if not same as address for notice):

Subscription Amount: $

EIN Number:

[Signature Page to Securities Purchase Agreement]

SCHEDULE A

Name of Purchaser	Subscription Amount	Shares of Common Stock	Warrants
[ ]	$[ ]		[ ]

ANNEX A

INVESTOR QUESTIONNAIRE / ELIGIBILITY REPRESENTATIONS

This Annex A should be completed and signed by Purchaser

and constitutes a part of the Securities Purchase Agreement.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐	Purchaser is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).

B.	ACCREDITED INVESTOR STATUS (Please check the box)

☐

Purchaser is an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an “accredited investor.”

C.	AFFILIATE STATUS

(Please check the applicable box) PURCHASER:

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Purchaser has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Purchaser and under which Purchaser accordingly qualifies as an institutional “accredited investor.”

☐

(1) Any bank, broker or dealer, investment adviser, insurance company, investment company, Small Business Investment Company, employee benefit plan, state plan, private business development company meeting the criteria described in Rule 501(a)(1);

☐	(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

☐

(3) Any corporation, Massachusetts or similar business trust, partnership, limited liability company, or non-profit organization within the meaning of section 501(c)(3) of the Internal Revenue Code, or other entity, in each case not formed for the specific purpose of acquiring the Securities and with total assets in excess of $5,000,000; or

☐

(7) Any trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Securities, whose purchase would be directed by a “sophisticated person” as described in Rule 506(b)(2)(ii).

PURCHASER:

By:
Name: Title:

EXHIBIT A

FORM OF REGISTRATION RIGHTS AGREEMENT

EXHIBIT B

FORM OF WARRANT

ANNEX D

Confidential	Execution Version

EQUITY EXCHANGE AGREEMENT

NEITHER THIS AGREEMENT NOR THE SECURITIES ISSUABLE HEREUNDER HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT AFTER CONSULTATION WITH LEGAL AND FINANCIAL ADVISORS.

Equity Exchange Agreement

This Equity Exchange Agreement (this “Agreement”) is made as of April 8, 2026 by and among Odyssey Marine Exploration, Inc., a Nevada corporation (“Odyssey”), and each of the shareholders (each individually a “Shareholder” and collectively the “Shareholders”) of CIC Limited, a company formed under the laws of the Cook Islands (“CIC”), named on Schedule A attached hereto (the “Schedule of Shareholders”) that executes and delivers a counterpart to this Agreement to Odyssey on or prior to May 6, 2026 specifying the number of CIC Shares to be exchanged hereunder.

Recitals:

A. The Shareholders desire to exchange CIC Shares held by them for shares of Odyssey’s common stock, par value $0.0001 per share (“Odyssey Common Stock”).

B. Prior to the execution of this Agreement, each Shareholder listed on the Schedule of Shareholders delivered to Odyssey an investor questionnaire in the form attached hereto as Exhibit B (each, an “Investor Questionnaire”), and Odyssey reviewed such Investor Questionnaires to assess whether each such Shareholder is an “accredited investor” within the meaning of Rule 501(a) under Regulation D of the Securities Act and has determined in good faith that fewer than 35 of the Shareholders listed on the Schedule of Shareholders are not accredited investors.

NOW, THEREFORE, in consideration of the mutual covenants, representations and warranties made herein and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto agree as follows:

Article 1

Definitions

Section 1.01. Certain Definitions. Capitalized terms used herein and not otherwise defined shall have their respective meanings set forth in Schedule B attached hereto.

Section 1.02. Interpretation. For purposes of this Agreement: (a) the words “include,” “includes,” and “including” shall be deemed to be followed by the words “without limitation”, (b) the word “or” is not exclusive, and (c) the words “herein,” “hereof,” “hereby,” “hereto,” and “hereunder” refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine, non-binary, and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Exhibits and Appendixes mean the Articles and Sections of, and Exhibits and Appendixes attached to, this Agreement, (y) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, restated, supplemented, and modified from time to time to the extent permitted by the provisions thereof, and (z) to a statute or law means such statute or law as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Appendixes referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Article 2

Exchange Terms

Section 2.01. Exchange Terms. On the terms and subject to the conditions of this Agreement, on the Exchange Date, each Shareholder shall exchange the number of CIC Shares set forth opposite such Shareholder’s name on Schedule A attached hereto for shares of Odyssey Common Stock (the “CIC Exchange”), which Schedule A shall be updated by Odyssey and CIC to include Shareholders who deliver a counterpart of this Agreement following the date hereof and prior to the date that is five (5) Trading Days prior to the Exchange Date.

Section 2.02. Exchange Procedures.

(a) Exercise of Exchange. Each Shareholder shall deliver to Odyssey or its designee on or prior to the Exchange Date:

(i) the registration information in the form attached hereto as Exhibit A (the “Registration Details”); and

(ii) a written, unconditional, and irrevocable assignment of CIC Shares in the form attached hereto as Exhibit C (an “Assignment”).

(b) Completion of Exchange. As soon as practicable after the Exchange Date (and in no event more than five (5) Trading Days thereafter) Odyssey shall deliver, or cause to be delivered to such Shareholder, a number of shares of Odyssey Common Stock equal to the product of (i) the number of CIC Shares such Shareholder desires to exchange, as set forth on Schedule A, multiplied by (ii) a fraction, the numerator of which is the CIC Per Share Value and the denominator of which is the Odyssey Per Share Value. Upon any exchange of CIC Shares for shares of Odyssey Common Stock pursuant to this Article 2, in lieu of any fractional shares to which such Shareholder would otherwise be entitled, the number of shares of Odyssey Common Stock issuable to such Shareholder shall be rounded down to the nearest whole share.

Section 2.03. Closing.

(a) The consummation of the CIC Exchange contemplated hereby (the “Closing”) shall occur within five (5) Trading Days of the Exchange Date. The Closing may occur with respect to one or more Shareholders notwithstanding that the Closing does not occur concurrently with respect to all Shareholders.

(b) The obligation of Odyssey, on the one hand, and each Shareholder, on the other hand, to consummate the Closing with respect to such Shareholder shall be subject to the satisfaction or valid waiver (by Odyssey, in the case of conditions applicable to Odyssey, and by such Shareholder, in the case of conditions applicable to such Shareholder) of the following conditions as of the Exchange Date:

(i) the Go Public Transaction shall have been consummated;

(ii) no suspension of the qualification of the Exchange Shares for offering or sale or trading in any applicable jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred; and

(iii) no applicable governmental authority (including any court, financial services or banking authority) shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) that is then in effect and has the effect of making illegal or otherwise restraining or prohibiting the consummation of the transactions contemplated hereby.

(c) In addition to the conditions set forth in Section 2.03(b), the obligation of Odyssey to consummate the Closing with respect to each Shareholder shall be subject to the satisfaction or valid waiver by Odyssey of the following additional conditions as of the Exchange Date:

(i) the representations and warranties of such Shareholder contained in Article 4 shall be true and correct in all material respects as of the Exchange Date (other than representations and warranties that by their terms speak as of an earlier date, which shall be true and correct in all material respects as of such earlier date); and

(ii) such Shareholder shall have performed, satisfied and complied in all material respects with its covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Shareholder at or prior to the Closing.

(d) In addition to the conditions set forth in Section 2.03(b), the obligation of each Shareholder to consummate the Closing shall be subject to the satisfaction or valid waiver by such Shareholder of the following additional conditions as of the Exchange Date:

(i) the representations and warranties of Odyssey contained in Article 3 shall be true and correct in all material respects as of the Exchange Date (other than representations and warranties that by their terms speak as of an earlier date, which shall be true and correct in all material respects as of such earlier date);

(ii) Odyssey shall have performed, satisfied and complied in all material respects with its covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by Odyssey at or prior to the Closing, except where any failure to do so would not reasonably be expected to prevent, materially delay, or materially impair the ability of Odyssey to consummate the Closing; and

(iii) Shareholder Approval shall have been obtained if Shareholder Approval is necessary to issue the maximum number of shares of Odyssey Common Stock issuable pursuant to this Agreement.

Section 2.04. Odyssey Shareholder Approval. Notwithstanding anything herein to the contrary, the aggregate maximum number of shares of Odyssey Common Stock that may be issued pursuant to this Agreement shall not (a) exceed 19.9% of the number of outstanding shares of Odyssey Common Stock immediately prior to the date of this Agreement, (b) exceed 19.9% of the combined voting power of the outstanding voting securities of Odyssey immediately prior to the date of this Agreement, in each case of clauses (a) and (b), unless Odyssey has obtained the requisite shareholder approval under applicable law and the listing rules of the Principal Market (“Shareholder Approval”), or (c) otherwise exceed such number of shares of Odyssey Common Stock that would violate applicable listing rules of the Principal Market; provided, however, that Odyssey shall use commercially reasonable efforts to obtain Shareholder Approval, as required by applicable law and the listing rules of the Principal Market, to authorize the issuance of the maximum aggregate number of shares of Odyssey Common Stock that may be issued pursuant to this Agreement

Section 2.05. Registration of Exchange Shares.

(a) The Exchange Shares issuable under Section 2.02 (the “Consideration Shares”): (i) will, subject to Section 2.05(b), not be registered under the Securities Act and will be issued to each Shareholder by reason of exemption from the registration provisions of the Securities Act; (ii) will constitute “restricted securities” within the meaning of Rule 144 under the Securities Act (“Rule 144”), and may not be offered, sold, pledged, assigned or otherwise transferred absent registration under the Securities Act or an exemption therefrom, and any such transfer shall be subject to compliance with applicable state securities Laws; and (iii) will initially bear a restrictive legend (or if held in book entry form, notation) describing to such restrictions.

(b) As promptly as practicable after the Closing, Odyssey shall either (x) prepare and file with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement, or (y) amend or supplement an existing registration statement, in each case to cover the resale of the Registrable Securities (as defined below) on a continuous or delayed basis pursuant to Rule 415 under the Securities Act (the “Resale Shelf”). Subject to any SEC Cutback, the Registrable Securities shall be included on the same Resale Shelf as the PIPE Shares or, in the alternative, the Resale Shelf shall be filed no later than the date on which the resale registration shall be filed with respect to the PIPE Shares, or if no Resale Shelf is filed with respect to the PIPE Shares, no later than 30 days from the Exchange Date. Notwithstanding the foregoing, if the Commission prevents Odyssey from including any or all of the Registrable Securities proposed to be registered under the Resale Shelf due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities (an “SEC Cutback”), such Resale Shelf shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as is permitted by the Commission and in accordance with the following sentence. In such event, (i) any shares of Odyssey Common Stock (including shares of Odyssey Common Stock underlying warrants) included on such Resale Shelf that are held by persons participating in the PIPE Financing (the “PIPE Shares”) shall be included in full to the extent permitted by the Commission first and (ii) thereafter, all cutbacks shall be allocated among the holders of Registrable Securities and holders of Other Registrable Securities (other than the PIPE Shares) on a pro rata basis (based on the number of Registrable Securities or Other Registrable Securities (other than the PIPE Shares) proposed to be registered under such Resale Shelf). Odyssey shall use commercially reasonable efforts to cause the Resale Shelf to be declared effective as soon as reasonably practicable after filing (taking into account the date of expiration of the Lock-Up Period) and, once declared effective, except for such times as Odyssey is permitted hereunder to suspend the use of the prospectus forming part of the Resale Shelf, to keep the Resale Shelf continuously effective and usable for the resale of all Registrable Securities. “Registrable Securities” means all Consideration Shares issuable to Shareholders and any shares in the capital of Odyssey issued or issuable in exchange for or with respect to any such Consideration Shares as a result of any share split, share dividend, recapitalization, exchange, adjustment or similar event; provided, however, that any Consideration Shares or other such shares shall cease to be Registrable Securities upon the earlier of: (i) the date on which such Consideration Shares or other shares have been sold pursuant to the Resale Shelf or pursuant to Rule 144 under the Securities Act (or any other exemption from registration thereunder); (ii) the date on which such Consideration Shares or other shares may be sold without volume or manner of sale restrictions pursuant to Rule 144 and without compliance by Odyssey of the current public information requirement under Rule 144 or (iii) the third anniversary of the Closing. “Other Registrable Securities” means any shares of Odyssey Common Stock with respect to which Odyssey has at the time of filing the Resale Shelf an obligation to file (upon demand or otherwise) and maintain an effective resale registration statement with the Commission for the holders of such shares, or to include such shares on a registration statement otherwise being filed with the Commission.

(c) Odyssey’s obligations to include a holder’s Registrable Securities in the Resale Shelf are contingent upon such holder furnishing in writing to Odyssey such information regarding itself, the securities of Odyssey held by it and the intended method of disposition of its Registrable Securities, and each holder of Registrable

Securities consenting to the inclusion of any such information in the Resale Shelf or any accompanying prospectus, as shall be reasonably requested by Odyssey to effect the registration of such Registrable Securities, and holders of Registrable Securities executing such documents in connection with such registration as Odyssey may reasonably request that are customary of a selling holder in similar situations. Notwithstanding anything to the contrary contained herein, Odyssey may delay or postpone filing of such Resale Shelf, and from time to time require holders of Registrable Securities not to sell under the Resale Shelf once effective or to suspend the use of any such Resale Shelf if it determines that in order for the Resale Shelf to not contain a material misstatement or omission, an amendment or supplement thereto would be needed, or if such filing or use could materially affect a bona fide business or financing transaction of Odyssey or would require premature disclosure of information that could materially adversely affect Odyssey (each such circumstance, a “Suspension Event”); provided that Odyssey shall use commercially reasonable efforts to make the Resale Shelf available for the sale by holders of Registrable Securities as soon as practicable thereafter.

(d) Upon receipt of any written notice from Odyssey (which notice shall not contain any material non-public information regarding Odyssey) of the occurrence of any Suspension Event during the period that the Resale Shelf is effective or if as a result of a Suspension Event the Resale Shelf or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, each Shareholder agrees that (i) it will immediately discontinue offers and sales of the Consideration Shares under the Resale Shelf (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the Shareholders receive copies of a supplemental or amended prospectus (which Odyssey agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment or supplement has become effective or unless otherwise notified by Odyssey that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by Odyssey unless otherwise required by law, subpoena or regulatory requirement.

Section 2.06. Lock-Up. Each Shareholder agrees that, without the prior written consent of Odyssey (which may be granted or withheld in Odyssey’s sole discretion), it shall not, during the lock-up period, which lock-up period shall be consistent with the lock-up period generally applicable to shareholders of AOM in connection with the Go Public Transaction as agreed to by AOM and Odyssey, but not to exceed six (6) months from the closing of the Go Public Transaction (the “Lock-Up Period”), directly or indirectly: (a) sell, offer to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, pledge, encumber, hypothecate, or otherwise transfer or dispose of (collectively, “Transfer”) any Exchange Shares or any securities convertible into or exercisable or exchangeable for Exchange Shares; (b) enter into any swap, derivative, hedging or similar arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Exchange Shares; or (c) make any public announcement or filing under applicable securities laws regarding any of the foregoing. Notwithstanding the foregoing, the restrictions in this Section 2.06 shall not apply to Transfers: (i) by gift or for estate-planning purposes; (ii) by will or intestacy upon death; (iii) to any affiliate of such Shareholder or to any trust, partnership, limited liability company or other entity for the benefit of, or controlled by, such Shareholder or its immediate family; or (iv) in the case of an entity, to its members, partners, or stockholders in connection with a bona fide distribution thereof; provided, in each case, that the transferee agrees in writing to be bound by the terms of this Section 2.06 and no public announcement or filing shall be required or voluntarily made during the Lock-Up Period in connection with such Transfer. For the avoidance of doubt, Odyssey’s obligations under Section 2.05 shall continue during the Lock-Up Period; provided, however, that no Shareholder may effect any Transfer of Exchange Shares, whether pursuant to the Resale Shelf or otherwise, prior to the expiration of the Lock-Up Period.

Section 2.07. Further Assurances. Any Shareholder shall from time to time a execute and deliver to Odyssey such additional documents, instruments, agreements, consents, and shall provide such additional information and take such other actions as Odyssey may reasonably request to carry out the terms of this Agreement.

Article 3

Representations and Warranties of Odyssey

Odyssey represents and warrants that the statements contained in this Article 3 are true and correct as of the date of this Agreement.

Section 3.01. Organization and Standing. Odyssey is duly organized, validly existing, and in good standing under the laws of the state of Nevada. Odyssey has all requisite power and authority to own, license, and operate its properties, to carry on its business as now conducted and to execute and deliver this Agreement and to perform its obligations hereunder.

Section 3.02. Authority. The execution and delivery by Odyssey of this Agreement and the consummation by Odyssey of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Odyssey. This Agreement has been duly executed and delivered by Odyssey, and this Agreement constitutes a legal, valid, and binding obligation of Odyssey, enforceable against Odyssey in accordance with its terms.

Section 3.03. No Conflict. The execution and delivery by Odyssey of this Agreement does not and the consummation by Odyssey of the transactions contemplated hereby will not (with or without the giving of notice or the lapse of time or both), contravene, conflict with, or result in a breach or violation of, or a default under, (a) Odyssey’s certificate of incorporation or bylaws, (b) subject to the accuracy of the Shareholders’ representations and warranties in Article 4 of this Agreement, in any material respects, any judgment, order, decree, statute, rule, regulation, or other law applicable to Odyssey or (c) in any material respects, any material contract, agreement, or instrument by which Odyssey is bound. No material consent, approval, order or authorization of, or registration, declaration, or filing with, any court, administrative agency or commission, or other governmental authority or instrumentality, domestic or foreign, is required by or with respect to Odyssey in connection with the execution and delivery by Odyssey of this Agreement or the consummation by Odyssey of the transactions contemplated hereby, except such filings, if any, as may be required under Rule 506 of Regulation D of the Securities Act and applicable state securities laws.

Section 3.04. Validity of Exchange Shares. The Exchange Shares have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid, and nonassessable to each Shareholder acquiring any of the Exchange Shares pursuant to this Agreement, free of any liens, claims, or other encumbrances, except for restrictions on transfer provided for herein or under the Securities Act or other applicable securities laws.

Article 4

Representations and Warranties of the Shareholders

Each Shareholder, severally and not jointly, represents and warrants to Odyssey with respect to only such Shareholder that the statements contained in this Article 4 are true and correct as of the date of this Agreement and will be true and correct on the Exchange Date.

Section 4.01. General.

(a) Such Shareholder has all requisite authority (and in the case of an individual, the capacity) to acquire Exchange Shares, to enter into this Agreement, and to perform all the obligations required to be performed by such Shareholder hereunder, and any acquisition of Exchange Shares will not contravene any law, rule, or regulation binding on such Shareholder or any investment guideline or restriction applicable to such Shareholder.

(b) Such Shareholder is a resident of the state set forth on such Shareholder’s signature page hereto and is not acquiring any Exchange Shares for any other person; provided that registration in the name of a nominee or custodian for the Shareholder’s account shall not constitute a breach of this representation.

(c) Such Shareholder will comply with all applicable laws and regulations in effect in any jurisdiction in which such Shareholder acquires or sells any Exchange Shares and obtain any consent, approval, or permission required for such acquisitions or sales under the laws and regulations of any jurisdiction to which such Shareholder is subject or in which such Shareholder makes such acquisitions or sales, and Odyssey shall have no responsibility therefor.

(d) Such Shareholder owns, beneficially and of record, the number of CIC Shares set forth opposite such Shareholder’s name on the Schedule of Shareholders.

(e) Such Shareholder shall comply in all respects with all restrictions on transfer applicable to such Shareholder’s CIC Shares, including the restrictions set forth in Article 3 of the CIC Constitution, and such Shareholder shall provide such evidence of compliance as Odyssey may reasonably request.

Section 4.02. Information Concerning Odyssey.

(a) Such Shareholder has had access to and reviewed to such Shareholder’s satisfaction all of the SEC Reports and all information disclosed by Odyssey relating to the Go Public Transaction.

(b) Such Shareholder understands and accepts that the acquisition of any Exchange Shares involves various risks, including the risks set forth in the SEC Reports and those relating to the Go Public Transaction. Such Shareholder represents that it is able to bear any loss associated with an investment in the Exchange Shares.

(c) Such Shareholder confirms that it is not relying on any communication (written or oral) of Odyssey or any of its affiliates or its advisors as investment or tax advice or as a recommendation to acquire any Exchange Shares. It is understood that neither Odyssey nor any of its affiliates or its advisors are acting or have acted as an advisor to such Shareholder in deciding to acquire any Exchange Shares. Such Shareholder acknowledges that neither Odyssey nor any of its affiliates or its advisors has made any representation regarding the proper characterization of the Exchange Shares for purposes of determining such Shareholder’s authority to acquire any Exchange Shares.

(d) Such Shareholder is familiar with the business, financial condition, and operations of Odyssey, including as may be affected by the Go Public Transaction, based on the SEC Reports and any other information disclosed by Odyssey. Such Shareholder has had access to such information concerning Odyssey, the Go Public Transaction, and the Exchange Shares as it deems necessary to enable it to make an informed investment decision concerning the acquisition of any Exchange Shares.

(e) Such Shareholder understands that each of such Shareholder’s representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Exchange Date, taking into account all information received by such Shareholder.

(f) Such Shareholder understands that no federal or state agency has passed upon the merits or risks of an investment in the Exchange Shares or made any finding or determination concerning the fairness or advisability of an investment in the Exchange Shares.

Section 4.03. Non-Reliance.

(a) Such Shareholder represents that it is not relying on (and will not at any time rely on) any communication (written or oral) of Odyssey or AOM, nor any affiliate or advisor of Odyssey or AOM, as investment advice or as a recommendation to acquire any of the Exchange Shares.

(b) Such Shareholder confirms that none of Odyssey, AOM, their respective affiliates or advisors has (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Exchange Shares or (ii) made any representation to such Shareholder regarding the legality of an investment in the Exchange Shares under applicable legal investment or similar laws or regulations. In deciding to acquire any Exchange Shares, such Shareholder is not relying on the advice or recommendations of Odyssey, AOM, any affiliate of Odyssey or AOM or any advisor of Odyssey or AOM, and such Shareholder has made its own independent decision that the investment in the Exchange Shares is suitable and appropriate for such Shareholder.

Section 4.04. Status of the Shareholder.

(a) Such Shareholder has such knowledge, skill, and experience in business, financial, and investment matters that such Shareholder is capable of evaluating the merits and risks of an investment in the Exchange Shares. With the assistance of such Shareholder’s own professional advisors, to the extent that such Shareholder has deemed appropriate, such Shareholder has made its own legal, tax, accounting, and financial evaluation of the merits and risks of an investment in the Exchange Shares. Such Shareholder has considered the suitability of the Exchange Shares as an investment in light of its own circumstances and financial condition, and such Shareholder is able to bear the risks associated with an investment in the Exchange Shares.

(b) Such Shareholder acknowledges that it has completed the Investor Questionnaire and that the information contained therein is complete and accurate as of the date thereof and is hereby affirmed as of the date hereof. Any information that has been furnished or that will be furnished by the undersigned to evidence its status as an accredited investor is accurate and complete, and does not contain any misrepresentation or material omission. Such Shareholder agrees to furnish any additional information requested by Odyssey or any of its affiliates to assure compliance with applicable U.S. federal and state securities laws in connection with the acquisition of Exchange Shares by such Shareholder.

(c) Such Shareholder acknowledges that it has been furnished with all information that it deems necessary to evaluate the merits and risks of the transactions contemplated by this Agreement and the Exchange Shares, including: (i) a copy of Odyssey’s most recent annual report on Form 10-K filed under the Exchange Act and copies of all reports and documents required to be filed by Odyssey under sections 13(a), 14(a), 14(c) and 15(d) of the Exchange Act since the date of such annual report, (ii) a brief description of Exchange Shares, and (iii) any material changes in Odyssey’s affairs that are not disclosed in the documents furnished.

(d) Such Shareholder acknowledges and agrees that the information referenced in Section 4.04(c) above was furnished to it with sufficient time for the Shareholder to review and consider such information in light of its investment in the Exchange Shares prior to the date hereof.

(e) Such Shareholder acknowledges and agrees that it has had the opportunity to ask questions of, and receive answers from, Odyssey and its representatives concerning the terms and conditions of the transactions contemplated hereby and to obtain any additional information reasonably requested to verify the accuracy of information furnished.

Section 4.05. Securities Law Compliance; Restrictions on Transfer.

(a) Such Shareholder is acquiring Exchange Shares solely for such Shareholder’s own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Exchange Shares. Such Shareholder understands that the Exchange Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of such Shareholder and of the other representations made by such Shareholder in this Agreement. Such Shareholder understands that Odyssey is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(b) Such Shareholder understands that the Exchange Shares are “restricted securities” under applicable federal securities laws and that the Securities Act and the rules of the Commission provide in substance that such Shareholder may dispose of Exchange Shares only pursuant to an effective registration statement under the Securities Act or in a transaction exempt from the registration requirements of the Securities Act, and such Shareholder understands that Odyssey has no obligation or intention, except as expressly provided with respect to the Resale Shelf, to register any of the Exchange Shares or the offering or sale thereof, or to take any action to permit offers or sales pursuant to the Securities Act or an exemption from registration thereunder (including pursuant to Rule 144 thereunder). Accordingly, such Shareholder understands that under the Commission’s rules, such Shareholder may dispose of Exchange Shares only pursuant to an effective registration statement under the Securities Act or in transactions which are exempt from the registration requirements of the Securities Act, and any transferee acquiring Exchange Shares from a Shareholder will acquire “restricted securities,” subject to the same limitations that apply to the Exchange Shares in the hands of such Shareholder. Consequently, such Shareholder understands that such Shareholder must bear the economic risks of the investment in the Exchange Shares for an indefinite period of time. Such Shareholder further acknowledges and understands that, under Rule 144, if such Shareholder is not an affiliate of Odyssey (as such term is defined under Rule 144) such Shareholder must hold any Exchange Shares acquired by such Shareholder for a period of six (6) months before such Shareholder may sell any of such Exchange Shares under Rule 144 and if the Shareholder is an affiliate the Shareholder and any transferee will be subject to additional restrictions.

(c) Such Shareholder agrees: (i) that such Shareholder will not sell, assign, pledge, give, transfer, or otherwise dispose of any Exchange Shares or any interest therein, or make any offer or attempt to do any of the foregoing, unless the transaction is registered under the Securities Act and complies with the requirements of all applicable state securities laws, or the transaction is exempt from the registration provisions of the Securities Act and all applicable requirements of state securities laws; (ii) that the certificates representing the Exchange Shares will bear the legend set forth in Section 4.06 making reference to the foregoing restrictions; and (iii) that Odyssey and its affiliates shall not be required to give effect to any purported transfer of any Exchange Shares, except upon compliance with the foregoing restrictions.

(d) Such Shareholder acknowledges that neither Odyssey nor any other person offered to sell the Exchange Shares to it by means of any form of general solicitation or general advertising (as such terms are used in Rule 502(c) of Regulation D under the Securities Act), including but not limited to: (i) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio or (ii) any seminar or meeting whose attendees were invited by any general solicitation or general advertising.

Section 4.06. Legend. Such Shareholder understands that any certificates evidencing the Exchange Shares will be imprinted with a legend in substantially the following form:

“THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED, OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR SUCH OTHER APPLICABLE LAWS.”

Section 4.07. Rule 144 Compliance. With a view to making available to the Shareholders the benefits of Rule 144 and any other rule or regulation of the Commission that may at any time permit a Shareholder to sell securities of Odyssey to the public without registration, until the date on which the Shareholders no longer hold any Registrable Securities, Odyssey: (i) shall use commercially reasonable efforts to make and keep public information available, as those terms are understood and defined in Rule 144; (ii) shall use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of Odyssey under Section 13 and 15(d) of the Exchange Act; (iii) represents and warrants that it is not currently an issuer identified in Rule 144(i)(1) (including, without limitation, a “shell company” as defined in Rule 12b-2 under the Exchange Act) and believes that the consummation of the Go Public Transaction will not cause Odyssey to become such an issuer, and covenants that it shall use commercially reasonable efforts to ensure that it will not become such an issuer during the one year period after this Agreement and (iv) shall furnish to any holder of Registrable Securities, upon request, a written statement by Odyssey as to its compliance with the reporting requirements of Rule 144 and Section 13 and 15(d) under the Exchange Act.

Section 4.08. Removal of Legends. For so long as any of the Exchange Shares constitute “restricted securities” within the meaning of Rule 144 under the Securities Act, and subject to receipt by Odyssey of any customary representation letters from a Shareholder as Odyssey may reasonably require, Odyssey shall use its commercially reasonable efforts to promptly assist such Shareholder in the removal of all restrictive legends referencing the Securities Act that limit resales or other distributions of the Exchange Shares to the extent that such Exchange Shares are (1) registered for resale and sold under an effective registration statement or (2) sold pursuant to Rule 144.

Article 5

Miscellaneous

Section 5.01. Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

Section 5.02. Governing Law. This Agreement shall be governed by and construed under the laws of New York as applied to agreements among New York residents, made and to be performed entirely within New York.

Section 5.03. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail if sent during normal business hours of the recipient, if not so confirmed, then on the next Business Day, or (c) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section 5.03):

If to Odyssey:	Odyssey Marine Exploration, Inc.
205 S. Hoover Blvd.
Suite 210
Tampa, Florida 33609
Attention: Legal Department
Email: legal@odysseymarine.com

If to any Shareholder:	To the address for such Shareholder set forth
on the signature pages hereto.

Section 5.04. Expenses. Each of the parties shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by this Agreement.

Section 5.05. Entire Agreement; Amendments and Waivers. This Agreement constitutes the full and entire understanding and agreement among the parties with regard to the subjects hereof. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of Odyssey and the Shareholders collectively owning not less than 50.1% of all CIC Shares then outstanding (the “Majority Shareholders”). Any waiver or amendment effected in accordance with this Section 5.05 shall be binding upon each party to this Agreement and any holder of any CIC Shares at the time outstanding and each future holder of all CIC Shares.

Section 5.06. Effect of Amendment or Waiver. Each Shareholder acknowledges that by the operation of Section 5.05, the Majority Shareholders will have the right and power to diminish or eliminate all rights of such Shareholder under this Agreement.

Section 5.07. Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

Section 5.08. Counterparts; Facsimile Signatures. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or electronic transmission shall be deemed to be their original signatures for all purposes.

[Signature pages follow.]

IN WITNESS WHEREOF, Odyssey and each Shareholder have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

ODYSSEY MARINE EXPLORATION, INC.

By:
Mark D. Gordon
Chairman and Chief Executive Officer

[Signature Page to CIC Equity Exchange Agreement]

IN WITNESS WHEREOF, Odyssey and each Shareholder have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

Print Name of Shareholder

Signature of Shareholder

Address:

Execution Version

ANNEX E

NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of April 8, 2026, by and between CIC Limited, a company formed under the laws of the Cook Islands with its principal office located at PO Box 104, Avarua, Rarotonga, Cook Islands (the “Company”) and American Ocean Minerals Corporation, a Delaware corporation with its principal office located at 400 N. Ashley Drive, Suite 190, Tampa, Florida 33602 (the “Holder” and together with the Company, the “Parties” and each a “Party”). Capitalized terms not otherwise defined in this Agreement shall have the meanings ascribed to them in Section 1 below.

RECITALS:

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, the Holder has agreed to purchase a convertible promissory note (the “Note”) from the Company in the aggregate amount of up to U.S.$20,000,000 (the “Note Amount”).

NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties, and covenants set forth below, the parties, intending to be legally bound, hereby agree as follows:

Section 1. Definitions. The following terms shall have the meanings set forth below:

(a)

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena, or investigation of any nature, civil, criminal, administrative, regulatory, or otherwise, whether at Law or in equity.

(b)

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. Notwithstanding anything to the contrary herein, the determination of whether one Person is an Affiliate of another Person for purposes of this Agreement shall be made based on the facts at the time such determination is made or required to be made, as the case may be, hereunder. For the avoidance of doubt, the Holder is not an Affiliate of the Company as of the date of this Agreement.

(c)

“Amended and Restated Constitution” means the amended and restated constitution of the Company to be adopted by the Company’s stockholders prior to the closing of the Go Public Transaction, and providing for the matters described on Schedule 1(c).

(d)	“Business Day” means a day that is not a Saturday, Sunday or any other day which is a public holiday or bank holiday in the place where an act is to be performed or a payment is to be made.

(e)

“Change in Control” means the earlier of the entry into a definitive agreement providing for, or the effective date of: (A) a sale, lease, transfer or other disposition in one or a series of related transactions of any of the Company’s interests in the Exploration License or any licenses or permits for the Company’s concession associated with the Exploration License, or (B) a sale, lease, transfer or other disposition of more than 50% of the outstanding voting equity interests of the Company, in each case other than to the Holder or its Affiliates or pursuant to the Equity Exchange Agreement and Option Agreements.

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(f)	“Class A Shares” means the Class A voting shares of the Company’s common stock.

(g)	“Class B Shares” means the Class B non-voting shares of the Company’s common stock.

(h)	“Class C Shares” means the Class C restricted shares of the Company’s common stock.

(i)	“Closing” means the Initial Closing or a Subsequent Closing, as applicable.

(j)	“Closing Date” means the Initial Closing Date or a Subsequent Closing Date, as applicable.

(k)	“Code” means the United States Internal Revenue Code of 1986, as amended.

(l)

“Company Intellectual Property” means all patents, patent applications, registered and unregistered trademarks, trademark applications, registered and unregistered service marks, service mark applications, tradenames, copyrights, trade secrets, domain names, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing, licenses in, to and under any of the foregoing, and in any and all such cases that are owned or used by the Company or its subsidiaries in the conduct of their business and/or as currently proposed to be conducted.

(m)	“Company Intellectual Property Rights” means all right, title and interest in and to the Company Intellectual Property.

(n)	“Conversion Rate” has the meaning set forth in Section 2(d).

(o)	“Conversion Shares” means the Class A Shares to which the Holder is entitled upon exercise of its conversion option in accordance with Section 2(d).

(p)	Intentionally omitted.

(q)

“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

(r)

“Environmental Claim” means any Action, Governmental Order, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification, and injunctive relief) arising out of, based on or resulting from: (i) the presence, release of, or exposure to, any Hazardous Substances; or (ii) any actual or alleged non-compliance with any Environmental Law.

(s)

“Environmental Laws” means any Law, regulation, or other applicable requirement relating to (i) releases or threatened release of Hazardous Substances; (ii) pollution or protection of employee health or safety, public health or the environment; or (iii) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances.

(t)

“Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law.

(u)

“Equity Exchange Agreement” means an Equity Exchange Agreement to be entered into among a publicly traded entity with shares listed on a recognized stock exchange in the United States and certain stockholders of the Company substantially in the form annexed hereto as Exhibit B.

(v)	“Exploration License” means the exploration license “EL 1” granted to the Company as license holder under the Seabed Minerals Act, pursuant to an application approved by Cook Islands Government on

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February 15, 2022, with a license start date of February 23, 2022 and a license end date of February 23, 2027, as such license may be renewed, extended, varied, replaced, substituted or reissued from time to time in accordance with the SBM Legislation.

(w)	“Exploration Regulations” means the Cook Islands Seabed Minerals (Exploration) Regulations 2020.

(x)	“FCPA” means the United States Foreign Corrupt Practices Act of 1977, as amended.

(y)	“GAAP” means United States generally accepted accounting principles in effect from time to time.

(z)

“Government Official” means (i) any elected or appointed official (whether in the military, executive, legislative, or judicial branches of government) of a local, state, provincial, regional or national government (or of any department or agency of those types of government bodies), (ii) any government employee, part-time or full-time government worker, or anyone “acting in an official capacity” (i.e., acting under a delegation of authority from a government to carry out government responsibilities), (iii) any political party member, political party official, or candidate for political office, (iv) any official or employee of a public international organization such as the World Bank or United Nations, or of any department or agency of those types of organizations, or (v) any official, representative, or employee of a company that is under even partial ownership or control by a government.

(aa)

“Governmental Authority” means any federal, state, provincial, municipal, local, foreign or other governmental or quasi-governmental authority, agency, board, bureau, commission, department, court, tribunal, or other instrumentality, or any regulatory, administrative or other body exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

(bb)	“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, or award entered by or with any Governmental Authority.

(cc)

“Go Public Transaction” means a transaction, or series of transactions, whereby either the shares in the capital stock of the Holder are listed on a recognized stock exchange in the United States, or all, but not less than all, of the issued and outstanding shares in the capital stock of the Holder have been acquired by a publicly traded entity with shares listed on a recognized stock exchange in the United States.

(dd)

“Hazardous Substances” means any substances, materials, or wastes that, because of their quantity, concentration, or physical, chemical, or infectious characteristics, may pose a present or potential hazard to human health or the environment when improperly used, stored, treated, disposed of, generated, manufactured, transported, or otherwise handled.

(ee)	Intentionally omitted.

(ff)	“Interest Payment Date” means March 31, June 30, September 30 and December 31 during which the Principal Amount, or any portion thereof, remains outstanding commencing on June 30, 2026.

(gg)

“International Anti-Corruption Laws” means all applicable United States, United Kingdom, European Union and other applicable jurisdictions’ anti-bribery, anti-corruption, and anti-money laundering Laws, including the FCPA.

(hh)	“International Trade Laws” means all applicable United States, United Kingdom, European Union and other applicable jurisdictions’ economic sanctions, export control, and import and customs Laws.

(ii)

“knowledge” including the phrase “to the Company’s knowledge”, means the actual knowledge of the Company’s officers and managers after reasonable investigation and assuming such knowledge as each such individual would have as a result of the reasonable performance of his or her duties in the ordinary course.

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(jj)

“Law” means any international, national, federal, state, provincial or local law, constitution, treaty, convention, statute, Governmental Order, ordinance, code, rule or regulation, or common law in each case, of any Governmental Authority of competent authority and jurisdiction.

(kk)

“Licensed Intellectual Property” means all patents, patent applications, registered and unregistered trademarks, trademark applications, registered and unregistered service marks, service mark applications, tradenames, copyrights, trade secrets, domain names, mask works, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing in which the Company holds exclusive or non-exclusive rights or interests granted by license from other Persons, and in any and all such cases that used by the Company or its subsidiaries in the conduct of their business and/or as currently proposed to be conducted.

(ll)

“Material Adverse Effect” means any event, occurrence, fact, condition, change or effect that has, or could reasonably be expected to have, either individually or in the aggregate with all other events, occurrences, facts, conditions, changes or effects, a material adverse effect on the business, assets (including intangible assets), liabilities, condition (financial or otherwise), property or results of operations of the Company and its subsidiaries taken as a whole, or the ability of the Company to consummate timely the transactions contemplated by this Agreement, but shall exclude any event, occurrence, fact, condition, change or effect, resulting from: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) any changes in financial, banking or securities markets in general; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action taken (or omitted to be taken) at the written request of the Holder; (vi) any changes in applicable Laws or accounting rules; (viii) the public announcement of the transactions contemplated by this Agreement; or (ix) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); provided, however, that in the case of each of the foregoing clauses (i), (ii), (iii), (iv) and (vi) any such event, occurrence, fact, condition, change or effect shall not be excluded to the extent that it has or would reasonably be expected to have a disproportionate adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, relative to that of other companies operating in the same industries in which the Company operates.

(mm)	“Maturity Date” means April 7, 2030.

(nn)	“Minister” means the responsible Minister under the Seabed Minerals Act.

(oo)

“Obligations” means the Principal Amount, any interest payable hereunder (including, for the avoidance of doubt, all PIK Interest), and all other obligations of the Company pursuant to the Transaction Documents.

(pp)	“OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

(qq)

“Option Agreement” means one or more Option Agreements anticipated to be entered into among a publicly traded entity with shares listed on a recognized stock exchange in the United States and certain stockholders of the Company substantially in the form annexed hereto as Exhibit C.

(rr)

“Permitted Encumbrances” means security interests granted by the Company securing Purchase Money Obligations provided that (i) such encumbrance does not extend to any assets other than the property acquired in connection with which such Purchase Money Obligations was created or assumed and any proceeds thereof, (ii) such encumbrance and the indebtedness secured thereby are incurred simultaneously with such acquisition, (iii) the indebtedness secured thereby is not otherwise restricted or prohibited under this Agreement, or any other Agreement between the Company and the Holder, and

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(iv) the amount of indebtedness initially secured thereby is not more than 100% of the purchaser price of such asset.

(ss)

“Person” means an individual, a corporation, a limited liability company, an association, a partnership, a joint venture, a joint stock company, a trust, an unincorporated organization or a government or an agency or a political subdivision thereof or any other entity.

(tt)

“Principal Amount” means (i) the aggregate amount of the Purchase Price that has been advanced to the Company by the Holder, up to an aggregate amount of U.S.$20,000,000.00, plus (ii) PIK Interest that has been capitalized in accordance with Section 2(c).

(uu)	Intentionally omitted.

(vv)

“Purchase Money Obligations” means secured indebtedness of the Company created or assumed to finance any part of the purchase price of tangible personal property, and including any extension, renewals or refunding any such indebtedness.

(ww)

“Required Filings” means the filings, registrations, executed agreements or other documents or actions, required in the reasonable discretion of the Holder to perfect the Security Interests in the assets of the Company.

(xx)	“Restricted Party” means any Person (i) included on one or more Restricted Party Lists, or (ii) owned by or acting on behalf of a Person included on one or more Restricted Party Lists.

(yy)

“Restricted Party List” includes (i) the list of sanctioned entities maintained by the United Nations, (ii) the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List, and the Sectoral Sanctions Identifications List, all administered by OFAC, (iii) the U.S. Denied Persons List, the U.S. Entity List, and the U.S. Unverified List, all administered by the U.S. Department of Commerce, (iv) the consolidated list of Persons, Groups and Entities subject to European Union Financial Sanctions, as implemented by the E.U. Common Foreign & Security Policy, and (v) similar lists of restricted parties maintained by other applicable governments.

(zz)	“Revenue Participation Agreement” means the revenue participation agreement dated February 2, 2026 among the Holder, the Company and CIC LLC.

(aaa)

“Right” means any options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other right, however denominated, to subscribe for, purchase or otherwise acquire any equity interest or other security of any class of the Company or any of its subsidiaries, with or without payment of additional consideration in cash or property, either immediately or upon the occurrence of a specified date or a specified event or the satisfaction or happening of any other condition or contingency.

(bbb)

“SBM Legislation” means, collectively, (a) the Seabed Minerals Act 2019 (Cook Islands), (b) the Seabed Minerals (Exploration) Regulations 2020, (c) the Seabed Minerals (Royalties) Regulations 2013, (d) the Environment Act 2003 (Cook Islands), and (e) the Environment (Seabed Minerals Activities) Regulations 2023 and the Seabed Minerals (Minerals Harvesting and Other Mining) Regulations 2024, (f) any license, permit, approval, work plan, condition or other requirement issued by the SBMA or any other Governmental Authority under any of the foregoing; and (g) any amendments, re-enactments, replacements or successor instruments relating to seabed minerals activities in the Cook Islands.

(ccc)	“SBMA” means the Cook Islands Seabed Minerals Authority, or any successor Governmental Authority exercising equivalent functions under the SBM Legislation.

(ddd)	“SBMA Requirements” means the activities required by the SBMA in connection with the renewal of the Exploration License and the advancement towards trial and commercial licensure.

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(eee)	“Seabed Minerals Act” means the Cook Islands Seabed Minerals Act 2019, as amended, and all regulations promulgated thereunder, including the Exploration Regulations.

(fff)	“Securities Act” means the Securities Act of 1933, as amended, of the United States and the rules and regulations promulgated thereunder.

(ggg)	“Security Documents” means any documents or agreements required to be provided, executed or agreed to grant or perfect the Security Interests.

(hhh)	“Shares” means, collectively, the Class A Shares, Class B Shares and Class C Shares.

(iii)

“Transaction Documents” means this Agreement, the Note, the Security Documents, the Required Filings, the Revenue Participation Agreement, the Security Agreement and any other documents or agreements executed in furtherance of the terms hereof.

Section 2. Note Issuance and Purchase.

(a) Issuance of the Note. Pursuant to the terms and subject to the conditions set forth in this Agreement, the Company shall sell and issue to the Holder, and the Holder shall purchase from the Company, the Note in an amount of up to U.S.$20,000,000 (the “Purchase Price”). The Principal Amount shall bear interest as set forth in Section 2(c) and the Principal Amount together with any and all accrued interest thereon remaining unpaid, and any other sums due to the Holder in connection with the Obligations evidenced by the Note, shall be due and payable in full on the Maturity Date. All or any portion of the amount outstanding under the Note shall be convertible pursuant to and in accordance with Section 2(d).

(b) Payment of Purchase Price

(i)

Subject to the satisfaction or waiver of the conditions set forth in Section 3, within five (5) business days of the date hereof, the Holder shall pay to the Company a portion of the Purchase Price in an amount determined by the Parties immediately before the Initial Closing (such portion of the Purchase Price, the “Initial Purchase Price”) by wire transfer of immediately available funds to the account designated by the Company in writing.

(ii)

From time to time, the Company may issue additional requests for up to U.S.$5,000,000 at a time in the form attached here to as Exhibit D (each, an “Advance Request”) in accordance with the Budget, the SBMA Requirements and the terms of this Agreement, provided, however, that (i) the first additional Advance Request cannot be made until the fiscal quarter following the Initial Closing Date, and (ii) no more than two (2) Advance Requests may be made per fiscal quarter. Subject to the satisfaction or waiver of the conditions set forth in Section 3 and compliance with the covenants set forth in Section 5, within ten (10) Business Days after the Holder’s receipt of each such subsequent Advance Request, the Holder shall pay to the Company the requested portion of the Purchase Price (each, a “Subsequent Purchase Price”) by wire transfer of immediately available funds to the account designated by the Company in the Advance Request; provided, however, that if the Company (i) deviates from the use of proceeds in excess of 10% of the aggregate amount of the then-current Budget, (ii) deviates from the SBMA Requirements, or (iii) fails to deliver the required Reports in accordance with the terms of this Agreement, the Holder may, in its sole discretion, refuse to advance the Subsequent Purchase Price in connection with such Advance Request and any subsequent Advance Requests until such failure to deliver is cured.

(iii)

If the Holder fails to pay the Initial Purchase Price or any Subsequent Purchase Price associated with any Advance Request (x) that has been delivered in accordance with the terms of Sections 2(b)(i) and 2(b)(ii) above (and for the avoidance of doubt, any refusal by the Holder to pay any Subsequent Purchase Price in connection with any Advance Request pursuant to the proviso set

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forth in Section 2(b)(ii) shall be deemed not be a failure to pay such Advance Request under this Section 2(b)(iii)) and (y) for which the Holder’s obligation to pay has arisen in accordance with the terms of this Agreement (including, without limitation, the satisfaction or waiver of the conditions set forth in Section 3 and, in respect of an Advance Request delivered pursuant to Section 2(b)(ii), compliance with the covenants set forth in Section 5), for any reason other than failure by the Company to comply with the provisions of this Agreement, then the Company may, by written notice to the Holder, terminate this Agreement. Upon such termination, the Holder may, in its sole discretion, (A) declare the entire outstanding Principal Amount, together with all accrued interest and all other Obligations due under the Note, or any portion thereof, to be due and payable within twenty (20) Business Days of the Holder’s notice; or (B) convert all or any portion of the amounts due under the Note in accordance with Section 2(d) hereof.

(iv)

Notwithstanding any other provision of this Agreement, if the Holder fails to pay the Initial Purchase Price or any Subsequent Purchase Price associated with any Advance Request for any reason, including failure by the Company to comply with the provisions of this Agreement, the Company shall be permitted to finance its ongoing operations by issuance of equity securities (an “Equity Issuance”); provided, however, that any Equity Issuance shall (i) be in accordance with the terms of the Amended and Restated Constitution, (ii) be contingent, if necessary, upon any required approvals by a Governmental Authority.

(c) Interest.

(i)	Interest rate: The Principal Amount shall bear interest at the rate of eight (8.0)% per annum (the “Applicable Rate”).

(ii)

PIK Interest: The Company will pay accrued interest on the Principal Amount on a quarterly basis on each Interest Payment Date by capitalizing such quarterly interest amount as additional principal (“PIK Interest”), with such PIK Interest to be added to the Principal Amount outstanding as of such Interest Payment Date.

(iii)

Default Interest Rate: Upon an Event of Default, the unpaid Principal Amount and, to the extent permitted by Law, any accrued and unpaid interest and all other Obligations, shall accrue interest at the Applicable Rate plus default interest at the rate of three percent (3.0%) per annum until paid in full.

(d) Option to Convert the Note Obligations.

(i)

Option to Convert. The Holder shall have the right at any time and from time to time prior to the Maturity Date (the “Conversion Period”), in accordance with the procedures set forth below, to convert all or any portion of the outstanding Principal Amount of the Note and any accrued and unpaid interest thereon (the “Convertible Obligations”) into Class A Shares).

(ii)

Mechanics of Conversion. If the Holder elects to exercise its right to convert the Convertible Obligations, the Holder shall (i) specify in a written notice to the Company (a “Conversion Notice”) in substantially the form of notice of conversion attached to the Note as Exhibit A (A) that the Holder elects to exercise its right to convert all or a portion of the Convertible Obligations, (B) the amount of the Convertible Obligations to be so converted, and (C) whether the Class A Shares acquired pursuant to this Section 2(d) are to be issued in the name of the Holder or a designee; and (ii) surrender the Note to the Company and furnish any appropriate endorsements and transfer documents if required by the Company if the Holder elects to convert all of the Convertible Obligations. As soon as practicable after the Conversion Date, the Class A Shares acquired by the Holder pursuant to this Section 2(d) (the “Conversion Shares”) shall be registered by the Company in the name of the Holder or its designee. The Company shall use its commercially reasonable efforts to cause such registration to occur within ten (10) Business Days following the Conversion Date.

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(iii)

Conversion Basis. If the Holder elects to exercise its right to convert all or a portion of the Convertible Obligations, then the number of Class A Shares (rounded to the nearest whole number) that the Holder shall be entitled to receive shall equal the quotient determined by dividing (A) the amount of the Convertible Obligations to be converted, as specified in the Conversion Notice, by (B) the Conversion Rate, subject to adjustment in accordance with Section 2(d)(vi). As used in this Agreement, (1) “Conversion Rate” means a rate, computed immediately before the Initial Closing on a fully diluted as-converted basis taking into account all equity securities of the Company, that ascribes to the Company a valuation of $200,000,000.

(iv)

Conversion Date. Any conversion of the Convertible Obligations pursuant to this Agreement by the Holder shall be deemed to occur on the date which the Holder delivers the Conversion Notice and, if the Holder elects to convert all of the Convertible Obligations, surrenders the Note to the Company, or such later date as the Holder may designate in the Conversion Notice (the “Conversion Date”).

(v)

Fractional Shares. If the Holder elects to convert the Convertible Obligations pursuant to this Section 2(d), in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company shall pay the Holder cash equal to such fraction multiplied by the Conversion Rate.

(vi)	Certain Adjustments.

(A)

Stock Split, Stock Dividend, Etc. If the Company at any time on or after the date hereof subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of common stock into a greater number of shares, the Conversion Rate in effect immediately prior to such subdivision will be proportionately reduced. If the Company at any time on or after the date of issuance combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of common stock into a smaller number of shares, the Conversion Rate in effect immediately prior to such combination will be proportionately increased. Any adjustment pursuant to this Section 2(d)(vi) shall become effective immediately after the effective date of such subdivision or combination.

(B)

Reorganization, Merger, Etc. If there is a reorganization, or a merger or consolidation of the Company with or into any other entity which results in a conversion, exchange, or cancellation of the common stock of the Company, upon any subsequent conversion of the Note pursuant to this Section 2(d)(vi), the Holder will be entitled to receive the kind and amount of securities, cash, and other property or assets which the holder would have received if the Holder had converted the Note into Class A Shares in accordance with this Section 2(d)(vi) immediately prior to the first of these events and had retained all the securities, cash, and other property or assets received as a result of those events.

(C)

Adjustments. If the Company, after the date hereof, shall take any action affecting the Class A Shares other than action described in this Section 2(d)(vi), which in the reasonable opinion of the Holder would materially affect the rights of the Holder, the Conversion Rate and/or the Conversion Shares, the number of Class A Shares which may be acquired upon conversion of the Note shall be adjusted by the Company and the Holder in good faith, as they may determine to be equitable to the Holder in the circumstances.

(vii)

Qualifications. If the Holder elects to exercise its right to convert all or a portion of the Convertible Obligations, then all authorizations, approvals or permits, if any, (a) of any Governmental Authority or regulatory body of the Cook Islands that are required in connection with the lawful issuance and sale of the Conversion Shares, and (b) of the SBMA, each as applicable, pursuant to this Agreement shall be obtained and effective as of the Closing on the Conversion Date.

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(e) Use of Proceeds. The proceeds of the Purchase Price shall be used substantially in accordance with the use of proceeds table provided by the Company and subject to the Holder’s reasonable approval on or prior to the Initial Closing Date (the “Budget”), as the Budget may be updated and amended from time to time in accordance with this subsection. The Parties shall consider amendments to the Budget proposed by the Company, and if approved by both Parties, acting reasonably, such amendments shall be adopted. Notwithstanding the foregoing, the Company may make reasonable unilateral amendments to the Budget to account for changes in Law, regulatory requirements, marine operations issues, weather, political issues, availability of ships, equipment, personnel and scientists, and any other factors beyond the control of the Company which require adjustments to pursue the Company’s exploration activities and maintain compliance with Cook Islands law; provided that any amendments to the Budget exceeding 10% of the Budget in the aggregate must be approved and adopted by the Parties in accordance with the preceding sentence.

(f) Repayment of the Note.

(i)

Generally. The Company hereby unconditionally promises to pay to the Holder in full in cash, to the extent not previously paid or converted pursuant to this Agreement, the Principal Amount, together with interest thereon and any other amounts due under the Transaction Documents, on the Maturity Date.

(ii)	Prepayment. Except as provided in Section 2(b)(iii), prepayment of any portion of the Principal Amount may not be made by the Company without the written consent of the Holder.

Section 3. Closing and Conditions to Closing.

(a) Closing.

(i)

Initial Closing. The initial closing (the “Initial Closing”) of the sale of the Note in return for the Initial Purchase Price paid by the Holder to the Company shall take place on a date agreed by the Parties (the “Initial Closing Date”). At the Initial Closing, (i) the Holder shall deliver the Initial Purchase Price to the Company by wire transfer of immediately available funds, (ii) the Company shall deliver to the Holder the Note in the aggregate amount of the Purchase Price and the other Transaction Documents as set forth in Section 3(b), and (iii) the Company shall deliver to the Holder a Compliance Certificate.

(ii)

Subsequent Closings. Each subsequent closing (each, a “Subsequent Closing”) shall take place on a date agreed by the Parties (each, a “Subsequent Closing Date”). At each Subsequent Closing, (i) the Holder shall deliver the Subsequent Purchase Price to the Company by wire transfer of immediately available funds, and (ii) the Company shall deliver to the Holder a Compliance Certificate.

(b) Conditions to Closing. The obligation of the Holder to pay the Initial Purchase Price or a Subsequent Purchase Price to the Company at each of the Initial Closing Date or Subsequent Closing Dates, as applicable, is subject to the satisfaction, on or prior to such Closing Date, of each of the following conditions or waiver thereof by the Holder in its sole discretion:

(i)

Representations and Warranties. The representations and warranties of the Company contained in Section 4 of this Agreement and in each of the Transaction Documents shall be true and correct in all material respects as of each Closing Date as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period), with materiality being measured on an aggregate basis with respect to any breaches or inaccuracies; provided that any representation or warranty of the Company that is qualified as to materiality, “Material Adverse Effect” or similar qualification shall be true and correct in all

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respects as of the Closing Date as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period).

(ii)

Performance. The Company shall have in all material respects performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before the Closing (with materiality being measured on an aggregate basis with respect to all breaches of covenants, agreements, obligations and conditions).

(iii)

Compliance Certificate. The Company shall deliver to the Holder at the Closing a certificate certifying that the conditions specified in Section 3(b)(i), (ii), (xiii) and (xv) of this Agreement have been fulfilled (a “Compliance Certificate”).

(iv)

SBMA Letter. As of the Initial Closing, the Company shall have received a letter from the SBMA indicating (i) that the funding pursuant to this Agreement and share exchange pursuant to the Equity Exchange Agreement are approved or that no approval is needed, and (ii) the factual conditions required to submit an application for extension of the Exploration License.

(v)

Board of Directors. As of the Initial Closing and each Subsequent Closing, the size and composition of the board of directors shall comply in all respects with the terms of the Amended and Restated Constitution.

(vi)

Amended and Restated Constitution. As of each Subsequent Closing that occurs following closing of the Go Public Transaction, the stockholders of the Company shall have duly adopted, and the Company shall have executed and delivered, the Amended and Restated Constitution, which shall continue to be in full force and effect, and the Company shall continue to be in full compliance therewith.

(vii)

Amended and Restated Constitution. The Company shall deliver to the Holder at the Initial Closing a copy of the Amended and Restated Constitution to be adopted by the Company’s stockholders prior to the closing of the Go Public Transaction.

(viii)

Secretary’s Certificate – Initial Closing. The Secretary of the Company shall have delivered to the Holder at the Initial Closing a certificate certifying resolutions of the board of directors of the Company approving the Transaction Documents and the transactions contemplated thereunder.

(ix)

Secretary’s Certificate – Subsequent Closing. The Secretary of the Company shall have delivered to the Holder at the first Subsequent Closing following closing of the Go Public Transaction, a certificate certifying the Certificate of Incorporation and the Amended and Restated Constitution as in effect at the closing of the Go Public Transaction.

(x)

Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Holder, and the Holder (or its counsel) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested. Such documents may include good standing certificates.

(xi)	Exploration License. The Exploration License shall be in full force and effect, and the Company shall have delivered to the Holder evidence reasonably satisfactory to the Holder of the foregoing.

(xii)

Equity Issuances. Except with the prior written consent of the Holder or pursuant to Section 2(b)(iv), the Company shall not have issued or authorized the issuance of any equity interests in the Company, Rights, or other securities other than as disclosed on the Schedules to this Agreement, pursuant to the Transaction Documents and any Option Agreement or Equity Exchange Agreement.

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(xiii)

Go Public Transaction. As of each Subsequent Closing, the Go Public Transaction shall have been consummated; provided, however, if the Company issues an Advance Request in accordance with the Budget, the SBMA Requirements and the other terms of this Agreement prior to the consummation of the Go Public Transaction and the Holder elects not to pay to the Company the Subsequent Purchase Price, then the Company shall be permitted to seek alternative financing arrangements to finance its ongoing operations; provided further, however, that any Equity Issuance shall (i) be in accordance with the terms of the Amended and Restated Constitution, (ii) be contingent, if necessary, upon any required approvals by a Governmental Authority.

(xiv)

Certain Transactions. As of the Initial Closing, the Company (A) shall have satisfied the liabilities described on Schedule 3(b)(xii)(A) by issuance of equity securities, and (B) shall have issued the equity securities described on Schedule 3(b)(xii)(B). As of the first Subsequent Closing, the Company shall have satisfied the liabilities described on Schedule 3(b)(xii)(C) by payment in cash using proceeds obtained at the Initial Closing.

(xv)

Budget and Use of Proceeds. The Purchase Price shall be used in compliance with the Budget and the SBMA Requirements, with any deviation not exceeding 10% of the Budget in the aggregate and the Holder shall be reasonably satisfied that the Company’s use of proceeds from the Initial Purchase Price and any prior Advance Requests shall have been used in compliance with the Budget and the SBMA Requirements with a deviation not exceeding 10% of the Budget in the aggregate.

(xvi)	Transaction Documents. The Company shall have duly executed and delivered to the Holder each of the Transaction Documents to which it is a party.

(xvii)

No Default. (x) No Event of Default hereunder shall exist at the time when the Initial Purchase Price or a Subsequent Purchase Price to the Company shall be paid by the Holder at the Initial Closing Date or any Subsequent Closing Dates, as applicable, or be caused thereby and (y) the Company shall not be in material default of any other obligations to the Holder or its Affiliates.

(xviii)

Other Documents. The Company shall have delivered to the Holder such other documents, instruments or certificates relating to the transactions contemplated by this Agreement as the Holder or its counsel may reasonably request.

Section 4. Representations and Warranties.

(a) Representations, Warranties and Acknowledgements of the Company. The Company hereby represents, warrants and acknowledges to the Holder that, except as set forth on the disclosure schedule attached as Schedule 1 (the “Disclosure Schedules”), which exceptions shall be deemed to be part of the representations, warranties and acknowledgements made hereunder, the following representations are true and complete as of the Effective Date. The Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections contained in this Agreement, and the disclosures in any section of the Disclosure Schedule shall qualify other sections in this Agreement only to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections.

(i)

Organization, Good Standing, Power and Qualification. The Company is a company duly organized, validly existing and in good standing under the Laws of the Cook Islands and has all requisite company power and authority to carry on its business as now conducted and as presently proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which it does business.

(ii)	Capitalization.

(A) The authorized capital of the Company consists, immediately prior to the Initial Closing, solely of 150,000,000 Class A Shares, 150,000,000 Class B Shares, and 10,000,000 Class C

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Shares. Section 4(a)(ii) of the Disclosure Schedule shall be provided in writing to the Holder immediately prior to the Initial Closing and shall set out the number of Shares of each such class that are then issued and outstanding. All of the outstanding Class A Shares, Class B Shares and Class C Shares have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities Laws. No other class of stock has been authorized.

(B) The Company has reserved 2,000,000 Class B Shares for issuance to a consultant after a vesting period.

(C) Section 4(a)(ii) of the Disclosure Schedule, which shall be provided in writing to the Holder immediately prior to the Initial Closing, sets forth the capitalization of the Company, including the number of Shares and the record and beneficial holders thereof of the following: (i) issued and outstanding Shares, including, with respect to restricted Shares, vesting schedule and repurchase price; (ii) outstanding Share options, including vesting schedule and exercise price; (iii) Shares reserved for future award grants; and (iv) outstanding warrants to acquire Shares. Except for the Shares and Rights pursuant to an Equity Exchange Agreement or an Option Agreement and as set forth in Section 4(a)(ii) of the Disclosure Schedule, there are no outstanding Rights with respect to any Shares or other equity interest or other security of any class of the Company.

(D) To the Company’s knowledge, any “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) under which the Company makes, is obligated to make or promises to make, payments (each, a “409A Plan”) complies in all material respects, in both form and operation, with the requirements of Section 409A of the Code and the guidance thereunder. To the Company’s knowledge, no payment to be made under any 409A Plan is, or will be, subject to the penalties of Section 409A(a)(1) of the Code.

(E) the Company has obtained valid waivers of any Rights by other parties to purchase any of the Class A Shares covered by this Agreement.

(iii)

No Subsidiaries. The Company does not own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

(iv)

Authorization. All company action required to be taken by the Company’s board of directors in order to authorize the Company to enter into the Transaction Documents and to perform its obligations thereunder has been taken. No authorization by the Company’s stockholders is required for the Company to enter into the Transaction Documents and to perform its obligations thereunder. All action on the part of the officers of the Company necessary for the execution and delivery of the Transaction Documents, the performance of all of its obligations thereunder, and the issuance and delivery of the Conversion Shares has been taken. The Transaction Documents, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except as limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally or (b) Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(v)

Valid Issuance of Conversion Shares. The Conversion Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on

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transfer under the Transaction Documents, applicable state and federal securities Laws and liens or encumbrances created by or imposed by the Holder. Assuming the accuracy of the representations of the Holder in Section 4 of this Agreement, the Conversion Shares will be issued in compliance with all applicable securities Laws.

(vi)

Dilutive Effect. The Company acknowledges that the number of Conversion Shares may increase in certain circumstances. The Company further acknowledges that Company’s obligation to issue the Conversion Shares pursuant to the terms and subject to the conditions and other limitations of the Convertible Notes in accordance with this Agreement and the other Transaction Documents is absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other equity holders of the Company.

(vii)

Governmental Consents and Filings. Assuming the accuracy of the representations made by the Holder in Section 4(b) of this Agreement, and except as set forth on Section 4(a)(vii) of the Disclosure Schedule, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement or any Equity Exchange Agreement.

(viii)

Unencumbered Collateral. The Collateral is not subject to any Encumbrance, other than those in favor of the Holder and Permitted Encumbrances and except as contemplated by the Revenue Participation Agreement.

(ix)

Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to the Company’s knowledge, currently threatened in writing (a) against the Company or any officer or director of the Company arising out of their employment or board relationship with or (b) that questions the validity of the Transaction Documents or any Equity Exchange Agreement or the right of the Company to enter into them, or to consummate the transactions contemplated thereby. Neither the Company nor, to the Company’s knowledge or any of the Company’s officers or directors is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers or directors, such as would adversely affect the Company). There is no action, suit, proceeding or investigation by the Company pending or which the Company intends to initiate. The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened in writing (or any basis therefor known to the Company) involving the prior employment of any of the Company’s employees, their services provided in connection with the Company’s business, any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers.

(x)

Insurance. The Company is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as its management believes to be prudent and customary in the businesses in which it is engaged.

(xi)

Compliance with Other Instruments. Except as set forth in Section 4(a)(vii) of the Disclosure Schedule, the Company is not in violation or default (a) of any provisions of its certificate of incorporation and constitution, (b) of any instrument, judgment, order, writ or decree, (c) under any note, indenture or mortgage, (d) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound that is required to be listed on the Disclosure Schedule, or (e) of any provision of Law, statute, rule or regulation applicable to the Company, the violation of which would be materially adverse to the Company. The execution, delivery and performance of the Transaction Documents and any Equity Exchange Agreement and the consummation of the transactions contemplated thereby will not result in any such material violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a default

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under any such provision, instrument, judgment, order, writ, decree, contract or agreement; or (ii) an event which results in the creation of any material lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

(xii)	Agreements; Actions.

(A) Except for the Transaction Documents, and except as set forth in Section 4(a)(xii) of the Disclosure Schedule, there are no agreements, understandings, instruments, contracts or proposed transactions to which the Company is a party or by which it is bound that involve (i) obligations (contingent or otherwise) of, or payments to, the Company in excess of U.S.$250,000, (ii) the license of any patent, copyright, trademark, trade secret or other proprietary right to or from the Company, (iii) the grant of rights to manufacture, supply, service or operate any vessel or other equipment in connection with the exploration, development or extraction of offshore mineral resources, or (iv) indemnification by the Company with respect to infringements of proprietary rights.

(B) Except as set forth in Section 4(a)(xii) of the Disclosure Schedule, the Company has not (i) declared or paid any distributions, or authorized or made any distribution upon or with respect to any of its equity securities, (ii) incurred any indebtedness for money borrowed or incurred any other liabilities individually in excess of U.S.$250,000 or in excess of U.S.$1,000,000 in the aggregate, (iii) made any loans or advances to any Person, other than ordinary advances for business expenses, or (iv) sold, exchanged or otherwise disposed of any of its assets or rights, other than in the ordinary course of business. For the purposes of (A) and (B) of this Section 4(a)(xii), all indebtedness, liabilities, agreements, understandings, instruments, contracts and proposed transactions involving the same Person (including Persons the Company has reason to believe are affiliated with each other) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such section.

(C) The Company has not received notice of a default and is not in default under, or with respect to, or in breach of, any material contractual obligation nor does any condition exist that with notice or lapse of time or both would constitute a default or breach thereunder. All contracts are valid, subsisting, in full force and effect and binding upon the Company and the other parties thereto, and the Company has paid in full or accrued all amounts due thereunder and has satisfied in full or provided for all of its liabilities and obligations thereunder, except to the extent that the failure of any such payment or liability would not have a Material Adverse Effect. To the Company’s knowledge, no other party to any such contract is in default or breach thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a default or breach by such other party thereunder, except, to the extent that such default or breach would not have a Material Adverse Effect.

(xiii)	Certain Transactions.

(A) Other than (i) standard employee benefits generally made available to all employees, standard employee offer letters and standard confidentiality agreements, (ii) standard director and officer indemnification agreements approved by the board of directors of the Company and made available in the data room maintained by the Company or its affiliate made accessible to the Holder as of the date hereof (the “Data Room”), (iii) contracts with consultants providing services to the Company approved by the Company in the ordinary course of business and made available in the Data Room or described in Section 4(a)(xiii) of the Disclosure Schedule, (iv) the purchase of Class A Shares and the issuance of options to purchase Class A Shares, in each instance, approved in the written minutes of the board of directors of the Company made available in the Data Room, and (v) the Transaction Documents, there are no agreements, understandings or

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proposed transactions between the Company and any of its officers, directors, employees or consultants, or any Affiliate thereof.

(B) Except as set forth in Section 4(a)(xiii) of the Disclosure Schedule, Company is not indebted, directly or indirectly, to any of its directors, officers or employees or to their respective spouses or children or to any Affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees. To the Company’s knowledge, and except as set forth in Section 4(a)(xiii) of the Disclosure Schedule, none of the Company’s directors, officers, employees, consultants who are also stockholders of the Company, or any stockholders of any such person’s immediate families, or any Affiliate of the foregoing are, directly or indirectly, indebted to the Company or, have any (i) material commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationship with any of the Company’s customers, suppliers, service providers, joint venture partners, licensees and competitors, or (ii) direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a business relationship, other than AOM (collectively, a “Conflict of Interest”); provided, however, that the ownership by any directors, officers or employees of the Company, or stockholders of the immediate family of any of the foregoing of a financial interest in any contract with the Company shall not be deemed a Conflict of Interest.

(xiv)

Rights of Registration and Voting Rights. The Company is not under any obligation to register under any applicable securities Law of any jurisdiction any of its currently outstanding securities or any securities issuable upon exercise or conversion of its currently outstanding securities. To the Company’s knowledge, no stockholder of the Company has entered into any agreements with respect to the voting of Class A Shares, Class B Shares, Class C Shares or other equity securities of the Company.

(xv)	Tax Matters.

(A) The Company has filed, or caused to be filed on its behalf, on a timely basis all income tax returns and all material non-income tax returns required to be filed by it (after giving effect to any extensions that have been requested by, and granted to such Person by the applicable taxing authority) and all such tax returns were true, correct and complete in all material respects. The Company has paid or caused to be paid on its behalf all income taxes and all material non-income taxes required to be paid by it. The Company (i) has not executed or granted any waiver or agreed to any extension with respect to any statute of limitations on the assessment or collection of any material tax and (ii) does not have any power of attorney in effect with respect to any taxes.

(B) The Company has withheld all material taxes from payments to any applicable Person and timely paid such taxes to the appropriate taxing authority in compliance with all applicable Laws.

(C) The Company has not applied to any taxing authority for any tax ruling, including any application for a private letter ruling that has been withdrawn.

(D) No taxing authority has asserted any deficiency or assessment, or proposed any adjustment, of any material taxes against the Company that has not been fully resolved. No claim has been made in writing by any taxing authority in a jurisdiction where the Company does not file tax returns that the Company is or may be subject to taxation by that jurisdiction.

(E) The Company has not participated in any “reportable transaction” within the meaning of Section 1.6011-4(b) of the income tax regulations promulgated under the Code.

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(F) The Company has provided the Holder with true, correct and complete copies of any and all opinions, memoranda, or slide decks it has obtained from its advisors regarding tax planning or tax exposure matters of, or with respect to, the Company.

(xvi)

Company Documents. The certificate of incorporation and constitution of the Company are in the form made available in the Data Room. The copy of the minute books of the Company made available in the Data Room contains all minutes currently in existence of meetings of directors and stockholders and all actions by written consent without a meeting by the directors and stockholders since the date of formation and accurately reflects in all material respects all actions by the directors (and any committee of directors) and stockholders of the Company.

(xvii)

International Anti-Corruption and International Trade Laws. The Company, its personnel and anyone acting on behalf of the Company, have at all times (a) refrained from engaging, directly or indirectly, in unethical and/or illegal conduct, including corruption, extortion, money-laundering, tax evasion, fraud and embezzlement and (b) complied with all applicable International Anti-Corruption Laws and International Trade Laws. The Company has not, directly or indirectly, promised, offered, or given any financial or other direct or indirect benefit to anyone to secure an improper advantage, including by influencing an act, omission or decision of a Government Official. To the Company’s knowledge, there has been no violation of International Anti-Corruption Laws or International Trade Laws. The Company further represents that it has maintained, and has caused each of its Affiliates to maintain, systems of internal controls (including, but not limited to, accounting systems, purchasing systems and billing systems) and written policies to ensure compliance with International Anti-Corruption Laws and International Trade Laws and to ensure that all books and records of the Company accurately and fairly reflect, in reasonable detail, all transactions and dispositions of funds and assets. Neither the Company nor any of its officers, directors or employees is the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to International Anti-Corruption Laws or International Trade Laws.

(xviii)

Government Official Ownership. Except as set forth in Section 4(a)(xviii) of the Disclosure Schedule, no Government Official (a) directly or indirectly owns any equity or other interest in the Company (including, but not limited to, debt that is convertible into equity, call rights, or employment or other agreements that provide for compensation in equity), or (b) serves as a director, officer, agent, or other representative of the Company.

(xix)

Export Control Laws. The Company has conducted all export transactions in accordance with applicable provisions of United States export control Laws and regulations, including the Export Administration Regulations, the International Traffic in Arms Regulations, the United States Foreign Investment Risk Review Modernization Act of 2018 and the regulations administered OFAC, and the export control Laws and regulations of any other applicable jurisdiction. Without limiting the foregoing: (a) the Company has obtained all export licenses and other approvals, timely filed all required filings and has assigned the appropriate export classifications to all products, in each case as required for its exports of products, software and technologies from the United States and any other applicable jurisdiction; (b) the Company is in compliance with the terms of all applicable export licenses, classifications, filing requirements or other approvals; (c) there are no pending or, to the Company’s knowledge, threatened claims against the Company with respect to such exports, classifications, required filings or other approvals; (d) there are no pending investigations related to the Company’s exports; and (e) there are no actions, conditions, or circumstances pertaining to the Company’s export transactions that would reasonably be expected to give rise to any material future claims. Neither the Company nor any of its Affiliates, directors, officers, stockholders, employees, or, to the Company’s knowledge, agents, has been (i) added to any Restricted Party List, (ii) debarred or otherwise excluded or declared ineligible to

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participate in government agreements, grants, or other programs financed in whole or in part by any United States federal government entity, or (iii) under investigation by any government agency or organization relating to potential violations of applicable Laws. The Company has not engaged in any business with or in, provided any services to or in, or used any funds to contribute to or finance the activities of or in, any Restricted Party.

(xx)

Financial Statements. Complete copies of the Company’s audited consolidated financial statements, consisting of the balance sheet of the Company as at December 31 in each of the years 2024 and 2025, and the related statements of income and retained earnings, stockholders’ equity, and cash flow for the years then ended (the “Financial Statements”), have been made available in the Data Room. The Financial Statements of the Company have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved. The Financial Statements are based on the books and records of the Company, and fairly present in all material respects the financial condition of the Company as of the respective dates they were prepared and the results of the operations of the Company for the periods indicated. The audited balance sheet of the Company as of December 31, 2025, is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date.” The Company maintains a standard system of accounting established and administered in accordance with GAAP.

(xxi)

Undisclosed Liabilities. Except as set forth in Section 4(xxi) of the Disclosure Schedule, the Company has no material liabilities, obligations, or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured, or otherwise, except (a) those that are adequately reflected, reserved against or disclosed in the Balance Sheet as of the Balance Sheet Date, and (b) those that have been incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date and which are not, individually or in the aggregate, material in amount.

(xxii)

Absence of Certain Changes, Events, and Conditions. Since the Balance Sheet Date, and other than in the ordinary course of business consistent with past practice or as set forth in Section 4(xxii) of the Disclosure Schedule, there has not been, with respect to the Company, any event, occurrence, or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(xxiii)	Intellectual Property.

(A) Section 4(xxiii)(A) of the Disclosure Schedule lists all Company Intellectual Property that is either (i) subject to any issuance, registration, application, or other filing by, to, or with any Governmental Authority or authorized private registrar in any jurisdiction (collectively, “Intellectual Property Registrations”), including registered trademarks, domain names, and copyrights, issued and reissued patents, and pending applications for any of the foregoing; or (ii) used in or necessary for the Company’s current or planned business or operations. All required filings and fees related to the Intellectual Property Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Intellectual Property Registrations are otherwise in good standing.

(B) The Company owns, exclusively or jointly with other Persons, all right, title, and interest in and to the Company Intellectual Property, free and clear of Encumbrances. The Company is in full compliance with all legal requirements applicable to the Company Intellectual Property and the Company’s ownership and use thereof.

(C) Section 4(xxiii)(C) of the Disclosure Schedule lists all licenses, sublicenses, and other agreements whereby the Company is granted rights, interests, and authority, whether on an exclusive or non-exclusive basis, with respect to any Licensed Intellectual Property that is used in

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or necessary for the Company’s current or planned business or operations. All such agreements are valid, binding, and enforceable between the Company and the other parties thereto, and the Company and such other parties are in full compliance with the terms and conditions of such agreements.

(D) The Company Intellectual Property and Licensed Intellectual Property as currently or formerly owned, licensed, or used by the Company or proposed to be used, and the Company’s conduct of its business as currently and formerly conducted and proposed to be conducted have not, do not, and will not infringe, violate, or misappropriate the intellectual property of any Person. The Company has not received any communication, and no Action has been instituted, settled or, to the Company’s knowledge, threatened that alleges any such infringement, violation, or misappropriation, and none of the Company Intellectual Property are subject to any outstanding Governmental Order.

(E) Section 4(xxiii)(E) of the Disclosure Schedule lists all licenses, sublicenses, and other agreements pursuant to which the Company grants rights or authority to any Person with respect to any Company Intellectual Property or Licensed Intellectual Property. All such agreements are valid, binding, and enforceable between the Company and the other parties thereto, and the Company and such other parties are in full compliance with the terms and conditions of such agreements. No Person has infringed, violated, or misappropriated, or is infringing, violating, or misappropriating, any Company Intellectual Property.

(xxiv)

Exploration License. The Exploration License is valid and in full force and effect. All fees and charges with respect to such Exploration License as of the date hereof have been paid in full. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse, or limitation of the Exploration License.

(xxv)

Environmental Matters. The Company is currently and has been in compliance in all material respects with all Environmental Laws and has not received from any Person any: (A) Environmental Notice or Environmental Claim; or (B) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing.

(xxvi)	Compliance with Laws. The Company has complied, and is now complying, in all material respects with all Laws applicable to it or its business, properties, or assets.

(xxvii)

Full Disclosure. No representation or warranty by the Company in this Agreement and no statement contained in the Disclosure Schedule to this Agreement or any certificate or other document furnished or to be furnished to the Holder pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading. To the Company’s knowledge, there is no event or circumstance that the Company has not disclosed to the Holder which could reasonably be expected to have a Material Adverse Effect.

(b) Representations and Warranties of the Holder. The Holder hereby represents and warrants to the Company that:

(i)

Organization and Good Standing and Qualification. It is a company duly organized, validly existing, and in good standing under the Laws in the jurisdiction of its formation and has all requisite corporate power and authority to carry on its business as now conducted.

(ii)

Authorization. This Agreement constitutes the Holder’s valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar Laws relating to or affecting the enforcement of creditors’

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rights and (ii) Laws relating to the availability of specific performance, injunctive relief or other equitable remedies. The Holder represents that it has full power and authority to enter into this Agreement.

Section 5. Covenants. The Company covenants and agrees that:

(a) Use of Proceeds. The Company will use the net proceeds from the Purchase Price in accordance with Section 2(e) and will provide any documentation requested by the Holder in order to validate the use of proceeds.

(b) Compliance with Law. The business of the Company shall not be conducted in violation of any Law, ordinance or regulation of any Governmental Authority, except where such violations would not reasonably be expected to result, either individually or in the aggregate, in a material adverse effect on the Company, its business or its assets.

(c) Conduct of Business. The Company will not engage in any business other than activities directly related to the Exploration License and related preparatory, technical, regulatory, and financing activities, without prior written consent of the Holder.

(d) Corporate Existence. So long as the Note or any Obligations remain outstanding, the Company shall not cause or allow any fundamental change to the corporate existence of the Company or a Change in Control.

(e) Corporate Actions. The Company will not (i) form any new subsidiaries, (ii) enter into any joint venture, (iii) license any of its material Company Intellectual Property Rights, or (iv) grant any participation or royalty rights in the area as specified in the Exploration License, without prior written consent of the Holder.

(f) Conflict of Interest. So long as the Note or any Obligations remain outstanding, and except to the extent approved in writing by the Holder, other than transactions entered into in the ordinary course of business between the Company and CIC LLC pursuant to the Management Services Agreement dated January 1, 2021 between the Company and CIC LLC (the “Services Agreement”), and except with respect to debt existing as at the date hereof which has been disclosed to the Holder pursuant to this Agreement, the Company shall not be indebted, directly or indirectly, to any of its directors, officers or employees or to their respective spouses or children or to any Affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees. So long as the Note or any Obligations remain outstanding, other than transactions entered into in the ordinary course of business pursuant to the Services Agreement, and except with respect to existing transactions or relationships disclosed pursuant to this Agreement, none of the Company’s directors, officers, employees, consultants who are also stockholders of the Company, or any stockholders of any such person’s immediate families, or any Affiliate of the foregoing shall, directly or indirectly, become indebted to the Company or, have a Conflict of Interest.

(g) Conversion Procedures. Nothing other than (i) the Conversion Notice, and (ii) if the Holder elects to convert all of the Convertible Obligations, the Note, is required in order to convert the Convertible Obligations in accordance with Section 2(d). No additional legal opinion, other information, filings or instructions shall be required of the Holder to convert the Convertible Obligations. The Company shall honor conversions of the Convertible Obligations in accordance with the terms hereof and shall deliver the Conversion Shares in accordance with the terms, conditions and time periods set forth herein.

(h) Stay, Extension and Usury Laws. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or

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advantage of, any stay, extension or usury Law or other Law that would prohibit or forgive the Company from paying all or any portion of the Principal Amount or any interest thereon as contemplated herein, wherever enacted, now or at any time hereafter in force, or that may affect the covenants or the performance of this Agreement; and the Company (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such Law, and covenants that it will not, by resort to any such Law, hinder, delay or impede the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such power as though no such Law had been enacted.

(i) Limitation on Restricted Payments. The Company will not (i) directly or indirectly declare or pay any dividend or make any payment or distribution (x) on account of the Company’s capital stock or (y) to the direct or indirect holders of the Company’s capital stock in their capacity as holders or (ii) purchase, redeem, defease or otherwise acquire or retire for value any capital stock of the Company.

(j) Transactions with Affiliates. Except pursuant to existing arrangements disclosed pursuant to this Agreement, and other than transactions entered into in the ordinary course of business pursuant to the Services Agreement, the Company will not directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, incur any new indebtedness from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company other than to the Holder or its Affiliates in conjunction with the Note and the Security Interests.

(k) Further Instruments and Acts. Upon request of the Holder, the Company will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this Agreement and the Note.

(l) Services Agreement. Except to the extent approved in writing by the Holder, which consent shall not be unreasonably withheld, the Company will not make any amendments, waivers or voluntary modifications to the terms of the Services Agreement.

(m) Taxes.

(A) The Company will timely file all foreign, federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject and will timely pay all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and for which reserves have been created in its financial statements.

(n) Asset Sales. The Company will not consummate any sale, assignment, transfer or other disposition of any material (as reasonably determined by the Company in good faith) assets outside of the ordinary course of business.

(o) Indebtedness; Liens. The Company will not incur any indebtedness or cause or allow any lien, claim or Encumbrance to exist against the Collateral or other assets of the Company other than the Security Interests or a Permitted Encumbrance.

(p) Licenses and Permits. The Company will maintain in good standing the Exploration License and all other licenses and permits issued to it by any Governmental Authority.

(q) Exploration License. Other than as expressly required by a Governmental Authority, in which case the Company will provide notice to the Holder of the required amendments within ten (10) business days thereof,

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the Company will not make any amendments, waivers, or voluntary modifications to the Exploration License or its regulatory submissions, work plans, environmental programs or technical programs within prior written consent of the Holder.

(r) Reporting. The Company shall provide the following information to the Holder (collectively, the “Reports”):

(i)	On or prior to the end of the calendar month following the end of each calendar quarter, a variance report (each, a “Variance Report”) indicating variances to the Budget;

(ii)	On or prior to the end of the calendar month following each calendar quarter, an unaudited financial report for the prior calendar quarter;

(iii)	Monthly cash and payment reports for the Company in a form reasonably acceptable to the Holder;

(iv)	A 90-day cash forecast, updated quarterly;

(v)	Within ten Business Days of receipt, but at least once per month, bank account statements for the Company; and

(vi)

A notice specifying the nature and status of any Event of Default, giving a description thereof and specifying the action proposed to be taken with respect thereto, not later than five Business Days after the occurrence thereof becomes known to the Company.

(s) Books and Records. The Company will provide the Holder with full access to its books and records for inspection by the Holder on reasonable notice.

(t) Company Diligence. So long as (i) the Note or any Obligations remain outstanding hereunder, or (ii) the convertible promissory note or any related obligations owing pursuant to the terms of that certain Note Purchase Agreement, dated as of the date hereof by and between CIC LLC and the Holder remain outstanding, the Company shall allow and assist the Holder to conduct all due diligence investigations relating to the Company which the Holder may reasonably require, including by providing the Holder with full access to its books and records for inspection by the Holder on reasonable notice as well as reasonable access, during business hours, to the senior management team of the Company.

(u) Compliance Audit. In the event of a Variance Report indicating variances to the Budget in excess of 10% of the aggregate Budget, the Company will provide the Holder with complete access to all of its books and records in order to complete an audit to evaluate the Company’s compliance with the Budget at the expense of the Holder; provided, however, that if the results of the audit reflect previously undisclosed variances in excess of 5% of the aggregate Budget, the Company will be responsible for reimbursing the Holder for all costs and expenses associated with such audit.

Section 6. Security Interest. As general and continuing security for the payment or performance, as the case may be, in full of the Obligations howsoever arising or incurred, the Company shall grant to the Holder, in form and substance satisfactory to the Holder, a general security agreement governed by the laws of Cook Islands executed by the Company in favour of the Holder, its successors and assigns (the “Security Agreement”), creating a first-priority (subject to Permitted Encumbrances) security interest (the “Security Interest”), in all right, title or interest in or to any and all of the assets, properties and undertakings now owned or hereafter acquired by Company and in all assets, properties and undertakings that the Company now has or at any time in the future may acquire (collectively, the “Collateral”). The Company shall promptly prepare, deliver, file or execute any documents or agreements, and do such other acts, from time to time, as are, reasonably requested by the Holder to create, perfect or preserve the Security Interest granted by the Company under the Security

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Agreement, and shall provide the Holder with such assistance and do such acts as the Holder may from time to time reasonably request and provide such other materials of conveyance, assignment, transfer or charge to properly effect the Holder’s security as contemplated and shall renew and maintain such registration, filings and recordings from time to time as and when required to keep them in full force and effect. The Company shall from time to time execute and deliver all such further deeds or other instruments of conveyance, assignment, transfer, mortgage or hypothec, charge, security interest or pledge in connection with any assets acquired by the Company and intended to be subject to the Security Agreement after the date hereof, or as may be required to properly perfect the security interest of the Holder in any collateral subject to the Security Agreement. The Company hereby waives all rights to receive from the Holder a copy of any financing statement, financing change statement or verification statement (or the equivalent thereof) filed at any time or from time to time in respect of this Agreement or the Note.

Section 7. Defaults and Remedies.

(a) Events of Default. The following events shall be considered events of default with respect to the Note, unless, with respect to the events described in paragraphs (ii), (xi) and (xii) below, any such event shall have been cured within 30 days after the occurrence thereof becomes known to the Company (collectively, the “Events of Default” and each individually, an “Event of Default”):

(i)	the Company shall default in the payment or repayment, as the case may be, of any Obligations when due;

(ii)	the use of proceeds of the Purchase Price deviates from the proposed use of proceeds in the then-current Budget by an amount in excess of 10% of the aggregate Budget;

(iii)

the Company shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts in general as they become due, or shall file a voluntary petition for bankruptcy, or shall file any petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, dissolution or similar relief under any present or future statute, Law or regulation, or shall file any answer admitting the material allegations of a petition filed against the Company in any such proceeding, or shall seek or consent to or acquiesce in the appointment of any trustee, receiver or liquidator of the Company, or of all or any substantial part of the properties of the Company, or the Company or its respective directors or majority stockholders shall take any action looking to the dissolution or liquidation of the Company;

(iv)

within ninety (90) days after the commencement of any proceeding against the Company seeking any bankruptcy reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute, Law or regulation, such proceeding shall not have been dismissed, or within ninety (90) days after the appointment without the consent or acquiescence of the Company of any trustee, receiver or liquidator of the Company or of all or any substantial part of the properties of the Company, such appointment shall not have been vacated;

(v)	any act, matter, or thing is done, or any action or proceeding is taken, with a view to terminating the Company’s existence;

(vi)	the Company ceases to carry on its business or makes, or proposes to make, any sale of its assets in bulk or any sale of its assets out of the usual course of its business;

(vii)	the failure of the Company to maintain in good standing the licenses and permits for any concession associated with the Company, including but not limited to the Exploration License;

(viii)	a Change in Control shall occur with a party unaffiliated with the Holder, other than as contemplated by the Transaction Documents;

(ix)	the occurrence of a “default” or “event of default” under any of the Transaction Documents;

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(x)

the Company denies its obligations under this Agreement or any other Transaction Document or claims that this Agreement or any other Transaction Document is invalid or has been withdrawn in whole or in part;

(xi)

any representation or warranty made by the Company in this Agreement or in any other Transaction Document or in any certificate or other document at any time delivered to the Holder is or was incorrect or misleading in any material respect; or

(xii)

the Company shall fail to observe or perform any other material obligation to be observed or performed by it under this Agreement or the other Transaction Documents, or contained in any of the agreements between the Company and the Holder or its Affiliates, within ten (10) Business Days of the date on which such obligation is required to be observed or performed under such agreement.

(b) Remedies. Upon the occurrence of any Event of Default hereunder, the Holder may, in the Holder’s sole discretion and without notice to the Company: (i) declare the entire outstanding Principal Amount, together with all accrued interest and all other Obligations, to be immediately due and payable, and the same shall thereupon become immediately due and payable without protest, presentment, demand or notice, which are hereby expressly waived; (ii) exercise its right of setoff against any money, funds, credits or other property of any nature whatsoever of Company now or at any time hereafter in the possession of, in transit to or from, under the control or custody of or on deposit with, the Holder or any affiliate of the Holder in any capacity whatsoever; (iii) exercise its option to convert the Convertible Obligations pursuant to Section 2(d); (iv) exercise any or all rights, powers and remedies existing at Law, in equity, by statute or otherwise with respect to the Collateral, including but not limited to, levy of attachment, garnishment, possession and sale of the Collateral; and (v) exercise any or all rights, powers and remedies now or hereafter existing at Law, in equity, by statute or otherwise. Notwithstanding the foregoing, upon the occurrence of an Event of Default under Section 7(a)(iii), (iv), (v) or (vi) the entire outstanding Principal Amount, together with all accrued interest and all other Obligations under the Transaction Documents shall automatically be deemed immediately due and payable without any notice or action by the Holder, and without protest, presentment, demand or notice, which are hereby expressly waived.

(c) Remedies Cumulative. Each right, power and remedy of the Holder hereunder or now or hereafter existing at Law, in equity, by statute or otherwise shall be cumulative and concurrent, and the exercise or beginning of the exercise of any one or more of them shall not preclude the simultaneous or later exercise by the Holder of any or all such other rights, powers or remedies. No failure or delay by the Holder to insist upon the strict performance of any one or more provisions of this Agreement or the Note or to exercise any right, power or remedy consequent upon a default hereunder shall constitute a waiver thereof or preclude the Holder from exercising any such right, power or remedy. By accepting full or partial payment after the due date of any amount of principal of or interest on this Agreement or the Note, or other amounts payable on demand, the Holder shall not be deemed to have waived the right either to require prompt payment when due and payable of all other amounts of principal of or interest on this Agreement or the Note or other amounts payable on demand, or to exercise any rights and remedies available to it in order to collect all such other amounts due and payable under this Agreement or the Note.

(d) Collection Expenses. If this Agreement or the Note is placed in the hands of an attorney for collection following the occurrence of an Event of Default hereunder, the Company agrees to pay to the Holder upon demand all costs and expenses, including, without limitation, all attorneys’ fees and court costs incurred by the Holder in connection with the enforcement or collection of this Agreement or the Note (whether or not any action has been commenced by the Holder to enforce or collect this Agreement or the Note) or in successfully defending any counterclaim or other legal proceeding brought by the Company contesting the Holder’s right to collect the outstanding Principal Amount and all other Obligations. The obligations of the Company to pay all such costs and expenses shall not be merged into any judgment by confession against the Company. All of such

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costs and expenses shall bear interest at the rate of interest provided herein, from the date of payment by the Holder until repaid in full.

Section 8. Miscellaneous.

(a) Certain Rules of Construction. Any term defined herein in the singular form shall have a comparable meaning when used in the plural form, and vice versa. When used herein, (i) the words “hereof,” “herein” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement and (ii) the terms “include,” “includes,” and “including” are not limiting. All words used in this Agreement shall be construed to be of such gender or number as the circumstances require. Unless the context requires otherwise, derivative forms of any term defined herein shall have a comparable meaning to that of such term. The headings in this Agreement are for convenience of reference only, and shall not be deemed to alter or affect any provision of this Agreement. References to the Sections, Schedules or Exhibits shall refer respectively to the sections, schedules or exhibits of this Agreement, unless otherwise expressly provided.

(b) Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties, provided, however, that the Company may not assign its obligations under this Agreement without the written consent of the Holder. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(c) Maximum Interest. Notwithstanding anything herein to the contrary, including but not limited to Section 2(c), if any provisions of this Agreement or the Note shall ever be construed to require the payment of any amount of interest in excess of that permitted by applicable Law, then the interest to be paid pursuant to this Agreement or the Note shall be held subject to reduction to the amount allowed under applicable Law and any sums paid in excess of the interest rate allowed by Law shall be applied in reduction of the principal balance outstanding pursuant to this Agreement or the Note.

(d) Opportunity to Consult with Legal Counsel. The Parties acknowledge they have had a full and fair opportunity to consult with independent legal counsel of their own choosing throughout all negotiations which preceded the execution of this Agreement, and in connection with their execution of this Agreement.

(e) Governing Law; Jurisdiction. THIS AGREEMENT AND THE NOTE, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT AND THE NOTE, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO THE CONFLICTS OF LAWS PROVISIONS THEREOF). The Company irrevocably consents and agrees, for the benefit of the Holder, that any legal action, suit or proceeding against it with respect to obligations, liabilities or any other matter arising out of or in connection with this Agreement or the Note may be brought in the courts of the State of New York or the courts of the United States located in Manhattan, New York, and, until amounts due and to become due in respect of the Note and all Obligations have been paid, hereby irrevocably consents and submits to the non-exclusive jurisdiction of each such court in personam, generally and unconditionally with respect to any action, suit or proceeding for itself in respect of its properties, assets and revenues. The Company irrevocably and unconditionally waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with this Agreement or the Note brought in the courts of the State of New York or the courts of the United States located in Manhattan, New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

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(f) Waiver of Jury Trial. THE COMPANY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT, THE NOTE OR THE OTHER TRANSACTION DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE THE COMPANY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE NOTE, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. THE COMPANY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY HOLDER HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT ANY HOLDER WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) THE COMPANY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) THE COMPANY MAKES THIS WAIVER VOLUNTARILY, AND (D) THE COMPANY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE FINANCIAL ACCOMODATIONS MADE FOR THE BENEFIT OF THE COMPANY HEREUNDER AND UNDER THE NOTE AND THE OTHER TRANSACTION DOCUMENTS.

(g) Expenses. Each of the parties shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by this Agreement.

(h) Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, if not so confirmed, then on the next Business Day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section 8(h)):

If to the Company:	CIC Limited
House 2, Rarotonga Airport Authority
PO Box 104
Avarua, Rarotonga
Cook Islands
Attn: Simone Fe’ao
Email: simone@cic.co.ck

with a copy (which will not constitute notice) to:

Browne Harvey & Associates PC
PO Box 429
Avarua
Rarotonga, Cook Islands
Attention: Karen Harvey
Email: karen@browneharvey.co.nz

If to the Holder:	American Ocean Minerals Corporation
400 North Ashley Dr.
Suite 1900
Tampa, FL 33602
Attention: Philip Plough
Email: pplough@aomusa.com

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with a copy (which will not constitute notice) to:

Gibson, Dunn & Crutcher LLP
200 Park Avenue, New York, NY 10166
Attention: John Gaffney
Email: jgaffney@gibsondunn.com

and

Cassels Brock & Blackwell LLP
Suite 3200, 40 Temperance Street
Toronto, Ontario M5H 0B4 Canada
Attention: Jonathan Sherman
Email: jsherman@cassels.com

(i) Entire Agreement; Amendments and Waivers. This Agreement, the Note, the Transaction Documents, and any other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. Any term of this Agreement or the Note may be amended and the observance of any term of this Agreement or the Note may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the Holder. Any waiver or amendment effected in accordance with this Section 8(i) shall be binding upon each party to this Agreement and any holder of the Note purchased under this Agreement at the time outstanding and each future holder of all the Note.

(j) Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable Law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

(k) Acknowledgement. In order to avoid doubt, it is acknowledged that the Holder shall be entitled to the benefit of all adjustments in the number of shares of Conversion Shares as a result of any splits, recapitalizations, combinations or other similar transaction affecting the Class A Shares issuable upon conversion of the Note that occur prior to the conversion of the Note.

(l) Counterparts; Facsimile Signatures. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or electronic transmission shall be deemed to be their original signatures for all purposes.

(m) Public Statements. Neither Party shall issue any press release or other public statement that identifies the other Party without such Party’s consent, which consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, the Holder shall have the right to make any disclosure it determines is required or advisable under applicable law, regulation, or stock exchange rule (including filings with the Securities and Exchange Commission); provided that, to the extent practicable and not prohibited by law or applicable policy, the Holder will provide the Company with advance notice of such disclosure.

[Signature page follows.]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

CIC LIMITED, as the Company	AMERICAN OCEAN MINERALS CORPORATION, as the Holder

By: /s/ Gregory P. Stemm	By: /s/ Philip Plough
Name: Gregory P. Stemm	Name: Philip Plough
Title: CEO and Co-Chairman of the Board of Directors	Title: Director

ANNEX F

Confidential

OPTION AGREEMENT

THIS OPTION AGREEMENT (this “Agreement”), is made as of April 8, 2026 (the “Effective Date”), by and among Odyssey Marine Exploration, Inc., a Nevada corporation (the “Purchaser”) and each of the shareholders (each individually a “Grantor” and collectively the “Grantors”) of CIC Limited, a Cook Islands company (the “Company”) named on Schedule A attached hereto (the “Schedule of Grantors”). Each of the Grantors and the Purchaser is referred to individually herein as a “Party” and, collectively, as the “Parties.” Certain defined terms used in this Agreement have the meanings set forth or referenced in Section 2 of this Agreement.

RECITALS

WHEREAS, the Grantors are collectively the record and beneficial owners of the number of Class A Voting Shares of the Company (such Shares, the “Grantor Shares”) and the percentage of issued and outstanding Shares as set out in the Schedule of Grantors; and

WHEREAS, the Purchaser desires to obtain from each Grantor, and each Grantor desires to grant to the Purchaser, an option to acquire from each Grantor all or any portion of its respective Grantor Shares on the terms and conditions set forth herein (the “Option”).

NOW, THEREFORE, intending to be legally bound and in consideration of the mutual provisions set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Option to Acquire Optional Shares.

1.1 Optional Shares. On the terms and subject to the conditions set forth in this Agreement, at any time and from time to time after the date that is six (6) months following the consummation of the Go Public Transaction (the “Option Period”), the Purchaser may, at its election, and in its sole and absolute discretion, purchase from each Grantor, and each Grantor shall sell to the Purchaser, such number of Grantor Shares as the Purchaser may elect (the “Optional Shares”), subject to the valuation and pricing provisions set forth in this Section 1.

1.2 Purchase Price. The purchase price for each Optional Share (the “Share Price”) shall equal the Company Valuation divided by the Fully Diluted Shares, where: (i) “Company Valuation” means the pre-money equity valuation of the Company determined in accordance with Section 1.3; and (ii) “Fully Diluted Shares” means, as of the Valuation Date, the total number of issued and outstanding Shares, assuming full conversion or exercise of all outstanding options, warrants, convertible securities, or similar rights.

1.3 Milestone-Based Company Valuation. The Company Valuation on any Closing Date shall be determined as follows:

(a) if the applicable Exercise Date is prior to the achievement of the Pre-Feasibility Study Milestone, the Company Valuation shall be $200,000,000;

(b) if the applicable Exercise Date is after the date on which the Pre-Feasibility Study Milestone has been achieved but prior to achievement of the Trial Harvesting License Milestone, the Company Valuation shall be $225,000,000; and

(c) if the applicable Exercise Date is after the date on which the Trial Harvesting License Milestone has been achieved, the Company Valuation shall be $300,000,000.

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For the avoidance of doubt, the Company Valuation for any exercise of the Option shall be determined solely based on the Milestones achieved as of the Exercise Date, and shall not be adjusted for any Milestones achieved thereafter.

1.4 Form of Consideration. The Purchase Price payable in connection with the exercise of the Option shall be paid by the Purchaser to each Grantor in a combination of (a) cash (the “Cash Consideration Portion”) and (b) equity securities of the Purchaser (“Purchaser Shares”), in each case in such amounts and proportions as determined by the Purchaser in its sole and absolute discretion. Any Purchaser Shares issued to the Grantors pursuant to this Section 1.4 shall be valued at their closing price on a recognized stock exchange as of two Trading Days immediately preceding the applicable Closing Date. Any such Purchaser Shares shall be issued in compliance with applicable federal and state securities Laws and shall be subject to such restrictions on transfer as may be required thereunder. No fractional Purchaser Shares shall be issued and the number of Purchaser Shares issuable shall be rounded down to the nearest whole number of Purchaser Shares.

1.5 Exercise of Option; Closing.

(a) At any time during the Option Period, if the Purchaser desires to purchase all or any portion of the Optional Shares, the Purchaser shall deliver a notice (each, an “Option Notice” and the date of such Option Notice, the “Exercise Date”) to that effect to each Grantor. Each Option Notice shall set forth (i) the number of Optional Shares that the Purchaser desires to purchase from such Grantor, (ii) the Share Price, (iii) the aggregate purchase price payable to such Grantor for such Optional Shares (the “Purchase Price”), including the Cash Consideration Portion and the portion, if any, payable in Purchaser Shares in accordance with Section 1.4, and (iv) the date (which shall be a Business Day not less than five (5) Business Days after delivery of the Option Notice) on which the Purchaser desires to consummate the purchase and sale of such Optional Shares.

(b) The closing of the purchase and sale of any Optional Shares (each such closing, a “Closing”) shall take place remotely by the electronic exchange of executed documents and wire transfer of immediately available funds on the Business Day indicated by the Purchaser to the Grantors in the applicable Option Notices or such other date as may be agreed by the Parties in writing (each such date, a “Closing Date”).

(c) On any Closing Date, subject to the terms and conditions of this Agreement, the Purchaser shall purchase from each applicable Grantor, and each such Grantor shall sell to the Purchaser, the number of Optional Shares indicated by the Purchaser in the applicable Option Notice, in consideration of the payment to such Grantor of the Purchase Price for such Optional Shares in the manner specified in Section 1.4.

1.6 Closing Deliveries. At each Closing:

(a) each Grantor shall deliver to the Purchaser (i) a certificate or other customary evidence of ownership, duly endorsed or accompanied by appropriate transfer documentation, representing the Optional Shares being purchased, and (ii) the other documents contemplated for delivery by each Grantor pursuant to Section 6; and

(b) the Purchaser shall deliver to each Grantor (i) if applicable, the Cash Consideration Portion of the Purchase Price by wire transfer of immediately available funds to an account designated in writing by such Grantor to the Purchaser, (ii) if applicable, the Purchaser Shares, which equity securities shall be issued to each Grantor in book-entry form and reflected on the stock ledger or other customary equity records of the Purchaser, and (iii) the other documents contemplated for delivery by the Purchaser pursuant to Section 7.

2. Defined Terms. In addition to the terms defined elsewhere in this Agreement, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

(a) “Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena, or investigation of any nature, civil, criminal, administrative, regulatory, or otherwise, whether at law or in equity.

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(b) “Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director, manager or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one (1) or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

(c) “AOM” means American Ocean Minerals Corporation, a Delaware corporation.

(d) “Authority” means the Cook Islands Seabed Minerals Authority.

(e) “Business Day” means any day, other than a Saturday or a Sunday or a day on which banking and savings and loan institutions are authorized or required by applicable Law to be closed in the State of New York.

(f) “Code” means the United States Internal Revenue Code of 1986, as amended.

(g) “Company Constitution” means the constitution of the Company, adopted by special shareholder resolution on June 24, 2024, as amended from time to time.

(h) “Cook Islands Exclusive Economic Zone” means the exclusive economic zone of the Cook Islands as established under applicable Law, as the same may be amended from time to time.

(i) “Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

(j) “Environmental Claim” means any Action, Governmental Order, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification, and injunctive relief) arising out of, based on or resulting from: (i) the presence, release of, or exposure to, any hazardous substances; or (ii) any actual or alleged non-compliance with any Environmental Law.

(k) “Environmental Laws” means any law, regulation, or other applicable requirement relating to (i) releases or threatened release of hazardous substances; (ii) pollution or protection of employee health or safety, public health or the environment; or (iii) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances.

(l) “Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law.

(m) “Exchange Act” means the Securities Act of 1934, as amended, of the United States and the rules and regulations promulgated thereunder.

(n) “Exploration License” means the exploration license pursuant to and in accordance with the Seabed Minerals Act on February 23, 2022, granting the Company the exclusive rights to explore for polymetallic nodules within the area as specified in the Exploration License, for a period determined by the Minister in accordance with the Seabed Minerals Act, with the ability to apply for successive renewals, and

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otherwise in the form of the model exploration license set forth in Schedule 8 of the Exploration Regulations, without any conditions or restrictions other than such conditions or restrictions reasonably acceptable to the Purchaser acting in good faith, including all documents filed in connection with the application for the Exploration License.

(o) “Exploration Regulations” means the Cook Islands Seabed Minerals (Exploration) Regulations 2020.

(p) “FCPA” means the United States Foreign Corrupt Practices Act of 1977, as amended.

(q) “Governmental Authority” means any federal, state, provincial, municipal, local, foreign or other governmental or quasi-governmental authority, agency, board, bureau, commission, department, court, tribunal, or other instrumentality, or any regulatory, administrative or other body exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

(r) “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, or award entered by or with any Governmental Authority.

(s) “Go Public Transaction” means a transaction, or series of transactions, whereby all or substantially all of the shares in the capital stock of AOM are acquired, directly or indirectly, by the Purchaser.

(t) “International Anti-Corruption Laws” means all applicable United States, United Kingdom, European Union and other applicable jurisdictions’ anti-bribery, anti-corruption, and anti-money laundering laws, including the FCPA.

(u) “International Trade Laws” means all applicable United States, United Kingdom, European Union and other applicable jurisdictions’ economic sanctions, export control, and import and customs laws.

(v) “knowledge” including the phrase “to the Grantor’s knowledge”, means the actual knowledge after reasonable investigation and assuming such knowledge as the individual would have as a result of the reasonable performance of his or her duties in the ordinary course of such Grantor.

(w) “Law” means any international, national, federal, state, provincial or local law, constitution, treaty, convention, statute, Governmental Order, ordinance, code, rule or regulation, or common law in each case, of any Governmental Authority of competent authority and jurisdiction.

(x) ““Milestones” means the Pre-Feasibility Study Milestone and the Trial Harvesting License Milestone.

(y) “Minister” means the responsible Minister under the Seabed Minerals Act.

(z) “OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

(aa) “Outside Date” means 11:59 p.m. (New York time) on the two-year anniversary of the date on which the Go Public Transaction was consummated, or such other date as the Parties may mutually agree.

(bb) “Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(cc) “PIPE Financing” means the brokered financing to be completed by the Purchaser or AOM immediately prior to the Go Public Transaction.

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(dd) “Pre-Feasibility Study Milestone” means filing of a pre-feasibility study by the Company in accordance with the Exploration License.

(ee) “Restricted Party List” includes (i) the list of sanctioned entities maintained by the United Nations, (ii) the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List, and the Sectoral Sanctions Identifications List, all administered by OFAC, (iii) the U.S. Denied Persons List, the U.S. Entity List, and the U.S. Unverified List, all administered by the U.S. Department of Commerce, (iv) the consolidated list of Persons, Groups and Entities subject to European Union Financial Sanctions, as implemented by the E.U. Common Foreign & Security Policy, and (v) similar lists of restricted parties maintained by other applicable governments.

(ff) “Right” means any options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other right, however denominated, to subscribe for, purchase or otherwise acquire any equity interest or other security of any class of the Company or any subsidiary of the Company, with or without payment of additional consideration in cash or property, either immediately or upon the occurrence of a specified date or a specified event or the satisfaction or happening of any other condition or contingency.

(gg) “Seabed Minerals Act” means the Cook Islands Seabed Minerals Act 2019, as amended, and all regulations promulgated thereunder, including the Exploration Regulations.

(hh) “SEC” means the United States Securities and Exchange Commission.

(ii) “SEC Reports” means reports, schedules, forms, statements, and other documents filed or furnished by the Purchaser under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or Section 15(d) thereof, including the exhibits thereto and documents incorporated by reference therein.

(jj) “Securities Act” means the Securities Act of 1933, as amended, of the United States and the rules and regulations promulgated thereunder.

(kk) “Shares” means the Class A Voting Shares (as such term is used in the Company Constitution).

(ll) “Trial Harvesting License Milestone” means the issuance by the Authority to the Company of either (i) a trial harvesting license or (ii) a harvesting license.

(mm) “Valuation Date” means the date on which the relevant Milestone is achieved.

3. Representations and Warranties of the Grantors and the Company. Each Grantor, severally and not jointly, hereby represents and warrants to the Purchaser that the following representations are true and complete as of the Effective Date. All representations and warranties made by a Grantor pursuant to this Section 3 are made solely with respect to such Grantor and such Grantor’s Shares and not with respect to the Company or any other Grantor.

3.1 Organization, Good Standing, Power and Qualification. Such Grantor (i) if a legal entity, is a legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate or similar power and authority to carry on its business as now conducted and as presently proposed to be conducted and is duly qualified to transact business and is in good standing in each jurisdiction in which it does business, or (ii) if a natural person, has full legal capacity and authority to enter into this Agreement and to perform his or her obligations hereunder.

3.2 Authorization. Each Grantor has full power and authority (and, if such Grantor is an individual, legal capacity) to execute and deliver this Agreement and to perform its obligations hereunder. All action required to be taken by such Grantor to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder has been duly taken.

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3.3 Valid Title to Optional Shares. The Optional Shares owned by such Grantor have been duly authorized and validly issued, are fully paid and nonassessable, and are owned of record and beneficially by the Grantor. Upon consummation of the sale and delivery of the Optional Shares owned by such Grantor in accordance with the terms and for the consideration set forth in this Agreement, the Purchaser will acquire good and valid title to such Optional Shares, free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable state and federal securities Laws and Encumbrances created by or imposed by the Purchaser.

3.4 Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to such Grantor’s knowledge, currently threatened in writing (a) against such Grantor, or any officer, manager or director of such Grantor, arising out of their employment or board relationship with such Grantor, or (b) that questions the validity of this Agreement or the right of such Grantor to enter into this Agreement, or to consummate the transactions contemplated hereby. Neither such Grantor nor, to such Grantor’s knowledge, any of such Grantor’s, officers, managers or directors is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers, managers or directors, such as would adversely affect such Grantor). There is no action, suit, proceeding or investigation by such Grantor pending or which such Grantor intends to initiate. The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened in writing (or any basis therefor known to such Grantor) involving the prior employment of any of such Grantor’s employees, their services provided in connection with the Grantor’s business, as applicable, any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers.

3.5 Compliance with Other Instruments. The Grantor is not in violation or default (a) of any provisions of its certificate of formation, limited liability company agreement, bylaws or other applicable charter or organizational documents, (b) of any instrument, judgment, order, writ or decree, (c) under any note, indenture or mortgage, (d) under any lease, agreement, contract or purchase order to which it is a party , or (e) of any provision of law, statute, rule or regulation applicable to such Grantor, the violation of which would be materially adverse to such Grantor. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement; or (ii) an event which results in the creation of any lien, charge or Encumbrance upon any assets of such Grantor or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to such Grantor.

3.6 Purchase Entirely for Own Account. This Agreement is made with such Grantor in reliance upon such Grantor’s representation to the Purchaser, which by such Grantor’s execution of this Agreement, such Grantor hereby confirms, that the Purchaser Shares will be acquired for investment for such Grantor’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that such Grantor has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, such Grantor further represents that such Grantor does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Purchaser Shares.

3.7 Disclosure of Information. Such Grantor has had an opportunity to discuss the Purchaser’s business, management, financial affairs and the terms and conditions of the offering of the Purchaser Shares with the Purchaser’s management and has had an opportunity to review the Purchaser’s facilities. The foregoing, however, does not limit or modify the representations and warranties of the Purchaser in Section 4 of this Agreement or the right of such Grantor to rely thereon.

3.8 Restricted Securities. Such Grantor understands that the Purchaser Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of

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the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of such Grantor’s representations as expressed herein. Such Grantor understands that the Purchaser Shares are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, such Grantor must hold the Purchaser Shares indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Such Grantor acknowledges that the Purchaser does not have any obligation, except as expressly provided with respect to the Resale Shelf, to register or qualify the Purchaser Shares for resale. Such Grantor further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Purchaser Shares, and on requirements relating to the Purchaser which are outside of such Grantor’s control, and which the Purchaser is not under any obligation and may not be able to satisfy. Such Grantor understands that this offering is not intended to be part of a public offering, and that such Grantor will not be able to rely on the protection of Section 11 of the Securities Act.

3.9 Legends. Such Grantor understands that the Purchaser Shares may be notated with one or all of the following legends:

“THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.”

(a) Any legend required by the securities laws of any jurisdiction to the extent such laws are applicable to the Purchaser Shares represented by the certificate, instrument, or book entry so legended.

3.10 Accredited Investor. Such Grantor is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

3.11 No General Solicitation. Neither such Grantor, nor any of its officers, directors, employees, agents, members or partners has either directly or indirectly, including through a broker or finder (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Purchaser Shares.

3.12 Information Concerning the Purchaser.

(a) Such Grantor has had access to and reviewed to such Grantor’s satisfaction all of the SEC Reports and all information disclosed by the Purchaser relating to the Go Public Transaction.

(b) Such Grantor understands and accepts that the acquisition of any Purchaser Shares involves various risks, including the risks set forth in the SEC Reports and those relating to the Go Public Transaction. Such Grantor represents that it is able to bear any loss associated with an investment in the Purchaser Shares.

(c) Such Grantor confirms that it is not relying on any communication (written or oral) of the Purchaser or any of its Affiliates or its advisors as investment or tax advice or as a recommendation to acquire any Purchaser Shares. It is understood that neither the Purchaser nor any of its Affiliates or its advisors are acting or have acted as an advisor to such Grantor in deciding to acquire any Purchaser Shares. Such Grantor acknowledges that neither the Purchaser nor any of its Affiliates or its advisors has made any representation regarding the proper characterization of the Purchaser Shares for purposes of determining such Grantor’s authority to acquire any Purchaser Shares.

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(d) Such Grantor is familiar with the business, financial condition, and operations of the Purchaser, including as affected by the Go Public Transaction, based on the SEC Reports and any other information disclosed by the Purchaser. Such Grantor has had access to such information concerning the Purchaser, the Go Public Transaction, and the Purchaser Shares as it deems necessary to enable it to make an informed investment decision concerning the acquisition of any Purchaser Shares.

(e) Such Grantor understands that each of such Grantor’s representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing Date, taking into account all information received by such Grantor.

(f) Such Grantor understands that no federal or state agency has passed upon the merits or risks of an investment in the Purchaser Shares or made any finding or determination concerning the fairness or advisability of an investment in the Purchaser Shares.

3.13 Full Disclosure. No representation or warranty by such Grantor in this Agreement or any certificate or other document furnished or to be furnished to the Purchaser pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

4. Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to each Grantor that the following representations are true and complete as of the Closing Date:

4.1 Authorization. The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

4.2 Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to the Purchaser’s knowledge, currently threatened in writing (a) against the Purchaser, or (b) that questions the validity of this Agreement or the right of the Purchaser to enter into this Agreement, or to consummate the transactions contemplated hereby.

4.3 Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon the Purchaser’s representation to each Grantor, which by the Purchaser’s execution of this Agreement, the Purchaser hereby confirms, that the Optional Shares will be acquired for investment for the Purchaser’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Optional Shares.

4.4 Restricted Securities. The Purchaser understands that the Optional Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein. The Purchaser understands that the Optional Shares are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Optional Shares indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company does not have any obligation to register or qualify the Optional Shares for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is

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available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Optional Shares, and on requirements relating to the Company which are outside of the Purchaser’s control, and which the Company is not under any obligation and may not be able to satisfy. The Purchaser understands that this offering is not intended to be part of the public offering, and that the Purchaser will not be able to rely on the protection of Section 11 of the Securities Act.

4.5 No Public Market. The Purchaser understands that no public market now exists for the Optional Shares, and that the Company has not made any assurances that a public market will ever exist for the Optional Shares.

4.6 Legends. The Purchaser understands that the Optional Shares may be notated with one or all of the following legends:

“THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.”

(a) Any legend required by the securities laws of any jurisdiction to the extent such laws are applicable to the Optional Shares represented by the certificate, instrument, or book entry so legended.

4.7 Accredited Investor. The Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

4.8 No General Solicitation. Neither the Purchaser, nor any of its officers, directors, employees, agents, shareholders or partners has either directly or indirectly, including, through a broker or finder (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Optional Shares.

4.9 Cook Islands. Neither the Purchaser nor its Affiliates is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality in the Cook Islands.

4.10 Exculpation of the Purchaser. The Purchaser acknowledges that it is not relying upon any Person, other than the Grantors, the Company and their respective officers, managers and directors, in making its investment or decision to invest in the Company.

4.11 Brokers or Finders. Neither the Purchaser, nor any Person acting on behalf of the Purchaser, has incurred any liability to pay any fees or commissions to any broker, finder or agent or any other similar payment in connection with this Agreement or any of the transactions contemplated hereby.

5. Covenants.

5.1 Efforts to Consummate. Subject to the terms and conditions of this Agreement, each Grantor and the Purchaser shall use their respective reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, to (i) obtain all authorizations, approvals, permits or waivers from, give all notices to, and make all filings with, all Governmental Authorities and regulatory bodies that are required under any law, statute, rule or regulation,

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(ii) obtain all other authorizations, approvals, consents or waivers from, and give all other notices to, all other Persons, (iii) effect all necessary registrations and filings including filings and submissions of information requested or required by any Governmental Authority or regulatory body that are deemed by each Grantor to be applicable to the transactions contemplated by this Agreement that are necessary or advisable in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, and (iv) fulfill all conditions to this Agreement.

5.2 Notification. Until the Closing, each Grantor shall give prompt notice to the Purchaser of (a) any fact, circumstance, event or action, the existence, occurrence or taking of which would reasonably be expected to cause any representation or warranty of such Grantor in this Agreement to be untrue or inaccurate in any material respect, and any potential or actual violation of International Anti-Corruption Laws or International Trade Laws, (b) any failure to comply with or satisfy any covenant or agreement of such Grantor under this Agreement, and (c) the failure of any condition precedent to the Purchaser’s obligations under this Agreement.

5.3 Public Announcement. Any public announcement or similar publicity with respect to this Agreement or the transactions contemplated by this Agreement shall be issued at such time and in such manner as the Purchaser and the Company may mutually agree unless such announcement is required by applicable Law or the rules and regulation of any securities exchange. The Purchaser and the Company shall mutually agree with each other concerning the means by which the Company, including the Company’s employees, suppliers and others having dealings with the Company or any subsidiary of the Company, will be informed of the transactions contemplated by this Agreement, and the Purchaser has the right to be present for any such communication.

5.4 Registration of Purchaser Shares.

(a) As promptly as practical after any Closing pursuant to this Agreement in which the Purchaser issues Purchaser Shares to the Grantors, the Purchaser shall either (x) prepare and file with the SEC a registration statement or (y) amend an existing, effective registration statement, in each case to cover the resale of the Purchaser Shares on a continuous or delayed basis pursuant to Rule 415 under the Securities Act (the “Resale Shelf”).

(b) Notwithstanding the foregoing, if the SEC prevents Purchaser from including any or all of the Registrable Securities proposed to be registered under the Resale Shelf due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities, such Resale Shelf shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as is permitted by the SEC and in accordance with the following sentence. In such event, (i) any securities included on such Resale Shelf that are held by persons participating in the PIPE Financing shall be included in full to the extent permitted by the SEC and (ii) all cutbacks shall be allocated among the holders of Registrable Securities and holders of Other Registrable Securities on a pro rata basis (based on the number of Registrable Securities or Other Registrable Securities proposed to be registered under such Resale Shelf). Purchaser shall use commercially reasonable efforts to cause the Resale Shelf to be declared effective as soon as reasonably practicable after filing (taking into account the date of expiration of the Lock-Up Period) and, once declared effective, except for such times as Purchaser is permitted hereunder to suspend the use of the prospectus forming part of the Resale Shelf, to keep the Resale Shelf continuously effective and usable for the resale of all Registrable Securities. “Registrable Securities” means all Purchaser Shares issuable to the Grantors and any shares in the capital of Purchaser issued or issuable in exchange for or with respect to any such Purchaser Shares as a result of any share split, share dividend, recapitalization, exchange, adjustment or similar event; provided, however, that any Purchaser Shares or other such shares shall cease to be Registrable Securities upon the earlier of: (i) the date on which such Purchaser Shares or other shares have been sold pursuant to the Resale Shelf or pursuant to Rule 144 under the Securities Act (or any other exemption from registration thereunder); (ii) the date on which such Purchaser Shares or other shares may be sold without volume or manner of sale restrictions pursuant to Rule 144 and without compliance by Purchaser of the current public information requirement under Rule 144 or (iii) the third anniversary of the Closing. “Other Registrable Securities” means any shares of

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Purchaser common stock with respect to which Purchaser has at the time of filing the Resale Shelf an obligation to file (upon demand or otherwise) and maintain an effective resale registration statement with the SEC for the holders of such shares, or to include such shares on a registration statement otherwise being filed with the SEC.

(c) Purchaser’s obligations to include a holder’s Registrable Securities in the Resale Shelf are contingent upon such holder furnishing in writing to Purchaser such information regarding itself, the securities of Purchaser held by it and the intended method of disposition of its Registrable Securities, and each holder of Registrable Securities consenting to the inclusion of any such information in the Resale Shelf or any accompanying prospectus, as shall be reasonably requested by Purchaser to effect the registration of such Registrable Securities, and holders of Registrable Securities executing such documents in connection with such registration as Purchaser may reasonably request that are customary of a selling holder in similar situations. Notwithstanding anything to the contrary contained herein, Purchaser may delay or postpone filing of such Resale Shelf, and from time to time require holders of Registrable Securities not to sell under the Resale Shelf once effective or to suspend the use of any such Resale Shelf if it determines that in order for the Resale Shelf to not contain a material misstatement or omission, an amendment or supplement thereto would be needed, or if such filing or use could materially affect a bona fide business or financing transaction of Purchaser or would require premature disclosure of information that could materially adversely affect Purchaser (each such circumstance, a “Suspension Event”); provided that Purchaser shall use commercially reasonable efforts to make the Resale Shelf available for the sale by holders of Registrable Securities as soon as practicable thereafter.

(d) Upon receipt of any written notice from Purchaser (which notice shall not contain any material non-public information regarding Purchaser) of the occurrence of any Suspension Event during the period that the Resale Shelf is effective or if as a result of a Suspension Event the Resale Shelf or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, each holder of securities registered on such Resale Shelf agrees that (i) it will immediately discontinue offers and sales of the securities registered under the Resale Shelf (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the holder of securities registered on such Resale Shelf receive copies of a supplemental or amended prospectus (which Purchaser agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment or supplement has become effective or unless otherwise notified by Purchaser that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by Purchaser unless otherwise required by law, subpoena or regulatory requirement.

5.5 Lock-Up. Each of the Grantors agree that, without the prior written consent of Purchaser (which may be granted or withheld in Purchaser’s sole discretion), it shall not, during the lock-up period, which lock-up period shall be consistent with the lock-up period generally applicable to shareholders of AOM in connection with the Go Public Transaction as agreed to by AOM and Purchaser, but not to exceed six (6) months from the closing of the Go Public Transaction (the “Lock-Up Period”), directly or indirectly: (a) sell, offer to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, pledge, encumber, hypothecate, or otherwise transfer or dispose of (collectively, “Transfer”) any Purchaser Shares or any securities convertible into or exercisable or exchangeable for Purchaser Shares; (b) enter into any swap, derivative, hedging or similar arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Purchaser Shares; or (c) make any public announcement or filing under applicable securities laws regarding any of the foregoing. Notwithstanding the foregoing, the restrictions in this Section 5.5 shall not apply to Transfers to a Grantors members, partners, or stockholders in connection with a bona fide distribution thereof; provided, that the transferee agrees in writing to be bound by the terms of this Section 5.5 and no public announcement or filing shall be required or voluntarily made during the Lock-Up Period in connection with such Transfer. For the avoidance of doubt, Purchaser’s obligations under Section 5.5 shall continue during the Lock-Up Period; provided, however, that the Grantors may not effect any Transfer of Purchaser Shares, whether pursuant to the Resale Shelf or otherwise, prior to the expiration of the Lock-Up Period.

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5.6 Further Assurances. Subject to the other express provisions of this Agreement, upon the request of a Party made to another Party, the other Parties shall (a) furnish to the requesting Party any additional information, (b) execute and deliver, at its own expense, any other documents and (c) take any other actions as the requesting Party may reasonably require to more effectively carry out the intent of this Agreement and the transactions contemplated by this Agreement.

6. Conditions to the Purchaser’s Obligations at Closing. The obligations of the Purchaser to purchase the Optional Shares at the Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived (in whole or in part) by the Purchaser:

6.1 Representations and Warranties. The representations and warranties of the Grantors contained in Section 3 shall be true and correct in all material respects as of the date of the Closing as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period), with materiality being measured individually and on an aggregate basis with respect to any breaches or inaccuracies; provided that the representations and warranties set forth in Section 3.1 (Organization, Good Standing, Corporate Power and Qualification), Section 3.2 (Authorization), Section 3.3 (Valid Title of Optional Shares) and Section 3.5 (Compliance with Other Instruments) and any representation or warranty of the Grantors that is qualified as to materiality or similar qualification shall be true and correct in all respects as of the Closing as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period).

6.2 Performance. Each Grantor shall have in all material respects performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by such Grantor on or before the Closing (with materiality being measured individually and on an aggregate basis with respect to all breaches of covenants, agreements, obligations and conditions).

6.3 Compliance Certificate. Each Grantor shall have delivered to the Purchaser at the Closing a certificate certifying that the conditions specified in Section 6.1 and Section 6.2 of this Agreement, in each case to the extent applicable to such Grantor, have been fulfilled.

6.4 Qualifications. All authorizations, approvals or permits, if any, (a) of any Governmental Authority of the Cook Islands that are required in connection with the lawful sale of the Optional Shares, and (b) of the Authority, each as applicable, pursuant to this Agreement shall be obtained and effective as of the Closing.

6.5 Secretary’s Certificate. Each Grantor that is not an individual shall have delivered to the Purchaser at the Closing a certificate certifying, as applicable, resolutions or other organizational action of such Grantor approving this Agreement and the transactions contemplated hereunder.

6.6 Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Purchaser, and the Purchaser (or its counsel) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested. Such documents may include good standing certificates.

6.7 Exploration License. The Exploration License shall be in full force and effect, and the Purchaser shall have received evidence from the Company reasonably satisfactory to the Purchaser of the foregoing.

6.8 Go Public Transaction. The Go Public Transaction shall have been consummated.

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7. Conditions to the Grantors’ Obligations at Closing. The obligation of each Grantor to sell the Optional Shares to the Purchaser at the Closing is subject to the fulfillment, on or before the applicable Closing, of each of the following conditions, unless otherwise waived (in whole or in part) by such Grantor:

7.1 Representations and Warranties. The representations and warranties of the Purchaser contained in Section 4 of this Agreement shall be true and correct in all material respects as of the date of the Closing as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period).

7.2 Performance. The Purchaser shall have performed and complied with in all material respects all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Purchaser on or before the Closing (with materiality being measured individually and on an aggregate basis with respect to all breaches of covenants, agreements, obligations and conditions).

7.3 Compliance Certificate. The Purchaser shall deliver to each Grantor at the Closing a certificate certifying that the conditions specified in Section 7.1 and Section 7.2 of this Agreement have been fulfilled.

7.4 Qualifications. All authorizations, approvals or permits, if any, (a) of any Governmental Authority of the Cook Islands that are required in connection with the lawful sale of the Optional Shares pursuant to this Agreement and (b) of the Authority, as applicable, shall be obtained and effective as of the Closing.

8. Termination

8.1 Termination by the Parties. This Agreement may be terminated at any time:

(a) by the mutual written consent of the Grantors and the Purchaser;

(b) by the Purchaser by written notice to the Grantors if:

(1) the Purchaser is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by a Grantor pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 6.1 or Section 6.2 of this Agreement and such breach, inaccuracy or failure cannot be cured by such Grantor on or prior to the Closing Date (provided that this Agreement shall be terminated only with respect to such Grantor);

(2) any of the conditions set forth in Section 6 of this Agreement shall not have been fulfilled, unless such failure shall be due to the failure of the Purchaser to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing Date; or

(3) if the Closing has not occurred by the Outside Date; provided, however, that the Purchaser may not terminate this Agreement under this Section 8.1(b)(3) if its failure to fulfill any of its obligations or its breach of any of its representations or covenants has been the cause of, or resulted in, the failure of the Closing to occur by the Outside Date;

(c) by the Grantors by written notice to the Purchaser if:

(1) the Grantors are not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Purchaser pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 7.1 or Section 7.2 of this Agreement and such breach, inaccuracy or failure cannot be cured by the Purchaser on or prior to the Closing Date;

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(2) any of the conditions set forth in Section 7 of this Agreement shall not have been fulfilled, unless such failure shall be due to the failure of the Grantors to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by such Grantor prior to the Closing Date;

(3) if the Closing has not occurred by the Outside Date; provided, however, that the Grantors may not terminate this Agreement under this Section 8.1(c)(3) if its failure to fulfill any of its obligations or its breach of any of its representations or covenants has been the cause of, or resulted in, the failure of the Closing to occur by the Outside Date; or

(d) by the Purchaser or the Grantors in the event that:

(1) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; or

(2) any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable.

8.2 Effect of Termination. In the event of the termination of this Agreement in accordance with this Section 8, this Agreement shall forthwith become void and there shall be no liability on the part of any Party hereto except:

(a) as set forth in this Section 8 and in Section 9 hereof;

(b) that nothing herein shall relieve any Party hereto from liability for any intentional breach of any provision hereof; and

(c) termination of this Agreement shall not have any effect on any sale and purchase of Optional Shares consummated by the Parties prior to the effectiveness of such termination.

9. Miscellaneous.

9.1 Survival of Warranties. Unless otherwise set forth in this Agreement, the representations and warranties of the Grantors and the Purchaser contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchaser or the Grantors.

9.2 Successors and Assigns. The Grantors may not assign any rights under this Agreement, whether by operation of law or otherwise, without the prior written consent of the Purchaser. No Party may delegate any performance of its obligations under this Agreement, except that the Purchaser may at any time delegate the performance of its obligations to any Affiliate of the Purchaser so long as the Purchaser remains fully responsible for the performance of the delegated obligation. Subject to the foregoing, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties. Nothing in this Agreement, express or implied, is intended to confer upon any Party other than the Parties or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9.3 Governing Law. This Agreement shall be governed by the internal law of the State of New York, without regard to conflict of law principles that would result in the application of any law other than the law of the State of New York.

9.4 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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Notwithstanding anything herein to the contrary, a signed copy of this Agreement delivered by email or other means of electronic transmission is deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

9.5 Interpretation and Construction. In the negotiation of this Agreement, each Party has received advice from its own attorney. The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no provision of this Agreement will be interpreted for or against any Party because that Party or its attorney drafted the provision. When a reference is made in this Agreement to a Section or Schedule, such reference shall be to a Section of, or a Schedule to, this Agreement, unless otherwise indicated. The headings of Sections are provided for convenience only and are not intended to affect the construction or interpretation of this Agreement. All words used in this Agreement are to be construed to be of such gender or number as the circumstances require. The words “including,” “includes,” or “include” are to be read as listing non-exclusive examples of the matters referred to, whether or not words such as “without limitation” or “but not limited to” are used in each instance. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The words “asset” and “property” shall be construed to have the same meaning and effect. Where this Agreement states that a Party “shall,” “will,” or “must” perform in some manner or otherwise act or omit to act, it means that the Party is legally obligated to do so in accordance with this Agreement. Unless otherwise provided in this Agreement, all monetary values stated herein are expressed in United States currency and all references to “dollars” or “$” shall be deemed references to the United States dollar.

9.6 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the Party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt, in each case to the respective Parties at their address or e-mail addresses and marked to the attention of the individual (by name or title) designated below (or to such other address, e-mail address or individual as a Party may designate by notice to the other Parties):

If to any Grantor:

To the address for such Grantor set forth on Schedule A

If to the Purchaser:

Odyssey Marine Exploration, Inc.

205 S. Hoover Blvd.

Suite 210

Tampa, Florida 33609

Attention: Legal Department

Email: legal@odysseymarine.com

with a copy (which will not constitute notice) to:

Allen Overy Shearman Sterling US LLP

599 Lexington Avenue

New York, NY 10022

Attention: Rory B. O’Halloran; Christopher Glenn

Email: Rory.OHalloran@aoshearman.com; Christopher.Glenn@aoshearman.com

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9.7 No Finder’s Fees. Each Party represents that it neither is nor will be obligated for any finder’s fee or commission in connection with this transaction. The Purchaser agrees to indemnify and to hold harmless each Grantor from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, employees or representatives is responsible. The Grantors each agree to indemnify and hold harmless the Purchaser from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which any Grantor or any of their respective officers, employees or representatives is responsible.

9.8 Expenses. Each Party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such Party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

9.9 Attorneys’ Fees. If any action at law or in equity (including, arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

9.10 Amendments and Waivers. Any term of this Agreement may be amended, terminated or waived only with the written consent of the Parties. Any amendment or waiver effected in accordance with this Section 9.10 shall be binding upon the Purchaser and each transferee of the Optional Shares, each future holder of the Optional Shares and the Grantors.

9.11 Severability. If any provision of this Agreement is held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement are not affected or impaired in any way, and the Parties agree to negotiate in good faith to replace such invalid, illegal and unenforceable provision with a valid, legal and enforceable provision that achieves, to the greatest lawful extent under this Agreement, the economic, business and other purposes of such invalid, illegal or unenforceable provision.

9.12 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any Party under this Agreement, upon any breach or default of any other Party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by Law or otherwise afforded to any Party, shall be cumulative and not alternative.

9.13 Entire Agreement. This Agreement (including the Schedules hereto) constitutes the full and entire understanding and agreement among the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between or among the Parties are expressly canceled.

9.14 Dispute Resolution. The Parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state and federal courts sitting in the State of New York for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state and federal courts sitting in the State of New York, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is

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brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

9.15 Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The Parties accordingly agree that, in addition to any other remedy to which they are entitled at law or in equity, the Parties are entitled to injunctive relief to prevent breaches of this Agreement and otherwise to enforce specifically the provisions of this Agreement. Each Party expressly waives any requirement that any other Party obtain any bond or provide any indemnity in connection with any action seeking injunctive relief or specific enforcement of the provisions of this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have executed this Option Agreement as of the date first written above.

PURCHASER:

ODYSSEY MARINE EXPLORATION, INC., a Nevada corporation

By:
Name: Mark D. Gordon
Title: Chairman and Chief Executive Officer

SIGNATURE PAGE TO OPTION AGREEMENT (OTHER SHAREHOLDERS)

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GRANTOR:

Print Name of Grantor

Signature of Grantor

Address:

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ANNEX G

Execution Version

NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of April 8, 2026, by and between CIC LLC, a Florida limited liability company with its principal office located at 1603 Sunshine Dr., Clearwater, FL 33765 (the “Issuer”) and American Ocean Minerals Corporation, a Delaware corporation with its principal office located at 400 N. Ashley Drive, Suite 190, Tampa, Florida 33609 (the “Holder” and together with the Issuer, the “Parties” and each a “Party”). Capitalized terms not otherwise defined in this Agreement shall have the meanings ascribed to them in Section 1 below.

RECITALS:

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, the Holder has agreed to purchase a convertible promissory note (the “Note”) from the Issuer in the aggregate amount of up to U.S.$5,000,000.

NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties, and covenants set forth below, the parties, intending to be legally bound, hereby agree as follows:

Section 1. Definitions. The following terms shall have the meanings set forth below:

(a)

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena, or investigation of any nature, civil, criminal, administrative, regulatory, or otherwise, whether at Law or in equity.

(b)

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. Notwithstanding anything to the contrary herein, the determination of whether one Person is an Affiliate of another Person for purposes of this Agreement shall be made based on the facts at the time such determination is made or required to be made, as the case may be, hereunder. For the avoidance of doubt, the Holder is not an Affiliate of the Issuer or the Company.

(c)	“Amended and Restated Constitution” means the amended and restated constitution of the Company to be adopted by the Company’s stockholders on the Closing Date.

(d)	“Authority” means the Cook Islands Seabed Minerals Authority.

(e)	“Business Day” means a day that is not a Saturday, Sunday or any other day which is a public holiday or bank holiday in the place where an act is to be performed or a payment is to be made.

(f)

“Change in Control” means the earlier of the entry into a definitive agreement providing for, or the effective date of: (A) a sale, lease, transfer or other disposition in one or a series of related transactions of any of the Company’s interests in the Exploration License or any licenses or permits for the Company’s concession associated with the Exploration License, or (B) a sale, lease, transfer or other disposition of more than 50% of the outstanding voting equity interests of the Company, in each case other than to the Holder or its Affiliates or pursuant to the Equity Exchange Agreement and Option Agreements.

(g)	“Class A Shares” means the Class A voting shares of the Company’s common stock held by the Issuer.

(h)	“Code” means the United States Internal Revenue Code of 1986, as amended.

(i)	“Company” means CIC Limited, a company organized under the laws of the Cook Islands.

(j)	“Company NPA” means that certain Note Purchase Agreement, dated as of the date hereof by and between the Company and the Holder.

(k)	“Conversion Rate” has the meaning set forth in Section 2(d).

(l)	“Conversion Shares” means the Class A Shares to which the Holder is entitled upon exercise of its conversion option in accordance with Section 2(d).

(m)

“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

(n)

“Environmental Claim” means any Action, Governmental Order, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification, and injunctive relief) arising out of, based on or resulting from: (i) the presence, release of, or exposure to, any Hazardous Substances; or (ii) any actual or alleged non-compliance with any Environmental Law.

(o)

“Environmental Laws” means any Law, regulation, or other applicable requirement relating to (i) releases or threatened release of Hazardous Substances; (ii) pollution or protection of employee health or safety, public health or the environment; or (iii) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances.

(p)

“Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law.

(q)

“Equity Exchange Agreement” means an Equity Exchange Agreement to be entered into on or prior to the Closing Date among a publicly traded entity with shares listed on a recognized stock exchange in the United States and certain stockholders of the Company.

(r)

“Exploration License” means the exploration license “EL 1” granted to the Company as license holder under the Seabed Minerals Act , pursuant to an application approved by Cook Islands Government on February 15, 2022, with a license start date of February 23, 2022 and a license end date of February 23, 2027, as such license may be renewed, extended, varied, replaced, substituted or reissued from time to time in accordance with the SBM Legislation.

(s)	“Exploration Regulations” means the Cook Islands Seabed Minerals (Exploration) Regulations 2020.

(t)	“FCPA” means the United States Foreign Corrupt Practices Act of 1977, as amended.

(u)	“GAAP” means United States generally accepted accounting principles in effect from time to time.

(v)

Government Official” means (i) any elected or appointed official (whether in the military, executive, legislative, or judicial branches of government) of a local, state, provincial, regional or national government (or of any department or agency of those types of government bodies), (ii) any government employee, part-time or full-time government worker, or anyone “acting in an official capacity” (i.e., acting under a delegation of authority from a government to carry out government responsibilities), (iii) any political party member, political party official, or candidate for political office, (iv) any official or employee of a public international organization such as the World Bank or United Nations, or of any department or agency of those types of organizations, or (v) any official, representative, or employee of a company that is under even partial ownership or control by a government.

(w)

“Governmental Authority” means any federal, state, provincial, municipal, local, foreign or other governmental or quasi-governmental authority, agency, board, bureau, commission, department, court, tribunal, or other instrumentality, or any regulatory, administrative or other body exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

(x)	“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, or award entered by or with any Governmental Authority.

(y)

“Go Public Transaction” means a transaction, or series of transactions, whereby either the shares in the capital stock of the Holder are listed on a recognized stock exchange in the United States, or all, but not less than all, of the issued and outstanding shares in the capital stock of the Holder have been acquired by a publicly traded entity with shares listed on a recognized stock exchange in the United States.

(z)

“Hazardous Substances” means any substances, materials, or wastes that, because of their quantity, concentration, or physical, chemical, or infectious characteristics, may pose a present or potential hazard to human health or the environment when improperly used, stored, treated, disposed of, generated, manufactured, transported, or otherwise handled.

(aa)	“Interest Payment Date” means March 31, June 30, September 30 and December 31 during which the Principal Amount, or any portion thereof, remains outstanding commencing on June 30, 2026.

(bb)

“International Anti-Corruption Laws” means all applicable United States, United Kingdom, European Union and other applicable jurisdictions’ anti-bribery, anti-corruption, and anti-money laundering Laws, including the FCPA.

(cc)	“International Trade Laws” means all applicable United States, United Kingdom, European Union and other applicable jurisdictions’ economic sanctions, export control, and import and customs Laws.

(dd)	“Issuer Option Agreement” that Option Agreement, dated as of the date hereof by and among the Issuer, the Company and Odyssey Marine Exploration, Inc.

(ee)

“knowledge” including the phrase “to the Issuer’s knowledge”, means the actual knowledge after reasonable investigation and assuming such knowledge as the individual would have as a result of the reasonable performance of his or her duties in the ordinary course of Greg Stemm, Tom Albanese and Mark Justh[1].

(ff)

“Law” means any international, national, federal, state, provincial or local law, constitution, treaty, convention, statute, Governmental Order, ordinance, code, rule or regulation, or common law in each case, of any Governmental Authority of competent authority and jurisdiction.

(gg)

“Material Adverse Effect” means any event, occurrence, fact, condition, change or effect that has, or could reasonably be expected to have, either individually or in the aggregate with all other events, occurrences, facts, conditions, changes or effects, a material adverse effect on the business, assets (including intangible assets), liabilities, condition (financial or otherwise), property or results of operations of the Issuer and its subsidiaries, taken as a whole, or the ability of the Issuer to consummate timely the transactions contemplated by this Agreement, but shall exclude any event, occurrence, fact, condition, change or effect, resulting from: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) any changes in financial, banking or securities markets in general; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action taken (or omitted to be taken) at the written request of the Holder; (vi) any changes in applicable Laws or accounting rules; (viii) the public announcement of the transactions contemplated by this Agreement; or (ix) any failure by the Issuer to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that

[1]	Note to Draft: Confirm names of CIC LLC’s directors and officers.

the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); provided, however, that in the case of each of the foregoing clauses (i), (ii), (iii), (iv) and (vi) any such event, occurrence, fact, condition, change or effect shall not be excluded to the extent that it has or would reasonably be expected to have a disproportionate adverse effect on the business, financial condition or results of operations of the Issuer and its subsidiaries, taken as a whole, relative to that of other companies operating in the same industries in which the Company operates.

(hh)	“Maturity Date” means April 7, 2030.

(ii)	“Minister” means the responsible Minister under the Seabed Minerals Act.

(jj)

“Obligations” means the Principal Amount, any interest payable hereunder (including, for the avoidance of doubt, all PIK Interest), and all other obligations of the Issuer pursuant to the Transaction Documents.

(kk)	“OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

(ll)

“Option Agreement” means one or more Option Agreements to be entered into on or prior to the Closing Date among a publicly traded entity with shares listed on a recognized stock exchange in the United States and certain stockholders of the Company, including the Issuer.

(mm)

“Person” means an individual, a corporation, a limited liability company, an association, a partnership, a joint venture, a joint stock company, a trust, an unincorporated organization or a government or an agency or a political subdivision thereof or any other entity.

(nn)

“Principal Amount” means (i) the aggregate amount of the Purchase Price that has been advanced to the Issuer by the Holder, up to an aggregate amount of U.S.$5,000,000.00, plus (ii) PIK Interest that has been capitalized in accordance with Section 2(c).

(oo)	“Restricted Party” means any Person (i) included on one or more Restricted Party Lists, or (ii) owned by or acting on behalf of a Person included on one or more Restricted Party Lists.

(pp)

“Restricted Party List” includes (i) the list of sanctioned entities maintained by the United Nations, (ii) the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List, and the Sectoral Sanctions Identifications List, all administered by OFAC, (iii) the U.S. Denied Persons List, the U.S. Entity List, and the U.S. Unverified List, all administered by the U.S. Department of Commerce, (iv) the consolidated list of Persons, Groups and Entities subject to European Union Financial Sanctions, as implemented by the E.U. Common Foreign & Security Policy, and (v) similar lists of restricted parties maintained by other applicable governments.

(qq)	“Revenue Participation Agreement” means the revenue participation agreement dated February 2, 2026 among the Holder, the Company and the Issuer.

(rr)

“Right” means any options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other right, however denominated, to subscribe for, purchase or otherwise acquire any equity interest or other security of any class of the Company or any of its subsidiaries, with or without payment of additional consideration in cash or property, either immediately or upon the occurrence of a specified date or a specified event or the satisfaction or happening of any other condition or contingency.

(ss)

“SBM Legislation” means, collectively, (a) the Seabed Minerals Act 2019 (Cook Islands), (b) the Seabed Minerals (Exploration) Regulations 2020, (c) the Seabed Minerals (Royalties) Regulations 2013, (d) the Environment Act 2003 (Cook Islands), and (e) the Environment (Seabed Minerals Activities) Regulations 2023 and the Seabed Minerals (Minerals Harvesting and Other Mining) Regulations 2024, (f) any license, permit, approval, work plan, condition or other requirement issued by the SBMA or any other Governmental Authority under any of the foregoing; and (g) any amendments, re-enactments, replacements or successor instruments relating to seabed minerals activities in the Cook Islands.

(tt)	“SBMA” means the Cooks Islands Seabed Minerals Authority, or any successor Governmental Authority exercising equivalent functions under the SBM Legislation.

(uu)	“Seabed Minerals Act” means the Cook Islands Seabed Minerals Act 2019, as amended, and all regulations promulgated thereunder, including the Exploration Regulations.

(vv)	“Securities Act” means the Securities Act of 1933, as amended, of the United States and the rules and regulations promulgated thereunder.

(ww)	“Security Documents” means any documents or agreements required to be provided, executed or agreed to grant or perfect the Security Interests.

(xx)	“Transaction Documents” means this Agreement, the Note, the Security Documents, the Revenue Participation Agreement and any other documents or agreements executed in furtherance of the terms hereof.

Section 2. Note Issuance and Purchase.

(a) Issuance of the Note. Pursuant to the terms and subject to the conditions set forth in this Agreement, the Issuer shall sell and issue to the Holder, and the Holder shall purchase from the Issuer, the Note in an amount of up to U.S.$5,000,000 (the “Purchase Price”). The Principal Amount shall bear interest as set forth in Section 2(c) and the Principal Amount together with any and all accrued interest thereon remaining unpaid, and any other sums due to the Holder in connection with the Obligations evidenced by the Note, shall be due and payable in full on the Maturity Date. All or any portion of the amount outstanding under the Note shall be convertible pursuant to and in accordance with Section 2(d).

(b)	Payment of Purchase Price

(i)

Subject to the satisfaction or waiver of the conditions set forth in Section 3, on the Closing Date, the Holder shall pay to the Issuer U.S.$5,000,000.00 (the “Purchase Price”) by wire transfer of immediately available funds to the account designated by the Issuer in writing.

(ii)	The amount of the “Cash Consideration Portion”, as defined in the Issuer Option Agreement, shall be reduced by the aggregate amount of the Purchase Price advanced by the Holder to the Issuer.

(c)	Interest.

(i)	Interest rate: The Principal Amount shall bear interest at the rate of eight (8.0)% per annum (the “Applicable Rate”).

(ii)

PIK Interest: The Issuer will pay accrued interest on the Principal Amount on a quarterly basis on each Interest Payment Date by capitalizing such quarterly interest amount as additional principal (“PIK Interest”), with such PIK Interest to be added to the Principal Amount outstanding as of such Interest Payment Date.

(iii)

Default Interest Rate: Upon an Event of Default, the unpaid Principal Amount and, to the extent permitted by Law, any accrued and unpaid interest and all other Obligations, shall accrue interest at the Applicable Rate plus default interest at the rate of three percent (3.0%) per annum until paid in full.

(d)	Option to Convert the Note Obligations.

(i)

Option to Convert. The Holder shall have the right at any time prior to the Maturity Date, in accordance with the procedures set forth below, to convert all, but not less than all, of the outstanding Principal Amount of the Note and any accrued and unpaid interest thereon (the “Convertible Obligations”) into Class A Shares simultaneously with the consummation of the Option (as defined in the Issuer Option Agreement), which, for the avoidance of doubt, shall include the delivery of the Purchaser Shares and Cash Consideration, as applicable and defined therein.

(ii)

Mechanics of Conversion. If the Holder elects to exercise its right to convert the Convertible Obligations, the Holder shall (i) specify in a written notice to the Issuer (a “Conversion Notice”) in substantially the form of notice of conversion attached to the Note as Exhibit A (A) that the Holder elects to exercise its right to convert all of the Convertible Obligations, (B) the amount of the Convertible Obligations to be so converted, and (C) whether the Class A Shares acquired pursuant to this Section 2(d) are to be issued in the name of the Holder or a designee; and (ii) surrender the Note to the Issuer and furnish any appropriate endorsements and transfer documents if required by the Issuer. As soon as practicable after the Conversion Date, the Issuer shall cause the Company to register the Class A Shares acquired by the Holder pursuant to this Section 2(d) (the “Conversion Shares”) in the name of the Holder or its designee. The Issuer shall use its commercially reasonable efforts to cause such registration to occur within ten (10) Business Days following the Conversion Date.

(iii)

Conversion Basis. If the Holder elects to exercise its right to convert all or a portion of the Convertible Obligations, then the number of Class A Shares (rounded to the nearest whole number) that the Holder shall be entitled to receive shall equal the quotient determined by dividing (A) the amount of the Convertible Obligations to be converted, as specified in the Conversion Notice, by (B) the Conversion Rate, subject to adjustment in accordance with Section 2(d)(vi). As used in this Agreement, (1) “Conversion Rate” means 1.22.

(iv)

Conversion Date. Any conversion of the Convertible Obligations pursuant to this Agreement by the Holder shall be deemed to occur on the date which the Holder delivers the Conversion Notice and surrenders the Note to the Issuer, or such later date as the Holder may designate in the Conversion Notice (the “Conversion Date”).

(v)

Fractional Shares. If the Holder elects to convert the Convertible Obligations pursuant to this Section 2(d), in lieu of any fractional shares to which the Holder would otherwise be entitled, the Issuer shall pay the Holder cash equal to such fraction multiplied by the Conversion Rate.

(vi)	Certain Adjustments.

(A)

Stock Split, Stock Dividend, Etc. If the Company at any time on or after the date hereof subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of common stock into a greater number of shares, the Conversion Rate in effect immediately prior to such subdivision will be proportionately reduced. If the Company at any time on or after the date of issuance combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of common stock into a smaller number of shares, the Conversion Rate in effect immediately prior to such combination will be proportionately increased. Any adjustment pursuant to this Section 2(d)(vi) shall become effective immediately after the effective date of such subdivision or combination.

(B)

Reorganization, Merger, Etc. If there is a reorganization, or a merger or consolidation of the Company with or into any other entity which results in a conversion, exchange, or cancellation of the common stock of the Company, upon any subsequent conversion of the Note pursuant to this Section 2(d)(vi), the Holder will be entitled to receive the kind and amount of securities, cash, and other property or assets which the holder would have received if the Holder had converted the Note into Class A Shares in accordance with this Section 2(d)(vi) immediately prior to the first of these events and had retained all the securities, cash, and other property or assets received as a result of those events.

(C)

Adjustments. If the Company, after the date hereof, shall take any action affecting the Class A Shares other than action described in this Section 2(d)(vi), which in the reasonable opinion of the Holder would materially affect the rights of the Holder, the Conversion Rate and/or the Conversion Shares, the number of Class A Shares which may be acquired upon conversion of the Note shall be adjusted by the Issuer and the Holder in good faith, as they may determine to be equitable to the Holder in the circumstances.

(e)	Repayment of the Note.

(i)

Generally. Subject to subsection (ii), the Issuer hereby promises to pay to the Holder in full in cash, to the extent not previously paid or converted pursuant to this Agreement, the Principal Amount, together with interest thereon and any other amounts due under the Transaction Documents, on the Maturity Date.

(ii)

Non-Recourse Obligations. Notwithstanding anything in the Transaction Documents to the contrary, the Note and the Obligations are non-recourse except as to the Collateral. The Holder agrees that, upon the Holder exhausting its remedies with respect to the Collateral, the Holder shall have no additional right to payment or to any deficiency from the Issuer. Except as provided herein, any judgment in any action or proceeding to enforce the Note or this Agreement shall be enforceable against the Issuer only to the extent of the Issuer’s interest in the Collateral and in any other collateral given to the Holder to secure the Obligations.

(iii)	Prepayment. Prepayment of any portion of the Principal Amount may not be made by the Issuer without the written consent of the Holder.

Section 3. Closing and Conditions to Closing.

(a) Closing. The closing (the “Closing”) of the sale of the Note in return for the Purchase Price paid by the Holder to the Issuer shall take place on the date on which the Go Public Transaction is consummated (the “Closing Date”). At the Closing, (i) the Holder shall deliver the Purchase Price to the Issuer by wire transfer of immediately available funds, (ii) the Issuer shall deliver to the Holder the Note in the aggregate amount of the Purchase Price and the other Transaction Documents as set forth in Section 3(b), and (iii) the Issuer shall deliver to the Holder a Compliance Certificate.

(b) Conditions to Closing. The obligation of the Holder to pay the Purchase Price to the Issuer at the Closing Date is subject to the satisfaction, on or prior to such Closing Date, of each of the following conditions or waiver thereof by the Holder in its sole discretion:

(i)

Representations and Warranties. The representations and warranties of the Issuer contained in Section 4 of this Agreement and in each of the Transaction Documents shall be true and correct in all material respects as of the Closing Date as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period), with materiality being measured individually and on an aggregate basis with respect to any breaches or inaccuracies; provided that any representation or warranty of the Issuer that is qualified as to materiality, “Material Adverse Effect” or similar qualification shall be true and correct in all respects as of the Closing Date as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period).

(ii)

Performance. The Issuer shall have in all material respects performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Issuer on or before the Closing (with materiality being measured individually and on an aggregate basis with respect to all breaches of covenants, agreements, obligations and conditions).

(iii)

Compliance Certificate. The Issuer shall deliver to the Holder at the Closing a certificate certifying that the conditions specified in Section 3(b)(i), (ii), (xii) and (xiv) of this Agreement have been fulfilled (a “Compliance Certificate”).

(iv)

Qualifications. All authorizations, approvals or permits, if any, (a) of any Governmental Authority or regulatory body of the Cook Islands that are required in connection with the lawful issuance and sale of the Conversion Shares, and (b) of the Authority, each as applicable, pursuant to this Agreement shall be obtained and effective as of the Closing.

(v)	Board of Directors. As of the Closing, the size and composition of the board of directors of the Company shall comply in all respects with the terms of the Amended and Restated Constitution.

(vi)

Secretary’s Certificate. The secretary of the Issuer shall have delivered to the Holder at the Closing a certificate certifying (a) the Articles of Organization of the Issuer as in effect at the Closing Date, (b) resolutions of the board of managers of the Issuer approving the Transaction Documents and the transactions contemplated thereunder, and (c) resolutions of the members of the Issuer approving the Transaction Documents.

(vii)

Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Holder, and the Holder (or its counsel) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested. Such documents may include good standing certificates.

(viii)	Exploration License. The Exploration License shall be in full force and effect, and the Issuer shall have delivered to the Holder evidence reasonably satisfactory to the Holder of the foregoing.

(ix)

Equity Issuances. The Company shall not have issued or authorized the issuance of any equity interests in the Company, Rights, or other securities other than awards of options in accordance with the CIC Option Plan, pursuant to the Transaction Documents and any Option Agreement or Equity Exchange Agreement, or as permitted pursuant to the terms of the Company NPA.

(x)	Go Public Transaction. The Go Public Transaction shall have been consummated.

(xi)	Transaction Documents. The Issuer shall have duly executed and delivered to the Holder each of the Transaction Documents to which it is a party.

(xii)	No Default. Neither the Issuer nor the Company shall be in default of any other obligations to the Holder or its Affiliates.

(xiii)

Other Documents. The Issuer shall have delivered to the Holder such other documents, instruments or certificates relating to the transactions contemplated by this Agreement as the Holder or its counsel may reasonably request.

Section 4. Representations and Warranties.

(a) Representations, Warranties and Acknowledgements of the Issuer. The Issuer hereby represents, warrants and acknowledges to the Holder that, except as set forth on the disclosure Schedule attached as Schedule 1 (the “Disclosure Schedules”), which exceptions shall be deemed to be part of the representations, warranties and acknowledgements made hereunder, the following representations are true and complete as of the Closing Date. The Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections contained in this Agreement, and the disclosures in any section of the Disclosure Schedule shall qualify other sections in this Agreement only to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections.

(i)

Organization, Good Standing, Limited Liability Company Power and Qualification. The Issuer is a company duly organized, validly existing and in good standing under the Laws of Florida and has all requisite limited liability company power and authority to carry on its business as now conducted and as presently proposed to be conducted. The Issuer is duly qualified to transact business and is in good standing in each jurisdiction in which it does business.

(ii)

Capitalization. The authorized capital of the Issuer consists, immediately prior to the Closing, solely of 85,123,500 limited liability membership interest units, all of which member units are issued and outstanding immediately prior to the Closing. All of the outstanding membership interest units of the Issuer have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities Laws. No other class of stock or limited liability membership interest of the Issuer has been authorized.

(iii)

Authorization. All company action required to be taken by the Issuer’s board of managers and members in order to authorize the Issuer to enter into the Transaction Documents and to perform its obligations thereunder has been taken. All action on the part of the officers of the Issuer necessary for the execution and delivery of the Transaction Documents, the performance of all of its obligations thereunder, and the transfer and delivery of the Conversion Shares has been taken. The Transaction Documents, when executed and delivered by the Issuer, shall constitute valid and legally binding obligations of the Issuer, enforceable against the Issuer in accordance with their respective terms except as limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally or (b) Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(iv)

Valid Issuance of Conversion Shares. The Conversion Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Documents, applicable state and federal securities Laws and liens or encumbrances created by or imposed by the Holder. Assuming the accuracy of the representations of the Holder in Section 4 of this Agreement, the Conversion Shares will be issued in compliance with all applicable federal and state securities Laws.

(v)

Dilutive Effect. The Issuer acknowledges that the number of Conversion Shares may increase in certain circumstances. The Issuer further acknowledges that the Issuer’s obligation to assign the Conversion Shares to Holder pursuant to the terms and subject to the conditions and other limitations of the Note in accordance with this Agreement and the other Transaction Documents is absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other equity holders of the Issuer.

(vi)

Governmental Consents and Filings. Assuming the accuracy of the representations made by the Holder in Section 4(b) of this Agreement, and except as set forth on Section 4(a)(vi) of the Disclosure Schedule, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority is required on the part of the Issuer in connection with the consummation of the transactions contemplated by this Agreement or the Issuer Option Agreement.

(vii)	Unencumbered Collateral. The Collateral is not subject to any Encumbrance, other than those in favor of the Holder.

(viii)

Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to the Issuer’s knowledge, currently threatened in writing (a) against the Issuer or any officer, manager or director of the Issuer, as applicable, arising out of their employment or board relationship with or (b) that questions the validity of the Transaction Documents or the Issuer Option Agreement or the right of the Issuer to enter into them, or to consummate the transactions contemplated thereby. Neither the Issuer nor, to the Issuer’s knowledge, any of the Issuer’s officers or managers is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers or directors, such as would adversely affect the Issuer). There is no action, suit, proceeding or investigation by the Issuer pending or which the Issuer intends to initiate. The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened in writing (or any basis therefor known to the Issuer) involving the prior employment of any of the Issuer’s employees, their services provided in connection with the Issuer’s business, any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers.

(ix)

Compliance with Other Instruments. The Issuer is not in violation or default (a) of any provisions of its certificate of incorporation and constitution, (b) of any instrument, judgment, order, writ or decree, (c) under any note, indenture or mortgage, (d) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound that is required to be listed on the Disclosure Schedule, or (e) of any provision of Law, statute, rule or regulation applicable to it, the violation of which would be materially adverse to the Issuer. The execution, delivery and performance of the Transaction Documents and any Equity Exchange Agreement and the consummation of the transactions contemplated thereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement; or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Issuer or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Issuer.

(x)

Agreements; Actions. The Issuer has not received notice of a default and is not in default under, or with respect to, or in breach of, any material contractual obligation nor does any condition exist that with notice or lapse of time or both would constitute a default or breach thereunder. All contracts are valid, subsisting, in full force and effect and binding upon the Issuer and the other parties thereto, and the Issuer has paid in full or accrued all amounts due thereunder and has satisfied in full or provided for all of its liabilities and obligations thereunder, except to the extent that the failure of any such payment or liability would not have a Material Adverse Effect. To the Issuer’s knowledge, no other party to any such contract is in default or breach thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a default or breach by such other party thereunder, except, to the extent that such default or breach would not have a Material Adverse Effect.

(xi)	Tax Matters.

(A) The Issuer has filed, or caused to be filed on its behalf, on a timely basis all income tax returns and all material non-income tax returns required to be filed by it (after giving effect to any extensions that have been requested by, and granted to such Person by the applicable taxing authority) and all such tax returns were true, correct and complete in all material respects. The Issuer has paid or caused to be paid on its behalf all income taxes and all material non-income taxes required to be paid by it. The Issuer (i) has not executed or granted any waiver or agreed to any extension with respect to any statute of limitations on the assessment or collection of any material tax and (ii) has no power of attorney in effect with respect to any taxes.

(B) The Issuer has withheld all material taxes that are required to be withheld from payments to any applicable Person and timely paid such taxes to the appropriate taxing authority in compliance with all applicable Laws.

(C) The Issuer has not applied to any taxing authority for any tax ruling, including any application for a private letter ruling that has been withdrawn.

(D) No taxing authority has asserted any deficiency or assessment, or proposed any adjustment, of any material taxes against the Issuer that has not been fully resolved. No claim has been made in writing by any taxing authority in a jurisdiction where the Issuer does not file tax returns that the Issuer is or may be subject to taxation by that jurisdiction.

(E) The Issuer has not “participated in” any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(F) The Issuer (i) is not, nor has ever been, a member of a consolidated, combined, affiliated or unitary group for any tax purposes (including within the meaning of Section 1504(a) of the Code) (other than any such group the common parent was the Issuer) and (ii) has no liability for taxes of any Person under Treasury Regulations Section 1.1502-6 or any corresponding, comparable or similar state, local or non-U.S. tax Law, or as a transferee or successor.

(xii)

Company Documents. The articles of organization and other constitutional documents of the Issuer are in the form made available to the Holder. The copy of the minute books of the Issuer made available to the Holder contains minutes of all meetings of managers, members and other interest holders and all actions by written consent without a meeting by the managers, members and other interest holders since the date of formation and accurately reflects in all material respects all actions by the managers (and any committee of managers), members and other interest holders of the Issuer.

(xiii)

International Anti-Corruption and International Trade Laws. The Issuer, its personnel and anyone acting on behalf of the Issuer, have at all times (a) refrained from engaging, directly or indirectly, in unethical and/or illegal conduct, including corruption, extortion, money-laundering, tax evasion fraud and embezzlement and (b) complied with all applicable International Anti-Corruption Laws and International Trade Laws. The Issuer has not, directly or indirectly, promised, offered, or given any financial or other direct or indirect benefit to anyone to secure an improper advantage, including by influencing an act, omission or decision of a Government Official. To the Issuer’s knowledge, there has been no violation of International Anti-Corruption Laws or International Trade Laws by the Issuer. The Issuer further represents that it has maintained, and has caused each of its Affiliates, to maintain, systems of internal controls (including, but not limited to, accounting systems, purchasing systems and billing systems) and written policies to ensure compliance with International Anti-Corruption Laws and International Trade Laws and to ensure that all books and records of the Issuer accurately and fairly reflect, in reasonable detail, all transactions and dispositions of funds and assets. Neither the Issuer nor any of its officers, managers, directors or employees is the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to International Anti-Corruption Laws or International Trade Laws.

(xiv)

Government Official Ownership. Except as set forth in Section 4(a)(xv) of the Disclosure Schedule, no Government Official (a) directly or indirectly owns any equity or other interest in the Issuer (including, but not limited to, debt that is convertible into equity, call rights, or employment or other agreements that provide for compensation in equity), or (b) serves as a director, officer, agent, or other representative of the Issuer.

(xv)

Export Control Laws. The Issuer has conducted all export transactions in accordance with applicable provisions of United States export control Laws and regulations, including the Export Administration Regulations, the International Traffic in Arms Regulations, the United States Foreign Investment Risk Review Modernization Act of 2018 and the regulations administered OFAC, and the export control Laws and regulations of any other applicable jurisdiction. Without limiting the foregoing: (a) the Issuer and has obtained all export licenses and other approvals, timely filed all required filings and has assigned the appropriate export classifications to all products, in each case as required for its exports of products, software and technologies from the United States and any other applicable jurisdiction; (b) the Issuer is in compliance with the terms of all applicable export licenses, classifications, filing requirements or other approvals; (c) there are no pending or, to the Issuer’s knowledge, threatened claims against the Issuer with respect to such exports, classifications, required filings or other approvals; (d) there are no pending investigations related to the Issuer’s exports; and (e) there are no actions, conditions, or circumstances pertaining to the Issuer’s export transactions that would reasonably be expected to give rise to any material future claims. Neither the Issuer nor any of its Affiliates, directors, managers, officers, stockholders, members, employees, or, to the Issuer’s knowledge, agents, has been (i) added to any Restricted Party List, (ii) debarred or otherwise excluded or declared ineligible to participate in government agreements, grants, or other programs financed in whole or in part by any United States federal government entity, or (iii) under investigation by any government agency or organization relating to potential violations of applicable Laws. The Issuer has not engaged in any business with or in, provided any services to or in, or used any funds to contribute to or finance the activities of or in, any Restricted Party.

(xvi)

Undisclosed Liabilities. Except as set forth in Section 4(xviii) of the Disclosure Schedule, the Issuer has no liabilities, obligations, or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured, or otherwise, except (a) those that are adequately reflected or reserved against in its financial statements, and (b) those that have been incurred in the ordinary course of business consistent with past practice and which are not, individually or in the aggregate, material in amount.

(xvii)

Absence of Certain Changes, Events, and Conditions. Other than in the ordinary course of business consistent with past practice there has not been, with respect to the Issuer, any event, occurrence, or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(xviii)

Exploration License. The Exploration License is valid and in full force and effect. All fees and charges with respect to such Exploration License as of the date hereof have been paid in full. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse, or limitation of the Exploration License.

(xix)

Environmental Matters. The Issuer is currently and has been in compliance with all Environmental Laws and has not received from any Person any: (A) Environmental Notice or Environmental Claim; or (B) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing.

(xx)	Compliance with Laws. The Issuer has complied, and is now complying, with all Laws applicable to it or its business, properties, or assets.

(xxi)

Tax Classification. The Issuer made a valid election with the U.S. Internal Revenue Service to be classified as a partnership for U.S. federal income tax purposes. At all times since such election, the Issuer has been classified as a partnership (and not a “publicly traded partnership” within the meaning of Section 7704 of the Code) for U.S. federal income tax purposes, provided, however, Issuer reserves the right to change such classification.

(xxii)

Full Disclosure. No representation or warranty by the Issuer in this Agreement and no statement contained in the Disclosure Schedule to this Agreement or any certificate or other document furnished or to be furnished to the Holder pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading. To the Issuer’s knowledge, there is no event or circumstance that the Issuer has not disclosed to the Holder which could reasonably be expected to have a Material Adverse Effect with respect to the Issuer.

(b) Representations and Warranties of the Holder. The Holder hereby represents and warrants to the Issuer that:

(i)

Organization and Good Standing and Qualification. It is a company duly organized, validly existing, and in good standing under the Laws in the jurisdiction of its formation and has all requisite corporate power and authority to carry on its business as now conducted.

(ii)

Authorization. This Agreement constitutes the Holder’s valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar Laws relating to or affecting the enforcement of creditors’ rights and (ii) Laws relating to the availability of specific performance, injunctive relief or other equitable remedies. The Holder represents that it has full power and authority to enter into this Agreement.

Section 5. Covenants. The Issuer covenants and agrees that (and where related to the Company, covenants and agrees to cause, so long as the Issuer controls the Company, and thereafter to use commercially reasonable efforts to cause the Company to):

(a) Compliance with Law. The business of the Company shall not be conducted in violation of any Law, ordinance or regulation of any Governmental Authority, except where such violations would not reasonably be expected to result, either individually or in the aggregate, in a material adverse effect on the Issuer, its business or its assets.

(b) Conduct of Business. The Company will not engage in any business other than activities directly related to the Exploration License and related preparatory, technical, regulatory, and financing activities, without prior written consent of the Holder.

(c) Corporate Existence. So long as the Note or any Obligations remain outstanding, the Issuer shall not cause or allow any fundamental change to the corporate existence (except for a corporate or tax reorganization of Issuer, which is expressly permitted) of the Issuer or the Company or a Change in Control.

(d) Corporate Actions. Neither the Issuer nor the Company will grant any participation or royalty rights in the area as specified in the Exploration License, without prior written consent of the Holder, and Company will not (i) form any new subsidiaries, (ii) enter into any joint venture, or (iii) license any of its material intellectual property rights.

(e) Conflict of Interest. So long as the Note or any Obligations remain outstanding, the Company shall not be indebted, directly or indirectly, to any of its directors, managers, officers or employees of the Company, as applicable, or to their respective spouses or children or to any Affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees. So long as the Note or any Obligations remain outstanding, the Company shall not be indebted, directly or indirectly, to any of its directors, managers, officers or employees of the Company, as applicable, or to their respective spouses or children or to any Affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits or transactions approved pursuant to the Company’s transactional approval matrix. So long as the Note or any Obligations remain outstanding, the Company’s directors, managers or officers shall not (i) acquire a direct or indirect ownership interest in excess of 5% of the equity in any firm or corporation whose business focuses on polymetallic nodule harvesting, other than AOM or AOM affiliates; or (ii) become an officer, director, executive or advisory board member in any firm or corporation whose business focuses on polymetallic nodule harvesting (collectively, a “Conflict of Interest”); provided, however, that a financial interest in any contract with the Issuer or Issuer’s affiliates or the Company or Company’s affiliates shall not be deemed a Conflict of Interest.

(f) Conversion Procedures. Nothing other than (i) the Conversion Notice, and (ii) if the Holder elects to convert all of the Convertible Obligations, the Note, is required in order to convert the Convertible Obligations in accordance with Section 2(d). No additional legal opinion, other information, filings or instructions shall be required of the Holder to convert the Convertible Obligations. The Issuer shall honor conversions of the Convertible Obligations in accordance with the terms hereof and shall cause the Company to deliver the Conversion Shares in accordance with the terms, conditions and time periods set forth herein.

(g) Stay, Extension and Usury Laws. The Issuer covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury Law or other Law that would prohibit or forgive the Issuer from paying all or any portion of the Principal Amount or any interest thereon as contemplated herein, wherever enacted, now or at any time hereafter in force, or that may affect the covenants or the performance of this Agreement; and the Issuer (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such Law, and covenants that it will not, by resort to any such Law, hinder, delay or impede the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such power as though no such Law had been enacted.

(h) Limitation on Restricted Payments. The Company will not (i) directly or indirectly declare or pay any dividend or make any payment or distribution (x) on account of the Company’s capital stock or (y) to the direct or indirect holders of the Company’s capital stock in their capacity as holders or (ii) purchase, redeem, defease or otherwise acquire or retire for value any capital stock of the Company.

(i) Intentionally Deleted.

(j) Further Instruments and Acts. Upon request of the Holder, the Issuer will, and will cause the Company to, execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this Agreement and the Note.

(k) Taxes. The Issuer and the Company will timely file all federal, state, local and non-U.S. income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject and will timely pay all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and for which reserves have been created in its financial statements. Without the Holder’s consent, the Issuer will not make, change or revoke any material election in respect of any tax due or enter into any tax allocation, tax sharing, tax receivable, or tax indemnity agreement.

(l) Asset Sales. The Company will not consummate any sale, assignment, transfer or other disposition of its assets.

(m) Indebtedness; Liens. The Company will not incur any indebtedness or cause or allow any lien, claim or Encumbrance to exist against the Collateral or assets of the Company other than (x) the Security Interests, (y) the “Security Interests” as defined in the Company NPA, and (z) a “Permitted Encumbrance” as defined in the Company NPA.

(n) Licenses and Permits. The Issuer will cause the Company to maintain in good standing the Exploration License and all other licenses and permits issued to it by any Governmental Authority.

(o) Exploration License. The Issuer will cause the Company not to make any material amendments, waivers, or voluntary modifications to the Exploration License or its regulatory submissions, work plans, environmental programs or technical programs, other than as expressly required by a Governmental Authority, without prior written consent of the Holder, which shall not be unreasonably delayed (in excess of ten (10) Business Days), conditioned or withheld.

(p) Reporting. The Issuer shall cause the Company to provide the following information to the Holder:

(i)	On or prior to the end of each calendar month, an unaudited financial report for the prior calendar month for the Company; and

(ii)	On or prior to the end of the calendar month following each calendar quarter, an unaudited financial report for the prior calendar quarter for the Company.

(q) Books and Records. The Issuer will cause the Company to provide the Holder with full access to the Company’s books and records for inspection by the Holder on reasonable notice.

(r) Company Diligence. So long as the Note or any Obligations remain outstanding, the Issuer shall use reasonable best efforts to allow and assist the Holder to conduct all due diligence investigations relating to the Company which the Holder may reasonably require, including by providing the Holder with full access to its books and records for inspection by the Holder on reasonable notice as well as reasonable access, during business hours, to the senior management team of the Company.

Section 6. Security Interest. As general and continuing security for the payment or performance, as the case may be, in full of the Obligations, the Issuer hereby grants, assigns and pledges to the Holder, its successors and assigns, a first-priority security interest (the “Security Interest”), in all right, title or interest in or to 4,098,361 Class A Shares (collectively, the “Collateral”). The Issuer shall, and shall cause the Company to, promptly prepare, deliver, file or execute any documents or agreements reasonably requested by the Holder to perfect the Security Interest in the Collateral. The Issuer hereby waives all rights to receive from the Holder a copy of any financing statement, financing change statement or verification statement (or the equivalent thereof) filed at any time or from time to time in respect of this Agreement or the Note.

Section 7. Defaults and Remedies.

(a) Events of Default. The following events shall be considered events of default with respect to the Note (collectively, the “Events of Default” and each individually, an “Event of Default”):

(i)	the Issuer shall default in the payment or repayment, as the case may be, of any Obligations when due;

(ii)

the Issuer shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts in general as they become due, or shall file a voluntary petition for bankruptcy, or shall file any petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, dissolution or similar relief under any present or future statute, Law or regulation, or shall file any answer admitting the material allegations of a petition filed against the Issuer in any such proceeding, or shall seek or consent to or acquiesce in the appointment of any trustee, receiver or liquidator of the Issuer, or of all or any substantial part of the properties of the Issuer, or the Issuer or its respective directors or majority stockholders shall take any action looking to the dissolution or liquidation of the Issuer;

(iii)

within thirty (30) days after the commencement of any proceeding against the Issuer seeking any bankruptcy reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute, Law or regulation, such proceeding shall not have been dismissed, or within thirty (30) days after the appointment without the consent or acquiescence of the Issuer of any trustee, receiver or liquidator of the Issuer or of all or any substantial part of the properties of the Issuer, such appointment shall not have been vacated;

(iv)	any act, matter, or thing is done, or any action or proceeding is taken, with a view to terminating the Issuer’s or the Company’s existence;

(v)	the Issuer or the Company ceases to carry on its business or makes, or proposes to make, any sale of its assets in bulk or any sale of its assets out of the usual course of its business;

(vi)	the failure of the Company to maintain in good standing the licenses and permits for any concession associated with the Issuer, including but not limited to the Exploration License;

(vii)	a Change in Control shall occur;

(viii)	the occurrence of a “default” or “event of default” under any of the Transaction Documents;

(ix)

the Issuer denies its obligations under this Agreement or any other Transaction Document or claims that this Agreement or any other Transaction Document is invalid or has been withdrawn in whole or in part;

(x)

any representation or warranty made by the Issuer in this Agreement or in any other Transaction Document or in any certificate or other document at any time delivered to the Holder is or was incorrect or misleading in any respect; or

(xi)

the Issuer shall fail to observe or perform any other obligation to be observed or performed by it under this Agreement or the other Transaction Documents, or contained in any of the agreements between the Issuer and the Holder or its Affiliates, within ten (10) Business Days of the date on which such obligation is required to be observed or performed under such agreement; or

(xii)	the occurrence of an “Event of Default” under the Company NPA.

(b) Remedies. Upon the occurrence of any Event of Default hereunder, the Holder may, in the Holder’s sole discretion and without notice to the Issuer: (i) declare the entire outstanding Principal Amount, together with all accrued interest and all other Obligations, to be immediately due and payable, and the same shall thereupon become immediately due and payable without protest, presentment, demand or notice, which are hereby expressly waived; (ii) exercise its right of setoff against any money, funds, credits or other property of any nature whatsoever of the Issuer now or at any time hereafter in the possession of, in transit to or from, under the control or custody of or on deposit with, the Holder or any affiliate of the Holder in any capacity whatsoever; (iii) exercise its option to convert the Convertible Obligations pursuant to Section 2(d); (iv) exercise any or all rights, powers and remedies existing at Law, in equity, by statute or otherwise with respect to the Collateral, including but not limited to, levy of attachment, garnishment, possession and sale of the Collateral; and (v) exercise any or all rights, powers and remedies now or hereafter existing at Law, in equity, by statute or otherwise. Notwithstanding the foregoing, upon the occurrence of an Event of Default under Section 7(a)(ii), (iii) or (iv) the entire outstanding Principal Amount, together with all accrued interest and all other Obligations under the Transaction Documents shall automatically be deemed immediately due and payable without any notice or action by the Holder, and without protest, presentment, demand or notice, which are hereby expressly waived.

(c) Remedies Cumulative. Each right, power and remedy of the Holder hereunder or now or hereafter existing at Law, in equity, by statute or otherwise shall be cumulative and concurrent, and the exercise or beginning of the exercise of any one or more of them shall not preclude the simultaneous or later exercise by the Holder of any or all such other rights, powers or remedies. No failure or delay by the Holder to insist upon the strict performance of any one or more provisions of this Agreement or the Note or to exercise any right, power or remedy consequent upon a default hereunder shall constitute a waiver thereof or preclude the Holder from exercising any such right, power or remedy. By accepting full or partial payment after the due date of any amount of principal of or interest on this Agreement or the Note, or other amounts payable on demand, the Holder shall not be deemed to have waived the right either to require prompt payment when due and payable of all other amounts of principal of or interest on this Agreement or the Note or other amounts payable on demand, or to exercise any rights and remedies available to it in order to collect all such other amounts due and payable under this Agreement or the Note.

(d) Collection Expenses. If this Agreement or the Note is placed in the hands of an attorney for collection following the occurrence of an Event of Default hereunder, the Issuer agrees to pay to the Holder upon demand all costs and expenses, including, without limitation, all attorneys’ fees and court costs incurred by the Holder in connection with the enforcement or collection of this Agreement or the Note (whether or not any action has been commenced by the Holder to enforce or collect this Agreement or the Note) or in successfully defending any counterclaim or other legal proceeding brought by the Issuer contesting the Holder’s right to collect the outstanding Principal Amount and all other Obligations. The obligations of the Issuer to pay all such costs and expenses shall not be merged into any judgment by confession against the Issuer. All of such costs and expenses shall bear interest at the rate of interest provided herein, from the date of payment by the Holder until repaid in full.

Section 8. Miscellaneous.

(a) Certain Rules of Construction. Any term defined herein in the singular form shall have a comparable meaning when used in the plural form, and vice versa. When used herein, (i) the words “hereof,” “herein” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement and (ii) the terms “include,” “includes,” and “including” are not limiting. All words used in this Agreement shall be construed to be of such gender or number as the circumstances require. Unless the context requires otherwise, derivative forms of any term defined herein shall have a comparable meaning to that of such term. The headings in this Agreement are for convenience of reference only, and shall not be deemed to alter or affect any provision of this Agreement. References to the Sections, Schedules or Exhibits shall refer respectively to the sections, schedules or exhibits of this Agreement, unless otherwise expressly provided.

(b) Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties, provided, however, that the Issuer may not assign its obligations under this Agreement without the written consent of the Holder. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(c) Maximum Interest. Notwithstanding anything herein to the contrary, including but not limited to Section 5(h), if any provisions of this Agreement or the Note shall ever be construed to require the payment of any amount of interest in excess of that permitted by applicable Law, then the interest to be paid pursuant to this Agreement or the Note shall be held subject to reduction to the amount allowed under applicable Law and any sums paid in excess of the interest rate allowed by Law shall be applied in reduction of the principal balance outstanding pursuant to this Agreement or the Note.

(d) Opportunity to Consult with Legal Counsel. The Parties acknowledge they have had a full and fair opportunity to consult with independent legal counsel of their own choosing throughout all negotiations which preceded the execution of this Agreement, and in connection with their execution of this Agreement.

(e) Governing Law; Jurisdiction. THIS AGREEMENT AND THE NOTE, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT AND THE NOTE, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO THE CONFLICTS OF LAWS PROVISIONS THEREOF). The Issuer irrevocably consents and agrees, for the benefit of the Holder, that any legal action, suit or proceeding against it with respect to obligations, liabilities or any other matter arising out of or in connection with this Agreement or the Note may be brought in the courts of the State of New York or the courts of the United States located in Manhattan, New York, and, until amounts due and to become due in respect of the Note and all Obligations have been paid, hereby irrevocably consents and submits to the non-exclusive jurisdiction of each such court in personam, generally and unconditionally with respect to any action, suit or proceeding for itself in respect of its properties, assets and revenues. The Issuer irrevocably and unconditionally waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with this Agreement or the Note brought in the courts of the State of New York or the courts of the United States located in Manhattan, New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

(f) Waiver of Jury Trial. THE ISSUER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT, THE NOTE OR THE OTHER TRANSACTION DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE THE ISSUER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR

RELATING TO THIS AGREEMENT, THE NOTE, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. THE ISSUER CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY HOLDER HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT ANY HOLDER WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) THE ISSUER HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) THE ISSUER MAKES THIS WAIVER VOLUNTARILY, AND (D) THE ISSUER HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE FINANCIAL ACCOMODATIONS MADE FOR THE BENEFIT OF THE ISSUER HEREUNDER AND UNDER THE NOTE AND THE OTHER TRANSACTION DOCUMENTS.

(g) Expenses. Each of the parties shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by this Agreement.

(h) Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, if not so confirmed, then on the next Business Day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section 8(h)):

If to the Issuer:	CIC LLC
1603 Sunshine Dr.
Clearwater, FL 33765
Attention: Gregory P. Stemm
Email: shiprexx@gmail.com
with a copy (which will not constitute notice) to:

James A. Schmidt, P.A.
2904 West Bay to Bay Blvd.
Tampa, FL 33629
Attention: James A. Schmidt, Esq.
Email: jas@schmidtlawoffice.com
If to the Holder:	American Ocean Minerals Corporation
400 North Ashley Dr.
Suite 1900
Tampa, FL 33602
Attention: Philip Plough
Email: pplough@aomusa.com

with a copy (which will not constitute notice) to:

Gibson, Dunn & Crutcher LLP
200 Park Avenue, New York, NY 10166
Attention: John Gaffney
Email: jgaffney@gibsondunn.com
and

Cassels Brock & Blackwell LLP
Suite 3200, 40 Temperance Street
Toronto, Ontario M5H 0B4 Canada
Attention: Jonathan Sherman
Email: jsherman@cassels.com

(i) Entire Agreement; Amendments and Waivers. This Agreement, the Note, the Transaction Documents, and any other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. Any term of this Agreement or the Note may be amended and the observance of any term of this Agreement or the Note may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Issuer and the Holder. Any waiver or amendment effected in accordance with this Section 8(i) shall be binding upon each party to this Agreement and any holder of the Note purchased under this Agreement at the time outstanding and each future holder of all the Note.

(j) Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable Law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

(k) Acknowledgement. In order to avoid doubt, it is acknowledged that the Holder shall be entitled to the benefit of all adjustments in the number of shares of Conversion Shares as a result of any splits, recapitalizations, combinations or other similar transaction affecting the Class A Shares issuable upon conversion of the Note that occur prior to the conversion of the Note.

(l) Counterparts; Facsimile Signatures. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or electronic transmission shall be deemed to be their original signatures for all purposes.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

CIC LLC, as the Issuer		AMERICAN OCEAN MINERALS CORPORATION, as the Holder

By:	/s/ Gregory P. Stemm	By:	/s/ Philip Plough
Name: Gregory P. Stemm		Name: Philip Plough
Title: Chairman of the Board of Managers		Title: Director

ANNEX H

Confidential	Execution Version

OPTION AGREEMENT

THIS OPTION AGREEMENT (this “Agreement”), is made as of April 8, 2026 (the “Effective Date”), by and among CIC LLC, a Florida limited liability company (the “Grantor”) and Odyssey Marine Exploration, Inc., a Nevada corporation (the “Purchaser”). Each of the Grantor and the Purchaser is referred to individually herein as a “Party” and, collectively, as the “Parties.” Certain defined terms used in this Agreement have the meanings set forth or referenced in Section 2 of this Agreement.

RECITALS

WHEREAS, the Grantor is the record and beneficial owner of 85,123,500 Class A Voting Shares (such Shares, the “Grantor Shares”) of CIC Limited, a Cook Islands company (the “Company”), representing approximately seventy-five percent (75%) of the issued and outstanding Shares; and

WHEREAS, the Purchaser desires to obtain from the Grantor, and the Grantor desires to grant to the Purchaser, an option to acquire from the Grantor 60,087,176 of the Grantor Shares on the terms and conditions set forth herein (the “Option”).

NOW, THEREFORE, intending to be legally bound and in consideration of the mutual provisions set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Option to Acquire Optional Shares.

1.1 Optional Shares. On the terms and subject to the conditions set forth in this Agreement, at any time after the date that is six (6) months following the consummation of the Go Public Transaction and before the Outside Date (the “Option Period”), the Purchaser may, at its election, and in its sole and absolute discretion, purchase from the Grantor, and the Grantor shall sell to the Purchaser, the Grantor Shares (the “Optional Shares”), subject to the valuation and pricing provisions set forth in this Section 1.

1.2 Purchase Price. The purchase price for each Optional Share (the “Share Price”) shall equal the Company Valuation divided by the Fully Diluted Shares, where: (i) “Company Valuation” means the pre-money equity valuation of the Company determined in accordance with Section 1.3; and (ii) “Fully Diluted Shares” means, as of the Valuation Date, the total number of issued and outstanding Shares, assuming full conversion or exercise of all outstanding options, warrants, convertible securities, or similar rights.

1.3 Milestone-Based Company Valuation. The Company Valuation on the Closing Date shall be determined as follows:

(a) if the Exercise Date is prior to the achievement of the Pre-Feasibility Study Milestone, the Company Valuation shall be $200,000,000;

(b) if the Exercise Date is after the date on which the Pre-Feasibility Study Milestone has been achieved but prior to achievement of the Trial Harvesting License Milestone, the Company Valuation shall be $225,000,000; and

(c) if the Exercise Date is after the date on which the Trial Harvesting License Milestone has been achieved, the Company Valuation shall be $300,000,000.

For the avoidance of doubt, the Company Valuation for the exercise of the Option shall be determined solely based on the Milestones achieved as of the Exercise Date, and shall not be adjusted for any Milestones achieved thereafter.

1.4 Form of Consideration. The Purchase Price payable in connection with the exercise of the Option shall be paid by the Purchaser to the Grantor in a combination of (a) cash and (b) shares of the common stock of the Purchaser (“Purchaser Shares”), in the amounts and proportions as determined by the Purchaser in its sole and absolute discretion; provided, however, that the cash portion of the Purchase Price payable at the Closing (“Closing”) shall be no less than $20,000,000 (the “Cash Consideration Portion”), unless otherwise expressly agreed in writing by the Purchaser and the Grantor; and provided, further, that the number of Purchaser Shares included in the Purchase Price shall at all times be less than the Share Cap and any Purchaser Shares in excess of the Share Cap that would otherwise be issuable will be issued as Purchaser Preferred Shares; and provided, further, that the Cash Consideration Portion payable at any Closing shall, after giving effect to the foregoing clause, be reduced, on a dollar-for-dollar basis, by the aggregate amount of payments received by the Grantor under the Note Purchase Agreement that have not previously been applied to reduce the Cash Consideration Portion. Any Purchaser Shares issued to the Grantor pursuant to this Section 1.4 shall be valued at the 90 day volume weighted average price (VWAP) on a recognized stock exchange. Any such Purchaser Shares shall be issued in compliance with applicable federal and state securities Laws and shall be subject to such restrictions on transfer as may be required thereunder. No fractional Purchaser Shares shall be issued and the number of Purchaser Shares issuable shall be rounded down to the nearest whole number of Purchaser Shares.

1.5 Exercise of Option; Closing.

(a) At any time during the Option Period, if the Purchaser desires to purchase the Optional Shares, the Purchaser shall deliver a notice (an “Option Notice” and the date of such Option Notice, the “Exercise Date”) to that effect to the Grantor. The Option Notice shall set forth (i) the Share Price, (ii) the aggregate purchase price for such Optional Shares (the “Purchase Price”), including the Cash Consideration Portion and the portion, if any, payable in Purchaser Shares in accordance with Section 1.4, and (iii) the date (which shall be a Business Day not less than five (5) Business Days after delivery of the Option Notice) on which the Purchaser desires to consummate the purchase and sale of the Optional Shares.

(b) The closing of the purchase and sale of the Optional Shares (the “Closing”) shall take place remotely by the electronic exchange of executed documents and wire transfer of immediately available funds on the Business Day indicated by the Purchaser to the Grantor in the Option Notice or such other date as may be agreed by the Parties in writing (the “Closing Date”).

(c) On the Closing Date, subject to the terms and conditions of this Agreement, the Purchaser shall purchase from the Grantor, and the Grantor shall sell to the Purchaser, the Optional Shares, in consideration of the payment of the Purchase Price for such Optional Shares in the manner specified in Section 1.4.

1.6 Closing Deliveries. At the Closing:

(a) the Grantor shall deliver to the Purchaser (i) a certificate or other customary evidence of ownership, duly endorsed or accompanied by appropriate transfer documentation, representing the Optional Shares being purchased, and (ii) the other documents contemplated for delivery by the Grantor pursuant to Section 5.6; and

(b) the Purchaser shall deliver to the Grantor (i) the Cash Consideration Portion of the Purchase Price by wire transfer of immediately available funds to an account designated in writing by the Grantor to the Purchaser, (ii) the Purchaser Shares, which equity securities shall be issued to the Grantor in book-entry form and reflected on the stock ledger or other customary equity records of the Purchaser, and (iii) the other documents contemplated for delivery by the Purchaser pursuant to Section 7.

2. Defined Terms. In addition to the terms defined elsewhere in this Agreement, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

(a) “Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena, or investigation of any nature, civil, criminal, administrative, regulatory, or otherwise, whether at law or in equity.

(b) “Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director, manager or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one (1) or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

(c) “AOM” means American Ocean Minerals Corporation, a Delaware corporation.

(d) “Authority” means the Cook Islands Seabed Minerals Authority.

(e) “Business Day” means any day, other than a Saturday or a Sunday or a day on which banking and savings and loan institutions are authorized or required by applicable Law to be closed in the State of New York.

(f) “Code” means the United States Internal Revenue Code of 1986, as amended.

(g) “Company Constitution” means the constitution of the Company, adopted by special shareholder resolution on June 24, 2024, as amended from time to time.“Cook Islands Exclusive Economic Zone” means the exclusive economic zone of the Cook Islands as established under applicable Law, as the same may be amended from time to time.

(h) “Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

(i) “Exchange Act” means the Securities Act of 1934, as amended, of the United States and the rules and regulations promulgated thereunder.

(j) “Exploration License” means the exploration license pursuant to and in accordance with the Seabed Minerals Act on February 23, 2022, granting the Company the exclusive rights to explore for polymetallic nodules within the area as specified in the Exploration License, for a period determined by the Minister in accordance with the Seabed Minerals Act, with the ability to apply for successive renewals, and otherwise in the form of the model exploration license set forth in Schedule 8 of the Exploration Regulations, without any conditions or restrictions other than such conditions or restrictions reasonably acceptable to the Purchaser acting in good faith, including all documents filed in connection with the application for the Exploration License.

(k) “Exploration Regulations” means the Cook Islands Seabed Minerals (Exploration) Regulations 2020.

(l) “FCPA” means the United States Foreign Corrupt Practices Act of 1977, as amended.

(m) “Governmental Authority” means any federal, state, provincial, municipal, local, foreign or other governmental or quasi-governmental authority, agency, board, bureau, commission, department, court, tribunal, or other instrumentality, or any regulatory, administrative or other body exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

(n) “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, or award entered by or with any Governmental Authority.

(o) “Grantor Board of Managers” means the Board of Managers of the Grantor.

(p) “Go Public Transaction” means a transaction, or series of transactions, whereby all or substantially all of the shares in the capital stock of AOM are acquired, directly or indirectly, by the Purchaser.

(q) “International Anti-Corruption Laws” means all applicable United States, United Kingdom, European Union and other applicable jurisdictions’ anti-bribery, anti-corruption, and anti-money laundering laws, including the FCPA.

(r) “International Trade Laws” means all applicable United States, United Kingdom, European Union and other applicable jurisdictions’ economic sanctions, export control, and import and customs laws.

(s) “knowledge” including the phrase “to the Grantor’s knowledge”, means the actual knowledge after reasonable investigation and assuming such knowledge as the individual would have as a result of the reasonable performance of his or her duties in the ordinary course of management of the Grantor.

(t) “Law” means any international, national, federal, state, provincial or local law, constitution, treaty, convention, statute, Governmental Order, ordinance, code, rule or regulation, or common law in each case, of any Governmental Authority of competent authority and jurisdiction.

(u) “Milestones” means the Pre-Feasibility Study Milestone and the Trial Harvesting License Milestone.

(v) “Minister” means the responsible Minister under the Seabed Minerals Act.

(w) “Note Purchase Agreement” means that certain Note Purchase Agreement, dated as of April 8, 2026, by and between the Grantor and AOM.

(x) “OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

(y) “Outside Date” means the earlier of (i) 11:59 p.m. (New York time) on the two-year anniversary of the date on which the Go Public Transaction was consummated, or (ii) thirty (30) days after the date of the submission of an application by the Company for either a (y) a harvesting license or (z) the trial harvesting license; or such other date as the Parties may mutually agree.

(z) “Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(aa) “PIPE Financing” means the brokered financing to be completed by the Purchaser or AOM immediately prior to the Go Public Transaction.

(bb) “Pre-Feasibility Study Milestone” means filing of a Pre-feasibility Study by the Company in accordance with the Exploration License.

(cc) “Purchaser Preferred Shares” means shares of a new series of preferred stock of Purchaser (the terms of which shall be set forth in a certificate of designation to be filed by the Purchaser prior to the Exercise Date if required in accordance with the Share Cap) that provides for: (a) conversion of such Purchaser Preferred Shares into shares of Common Stock on an as-converted basis intended to be economically equivalent to the shares of Common Stock for which such Purchaser Preferred Shares are issued; (b) a limitation on conversion pursuant to which no conversion may be effected to the extent that such conversion would result in the holder thereof, together with its Affiliates (and with respect to Gregory P. Stemm, Gregory P. Stemm, his spouse, children, siblings, or any combination of the foregoing), beneficially owning (as defined in Section 13(d) of the Exchange Act) more than 9.99% of the outstanding shares of Common Stock immediately following such conversion; (c) voting rights on an as-converted basis with the Common Stock, voting together with the Common Stock as a single class, but only to the extent such Purchaser Preferred Shares are then convertible into Common Stock; and (d) such other powers, preferences, rights and qualifications, limitations and restrictions as are required under applicable state law to establish a valid series of preferred stock.

(dd) “Restricted Party List” includes (i) the list of sanctioned entities maintained by the United Nations, (ii) the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List, and the Sectoral Sanctions Identifications List, all administered by OFAC, (iii) the U.S. Denied Persons List, the U.S. Entity List, and the U.S. Unverified List, all administered by the U.S. Department of Commerce, (iv) the consolidated list of Persons, Groups and Entities subject to European Union Financial Sanctions, as implemented by the E.U. Common Foreign & Security Policy, and (v) similar lists of restricted parties maintained by other applicable governments.

(ee) “Right” means any options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other right, however denominated, to subscribe for, purchase or otherwise acquire any equity interest or other security of any class of the Company or any subsidiary of the Company, with or without payment of additional consideration in cash or property, either immediately or upon the occurrence of a specified date or a specified event or the satisfaction or happening of any other condition or contingency.

(ff) “Seabed Minerals Act” means the Cook Islands Seabed Minerals Act 2019, as amended, and all regulations promulgated thereunder, including the Exploration Regulations.

(gg) “SEC” means the United States Securities and Exchange Commission.

(hh) “SEC Reports” means reports, schedules, forms, statements, and other documents filed or furnished by the Purchaser under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or Section 15(d) thereof, including the exhibits thereto and documents incorporated by reference therein.

(ii) “Securities Act” means the Securities Act of 1933, as amended, of the United States and the rules and regulations promulgated thereunder.

(jj) “Share Cap” means the number of Purchaser Shares, after giving effect to such issuance and when added to the number of Purchaser Shares previously issued, other securities convertible or exercisable into Purchaser Shares, and Purchaser Shares owned or beneficially owned by Gregory P. Stemm, his spouse, children, or siblings, that would cause in the reasonable opinion of Purchaser’s counsel, merely due to the ownership thereof, any, or any combination of the foregoing to be a reporting person under Section 16 of the Exchange Act, or the quantity thereof would result in beneficial ownership (as calculated for purposes of Section 13 of the Exchange Act) in excess of 9.99% of (A) the number of shares of common stock outstanding immediately after giving effect to such issuances and conversions or (B) the total voting power of the Purchaser’s securities outstanding immediately after giving effect to such issuances and conversions that are entitled to vote on a matter being voted on by holders of the common stock.

(kk) “Shares” means the Class A Voting Shares (as such term is used in the Company Constitution).

(ll) “Trial Harvesting License Milestone” means the issuance by the Authority to the Company of either (i) a trial harvesting license or (ii) a harvesting license.

(mm) “Valuation Date” means the date on which the relevant Milestone is achieved.

3. Representations and Warranties of the Grantor. The Grantor hereby represents and warrants to the Purchaser that, except as set forth on the Disclosure Schedule attached as Exhibit A, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the Effective Date. The Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections contained in this Section 3, and the disclosures in any section of the Disclosure Schedule shall qualify other sections in this Section 3 only to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections.

3.1 Organization, Good Standing, Power and Qualification.

(a) The Grantor is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Florida and has all requisite limited liability company power and authority to carry on its business as now conducted and as presently proposed to be conducted. The Grantor is duly qualified to transact business and is in good standing in each jurisdiction in which it does business.

3.2 Authorization. All company action required to be taken by the Grantor Board of Managers and the members of the Grantor, in order to authorize the Grantor to enter into this Agreement and to perform its obligations hereunder, has been taken. All action on the part of the officers of the Grantor necessary for the execution and delivery of this Agreement and the performance of its obligations hereunder has been taken. This Agreement, when executed and delivered by the Grantor, constitutes valid and legally binding obligations of the Grantor, enforceable against the Grantor in accordance with its terms, except as limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally or (b) laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.3 Valid Title to Optional Shares. The Optional Shares have been duly authorized and validly issued, are fully paid and nonassessable, and are owned of record and beneficially by the Grantor. Upon consummation of the sale and delivery of the Optional Shares in accordance with the terms and for the consideration set forth in this Agreement, the Purchaser will acquire good and valid title to the Optional Shares, free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable state and federal securities Laws and Encumbrances created by or imposed by the Purchaser.

3.4 Governmental Consents and Filings. Assuming the accuracy of the representations made by the Purchaser in Section 4 of this Agreement, and except as set forth on Section 3.4 of the Disclosure Schedule, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority is required on the part of the Grantor in connection with the consummation of the transactions contemplated by this Agreement.

3.5 Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to the Grantor’s knowledge, currently threatened in writing (a) against the Grantor, or any officer, manager or director of the Grantor arising out of their employment or board relationship with the Grantor or (b) that questions the validity of this Agreement or the right of the Grantor to enter into this Agreement, or to consummate the transactions contemplated hereby. Neither the Grantor, nor, to the Grantor’s knowledge, any of the Grantor officers, managers or directors is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers, managers or directors, such as would adversely affect the Grantor). There is no action, suit, proceeding or investigation by the Grantor pending or which the Grantor intends to initiate. The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened in writing (or any basis therefor known to the Grantor) involving the prior employment of any of the Grantor’s employees, their services provided in connection with the Grantor’s business, any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers.

3.6 Compliance with Other Instruments. The Grantor is not in violation or default (a) of any provisions of its certificate of formation, limited liability company agreement, bylaws or other applicable charter or organizational documents, (b) of any instrument, judgment, order, writ or decree, (c) under any note, indenture or mortgage, (d) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound that is required to be listed on the Disclosure Schedule, or (e) of any provision of law, statute, rule or regulation applicable to the Grantor, the violation of which would be materially adverse to the Grantor. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement; or (ii) an event which results in the creation of any lien, charge or Encumbrance upon any assets of the Grantor or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Grantor.

3.7 Purchase Entirely for Own Account. This Agreement is made with the Grantor in reliance upon the Grantor’s representation to the Purchaser, which by the Grantor’s execution of this Agreement, the Grantor hereby confirms, that the Purchaser Shares will be acquired for investment for the Grantor’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Grantor has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Grantor further represents that the Grantor does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Purchaser Shares.

3.8 Disclosure of Information. The Grantor has had an opportunity to discuss the Purchaser’s business, management, financial affairs and the terms and conditions of the offering of the Purchaser Shares with the Purchaser’s management and has had an opportunity to review the Purchaser’s facilities. The foregoing, however, does not limit or modify the representations and warranties of the Purchaser in Section 4 of this Agreement or the right of the Grantor to rely thereon.

3.9 Restricted Securities. The Grantor understands that the Purchaser Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Grantor’s representations as expressed herein. The Grantor understands that the Purchaser Shares are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Grantor must hold the Purchaser Shares indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Grantor acknowledges that the Purchaser does not have any obligation, except as expressly provided with respect to the Resale Shelf, to register or qualify the Purchaser Shares for resale. The Grantor further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Purchaser Shares, and on requirements relating to the Purchaser which are outside of the Grantor’s control, and which the Purchaser is not under any obligation and may not be able to satisfy. The Grantor understands that this offering is not intended to be part of a public offering, and that the Grantor will not be able to rely on the protection of Section 11 of the Securities Act.

3.10 Legends. The Grantor understands that the Purchaser Shares may be notated with one or all of the following legends:

“THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM

SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.”

(a) Any legend required by the securities laws of any jurisdiction to the extent such laws are applicable to the Purchaser Shares represented by the certificate, instrument, or book entry so legended.

3.11 Accredited Investor. The Grantor is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

3.12 No General Solicitation. Neither the Grantor, nor any of its officers, directors, employees, agents, members or partners has either directly or indirectly, including through a broker or finder (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Purchaser Shares.

3.13 Information Concerning the Purchaser.

(a) The Grantor has had access to and reviewed to the Grantor’s satisfaction all of the SEC Reports and all information disclosed by the Purchaser relating to the Go Public Transaction.

(b) The Grantor understands and accepts that the acquisition of any Purchaser Shares involves various risks, including the risks set forth in the SEC Reports and those relating to the Go Public Transaction. The Grantor represents that it is able to bear any loss associated with an investment in the Purchaser Shares.

(c) The Grantor confirms that it is not relying on any communication (written or oral) of the Purchaser or any of its Affiliates or its advisors as investment or tax advice or as a recommendation to acquire any Purchaser Shares. It is understood that neither the Purchaser nor any of its Affiliates or its advisors are acting or have acted as an advisor to the Grantor in deciding to acquire any Purchaser Shares. The Grantor acknowledges that neither the Purchaser nor any of its Affiliates or its advisors has made any representation regarding the proper characterization of the Purchaser Shares for purposes of determining the Grantor’s authority to acquire any Purchaser Shares.

(d) The Grantor is familiar with the business, financial condition, and operations of the Purchaser, including as affected by the Go Public Transaction, based on the SEC Reports and any other information disclosed by the Purchaser. The Grantor has had access to such information concerning the Purchaser, the Go Public Transaction, and the Purchaser Shares as it deems necessary to enable it to make an informed investment decision concerning the acquisition of any Purchaser Shares.

(e) The Grantor understands that each of the Grantor’s representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing Date, taking into account all information received by the Grantor.

(f) The Grantor understands that no federal or state agency has passed upon the merits or risks of an investment in the Purchaser Shares or made any finding or determination concerning the fairness or advisability of an investment in the Purchaser Shares.

3.14 Full Disclosure. No representation or warranty by the Grantor in this Agreement and no statement contained in the Disclosure Schedule to this Agreement or any certificate or other document furnished or to be furnished to the Purchaser pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

4. Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Grantor that the following representations are true and complete as of the Closing Date:

4.1 Authorization. The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

4.2 Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to the Purchaser’s knowledge, currently threatened in writing (a) against the Purchaser, or (b) that questions the validity of this Agreement or the right of the Purchaser to enter into this Agreement, or to consummate the transactions contemplated hereby.

4.3 Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon the Purchaser’s representation to the Grantor, which by the Purchaser’s execution of this Agreement, the Purchaser hereby confirms, that the Optional Shares will be acquired for investment for the Purchaser’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Optional Shares.

4.4 Restricted Securities. The Purchaser understands that the Optional Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein. The Purchaser understands that the Optional Shares are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Optional Shares indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company does not have any obligation to register or qualify the Optional Shares for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Optional Shares, and on requirements relating to the Company which are outside of the Purchaser’s control, and which the Company is not under any obligation and may not be able to satisfy. The Purchaser understands that this offering is not intended to be part of the public offering, and that the Purchaser will not be able to rely on the protection of Section 11 of the Securities Act.

4.5 No Public Market. The Purchaser understands that no public market now exists for the Optional Shares, and that the Company has not made any assurances that a public market will ever exist for the Optional Shares.

4.6 Legends. The Purchaser understands that the Optional Shares may be notated with one or all of the following legends:

“THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.”

(a) Any legend required by the securities laws of any jurisdiction to the extent such laws are applicable to the Optional Shares represented by the certificate, instrument, or book entry so legended.

4.7 Accredited Investor. The Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

4.8 No General Solicitation. Neither the Purchaser, nor any of its officers, directors, employees, agents, shareholders or partners has either directly or indirectly, including, through a broker or finder (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Optional Shares.

4.9 Cook Islands. Neither the Purchaser nor its Affiliates is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality in the Cook Islands.

4.10 Exculpation of the Purchaser. The Purchaser acknowledges that it is not relying upon any Person, other than the Grantor, the Company and their respective officers, managers and directors, in making its investment or decision to invest in the Company.

4.11 Brokers or Finders. Neither the Purchaser, nor any Person acting on behalf of the Purchaser, has incurred any liability to pay any fees or commissions to any broker, finder or agent or any other similar payment in connection with this Agreement or any of the transactions contemplated hereby.

5. Covenants.

5.1 Operation of the Business of the Company and the Company Subsidiaries.

(a) Until the Closing, except as expressly consented to by the Purchaser in writing, the Grantor shall ensure, so long as the Grantor controls the Company, that the Company shall, and shall cause each subsidiary of the Company to, and thereafter use commercially reasonable efforts to ensure that the Company shall, and shall cause each subsidiary of the Company to:

(1) conduct its business only in the ordinary course of business consistent with past practice; and

(2) reasonably cooperate and confer with the Purchaser concerning matters of a material nature and otherwise report periodically to the Purchaser concerning the status of its business, operations and finances, and consider in good faith the Purchaser’s recommendations with respect to such matters.

(b) Until the Closing, except as expressly permitted by this Agreement or as otherwise expressly consented to by the Purchaser in writing, the Grantor shall ensure, so long as the Grantor controls the Company, that the Company shall, and shall cause each subsidiary of the Company to, and thereafter use commercially reasonable efforts to ensure that the Company shall, and shall cause each subsidiary of the Company not to:

(1) issue or authorize the issuance of any Shares, Rights, or other equity interests or securities, including any new or additional class or series of equity or equity-linked securities (or any securities convertible into or exercisable for any of the foregoing);

(2) institute, adopt or materially amend (or commit to institute, adopt or materially amend), except for amendments required by applicable law, any compensation or benefit plan, policy, program or arrangement applicable to any of its employees, officers, managers, directors or consultants involving the grant, award, sale or other issuance of Shares, Rights, or other equity interests or securities;

(3) amend or authorize the amendment of its certificate of formation, bylaws, Company Constitution or other applicable charter or organizational documents; or

(4) agree, whether in writing or otherwise, or commit to take or refrain from taking any action that is inconsistent with this Section 5.1.

5.2 Efforts to Consummate.

(a) Subject to the terms and conditions of this Agreement, the Grantor and the Purchaser shall use their respective reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, to (i) obtain all authorizations, approvals, permits or waivers from, give all notices to, and make all filings with, all Governmental Authorities and regulatory bodies that are required under any law, statute, rule or regulation, (ii) obtain all other authorizations, approvals, consents or waivers from, and give all other notices to, all other Persons, (iii) effect all necessary registrations and filings including filings and submissions of information requested or required by any Governmental Authority or regulatory body that are deemed by the Grantor to be applicable to the transactions contemplated by this Agreement that are necessary or advisable in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, and (iv) fulfill all conditions to this Agreement.

5.3 Company Diligence. Until the Closing, the Grantor shall use reasonable best efforts to allow and assist the Purchaser to conduct all due diligence investigations relating to the Grantor and the Company which the Purchaser may reasonably require, including by providing the Purchaser with full access to its books and records for inspection by the Purchaser on reasonable notice as well as reasonable access, during business hours, to the senior management team of the Company.

5.4 Notification. Until the Closing, the Grantor shall give prompt notice to the Purchaser of (a) any fact, circumstance, event or action, the existence, occurrence or taking of which would reasonably be expected to cause any representation or warranty of the Grantor in this Agreement to be untrue or inaccurate in any material respect, and any potential or actual violation of International Anti-Corruption Laws or International Trade Laws, (b) any failure to comply with or satisfy any covenant or agreement of the Grantor under this Agreement, and (c) the failure of any condition precedent to the Purchaser’s obligations under this Agreement.

5.5 Public Announcement. Any public announcement or similar publicity with respect to this Agreement or the transactions contemplated by this Agreement shall be issued at such time and in such manner as the Parties may mutually agree unless such announcement is required by applicable Law or the rules and regulation of any securities exchange. The Purchaser and the Grantor shall mutually agree with each other concerning the means by which the Company, including the Company’s employees, suppliers and others having dealings with the Company or any subsidiary of the Company, will be informed of the transactions contemplated by this Agreement, and the Purchaser has the right to be present for any such communication.

5.6 Registration of Purchaser Shares.

(a) As promptly as practical after the Closing pursuant to this Agreement in which the Purchaser issues Purchaser Shares to the Grantor, the Purchaser shall either (x) prepare and file with the SEC a registration statement or (y) amend an existing, effective registration statement, in each case to cover the resale of the Purchaser Shares on a continuous or delayed basis pursuant to Rule 415 under the Securities Act (the “Resale Shelf”).

(b) Notwithstanding the foregoing, if the SEC prevents Purchaser from including any or all of the Registrable Securities proposed to be registered under the Resale Shelf due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities, such Resale Shelf shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as is permitted by the SEC and in accordance with the following sentence. In such event, (i) any securities included on such

Resale Shelf that are held by persons participating in the PIPE Financing shall be included in full to the extent permitted by the SEC and (ii) all cutbacks shall be allocated among the holders of Registrable Securities and holders of Other Registrable Securities on a pro rata basis (based on the number of Registrable Securities or Other Registrable Securities proposed to be registered under such Resale Shelf). Purchaser shall use commercially reasonable efforts to cause the Resale Shelf to be declared effective as soon as reasonably practicable after filing (taking into account the date of expiration of the Lock-Up Period) and, once declared effective, except for such times as Purchaser is permitted hereunder to suspend the use of the prospectus forming part of the Resale Shelf, to keep the Resale Shelf continuously effective and usable for the resale of all Registrable Securities. “Registrable Securities” means all Purchaser Shares issuable to Grantor and any shares in the capital of Purchaser issued or issuable in exchange for or with respect to any such Purchaser Shares as a result of any share split, share dividend, recapitalization, exchange, adjustment or similar event; provided, however, that any Purchaser Shares or other such shares shall cease to be Registrable Securities upon the earlier of: (i) the date on which such Purchaser Shares or other shares have been sold pursuant to the Resale Shelf or pursuant to Rule 144 under the Securities Act (or any other exemption from registration thereunder); (ii) the date on which such Purchaser Shares or other shares may be sold without volume or manner of sale restrictions pursuant to Rule 144 and without compliance by Purchaser of the current public information requirement under Rule 144 or (iii) the third anniversary of the Closing. “Other Registrable Securities” means any shares of Purchaser common stock with respect to which Purchaser has at the time of filing the Resale Shelf an obligation to file (upon demand or otherwise) and maintain an effective resale registration statement with the SEC for the holders of such shares, or to include such shares on a registration statement otherwise being filed with the SEC.

(c) Purchaser’s obligations to include a holder’s Registrable Securities in the Resale Shelf are contingent upon such holder furnishing in writing to Purchaser such information regarding itself, the securities of Purchaser held by it and the intended method of disposition of its Registrable Securities, and each holder of Registrable Securities consenting to the inclusion of any such information in the Resale Shelf or any accompanying prospectus, as shall be reasonably requested by Purchaser to effect the registration of such Registrable Securities, and holders of Registrable Securities executing such documents in connection with such registration as Purchaser may reasonably request that are customary of a selling holder in similar situations. Notwithstanding anything to the contrary contained herein, Purchaser may delay or postpone filing of such Resale Shelf, and from time to time require holders of Registrable Securities not to sell under the Resale Shelf once effective or to suspend the use of any such Resale Shelf if it determines that in order for the Resale Shelf to not contain a material misstatement or omission, an amendment or supplement thereto would be needed, or if such filing or use could materially affect a bona fide business or financing transaction of Purchaser or would require premature disclosure of information that could materially adversely affect Purchaser (each such circumstance, a “Suspension Event”); provided that Purchaser shall use commercially reasonable efforts to make the Resale Shelf available for the sale by holders of Registrable Securities as soon as practicable thereafter.

(d) Upon receipt of any written notice from Purchaser (which notice shall not contain any material non-public information regarding Purchaser) of the occurrence of any Suspension Event during the period that the Resale Shelf is effective or if as a result of a Suspension Event the Resale Shelf or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, each holder of securities registered on such Resale Shelf agrees that (i) it will immediately discontinue offers and sales of the securities registered under the Resale Shelf (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the holder of securities registered on such Resale Shelf receive copies of a supplemental or amended prospectus (which Purchaser agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment or supplement has become effective or unless otherwise notified by Purchaser that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by Purchaser unless otherwise required by law, subpoena or regulatory requirement.

5.7 Lock-Up. The Grantor agrees that, without the prior written consent of Purchaser (which may be granted or withheld in Purchaser’s sole discretion), it shall not, during the lock-up period, which lock-up period shall be consistent with the lock-up period generally applicable to shareholders of AOM in connection with the Go Public Transaction as agreed to by AOM and Purchaser, but not to exceed six (6) months from the closing of the Go Public Transaction (the “Lock-Up Period”), directly or indirectly: (a) sell, offer to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, pledge, encumber, hypothecate, or otherwise transfer or dispose of (collectively, “Transfer”) any Purchaser Shares or any securities convertible into or exercisable or exchangeable for Purchaser Shares; (b) enter into any swap, derivative, hedging or similar arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Purchaser Shares; or (c) make any public announcement or filing under applicable securities laws regarding any of the foregoing. Notwithstanding the foregoing, the restrictions in this Section 5.7 shall not apply to Transfers to its members, partners, or stockholders in connection with a bona fide distribution thereof; provided, that the transferee agrees in writing to be bound by the terms of this Section 5.7 and no public announcement or filing shall be required or voluntarily made during the Lock-Up Period in connection with such Transfer. For the avoidance of doubt, Purchaser’s obligations under Section 5.7 shall continue during the Lock-Up Period; provided, however, that the Grantor may not effect any Transfer of Purchaser Shares, whether pursuant to the Resale Shelf or otherwise, prior to the expiration of the Lock-Up Period.

5.8 Further Assurances. Subject to the other express provisions of this Agreement, upon the request of a Party made to another Party, the other Parties shall (a) furnish to the requesting Party any additional information, (b) execute and deliver, at its own expense, any other documents and (c) take any other actions as the requesting Party may reasonably require to more effectively carry out the intent of this Agreement and the transactions contemplated by this Agreement.

6. Conditions to the Purchaser’s Obligations at Closing. The obligations of the Purchaser to purchase the Optional Shares at the Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived (in whole or in part) by the Purchaser:

6.1 Representations and Warranties. The representations and warranties of the Grantor contained in Section 3 shall be true and correct in all material respects as of the date of the Closing as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period), with materiality being measured individually and on an aggregate basis with respect to any breaches or inaccuracies; provided that the representations and warranties set forth in Section 3.1 (Organization, Good Standing, Corporate Power and Qualification), Section 3.2 (Authorization), Section 3.3 (Valid Title of Optional Shares), Section 3.4 (Governmental Consents and Filings) and Section 3.6 (Compliance with Other Instruments), and any representation or warranty of the Grantor that is qualified as to materiality or similar qualification shall be true and correct in all respects as of the Closing as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period).

6.2 Performance. The Grantor shall have in all material respects performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Grantor on or before the Closing (with materiality being measured individually and on an aggregate basis with respect to all breaches of covenants, agreements, obligations and conditions).

6.3 Compliance Certificate. The Grantor shall deliver to the Purchaser at the Closing a certificate certifying that the conditions specified in Section 6.1 and Section 6.2 of this Agreement have been fulfilled.

6.4 Qualifications. All authorizations, approvals or permits, if any, (a) of any Governmental Authority of the Cook Islands that are required in connection with the lawful sale of the Optional Shares, and (b) of the Authority, each as applicable, pursuant to this Agreement shall be obtained and effective as of the Closing.

6.5 Secretary’s Certificate. The Grantor shall have delivered to the Purchaser at the Closing a certificate certifying (a) resolutions of the Grantor Board of Managers approving this Agreement and the transactions contemplated hereunder, and (b) resolutions of the members of the Grantor approving this Agreement.

6.6 Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Purchaser, and the Purchaser (or its counsel) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested. Such documents may include good standing certificates.

6.7 Exploration License. The Exploration License shall be in full force and effect, and the Grantor shall have delivered to the Purchaser evidence reasonably satisfactory to the Purchaser of the foregoing.

6.8 Go Public Transaction. The Go Public Transaction shall have been consummated.

7. Conditions to the Grantor’s Obligations at Closing. The obligation of the Grantor to sell the Optional Shares to the Purchaser at the Closing is subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived (in whole or in part) by the Grantor:

7.1 Representations and Warranties. The representations and warranties of the Purchaser contained in Section 4 of this Agreement shall be true and correct in all material respects as of the date of the Closing as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period).

7.2 Performance. The Purchaser shall have performed and complied with in all material respects all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Purchaser on or before the Closing (with materiality being measured individually and on an aggregate basis with respect to all breaches of covenants, agreements, obligations and conditions).

7.3 Compliance Certificate. The Purchaser shall deliver to the Grantor at the Closing a certificate certifying that the conditions specified in Section 7.1 and Section 7.2 of this Agreement have been fulfilled.

7.4 Qualifications. All authorizations, approvals or permits, if any, (a) of any Governmental Authority of the Cook Islands that are required in connection with the lawful sale of the Optional Shares pursuant to this Agreement and (b) of the Authority, as applicable, shall be obtained and effective as of the Closing.

8. Termination

8.1 Termination by the Parties. This Agreement may be terminated at any time:

(a) by the mutual written consent of the Grantor and the Purchaser;

(b) by the Purchaser by written notice to the Grantor if:

(1) the Purchaser is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Grantor pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 6.1 or Section 6.2 of this Agreement and such breach, inaccuracy or failure cannot be cured by the Grantor on or prior to the Closing Date;

(2) any of the conditions set forth in Section 6 of this Agreement shall not have been fulfilled, unless such failure shall be due to the failure of the Purchaser to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing Date; or

(3) if the Closing has not occurred by the Outside Date; provided, however, that the Purchaser may not terminate this Agreement under this Section 8.1(b)(3) if its failure to fulfill any of its obligations or its breach of any of its representations or covenants has been the cause of, or resulted in, the failure of the Closing to occur by the Outside Date;

(c) by the Grantor by written notice to the Purchaser if:

(1) the Grantor is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Purchaser pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 7.1 or Section 7.2 of this Agreement and such breach, inaccuracy or failure cannot be cured by the Purchaser on or prior to the Closing Date;

(2) any of the conditions set forth in Section 7 of this Agreement shall not have been fulfilled, unless such failure shall be due to the failure of the Grantor to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing Date;

(3) if the Closing has not occurred by the Outside Date; provided, however, that the Grantor may not terminate this Agreement under this Section 8.1(c)(3) if its failure to fulfill any of its obligations or its breach of any of its representations or covenants has been the cause of, or resulted in, the failure of the Closing to occur by the Outside Date; or

(d) by the Purchaser or the Grantor in the event that:

(1) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; or

(2) any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable.

8.2 Effect of Termination. In the event of the termination of this Agreement in accordance with this Section 8, this Agreement shall forthwith become void and there shall be no liability on the part of any Party hereto except:

(a) as set forth in this Section 8 and in Section 9 hereof;

(b) that nothing herein shall relieve any Party hereto from liability for any intentional breach of any provision hereof; and

(c) termination of this Agreement shall not have any effect on any sale and purchase of Optional Shares consummated by the Parties prior to the effectiveness of such termination.

9. Miscellaneous.

9.1 Survival of Warranties. Unless otherwise set forth in this Agreement, the representations and warranties of the Grantor and the Purchaser contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchaser or the Grantor.

9.2 Successors and Assigns. The Grantor may not assign any rights under this Agreement, whether by operation of law or otherwise, without the prior written consent of the Purchaser. No Party may delegate any performance of its obligations under this Agreement, except that the Purchaser may at any time delegate the performance of its obligations to any Affiliate of the Purchaser so long as the Purchaser remains fully responsible for the performance of the delegated obligation. Subject to the foregoing, the terms and conditions of this

Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties. Nothing in this Agreement, express or implied, is intended to confer upon any Party other than the Parties or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9.3 Governing Law. This Agreement shall be governed by the internal law of the State of New York, without regard to conflict of law principles that would result in the application of any law other than the law of the State of New York.

9.4 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Notwithstanding anything herein to the contrary, a signed copy of this Agreement delivered by email or other means of electronic transmission is deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

9.5 Interpretation and Construction. In the negotiation of this Agreement, each Party has received advice from its own attorney. The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no provision of this Agreement will be interpreted for or against any Party because that Party or its attorney drafted the provision. When a reference is made in this Agreement to a Section or Exhibit, such reference shall be to a Section of, or an Exhibit to, this Agreement, unless otherwise indicated. The headings of Sections are provided for convenience only and are not intended to affect the construction or interpretation of this Agreement. All words used in this Agreement are to be construed to be of such gender or number as the circumstances require. The words “including,” “includes,” or “include” are to be read as listing non-exclusive examples of the matters referred to, whether or not words such as “without limitation” or “but not limited to” are used in each instance. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The words “asset” and “property” shall be construed to have the same meaning and effect. Where this Agreement states that a Party “shall,” “will,” or “must” perform in some manner or otherwise act or omit to act, it means that the Party is legally obligated to do so in accordance with this Agreement. Unless otherwise provided in this Agreement, all monetary values stated herein are expressed in United States currency and all references to “dollars” or “$” shall be deemed references to the United States dollar.

9.6 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the Party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt, in each case to the respective Parties at their address or e-mail addresses and marked to the attention of the individual (by name or title) designated below (or to such other address, e-mail address or individual as a Party may designate by notice to the other Parties):

If to the Grantor:

CIC LLC

1603 Sunshine Dr.

Clearwater, FL 33765

Attention: Gregory P. Stemm

Email: shiprexx@gmail.com

with a copy (which will not constitute notice) to:

James A. Schmidt, PA

2904 West Bay to Bay Blvd.

Tampa, FL 33629

Attention: James A. Schmidt, Esq.

Email: jas@schmidtlawoffice.com

If to the Purchaser:

Odyssey Marine Exploration, Inc.

205 S. Hoover Blvd.

Suite 210

Tampa, Florida 33609

Attention: Legal Department

Email: legal@odysseymarine.com

with a copy (which will not constitute notice) to:

Allen Overy Shearman Sterling US LLP

599 Lexington Avenue

New York, NY 10022

Attention: Rory B. O’Halloran; Christopher Glenn

Email: Rory.OHalloran@aoshearman.com; Christopher.Glenn@aoshearman.com

9.7 No Finder’s Fees. Each Party represents that it neither is nor will be obligated for any finder’s fee or commission in connection with this transaction. The Purchaser agrees to indemnify and to hold harmless the Grantor from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, employees or representatives is responsible. The Grantor agrees to indemnify and hold harmless the Purchaser from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Grantor or any of its respective officers, employees or representatives is responsible.

9.8 Expenses. Each Party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such Party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

9.9 Attorneys’ Fees. If any action at law or in equity (including, arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

9.10 Amendments and Waivers. Any term of this Agreement may be amended, terminated or waived only with the written consent of the Parties. Any amendment or waiver effected in accordance with this Section 9.10 shall be binding upon the Purchaser and each transferee of the Optional Shares, each future holder of the Optional Shares and the Grantor.

9.11 Severability. If any provision of this Agreement is held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement are not affected or impaired in any way, and the Parties agree to negotiate in good faith to replace such invalid, illegal and unenforceable provision with a valid, legal and enforceable provision that achieves, to the greatest lawful extent under this Agreement, the economic, business and other purposes of such invalid, illegal or unenforceable provision.

9.12 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any Party under this Agreement, upon any breach or default of any other Party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by Law or otherwise afforded to any Party, shall be cumulative and not alternative.

9.13 Entire Agreement. This Agreement (including the Exhibits hereto) constitutes the full and entire understanding and agreement among the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between or among the Parties are expressly canceled.

9.14 Dispute Resolution. The Parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state and federal courts sitting in the State of New York for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state and federal courts sitting in the State of New York, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

9.15 Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The Parties accordingly agree that, in addition to any other remedy to which they are entitled at law or in equity, the Parties are entitled to injunctive relief to prevent breaches of this Agreement and otherwise to enforce specifically the provisions of this Agreement. Each Party expressly waives any requirement that any other Party obtain any bond or provide any indemnity in connection with any action seeking injunctive relief or specific enforcement of the provisions of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Option Agreement as of the date first written above.

GRANTOR:

CIC LLC, a Florida limited liability company

By:	/s/ Gregory P. Stemm

Name:	Gregory P. Stemm
Title:	Chairman of the Board of Managers

PURCHASER:

ODYSSEY MARINE EXPLORATION, INC., a Nevada corporation

By:	/s/ Mark D. Gordon

Name:	Mark D. Gordon
Title:	Chairman and Chief Executive Officer

ANNEX I

Execution Version

UNIT PURCHASE AGREEMENT

THIS UNIT PURCHASE AGREEMENT (this “Agreement”), is made as of March [●], 2026 (the “Effective Date”), by and among Ocean Minerals, LLC, a Cayman Islands limited liability company (“OML”), and American Ocean Minerals Corporation, a Delaware corporation, or its designee (the “Purchaser”). Each of OML and the Purchaser is referred to individually herein as a “Party” and, collectively, as the “Parties.” Certain defined terms used in this Agreement have the meanings set forth or referenced in Section 2 of this Agreement.

RECITALS

WHEREAS, OML desires to sell to the Purchaser, and the Purchaser desires to acquire from OML, the Purchased Units (as defined below) on the terms and conditions set forth herein.

NOW, THEREFORE, intending to be legally bound and in consideration of the mutual provisions set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Purchase and Sale of Membership Interest Units.

1.1 Sale and Issuance of Membership Interest Units. On the terms and subject to the conditions set forth in this Agreement, the Purchaser agrees to purchase and OML agrees to sell and issue to the Purchaser an aggregate of 977,995 Membership Interest Units (the “Purchased Units”) for the purchase price of Twenty Million U.S. Dollars ($20,000,000) (the “Purchase Price”).

1.2 Option to Acquire Additional Membership Interest Units.

(a) Optional Units; Ownership Threshold. On the terms and subject to the conditions set forth in this Agreement, at any time and from time to time following the Initial Closing (as defined below), the Purchaser may purchase, at its election in its sole and absolute discretion, and OML agrees to sell and issue to the Purchaser, up to such number of additional Membership Interest Units (the “Optional Units”) as shall be necessary for the Purchaser to hold, in the aggregate, at least sixty-seven percent (67%) of the outstanding Membership Interest Units, assuming full conversion or exercise of all outstanding options, warrants, convertible securities, or similar rights, subject to the valuation and pricing provisions set forth in this Section 1.2.

(b) Optional Unit Price. The purchase price for each Optional Unit (the “Unit Price”) shall be equal to $20.45 per share for any Closing that occurs prior to September 30, 2026. Otherwise, the Unit Price for each Optional Unit shall be equal to the Fair Market Valuation divided by the Fully Diluted Membership Interest Units, where: (i) “Fair Market Valuation” means the pre-money equity valuation of OML determined in accordance with Section 1.2(c) of this Agreement; provided that, unless otherwise agreed in writing by OML, the Fair Market Valuation shall not result in a Unit Price less than $20.45 per Optional Unit; and (ii) “Fully Diluted Membership Interest Units” means, as of the Valuation Date, the total number of issued and outstanding Membership Interest Units, assuming full conversion or exercise of all outstanding options, warrants, convertible securities, or similar rights.

(c) FMV-Based Valuation. Subject to the Purchaser’s election pursuant to Section 1.2(a) of this Agreement, the Fair Market Valuation shall be determined by an independent valuation firm mutually agreed by the Parties (the “Independent Valuation Firm”), provided that the Purchaser’s election may be contingent upon its decision to proceed following the Independent Valuation Firm’s determination of the Fair Market Valuation. If the Parties fail to agree on an Independent Valuation Firm within ten (10) days of the election, each Party shall nominate one qualified valuation firm, and those two firms shall jointly appoint a third qualified valuation firm to serve as the Independent Valuation Firm within ten (10) days thereafter. The Independent Valuation Firm shall determine the Fair Market Value using market-based pricing inputs, including forward price curves, benchmark indices, agreed discount factors, and other economic inputs it deems appropriate, and shall reflect the fair market value of OML on a going-concern basis, excluding transaction-specific synergies. The resulting valuation shall be final and binding absent manifest error. The Parties shall provide the Independent Valuation Firm with reasonable access to all relevant information and shall use reasonable efforts to cause the Independent Valuation Firm to deliver a written report within thirty (30) days of engagement. The fees and expenses of the Independent Valuation Firm shall be shared equally by OML and the Purchaser.

1.3 Closings; Delivery.

(a) On the Effective Date, the Purchaser shall pay to OML an advance of $7,500,000 as a non-refundable advance against the Purchase Price (the “Advance”) and OML shall in exchange therefor sell and issue to the Purchaser 366,748 of the Purchased Units (the “Advance Units”). On the Effective Date, (i) OML shall deliver to the Purchaser a certificate representing the Advance Units, or other evidence of the issuance of such Membership Interest Units to the Purchaser in accordance with the Effective Date Company Agreement, and (ii) the Purchaser shall deliver to OML the Advance by wire transfer of immediately available funds to an account designated in writing by OML to the Purchaser (the “Advance Closing”).

(b) The closing of the purchase and sale of the Purchased Units (the “Initial Closing”) shall take place remotely by electronic exchange of executed documents and wire transfer of immediately available funds no later than the earlier of (i) the first Business Day following the date on which both the Go Public Transaction and Exchange Transaction have been consummated, or (ii) September 30, 2026, provided that, by written notice from the Purchaser to OML, the Purchaser may specify an earlier date for the Initial Closing (any such date for the Initial Closing, the “Initial Closing Date”). Subject to the terms and conditions of this Agreement, on the Initial Closing Date, the Purchaser shall purchase from OML, and OML shall sell and issue to the Purchaser, the Purchased Units, less the number of Advance Units, and the Purchaser shall pay to OML the Purchase Price, less the amount of the Advance.

(c) If the Purchaser desires to purchase all or any portion of the Optional Units following the Initial Closing Date, the Purchaser shall deliver a notice (an “Option Notice”) to that effect to OML. Any Option Notice shall set forth (i) the number of Optional Units that the Purchaser desires to purchase, (ii) the applicable Unit Price and (iii) the date (which shall be a Business Day not less than five (5) Business Days after delivery of the Option Notice) on which the Purchaser desires to consummate the purchase and sale of such Optional Units. The closing of the purchase and sale of any Optional Units (each such closing, an “Optional Closing”) shall take place remotely by the electronic exchange of executed documents and wire transfer of immediately available funds on one or more dates (each, an “Optional Closing Date”). Each Optional Closing Date shall be the Business Day indicated by the Purchaser to OML in the Option Notice or such other date as may be agreed by the Parties in writing. On each Optional Closing Date, subject to the terms and conditions of this Agreement, the Purchaser shall purchase and OML shall sell and issue to the Purchaser the number of Optional Units indicated by the Purchaser in the applicable Option Notice, and the Purchaser shall pay to OML an amount equal to the applicable Unit Price multiplied by the number of Optional Units being purchased and sold on such Optional Closing Date (the “Optional Unit Purchase Price”).

(d) At each Closing, (i) OML shall deliver to the Purchaser (A) a certificate representing the Purchased Units or the Optional Units, as applicable, or other evidence of the issuance of such Membership Interest Units to the Purchaser in accordance with the Effective Date Company Agreement or Fourth Amended and Restated Company Agreement, as applicable, and (B) the other documents contemplated for delivery by

OML pursuant to Section 6 of this Agreement, and (ii) the Purchaser shall deliver to OML (A) the applicable portion of the Purchase Price or Optional Unit Purchase Price for such Closing by wire transfer of immediately available funds to an account designated in writing by OML to the Purchaser, and (B) with respect to the Initial Closing, the Interim Company Agreement Amendment duly executed by the Purchaser and the other documents contemplated for delivery by the Purchaser pursuant to Section 7 of this Agreement.

1.4 Certain Adjustments. In the event of changes in the outstanding Membership Interest Units by reason of unit dividend, unit split-up, recapitalization, reclassification, combination or exchange of units, separation, reorganization, liquidation, or similar capital events, the number and class of the Purchased Units and the Optional Units and the Purchase Price and the Unit Price, each as applicable, shall be correspondingly adjusted to give the Purchaser, upon the purchase of any Purchased Units or any Optional Units, as applicable, for the same aggregate Purchase Price or Unit Price, as applicable, the total number, class, and kind of Membership Interest Units or other equity securities of OML as the Purchaser would have owned had such Purchased Units or any Optional Units been purchased prior to the event and had the Purchaser continued to hold such Purchased Units or any Optional Units until after the event requiring adjustment.

1.5 Use of Proceeds. OML shall use the proceeds from the sale of the Purchased Units and the Optional Units for exploration and other activities in accordance with the Exploration License, including the “Proposed Work Plan” set forth therein, activities required to obtain the Pre-Feasibility Study, maintenance and operation of the Anuanua Moana vessel and other exploration equipment, and for other general corporate purposes materially in accordance with its budgets prepared pursuant to Section 9.1 of the Effective Date Company Agreement.

2. Defined Terms. In addition to the terms defined elsewhere in this Agreement, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

(a) “Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena, or investigation of any nature, civil, criminal, administrative, regulatory, or otherwise, whether at law or in equity.

(b) “Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director, manager or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one (1) or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

(c) “Authority” means the Cook Islands Seabed Minerals Authority.

(d) “Business Day” means any day, other than a Saturday or a Sunday or a day on which banking and savings and loan institutions are authorized or required by applicable Law to be closed in the State of New York.

(e) “Closing” means the Advance Closing, the Initial Closing or an Optional Closing, as applicable.

(f) “Code” means the United States Internal Revenue Code of 1986, as amended.

(g) “Company Intellectual Property” means all patents, patent applications, registered and unregistered trademarks, trademark applications, registered and unregistered service marks, service mark applications, tradenames, copyrights, trade secrets, domain names, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing, licenses in, to and under any of the foregoing, and in any and all such cases that are owned or used by OML or its subsidiaries in the conduct of their business and/or as currently proposed to be conducted.

(h) “Data Room” means the electronic data room containing documents and materials maintained by OML and hosted by SharePoint in connection with the transactions contemplated by this Agreement. Where this Agreement states that documents or materials have been “made available in the Data Room” it means that such documents and materials have been uploaded to the Data Room and are accessible by the Purchaser and their respective employees, agents, consultants, advisors and representatives as of the close of business not less than three (3) Business Days prior to the Effective Date.

(i) “Effective Date Company Agreement” means the Third Amended and Restated Limited Liability Company Agreement, dated February 27, 2024, of the Company, as amended by the Interim Company Agreement Amendment.

(j) “Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

(k) “Environmental Claim” means any Action, Governmental Order, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification, and injunctive relief) arising out of, based on or resulting from: (i) the presence, release of, or exposure to, any Hazardous Substances; or (ii) any actual or alleged non-compliance with any Environmental Law.

(l) “Environmental Laws” means any law, regulation, or other applicable requirement relating to (i) releases or threatened release of Hazardous Substances; (ii) pollution or protection of employee health or safety, public health or the environment; or (iii) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances.

(m) “Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law.

(n) “Equity Exchange Agreement” means an Equity Exchange Agreement to be entered into on the Initial Closing Date among a publicly traded entity with shares listed on a recognized stock exchange in the United States and certain members of OML in the form annexed hereto as Exhibit B.

(o) “Exchange Transaction” means (i) the transactions contemplated by the Equity Exchange Agreement and (ii) the exchange of outstanding Unit Options of OML for options to purchase shares of common stock of the same issuer for which Membership Interest Units are exchanged under the Equity Exchange Agreement.

(p) “Exploration License” means the exploration license pursuant to and in accordance with the Seabed Minerals Act on February 23, 2022, granting Moana the exclusive rights to explore for polymetallic nodules within the area as specified in the Exploration License, for a period determined by the Minister in accordance with the Seabed Minerals Act, with the ability to apply for successive renewals, and otherwise in the form of the model exploration license set forth in Schedule 8 of the Exploration Regulations, without any conditions or restrictions other than such conditions or restrictions reasonably acceptable to the Purchaser acting in good faith, including all documents filed in connection with the application for the Exploration License.

(q) “Exploration Regulations” means the Cook Islands Seabed Minerals (Exploration) Regulations 2020.

(r) “FCPA” means the United States Foreign Corrupt Practices Act of 1977, as amended.

(s) “Final Closing” shall mean a Closing that results in the Purchaser becoming the holder of an aggregate of at least sixty-seven percent (67%) of the outstanding Membership Interest Units, assuming full conversion or exercise of all outstanding options, warrants, convertible securities, or similar rights. For purposes of clarity, the Initial Closing shall be deemed to be the Final Closing as long as the Exchange Transaction has been fully consummated on or before the date of the Initial Closing, thereby resulting in the satisfaction of the ownership condition of the preceding sentence to be satisfied.

(t) “Fourth Amended and Restated Company Agreement” means the Fourth Amended and Restated Limited Liability Company Agreement of OML to be entered into on the date of the Final Closing in the form annexed hereto as Exhibit A.

(u) “GAAP” means United States generally accepted accounting principles in effect from time to time.

(v) “Government Official” means (i) any elected or appointed official (whether in the military, executive, legislative, or judicial branches of government) of a local, state, provincial, regional or national government (or of any department or agency of those types of government bodies), (ii) any government employee, part-time or full-time government worker, or anyone “acting in an official capacity” (i.e., acting under a delegation of authority from a government to carry out government responsibilities), (iii) any political party member, political party official, or candidate for political office, (iv) any official or employee of a public international organization such as the World Bank or United Nations, or of any department or agency of those types of organizations, or (v) any official, representative, or employee of a company that is under even partial ownership or control by a government.

(w) “Governmental Authority” means any federal, state, provincial, municipal, local, foreign or other governmental or quasi-governmental authority, agency, board, bureau, commission, department, court, tribunal, or other instrumentality, or any regulatory, administrative or other body exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

(x) “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, or award entered by or with any Governmental Authority.

(y) “Go Public Transaction” means a transaction, or series of transactions, whereby either the shares in the capital stock of the Purchaser are listed on a recognized stock exchange in the United States, or all, but not less than all, of the issued and outstanding shares in the capital stock of the Purchaser have been acquired by a publicly traded entity with shares listed on a recognized stock exchange in the United States.

(z) “Hazardous Substances” means any substances, materials, or wastes that, because of their quantity, concentration, or physical, chemical, or infectious characteristics, may pose a present or potential hazard to human health or the environment when improperly used, stored, treated, disposed of, generated, manufactured, transported, or otherwise handled.

(aa) “IFRS” means International Financial Reporting Standards, as in effect from time to time, applied on a consistent basis.

(bb) “Interim Company Agreement Amendment” means the First Amendment to Third Amended and Restated Limited Liability Company Agreement of OML to be entered into on the Effective Date in the form annexed hereto as Exhibit D.

(cc) “International Anti-Corruption Laws” means all applicable United States, United Kingdom, European Union and other applicable jurisdictions’ anti-bribery, anti-corruption, and anti-money laundering laws, including the FCPA.

(dd) “International Trade Laws” means all applicable United States, United Kingdom, European Union and other applicable jurisdictions’ economic sanctions, export control, and import and customs laws.

(ee) “knowledge” including the phrase “to OML’s knowledge”, means the actual knowledge after reasonable investigation and assuming such knowledge as the individual would have as a result of the reasonable performance of his or her duties in the ordinary course of Hans Smit, John Halkyard, David Huber, David Keddington, Karl Winter, Laurie Meyer, Gary van Eck, and Jayesh Porwal.

(ff) “Law” means any international, national, federal, state, provincial or local law, constitution, treaty, convention, statute, Governmental Order, ordinance, code, rule or regulation, or common law in each case, of any Governmental Authority of competent authority and jurisdiction.

(gg) “Licensed Intellectual Property” means all patents, patent applications, registered and unregistered trademarks, trademark applications, registered and unregistered service marks, service mark applications, tradenames, copyrights, trade secrets, domain names, mask works, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing in which OML holds exclusive or non-exclusive rights or interests granted by license from other Persons, and in any and all such cases that used by OML or its subsidiaries in the conduct of their business and/or as currently proposed to be conducted.

(hh) “Material Adverse Effect” means any event, occurrence, fact, condition, change or effect that has, or could reasonably be expected to have, either individually or in the aggregate with all other events, occurrences, facts, conditions, changes or effects, a material adverse effect on the business, assets (including intangible assets), liabilities, condition (financial or otherwise), property or results of operations of OML and its subsidiaries taken as a whole, or the ability of OML to consummate timely the transactions contemplated by this Agreement, but shall exclude any event, occurrence, fact, condition, change or effect, resulting from: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which OML operates; (iii) any changes in financial, banking or securities markets in general; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action taken (or omitted to be taken) at the written request of the Purchaser; (vi) any changes in applicable Laws or accounting rules; (viii) the public announcement of the transactions contemplated by this Agreement; or (ix) any failure by OML to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); provided, however, that in the case of each of the foregoing clauses (i), (ii), (iii), (iv) and (vi) any such event, occurrence, fact, condition, change or effect shall not be excluded to the extent that it has or would reasonably be expected to have a disproportionate adverse effect on the business, financial condition or results of operations of OML and its subsidiaries, taken as a whole, relative to that of other companies operating in the same industries in which OML operates.

(ii) “Membership Interest Units” means Units (as that term is defined in the Effective Date Company Agreement).

(jj) “Minister” means the responsible Minister under the Seabed Minerals Act.

(kk) “Moana” means Moana Minerals Limited, a Cook Islands registered company.

(ll) “OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

(mm) “Outside Date” means 11:59 p.m. (New York time) on June 30, 2026, or such other date as the Parties may mutually agree.

(nn) “Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(oo) “Pre-Feasibility Study” means a pre-feasibility study submitted in accordance with the Exploration License.

(pp) “Restricted Party” means any Person (i) included on one or more Restricted Party Lists, or (ii) owned by or acting on behalf of a Person included on one or more Restricted Party Lists.

(qq) “Restricted Party List” includes (i) the list of sanctioned entities maintained by the United Nations, (ii) the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List, and the Sectoral Sanctions Identifications List, all administered by OFAC, (iii) the U.S. Denied Persons List, the U.S. Entity List, and the U.S. Unverified List, all administered by the U.S. Department of Commerce, (iv) the consolidated list of Persons, Groups and Entities subject to European Union Financial Sanctions, as implemented by the E.U. Common Foreign & Security Policy, and (v) similar lists of restricted parties maintained by other applicable governments.

(rr) “Right” means any options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other right, however denominated, to subscribe for, purchase or otherwise acquire any equity interest or other security of any class of OML or any OML Subsidiary, with or without payment of additional consideration in cash or property, either immediately or upon the occurrence of a specified date or a specified event or the satisfaction or happening of any other condition or contingency.

(ss) “Seabed Minerals Act” means the Cook Islands Seabed Minerals Act 2019, as amended, and all regulations promulgated thereunder, including the Exploration Regulations.

(tt) “Securities Act” means the Securities Act of 1933, as amended, of the United States and the rules and regulations promulgated thereunder.

(uu) “Transaction Agreements” means this Agreement, the Interim Company Agreement Amendment, the Fourth Amended and Restated Company Agreement, and the Equity Exchange Agreement.

(vv) “Transocean” means Transocean Minerals Holdings Limited, a Bermuda exempted company.

(ww) “Transocean Loan” means the amended and restated loan agreement for aggregate principal amount of $9,818,159 among Kiva Marine Limited, a wholly owned subsidiary of OML, as borrower, Transocean, as lender, and OML, as guarantor, dated February 6, 2024, as amended by that certain first amendment to amended and restated loan agreement dated as of February 6, 2025, and as further amended by that certain second amendment to amended and restated loan agreement dated as of July 16, 2025, and as may be further amended from time to time.

(xx) “Transocean Loan Purchase Agreement” means that certain loan purchase agreement, dated as of the date hereof, by and between the Purchaser and Transocean.

(yy) “Valuation Date” means the date on which a Fair Market Valuation is determined.

3. Representations and Warranties of OML. OML hereby represents and warrants to the Purchaser that, except as set forth on the Disclosure Schedule attached as Exhibit C, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the Effective Date. The Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections contained in this Section 3, and the disclosures in any section of the Disclosure Schedule shall qualify other sections in this Section 3 only to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections.

3.1 Organization, Good Standing, Limited Liability Company Power and Qualification. OML is a limited liability company duly organized, validly existing and in good standing under the laws of the Cayman Islands and has all requisite limited liability company power and authority to carry on its business as now conducted and as presently proposed to be conducted. OML is duly qualified to transact business and is in good standing in each jurisdiction in which it does business.

3.2 Capitalization.

(a) The authorized capital of OML consists, immediately prior to the Initial Closing, solely of 10,000,000 Membership Interest Units, 4,689,434 of which are issued and outstanding immediately prior to the Initial Closing. All of the outstanding Membership Interest Units have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws. No other class of member interest units has been authorized.

(b) OML has reserved 517,312 Membership Interest Units for issuance to officers, managers, employees and consultants pursuant to the Ocean Minerals, LLC 2022 and 2024 Unit Option Plans duly adopted by the Board of Managers of OML (collectively, the “OML Option Plan”). Of such reserved Membership Interest Units, options to purchase 517,312 Membership Interest Units have been granted and are currently outstanding (“Unit Options”), and no Membership Interest Units remain available for issuance to officers, managers, employees and consultants pursuant to the OML Option Plan. OML has made available to the Purchaser complete and accurate copies of the OML Option Plan and each option award agreement pursuant to which such options were issued thereunder. Except for the foregoing options, there are no warrants or any other securities exercisable to acquire, or convertible into, Membership Interest Units of OML issued and outstanding.

(c) Section 3.2(c) of the Disclosure Schedule sets forth the capitalization of OML, including the number of Membership Interest Units and the record and beneficial holders thereof of the following: (i) issued and outstanding Membership Interest Units; and (ii) outstanding Membership Interest Unit options, including vesting schedule and exercise price. Except for the Membership Interest Units and Rights described in Section 10.2(b) of this Agreement and Section 3.2(c) of the Disclosure Schedule, and except for the Membership Interest Units issuable upon the conversion of the Transocean Loan, there are no outstanding Rights with respect to any Membership Interest Units or other equity interest or other security of any class of OML.

(d) None of OML’s Membership Interest Unit purchase agreements or OML Membership Interest Unit option documents contains a provision for acceleration of vesting (or lapse of a repurchase right) or other changes in the vesting provisions or other terms of such agreement or understanding upon the occurrence of any event or combination of events, including, without limitation, in the case where the OML Option Plan is not assumed in an acquisition. OML has never adjusted or amended the exercise price of any OML Membership Interest Unit options previously awarded, whether through amendment, cancellation, replacement grant, repricing, or any other means. Except as set forth in the Effective Date Company Agreement, OML has no obligation (contingent or otherwise) to purchase or redeem any of its Membership Interest Units.

(e) To OML’s knowledge, any “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) under which OML makes, is obligated to make or promises to make, payments (each, a “409A Plan”) complies in all material respects, in both form and operation, with the requirements of Section 409A of the Code and the guidance thereunder. To OML’s knowledge, no payment to be made under any 409A Plan is, or will be, subject to the penalties of Section 409A(a)(1) of the Code.

(f) OML has obtained valid waivers of any Rights by other parties to purchase any of the Membership Interest Units covered by this Agreement.

3.3 Subsidiaries.

(a) Other than the entities set forth in Section 3.3(a) of the Disclosure Schedule (each, an “OML Subsidiary”), OML does not own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. OML is not a participant in any joint venture, partnership or similar arrangement.

(b) Section 3.3(b) of the Disclosure Schedule sets out the form of entity and jurisdiction of incorporation or organization for each OML Subsidiary. Each of the OML Subsidiaries is duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation or formation. Each OML Subsidiary has all requisite company power and authority to carry on its business as now conducted and as presently proposed to be conducted. Each OML Subsidiary is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect. All of the outstanding equity securities of each of the OML Subsidiaries are owned beneficially and of record by OML, free and clear of any liens, charges, restrictions, claims or encumbrances of any nature whatsoever, and there are no outstanding Rights with respect to any equity interest or other security of any class of any OML Subsidiary.

3.4 Authorization. All company action required to be taken by OML’s Board of Managers and members in order to authorize OML to enter into the Transaction Agreements and to perform its obligations thereunder has been taken. All action on the part of the officers of OML necessary for the execution and delivery of the Transaction Agreements, the performance of all of its obligations thereunder, and the issuance and delivery of the Purchased Units and Optional Units has been taken. The Transaction Agreements, when executed and delivered by OML, shall constitute valid and legally binding obligations of OML, enforceable against OML in accordance with their respective terms except as limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally or (b) laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.5 Valid Issuance of Purchased Units and Optional Units. The Purchased Units, including the Advance Units, and the Optional Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable state and federal securities laws and liens or encumbrances created by or imposed by the Purchaser. Assuming the accuracy of the representations of the Purchaser in Section 4 of this Agreement, the Purchased Units, including the Advance Units, and the Optional Units will be issued in compliance with all applicable federal and state securities laws.

3.6 Governmental Consents and Filings. Assuming the accuracy of the representations made by the Purchaser in Section 4 of this Agreement, and except as set forth on Section 3.6 of the Disclosure Schedule, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority is required on the part of OML in connection with the consummation of the transactions contemplated by this Agreement or the Equity Exchange Agreement.

3.7 Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to OML’s knowledge, currently threatened in writing (a) against OML or any OML Subsidiary, or any officer, manager or director of OML or an OML Subsidiary arising out of their employment or board relationship with OML or applicable OML Subsidiary or (b) that questions the validity of the Transaction Agreements or the Equity Exchange Agreement or the right of OML to enter into them, or to consummate the transactions contemplated thereby. Neither OML nor, to OML’s knowledge, any OML Subsidiary, or any of OML or OML Subsidiary’s officers, managers or directors is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers, managers or directors, such as would adversely affect OML). There is no action, suit, proceeding or investigation by OML or an OML Subsidiary pending or which OML or an OML Subsidiary intends to initiate. The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened in writing (or any basis therefor known to OML or an OML Subsidiary) involving the prior employment of any of OML’s or an OML Subsidiaries’ employees, their services provided in connection with OML’s or OML’s Subsidiaries’ business, any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers.

3.8 Compliance with Other Instruments. OML is not in violation or default (a) of any provisions of its certificate of formation, limited liability company agreement, bylaws or other applicable charter or organizational documents, (b) of any instrument, judgment, order, writ or decree, (c) under any note, indenture or mortgage, (d) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound that is required to be listed on the Disclosure Schedule, or (e) of any provision of law, statute, rule or regulation applicable to OML, the violation of which would be materially adverse to OML. The execution, delivery and performance of the Transaction Agreements and the consummation of the transactions contemplated thereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement; or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of OML or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to OML or any OML Subsidiary.

3.9 Agreements; Actions.

(a) Except for the Transaction Agreements, the Transocean Loan and the debt for which OML is a guarantor as described in Section 3.9(a) of the Disclosure Schedule, there are no agreements, understandings, instruments, contracts or proposed transactions to which OML is a party or by which it is bound that involve (i) obligations (contingent or otherwise) of, or payments to, OML in excess of $250,000, (ii) the license of any patent, copyright, trademark, trade secret or other proprietary right to or from OML, (iii) the grant of rights to manufacture, supply, service or operate any vessel or other equipment in connection with the exploration, development or extraction of offshore mineral resources, or (iv) indemnification by OML with respect to infringements of proprietary rights.

(b) OML has not (i) declared or paid any distributions, or authorized or made any distribution upon or with respect to any of its equity securities, (ii) incurred any indebtedness for money borrowed or incurred any other liabilities individually in excess of $250,000 or in excess of $1,000,000 in the aggregate, (iii) made any loans or advances to any Person, other than ordinary advances for business expenses, or (iv) sold, exchanged or otherwise disposed of any of its assets or rights, other than in the ordinary course of business. For the purposes of (a) and (b) of this Section 3.9, all indebtedness, liabilities, agreements, understandings, instruments, contracts and proposed transactions involving the same Person (including Persons OML has reason to believe are affiliated with each other) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such section.

(c) OML has not received notice of a default and is not in default under, or with respect to, or in breach of, any material contractual obligation nor does any condition exist that with notice or lapse of time or both would constitute a default or breach thereunder. All contracts are valid, subsisting, in full force and effect and binding upon OML and the other parties thereto, and OML has paid in full or accrued all amounts due thereunder and has satisfied in full or provided for all of its liabilities and obligations thereunder, except to the extent that the failure of any such payment or liability would not have a Material Adverse Effect. To OML’s knowledge, no other party to any such contract is in default or breach thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a default or breach by such other party thereunder, except, to the extent that such default or breach would not have a Material Adverse Effect.

3.10 Certain Transactions.

(a) Other than (i) standard employee benefits generally made available to all employees, standard employee offer letters and standard confidentiality agreements, (ii) standard director and officer indemnification agreements approved by the Board of Managers and made available in the Data Room, (iii) contracts with consultants providing services to OML approved by the Board of Managers and made available in the Data Room, (iv) the purchase of Membership Interest Units and the issuance of options to purchase Membership Interest Units, in each instance, approved in the written minutes of the Board of Managers made available in the Data Room, and (v) the Transaction Agreements, there are no agreements, understandings or proposed transactions between OML and any of its officers, managers, directors, employees or consultants, or any Affiliate thereof.

(b) Except as set forth in Section 3.10(b) of the Disclosure Schedule, OML is not indebted, directly or indirectly, to any of its managers, directors, officers or employees or to their respective spouses or children or to any Affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees. To OML’s knowledge, none of OML’s managers, directors, officers, employees, consultants who are also members of OML, or any members of any such person’s immediate families, or any Affiliate of the foregoing are, directly or indirectly, indebted to OML or, have any (i) material commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationship with any of OML’s customers, suppliers, service providers, joint venture partners, licensees and competitors, (ii) direct or indirect ownership interest in any firm or corporation with which OML is affiliated or with which OML has a business relationship (other than the ownership interest of certain members of OML in Deep Reach Technology, Inc.), or any firm or corporation which competes with OML (collectively “Conflict of Interest”); provided, however, that the ownership by any managers, directors, officers or employees of OML, or members of the immediate family of any of the foregoing of (x) not more than two percent (2%) of the outstanding capital stock of publicly traded companies that may compete with OML, or (y) a financial interest in any contract with OML shall not be deemed a Conflict of Interest.

3.11 Rights of Registration and Voting Rights. OML is not under any obligation to register under the Securities Act or similar Law of any other jurisdiction any of its currently outstanding securities or any securities issuable upon exercise or conversion of its currently outstanding securities. To OML’s knowledge, no member of OML has entered into any agreements with respect to the voting of Membership Interest Units or other equity securities of OML other than as set forth in OML’s company agreement as currently in effect.

3.12 Tax Matters.

(a) OML has filed, or caused to be filed on its behalf, on a timely basis all income tax returns and all material non-income tax returns required to be filed by it (after giving effect to any extensions that have been requested by, and granted to such Person by the applicable taxing authority) and all such tax returns were true, correct and complete in all material respects. OML has paid or caused to be paid on its behalf all income taxes and all material non-income taxes required to be paid by it. OML (i) has not executed or granted any waiver or agreed to any extension with respect to any statute of limitations on the assessment or collection of any material tax and (ii) does not have any power of attorney in effect with respect to any taxes.

(b) OML has withheld all material taxes from payments to any applicable Person and timely paid such taxes to the appropriate taxing authority in compliance with all applicable laws.

(c) OML has not applied to any taxing authority for any tax ruling, including any application for a private letter ruling that has been withdrawn.

(d) No taxing authority has asserted any deficiency or assessment, or proposed any adjustment, of any material taxes against OML that has not been fully resolved. No claim has been made in writing by any taxing authority in a jurisdiction where OML does not file tax returns that OML is or may be subject to taxation by that jurisdiction.

(e) OML has not participated in any “reportable transaction” within the meaning of Section 1.6011-4(b) of the income tax regulations promulgated under the Code.

(f) On February 26, 2022, OML made a valid election on U.S. Internal Revenue Service Form 8832 to be classified as a disregarded entity for U.S. federal income tax purposes, effective December 23, 2021. From December 23, 2021, until January 1, 2022 (the “Unit Exchange Date”), OML was classified as a disregarded entity for U.S. federal income tax purposes. At all times since the Unit Exchange Date, OML has been classified as a partnership for U.S. federal income tax purposes.

(g) OML has provided the Purchaser with true, correct and complete copies of any and all opinions, memoranda, or slide decks it has obtained from its advisors regarding tax planning or tax exposure matters of, or with respect to, OML.

3.13 Company Documents. The certificate of registration and limited liability company agreement of OML (and each other applicable charter or organizational documents in the case of each OML Subsidiary) are in the form made available in the Data Room. The copy of the minute books of OML made available in the Data Room contains minutes of all meetings of managers, directors and members and all actions by written consent without a meeting by the managers, directors and members since the date of formation and accurately reflects in all material respects all actions by the managers, directors (and any committee of managers and directors) and members.

3.14 International Anti-Corruption and International Trade Laws. OML, its personnel and anyone acting on behalf of OML, have at all times (a) refrained from engaging, directly or indirectly, in unethical and/or illegal conduct, including corruption, extortion, money-laundering, tax evasion fraud and embezzlement and (b) complied with all applicable International Anti-Corruption Laws and International Trade Laws. OML has not, directly or indirectly, promised, offered, or given any financial or other direct or indirect benefit to anyone to secure an improper advantage, including by influencing an act, omission or decision of a Government Official. To OML’s knowledge, there has been no violation of International Anti-Corruption Laws or International Trade Laws. OML further represents that it has maintained, and has caused each of OML Subsidiary and each of its Affiliates to maintain, systems of internal controls (including, but not limited to, accounting systems, purchasing systems and billing systems) and written policies to ensure compliance with International Anti-Corruption Laws and International Trade Laws and to ensure that all books and records of OML accurately and fairly reflect, in reasonable detail, all transactions and dispositions of funds and assets. Neither OML nor any of its officers, managers or employees are the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to International Anti-Corruption Laws or International Trade Laws.

3.15 Government Official Ownership. No Government Official (a) directly or indirectly owns any equity or other interest in OML (including, but not limited to, debt that is convertible into equity, call rights, or employment or other agreements that provide for compensation in equity), or (b) serves as a director, officer, agent, or other representative of OML.

3.16 Export Control Laws. OML has conducted all export transactions in accordance with applicable provisions of United States export control laws and regulations, including the Export Administration Regulations, the International Traffic in Arms Regulations, the United States Foreign Investment Risk Review Modernization Act of 2018 and the regulations administered OFAC, and the export control laws and regulations of any other applicable jurisdiction. Without limiting the foregoing: (a) OML has obtained all export licenses and other approvals, timely filed all required filings and has assigned the appropriate export classifications to all products, in each case as required for its exports of products, software and technologies from the United States and any other applicable jurisdiction; (b) OML is in compliance with the terms of all applicable export licenses, classifications, filing requirements or other approvals; (c) there are no pending or, to OML’s knowledge, threatened claims against OML with respect to such exports, classifications, required filings or other approvals; (d) there are no pending investigations related to OML’s exports; and (e) there are no actions, conditions, or circumstances pertaining to OML’s export transactions that would reasonably be expected to give rise to any material future claims. Neither OML nor any OML Subsidiary, nor any of OML’s or any OML Subsidiary’s respective Affiliates, managers, directors, officers, members, stockholders, employees, or, to OML’s knowledge, agents, has been (i) added to any Restricted Party List, (ii) debarred or otherwise excluded or declared ineligible to participate in government agreements, grants, or other programs financed in whole or in part by any United States federal government entity, or (iii) under investigation by any government agency or organization relating to potential violations of applicable laws. OML has not engaged in any business with or in, provided any services to or in, or used any funds to contribute to or finance the activities of or in, any Restricted Party.

3.17 Financial Statements. Complete copies of OML’s unaudited consolidated financial statements, consisting of the balance sheet of OML as at December 31 in each of the years 2023, 2024 and 2025 and the related statements of income and retained earnings, members’ equity, and cash flow for the years then ended (the “Financial Statements”) have been made available in the Data Room. The Financial Statements for OML and Moana Minerals Inc. have been prepared in accordance with GAAP and the Financial Statements of each OML Subsidiary formed in the Cook Islands have been prepared in accordance with IFRS applied on a consistent basis throughout the period involved. The Financial Statements are based on the books and records of OML, and fairly present in all material respects the financial condition of OML as of the respective dates they were prepared and the results of the operations of OML for the periods indicated. The unaudited balance sheet of OML as of December 31, 2024, is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date.” OML maintains a standard system of accounting established and administered in accordance with GAAP.

3.18 Undisclosed Liabilities. Except as set forth in Section 3.18 of the Disclosure Schedule, OML has no liabilities, obligations, or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured, or otherwise, except (a) those that are adequately reflected or reserved against in the Balance Sheet as of the Balance Sheet Date, and (b) those that have been incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date and which are not, individually or in the aggregate, material in amount.

3.19 Absence of Certain Changes, Events, and Conditions. Since the Balance Sheet Date, and other than in the ordinary course of business consistent with past practice or as set forth in Section 3.19 of the Disclosure Schedule, there has not been, with respect to OML, any event, occurrence, or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.20 Intellectual Property.

(a) Section 3.20(a) of the Disclosure Schedule lists all Company Intellectual Property that is either (i) subject to any issuance, registration, application, or other filing by, to, or with any Governmental Authority or authorized private registrar in any jurisdiction (collectively, “Intellectual Property Registrations”), including registered trademarks, domain names, and copyrights, issued and reissued patents, and pending applications for any of the foregoing; or (ii) used in or necessary for OML’s current or planned business or operations. All required filings and fees related to the Intellectual Property Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Intellectual Property Registrations are otherwise in good standing.

(b) OML owns, exclusively or jointly with other Persons, all right, title, and interest in and to the Company Intellectual Property, free and clear of Encumbrances. OML is in full compliance with all legal requirements applicable to the Company Intellectual Property and OML’s ownership and use thereof.

(c) Section 3.20(c) of the Disclosure Schedule lists all licenses, sublicenses, and other agreements whereby OML is granted rights, interests, and authority, whether on an exclusive or non-exclusive basis, with respect to any Licensed Intellectual Property that is used in or necessary for OML’s current or planned business or operations. All such agreements are valid, binding, and enforceable between OML and the other parties thereto, and OML and such other parties are in full compliance with the terms and conditions of such agreements.

(d) The Company Intellectual Property and Licensed Intellectual Property as currently or formerly owned, licensed, or used by OML or proposed to be used, and OML’s conduct of its business as currently and formerly conducted and proposed to be conducted have not, do not, and will not infringe, violate, or misappropriate the intellectual property of any Person. OML has not received any communication, and no Action has been instituted, settled or, to OML’s knowledge, threatened that alleges any such infringement, violation, or misappropriation, and none of the Company Intellectual Property are subject to any outstanding Governmental Order.

(e) Section 3.20(e) of the Disclosure Schedule lists all licenses, sublicenses, and other agreements pursuant to which OML grants rights or authority to any Person with respect to any Company Intellectual Property or Licensed Intellectual Property. All such agreements are valid, binding, and enforceable between OML and the other parties thereto, and OML and such other parties are in full compliance with the terms and conditions of such agreements. No Person has infringed, violated, or misappropriated, or is infringing, violating, or misappropriating, any Company Intellectual Property.

3.21 Exploration License. The Exploration License is valid and in full force and effect. All fees and charges with respect to such Exploration License as of the date hereof have been paid in full. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse, or limitation of the Exploration License.

3.22 Environmental Matters. OML is currently and has been in compliance with all Environmental Laws and has not received from any Person any: (a) Environmental Notice or Environmental Claim; or (b) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing.

3.23 Compliance with Laws. OML has complied, and is now complying, in all material respects with all Laws applicable to it or its business, properties, or assets.

3.24 Full Disclosure. No representation or warranty by OML in this Agreement and no statement contained in the Disclosure Schedule to this Agreement or any certificate or other document furnished or to be furnished to the Purchaser pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

4. Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to OML that the following representations are true and complete as of the date of the Closing:

4.1 Authorization. The Purchaser has full power and authority to enter into the Transaction Agreements to which it is a party. The Transaction Agreements to which the Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

4.2 Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to the Purchaser’s knowledge, currently threatened in writing (a) against the Purchaser, or (b) that questions the validity of the Transaction Agreements or the right of the Purchaser to enter into them, or to consummate the transactions contemplated thereby.

4.3 Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon the Purchaser’s representation to OML, which by the Purchaser’s execution of this Agreement, the Purchaser hereby confirms, that the Purchased Units will be acquired for investment for the Purchaser’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Purchased Units.

4.4 Disclosure of Information. The Purchaser has had an opportunity to discuss OML’s business, management, financial affairs and the terms and conditions of the offering of the Purchased Units with OML’s management and has had an opportunity to review OML’s facilities. The foregoing, however, does not limit or modify the representations and warranties of OML in Section 3 of this Agreement or the right of the Purchaser to rely thereon.

4.5 Restricted Securities. The Purchaser understands that the Purchased Units have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein. The Purchaser understands that the Purchased Units are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Purchased Units indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that OML does not have any obligation to register or qualify the Purchased Units for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Purchased Units, and on requirements relating to OML which are outside of the Purchaser’s control, and which OML is not under any obligation and may not be able to satisfy. The Purchaser understands that this offering is not intended to be part of the public offering, and that the Purchaser will not be able to rely on the protection of Section 11 of the Securities Act.

4.6 No Public Market. The Purchaser understands that no public market now exists for the Membership Interest Units, and that OML has not made any assurances that a public market will ever exist for the Membership Interest Units.

4.7 Legends. The Purchaser understands that the Purchased Units may be notated with one or all of the following legends:

“THE UNITS REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.”

(a) Any legend set forth in, or required by, the other Transaction Agreements.

(b) Any legend required by the securities laws of any jurisdiction to the extent such laws are applicable to the Purchased Units represented by the certificate, instrument, or book entry so legended.

4.8 Accredited Investor. The Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

4.9 No General Solicitation. Neither the Purchaser, nor any of its officers, directors, employees, agents, stockholders, members or partners has either directly or indirectly, including, through a broker or finder

(a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Purchased Units.

4.10 Cook Islands. Neither the Purchaser nor its Affiliates is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality in the Cook Islands.

4.11 Laws; International Anti-Corruption and International Trade Laws. Each of the Purchaser and its Affiliates is and has been in material compliance with all laws, statutes, rules or regulations applicable to the Purchaser or its Affiliates. The Purchaser, its Affiliates, and its and their personnel and anyone acting on behalf of the Purchaser or such Affiliates, have at all times (a) refrained from engaging, directly or indirectly, in unethical and/or illegal conduct, including corruption, extortion, money-laundering, tax evasion fraud and embezzlement and (b) complied with all applicable International Anti-Corruption Laws and International Trade Laws. The Purchaser and its Affiliates have not, directly or indirectly, promised, offered, or given any financial or other direct or indirect benefit to anyone to secure an improper advantage, including by influencing an act, omission or decision of a Government Official. Neither the Purchaser, its Affiliates nor any of its or their officers, managers or employees are the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to International Anti-Corruption Laws or International Trade Laws.

4.12 Exculpation of the Purchaser. The Purchaser acknowledges that it is not relying upon any Person, other than OML and its officers, managers and directors, in making its investment or decision to invest in OML.

4.13 Brokers or Finders. Neither the Purchaser, nor any Person acting on behalf of the Purchaser, has incurred any liability to pay any fees or commissions to any broker, finder or agent or any other similar payment in connection with this Agreement or any of the transactions contemplated hereby.

5. Covenants.

5.1 Access. Until the Final Closing and upon reasonable advance notice from the Purchaser, OML shall, and shall cause each OML Subsidiary to, allow the Purchaser and their respective directors, officers, employees, agents, consultants and other advisors and representatives reasonable access during normal business hours to, and furnish them with all documents, records, work papers and information with respect to, all of the properties, assets, personnel, books, contracts, permits, reports and records relating to OML, and the OML Subsidiaries as the Purchaser may reasonably request.

5.2 Operation of the Business of OML and the OML Subsidiaries.

(a) Until the Final Closing, except as expressly consented to by the Purchaser in writing, OML shall, and shall cause each OML Subsidiary to:

(i) conduct its business only in the ordinary course of business consistent with past practice; and

(ii) reasonably cooperate and confer with the Purchaser concerning matters of a material nature and otherwise report periodically to the Purchaser concerning the status of its business, operations and finances, and consider in good faith the Purchaser’s recommendations with respect to such matters.

(b) Until the Final Closing, except as expressly permitted by this Agreement or as otherwise expressly consented to by the Purchaser in writing, OML shall not and shall cause the OML Subsidiaries not to:

(i) issue or authorize the issuance of any Membership Interest Units, Rights, or other equity interests or securities other than awards of options in accordance with the OML Option Plan;

(ii) institute, adopt or materially amend (or commit to institute, adopt or materially amend), except for amendments required by applicable law, any compensation or benefit plan, policy, program or arrangement applicable to any of its employees, officers, managers, directors or consultants involving the grant, award, sale or other issuance of Membership Interest Units, Rights, or other equity interests or securities;

(iii) amend or authorize the amendment of its certificate of formation, limited liability company agreement, bylaws or other applicable charter or organizational documents; or

(iv) agree, whether in writing or otherwise, or commit to take or refrain from taking any action that is inconsistent with this Section 5.2.

(c) In the event that the Final Closing occurs as a result of the consummation of the Exchange Transaction, OML shall, within three Business Days of such Final Closing, (i) take all necessary action in order to ensure that the Fourth Amended and Restated Company Agreement is in full force and effect to the extent not already in effect; and (ii) cause the Secretary of OML to deliver to the Purchaser a certificate certifying (a) the Certificate of Formation and Fourth Amended and Restated Company Agreement as in effect at the date thereof, (b) resolutions of the Board of Managers of OML approving the Fourth Amended and Restated Company Agreement, and (c) resolutions of the members of OML approving the Fourth Amended and Restated Company Agreement.

5.3 Efforts to Consummate.

(a) Subject to the terms and conditions of this Agreement, OML and the Purchaser shall use their respective reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, to (i) obtain all authorizations, approvals, permits or waivers from, give all notices to, and make all filings with, all Governmental Authorities and regulatory bodies that are required under any law, statute, rule or regulation, (ii) obtain all other authorizations, approvals, consents or waivers from, and give all other notices to, all other Persons, (iii) effect all necessary registrations and filings including filings and submissions of information requested or required by any Governmental Authority or regulatory body that are deemed by OML to be applicable to the transactions contemplated by this Agreement that are necessary or advisable in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, and (iv) fulfill all conditions to this Agreement.

(b) OML shall, and shall cause each OML Subsidiary to, perform all activities necessary under and in compliance with the Exploration License and satisfy all terms and conditions thereof in order to, and shall, apply for a mining license as promptly as practicable in accordance with the Seabed Minerals Act and the Exploration Regulations to mine polymetallic nodules in the areas within the Exploration License.

5.4 Notification. Until the Final Closing, OML shall give prompt notice to the Purchaser of (a) any fact, circumstance, event or action, the existence, occurrence or taking of which would reasonably be expected to cause any representation or warranty of OML in this Agreement to be untrue or inaccurate in any material respect, and any potential or actual violation of International Anti-Corruption Laws or International Trade Laws, (b) any failure to comply with or satisfy any covenant or agreement of OML under this Agreement, and (c) the failure of any condition precedent to the Purchaser’s obligations under this Agreement.

5.5 Public Announcement. Any public announcement or similar publicity with respect to this Agreement or the transactions contemplated by this Agreement shall be issued at such time and in such manner as the Parties may mutually agree unless such announcement is required by applicable Law or the rules and regulation of any securities exchange. The Purchaser and OML shall mutually agree with each other concerning the means by which OML’s employees, suppliers and others having dealings with OML or any OML Subsidiary will be informed of the transactions contemplated by this Agreement, and the Purchaser has the right to be present for any such communication.

5.6 Further Assurances. Subject to the other express provisions of this Agreement, upon the request of a Party made to another Party, the other Party shall (a) furnish to the requesting Party any additional information, (b) execute and deliver, at its own expense, any other documents and (c) take any other actions as the requesting Party may reasonably require to more effectively carry out the intent of this Agreement and the transactions contemplated by this Agreement.

6. Conditions to the Purchaser’s Obligations at Closing. The obligations of the Purchaser to purchase the remainder of the Purchased Units or the Optional Units at each Closing are subject to the fulfillment, on or before the applicable Closing, of each of the following conditions (as applicable), unless otherwise waived (in whole or in part) by the Purchaser:

6.1 Representations and Warranties. The representations and warranties of OML contained in Section 3 of this Agreement shall be true and correct in all material respects as of the date of each Closing as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period), with materiality being measured individually and on an aggregate basis with respect to any breaches or inaccuracies; provided that the representations and warranties set forth in Sections 3.1 (Organization, Good Standing, Limited Liability Company Power and Qualification), 3.2 (Capitalization), 3.3 (Subsidiaries), 3.4 (Authorization), 3.5 (Valid Issuance of Purchased Units and Optional Units), 3.8(a) (Compliance with Other Instruments), and 3.11 (Rights of Registration and Voting Rights)of this Agreement and any representation or warranty of OML that is qualified as to materiality, “Material Adverse Effect” or similar qualification shall be true and correct in all respects as of the Closing as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period).

6.2 Performance. OML shall have in all material respects performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by OML on or before the applicable Closing (with materiality being measured individually and on an aggregate basis with respect to all breaches of covenants, agreements, obligations and conditions).

6.3 Compliance Certificate. OML shall deliver to the Purchaser at the Closing a certificate certifying that the conditions specified in Sections 6.1 and 6.2 of this Agreement have been fulfilled.

6.4 Qualifications. All authorizations, approvals or permits, if any, (a) of any Governmental Authority or regulatory body of the Cayman Islands that are required in connection with the lawful issuance and sale of the Purchased Units or Optional Units, and (b) of the Authority, each as applicable, pursuant to this Agreement shall be obtained and effective as of the Closing.

6.5 Board of Managers. As of the Advance Closing, the size and composition of the Board of Managers shall comply in all respects with the terms of the Effective Date Company Agreement, and as of the Final Closing, the size and composition of the Board of Managers shall comply in all respects with the terms of the Fourth Amended and Restated Company Agreement.

6.6 Interim Company Agreement Amendment; Fourth Amended and Restated Company Agreement. OML shall have (i) duly adopted on or before the Advance Closing, and the Purchaser and the other requisite members of OML named as parties thereto shall have executed and delivered, the Interim Company Agreement Amendment, which shall continue to be in full force and effect, and OML shall continue to be in full compliance thereof, as of the Advance Closing, and (ii) duly adopted on or before a Final Closing, and the Purchaser and the other requisite members of OML named as parties thereto shall have executed and delivered, the Fourth Amended and Restated Company Agreement, which shall continue to be in full force and effect, and OML shall continue to be in full compliance thereof, as of the Final Closing.

6.7 Secretary’s Certificate. With respect to the Advance Closing, the Secretary of OML shall have delivered to the Purchaser at the Advance Closing a certificate certifying (a) the Certificate of Formation and Effective Date Company Agreement as in effect at the Advance Closing, (b) resolutions of the Board of Managers of OML approving the Transaction Agreements and the transactions contemplated thereunder to be entered into on or before the Advance Closing, and (c) resolutions of the members of OML approving the Transaction Agreements to be entered into on or before the Advance Closing. With respect to the Initial Closing, the Secretary of OML shall have delivered to the Purchaser at the Initial Closing a certificate certifying (a) the Certificate of Formation and Effective Date Company Agreement as in effect at the Initial Closing, (b) resolutions of the Board of Managers of OML approving the Transaction Agreements and the transactions contemplated thereunder, and (c) resolutions of the members of OML approving the Transaction Agreements. With respect to the Final Closing, the Secretary of OML shall have delivered to the Purchaser at the Initial Closing a certificate certifying (a) the Certificate of Formation and Fourth Amended and Restated Company Agreement as in effect at the Final Closing, (b) resolutions of the Board of Managers of OML approving the Transaction Agreements and the transactions contemplated thereunder, and (c) resolutions of the members of OML approving the Transaction Agreements.

6.8 Proceedings and Documents. All limited liability company and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Purchaser, and the Purchaser (or its counsel) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested. Such documents may include good standing certificates.

6.9 Exploration License. The Exploration License shall be in full force and effect, and OML shall have delivered to the Purchaser evidence reasonably satisfactory to the Purchaser of the foregoing.

6.10 Equity Issuances. OML shall not have issued or authorized the issuance of any Membership Interest Units, Rights, or other equity interests or securities other than awards of options in accordance with the OML Option Plan.

6.11 Transocean Loan Purchase Agreement. The transactions contemplated by the Transocean Loan Purchase Agreement shall have been consummated.

6.12 Go Public Transaction. With respect to the Initial Closing, the Go Public Transaction have been consummated on or before the date of the Initial Closing.

6.13 Use of Proceeds. OML shall have delivered to the Purchaser at the Closing a document detailing the proposed use of the proceeds from the sale of the Purchased Units and the Optional Units (the “Use of Proceeds”).

7. Conditions of OML’s Obligations at Closing. The obligation of OML to sell the Purchased Units or the Optional Units, as applicable, to the Purchaser at each Closing is subject to the fulfillment, on or before the applicable Closing, of each of the following conditions (as applicable), unless otherwise waived (in whole or in part) by OML, in each case with respect to the applicable Closing:

7.1 Representations and Warranties. The representations and warranties of the Purchaser contained in Section 4 of this Agreement shall be true and correct in all material respects as of the date of the Closing as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period).

7.2 Performance. The Purchaser shall have performed and complied with in all material respects all other covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Purchaser on or before the Closing (with materiality being measured individually and on an aggregate basis with respect to all breaches of covenants, agreements, obligations and conditions).

7.3 Compliance Certificate. The Purchaser shall deliver to OML at the Closing a certificate certifying that the conditions specified in Sections 7.1 and 7.2 of this Agreement have been fulfilled.

7.4 Qualifications. All authorizations, approvals or permits, if any, (a) of any Governmental Authority of the Cayman Islands that are required in connection with the lawful issuance and sale of the Membership Interest Units pursuant to this Agreement and (b) of the Authority, as applicable, shall be obtained and effective as of the Closing.

8. Termination

8.1 Termination by the Parties. This Agreement may be terminated at any time:

(a) by the mutual written consent of OML and the Purchaser;

(b) by the Purchaser by written notice to OML if:

(i) the Purchaser is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by OML pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 6.1 or Section 6.2 of this Agreement and such breach, inaccuracy or failure cannot be cured by OML on or prior to the Initial Closing Date or an Optional Closing Date, as applicable;

(ii) any of the conditions set forth in Section 6 of this Agreement shall not have been fulfilled, unless such failure shall be due to the failure of the Purchaser to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Initial Closing Date or an Optional Closing Date, as applicable;

(iii) a Material Adverse Effect has occurred; or

(iv) if the Initial Closing has not occurred by the Outside Date; provided, however, that if the Initial Closing has not occurred by the Outside Date as a result of the Go Public Transaction not having been consummated by the Business Day prior to the Outside Date and as of such Business Day (A) the definitive agreement providing for the Go Public Transaction (the “GPT Agreement”) remains in effect and (B) the parties to the GPT Agreement are using commercially reasonable efforts to consummate the Go Public Transaction as promptly as possible (including by causing any unsatisfied conditions to the consummation of the Go Public Transaction to become satisfied), then the Outside Date shall be automatically extended to the date that is the earlier of (1) the date that is two (2) Business Days following the consummation of the Go Public Transaction and (2) the date that is the Business Day following the valid termination of the GPT Agreement (such date, the “Extended Outside Date”); provided, further, that the Purchaser may not terminate this Agreement under this Section 8.1(b)(iv) if its failure to fulfill any of its obligations or its breach of any of its representations or covenants has been the cause of, or resulted in, the failure of the Initial Closing to occur by the Outside Date or the Extended Outside Date, as applicable;

(c) by OML by written notice to the Purchaser if:

(i) OML is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Purchaser pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 7.1 or Section 7.2 of this Agreement and such breach, inaccuracy or failure cannot be cured by the Purchaser on or prior to the Initial Closing Date or an Optional Closing Date, as applicable;

(ii) any of the conditions set forth in Section 7 of this Agreement shall not have been fulfilled, unless such failure shall be due to the failure of OML to perform or comply with any of the covenants,

agreements or conditions hereof to be performed or complied with by it prior to the Initial Closing Date or an Optional Closing Date, as applicable;

(iii) if the Initial Closing has not occurred by the Outside Date; provided, however, that if the Initial Closing has not occurred by the Outside Date as a result of the Go Public Transaction not having been consummated by the Business Day prior to the Outside Date and as of such Business Day (A) the GPT Agreement remains in effect and (B) the parties to the GPT Agreement are using commercially reasonable efforts to consummate the Go Public Transaction as promptly as possible (including by causing any unsatisfied conditions to the consummation of the Go Public Transaction to become satisfied), then the Outside Date shall be automatically extended to the Extended Outside Date (but no later than December 31, 2026); provided, further, that OML may not terminate this Agreement under this Section 8.1(c)(iii) if its failure to fulfill any of its obligations or its breach of any of its representations or covenants has been the cause of, or resulted in, the failure of the Initial Closing to occur by the Outside Date or the Extended Outside Date, as applicable; or

(d) by the Purchaser or OML in the event that:

(i) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited;

(ii) any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable.

8.2 Effect of Termination. In the event of the termination of this Agreement in accordance with this Section 8, this Agreement shall forthwith become void and there shall be no liability on the part of any Party hereto except:

(a) as set forth in this Section 8 and in Section 9 hereof;

(b) that nothing herein shall relieve any Party hereto from liability for any intentional breach of any provision hereof; and

(c) termination of this Agreement shall not have any effect on any sale and purchase of Purchased Units or Optional Units consummated by the Parties prior to the effectiveness of such termination.

9. Miscellaneous.

9.1 Survival of Warranties. Unless otherwise set forth in this Agreement, the representations and warranties of OML and the Purchaser contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchaser or OML.

9.2 Successors and Assigns. OML may not assign any rights under this Agreement, whether by operation of law or otherwise, without the prior written consent of the Purchaser. No Party may delegate any performance of its obligations under this Agreement, except that the Purchaser may at any time delegate the performance of its obligations to any Affiliate of the Purchaser so long as the Purchaser remains fully responsible for the performance of the delegated obligation. Notwithstanding the foregoing, the Purchaser may assign this Agreement to any Person who is either (a) a Member or (b) not a Restricted Person (as those terms are defined in the Effective Date Company Agreement). Subject to the foregoing, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties. Nothing in this Agreement, express or implied, is intended to confer upon any Party other than the Parties or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9.3 Governing Law. This Agreement shall be governed by the internal law of the State of New York, without regard to conflict of law principles that would result in the application of any law other than the law of the State of New York.

9.4 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Notwithstanding anything herein to the contrary, a signed copy of this Agreement delivered by email or other means of electronic transmission is deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

9.5 Interpretation and Construction. In the negotiation of this Agreement, each Party has received advice from its own attorney. The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no provision of this Agreement will be interpreted for or against any Party because that Party or its attorney drafted the provision. When a reference is made in this Agreement to a Section or Exhibit, such reference shall be to a Section of, or an Exhibit to, this Agreement, unless otherwise indicated. The headings of Sections are provided for convenience only and are not intended to affect the construction or interpretation of this Agreement. All words used in this Agreement are to be construed to be of such gender or number as the circumstances require. The words “including,” “includes,” or “include” are to be read as listing non-exclusive examples of the matters referred to, whether or not words such as “without limitation” or “but not limited to” are used in each instance. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The words “asset” and “property” shall be construed to have the same meaning and effect. Where this Agreement states that a Party “shall,” “will,” or “must” perform in some manner or otherwise act or omit to act, it means that the Party is legally obligated to do so in accordance with this Agreement. Unless otherwise provided in this Agreement, all monetary values stated herein are expressed in United States currency and all references to “dollars” or “$” shall be deemed references to the United States dollar.

9.6 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the Party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt, in each case to the respective Parties at their address or e-mail addresses and marked to the attention of the individual (by name or title) designated below (or to such other address, e-mail address or individual as a Party may designate by notice to the other Parties):

If to OML:

Ocean Minerals, LLC

c/o CO Services Cayman Limited

Willow House, Cricket Square

Grand Cayman, KY1-1001

Cayman Islands

Attention: Hans Smit

Email: finance@omlus.com

with a copy (which will not constitute notice) to:

Foley & Lardner LLP

100 N. Tampa St., Suite 2700

Tampa, Florida 33602

Attention: Curt Creely

Email: ccreely@foley.com

If to the Purchaser:

American Ocean Mineral Corporation

400 North Ashley Dr.

Suite 1900

Tampa, FL 33602

Attention: Philip Plough

Email: pplough@aomusa.com

with a copy (which will not constitute notice) to:

Gibson, Dunn & Crutcher LLP

200 Park Avenue, New York, NY 10166

Attention: John Gaffney

Email: jgaffney@gibsondunn.com

9.7 No Finder’s Fees. Each Party represents that it neither is nor will be obligated for any finder’s fee or commission in connection with this transaction. The Purchaser agrees to indemnify and to hold harmless OML from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, employees or representatives is responsible. OML agrees to indemnify and hold harmless the Purchaser from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which OML or any of its officers, employees or representatives is responsible.

9.8 Expenses. Each Party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such Party incident to the negotiation, preparation, execution, delivery and performance of this Agreement and the Transaction Agreements.

9.9 Attorneys’ Fees. If any action at law or in equity (including, arbitration) is necessary to enforce or interpret the terms of any of the Transaction Agreements, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

9.10 Amendments and Waivers. Any term of this Agreement may be amended, terminated or waived only with the written consent of OML and the Purchaser. Any amendment or waiver effected in accordance with this Section 9.10 shall be binding upon the Purchaser and each transferee of the Purchased Units or Optional Units, each future holder of the Purchased Units or Optional Units and OML.

9.11 Severability. If any provision of this Agreement is held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement are not affected or impaired in any way, and the Parties agree to negotiate in good faith to replace such invalid, illegal and unenforceable provision with a valid, legal and enforceable provision that achieves, to the greatest lawful extent under this Agreement, the economic, business and other purposes of such invalid, illegal or unenforceable provision.

9.12 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any Party under this Agreement, upon any breach or default of any other Party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by Law or otherwise afforded to any Party, shall be cumulative and not alternative.

9.13 Entire Agreement. This Agreement (including the Exhibits hereto) and the Interim Company Agreement Amendment and Fourth Amended and Restated Company Agreement, as applicable, constitute the full and entire understanding and agreement among the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between or among the Parties are expressly canceled.

9.14 Dispute Resolution. The Parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state and federal courts sitting in the State of New York for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state and federal courts sitting in the State of New York, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

9.15 Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The Parties accordingly agree that, in addition to any other remedy to which they are entitled at law or in equity, the Parties are entitled to injunctive relief to prevent breaches of this Agreement and otherwise to enforce specifically the provisions of this Agreement. Each Party expressly waives any requirement that any other Party obtain any bond or provide any indemnity in connection with any action seeking injunctive relief or specific enforcement of the provisions of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Unit Purchase Agreement as of the date first written above.

OML: OCEAN MINERALS, LLC, a Cayman Islands limited liability company

By:	/s/ Hans Smit

Name:	Hans Smit
Title:	Chief Executive Officer

PURCHASER:

AMERICAN OCEAN MINERALS CORPORATION., a Delaware corporation

By:	/s/ Philip Plough

Name:	Philip Plough
Title:	Authorized Representative

ANNEX J

Confidential	Execution Version

EQUITY EXCHANGE AGREEMENT

NEITHER THIS AGREEMENT NOR THE SECURITIES ISSUABLE HEREUNDER HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT AFTER CONSULTATION WITH LEGAL AND FINANCIAL ADVISORS.

Equity Exchange Agreement

This Equity Exchange Agreement (this “Agreement”) is made as of April 8, 2026 by and among Odyssey Marine Exploration, Inc., a Nevada corporation (“Odyssey”), Ocean Minerals, LLC, a Cayman Islands limited liability company (“OML”), and each of the members (each individually a “Member” and collectively the “Members”) of OML, named on Schedule A attached hereto (the “Schedule of Members”) that executes and delivers a counterpart to this Agreement to Odyssey on or prior to May 6, 2026 specifying the number of OML Units to be exchanged hereunder.

Recitals:

A. The Members desire to exchange OML Units held by them for shares of Odyssey’s common stock, par value $0.0001 per share (“Odyssey Common Stock”).

B. Prior to the execution of this Agreement, each Member listed on the Schedule of Members delivered to Odyssey an investor questionnaire in the form attached hereto as Exhibit B (each, an “Investor Questionnaire”), and Odyssey reviewed such Investor Questionnaires to assess whether each such Member is an “accredited investor” within the meaning of Rule 501(a) under Regulation D of the Securities Act and has determined in good faith that fewer than 35 of the Members listed on the Schedule of Members are not accredited investors.

NOW, THEREFORE, in consideration of the mutual covenants, representations and warranties made herein and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto agree as follows:

Article 1

Definitions

Section 1.01. Certain Definitions. Capitalized terms used herein and not otherwise defined shall have their respective meanings set forth in Schedule B attached hereto.

Section 1.02. Interpretation. For purposes of this Agreement: (a) the words “include,” “includes,” and “including” shall be deemed to be followed by the words “without limitation”, (b) the word “or” is not exclusive, and (c) the words “herein,” “hereof,” “hereby,” “hereto,” and “hereunder” refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine, non-binary, and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Exhibits and Appendixes mean the Articles and Sections of, and Exhibits and Appendixes attached to, this Agreement, (y) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, restated, supplemented, and modified from time to time to the extent permitted by the provisions thereof, and (z) to a statute or law means such statute or law as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Appendixes referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Article 2

Exchange Terms

Section 2.01. Exchange Terms. On the terms and subject to the conditions of this Agreement, on the Exchange Date, each Member shall exchange the number of OML Units set forth opposite such Member’s name on Schedule A attached hereto for shares of Odyssey Common Stock (the “OML Exchange”), which Schedule A shall be updated by Odyssey and OML to include Members who deliver a counterpart of this Agreement following the date hereof and prior to the date that is five (5) Trading Days prior to the Exchange Date.

Section 2.02. Exchange Procedures.

(a)	Exercise of Exchange. Each Member shall deliver to Odyssey:

(i)	the registration information in the form attached hereto as Exhibit A (the “Registration Details”); and

(ii)	a written, unconditional, and irrevocable assignment of OML Units in the form attached hereto as Exhibit C (an “Assignment”).

(b) Completion of Exchange. As soon as practicable after the Exchange Date (and in no event more than five (5) Trading Days thereafter) Odyssey shall deliver, or cause to be delivered to such Member, a number of shares of Odyssey Common Stock equal to the product of (i) the number of OML Units such Member desires to exchange, as set forth on Schedule A, multiplied by (ii) the Exchange Ratio. Upon any exchange of OML Units for shares of Odyssey Common Stock pursuant to this Article 2, in lieu of any fractional shares to which such Member would otherwise be entitled, the number of shares of Odyssey Common Stock issuable to such Member shall be rounded down to the nearest whole share.

Section 2.03. Closing.

(a) The consummation of the OML Exchange contemplated hereby (the “Closing”) shall occur within five (5) Trading Days of the Exchange Date. The Closing may occur with respect to one or more Members notwithstanding that the Closing does not occur concurrently with respect to all Members.

(b) The obligation of Odyssey, on the one hand, and each Member, on the other hand, to consummate the Closing with respect to such Member shall be subject to the satisfaction or valid waiver (by Odyssey, in the case of conditions applicable to Odyssey, and by such Member, in the case of conditions applicable to such Member) of the following conditions as of the Exchange Date:

(i) the Go Public Transaction shall have been consummated;

(ii) no suspension of the qualification of the Exchange Shares for offering or sale or trading in any applicable jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred; and

(iii) no applicable governmental authority (including any court, financial services or banking authority) shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) that is then in effect and has the effect of making illegal or otherwise restraining or prohibiting the consummation of the transactions contemplated hereby.

(c) In addition to the conditions set forth in Section 2.03(b), the obligation of Odyssey to consummate the Closing with respect to each Member shall be subject to the satisfaction or valid waiver by Odyssey of the following additional conditions as of the Exchange Date:

(i) the representations and warranties of such Member contained in Article 4 shall be true and correct in all material respects as of the Exchange Date (other than representations and warranties that by their terms speak as of an earlier date, which shall be true and correct in all material respects as of such earlier date);

(ii) such Member shall have performed, satisfied and complied in all material respects with its covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Member at or prior to the Closing; and

(iii) the Unit Purchase Initial Closing shall have occurred.

(d) In addition to the conditions set forth in Section 2.03(b), the obligation of each Member to consummate the Closing shall be subject to the satisfaction or valid waiver by such Member of the following additional conditions as of the Exchange Date:

(i) the representations and warranties of Odyssey contained in Article 3 shall be true and correct in all material respects as of the Exchange Date (other than representations and warranties that by their terms speak as of an earlier date, which shall be true and correct in all material respects as of such earlier date);

(ii) Odyssey shall have performed, satisfied and complied in all material respects with its covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by Odyssey at or prior to the Closing, except where any failure to do so would not reasonably be expected to prevent, materially delay, or materially impair the ability of Odyssey to consummate the Closing; and

(iii) Shareholder Approval shall have been obtained if Shareholder Approval is necessary to issue the maximum number of shares of Odyssey Common Stock issuable pursuant to this Agreement.

Section 2.04. Odyssey Shareholder Approval. Notwithstanding anything herein to the contrary, the aggregate maximum number of shares of Odyssey Common Stock that may be issued pursuant to this Agreement shall not (a) exceed 19.9% of the number of outstanding shares of Odyssey Common Stock immediately prior to the date of this Agreement, (b) exceed 19.9% of the combined voting power of the outstanding voting securities of Odyssey immediately prior to the date of this Agreement, in each case of clauses (a) and (b), unless Odyssey has obtained the requisite shareholder approval under applicable law and the listing rules of the Principal Market (“Shareholder Approval”), or (c) otherwise exceed such number of shares of Odyssey Common Stock that would violate applicable listing rules of the Principal Market; provided, however, that Odyssey shall use commercially reasonable efforts to obtain Shareholder Approval, as required by applicable law and the listing rules of the Principal Market, to authorize the issuance of the maximum aggregate number of shares of Odyssey Common Stock that may be issued pursuant to this Agreement.

Section 2.05. Registration of Exchange Shares

(a) The Exchange Shares issuable under Section 2.02 (the “Consideration Shares”): (i) will, subject to Section 2.05(b), not be registered under the Securities Act and will be issued to each Member by reason of exemption from the registration provisions of the Securities Act; (ii) will constitute “restricted securities” within the meaning of Rule 144 under the Securities Act (“Rule 144”), and may not be offered, sold, pledged, assigned or otherwise transferred absent registration under the Securities Act or an exemption therefrom, and any such transfer shall be subject to compliance with applicable state securities Laws; and (iii) will initially bear a restrictive legend (or if held in book entry form, notation) describing to such restrictions.

(b) As promptly as practicable after the Closing, Odyssey shall either (x) prepare and file with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement, or (y) amend or supplement an existing registration statement, in each case to cover the resale of the Registrable Securities (as defined below) on a continuous or delayed basis pursuant to Rule 415 under the Securities Act (the “Resale Shelf”). Subject to any SEC Cutback, the Registrable Securities shall be included on the same Resale Shelf as the PIPE Shares or, in the alternative, the Resale Shelf shall be filed no later than the date on which the resale registration shall be filed with respect to the PIPE Shares. Notwithstanding the foregoing, if the Commission prevents Odyssey from including any or all of the Registrable Securities proposed to be registered under the Resale Shelf due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities (an “SEC Cutback”), such Resale Shelf shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as is permitted by the Commission and in accordance with the following sentence. In such event, (i) any securities included on such Resale Shelf that are held by persons participating in the PIPE Financing (the “PIPE Shares”) shall be included in full to the extent permitted by the Commission first and (ii) thereafter, all cutbacks shall be allocated among the holders of Registrable Securities and holders of Other Registrable Securities (other than the PIPE Shares) on a pro rata basis (based on the number of Registrable Securities or Other Registrable Securities (other than the PIPE Shares) proposed to be registered under such Resale Shelf). Odyssey shall use commercially reasonable efforts to cause the Resale Shelf to be declared effective as soon as reasonably practicable after filing (taking into account the date of expiration of the Lock-Up Period) and, once declared effective, except for such times as Odyssey is permitted hereunder to suspend the use of the prospectus forming part of the Resale Shelf, to keep the Resale Shelf continuously effective and usable for the resale of all Registrable Securities. “Registrable Securities” means all Consideration Shares issuable to Members and any shares in the capital of Odyssey issued or issuable in exchange for or with respect to any such Consideration Shares as a result of any share split, share dividend, recapitalization, exchange, adjustment or similar event; provided, however, that any Consideration Shares or other such shares shall cease to be Registrable Securities upon the earlier of: (i) the date on which such Consideration Shares or other shares have been sold pursuant to the Resale Shelf or pursuant to Rule 144 under the Securities Act (or any other exemption from registration thereunder); (ii) the date on which such Consideration Shares or other shares may be sold without volume or manner of sale restrictions pursuant to Rule 144 and without compliance by Odyssey of the current public information requirement under Rule 144 or (iii) the third anniversary of the Closing. “Other Registrable Securities” means any shares of Odyssey Common Stock with respect to which Odyssey has at the time of filing the Resale Shelf an obligation to file (upon demand or otherwise) and maintain an effective resale registration statement with the Commission for the holders of such shares, or to include such shares on a registration statement otherwise being filed with the Commission.

(c) Odyssey’s obligations to include a holder’s Registrable Securities in the Resale Shelf are contingent upon such holder furnishing in writing to Odyssey such information regarding itself, the securities of Odyssey held by it and the intended method of disposition of its Registrable Securities, and each holder of Registrable Securities consenting to the inclusion of any such information in the Resale Shelf or any accompanying prospectus, as shall be reasonably requested by Odyssey to effect the registration of such Registrable Securities, and holders of Registrable Securities executing such documents in connection with such registration as Odyssey may reasonably request that are customary of a selling holder in similar situations. Notwithstanding anything to the contrary contained herein, Odyssey may delay or postpone filing of such Resale Shelf, and from time to time require holders of Registrable Securities not to sell under the Resale Shelf once effective or to suspend the use of any such Resale Shelf if it determines that in order for the Resale Shelf to not contain a material misstatement or omission, an amendment or supplement thereto would be needed, or if such filing or use could materially affect a bona fide business or financing transaction of Odyssey or would require premature disclosure of information that could materially adversely affect Odyssey (each such circumstance, a “Suspension Event”); provided that Odyssey shall use commercially reasonable efforts to make the Resale Shelf available for the sale by holders of Registrable Securities as soon as practicable thereafter.

(d) Upon receipt of any written notice from Odyssey (which notice shall not contain any material non-public information regarding Odyssey) of the occurrence of any Suspension Event during the period that the Resale Shelf is effective or if as a result of a Suspension Event the Resale Shelf or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, each Member agrees that (i) it will immediately discontinue offers and sales of the Consideration Shares under the Resale Shelf (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the Members receive copies of a supplemental or amended prospectus (which Odyssey agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment or supplement has become effective or unless otherwise notified by Odyssey that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by Odyssey unless otherwise required by law, subpoena or regulatory requirement.

Section 2.06. Lock-Up. Each Member agrees that, without the prior written consent of Odyssey (which may be granted or withheld in Odyssey’s sole discretion), it shall not, during the lock-up period, which lock-up period shall be consistent with the lock-up period generally applicable to shareholders of AOM in connection with the Go Public Transaction as agreed to by AOM and Odyssey, but not to exceed six (6) months from the closing of the Go Public Transaction (the “Lock-Up Period”), directly or indirectly: (a) sell, offer to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, pledge, encumber, hypothecate, or otherwise transfer or dispose of (collectively, “Transfer”) any Exchange Shares or any securities convertible into or exercisable or exchangeable for Exchange Shares; (b) enter into any swap, derivative, hedging or similar arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Exchange Shares; or (c) make any public announcement or filing under applicable securities laws regarding any of the foregoing. Notwithstanding the foregoing, the restrictions in this Section 2.06 shall not apply to Transfers: (i) by gift or for estate-planning purposes; (ii) by will or intestacy upon death; (iii) to any affiliate of such Member or to any trust, partnership, limited liability company or other entity for the benefit of, or controlled by, such Member or its immediate family; or (iv) in the case of an entity, to its members, partners, or stockholders in connection with a bona fide distribution thereof; provided, in each case, that the transferee agrees in writing to be bound by the terms of this Section 2.06 and no public announcement or filing shall be required or voluntarily made during the Lock-Up Period in connection with such Transfer. For the avoidance of doubt, Odyssey’s obligations under Section 2.05 shall continue during the Lock-Up Period; provided, however, that no Member may effect any Transfer of Exchange Shares, whether pursuant to the Resale Shelf or otherwise, prior to the expiration of the Lock-Up Period.

Section 2.07. OML Options. At the Closing, Odyssey shall assume the OML Stock Plan and each outstanding OML Option, whether vested or unvested. Each such OML Option outstanding immediately prior to the Closing shall, at the Closing, cease to represent a right to acquire OML Units and shall be converted into an option to purchase shares of Odyssey Common Stock (each, an “Assumed Option”), on the same terms and conditions (including vesting and any provisions providing for accelerated vesting upon certain events) as were applicable to such OML Option immediately prior to the Closing, except for changes required to reflect the foregoing conversion approved by the OML Board prior to the Closing or, following the Closing, the Odyssey Board (or its compensation committee). The number of shares of Odyssey Common Stock subject to each Assumed Option shall be equal to (a) the number of OML Units subject to the applicable OML Option immediately prior to the Closing multiplied by (b) the Exchange Ratio, rounded down to the nearest whole share of Odyssey Common Stock. The exercise price per share of each Assumed Option shall be equal to the exercise price per OML Unit under the applicable OML Option immediately prior to the Closing divided by the Exchange Ratio, rounded up to the nearest whole cent. Prior to the Closing, the OML Board shall take all actions necessary to effect the foregoing. Within ninety (90) days following the Closing, Odyssey shall prepare and file with the Commission a registration statement on Form S-8 (or other applicable form) registering the shares of Odyssey Common Stock necessary to fulfill Odyssey’s obligations under this Section 2.07. Odyssey shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Odyssey Common Stock for delivery with respect to the Assumed Options.

Section 2.08. Further Assurances. Any Member shall from time to time a execute and deliver to Odyssey such additional documents, instruments, agreements, consents, and shall provide such additional information and take such other actions as Odyssey may reasonably request to carry out the terms of this Agreement.

Article 3

Representations and Warranties of Odyssey

Odyssey represents and warrants that the statements contained in this Article 3 are true and correct as of the date of this Agreement.

Section 3.01. Organization and Standing. Odyssey is duly organized, validly existing, and in good standing under the laws of the state of Nevada. Odyssey has all requisite power and authority to own, license, and operate its properties, to carry on its business as now conducted and to execute and deliver this Agreement and to perform its obligations hereunder.

Section 3.02. Authority. The execution and delivery by Odyssey of this Agreement and the consummation by Odyssey of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Odyssey. This Agreement has been duly executed and delivered by Odyssey, and this Agreement constitutes a legal, valid, and binding obligation of Odyssey, enforceable against Odyssey in accordance with its terms.

Section 3.03. No Conflict. The execution and delivery by Odyssey of this Agreement does not and the consummation by Odyssey of the transactions contemplated hereby will not (with or without the giving of notice or the lapse of time or both), contravene, conflict with, or result in a breach or violation of, or a default under, (a) Odyssey’s certificate of incorporation or bylaws, (b) subject to the accuracy of the Members’ representations and warranties in Article 4 of this Agreement, in any material respects, any judgment, order, decree, statute, rule, regulation, or other law applicable to Odyssey or (c) in any material respects, any material contract, agreement, or instrument by which Odyssey is bound. No material consent, approval, order or authorization of, or registration, declaration, or filing with, any court, administrative agency or commission, or other governmental authority or instrumentality, domestic or foreign, is required by or with respect to Odyssey in connection with the execution and delivery by Odyssey of this Agreement or the consummation by Odyssey of the transactions contemplated hereby, except such filings, if any, as may be required under Rule 506 of Regulation D of the Securities Act and applicable state securities laws.

Section 3.04. Validity of Exchange Shares. The Exchange Shares have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid, and nonassessable to each Member acquiring any of the Exchange Shares pursuant to this Agreement, free of any liens, claims, or other encumbrances, except for restrictions on transfer provided for herein or under the Securities Act or other applicable securities laws.

Article 4

Representations and Warranties of the Members

Each Member, severally and not jointly, represents and warrants to Odyssey with respect to only such Member that the statements contained in this Article 4 are true and correct as of the date of this Agreement and will be true and correct on the Exchange Date.

Section 4.01. General.

(a) Such Member has all requisite authority (and in the case of an individual, the capacity) to acquire Exchange Shares, to enter into this Agreement, and to perform all the obligations required to be performed by such Member hereunder, and any acquisition of Exchange Shares will not contravene any law, rule, or regulation binding on such Member or any investment guideline or restriction applicable to such Member.

(b) Such Member is a resident of the state set forth on such Member’s signature page hereto and is not acquiring any Exchange Shares for any other person; provided that registration in the name of a nominee or custodian for the Member’s account shall not constitute a breach of this representation.

(c) Such Member will comply with all applicable laws and regulations in effect in any jurisdiction in which such Member acquires or sells any Exchange Shares and obtain any consent, approval, or permission required for such acquisitions or sales under the laws and regulations of any jurisdiction to which such Member is subject or in which such Member makes such acquisitions or sales, and Odyssey shall have no responsibility therefor.

(d) Such Member owns, beneficially and of record, the number of OML Units set forth opposite such Member’s name on the Schedule of Members.

(e) Such Member shall comply in all respects with all restrictions on transfer applicable to such Member’s OML Units, including the restrictions set forth in Article 10 of the OML LLC Agreement, and such Member shall provide such evidence of compliance as Odyssey may reasonably request.

Section 4.02. Information Concerning Odyssey.

(a) Such Member has had access to and reviewed to such Member’s satisfaction all of the SEC Reports and all information disclosed by Odyssey relating to the Go Public Transaction.

(b) Such Member understands and accepts that the acquisition of any Exchange Shares involves various risks, including the risks set forth in the SEC Reports and those relating to the Go Public Transaction. Such Member represents that it is able to bear any loss associated with an investment in the Exchange Shares.

(c) Such Member confirms that it is not relying on any communication (written or oral) of Odyssey or any of its affiliates or its advisors as investment or tax advice or as a recommendation to acquire any Exchange Shares. It is understood that neither Odyssey nor any of its affiliates or its advisors are acting or have acted as an advisor to such Member in deciding to acquire any Exchange Shares. Such Member acknowledges that neither Odyssey nor any of its affiliates or its advisors has made any representation regarding the proper characterization of the Exchange Shares for purposes of determining such Member’s authority to acquire any Exchange Shares.

(d) Such Member is familiar with the business, financial condition and operations of Odyssey, including as may be affected by the Go Public Transaction, based on the SEC Reports and any other information disclosed by Odyssey. Such Member has had access to such information concerning Odyssey, the Go Public Transaction, and the Exchange Shares as it deems necessary to enable it to make an informed investment decision concerning the acquisition of any Exchange Shares.

(e) Such Member understands that each of such Member’s representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Exchange Date, taking into account all information received by such Member.

(f) Such Member understands that no federal or state agency has passed upon the merits or risks of an investment in the Exchange Shares or made any finding or determination concerning the fairness or advisability of an investment in the Exchange Shares.

Section 4.03. Non-Reliance.

(a) Such Member represents that it is not relying on (and will not at any time rely on) any communication (written or oral) of Odyssey or AOM, nor any affiliate or advisor of Odyssey or AOM, as investment advice or as a recommendation to acquire any of the Exchange Shares.

(b) Such Member confirms that none of Odyssey, AOM, their respective affiliates or advisors has (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Exchange Shares or (ii) made any representation to such Member regarding the legality of an investment in the Exchange Shares under applicable legal investment or similar laws or regulations. In deciding to acquire any Exchange Shares, such Member is not relying on the advice or recommendations of Odyssey, AOM any affiliate of Odyssey or AOM or any advisor of Odyssey or AOM, and such Member has made its own independent decision that the investment in the Exchange Shares is suitable and appropriate for such Member.

Section 4.04. Status of the Member.

(a) Such Member has such knowledge, skill, and experience in business, financial, and investment matters that such Member is capable of evaluating the merits and risks of an investment in the Exchange Shares. With the assistance of such Member’s own professional advisors, to the extent that such Member has deemed appropriate, such Member has made its own legal, tax, accounting, and financial evaluation of the merits and risks of an investment in the Exchange Shares. Such Member has considered the suitability of the Exchange Shares as an investment in light of its own circumstances and financial condition, and such Member is able to bear the risks associated with an investment in the Exchange Shares.

(b) Such Member acknowledges that it has completed the Investor Questionnaire and that the information contained therein is complete and accurate as of the date thereof and is hereby affirmed as of the date hereof. Any information that has been furnished or that will be furnished by the undersigned to evidence its status as an accredited investor is accurate and complete, and does not contain any misrepresentation or material omission. Such Member agrees to furnish any additional information requested by Odyssey or any of its affiliates to assure compliance with applicable U.S. federal and state securities laws in connection with the acquisition of Exchange Shares by such Member.

(c) Such Member acknowledges that it has been furnished with all information that it deems necessary to evaluate the merits and risks of the transactions contemplated by this Agreement and the Exchange Shares, including: (i) a copy of Odyssey’s most recent annual report on Form 10-K filed under the Exchange Act and copies of all reports and documents required to be filed by Odyssey under sections 13(a), 14(a), 14(c) and 15(d) of the Exchange Act since the date of such annual report, (ii) a brief description of Exchange Shares, and (iii) any material changes in Odyssey’s affairs that are not disclosed in the documents furnished.

(d) Such Member acknowledges and agrees that the information referenced in Section 4.04(c) above was furnished to it with sufficient time for the Member to review and consider such information in light of its investment in the Exchange Shares prior to the date hereof.

(e) Such Member acknowledges and agrees that it has had the opportunity to ask questions of, and receive answers from, Odyssey and its representatives concerning the terms and conditions of the transactions contemplated hereby and to obtain any additional information reasonably requested to verify the accuracy of information furnished.

Section 4.05. Securities Law Compliance; Restrictions on Transfer.

(a) Such Member is acquiring Exchange Shares solely for such Member’s own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Exchange Shares. Such Member understands that the Exchange Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of such Member and of the other representations made by such Member in this Agreement. Such Member understands that Odyssey is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(b) Such Member understands that the Exchange Shares are “restricted securities” under applicable federal securities laws and that the Securities Act and the rules of the Commission provide in substance that such Member may dispose of Exchange Shares only pursuant to an effective registration statement under the Securities Act or in a transaction exempt from the registration requirements of the Securities Act, and such Member understands that Odyssey has no obligation or intention, except as expressly provided with respect to the Resale Shelf, to register any of the Exchange Shares or the offering or sale thereof, or to take any action to permit offers or sales pursuant to the Securities Act or an exemption from registration thereunder (including pursuant to Rule 144 thereunder). Accordingly, such Member understands that under the Commission’s rules, such Member may dispose of Exchange Shares only pursuant to an effective registration statement under the Securities Act or in transactions which are exempt from the registration requirements of the Securities Act, and any transferee acquiring Exchange Shares from a Member will acquire “restricted securities,” subject to the same limitations that apply to the Exchange Shares in the hands of such Member. Consequently, such Member understands that such Member must bear the economic risks of the investment in the Exchange Shares for an indefinite period of time. Such Member further acknowledges and understands that, under Rule 144, if such Member is not an affiliate of Odyssey (as such term is defined under Rule 144) such Member must hold any Exchange Shares acquired by such Member for a period of at least six (6) months before such Member may sell any of such Exchange Shares under Rule 144 and if the Member is an affiliate the Member and any transferee will be subject to additional restrictions.

(c) Such Member agrees: (i) that such Member will not sell, assign, pledge, give, transfer, or otherwise dispose of any Exchange Shares or any interest therein, or make any offer or attempt to do any of the foregoing, unless the transaction is registered under the Securities Act and complies with the requirements of all applicable state securities laws, or the transaction is exempt from the registration provisions of the Securities Act and all applicable requirements of state securities laws; (ii) that the certificates representing the Exchange Shares will bear the legend set forth in Section 4.06 making reference to the foregoing restrictions; and (iii) that Odyssey and its affiliates shall not be required to give effect to any purported transfer of any Exchange Shares, except upon compliance with the foregoing restrictions.

(d) Such Member acknowledges that neither Odyssey nor any other person offered to sell the Exchange Shares to it by means of any form of general solicitation or general advertising (as such terms are used in Rule 502(c) of Regulation D under the Securities Act), including but not limited to: (i) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio or (ii) any seminar or meeting whose attendees were invited by any general solicitation or general advertising.

Section 4.06. Legend. Such Member understands that any certificates evidencing the Exchange Shares will be imprinted with a legend in substantially the following form:

“THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED, OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR SUCH OTHER APPLICABLE LAWS.”

Section 4.07. Rule 144 Compliance. With a view to making available to the Members the benefits of Rule 144 and any other rule or regulation of the Commission that may at any time permit a Member to sell securities of Odyssey to the public without registration, until the date on which the Members no longer hold any Registrable Securities, Odyssey: (i) shall use commercially reasonable efforts to make and keep public information available, as those terms are understood and defined in Rule 144; (ii) shall use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of Odyssey under Section 13 and 15(d) of the Exchange Act; (iii) represents and warrants that it is not currently an issuer identified in Rule 144(i)(1) (including, without limitation, a “shell company” as defined in Rule 12b-2 under the Exchange Act) and believes that the consummation of the Go Public Transaction will not cause Odyssey to become such an issuer, and covenants that it shall use commercially reasonable efforts to ensure that it will not become such an issuer during the one year period after this Agreement and (iv) shall furnish to any holder of Registrable Securities, upon request, a written statement by Odyssey as to its compliance with the reporting requirements of Rule 144 and Section 13 and 15(d) under the Exchange Act.

Section 4.08. Removal of Legends. For so long as any of the Exchange Shares constitute “restricted securities” within the meaning of Rule 144 under the Securities Act, and subject to receipt by Odyssey of any customary representation letters from a Member as Odyssey may reasonably require, Odyssey shall use its commercially reasonable efforts to promptly assist such Member in the removal of all restrictive legends referencing the Securities Act that limit resales or other distributions of the Exchange Shares to the extent that such Exchange Shares are (1) registered for resale and sold under an effective registration statement or (2) sold pursuant to Rule 144.

Article 5

Miscellaneous

Section 5.01. Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

Section 5.02. Governing Law. This Agreement shall be governed by and construed under the laws of New York as applied to agreements among New York residents, made and to be performed entirely within New York.

Section 5.03. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail if sent during normal business hours of the recipient, if not so confirmed, then on the next business day, or (c) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section 5.03):

If to Odyssey:	Odyssey Marine Exploration, Inc.

	Attention:	Legal Department
	Email:	legal@odysseymarine.com

with a copy (which shall not constitute notice) to:

Allen Overy Shearman Sterling US LLP 599 Lexington Avenue
New York, NY 10022

	Attention:	Rory B. O’Halloran
Christopher Glenn
	Email:	Rory.OHalloran@aoshearman.com
Christopher.Glenn@aoshearman.com

If to any Member:	To the address for such Member set forth
on the signature pages hereto.

Section 5.04. Expenses. Each of the parties shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by this Agreement.

Section 5.05. Entire Agreement; Amendments and Waivers. This Agreement constitutes the full and entire understanding and agreement among the parties with regard to the subjects hereof. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of Odyssey and the Members collectively owning not less than 50.1% of all OML Units then outstanding (the “Majority Members”). Any waiver or amendment effected in accordance with this Section 5.05 shall be binding upon each party to this Agreement and any holder of any OML Units at the time outstanding and each future holder of all OML Units.

Section 5.06. Effect of Amendment or Waiver. Each Member acknowledges that by the operation of Section 5.05, the Majority Members will have the right and power to diminish or eliminate all rights of such Member under this Agreement.

Section 5.07. Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

Section 5.08. Counterparts; Facsimile Signatures. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or electronic transmission shall be deemed to be their original signatures for all purposes.

[Signature pages follow.]

IN WITNESS WHEREOF, Odyssey, OML and each Member have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

ODYSSEY MARINE EXPLORATION, INC.

By:
Mark D. Gordon
Chairman and Chief Executive Officer

OCEAN MINERALS, LLC

By:
Hans Smit
Chief Executive Officer

[Signature Page to OML Equity Exchange Agreement]

IN WITNESS WHEREOF, Odyssey, OML and each Member have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

Print Name of Member

Signature of Member

Address:

Exhibit C-1

ANNEX K

FORM OF

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

AMERICAN OCEAN MINERALS CORPORATION

The undersigned, being a duly authorized officer of the Corporation, does hereby certify that the following Amended and Restated Articles of Incorporation have been duly adopted by the Corporation in accordance with applicable provisions of the Nevada Business Corporation Act and hereby amend and restate the Corporation’s Articles of Incorporation in their entirety as follows:

ARTICLE I

NAME

The name of the Corporation shall be: AMERICAN OCEAN MINERALS CORPORATION.

ARTICLE II

PERIOD OF DURATION

The Corporation shall exist in perpetuity, from and after the date of filing these Amended and Restated Articles of Incorporation with the Secretary of State of the State of Nevada unless dissolved according to law.

ARTICLE III

PURPOSES AND POWERS

1. Purposes. Except as restricted by these Amended and Restated Articles of Incorporation, the Corporation is organized for the purpose of transacting all lawful business for which corporations may be incorporated pursuant to the Nevada Business Corporation Act.

2. General Powers. Except as restricted by these Amended and Restated Articles of Incorporation, the Corporation shall have and may exercise all powers and rights which a corporation may exercise legally pursuant to the Nevada Business Corporation Act.

3. Issuance of Shares. The board of directors of the Corporation may divide and issue any class of stock of the Corporation in series pursuant to a resolution properly filed with the Secretary of State of the State of Nevada.

ARTICLE IV

CAPITAL STOCK

The aggregate number of shares which this Corporation shall have authority to issue is: [Seven-Hundred-Fifty Million (750,000,000)]1 shares of $.0001 par value each, which shares shall be designated “Common Stock”; and [Twenty-Five Million (25,000,000)] shares of $.0001 par value each, which shares shall be designated “Preferred Stock” and which may be issued in one or more series at the discretion of the Board of Directors. The Board of Directors is hereby vested with authority to fix by resolution or resolutions the designations and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation the dividend rate, conversion or exchange rights, redemption price and liquidation preference, of any series of shares of Preferred Stock, and to fix the number of shares constituting any such series, and to increase or decrease the number of shares of any such series (but not below the number of shares thereof then outstanding). In case the number of shares of any

[1]	Note to Draft: To be adjusted proportionally to reflect any reverse stock split effected prior to the Closing.

such series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution or resolutions originally fixing the number of shares of such series. All shares of any one series shall be alike in every particular except as otherwise provided by these Amended and Restated Articles of Incorporation or the Nevada Business Corporation Act.

No holder of any shares of the Corporation, whether now or hereafter authorized, shall have any preemptive or preferential right to acquire any shares or securities of the Corporation, including shares or securities held in the treasury of the Corporation.

ARTICLE V

CUMULATIVE VOTING

Each outstanding share of Common Stock shall be entitled to one vote and each fractional share of Common Stock shall be entitled to a corresponding fractional vote on each matter submitted to a vote of shareholders, except as otherwise provided in these Amended and Restated Articles of Incorporation or in any certificate of designation filed pursuant hereto. A majority of the voting power of the shares entitled to vote on the matter, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. Except as otherwise provided by these Amended and Restated Articles of Incorporation, any certificate of designation filed pursuant hereto, or the Nevada Business Corporation Act, if a quorum is present, the affirmative vote of a majority of the voting power represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders. Cumulative voting shall not be allowed in the election of directors of this Corporation.

Shares of Preferred Stock shall be entitled to such voting rights, if any, as are set forth in these Amended and Restated Articles of Incorporation, the applicable certificate of designation, or as otherwise required by the Nevada Business Corporation Act.

ARTICLE VI

TRANSACTIONS WITH INTERESTED DIRECTORS OR OFFICERS

No contract or other transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any corporation, firm or association in which one or more of its directors or officers are directors or officers or are financially interested, shall be either void or voidable solely because of such relationship or interest or solely because such director or officer is present at the meeting of the board of directors or a committee thereof which authorizes, approves, or ratifies such contract or transaction or solely because their votes are counted for such purpose, if:

(a) The fact of such relationship or interest is disclosed or known to the board of directors or committee and noted in the minutes, and the board or committee authorizes, approves, or ratifies the contract or transaction in good faith by a vote or consent sufficient for the purpose without counting the votes or consents of such interested directors;

(b) The fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve, or ratify such contract or transaction in good faith by a majority vote or written consent. The votes of the common or interested directors or officers must be counted in any such vote of stockholders;

(c) The fact of such relationship or interest is not disclosed or known to the director or officer at the time the transaction is brought before the board of directors of the corporation for action; or

(d) The contract or transaction is fair and reasonable as to the Corporation at the time it is authorized or approved.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or a committee thereof which authorizes, approves, or ratifies such contract or other transaction, and if the votes of the common or interested directors are not counted at the meeting, then a majority of the disinterested directors may authorize, approve or ratify the contract or other transaction.

ARTICLE VII

INDEMNIFICATION

The Corporation is authorized to provide indemnification of its directors, officers, employees and agents; whether by bylaw, agreement, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification expressly permitted by Section 78.751 of the Nevada Business Corporation Act for breach of duty to the Corporation and its shareholders, subject only to the applicable limits upon such indemnification as set forth in the Nevada Business Corporation Act. Any repeal or modification of this Article VII or Article XI shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.

ARTICLE VIII

ADOPTION AND AMENDMENT OF BYLAWS

The initial Bylaws of the Corporation shall be adopted by its board of directors. Subject to repeal or change by action of the shareholders, the power to alter, amend or repeal the Bylaws or adopt new Bylaws shall be vested in the board of directors. The Bylaws may contain any provisions for the regulation and management of the affairs of the Corporation not inconsistent with law or these Amended and Restated Articles of Incorporation.

ARTICLE IX

RESIDENT AGENT

The name of the Corporation’s resident agent and the street address in Carson City, Nevada for such resident agent where process may be served are The Corporation Trust Company of Nevada, 701 South Carson Street, Suite 200, Carson City, Nevada 89701.

The resident agent may be changed in the manner permitted by law.

ARTICLE X

BOARD OF DIRECTORS

The number of directors of the Corporation shall be fixed from time to time in the manner provided in the Bylaws of the Corporation. The names and addresses of the initial directors are omitted from these Amended and Restated Amended and Restated Articles of Incorporation, and each director shall hold office in accordance with the Nevada Business Corporation Act and the Bylaws of the Corporation.

ARTICLE XI

LIMITATION OF LIABILITY OF

DIRECTORS AND OFFICERS TO CORPORATION AND SHAREHOLDERS

No director or officer shall be liable to the Corporation or any shareholder for damages for breach of fiduciary duty as a director or officer, except for any matter in respect of which such director or officer (a) shall be liable under Section 78.300 of the Nevada Business Corporation Act or any amendment thereto or successor provision thereto; or (b) shall have acted or failed to act in a manner involving intentional misconduct, fraud or a knowing violation of law. Neither the amendment nor repeal of this Article, nor the adoption of any provision in these Amended and Restated Articles of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring prior to such amendment, repeal or adoption of an inconsistent provision. This Article shall apply to the full extent now permitted by Nevada law or as may be permitted in the future by changes or enactments in Nevada law, including without limitation Section 78.300 and/or the Nevada Business Corporation Act.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Article VII of Odyssey’s Articles of Incorporation provides that Odyssey is authorized to indemnify directors, officers, employees, and agents to the full extent allowed for under the Nevada Business Corporation Act.

Article XI of Odyssey’s Articles of Incorporation provides that no director, officer or stockholder of Odyssey shall be personally liable for damages for breach of fiduciary duty as a director or officer; provided, that this provision shall not eliminate liability of a director or officer for acts or omissions involving intentional misconduct, fraud, or a knowing violation of law or payments or distributions in violation of Nevada law.

Nevada Revised Statutes Section 78.138 currently provides that a director or officer will not be individually liable to the corporation, its stockholders, or its creditors unless it is proven that (a) the director’s or officer’s act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (b) such breach involved intentional misconduct, fraud or a knowing violation of the law. To the extent that Article XI of our articles of incorporation would be deemed to be inconsistent with Section 78.138, the provisions of such statute should control.

Additionally, Nevada Revised Statutes Sections 78.7502 and 78.751 permit us to indemnify our directors and officers as follows:

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he (a) is not liable pursuant to Section 78.138 of the Nevada Revised Statutes or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to Section 78.138 or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he (a) is not liable pursuant to 78.138 of the Nevada Revised Statutes or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines, upon application, that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2 above, or in defense of any claim, issue or matter herein, he must be indemnified by the corporation against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

4. Any discretionary indemnification under subsections 1 and 2 above, unless ordered by a court or advanced pursuant to subsection 5 below, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)  by the stockholders;

(b)  by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

(c)  if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(d)  if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to Nevada Revised Statutes Section 78.7502 and Section 78.751:

(a)  does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 1 or 2 above or for the advancement of expenses made pursuant to subsection 5 above, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and

(b)  continues for a person who has ceased to be a director, officer, employee, or agent and inures to the benefit of the heirs, executors and administrators of such a person.

We may also purchase and maintain insurance on behalf of our directors, officers, employees, and agents for any liability asserted against such persons and liability or expenses incurred by such persons in their capacity as a director, officer, employee, or agent, or arising out of status as such, whether or not the company has the authority to indemnify such persons against such liability and expenses.

Item 21.	Exhibits and Financial Statement Schedules.

Exhibit No.	Description

2.1†	Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed April 8, 2026).

3.1	Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-KSB for the year ended February 28, 2001).

3.2	Certificate of Amendment filed with the Nevada Secretary of State on June 6, 2011 (incorporated by reference to Exhibit 3.1 to the Company’s Report on Form 8-K filed June 7, 2011).

3.3	Certificate of Amendment filed with the Nevada Secretary of State on February 18, 2016 (incorporated by reference to Exhibit 3.1 to the Company’s Report on Form 8-K filed February 19, 2016).

3.4	Certificate of Change filed with the Nevada Secretary of State on February 18, 2016 (incorporated by reference to Exhibit 3.2 to the Company’s Report on Form 8-K filed February 19, 2016).

3.5	Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Company’s Report on Form 8-K dated February 28, 2006).

3.6	Amendment to Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Company’s Report on Form 8-K filed August 15, 2017).

4.1	Reference is hereby made to Exhibits 3.1 through 3.6.

4.2	Form of Tranche I Warrant to Purchase Common Stock dated December 1, 2023 (incorporated by reference to Exhibit 10.3 to the Company’s Report on Form 8-K filed December 4, 2023).

4.3	Form of Tranche II Warrant to Purchase Common Stock dated December 1, 2023 (incorporated by reference to Exhibit 10.4 to the Company’s Report on Form 8-K filed December 4, 2023).

4.4	Form of Warrant Agreement between the Company and each investor named therein (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 8-K filed June 10, 2022).

5.1**	Opinion of Akerman LLP regarding the validity of the securities being registered.

8.1**	Opinion of Allen Overy Shearman Sterling US LLP regarding certain tax matters.

10.1††	2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to the Company’s Report on Form 8-K dated August 3, 2005).

10.2††	Employment Agreement dated August 7, 2014, between the Company and Mark D. Gordon (incorporated by reference to Exhibit 10.36 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014).

10.3††	2015 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K dated January 2, 2015).

10.4††	2019 Stock Incentive Plan (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A dated April 24, 2019).

10.5	Note and Loan Agreement dated April 16, 2020, between Odyssey Marine Exploration, Inc. and Fifth Third Bancorp (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K filed April 22, 2020).

10.6	Loan Authorization, Note and Security Agreement dated May 16, 2020 and executed on June 26, 2020 between Odyssey Marine Exploration, Inc. and the U.S. Small Business Administration (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K filed June 30, 2020).

Exhibit No.	Description

10.7	Third Amended and Restated International Claims Enforcement Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K filed June 17, 2021).

10.8	Form of Subscription Agreement between the Company and each investor named therein (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K filed June 10, 2022).

10.9	Form of Contribution Agreement among Odyssey Marine Exploration, Inc., Odyssey Minerals Cayman Limited, and Ocean Minerals, LLC (incorporated by reference to Exhibit 10.3 to the Company’s Report on Form 8-K filed June 5, 2023).

10.10	Note and Warrant Purchase Agreement dated December 1, 2023 (incorporated by reference Exhibit 10.1 to the Company’s Current Report on Form 8-K filed December 4, 2023).

10.11	Executive Compensation Plan dated July 8, 2024 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed August 8, 2024).

10.12	Executive Severance Plan dated August 5, 2024 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed August 8, 2024).

10.13	Amendment to Note and Warrant Purchase Agreement dated December 20, 2024 (incorporated by reference to Exhibit 10.03 to the Company’s Current Report on Form 8-K filed December 23, 2024).

10.14	Amended and Restated Joint Venture Agreement dated February 27, 2026 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed February 27, 2026).

10.15	Form of AOM PIPE Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed April 8, 2026).

10.16	Form of AOM PIPE Warrant (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed April 8, 2026).

10.17	Form of Odyssey Note Purchase Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed April 8, 2026).

10.18	Form of Odyssey Transaction Support Agreement (incorporated by reference to Annex A)

10.19	Form of AOM Transaction Support Agreement (incorporated by reference to Annex A)

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed March 31, 2026).

23.1*	Consent of Grant Thornton LLP, Independent Accountants.

23.2*	Consent of Grant Thornton LLP, Independent Accountants.

23.3*	Consent of Grant Thornton LLP, Independent Accountants.

23.4*	Consent of Grant Thornton LLP, Independent Accountants.

23.5*	Consent of RSC Consulting Ltd.

23.6*	Consent of RSC Consulting Ltd.

23.7*	Consent of Moana Hohonu Consulting, LLC

23.8*	Consent of Moana Hohonu Consulting, LLC

23.9*	Consent of Wyco Mineral Advisors

23.10*	Consent of Wyco Mineral Advisors

Exhibit No.	Description

23.11*	Consent of Dr. Simon Nielsen, QP

23.12**	Consent of Akerman LLP (included in Exhibit 5.1).

23.13**	Consent of Allen Overy Shearman Sterling LLP (included in Exhibit 8.1)

24.1	Power of Attorney (included on the signature page of the Registration Statement).

96.1*	Initial Assessment and Technical Report Summary for the EL1 Cook Islands Polymetallic Nodule Deposit, South Pacific Ocean, prepared by RSC Consulting Ltd and Dr. Simon Nielsen for CIC Limited, effective December 31, 2025.

96.2*	S-K 1300 Technical Report Summary on a Mineral Resource Estimate for the EL3 Cook Islands Polymetallic Nodule Deposit, prepared by RSC Consulting Ltd for Moana Minerals Ltd., effective December 31, 2025.

96.3*	S-K 1300 Technical Report Summary for AOM Area A-1, prepared by WYCO Mineral Advisors and Moana Hohonu Consulting, LLC for American Ocean Minerals Corporation, effective February 12, 2026.

96.4*	S-K 1300 Technical Report Summary for AOM Area A-2, prepared by WYCO Mineral Advisors and Moana Hohonu Consulting, LLC for American Ocean Minerals Corporation, effective February 12, 2026.

99.1**	Form of Proxy Card of Odyssey Marine Exploration, Inc.

99.2*	Consent of Moelis & Company LLC.

EX-101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.

EX-101.SCH	Inline XBRL Taxonomy Extension Schema Document.

EX-101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

EX-101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

EX-101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

EX-101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104**	Cover Page Interactive Data File (embedded within the Inline XBRL document).

107*	Filing fee table.

†	Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Odyssey hereby undertakes to furnish copies of any of the omitted schedules upon request by the SEC.
††	Management contract or compensatory plan.
*	Filed herewith.
**	To be filed by amendment.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

A.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the o reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

B.

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

D.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

E.

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant hereby undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

F.	The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

G.

The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (F) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

H.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

I.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

J.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in Tampa, Florida on May 8, 2026.

ODYSSEY MARINE EXPLORATION, INC.

By:	/s/ Mark D. Gordon
Mark D. Gordon
Chief Executive Officer
(Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)

POWER OF ATTORNEY

Each of the undersigned, whose signature appears below, hereby constitutes and appoints Mark D. Gordon and Susan Fennessey, and each of them severally, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or appropriate to be done with respect to this registration statement or any amendments hereto in the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated:

/s/ Mark D. Gordon Mark D. Gordon	Chairman of the Board and Chief Executive Officer (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)	May 8, 2026

/s/ Mark B. Justh Mark B. Justh	Lead Director	May 8, 2026

/s/ Larissa Pommeraud Larissa Pommeraud	Director	May 8, 2026

/s/ Jon D. Sawyer Jon D. Sawyer	Director	May 8, 2026

/s/ Todd E. Siegel Todd E. Siegel	Director	May 8, 2026